As submitted confidentially with the Securities and Exchange Commission on March 16, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Eureka Acquisition Corp

Co-registrant is listed on the following page
(Exact name of registrant as specified in its charter)

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14 Prudential Tower

Singapore 049712
(+1) 949 899 1827
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[Cogency Global Inc.]
[122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Venick, Esq.
Loeb & Loeb LLP

10100 Santa Monica Blvd

Los Angeles, CA 90067
 Tel: +1 (310) 728-5129

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and after all conditions under the Business Combination Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant and Co-registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CO-REGISTRANT TABLE

Exact Name of Co-Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number)
Marine Thinking Inc.	Canada	7373	[●]

The Co-Registrant has the following principal executive office:

1096 Marginal Road, Suite 110

Halifax, NS B3H 4N4, Canada

The agent for service for the Co-Registrant is:

[Cogency Global Inc.]
[122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102]

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION DATED MARCH 16, 2026

PROXY STATEMENT/PROSPECTUS

Marine Thinking Inc.	Eureka Acquisition Corp

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
EUREKA ACQUISITION CORP

PROSPECTUS FOR UP TO [●] COMMON SHARES OF MARINE THINKING INC.

Proxy Statement/Prospectus dated [       ], 2026

and first mailed to the shareholders of Eureka Acquisition Corp on or about [       ], 2026

To the Shareholders of Eureka Acquisition Corp:

You are cordially invited to attend the Extraordinary General Meeting of the Shareholders of Eureka Acquisition Corp, a Cayman Islands exempted company (the “SPAC”, “Eureka”, “we”, “our”, or “us” under any paragraphs regarding Eureka Acquisition Corp), which will be held at, [       ] a.m. Eastern Time, on [       ], 2026 (the “SPAC EGM”), or at such other time and on such other date to which the meeting may be postponed or adjourned. Eureka will be holding the SPAC EGM at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via teleconference using the following dial-in information:

Within the U.S. and Canada Toll Free
Outside of the U.S. and Canada
Participant Passcode

The board of directors of Eureka has unanimously approved a business combination agreement, dated as of October 29, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and among the SPAC, Marine Thinking Inc., a company (the “Company”) incorporated under the Canada Business Corporations Act (“CBCA”) and 17358750 Canada Inc., a company incorporated under the CBCA and a wholly-owned subsidiary of the SPAC (the “Amalgamation Sub”).

Upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with applicable laws, (a) prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), the SPAC shall complete the deregistration as a Cayman Islands exempted company in accordance with section 206 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). The SPAC, from and after the completion of the SPAC Continuance, is referred to herein as “Pubco.” Upon the completion of the SPAC Continuance, the name of Pubco shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the parties to the BCA may agree on; and (b) following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by the Company and Amalgamation Sub and in accordance with section 181 of the CBCA (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of Pubco. The Continuance, the Amalgamation, and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination” or the “Transactions.”

Pursuant to the terms of the Business Combination Agreement, at the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any party or the holders of shares of the Company or the Amalgamation Sub:

(a) Each common share of the Company (“Company Share”) issued and outstanding immediately prior to the Amalgamation Effective Time (other than the Dissent Shares as defined in the BCA) shall automatically be cancelled in exchange for a number of fully paid and non-assessable class A ordinary shares of Pubco (“Pubco Class A Shares”) equal to the Amalgamation Multiple (as defined below) and such Company Share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the foregoing issuance of the Pubco Class A Shares, Amalco shall issue to Pubco one share of Amalco (“Amalco Share”) for each Pubco Class A Share so issued. Additionally, Pubco shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it and the shares of the Amalgamation Sub will be cancelled;

(b) Each Company Option (as defined below) issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive Pubco Class A Shares (each, a “Rollover Option”) for each Company Option held, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. The Company shall assign, and Pubco shall assume, the Company Option Agreements, and any restriction on any Company Option shall continue in full force and effect under the Rollover Option and the terms and other provisions of such Company Option shall otherwise remain unchanged, except for terms rendered inoperative by reason of the Transactions (as defined below) or for such other immaterial administrative or ministerial changes as the Pubco Board (or the compensation committee of the Pubco Board) may determine in good faith are necessary to effectuate the administration of the Rollover Options. The number of the Pubco Class A Shares issuable upon exercise of each Rollover Option shall be determined by multiplying the number of Company Shares (as defined below) that were subject to such Company Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of the Pubco Class A Shares;

(c) Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

At the Amalgamation Effective Time, without any action on the part of any party or the holders of shares of the SPAC:

(a) Each SPAC Unit issued and outstanding immediately prior to the Closing shall (to the extent not already separated) be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Share and one SPAC Right (as defined below) in accordance with the terms of the applicable SPAC Unit;

(b) Each SPAC Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of a SPAC Class A Share; and

(c) Immediately following the separation of each SPAC Unit in accordance with paragraph (i) above and the conversion of the SPAC Rights in accordance with paragraph (ii) above, (A) each SPAC Class A Share, other than the SPAC Class A Shares to be redeemed pursuant to the SPAC Share Redemption (as defined in the BCA), shall continue to be issued and outstanding as Pubco Class A Share, (B) each SPAC Class A Share to be redeemed pursuant to the SPAC Share Redemption shall automatically be cancelled in exchange for the right to be redeemed pursuant to the SPAC Share Redemption, and shall no longer be outstanding and cease to exist, (C) each SPAC Class B Share issued and outstanding immediately prior to the Closing shall automatically be cancelled in exchange for the right to receive one Pubco Class A Share, and shall no longer be outstanding and cease to exist, and (D) each SPAC Share held in the treasury of the SPAC immediately prior to the Closing shall no longer be outstanding and be cancelled and cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

Amalgamation Multiple means the quotient obtained by dividing (i) Total Share Consideration (as defined below) by (ii) the total number of Company Shares on a fully diluted basis as of immediately prior to the Closing (assuming the exchange, conversion or exercise of any options, warrants or other convertible or exchangeable securities), including without limitation the shares issuable under certain agreements entered into between the Company and its employees before the Closing pursuant to which the Company grants certain options to purchase Company Shares (“Company Options”).

Total Share Consideration means the quotient obtained by dividing (i) US$130.0 million plus the cash proceeds from the Pre-IPO Investment(s) (as defined in the BCA), if any, after deduction of costs and expenses incurred by the Company in connection with the Pre-IPO Investment(s), which amount shall in no event exceed $6.5 million, by (ii) US$10.00 per SPAC Class A Share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing and prior to the applicable redemption or conversion).

As of the date of this proxy statement/prospectus, the SPAC Units, SPAC Class A Shares, and SPAC Rights are currently listed on the Nasdaq Stock Market (“Nasdaq”) under the symbols “EURKU,” “EURK” and “EURKR,” respectively. Immediately prior to the Amalgamation Effective Time, every issued and outstanding SPAC Unit, consisting of one SPAC Class A Share and one SPAC Right, will be automatically detached (“Unit Separation”) and the holder thereof will be deemed to hold one SPAC Share and one SPAC Right. Accordingly, there will be no SPAC Units nor any Nasdaq listing of SPAC Units or SPAC Rights following the consummation of the Business Combination. The parties anticipate that, following the Business Combination, the Pubco Class A Shares will be listed on Nasdaq under the symbol “[ ],” and the SPAC Units, SPAC Class A Shares and SPAC Rights will cease trading on Nasdaq and will be deregistered under the Securities Exchange Act of 1934, as amended, upon the consummation of the Business Combination.

At the SPAC EGM, the SPAC’s shareholders will be asked to consider and vote upon the following proposals:

●	Proposal No. 1 — The NTA Proposal — to consider and vote upon a proposal to approve by special resolution, the amendment of Eureka’s Organization Documents, which currently restricts consummation of a shareholder redemption offer in connection with a business combination if the redemptions made pursuant to such offer would cause Eureka to have net tangible assets of less than US$5,000,001 prior to or upon consummation of a business combination (the “NTA Requirement”) as set out in Articles 38.2 and 38.6 of Eureka’s Organization Documents, in order to expand the methods that Eureka may employ to not become subject to the “penny stock” rules of the SEC, as reflected in the New Articles and New Bylaws of the Pubco and with effect from the date of the SPAC Continuance (the “NTA Proposal").

●	Proposal No. 2 — The Business Combination Proposal — to consider and vote upon a proposal to approve and authorize, by ordinary resolution, the business combination agreement, dated as of October 29, 2025, by and among the SPAC, the Company, and the Amalgamation Sub, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Business Combination Proposal”).

●	Proposal No. 3 — The SPAC Continuance Proposal — to consider and vote upon a proposal to approve and authorize that, by special resolution, to approve the SPAC Continuance (“the SPAC Continuance Proposal”);

●	Proposal No. 4 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve by special resolution, in connection with, and with effect from the date of, the SPAC Continuance, the adoption of the proposed the new articles of continuance and bylaws of the SPAC in substantially the form attached to the accompanying proxy statement/prospectus as Annex B and Annex C (the “New Articles and New Bylaws of the Pubco”), and the name change of the SPAC from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on (the “Organizational Documents Proposal”);

●	Proposal No. 5 — The Pubco Director Appointment Proposal — to consider and vote upon a proposal to approve by ordinary resolution of the holders of the SPAC Class B Shares only, the appointment and/or removal of the directors of the SPAC (the “Pubco Director Appointment Proposal”);

●	Proposal No. 6 — The Pubco Equity Plan Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the adoption of a new Pubco Equity Plan (the “Pubco Equity Plan”) by the SPAC (the “Pubco Equity Plan Proposal”). A copy of the Pubco Equity Plan is attached to the accompanying proxy statement/prospectus as Annex D;

●	Proposal No. 7 — The Nasdaq Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the issuance of 13,036,898 SPAC Class A Shares by the SPAC in connection with the Transactions (the “Nasdaq Proposal”); and

●	Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposals, the Organizational Documents Proposal, the Board Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal (the “Adjournment Proposal”).

The Eureka Board of directors (the “Eureka Board”) received a fairness opinion from King Kee Appraisal and Advisory Limited (“KKG”) as to the fairness of the transactions to the holders of SPAC Shares from a financial point of view. See “Proposal No. 2 – The Business Combination Proposals—Fairness Opinion of KKG” and the opinion of KKG included as Annex E to this proxy statement/prospectus. As permitted under the SPAC’s current Organizational Documents and the Companies Act, the independent directors of the SPAC did not retain an unaffiliated representative to act solely on behalf of unaffiliated securityholders of the SPAC for purposes of negotiating the terms of the Business Combination Agreement and/or preparing a report concerning the approval of the Business Combination.

After careful consideration, each of the Eureka Board and the Company’s board of directors has unanimously approved the Business Combination Agreement and determined that each of the proposals is fair to and it is advisable to consummate the Business Combination. The Eureka Board unanimously recommends that the SPAC Shareholders vote FOR all of the proposals presented to the shareholders at the extraordinary general meeting. The Transactions were not structured to require the approval of at least a majority of unaffiliated securityholders of the SPAC, as permitted under the SPAC’s current Organizational Documents and the Companies Act. When you consider the Eureka Board’s recommendation of these proposals, you should keep in mind that Hercules Capital Management Corp (the “Sponsor”) and the SPAC’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder.

Dr. Fen Zhang is the sole director and the chief executive officer of the Sponsor, and has voting, dispositive or investment powers over the Sponsor with respect to SPAC Shares held by the Sponsor, thus is deemed to have beneficial ownership of the shares held by the Sponsor. The Sponsor currently holds (i) 1,220,000 SPAC Class B Shares, (ii) 228,000 SPAC Class A Shares underlying the SPAC Private Units; and (iii) 45,600 SPAC Class A Shares underlying the SPAC Private Rights.

The independent directors of the SPAC currently hold 20,000 SPAC Class B Shares. None of the officers or directors of the SPAC have received any cash compensation for services rendered to SPAC or in connection with the Business Combination. At the Closing, the independent directors of the SPAC are expected to hold Company Shares in proportion to the number of SPAC Class A Shares.

At the Closing, the Sponsor is expected to hold 1,493,600 Pubco Class A Shares, consisting of (i) 1,407,500 Pubco Class A Shares to be converted from SPAC Class B Shares held by the Sponsor, (ii) 228,000 Pubco Class A Shares to be converted from SPAC Class A Shares underlying the SPAC Private Units held by the Sponsor; and (iii) 45,600 Pubco Class A Shares to be converted from SPAC Rights underlying the SPAC Private Units held by the Sponsor. The Sponsor did not and will not receive any cash compensation during the ordinary course of managing the SPAC or in connection with the Business Combination.

The following table sets forth the amount of consideration received or to be received by (1) the Company, (2) SPAC Public Shareholders, (3) the holders of SPAC Public Rights, (4) the Sponsor, and (5) the SPAC IPO Underwriter, in connection with the Business Combination, in each case, assuming no redemptions, 25% redemptions, 50% redemptions, 75% redemptions and maximum redemptions, which assumes the minimum balance required of $[   ] million, and in each scenario, assumes a per share value of $[    ]. Unless otherwise specified, the share amounts have been determined under the assumptions set forth under the section of this proxy statement/prospectus entitled “Frequently Used Terms.” If the actual facts are different from the foregoing assumptions, the share amounts and cash value set forth below will be different.

	Assuming no redemption scenario		Assuming 25% redemption scenario		Assuming 50% redemption scenario		Assuming 75% redemption scenario		Assuming 100% redemption scenario
Shareholders	Number of Pubco Class A Shares	Value ($)(1)	Number of Pubco Class A Shares	Value ($)	Number of Pubco Class A Shares	Value ($)	Number of Pubco Class A Shares	Value ($)	Number of Pubco Class A Shares	Value ($)
Sponsor	1,671,100	16,711,000	1,671,100	16,711,000	1,671,100	16,711,000	1,671,100	16,711,000	1,671,100	16,711,000
- Founder Shares(2)	1,397,500	13,975,000	1,397,500	13,975,000	1,397,500	13,975,000	1,397,500	13,975,000	1,397,500	13,975,000
- Private Units(3)	228,000	2,280,000	228,000	2,280,000	228,000	2,280,000	228,000	2,280,000	228,000	2,280,000
- Private Rights(4)	45,600	456,000	45,600	456,000	45,600	456,000	45,600	456,000	45,600	456,000
SPAC’s former and current directors(5)	40,000	400,000	40,000	400,000	40,000	400,000	40,000	400,000	40,000	400,000
SPAC IPO Underwriter(6)	230,000	2,300,000	230,000	2,300,000	230,000	2,300,000	230,000	2,300,000	230,000	2,300,000
Holders of SPAC Public Shares(7)	2,930,233	29,302,330	2,197,675	21,976,750	1,465,117	14,651,170	732,558	7,325,580	-	-
Holders of SPAC Public Rights(8)	1,150,000	11,500,000	1,150,000	11,500,000	1,150,000	11,500,000	1,150,000	11,500,000	1,150,000	11,500,000
Alpha Innovators Limited(9)	397,500	3,975,000	397,500	3,975,000	397,500	3,975,000	397,500	3,975,000	397,500	3,975,000
Company(10)	13,036,898	130,368,980	13,036,898	130,368,980	13,036,898	130,368,980	13,036,898	130,368,980	13,036,898	130,368,980

(1)	The value of the consideration to be received is calculated based on a deemed value of $10.00 per SPAC Share.

(2)	Represents the number of SPAC Class B Shares upon conversion into Pubco Class A Shares on a one-on-one basis, excluding 10,000 SPAC Class B Shares on an as-exercised basis for a share purchase option exercisable by a current independent director of the SPAC upon the expiration or early release of applicable transfer restrictions on the Founder Shares.

(3)	Represents the number of SPAC Class A Shares included in the Private Units.

(4)	Represents the maximum number of SPAC Class A Shares upon conversion of the Private Rights. Every five (5) Private Rights will be converted to one Pubco Class A Share.

(5)

Represents 30,000 SPAC Class B Shares held by the SPAC’s current and former independent directors and 10,000 SPAC Class B Shares to be held by a current independent director of the SPAC on an as-exercised basis for a share purchase option exercisable by a current independent director of the SPAC upon the expiration or early release of applicable transfer restrictions on the Founder Shares.

(6)	Represents the number of SPAC Class A Shares held by the SPAC IPO Underwriter.

(7)	Represents the number of SPAC Class A Shares underlying SPAC Units.

(8)	Represents the number of SPAC Class A Shares upon conversion of the SPAC Public Rights, which will be converted into Pubco Class A Shares on a one-on-one basis. Every five (5) SPAC Public Rights will be converted to one SPAC Class A Share.

(9)	Represents the number of SPAC Class A Shares to be issued to Alpha Innovators Limited pursuant to a finder’s agreement dated April 1, 2025, by and between the SPAC and Alpha Innovators Limited, as may be amended from time to time.

(10)	Represents 20,859,036 Company Shares that are held by the shareholders of the Company, which will be converted into 13,036,898 Pubco Class A Shares, excluding shares available for future issuance pursuant to the proposed Pubco Equity Plan.

Compensation Received by the Sponsor

Set forth below is a summary of the terms and amount of the compensation received or to be received by the SPAC’s sponsor, Hercules Capital Management Corp (the “Sponsor”) and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by the SPAC to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor	On July 4, 2023 and September 29, 2023, an aggregate of 1,437,500 Founder shares, or the insider shares, were issued to the Sponsor for an aggregate purchase price of $25,000. On July 8, 2024, as a result of the Sponsor’s full exercise of its over-allotment option, and all 187,500 Founder Shares were no longer subject to forfeiture.	The SPAC has agreed to reimburse the insiders for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of the date of this proxy statement/prospectus, there were $100 out-of-pocket unpaid reimbursable expenses for which the insiders, including the Sponsor and its affiliates, are awaiting reimbursement.

Immediately prior to the closing of the IPO, the Sponsor transferred an aggregate of 30,000 of its Founder Shares, or 10,000 each, to its then independent directors for their board service, at the original purchase price. Simultaneously with the closing of the SPAC’s IPO on July 3, 2024, the Sponsor purchased 228,000 Private Units for an aggregate purchase price of $2,280,000.

Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding SPAC Class B Shares will convert automatically, on a one-for-one basis, into one Pubco Class A Share. In the event the share price of Pubco Class A Shares falls below the price paid by a shareholder of the SPAC at the time of purchase of the SPAC Class A Shares by such shareholder, a situation may arise in which the Sponsor or a director of the SPAC maintains a positive rate of return on its/ his/her SPAC Shares while such shareholder of the SPAC experiences a negative rate of return on the shares such shareholder of the SPAC purchased. The securities currently owned by the Sponsor will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this prospectus, the Sponsor holds 1,681,100 SPAC Shares, including 1,407,500 Founder Shares and 228,000 SPAC Class A Shares included in the Private Units, based on an estimated market price of $[●] per SPAC Class A Share (i.e. being SPAC Class A Share’s closing price on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of Pubco Class A Shares owned by the Sponsor would be $[●] and the Sponsor would have a potential aggregate profit of $[●], representing a profit of $[●] per Company Share, whereas other public shareholders of the SPAC would only have a profit of $[●] per Company Share.

The Sponsor or an affiliate of the Sponsor or certain of the SPAC’s officers and directors may provide non-interest bearing loans to finance transaction costs in connection with an intended initial business combination and the Sponsor may provide non-interest bearing loans to extend the time period for consummating our initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of the loans (“Working Capital Loans”) made by the Sponsor, the SPAC’s officers and directors, or the SPAC’s or their affiliates to the SPAC prior to or in connection with its initial business combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the private placement units. On August 25, 2025, the SPAC issued an unsecured promissory note to the Sponsor in the principal amount of up to $300,000 for general working capital purposes (the “Working Capital Note”). As of the date of this proxy statement/prospectus, the Working Capital Note is fully drawn down.

The Sponsor or its affiliates or designees may provide non-interest bearing loans to the SPAC to extend the time available for it to consummate the initial business combination. On June 30, 2025, the SPAC extended the time available for it to consummate the initial business combination through an extraordinary general meeting. After the extension, and as of the date of this proxy statement/prospectus, the SPAC has until April 3, 2026 to complete a business combination, and may elect to extend the period to consummate a business combination by additional one-month extensions (each, a “Monthly Extension”), for a total of up to 12 months to July 3, 2026. As of the date of this proxy statement/prospectus, the Company has paid $150,000 from its working capital, the SPAC has issued seven unsecured promissory notes to the Sponsor in the aggregate principal amount of $1,050,000 (the “Extension Note”) to the Sponsor in connection with the payment for Monthly Extension, and the SPAC has issued one unsecured promissory notes to Marine Thinking in the aggregate principal amount of $150,000.

The Sponsor is entitled to $10,000 per month for office space, administrative and support services until the completion of an initial business combination under the Administrative Services Agreement. For the three months ended September 30, 2025, the SPAC incurred $30,000 in fees for these services. As of the date of this proxy statement/prospectus, the unpaid services fee amounts to $80,000.

The reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming public shareholders of the SPAC. See “Unaudited Pro Forma Combined Financial Information.”

Conflicts of Interest

When considering the Eureka Board’s recommendation that the SPAC’s shareholders vote in favor of the NTA Proposal, the Business Combination Proposal and the SPAC Continuance Proposal, shareholders should be aware that directors and officers of the SPAC may have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated shareholders of the SPAC. The SPAC’s CEO and Chairman, Dr. Fen Zhang, is also the sole director and the chief executive officer of the Sponsor. These interests include, among other things, the interests listed below:

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders are expected to hold 1,711,100 Pubco Class A Shares, consisting of (i) 1,407,500 Pubco Class A Shares to be converted from SPAC Class B Shares held by the Sponsor on a one-on-one basis, (ii) 228,000 Pubco Class A Shares underlying the SPAC Private Units held by the Sponsor; (iii) 45,600 Pubco Class A Shares to be converted from SPAC Rights underlying the SPAC Private Units held by the Sponsor; and (iv) 30,000 Pubco Class A Shares to be converted from SPAC Class B Shares held by the former and two current independent directors of the SPAC on a one-on-one basis, which in the aggregate, would be approximately [●]% and [●]% ownership interest in Pubco following the consummation of the Business Combination under the no redemption scenario and the maximum redemption scenario, respectively, on an as converted basis.

●	the fact that the Sponsor acquired 228,000 SPAC Private Units at $10.00 per private unit through private placement simultaneously with the closing of the SPAC IPO on July 3, 2024.

●	the fact that the Sponsor paid $25,000, or approximately $0.0001 per share, for 1,437,500 Founder Shares prior to the SPAC IPO, which will be convert on a one-for-one basis, into the same number of Pubco Class A Shares at the Amalgamation Effective Time pursuant to the Business Combination Agreement. All of the Founder Shares are subject to certain transfer restrictions and could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $[●] million, based on the most recent closing price of SPAC Class A Shares of $[●] per share on [●], 2026.

●	the fact that if the Business Combination or another business combination is not consummated by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), the SPAC will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of SPAC’s remaining shareholders and SPAC’s Board, liquidating and dissolving. In such event, the Founder Shares and Private Shares held by the Sponsor would be worthless because SPAC’s initial shareholders are not entitled to participate in any redemption or distribution with respect to such shares.

●	the fact that if the Business Combination is consummated, each of issued and outstanding Company Shares will be converted into a number of Pubco Class A Shares equal to the Amalgamation Multiple. Given the differential in the purchase price that the Sponsor paid for the Founder Shares, as compared to the price of SPAC Public Shares paid by SPAC Public Shareholders in the SPAC IPO, the Sponsor is likely to be able to recoup their investment in the SPAC and make a substantial profit on that investment, even if Company Shares have lost significant value. This means that the Sponsor could earn a positive rate of return on their investment, even if the SPAC’s Public Shareholders experience a negative rate of return in the SPAC following the consummation of the Business Combination.

●	the fact that the Sponsor and officers and directors of the SPAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any insider shares and private shares held by them if the SPAC fails to complete an initial business combination by April 3, 2026 (or July 3, 2026, if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that if the SPAC liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the SPAC for services rendered or contracted for or products sold to us in excess of the net proceeds of the SPAC IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement.

●	the fact that pursuant to the SPAC’s Organizational Documents, the SPAC may elect to extend the time to consummate a business combination up to 12 Monthly Extensions to July 3, 2026 and have issued and may continue to issue Extension Notes to the SPAC for extending the time to consummate a business combination.

●	the fact that the Sponsor or an affiliate of the Sponsor or certain of the SPAC’s officers and directors may provide non-interest bearing loans to finance transaction costs in connection with an intended initial business combination and the Sponsor may provide non-interest bearing loans to extend the time period for consummating our initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of the Working Capital Loans made by the Sponsor, the SPAC’s officers and directors, or the SPAC’s or their affiliates to the SPAC prior to or in connection with its initial business combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the private placement units. On August 25, 2025, the SPAC issued an unsecured promissory note to the Sponsor in the principal amount of up to $300,000 for general working capital purposes (the “Sponsor Note”).

●	the fact that the Sponsor is entitled to $10,000 per month for office space, administrative and support services.

●	the fact that the Business Combination Agreement provides for the continued indemnification of the SPAC’s former and current directors and officers and the continuation of directors and officers liability insurance covering the SPAC’s former and current directors and officers.

●	the fact that the SPAC’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on the SPAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the SPAC fails to consummate a business combination within the required time period under the SPAC’s Organizational Documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, the SPAC may not be able to reimburse these expenses if the Business Combination with the Company or another business combination is not completed by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that Pubco, the SPAC Sponsor, each of the Company Shareholders and certain other parties named in the BCA will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) at the Closing which provides for registration rights following consummation of the Business Combination.

●	the fact that in addition to these interests of the Sponsor and SPAC’s officers, directors and advisors, to the fullest extent permitted by applicable laws and the SPAC’s Organizational Documents, waive certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and the SPAC will renounce any expectation that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to us. The SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, the SPAC does not believe that the waiver of the application of the corporate opportunity doctrine had a material impact on its ability to complete its initial business combination.

For a discussion of all potential sources of conflicts of interests, see “Interests of the Sponsor and SPAC’s Directors and Officers in the Business Combination.”

On July 4, 2023 and September 29, 2023, an aggregate of 1,437,500 Founder shares were issued to the Sponsor for an aggregate purchase price of $25,000. Simultaneously with the closing of the IPO, the SPAC consummated the private placement (the “Private Placement”) with the Sponsor of 228,000 SPAC Units, generating total proceeds of $2,280,000. The following table sets forth information regarding directors and officers of the SPAC and the Sponsor’s beneficial interests in securities of the SPAC as at March [*], 2026:

Shareholder(1)	Number of SPAC Shares	Number of SPAC Units
Fen Zhang(2)	1,407,500	228,000
Zhechen Wang	—	—
Cameron R. Johnson	—	—
Kevin McKenzie	10,000	—
Lauren Simmons	10,000	—
All executive officers and directors as a group (5 individuals)	1,427,500	228,000
5% Holders
Hercules Capital Management Corp(2)	1,407,500	234,290

Notes:

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Eureka Acquisition Corp, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

(2)	Dr. Fen Zhang is the sole director and the chief executive officer of the Sponsor. The person having voting, dispositive or investment powers over the Sponsor is Dr. Fen Zhang, thus Fen Zhang is deemed to have beneficial ownership of the shares held by the Sponsor.

If the SPAC does not consummate an initial business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 1,681,100 Pubco Class A Shares held by the Sponsor, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[●] million based upon the closing price of $[●] per share on Nasdaq on [●], 2026 the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of the SPAC in securities of the SPAC, the Sponsor and the directors and officers of the SPAC have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of the SPAC.

Moreover, prior to the IPO, the SPAC issued an aggregate of 1,437,500 Founder Shares, or insider shares, to the Sponsor for an aggregate purchase price of $25,000. As of the date of this prospectus, the Sponsor hold an aggregate of 1,407,500 Founder Shares, the purchase price of which was $25,000, or approximately $0.018 per share, and the three former and current independent directors hold an aggregate of 30,000 Founder Shares, acquired for nominal cash consideration. As a result, the Sponsor and the directors and officers of the SPAC will have rates of return on their respective investments which differ from the rate of return of shareholders of the SPAC who purchased SPAC Class A Shares at various other prices, including SPAC Class A Shares included in SPAC Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding SPAC Class A Shares remain outstanding as Pubco Class A Shares and each of the then issued and outstanding SPAC Class B Shares will convert into one Pubco Class A Share on a one-to-one basis and each of the Company Shares will convert into a number of Pubco Class A shares equal to the Amalgamation Multiple. In the event the share price of Pubco Class A Shares falls below the price paid by a shareholder of the SPAC at the time of purchase of the SPAC Class A Shares by such shareholder, a situation may arise in which the Sponsor, an officer or a director of the SPAC maintains a positive rate of return on its/ his/her SPAC Class A Shares while such shareholder of the SPAC experiences a negative rate of return on the shares such shareholder of the SPAC purchased. The securities currently owned by the Sponsor and the SPAC’s directors and officers will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Sponsor holds 1,681,100 SPAC Shares, including 1,407,500 Founder Shares and 228,000 SPAC Class A Shares included in the Private Units, based on an estimated market price of $[●] per SPAC Class A Share (i.e. being the SPAC Class A Shares closing price on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of the Pubco Class A Shares owned by the Sponsor would be $[●] and the Sponsor would have a potential aggregate profit of $[●], representing a profit of $[●] per SPAC Class A Share, whereas other public shareholders of the SPAC would only have a profit of $[●] per SPAC Class A Share.

As a result of the interests of the Initial Shareholders in securities of the SPAC, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to shareholders of the SPAC, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of the SPAC.

In connection with the Business Combination, there may be any actual or potential material conflict of interest between: on one hand, the SPAC’s officers or directors; and, on the other hand, unaffiliated security holders of the SPAC. Shareholders should also be aware that interests of the Sponsor and the SPAC’s officers and directors may be inherently different from the interests of unaffiliated shareholders of the SPAC, which could cause them to pursue terms of Business Combination less favorable to non-redeeming shareholders, and they owe no fiduciary duty to the SPAC’s shareholders. However, under Cayman Islands law, the SPAC’s directors owe fiduciary duties to the SPAC, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in the best interests of the SPAC as a whole. The SPAC’s directors also must exercise their powers only for a proper purpose. Accordingly, when considering and approving the Business Combination, the SPAC’s directors must comply with their fiduciary duties under Cayman Islands law by acting honestly, in good faith, and in the best interests of the SPAC as a whole. Furthermore, the SPAC intends to use substantially all of the funds held in the trust account to complete the Business Combination, after the payment to holders of SPAC Class A Shares exercising redemption rights upon Closing, and any remaining amount will be used for future working capital and other corporate purposes of the combined entity. See “Questions and Answers about the Business Combination and the Extraordinary General Meeting — Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?” on page xxii.

The board of directors of the SPAC has determined (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of, the SPAC and its shareholders, and (ii) to recommend that the shareholders approve the transactions contemplated by the Business Combination Agreement, including the Business Combination. The SPAC obtained a fairness opinion from KKG in determining whether or not to proceed with the Business Combination. The Eureka Board relied on the Fairness Opinion and also the financial skills and background of its officers and directors. The SPAC believed that the officers and directors of the SPAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination. For details, see “Proposal No. 2 — The Business Combination Proposal — Fairness Opinion of KKG” on page 102.

Pubco will be an “emerging growth company” as defined in the JOBS Act and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

The accompanying proxy statement/prospectus provides the SPAC’s shareholders with detailed information about the Business Combination Agreement and other matters to be considered at the extraordinary general meeting of the SPAC shareholders. We encourage you to read the entire accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 26 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION AGREEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION AGREEMENT OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

As of [       ], 2026, there was approximately $[       ] in the SPAC’s trust account. On [       ], 2026, the last sale price of one SPAC Class A Share was $[       ].

Pursuant to the SPAC’s Organizational Documents, the SPAC is providing its public shareholders with the opportunity to redeem all or a portion of their SPAC Class A Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the SPAC’s trust account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding SPAC Class A Shares that were sold as part of the SPAC Units in the SPAC IPO, subject to the limitations described herein. The SPAC estimates that the per-share price at which public shares may be redeemed from cash held in the trust account will be approximately $[       ] at the time of the SPAC EGM. The SPAC’s public shareholders may elect to redeem their shares, regardless of whether they are voting for or against such proposed Business Combination or do not vote at all. Under the SPAC’s Organizational Documents, the SPAC will not redeem Public Shares that would cause the SPAC’s net tangible assets to be less than US$5,000,001 either immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination, or otherwise the SPAC is exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended. Holders of outstanding SPAC Rights do not have redemption rights in connection with the Business Combination.

The SPAC is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the SPAC EGM and at any adjournments or postponements of the SPAC EGM. The Initial Shareholders, which collectively own approximately [       ]% of SPAC Shares as of the record date, have agreed to vote their SPAC Shares in favor of the NTA Proposal, the Business Combination Proposal and the SPAC Continuance Proposal, which transactions comprise the Business Combination, and intend to vote for the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal, although there is no agreement in place with respect to voting on those proposals.

Each shareholder’s vote is very important. Whether or not you plan to attend the SPAC EGM in person by virtual attendance, please submit your proxy card without delay. The SPAC’s shareholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a shareholder from voting in person by virtual attendance if such shareholder subsequently chooses to attend the SPAC EGM.

The Eureka Board has approved the Business Combination Agreement, and recommends that the SPAC shareholders vote “FOR” approval of each of the Proposals. When you consider the recommendation of the Eureka Board of these Proposals, you should keep in mind that the SPAC’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a shareholder. See the section titled “Conflicts of Interest.”

On behalf of the Eureka Board of directors, I thank you for your support and the SPAC looks forward to the successful consummation of the Business Combination.

Sincerely,

Fen Zang Chief Executive Officer, Director, and Chairman Eureka Acquisition Corp
[ ], 2026

This proxy statement/prospectus is dated               , 2026 and is first being mailed to shareholders of the SPAC on or about               , 2026.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF EUREKA ACQUISITION CORP
To Be Held On [   ], 2026

To the Shareholders of Eureka Acquisition Corporation:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “SPAC EGM”) of Eureka Acquisition Corporation, a Cayman Islands exempted company (the “SPAC,” “we,” “our,” or “us”), will be held on [ ], 2026 at [ ] a.m., Eastern Time at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via a teleconference using the following dial-in information:

Within the U.S. and Canada Toll Free
Outside of the U.S. and Canada
Participant Passcode

At the extraordinary general meeting, the SPAC’s shareholders will be asked to consider and vote upon the following proposals:

●	Proposal No. 1 — The NTA Proposal — to consider and vote upon a proposal to approve by special resolution, the amendment of Eureka’s Organization Documents, which currently restricts consummation of a shareholder redemption offer in connection with a business combination if the redemptions made pursuant to such offer would cause Eureka to have net tangible assets of less than US$5,000,001 prior to or upon consummation of a business combination (the “NTA Requirement”) as set out in Articles 38.2 and 38.6 of Eureka’s Organization Documents, in order to expand the methods that Eureka may employ to not become subject to the “penny stock” rules of the SEC, as reflected in the New Articles and New Bylaws of the Pubco and with effect from the date of the SPAC Continuance (the “NTA Proposal”).

●	Proposal No. 2 — The Business Combination Proposal — to consider and vote upon a proposal to approve and authorize, by ordinary resolution, the business combination agreement, dated as of October 29, 2025, by and among the SPAC, the Company, and the Amalgamation Sub, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Business Combination Proposal”).

●	Proposal No. 3 — The SPAC Continuance Proposal — to consider and vote upon a proposal to approve and authorize that, by special resolution, to approve the SPAC Continuance (“the SPAC Continuance Proposal”);

●	Proposal No. 4 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve by special resolution, in connection with, and with effect from the date of, the SPAC Continuance, the adoption of the proposed the new articles of continuance and bylaws of Pubco in substantially the form attached to the accompanying proxy statement/prospectus as Annex B and Annex C (the “New Articles and New Bylaws of the Pubco”), and the name change of the SPAC from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on (the “Organizational Documents Proposal”);

●	Proposal No. 5 — The Pubco Director Appointment Proposal — for the holders of outstanding SPAC Class B Shares to consider and vote upon a proposal to approve, the appointment and/or removal of the directors of the SPAC (the “Pubco Director Appointment Proposal”);

●	Proposal No. 6 — The Pubco Equity Plan Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the adoption of a new Pubco Equity Plan (the “Pubco Equity Plan”) by the SPAC (the “Pubco Equity Plan Proposal”). A copy of the Pubco Equity Plan is attached to the accompanying proxy statement/prospectus as Annex D;

●	Proposal No. 7 — The Nasdaq Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the issuance of 13,036,898 Pubco Class A Shares by Pubco in connection with the Transactions (the “Nasdaq Proposal”); and

●	Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposals, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal (the “Adjournment Proposal”).

The Business Combination Proposal is conditioned on the approval of the NTA Proposal, the SPAC Continuance Proposal, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal (collectively, the “Condition Precedent Proposals”). Each of the NTA Proposal, the SPAC Continuance Proposal, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the NTA Proposal, the SPAC Continuance Proposal, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal will not be presented to the SPAC’s shareholders at the SPAC EGM. The Adjournment Proposal are not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus.

Only holders of record of SPAC Shares, at the close of business on [ ], 2026 (the “Record Date”) are entitled to notice of the SPAC EGM and to vote at the SPAC EGM and any adjournments thereof.

The SPAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the SPAC EGM and at any adjournments thereof. Information about the SPAC EGM, the Business Combination, and other related business to be considered by the SPAC’s shareholders at the SPAC EGM is included in the accompanying proxy statement/prospectus.

Whether or not you plan to attend the SPAC EGM, all of the SPAC’s shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 26 of the accompanying proxy statement/prospectus.

Pursuant to the SPAC’s Organizational Documents, a holder of SPAC Class A Shares issued as part of the units sold in the SPAC’s initial public offering (the “Public Shares,” and holders of such Public Shares, the “Public Shareholders”), other than the Initial Shareholders, may request that the SPAC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

●	hold Public Shares, or if you hold Public Shares through SPAC units sold in the SPAC’s initial public offering (the “SPAC Units”), you elect to separate your SPAC Units into the underlying Public Shares and SPAC Rights prior to exercising your redemption rights with respect to the Public Shares;

●	submit a written request to Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, in which you (1) request that SPAC redeem all or a portion of your Public Shares for cash; (2) identify yourself as the beneficial holder of the Public Shares and provide your legal name phone number, and address; and

●	deliver your Public Shares to Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, physically or electronically using the Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal At Custodian) System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 P.M., Eastern time, on [ ], 2026 (two business days before the SPAC EGM) in order for their Public Shares to be redeemed.

Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Shares and SPAC Rights prior to exercising redemption rights with respect to the Public Shares. If Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying Public Shares and SPAC Rights, or if a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, SPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to the SPAC in order to validly redeem its shares. Public Shareholders (other than the Initial Shareholders) may elect to exercise their redemption rights with respect to their Public Shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its redemption right with respect to all or a portion of the Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, the SPAC will redeem the related Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC, divided by the number of the then-outstanding SPAC Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any). For illustrative purposes, as of [●], this would have amounted to approximately $[●] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will not own Public Shares or Company Shares following the redemption. See “Extraordinary General Meeting of Eureka Shareholders—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to exercise your redemption rights with respect to your Public Shares.

The approval of each of the NTA Proposal, the SPAC Continuance Proposal, and the Organizational Documents Proposal requires a special resolution under Cayman Islands law and the CBCA, being the affirmative vote (in person or by proxy) of the holders of at least two-thirds of the SPAC Shares entitled to vote and actually casting votes thereon at the SPAC EGM. The approval of each of the Business Combination Proposal, the Pubco Equity Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of the SPAC Shares entitled to vote and actually casting votes thereon at the SPAC EGM. The approval of the Pubco Director Appointment Proposal requires the affirmative vote (in person or by proxy) of the holders of a majority of only the SPAC Class B Shares entitled to vote and actually casting votes thereon at the SPAC EGM. Accordingly, a shareholder’s failure to vote in person, online, or by proxy at the SPAC EGM will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SPAC SHARES YOU OWN. To ensure your representation at the SPAC EGM, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly, whether or not you expect to attend the meeting. If you hold your shares in “street name,” you should instruct your broker, bank, or other nominee how to vote in accordance with the voting instruction form you received from your broker, bank, or other nominee.

After careful consideration, the board of directors of the SPAC has unanimously approved the Business Combination Agreement and related transactions and the other Proposals described in the accompanying proxy statement/prospectus, and has determined that it is advisable to consummate the Business Combination. The board of directors of the SPAC recommends that you vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the SPAC Continuance Proposal, “FOR” the Organizational Documents Proposals, “FOR” the Pubco Director Appointment Proposal, “FOR” Pubco Equity Plan Proposal, “FOR” the Nasdaq Proposal, and “FOR” the Adjournment Proposal.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) a more complete description of the proposed Business Combination and related transactions and each of our Proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Advantage Proxy, toll-free at 1-877-870-8565

By order of the Board of Directors,

Fen Zang

Chief Executive Officer, Director, and Chairman

Eureka Acquisition Corp

             , 2026

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from publicly available third-party sources and the SPAC’s and the Company’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus, we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Annexes

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the SEC by the SPAC, constitutes a prospectus of the Company under Section 5 of the Securities Act with respect to the Company Shares to be converted to the SPAC Class A Shares in connection with the Business Combination Agreement. This document also constitutes a proxy statement of the SPAC under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the extraordinary general meeting of the SPAC shareholders to consider and vote upon the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposal, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms the “Company” or “Marine Thinking” refer to Marine Thinking Inc. All references in this proxy statement/prospectus to the “SPAC” or “Eureka” refer to Eureka Acquisition Corp.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by the Company or the SPAC. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of the Company or the SPAC since the date of the accompanying proxy statement/prospectus or that any information contained therein is correct as of any time subsequent to such date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding the SPAC’s, Pubco’s and the Company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, the Company’s, Pubco’s or the SPAC’s expectations concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company as set forth in the sections of this proxy statement/prospectus titled “Proposal No. 2 - The Business Combination Proposal—the Eureka Board’s Reasons for Approving the Business Combination.” Forward-looking statements also include statements regarding the expected benefits of the proposed Business Combination between the Company, the Amalgamation Sub and the SPAC.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

●	the outcome of any legal proceedings that have been or may be instituted against the SPAC, Pubco or the Company following announcement of the Business Combination;

●	the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of the SPAC, or satisfy the other conditions to closing in the Business Combination Agreement;

●	the ability to obtain or maintain the listing of the Pubco Class A Shares on Nasdaq following the Business Combination;

●	the risk that the proposed Business Combination disrupts current plans and operations of the Company or SPAC as a result of the announcement and consummation of the Business Combination;

●	Pubco ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Pubco to grow and manage growth profitably following the Business Combination;

●	costs related to the Business Combination;

●	the Company’s markets are rapidly evolving and may decline or experience limited growth;

●	the Company’s ability to retain and expand its customer base;

●	the Company’s ability to compete effectively in the markets in which it operates;

●	failure to prevent security breaches or unauthorized access to the Company’s or its third-party service providers’ information technologies systems;

●	changes in applicable laws, rules, regulations and industry standards;

●	risks related to the SPAC’s corporate structure;

●	global economic and geopolitical development; and

●	the other matters described in the section titled “Risk Factors” beginning on page 26.

In addition, the Business Combination is subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Business Combination Agreement and the absence of events that could give rise to the termination of the Business Combination Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for Pubco.

The SPAC and Company caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. None of the SPAC and Company undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that the SPAC and Company will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in the SPAC’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” on page 229.

Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size, is based on independent industry surveys and publications and other data obtained from third-party sources. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marine Thinking.” in this proxy statement/prospectus.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION5

Financial Statements

The historical financial statements of the SPAC included in this proxy statement/prospectus have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and are denominated in U.S. dollars. The historical financial statements of the Company included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP and are denominated in U.S. dollars.

FREQUENTLY USED TERMS

In this document, unless the context otherwise requires:

“Amalgamation Consideration Shares” means, with respect to any Company Shareholder, the SPAC Class A Shares it is entitled to receive pursuant to Section 2.3(e)(i) in the BCA, and with respect to all Company Shareholders, the aggregate number of SPAC Class A Shares that will be issued to the Company Shareholders in connection with the Amalgamation.

“Amalgamation Multiple” means the Total Share Consideration, divided by the Total Company Share Number.

“Business Combination” or “Transactions” means the SPAC Continuance together with the Amalgamation and all other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” or “BCA” means the certain Business Combination Agreement, dated as of October 29, 2025, by and among the SPAC, the Amalgamation Sub, and the Company.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“CBCA” means the Canada Business Corporations Act, as amended from time to time or re-enacted and includes any regulations thereunder.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” or “Marine Thinking” means Marine Thinking Inc., a company incorporated under the CBCA.

“Company Options” means each option to purchase Company Shares that is outstanding and unexercised, granted pursuant to the Company Option Agreements.

“Company Option Agreements” means the agreements entered into between the Company and the employees of the Company in a form reasonably satisfactory to the SPAC after the date hereof and before the Closing pursuant to which the Company grants certain Company Options to such employees.

“Company Shares” means the common shares in the capital of the Company.

“Company Shareholder” means each holder of Company Shares, and “Company Shareholders” refers to all of them.

“Company Valuation“ means the sum of (a) $130 million plus (b) if and only to the extent there is any Pre-IPO Investment, the amount of cash proceeds from the Pre-IPO Investment(s) actually received by the Company (after deduction of costs and expenses incurred by the Company in connection with the Pre-IPO Investment(s)), which amount shall in no event exceed $6.5 million.

“DLA” means DLA Piper UK LLP.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fairness Opinion” means the opinion by King Kee Appraisal and Advisory Limited dated October 10, 2025.

“Founder Shares” means the SPAC Class B Shares initially purchased by the Sponsor in the Private Placement simultaneously with the SPAC IPO and, unless context otherwise requires, the term also includes SPAC’s Class A shares issued upon the conversion thereof.

“Initial Promissory Note” means the promissory note issued by the SPAC to the IPO Sponsor, pursuant to which the IPO Sponsor has agreed to provide to the SPAC loans for an aggregate principal amount up to $150,000 in total in accordance with the terms thereof.

“Initial Shareholders” means the holders of our founder shares sold prior to this offering, including the SPAC and the former and two current independent directors of the SPAC.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IRS” means U.S. Internal Revenue Service.

“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended.

“KKG” means King Kee Appraisal and Advisory Limited.

“Loeb” means Loeb & Loeb LLP.

“Pubco Equity Plan” means the Pubco Equity Plan in a form to be agreed by the Company and the SPAC to be adopted and approved by the Eureka Board and by the SPAC Shareholders at the SPAC shareholders’ meeting, effective upon the Closing Date, reserving a number of SPAC Class A Shares for grant thereunder that is equal to 15% of the fully diluted outstanding SPAC Shares as of immediately after the Closing.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nasdaq Listing Rules” means the Listing Rules adopted by Nasdaq, as the same may be amended from time to time.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“PFIC” means passive foreign investment company.

“Pubco Class A Shares” as of the SPAC Continuance means the Class A common shares without par value in the authorized share capital of Pubco.

“Redemption Price” means $10 per SPAC Class A Share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like prior to the Closing).

“Redemption Rights” means the right of each SPAC Public Shareholder to redeem all or a portion of their SPAC Public Shares in accordance with the SPAC Organizational Documents.

“Representative Shares” means 230,000 SPAC Class A Shares issued to Maxim Group LLC and/or its designees at the SPAC IPO.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor” means Hercules Capital Management Corp, a British Virgin Islands business company controlled by Dr. Fen Zhang, the CEO of the SPAC.

“SPAC IPO” means the initial public offering of the SPAC, which was consummated on July 3, 2024.

“SPAC IPO Prospectus” means the prospectus of the SPAC’s offering of 5,750,000 units (including the exercised over-allotment option) dated July 2, 2024 and filed with the SEC (Registration No. 333-277780).

“SPAC IPO Underwriter” means Maxim Group LLC.

“SPAC Class A Shares” means prior to the SPAC Continuance, the Class A ordinary shares of the SPAC, par value $0.0001 per share; and (ii) following the SPAC Continuance, SPAC Class A Shares shall mean Pubco Class A Shares.

“SPAC Class B Shares” means, prior to the SPAC Continuance, the Class B ordinary shares of the SPAC, par value $0.0001 per share.

“SPAC Continuance” means the deregistration of the SPAC as a Cayman Islands exempted company in accordance with section 206 of the Cayman Companies Act and, immediately upon such deregistration, the continuance to Canada under the CBCA.

“SPAC Public Rights” means the issued and outstanding rights of SPAC sold in the SPAC IPO as part of SPAC Units, each such right convertible into one-fifth (1/5) of a SPAC Ordinary Share at the closing of a business combination.

“SPAC Public Shares” means the shares of SPAC Class A Shares sold in the SPAC IPO.

“SPAC Rights” means the issued and outstanding rights of SPAC, each such right convertible into one-fifth (1/5) of a SPAC Ordinary Share at the closing of a business combination.

“SPAC Shares” means SPAC Class A Shares and SPAC Class B Shares.

“SPAC Units” means a unit of SPAC issued in the SPAC IPO, comprising of one SPAC Class A Share and one SPAC Right.

“Tax Act” means the U.S. Tax Cuts and Jobs Act of 2017.

“Trust Account” means the trust account established by SPAC with the proceeds from the SPAC IPO pursuant to an Investment Management Trust Agreement by and between SPAC and the Trustee, dated July 2, 2024.

“Trustee” means Continental Stock Transfer & Trust Company, LLC.

“U.S. GAAP” or “GAAP” means United States generally accepted accounting principles.

“$” means United States dollars, the lawful currency of the United States of America.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the SPAC EGM, including with respect to the proposed Transactions. The following questions and answers do not include all of the information that may be important to the SPAC’s shareholders. The SPAC’s shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Transactions and the voting procedures for the SPAC EGM.

Q:	Why am I receiving this proxy statement/prospectus?

A:	The SPAC’s shareholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination and certain related proposals. The SPAC, the Company and the Amalgamation Sub have agreed to the Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. The Business Combination Agreement provides for, among other things, that at the Closing, the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco and as a wholly owned direct subsidiary of the SPAC. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the SPAC EGM. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q:	When and where is the Meeting?

A:	The SPAC EGM will take place at [ ] on [ ], 2026, and virtually in a virtual meeting format using the following dial-in information. Shareholders are encouraged to attend the SPAC EGM virtually:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

This proxy statement includes instructions on how to access the virtual extraordinary general meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:	What is being voted on at the SPAC EGM?

A:	The SPAC’s shareholders will vote on the following proposals at the SPAC EGM:

●	Proposal No. 1 — The NTA Proposal — to consider and vote upon a proposal to approve by special resolution, the amendment of Eureka’s Organization Documents, which currently restricts consummation of a shareholder redemption offer in connection with a business combination if the redemptions made pursuant to such offer would cause Eureka to have net tangible assets of less than US$5,000,001 prior to or upon consummation of a business combination (the “NTA Requirement”) as set out in Articles 38.2 and 38.6 of Eureka’s Organization Documents, in order to expand the methods that Eureka may employ to not become subject to the “penny stock” rules of the SEC, as reflected in the New Articles and New Bylaws of the Pubco and with effect from the date of the SPAC Continuance (the “NTA Proposal”).

●	Proposal No. 2 — The Business Combination Proposal — to consider and vote upon a proposal to approve and authorize, by ordinary resolution, the business combination agreement, dated as of October 29, 2025, by and among the SPAC, the Company, and the Amalgamation Sub, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Business Combination Proposal”).

●	Proposal No. 3 — The SPAC Continuance Proposal — to consider and vote upon a proposal to approve and authorize that, by special resolution, to approve the SPAC Continuance (“the SPAC Continuance Proposal”);

●	Proposal No. 4 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve by special resolution, in connection with, and with effect from the date of, the SPAC Continuance, the adoption of the proposed the new articles of continuance and bylaws of Pubco in substantially the form attached to the accompanying proxy statement/prospectus as Annex B and Annex C (the “New Articles and New Bylaws of the Pubco”), and the name change of the SPAC from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on (the “Organizational Documents Proposal”);

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●	Proposal No. 5 — The Pubco Director Appointment Proposal — for the holders of outstanding SPAC Class B Shares to consider and vote upon a proposal to approve, the appointment and/or removal of the directors of the SPAC (the “Pubco Director Appointment Proposal”);

●	Proposal No. 6 — The Pubco Equity Plan Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the adoption of a new Pubco Equity Plan (the “Pubco Equity Plan”) by the SPAC (the “Pubco Equity Plan Proposal”). A copy of Pubco’s Pubco Equity Plan is attached to the accompanying proxy statement/prospectus as Annex D;

●	Proposal No. 7 — The Nasdaq Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the issuance of 13,036,898 Pubco Class A Shares by Pubco in connection with the Transactions (the “Nasdaq Proposal”); and

●	Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposals, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, or the Nasdaq Proposal (the “Adjournment Proposal”).

Q:	Are the Proposals conditioned on one another?

A:	The SPAC may not consummate the Business Combination unless the Condition Precedent Proposals are approved at the SPAC EGM. Each of the Condition Precedent Proposals is cross-conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Adjournment Proposal are not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Q:	What will happen in the Business Combination?

A:	If the transactions contemplated by the Business Combination Agreement are consummated, (a) the SPAC shall complete the deregistration as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of the SPAC shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on; (b) following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco, under the terms and conditions prescribed in the amalgamation agreement to be signed by the Company and Amalgamation Sub and in accordance with section 181 of the CBCA (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of Pubco and will be renamed “Marine Thinking Inc.”.

For more information on the Business Combination, see the section in this proxy statement/prospectus entitled “Proposal No. 2 – The Business Combination Proposal.”

Q:	Why is the SPAC proposing the Business Combination?

A:	The SPAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. The Eureka Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by the SPAC’s management and the SPAC’s advisors and the Fairness Opinion from KKG. As a result, the Eureka Board concluded that a transaction with the Company and the Amalgamation Sub would present the most attractive opportunity to maximize value for SPAC’s shareholders. Please see “Proposal No. 2 – The Business Combination Proposal—Eureka Board’s Reasons for the Approval of the Business Combination.”

Q:	Did the Eureka Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:	Yes, the Eureka Board received a fairness opinion from KKG, concluding that, as of the date of such Fairness Opinion, the consideration to be issued, paid or exchanged to shareholders of SPAC in the Business Combination is fair from a financial point of view to the shareholders of the SPAC and the Business Combination is fair from a financial point of view to the shareholders of the SPAC that are unaffiliated with Sponsor. For additional information, please see “Proposal No. 2 – The Business Combination Proposal—Fairness Opinion of KKG” and the opinion of KKG attached hereto as Annex E for additional information.

Q:	How will the SPAC be managed and governed following the Business Combination?

A:	As of the Closing, the Pubco Board will consist of seven directors, including four independent directors. See “Management of Pubco after the Transactions” for details of the composition of the post-closing Eureka Board.

Q:	What equity stake will the SPAC’s current shareholders and the holders of the SPAC Founder Shares hold in Pubco following the consummation of the Business Combination assuming no redemptions?

A:	It is anticipated that, upon completion of the Business Combination, assuming no redemptions, the ownership of Pubco will be as follows:

●	the existing shareholders of the Company will own 13,036,898 Pubco Class A Shares, or approximately 67.01% of the total issued and outstanding Pubco Class A Shares and 67.01% of the total voting power;

●	the Public Shareholders will own 4,080,233 Pubco Class A Shares, or approximately 20.97% of the total issued and outstanding Pubco Class A Shares and 20.97 % of the total voting power;

●	the Sponsor will own 1,681,100 Pubco Class A Shares, or approximately 8.64% of the total issued and outstanding Pubco Class A Shares and 8.64% of the total voting power;

●	Maxim Group LLC will own 230,000 Pubco Class A Shares, or approximately 1.18% of the total issued and outstanding Pubco Class A Shares and 1.18% of the total voting power;

●	the former and existing independent directors of the SPAC will collectively own 30,000 Pubco Class A Shares, or approximately 0.15% of the total issued and outstanding Pubco Class A Shares and 0.15% of the total voting power; and

●	Alpha Innovators Limited will own 397,500 Pubco Class A Shares, or approximately 2.04% of the total issued and outstanding Pubco Shares and 2.04% of the total voting power.

See the “Unaudited Pro Forma Combined Financial Information” for further information.

Q:	How will the Business Combination affect my SPAC Class A Shares?

A:	At the Amalgamation Effective Time, pursuant to the Business Combination Agreement, each then-outstanding SPAC Class A Share (including each SPAC Class A Share converted from SPAC Rights) will continue to be issued and outstanding as Pubco Class A Share.

Q:	What are the U.S. federal income tax consequences of the Business Combination?

A:	As discussed more fully below under “Material U.S. Federal Tax Considerations—Certain Material U.S. Federal Income Tax Considerations,” the SPAC Continuance is intended to qualify as a tax-deferred reorganization for U.S. federal income tax purposes pursuant to Section 368(a) of the Code. Accordingly, if the SPAC Continuance is so treated, a U.S. holder that is deemed to exchange Class A Shares in the SPAC (as a Cayman Islands company) for Class A Shares in Pubco (as continued to Canada) will not recognize gain or loss on the deemed exchange of Class A Shares in the SPAC (as a Cayman Islands company) for Class A Shares in Pubco (as continued to Canada).

The rules governing the U.S. federal income tax treatment of the Business Combination are complex and will depend on a holder’s particular circumstances. All holders of our Class A Shares are urged to consult with their tax advisors regarding the potential tax consequences to them of the Business Combination and the tax consequences if the Business Combination were to fail to qualify for such treatment. For a more complete discussion of the U.S. federal income tax considerations of the Business Combination, see the discussion below under “Material U.S. Federal Tax Considerations—Certain Material U.S. Federal Income Tax Considerations.”

Q:	What interests do the SPAC’s Directors and Officers have in the Business Combination?

A:	The Sponsor and SPAC’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination Proposal. These interests include:

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders are expected to hold 1,711,100 Pubco Class A Shares, consisting of (i) 1,407,500 Pubco Class A Shares to be converted from SPAC Class B Shares held by the Sponsor on a one-on-one basis, (ii) 228,000 Pubco Class A Shares underlying the SPAC Private Units held by the Sponsor; (iii) 45,600 Pubco Class A Shares to be converted from SPAC Rights underlying the SPAC Private Units held by the Sponsor; and (iv) 30,000 Pubco Class A Shares to be converted from SPAC Class B Shares held by the former and two current independent directors of the SPAC on a one-on-one basis, which in the aggregate, would be approximately [●]% and [●]% ownership interest in the SPAC following the consummation of the Business Combination under the no redemption scenario and the maximum redemption scenario, respectively, on an as converted basis.

●	the fact that the Sponsor acquired 228,000 SPAC Private Units at $10.00 per private unit through the Private Placement simultaneously with the closing of SPAC IPO on July 3, 2024.

●	the fact that the Sponsor paid $25,000, or approximately $0.0001 per share, for 1,437,500 Founder Shares prior to SPAC IPO, which will be convert on a one-for-one basis, into the same number of SPAC Class A Shares at the Amalgamation Effective Time pursuant to the Business Combination Agreement. All of the Founder Shares are subject to certain transfer restrictions and could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $[●] million, based on the most recent closing price of SPAC Class A Shares of $[●] per share on [●], 2026.

●	the fact that if the Business Combination or another business combination is not consummated by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), the SPAC will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of the SPAC’s remaining shareholders and the SPAC’s Board, liquidating and dissolving. In such event, the Founder Shares and Private Shares held by the Sponsor would be worthless because the SPAC’s initial shareholders are not entitled to participate in any redemption or distribution with respect to such shares.

●	the fact that if the Business Combination is consummated, each of issued and outstanding Company Shares will be converted into a number of Pubco Class A Shares equal to the Amalgamation Multiple. Given the differential in the purchase price that the Sponsor paid for the Founder Shares, as compared to the price of SPAC Public Shares paid by SPAC Public Shareholders in the SPAC IPO, the Sponsor is likely to be able to recoup their investment in the SPAC and make a substantial profit on that investment, even if Company Shares have lost significant value. This means that the Sponsor could earn a positive rate of return on their investment, even if SPAC Public Shareholders experience a negative rate of return in the SPAC following the consummation of the Business Combination.

●	the fact that the Sponsor and officers and directors of SPAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any insider shares and private shares held by them if the SPAC fails to complete an initial business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that if the SPAC liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the SPAC for services rendered or contracted for or products sold to us in excess of the net proceeds of the SPAC IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement.

●	the fact that pursuant to the SPAC’s Organizational Documents, the SPAC may elect to extend the time to consummate a business combination up to 12 Monthly Extensions to July 3, 2026 and have issued and may continue to issue Extension Notes to the SPAC for extending the time to consummate a business combination.

●	the fact that the Sponsor or an affiliate of the Sponsor or certain of the SPAC’s officers and directors may provide non-interest bearing loans to finance transaction costs in connection with an intended initial business combination and the Sponsor may provide non-interest bearing loans to extend the time period for consummating our initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of the Working Capital Loans made by the Sponsor, the SPAC’s officers and directors, or the SPAC’s or their affiliates to the SPAC prior to or in connection with its initial business combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the Private Placement units. On August 25, 2025, the SPAC issued an unsecured promissory note to the Sponsor in the principal amount of up to $300,000 for general working capital purposes.

●	the fact that the Sponsor is entitled to $10,000 per month for office space, administrative and support services.

●	the fact that the Business Combination Agreement provides for the continued indemnification of the SPAC’s former and current directors and officers and the continuation of directors and officers liability insurance covering the SPAC’s former and current directors and officers.

●	the fact that the SPAC’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on the SPAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the SPAC fails to consummate a business combination within the required time period under the SPAC’s Organizational Documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, the SPAC may not be able to reimburse these expenses if the Business Combination with the Company or another business combination is not completed by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that the SPAC, the SPAC Sponsor, each of the Company Shareholders and certain other parties named in the BCA will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) at the Closing which provides for registration rights following consummation of the Business Combination.

●	the fact that in addition to these interests of the Sponsor and SPAC’s officers, directors and advisors, to the fullest extent permitted by applicable laws and the SPAC’s Organizational Documents, waive certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and the SPAC will renounce any expectation that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to us. The SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, the SPAC does not believe that the waiver of the application of the corporate opportunity doctrine had a material impact on its ability to complete its initial business combination.

Q:	What happens if I sell my SPAC Class A Shares before the SPAC EGM?

A:	The record date for the SPAC EGM is earlier than the date that the Business Combination is expected to be completed. If you transfer your SPAC Class A Shares after the Record Date, but before the SPAC EGM, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the SPAC EGM. However, you will not be able to seek redemption of your SPAC Class A Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your SPAC Class A Shares prior to the Record Date, you will have no right to vote those shares at the SPAC EGM or seek redemption of those shares.

Q:	How has the announcement of the Business Combination affected the trading price of the SPAC Units, SPAC Class A Shares and SPAC Public Rights?

A:	On October 28, 2025, the trading date before the public announcement of the Business Combination, the SPAC Units, SPAC Class A Shares and SPAC Public Rights closed at $10.89, $10.82 and $0.23, respectively. On the trading date immediately prior to the date of this proxy statement/prospectus, the SPAC Units, SPAC Class A Shares and SPAC Public Rights closed at $ , $ and $ , respectively.

Q:	Following the Business Combination, will the SPAC’s securities continue to trade on a stock exchange?

A:	The parties anticipate that, following the Business Combination, Pubco Class A Shares will be listed on Nasdaq under the new symbol “[ ]”, and the SPAC Units and SPAC Rights will cease trading on Nasdaq and will be deregistered under the Exchange Act.

Q:	What vote is required to approve the Proposals presented at the SPAC EGM?

A:	The approval of each of the NTA Proposal, the SPAC Continuance Proposal, and the Organizational Documents Proposal, requires a special resolution under Cayman Islands law and the CBCA, being the affirmative vote (in person or by proxy) of the holders of at least two-thirds of the SPAC Shares entitled to vote and actually casting votes thereon at the SPAC EGM. The approval of each of the Business Combination Proposal, the Pubco Equity Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of the SPAC Shares entitled to vote and actually casting votes thereon at the SPAC EGM. The approval of the Pubco Director Appointment Proposal requires the affirmative vote (in person or by proxy) of the holders of a majority of only the SPAC Class B Shares entitled to vote and actually casting votes thereon at the SPAC EGM. Accordingly, a shareholder’s failure to vote in person, online, or by proxy at the SPAC EGM will have no effect on the outcome of the vote on any of the Proposals.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SPAC EGM.

Q:	May the Sponsor, SPAC’s directors, officers, advisors, or any of their respective affiliates purchase Public Shares in connection with the Business Combination?

A:	In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, SPAC’s directors, officers, advisors, or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of Public Shares the Sponsor and SPAC’s directors, officers, advisors, or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. However, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M or the tender offer rules under the Exchange Act or on any terms prohibited by the tender offer rules, to the extent applicable. Any such purchases may be effected at purchase prices that are no greater than the per share pro rata portion of the Trust Account. However, the Sponsor and SPAC’s directors, officers, advisors, and their respective affiliates have no current commitments, plans, or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. None of the Sponsor, or SPAC’s directors, officers, advisors, or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or SPAC’s directors, officers, advisors, or any of their respective affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to decrease the number of redemptions to provide additional financing to the combined company following the closing of the Business Combination or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met; however, pursuant to SEC guidance, if the Sponsor, SPAC’s directors, officers, advisors, or any of their respective affiliates purchase Public Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, such Public Shares would not be voted in favor of the Proposals. Any such purchases of the SPAC’s Public Shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements. Further, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, among others, that the SPAC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates. In addition, if such purchases are made, the public “float” of the SPAC Class A Shares may be reduced and the number of beneficial holders of the SPAC’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of the SPAC’s securities on a national securities exchange.

Q:	How many votes do I have at the SPAC EGM?

A:	The SPAC’s shareholders are entitled to one vote at the SPAC EGM for each SPAC Share held of record as of [ ], 2026, the record date for the SPAC EGM (except that only holders of SPAC Class B Shares are entitled to vote on the Pubco Director Appointment Proposal). As of the close of business on the record date, there were [ ] outstanding SPAC Class A Shares, which are held by the SPAC’s Public Shareholders, and [ ] outstanding SPAC Class A Shares and [ ] outstanding SPAC Class B Shares, which are held by the SPAC’s Initial Shareholders.

Q:	What constitutes a quorum at the SPAC EGM?

A:	One or more holders of not less than a majority of SPAC Shares issued and outstanding and entitled to vote at the SPAC EGM, present in person, online, or by proxy, constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the SPAC EGM. As of the record date for the SPAC EGM, an aggregate of [ ] SPAC Shares, in the aggregate, would be required to achieve a quorum. Abstentions will count as present for the purposes of establishing a quorum with respect to each Proposal.

Q:	How will the Sponsor and SPAC’s directors and officers vote?

A:	The Sponsor and SPAC’s directors and officers have agreed to vote any SPAC Shares owned by them in favor of the Business Combination and the other Proposals. Currently, they own approximately [●]% of the issued and outstanding SPAC Shares. See “The Business Combination Agreement and the Ancillary Documents— Ancillary Documents.”

Q:	What happens if the Business Combination Proposal is not approved?

A:	Under the SPAC’s Organizational Documents, if the Business Combination Proposal is not approved and the SPAC does not otherwise consummate an alternative Initial Business Combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), (the “Combination Period”), the SPAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the SPAC’s Public Shareholders.

Q:	Do I have redemption rights?

A:	Pursuant to the SPAC’s Organizational Documents, a Public Shareholder may request that SPAC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

●	hold Public Shares or, if you hold Public Shares through SPAC Units, you elect to separate your SPAC Units into the underlying Public Shares and Rights prior to exercising your redemption rights with respect to the Public Shares;

●	submit a written request to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, in which you (1) request that SPAC redeem all or a portion of your Public Shares for cash and (2) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number, and address; and

●	deliver your Public Shares to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, physically or electronically using the DTC’s DWAC System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern time, on [ ], 2026 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Shares and SPAC Rights prior to exercising redemption rights with respect to the Public Shares. If Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying Public Shares and SPAC Rights, or if a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, SPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to the SPAC in order to validly redeem its shares. Public Shareholders (other than the Initial Shareholders) may elect to exercise their redemption rights with respect to their Public Shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its redemption right with respect to all or a portion of the Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, the SPAC will redeem the related Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC, divided by the number of the then-outstanding SPAC Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any). For illustrative purposes, as of [●], 2026, this would have amounted to approximately $[●] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will not own Public Shares or Company Shares following the redemption. See “Extraordinary General Meeting of Eureka Shareholders—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to exercise your redemption rights with respect to your Public Shares.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether you vote your SPAC Class A Shares for or against or abstain from voting on the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by shareholders who will redeem their shares and no longer remain shareholders.

Q:	How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must (1) if you hold your SPAC Class A Shares through SPAC Units, elect to separate your SPAC Units into the underlying SPAC Class A Shares and Rights prior to exercising your redemption rights with respect to the SPAC Class A Shares and (2) prior to 5:00 p.m., Eastern time, on [ ], 2026 (two business days before the extraordinary general meeting), tender your shares physically or electronically and submit a request in writing that the SPAC redeem your SPAC Class A Shares for cash to Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor, New York, NY 10004-1561

Attention: [ ]

Email: [ ]

Notwithstanding the foregoing, a Public Shareholder, together with any of his, her, or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to his, her, or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares included in the units sold in the SPAC IPO. Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Shareholder or group will not be redeemed for cash. In order to determine whether a shareholder is acting in concert or as a group with any other shareholder, the SPAC will require each Public Shareholder seeking to exercise redemption rights to certify to the SPAC whether such shareholder is acting in concert or as a group with any other shareholder. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is the SPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, the SPAC does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker, or other nominee to have the shares certificated or delivered electronically.

Holders of outstanding SPAC Units must separate the underlying Public Shares and Public Rights prior to exercising redemption rights with respect to the Public Shares. If you hold SPAC Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to DTC with written instructions to separate such units into SPAC Public Shares and SPAC Rights. This must be completed far enough in advance to permit the mailing of the Public Share certificates or electronic delivery of the Public Shares back to you so that you may then exercise your redemption rights with respect to the Public Shares following the separation of such Public Shares from the SPAC Units.

If a broker, dealer, commercial bank, trust company, or other nominee holds your SPAC Units, you must instruct such nominee to separate your SPAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of SPAC Units to be split and the nominee holding such SPAC Units. Your nominee must also initiate electronically, using DTC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant SPAC Units and a deposit of the corresponding number of Public Shares and Public Rights. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the Public Shares following the separation of such Public Shares from the SPAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and, thereafter, with the SPAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your Public Shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting SPAC’s transfer agent at the email address or address listed under the question “Who can help answer my questions?” below.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	The receipt of cash by a beneficial holder of SPAC Class A Shares in redemption of such stock will be a taxable event for U.S. federal income tax purposes in the case of a U.S. Holder (as defined below). See “Material U.S. Federal Tax Considerations—Certain Material U.S. Federal Income Tax Considerations” for additional information. All Holders considering the exercise of their redemption rights should consult with their tax advisors with respect to the U.S. federal income tax consequences of exercising such redemption rights.

Q:	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination and exercise their redemption rights?

A:	Public Shareholders are not required to vote in respect of the Business Combination Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

If a shareholder does not redeem his, her or its SPAC Class A Shares, but other Public Shareholders do elect to redeem, the non-redeeming shareholders would own shares with a lower book value per share. If no Public Shareholders exercise redemption rights with respect to their SPAC Class A Shares, the pro forma net tangible book value per share as of [●] would have been $[●]. If Public Shareholders exercise redemption rights with respect to 1,465,117 SPAC Class A Shares, representing 50% of the maximum redemption scenario, the pro forma net tangible book value per share as of [●], 2026 would have been $[●]. If Public Shareholders exercise redemption rights with respect to 100% SPAC Class A Shares, representing the maximum redemption scenario, the pro forma net tangible book value per share as of [●], 2026 would have been $[●].

Q:	What are the possible sources and the extent of dilution that the Public Shareholders that elect not to redeem their shares will experience in connection with the Business Combination?

A:	After the completion of the Business Combination, Public Shareholders will own a significantly smaller percentage of Pubco than they currently own of the SPAC. Consequently, the Public Shareholders, as a group, will have reduced ownership and voting power in Pubco compared to their ownership and voting power in SPAC. The table below assumes no debt or equity financing is consummated prior to, or in connection with, the closing of the Business Combination, including any sale of SPAC Shares or other equity securities of the SPAC to the Sponsor (or a Sponsor affiliate) that may be consummated in connection with the Business Combination in the event of an Overage Amount pursuant to the Business Combination Agreement. The following table illustrates the potential impact of redemptions on the ownership percentage of Public Shareholders in a range of redemption scenarios, with the maximum redemption scenario representing the redemption of all Public Shares.

	Assuming no redemption scenario		Assuming 25% redemption scenario		Assuming 50% redemption scenario		Assuming 75% redemption scenario		Assuming maximum redemption scenario
Shareholders	Number of Pubco Ordinary Shares	Share Ownership %	Number of Pubco Ordinary Shares	Share Ownership %	Number of Pubco Ordinary Shares	Share Ownership %	Number of Pubco Ordinary Shares	Share Ownership %	Number of Pubco Ordinary Shares	Share Ownership %
Sponsor	1,671,100	8.59	1,671,100	8.93	1,671,100	9.29	1,671,100	9.68	1,671,100	10.11
-Founder shares	1,397,500	7.18	1,397,500	7.46	1,397,500	7.77	1,397,500	8.10	1,397,500	8.46
-Private Units	228,000	1.17	228,000	1.22	228,000	1.27	228,000	1.32	228,000	1.38
-Private Rights	45,600	0.23	45,600	0.24	45,600	0.25	45,600	0.26	45,600	0.28
SPAC’s former and current directors	40,000	0.21	40,000	0.21	40,000	0.22	40,000	0.23	40,000	0.24
SPAC IPO Underwriter	230,000	1.18	230,000	1.23	230,000	1.28	230,000	1.33	230,000	1.39
SPAC Public Shareholders	2,930,233	15.06	2,197,675	11.74	1,465,117	8.14	732,558	4.24	-	-
Holders of SPAC Public Rights	1,150,000	5.91	1,150,000	6.14	1,150,000	6.39	1,150,000	6.66	1,150,000	6.96
Alpha Innovators Limited	397,500	2.04	397,500	2.12	397,500	2.21	397,500	2.30	397,500	2.41
Company	13,036,898	67.01	13,036,898	69.63	13,036,898	72.46	13,036,898	75.54	13,036,898	78.89
Total Pubco Class A Shares Outstanding at Closing	19,455,731	100	18,723,173	100	17,990,615	100	17,258,056	100	16,525,498	100

Dilution

Dilution per share to the original investors in SPAC is determined by its net tangible book value per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on SPAC’s net tangible book value per share, from the initial public offering price per share paid by original investors in SPAC as set forth as follows under the five redemption scenarios: (i) No Redemption, (ii) 25% Redemption, (iii) 50% Redemption, (iv) 75% Redemption, and (v) 100% Redemption. The information has been prepared in accordance with Item 1604(b)(6) of Regulation S-X, and is presented as of September 30, 2025, the latest balance sheet date for the SPAC. The tables give effect to:

●	The SPAC’s net tangible book value as of September 30, 2025;

●	The reclassification and redemption of the SPAC’s Public Shares; and

●	The conversion of SPAC Public Rights and Private Rights into PubCo Class A Shares.

	No Redemption Scenario	25% Redemption Scenario	50% Redemption Scenario	75% Redemption Scenario	Maximum Redemption Scenario (1)
Number of shares
SPAC Public Shares held by Unaffiliated Public Shareholders	2,930,233	2,197,675	1,465,117	732,558	-
SPAC Sponsor Shares (Founder Shares)	1,397,500	1,397,500	1,397,500	1,397,500	1,397,500
SPAC Sponsor Shares (Private Placement Units)	228,000	228,000	228,000	228,000	228,000
SPAC independent director shares (Founder Shares)	40,000	40,000	40,000	40,000	40,000
SPAC Representative Shares (IPO Underwriter)	230,000	230,000	230,000	230,000	230,000
Public Rights (converted)	1,150,000	1,150,000	1,150,000	1,150,000	1,150,000
Private Rights (converted)	45,600	45,600	45,600	45,600	45,600

Total outstanding SPAC Shares as of September 30, 2025 (As adjusted)	6,021,333	5,288,775	4,556,217	3,823,658	3,091,100

SPAC’s net tangible book value as of September 30, 2025 (2)	(1,225,273)	(1,225,273)	(1,225,273)	(1,225,273)	(1,225,273)
Adjusted for (3): Trust account balance as of September 30, 2025	31,938,322	23,953,742	15,969,161	7,984,581	-
Transaction expenses to be incurred by SPAC	(570,000)	(570,000)	(570,000)	(570,000)	(570,000)
SPAC’s net tangible book value as of September 30, 2025, as adjusted	30,143,049	22,158,469	14,173,888	6,189,308	(1,795,273)

Net tangible book value per share as of September 30, 2025	(0.20)	(0.23)	(0.27)	(0.32)	(0.40)
SPAC’s initial public offering price	10.00	10.00	10.00	10.00	10.00
Net tangible book value per share as of September 30, 2025, as adjusted	5.01	4.19	3.11	1.62	(0.58)
Difference Between Offering Price and Adjusted Net Tangible Book Value per Share	4.99	5.81	6.89	8.38	10.58

(1)	Maximum Redemption Scenario: Assumes all 2,930,233 SPAC public shareholders elect to redeem their shares and that SPAC and the Company obtain sufficient financing to satisfy Nasdaq listing requirements.

(2)	SPAC’s net tangible book value was calculated by total assets minus total liabilities minus ordinary shares subject to redemption.

(3)	SPAC’s net tangible book value was adjusted for (i) trust account balance as a result of different level of redemption; and (ii) transaction expenses that have not recorded on SPAC’s financial statements as of September 30, 2025, which will have impacts on the calculation of net tangible book value upon closing.

The number of shares issued to the shareholders of Marine Thinking Inc. is fixed at 13,036,898 across all redemption scenarios; therefore, for non-redeeming SPAC shareholders to retain at least the $10.00 IPO value per share, the implied value per MT share must also be at least $10.00. This results in a required MT equity valuation of $130,368,980.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:	Holders of record of SPAC Class A Shares do not have appraisal rights in connection with the Business Combination or the SPAC Continuance under the Cayman Companies Act.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:	The SPAC intends to use a portion of the funds held in the Trust Account to pay holders of the SPAC Public Shares who exercise redemption rights and to pay fees and expenses associated with the Business Combination (including certain deferred underwriting discounts and commissions payable to underwriters for the SPAC IPO. The remaining balance in the Trust Account will be used for general corporate purposes of the SPAC following the consummation of the Business Combination.

Q:	What happens if the Business Combination is not consummated or is terminated?

A:	There are certain circumstances under which the Business Combination Agreement may be terminated. See the subsection entitled “The Business Combination Agreement and the Ancillary Documents—Business Combination Agreement—Termination of the Business Combination Agreement” for additional information regarding the parties’ specific termination rights. In accordance with the SPAC’s Organizational Documents, if an Initial Business Combination is not consummated on or prior to April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), the SPAC will (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC, divided by the number of the then-outstanding SPAC Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (3) as promptly as reasonably possible following such redemption, subject to the approval of the SPAC’s remaining shareholders and the Eureka Board, liquidate and dissolve, subject in each case of (2) and (3) above to the SPAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

It is expected that the amount of any distribution the SPAC’s Public Shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to the SPAC’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. Holders of the SPAC Founder Shares have waived any right to any liquidating distributions with respect to those shares.

In the event of liquidation, there will be no distribution with respect to the outstanding SPAC Rights. Accordingly, the SPAC Rights will expire worthless.

Q:	When is the Business Combination expected to be consummated?

A:	It is currently anticipated that the Business Combination will be consummated promptly following the SPAC EGM to be held on [ ], 2026, provided that all the requisite shareholder approvals are obtained and other conditions to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, see the subsection entitled “The Business Combination Agreement and the Ancillary Documents—The Business Combination Agreement.”

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information included in this proxy statement/prospectus, including the section entitled “Risk Factors” and the annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank, or other nominee, on the voting instruction form provided by the broker, bank, or nominee.

Q:	How do I vote?

A:	If you were a holder of record of SPAC Shares on [ ], 2026, the record date for the SPAC EGM, you may vote with respect to the Proposals online or by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the extraordinary general meeting and vote online, obtain a proxy from your broker, bank, or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the SPAC EGM?

A:	At the SPAC EGM, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will count as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Proposals.

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by the SPAC without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each Proposal being submitted to a vote of the shareholders at the SPAC EGM.

Q:	If I am not going to attend the SPAC EGM online, should I submit my proxy card instead?

A:	Yes. Whether you plan to attend the extraordinary general meeting or not, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:	No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. The SPAC believes the Proposals presented to the SPAC’s shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have submitted my executed proxy card?

A:	Yes. You may change your vote by sending a later-dated, signed proxy card to the SPAC at the address listed below so that it is received by the SPAC prior to the SPAC EGM or by attending the SPAC EGM online and voting there. You also may revoke your proxy by sending a notice of revocation to the SPAC, which must be received prior to the SPAC EGM.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/ prospectus and multiple proxy cards or voting instruction. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction form that you receive in order to cast your vote with respect to all of your shares.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact the SPAC’s proxy solicitor at:

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Individuals call toll-free: 1-877-870-8565

Brokers call: 1-206-870-8565

Email: ksmith@advantageproxy.com

To obtain timely delivery, the SPAC’s shareholders must request the materials no later than [five] business days prior to the SPAC EGM.

You may also obtain additional information about the SPAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to the SPAC’s transfer agent at least two business days prior to the SPAC EGM in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor, New York, NY 10004-1561

Attention: [                 ]

Email: [              ]

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	The Eureka Board is soliciting your proxy to vote your SPAC Class A Shares on all matters scheduled to come before the SPAC EGM. The SPAC will pay the cost of soliciting proxies for the extraordinary general meeting. SPAC has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies for the SPAC EGM. The SPAC has agreed to pay Advantage Proxy, Inc. a fee of $[ ] plus disbursements. The SPAC will reimburse Advantage Proxy, Inc. for reasonable out-of-pocket expenses and will indemnify Advantage Proxy, Inc. and its affiliates against certain claims, liabilities, losses, damages, and expenses.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination Agreement and the other matters to be considered at the extraordinary general meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. For additional information, see the section of this proxy/statement prospectus titled “Where You Can Find More Information” beginning on page 229.

The Parties to the Business Combination Agreement

The Company

Marine Thinking Inc., a company incorporated on February 13, 2018 under the CBCA.

Amalgamation Sub

17358750 Canada Inc., a company incorporated under the CBCA and a wholly-owned subsidiary of the SPAC incorporated on [●], 2025. The Amalgamation Sub was incorporated for purposes of effecting the Transactions.

SPAC

Eureka Acquisition Corp (the “SPAC”) was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. The SPAC was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 13, 2023.

On July 3, 2024, the SPAC consummated its initial public offering (the “SPAC IPO”) of 5,000,000 SPAC Units, with no over-allotment option being exercised. Each unit consists of one SPAC Class A Share and one SPAC Right, with every five SPAC Rights convertible into one SPAC Ordinary Share at the closing of a business combination.

The SPAC Units, the SPAC Class A Shares and the SPAC Rights are listed on Nasdaq Capital Market under the symbols “EURKU,” “EURK,” and “EURKR,” respectively.

The mailing address of the SPAC’s principal executive office is 14 Prudential Tower, Singapore, and its telephone number is (+1) 949 899 1827.

The Business Combination Agreement

The terms and conditions of the Transactions are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Transactions.

General Description of the Transactions

Upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with applicable laws, (a) prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), the SPAC shall complete the deregistration as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of Pubco shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on; and (b) following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by the Company and Amalgamation Sub and in accordance with section 181 of the CBCA (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of the SPAC. The Continuance, the Amalgamation, and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination” or the “Transactions.”

SPAC Continuance

In connection with the SPAC Continuance, (i) each SPAC Unit issued and outstanding immediately prior to the Closing shall, from and after the SPAC Continuance, continue to represent one SPAC Class A Share and one SPAC Right, (ii) each SPAC Class A Share and each SPAC Class B Share that is issued and outstanding immediately prior to the SPAC Continuance shall continue to represent one SPAC Class A Share or SPAC Class B Share, respectively, and (iii) each SPAC Right that is outstanding immediately prior to the SPAC Continuance shall, from and after the SPAC Continuance, continue to represent the right to receive one-fifth (1/5) of one SPAC Class A Share. Upon the completion of the SPAC Continuance, the name of Pubco be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on.

The Amalgamation; Conversion of Securities

At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any party or the holders of shares of the Company or the Amalgamation Sub:

(i) Each Company Share issued and outstanding immediately prior to the Amalgamation Effective Time (other than the Dissent Shares as defined in the BCA) shall automatically be cancelled in exchange for a number of fully paid and non-assessable Pubco Class A Shares equal to the Amalgamation Multiple and such Company Share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the foregoing issuance of Pubco Class A Shares, Amalco shall issue to Pubco one Amalco Share (as defined in the BCA) for each Pubco Class A Share so issued. Additionally, Pubco shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it and the shares of the Amalgamation Sub will be cancelled;

(ii) Each Company Option issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive Pubco Class A Shares (each, a “Rollover Option”) for each Company Option held, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. The Company shall assign, and Pubco shall assume, the Company Option Agreements, and any restriction on any Company Option shall continue in full force and effect under the Rollover Option and the terms and other provisions of such Company Option shall otherwise remain unchanged, except for terms rendered inoperative by reason of the Transactions or for such other immaterial administrative or ministerial changes as the Pubco Board (or the compensation committee of the Pubco Board) may determine in good faith are necessary to effectuate the administration of the Rollover Options. The number of Pubco Class A Shares issuable upon exercise of each Rollover Option shall be determined by multiplying the number of Company Shares that were subject to such Company Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of Pubco Class A Shares.

(iii) Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

At the Amalgamation Effective Time, without any action on the part of any party or the holders of shares of the SPAC:

(i) Each SPAC Unit (as defined below) issued and outstanding immediately prior to the Closing shall (to the extent not already separated) be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Share and one SPAC Right (as defined below) in accordance with the terms of the applicable SPAC Unit;

(ii) Each SPAC Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of a SPAC Class A Share; and

(iii) Immediately following the separation of each SPAC Unit in accordance with paragraph (i) above and the conversion of the SPAC Rights in accordance with paragraph (ii) above, (A) each SPAC Class A Ordinary Share, other than the SPAC Class A Shares to be redeemed pursuant to the SPAC Share Redemption (as defined in the BCA), shall continue to be issued and outstanding as Pubco Class A Share, (B) each SPAC Class A Share to be redeemed pursuant to the SPAC Share Redemption shall automatically be cancelled in exchange for the right to be redeemed pursuant to the SPAC Share Redemption, and shall no longer be outstanding and cease to exist, (C) each SPAC Class B Share issued and outstanding immediately prior to the Closing shall automatically be cancelled in exchange for the right to receive one Pubco Class A Share, and shall no longer be outstanding and cease to exist, and (D) each SPAC Share held in the treasury of the SPAC immediately prior to the Closing shall no longer be outstanding and be cancelled and cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

Closing Conditions

The Closing is subject to certain customary conditions, including, among other things, (a) receipt of the required approval by the shareholders of the SPAC; (b) absence of law or order making the consummation of the Transactions illegal; (c) effectiveness of the Registration Statement declared by the SEC; (d) absence of action brought by a third party to enjoin or otherwise restrict the consummation of the Closing; (e) absence of a deficiency notice from Nasdaq or other exchanges for failing to meet the applicable listing requirements; and (f) approval for the listing of Pubco Class A Shares to be issued in connection with the Transactions with Nasdaq.

In addition, unless waived by the SPAC, the obligations of the SPAC to consummate the Transactions are subject to certain additional conditions, including, among other things, (a) accuracy of the respective representations and warranties of the Company; (b) the respective covenants and agreements of the Company having been performed in all material respects; (c) absence of a Company Material Adverse Effect (as defined in the BCA); (d) receipt of the Lock-up Agreement, the Non-Compete Agreement and the Registration Rights Agreement duly executed by the holders of Company Shares and the Employment Agreements duly executed by each of Lishao Wang, Wenwen Pei, Tianye Wang and Xiaoge Cheng, in each case dated as of the Closing Date; (e) receipt of the certified true copies of the Company Approvals; and (f) the aggregate number of Dissent Shares (as defined in the BCA) shall not exceed 5% of the aggregate number of Company Shares outstanding immediately prior to the Amalgamation Effective Time.

Finally, unless waived by the Company, the obligations of the Company to consummate the Transactions are subject to certain additional conditions, including, among others, (a) accuracy of the SPAC’s representations and warranties; (b) the SPAC’s covenants and agreements having been performed in all material respects; and (c) absence of SPAC Material Adverse Effect (as defined in the BCA); and (d) receipt of the Lock-up Agreement duly executed by the SPAC Sponsor and the Registration Rights Agreement duly executed by the parties thereto, in each case dated as of the Closing Date.

The Closing will occur no later than five Business Days following the satisfaction or waiver of all of the closing conditions, or at such other time date and place as the SPAC and the Company may agree in writing (the date on which the Closing occurs, the “Closing Date”).

Termination Rights

In addition to termination by mutual written consent of the SPAC and the Company, the BCA also be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

(a)	by the SPAC or the Company by giving written notice to the other if any law or order shall have enacted, issued, promulgated or enforced which has become final and non-appealable and has the effect of making the consummation of the Business Combination illegal;

(b)	by the SPAC or the Company by giving written notice to the other if the SPAC Shareholder Approval (as defined in the BCA) shall fail to receive the requisite vote for approval at the at the SPAC Shareholders’ Meeting (as defined in the BCA);

(c)	in the event that the Closing of the Transactions contemplated thereunder has not occurred within 18 months following the date of this Agreement (as may be extended by the mutual agreement of the SPAC and the Company, the “Outside Closing Date”), by the SPAC or the Company by giving written notice to the other at any time after the Outside Closing Date, provided that, (i) the right to terminate the BCA shall not be available to the SPAC if the SPAC’s material breach of the BCA shall have primarily caused the failure to consummate the Business Combination on or before the Outside Closing Date, and (ii) the right to terminate the BCA shall not be available to the Company if the Company’s material breach of the BCA shall have primarily caused the failure to consummate the Business Combination on or before the Outside Closing Date;

(d)	by the SPAC by giving written notice to the Company, if the Company shall have failed to deliver any of the PCAOB Financials (as defined in the BCA) to the SPAC on or before the applicable date in accordance with the BCA;

(e)	by the SPAC by giving written notice to the Company, if there shall have been a Company Material Adverse Effect which is uncured for at least ten (10) Business Days after written notice of such Company Material Adverse Effect is provided by the SPAC to the Company;

(f)	by the SPAC by giving written notice to the Company, if a SPAC Extension is not effected and the SPAC must liquidate in accordance with its Organizational Documents;

(g)	by the SPAC by written notice to the other Parties if the Company Shareholder Approval shall not have been obtained within twenty (20) Business Days after the Registration Statement becomes effective;

(h)	by the SPAC by giving notice to the Company prior to the Closing, without prejudice to any rights or obligations the SPAC may have, if the Company shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents (as defined in the BCA) to be performed on or prior to the Closing Date and such breach shall not be cured within thirty (30) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach; and

(i)	by the Company by giving notice to the SPAC prior to the Closing, without prejudice to any rights or obligations the Company may have, if the SPAC shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents (as defined in the BCA) to be performed on or prior to the Closing Date and such breach shall not be cured within thirty (30) days following receipt by the SPAC of a notice describing in reasonable detail the nature of such breach.

If the BCA is validly terminated in accordance with its terms, the BCA shall become void, except for certain limited exceptions, including parties shall not be relieved any liability for any breach of any representation, warranty, covenant or obligation under the BCA and liability arising out of any claim based upon fraud, willful misconduct or intentional misrepresentation. In the event that the BCA is terminated pursuant to paragraphs (iv) and (ix) above, then, without prejudice to any rights or obligations the SPAC may have, within five (5) Business Days of such termination, the Company shall pay to the SPAC a termination fee in the amount of US$2,000,000. In the event that the BCA is terminated pursuant to paragraph (x) above, then, without prejudice to any rights or obligations the Company may have, within five (5) Business Days of such termination, the SPAC shall pay to the Company a termination fee in the amount of US$2,000,000.

Ancillary Documents

Support Agreement

Concurrently with the execution of the BCA, the SPAC Sponsor, the SPAC and the Company have entered into a support agreement (the “Support Agreement”) pursuant to which, among other things, the SPAC Sponsor agreed to (i) vote, or cause to be voted or consented at any meeting of the shareholders of the SPAC, or in any action by written consent of the shareholders, all of its SPAC Shares which the SPAC Sponsor owns of record or has the power to vote as of the record date for such meeting (the “Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with the Company; and (ii) not to transfer any Shares until the Expiration Time (as defined in the Support Agreement).

The foregoing description of the Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Agreement.

Voting Agreement

Concurrently with the execution and delivery of the BCA, the Company, the SPAC, the Amalgamation Sub and certain shareholders of the Company (the “Requisite Shareholders”), have entered into a voting agreement (the “Voting Agreement”), pursuant to which the Requisite Shareholders agreed to, among other things, (i) vote, or cause to be voted or consented at a meeting of the Company Shareholders, or in any action by written consent of the shareholders, all Company Shares which the Requisite Shareholders own of record or have the power to vote (including any successor shares of Company of which ownership of record or the power to vote is hereafter acquired by the Requisite Shareholders prior to the termination of the Company Voting Support Agreement) (the “Subject Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with the SPAC; and (ii) not to transfer any Subject Shares until the Expiration Time (as defined in the Voting Agreement).

The foregoing description of the Voting Agreement is subject to and qualified in its entirety by reference to the full text of the Voting Agreement.

Registration Rights Agreement

The BCA contemplates that, at the Closing, the SPAC, the SPAC Sponsor, each of the Company Shareholders and certain other parties named therein will enter into an amended and restated registration rights Agreement (the “Registration Rights Agreement”), pursuant to which Pubco will agree to register for resale, pursuant to applicable securities laws and regulations, with respect to the registrable securities held by the Holders (as defined in the Registration Rights Agreement).

The foregoing description of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by, reference to the actual agreement.

Lock-up Agreement

The BCA contemplates that at the Closing, each of the SPAC Sponsor and certain of the Company Shareholders will enter into a lock-up agreement (collectively, the “Lock-up Agreements”), pursuant to which (i) the SPAC Sponsor agrees on certain restrictions on transfer of SPAC Class B Shares held by the SPAC Sponsor immediately prior to Closing; and (ii) certain of the Company Shareholders agree on certain restrictions on transfer of Pubco Class A Shares held by them immediately after the Closing, including any shares issuable upon the exercise of any rights, options, warrants or other securities to purchase any Pubco Class A Shares held by them immediately after the Closing, or any rights, options, warrants or other securities convertible into or exercisable or exchangeable for any Pubco Class A Shares held by them immediately after the Closing. The lock-up period commences on the Amalgamation Effective Time and continues until the earlier of (i) three-hundred and sixty-five (365) days after the Closing, or (ii) the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Pubco Class A Shares or other equity securities of Pubco for cash, securities or other property.

The foregoing description of the form of Lock-Up Agreement is not complete and is subject to, and qualified in its entirety by, reference to the actual agreement.

Option Purchase Agreement

On July 6, 2025, the SPAC Sponsor and the Company entered into an option purchase agreement (as amended on September 2, 2025, the “Option Purchase Agreement”), pursuant to which the SPAC Sponsor agreed to sell to the Company, and the Company agreed to purchase from the SPAC Sponsor, an option to purchase 583,333 SPAC Shares held by the SPAC Sponsor (the “Option Securities”) for an aggregate purchase price of $1,750,000. The aggregate exercise price of the option itself is $1.00 for all of the Option Securities. (As of March [*], 2026, $200,000 of this amount remains due and payable.) The options are exercisable for the period commencing on the expiration or early release of applicable transfer restrictions on the Option Securities (as provided in the letter agreement dated July 2, 2024 entered into by and among the SPAC, the SPAC Sponsor and certain other parties in connection with the SPAC’s initial public offering) and ending on the date that is ten years from the date of the Option Purchase Agreement. On September 23, 2025, the Company entered into an option assignment agreement (the “Option Assignment Agreement”) and assigned its rights, interests and obligations in whole under the Option Purchase Agreement to 17323204 Canada Inc., a company that is owned by the current shareholders of the Company in substantially similar proportions as their respective shareholdings in the Company. As of the date of this proxy statement/prospectus, 17323204 Canada Inc. has not exercised its option under the Option Purchase Agreement.

The foregoing description of the Option Purchase Agreement and the Option Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the actual agreements.

Finder’s Agreement

On April 1, 2025, the SPAC entered into a finder’s agreement (the “Finder’s Agreement”) with Alpha Innovators Limited, a British Virgin Islands exempted company (the “Finder”), pursuant to which the Finder agreed to introduce potential targets to the SPAC. If the SPAC consummates a business combination with one or more targets introduced by the Finder during the term of the Finder’s Agreement and a period of twelve (12) months following the termination of the Finder’s Agreement, then the SPAC shall issue to the Finder or its designated affiliates, upon the completion of each business combination(s) and as complete and full compensation for Finder under Finder’s Agreement, a number of SPAC Class A Shares equal to the quotient obtained by dividing 3% of the Company Valuation (as defined in the BCA) by the Redemption Price (as defined in the BCA).

The foregoing description of the Finder’s Agreement does not purport to be complete and is qualified in its entirety by reference to the actual agreement.

Organizational Structure

The following charts illustrate the corporate structure of the Company and PubCo and its subsidiaries pre- and post-Business Combination.

The ownership percentages do not take into account of the shareholder structure of PubCo, as the ownership percentage retained by Eureka’s public shareholders following the business combination will be different depending on the redemption rights exercised by the public stockholders. For more information, please see “Unaudited Pro Forma Combined Financial Information — Note 1. Basis of Presentation.”

Prior to the Business Combination

The following simplified diagrams illustrate the ownership structures of Pubco and the Company before the consummation of the Transactions:

Following the Business Combination

The following simplified diagram illustrates the ownership structure of Pubco immediately following the consummation of the Business Combination. Following the Business Combination, the Amalco will become a direct wholly owned subsidiary of Pubco and will be renamed “Marine Thinking Inc.” The percentage ownerships of Pubco Class A Shares are presented assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, and that no Pubco Class A Shares are issued pursuant to the Pubco Equity Plan.

Expected Pro Forma Ownership

It is anticipated that, upon completion of the Business Combination, assuming no redemptions, the ownership of Pubco will be as follows:

●	the existing shareholders of the Company will own 13,036,898 Pubco Class A Shares, or approximately 67.01% of the total issued and outstanding Pubco Class A Shares and 67.01% of the total voting power;

●	the Public Shareholders will own 4,080,233 Pubco Class A Shares, or approximately 20.97% of the total issued and outstanding Pubco Shares and 20.97% of the total voting power;

●	the Sponsor will own 1,681,100 Pubco Class A Shares, or approximately 8.64% of the total issued and outstanding Pubco Shares and 8.64% of the total voting power;

●	Maxim Group LLC will own 230,000 Pubco Class A Shares, or approximately 1.18% of the total issued and outstanding Pubco Shares and 1.18% of the total voting power;

●	the former and current independent directors of Eureka will collectively own 30,000 Pubco Class A Shares, or approximately 0.15% of the total issued and outstanding Pubco Shares and 0.15% of the total voting power; and

●	Alpha Innovators Limited will own 397,500 Pubco Class A Shares, or approximately 2.04% of the total issued and outstanding Pubco Shares and 2.04% of the total voting power.

See the “Unaudited Pro Forma Combined Financial Information” for further information.

Description of Pubco Shares Following the Business Combination 8

[●]

Proposals to be Made to the Shareholders of the SPAC at the SPAC EGM

●	Proposal No. 1 — The NTA Proposal — to consider and vote upon a proposal to approve by special resolution, the amendment of Eureka’s Organization Documents, which currently restricts consummation of a shareholder redemption offer in connection with a business combination if the redemptions made pursuant to such offer would cause Eureka to have net tangible assets of less than US$5,000,001 prior to or upon consummation of a business combination (the “NTA Requirement”) as set out in Articles 38.2 and 38.6 of Eureka’s Organization Documents, in order to expand the methods that Eureka may employ to not become subject to the “penny stock” rules of the SEC, as reflected in the New Articles and New Bylaws of the Pubco and with effect from the date of the SPAC Continuance (the “NTA Proposal”).

●

Proposal No. 2 — The Business Combination Proposal — to consider and vote upon a proposal to approve and authorize, by ordinary resolution, the business combination agreement, dated as of October 29, 2025, by and among the SPAC, the Company, and the Amalgamation Sub, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Business Combination Proposal”).

●	Proposal No. 3 — The SPAC Continuance Proposal — to consider and vote upon a proposal to approve and authorize that, by special resolution, to approve the SPAC Continuance (“the SPAC Continuance Proposal”);

●	Proposal No. 4 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve by special resolution, in connection with, and with effect from the date of, the SPAC Continuance, the adoption of the proposed the new articles of continuance and bylaws of Pubco in substantially the form attached to the accompanying proxy statement/prospectus as Annex B and Annex C (the “New Articles and New Bylaws of the Pubco”), and the name change of the SPAC from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on (the “Organizational Documents Proposal”);

●	Proposal No. 5 — The Pubco Director Appointment Proposal — for the holders of outstanding SPAC Class B Shares to consider and vote upon a proposal to approve, the appointment and/or removal of the directors of the SPAC (the “Pubco Director Appointment Proposal”);

●	Proposal No. 6 — The Pubco Equity Plan Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the adoption of a new Pubco Equity Plan (the “Pubco Equity Plan”) by the SPAC (the “Pubco Equity Plan Proposal”). A copy of Pubco’s Pubco Equity Plan is attached to the accompanying proxy statement/prospectus as Annex D;

●	Proposal No. 7 — The Nasdaq Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the issuance of 13,036,898 Pubco Class A Shares by Pubco in connection with the Transactions (the “Nasdaq Proposal”); and

●	Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposals, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal (the “Adjournment Proposal”).

The SPAC’s Board of Directors’ Reasons for the Business Combination

After careful consideration, the Eureka Board recommends that SPAC shareholders vote “For” the approval of the Business Combination Proposal. For a more complete description of the SPAC’s reasons for the approval of the Business Combination and the recommendation of the Eureka Board, see the section entitled “Proposal No. 2 - The Business Combination Proposal—Eureka Board’s Reasons for Approving the Business Combination.”

Recommendation to Shareholders of the SPAC

After careful consideration of the terms and conditions of the Business Combination Agreement, the Eureka Board of directors has determined (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of, the SPAC and its shareholders, and (ii) to recommend that the shareholders approve the transactions contemplated by the Business Combination Agreement, including the Business Combination. In reaching its decision with respect to the Business Combination and the SPAC Continuance, the Eureka Board of directors considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the complexity and variety of such factors, the Eureka Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors that the Board considered in reaching its determination and supporting its decision. The Eureka Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Eureka Board. The Eureka Board of directors obtained a fairness opinion from KKG on which to base its assessment.

[8]	MT’s Canada counsel to provide.

Before reaching its decision, the Eureka Board discussed the results of the due diligence conducted by the SPAC’s management and their advisors, which included:

●	Review of the Company’s draft financial statements for the fiscal years ended April 30, 2023, 2024 and 2025.

●	Review of the fairness opinion provided by KKG, which is attached hereto as Annex E (for further details, see “Proposal No. 2—The Business Combination Proposal—Fairness Opinion of KKG”).

●	Review of the Company’s financial projections (for more details, refer to “— Summary of Financial Analysis”).

●	Review of the Company’s descriptions of its business operations.

●	Review of financial data for public companies comparable to the Company.

●	Discussions with DLA, the SPAC’s former counsel, on key legal issues involved in the business combination.

●	Review of the Company’s corporate records, material agreements, employment agreements, tax documents, litigation matters, and other business-related materials.

●	Discussions with the Company’s management.

The Eureka Board considered a number of factors pertaining to the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following: satisfaction of a number of the SPAC’s initial acquisition criteria, favorable prospects for future growth, unique position in the online branding industry, and visionary management team and board of the Company with a proven history of innovation and execution. Please refer to “Proposal No. 2—The Business Combination Proposal—The Eureka Board’s Reasons for Approving the Business Combination” for further discussions. Based on the selection criteria for opportunities as described above, the Eureka Board of directors recommends that SPAC’s shareholders vote:

●	FOR the NTA Proposal;

●	FOR the Business Combination Proposal;

●	FOR the SPAC Continuance Proposal;

●	FOR the Organizational Documents Proposal;

●	FOR the Pubco Director Appointment Proposal;

●	FOR the Pubco Equity Plan Proposal;

●	FOR the Nasdaq Proposal;

●	FOR the Adjournment Proposal.

Interests of the Sponsor and SPAC’s Directors and Officers in the Business Combination

In considering the recommendation of the Eureka Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of the SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, including that the Sponsor or SPAC’s directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company. The SPAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders are expected to hold 1,711,100 Pubco Class A Shares, consisting of (i) 1,407,500 SPAC Pubco A Shares to be converted from SPAC Class B Shares held by the Sponsor on a one-on-one basis, (ii) 228,000 Pubco Class A Shares underlying the SPAC Private Units held by the Sponsor; (iii) 45,600 Pubco Class A Shares to be converted from SPAC Rights underlying the SPAC Private Units held by the Sponsor; and (iv) 30,000 Pubco Class A Shares to be converted from SPAC Class B Shares held by the former and two current independent directors of the SPAC on a one-on-one basis, which in the aggregate, would be approximately [●]% and [●]% ownership interest in Pubco following the consummation of the Business Combination under the no redemption scenario and the maximum redemption scenario, respectively, on an as converted basis.

●	the fact that the Sponsor acquired 228,000 SPAC Private Units at $10.00 per private unit through the Private Placement simultaneously with the closing of the SPAC IPO on July 3, 2024.

●	the fact that the Sponsor paid $25,000, or approximately $0.0001 per share, for 1,437,500 Founder Shares prior to the SPAC IPO, which will be convert on a one-for-one basis, into the same number of Pubco Class A Shares at the Amalgamation Effective Time pursuant to the Business Combination Agreement. All of the Founder Shares are subject to certain transfer restrictions and could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $[●] million, based on the most recent closing price of SPAC Class A Shares of $[●] per share on [●], 2026.

●	the fact that if the Business Combination or another business combination is not consummated by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), the SPAC will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of SPAC’s remaining shareholders and SPAC’s Board, liquidating and dissolving. In such event, the Founder Shares and Private Shares held by the Sponsor would be worthless because the SPAC’s initial shareholders are not entitled to participate in any redemption or distribution with respect to such shares.

●	the fact that if the Business Combination is consummated, each of issued and outstanding Company Shares will be converted into a number of Pubco Class A Shares equal to the Amalgamation Multiple. Given the differential in the purchase price that the Sponsor paid for the Founder Shares, as compared to the price of SPAC Public Shares paid by SPAC Public Shareholders in the SPAC IPO, the Sponsor is likely to be able to recoup their investment in the SPAC and make a substantial profit on that investment, even if Company Shares have lost significant value. This means that the Sponsor could earn a positive rate of return on their investment, even if SPAC Public Shareholders experience a negative rate of return in the SPAC following the consummation of the Business Combination.

●	the fact that the Sponsor and officers and directors of the SPAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any insider shares and private shares held by them if the SPAC fails to complete an initial business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that if the SPAC liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the SPAC for services rendered or contracted for or products sold to us in excess of the net proceeds of the SPAC IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement.

●	the fact that pursuant to the SPAC’s Organizational Documents, the SPAC may elect to extend the time to consummate a business combination up to 12 Monthly Extensions to July 3, 2026 and have issued and may continue to issue Extension Notes to the SPAC for extending the time to consummate a business combination.

●	the fact that the Sponsor or an affiliate of the Sponsor or certain of the SPAC’s officers and directors may provide non-interest bearing loans to finance transaction costs in connection with an intended initial business combination and the Sponsor may provide non-interest bearing loans to extend the time period for consummating our initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of the Working Capital Loans made by the Sponsor, the SPAC’s officers and directors, or the SPAC’s or their affiliates to the SPAC prior to or in connection with its initial business combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the Private Placement units. On August 25, 2025, the SPAC issued an unsecured promissory note to the Sponsor in the principal amount of up to $300,000 for general working capital purposes.

●	the fact that the Sponsor is entitled to $10,000 per month for office space, administrative and support services.

●	the fact that the Business Combination Agreement provides for the continued indemnification of the SPAC’s former and current directors and officers and the continuation of directors and officers liability insurance covering the SPAC’s former and current directors and officers.

●	the fact that the SPAC’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on the SPAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the SPAC fails to consummate a business combination within the required time period under the SPAC’s Organizational Documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, the SPAC may not be able to reimburse these expenses if the Business Combination with the Company or another business combination is not completed by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that the SPAC, the SPAC Sponsor, each of the Company Shareholders and certain other parties named in the BCA will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) at the Closing which provides for registration rights following consummation of the Business Combination.

●	the fact that in addition to these interests of the Sponsor and SPAC’s officers, directors and advisors, to the fullest extent permitted by applicable laws and the SPAC’s Organizational Documents, waive certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and the SPAC will renounce any expectation that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to us. The SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, the SPAC does not believe that the waiver of the application of the corporate opportunity doctrine had a material impact on its ability to complete its initial business combination.

Interests of the Company’s Directors and Officers in the Business Combination

Certain directors and officers, including Lishao Wang, Wenwen Pei, Yongbiao Ding (Winfield), Patrick Sapphire, and Tony Tse, of the Company are also the shareholders of the Company, who will receive the shares of Pubco in exchange for their shares owned by them in the Company at the closing of the Business Combination.

Extraordinary General Meeting of the SPAC Shareholders

Date, Time and Place

The extraordinary general meeting will be held at              a.m., Eastern time, on                 , 2026 at the offices of [address], and virtually via live webcast at https://                , or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the proposals.

Voting Power; Record Date

The SPAC’s shareholders will have one vote for each SPAC Class A Share held at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Quorum and Vote of the SPAC’s Shareholders

One or more holders of not less than a majority of SPAC Shares issued and outstanding and entitled to vote at the SPAC EGM, present in person, online, or by proxy, constitute a quorum.

The approval of the NTA Proposal, the SPAC Continuance Proposal, and the Organizational Documents Proposal require a special resolution under Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of at least two-thirds of the SPAC Shares entitled to vote and actually casting votes thereon at the extraordinary general meeting. The approval of each of the Business Combination Proposal, the Pubco Equity Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal is being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of the SPAC Shares entitled to vote and actually casting votes thereon at the SPAC EGM. The approval of the Pubco Director Appointment Proposal is being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of only the SPAC Class B Shares entitled to vote and actually casting votes thereon at the SPAC EGM.

Redemption Rights

Pursuant to the SPAC’s Organizational Documents, a Public Shareholder may request that the SPAC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

●	hold Public Shares or, if you hold Public Shares through SPAC Units, you elect to separate your SPAC Units into the underlying Public Shares and Public Rights prior to exercising your redemption rights with respect to the Public Shares;

●	submit a written request to Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, in which you (1) request that the SPAC redeem all or a portion of your Public Shares for cash and (2) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number, and address; and

●	deliver your Public Shares to Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, physically or electronically through DTC.

Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Shares and Public Rights prior to exercising redemption rights with respect to the Public Shares. If Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying Public Shares and Public Rights. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of SPAC Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of the corresponding number of Public Shares. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the Public Shares following the separation of such Public Shares from the SPAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights. If a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, directly and instruct it to do so.

The redemption rights include the requirement that a holder must identify itself to SPAC in order to validly redeem its shares. Public Shareholders (other than the Initial Shareholders) may elect to exercise their redemption rights with respect to their Public Shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its redemption right with respect to all or a portion of the Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, the SPAC will redeem the related Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2025, this would have amounted to approximately $10.69 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will not own Public Shares or shares of the SPAC following the redemption.

Prior to exercising redemption rights, shareholders should verify the market price of the SPAC Class A Shares as they may receive higher proceeds from the sale of their SPAC Class A Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. The SPAC cannot assure you that you will be able to sell the SPAC Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the SPAC Class A Shares when you wish to sell your shares.

If you exercise your redemption rights, the SPAC Class A Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the SPAC’s future growth following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and the SPAC does not consummate an Initial Business Combination within the Combination Period, it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the Public Shareholders and the SPAC Rights will expire worthless.

Appraisal Rights

There is no appraisal right in respect of the Business Combination or the SPAC Continuance under the Cayman Companies Act.

Proxy Solicitation

Proxies may be solicited by mail. The SPAC has engaged [*] to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares online if it revokes its proxy before the extraordinary general meeting. A shareholder may also change its vote by submitting a later-dated proxy.

Sources and Uses of Funds for the Business Combination

Under the BCA, the Business Combination will not be consummated unless all closing conditions are satisfied or, as applicable, waived.

As of September 30, 2025, Eureka had $31,338,322 cash held in the Trust Account. Eureka intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned (less income taxes payable), to complete the Business Combination, after payment to SPAC Public Shareholders who have validly redeemed their Public Shares upon the consummation of the Business Combination. Any remaining amount will be held in a segregated bank account designated by Pubco for its immediate use in accordance with the BCA.

To finance transaction costs in connection with the Business Combination, or in connection with additional deposits into the Trust Account to extend the time available to Eureka to consummate the Business Combination, the Sponsors may extend an aggregate of up to 1,500,000 Working Capital Loans and may extend additional Working Capital Loans in the future, to Eureka. The Sponsor may convert the Working Capital Loans into SPAC Units upon the consummation of the Business Combination. On August 25, 2025, the SPAC issued an unsecured promissory note (the “Working Capital Note”) in the principal amount of up to $300,000 to the Sponsor. The funds may be drawn as needed until the initial business combination and will be used for general working capital. As of the date of this proxy statement/prospectus, the Working Capital Note is fully drawn down.

As of the date of this proxy statement/prospectus, the SPAC has issued seven unsecured non-interest bearing promissory notes to the Sponsor, each with a principal amount of $1,050,000 (the “Extension Notes”), as payment for the extension fee.

Material U.S. Federal Tax Considerations

For a description of certain material U.S. federal income tax consequences of (i) the Business Combination to U.S. Holders (as defined herein) of SPAC Class A Shares and SPAC Rights, (ii) the exercise of redemption rights in respect of SPAC Class A Shares, and (iii) the subsequent ownership and disposition of Pubco Class A Shares received by such holders in the Business Combination, please see “Material U.S. Federal Tax Considerations—Certain Material U.S. Federal Income Tax Considerations” beginning on page 207.

Expected Accounting Treatment

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, the SPAC was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Marine Thinking Holdings Inc. will represent a continuation of the financial statements of Marine Thinking Holdings Inc. with the Business Combination treated as the equivalent of Marine Thinking Inc. issuing shares for the net assets of the SPAC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Closing will be those of Marine Thinking Inc. in future reports of Marine Thinking Holdings Inc. See “Unaudited Pro Forma Combined Financial Information — Accounting Treatment of the Business Combination.”

Regulatory Matters

Marine Thinking’s operations are subject to extensive and frequently changing federal, state, provincial, local and foreign laws and regulations, including those concerning environmental protection and health and safety. Marine Thinking believes that its operations are in compliance with these regulatory requirements. Historically, the cost of achieving and maintaining compliance with applicable laws and regulations has not been material. However, future costs and expenses required for Marine Thinking to comply with such laws and regulations, including any new or modified regulatory requirements, or an inability to address newly discovered environmental conditions could have a material adverse effect on our business, financial condition, operating results, or cash flows.

The regulatory programs that impact our business include the following:

East Coast of Canada. The Canadian marine regulatory environment offers certain protective measures for Canadian marine operating companies. Certain provisions in inter-governmental agreements among the Canadian federal government, Nova Scotia and Newfoundland augment these measures.

International Regulation and Foreign Laws. Marine Thinking’s technology is used in vessels operating in foreign jurisdictions and, therefore, are subject to the national laws, regulations and licensing requirements of these foreign jurisdictions. Marine Thinking must also comply with numerous international conventions that regulate the operation of vessels, including the International Convention for the Safety of Life at Sea (SOLAS), the International Convention for Prevention of Pollution by Ships (MARPOL), the International Ship and Ports Facility Code (ISPS) and the Convention for the Standards of Training and Certification for Watchkeepers (STCW).

Environmental, Health and Safety Regulation. The nature of Marine Thinking’s operations raise environmental, occupational health and safety issues relating to, among other things, operation of marine vessels in demanding natural environments, handling and marine transport of various hazardous substances and our work in inherently dangerous workplaces. As a consequence, our operations are subject to a complex and increasingly stringent set of international, federal, provincial, state and local laws, regulations and other legal requirements (including common law requirements) relating to occupational health and safety and the environment (“Environmental, Health and Safety Regulations”).

Marine Thinking has implemented an integrated Quality, Health, Safety and Environmental Protection Management System (“QSM”) for protecting both the health and safety of our crews and the environment. Through the QSM, Marine thinking has developed and implemented policies, procedures, training and instructions to promote compliance with Environmental, Health and Safety Regulations.

Emerging Growth Company;

The SPAC is an “emerging growth company” as defined in the JOBS Act. Pubco will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the effective date of the SPAC IPO, (b) in which Pubco has total annual gross revenue of at least $1.235 billion or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco Class A Shares held by non-affiliates exceeds $700 million as of the last business day of Pubco’s prior second fiscal quarter; and (ii) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period. Pubco intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Pubco’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting.

Stock Exchange Listing

The SPAC Class A Shares, SPAC Units and SPAC Rights are listed on the Nasdaq under the symbols “EURK,” “EURKU” and “EURKR,” respectively. Following the Business Combination, the SPAC Class A Shares (including the SPAC Class A Shares issuable in the Business Combination) is expected to be listed on [The Nasdaq Capital/Global Market] [TEAM TO CONFIRM] under the symbol “[   ]”. As a result, as of the Closing, the SPAC Rights and SPAC Units will be delisted from [The Nasdaq Capital Market] and deregistered with the SEC.

Comparison of Rights of SPAC Shareholders Before and After the SPAC Continuance

As a result of the SPAC Continuance, holders of SPAC Class A Shares and SPAC Rights prior to the SPAC Continuance will have different rights as holders of Pubco Class A Shares following the SPAC Continuance. The differences between the rights of these respective holders result from the differences among (1) Cayman and Canadian law, and (2) the respective governing documents of the SPAC prior to the SPAC Continuance and Pubco following the SPAC Continuance. For additional information, see “Comparison of Rights as SPAC Shareholders and Pubco Shareholders” and “Description of Pubco Shares After the Business Combination.” For a copy of Pubco’s Organizational Documents, see “Where You Can Find More Information.”

Summary Risk Factors

Investing in Pubco Class A Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in Pubco Class A Shares. Below please find a summary of the principal risks Pubco faces, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to the Company’s Business and Industry

●	Marine Thinking is an early-stage company with a history of modest scale, and it expects to incur significant expenses for the foreseeable future.

●	Marine Thinking may identify material weaknesses in internal control over financial reporting, which could adversely affect its ability to report results of operations and financial condition accurately and in a timely manner.

●	Marine Thinking derives a substantial portion of its revenue from a limited number of customers, including government and research entities, and this concentration exposes the Company to procurement, budgetary and compliance risks.

●	If Marine Thinking does not effectively manage its planned growth, the Company may be unable to design, develop, manufacture, market and support new generations of its autonomy systems.

●	Marine Thinking’s financial and operating projections are based on assumptions that may prove incorrect, and actual results could differ materially from forecasts.

●	Marine Thinking relies on third-party suppliers and manufacturers for key components and certain manufacturing activities, and disruptions or failures by those parties could delay or impair commercialization.

●	The timing of commercial launches and broader market adoption of autonomy-ready vessels may be delayed, which would postpone expected revenue streams.

●	Marine Thinking has limited experience in large-scale commercialization and may face challenges in scaling operations efficiently.

●	Marine Thinking’s business requires significant capital, and future financing may dilute existing shareholders or impose restrictive covenants.

●	If Marine Thinking cannot obtain additional funding when required, its operations and prospects could be materially harmed.

Risks Related to the SPAC and the Transactions

●	The Sponsor and SPAC’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of its shareholders, and therefore potential conflicts of interest exist in recommending that shareholders vote in favor of the Business Combination. Such conflicts of interests include that the Sponsor as well as SPAC’s directors and officers are expected to lose their entire investment in the SPAC if the Business Combination is not completed.

●	The exercise of the SPAC’s directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the SPAC’s best interest.

●	The Business Combination may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our stock or otherwise participate in the Business Combination, potentially making the stock less attractive to investors. The SPAC’s future investments in or acquisitions of U.S. companies may also be subject to U.S. foreign investment regulations.

●	The SPAC may be forced to close the Business Combination even if it determines it is no longer in the SPAC Shareholders’ best interest.

●	The Initial Shareholders agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote. In addition, the Sponsor or the SPAC’s directors, officers, advisors or any of their respective affiliates may elect to purchase the SPAC’s Public Shares from Public Shareholders, which may have the effect of increasing the likelihood of completion of the Business Combination or may reduce the public “float” of the SPAC Class A Shares.

Risks Related to Redemption

●	You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your SPAC Public Shares, potentially at a loss.

●	The SPAC Public Shareholders who wish to redeem their SPAC Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. If Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their SPAC Public Shares for a pro rata portion of the funds held in the Trust Account.

●	The ability of a large number of the SPAC Public Shareholders to exercise redemption rights may not allow the SPAC to consummate the most desirable business combination or optimize its capital structure.

●	If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the SPAC Public Shares issued in the SPAC IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the SPAC Public Shares issued in the SPAC IPO.

●	There is no guarantee that a shareholder’s decision whether to redeem its SPAC Public Shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

Risks if the Business Combination is not Consummated

●	Termination of the Business Combination Agreement could negatively impact the SPAC and the Company.

●	If the SPAC is unable to complete this Business Combination, or another business combination, within the prescribed time frame, SPAC would cease all operations except for the purpose of winding up and redeem all the SPAC Public Shares and liquidate.

Risks Related to Pubco’s Securities Following the Business Combination

●	An active market for Pubco’s securities following the Business Combination may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

●	The share price of Pubco following the Business Combination may be volatile and could decline substantially.

●	Pubco’s securities following the Business Combination may not continue to be listed on Nasdaq, which could limit investors’ ability to make transactions in Pubco’s securities and subject Pubco to additional trading restrictions.

●	The sale or availability for sale of substantial amounts of Pubco Class A Shares following the business combination could adversely affect their market price.

●	Volatility in Pubco’s share price could subject Pubco to securities class action litigation.

SELECTED HISTORICAL FINANCIAL DATA OF EUREKA

You should read the selected financial information presented below in conjunction with the financial statements and the notes thereto included elsewhere in this registration statement. You should also read the section of this registration statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Eureka”.

The following tables present the selected historical financial information derived from the SPAC’s audited financial statements as of and for the years ended September 30, 2024 and 2025 and the SPAC’s unaudited financial statements as of and for the period ended December 31, 2025, which are included elsewhere in this proxy statement/prospectus.

Summary Consolidated Statement of Income

	For the Year Ended September 30,
	2025	2024
General and administrative expenses	$859,747	$354,066
Loss from operations	(859,747)	(354,066)
Other income:
Interest income	2,230,500	609,787
Income before income taxes	1,370,753	255,721
Income taxes provision	—	—
Net income	$1,370,753	$255,721

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	5,039,264	1,387,978
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.44	$0.56
Basic and diluted weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	1,895,500	1,548,308
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.44)	$(0.34)

	For the Three Months Ended December 31,
	2025	2024
General and administrative expenses	$417,642	$152,038
Loss from operations	(417,642)	(152,038)
Other income:
Interest earned on investments held in Trust Account	299,353	694,056
(Loss) income before income taxes	(118,289)	542,018
Income taxes provision	—	—
Net (loss) income	$(118,289)	$542,018

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	2,930,233	5,750,000
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.08	$0.13
Basic and diluted weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	1,895,500	1,895,500
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.18)	$(0.11)

Summary Consolidated Balance Sheet

	As of September 30,
	2025	2024

Assets
Current Assets
Cash	$51,431	$670,352
Prepaid expenses	47,877	63,845
Total Current Assets	99,308	734,197

Deferred offering costs	—	—
Investments held in Trust Account	31,338,322	58,109,787
Total Assets	$31,437,630	$58,843,984

Liabilities, Shares Subject to Redemption, and Shareholders’ (Deficit) Equity
Current Liabilities
Accounts payable and accrued expenses	$174,581	$39,723
Due to related party - administrative service fee	50,000	10,000
Promissory note – related party	500,000	—
Total Current Liabilities	724,581	49,723
Total Liabilities	724,581	49,723

	December 31, 2025 (Unaudited)	September 30, 2025

Assets
Current Assets
Cash	$32,797	$51,431
Prepaid expenses	-	47,877
Total Current Assets	32,797	99,308

Deferred offering costs	-	-
Investments held in Trust Account	32,087,675	31,338,322
Total Assets	$32,120,472	$31,437,630

Liabilities, Shares Subject to Possible Redemption, and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$345,712	$174,581
Due to related party	130,000	50,000
Promissory note - related party	1,050,000	500,000
Total Current Liabilities	1,525,712	724,581
Total Liabilities	1,525,712	724,581

Commitments and Contingencies (Note 6)

Class A ordinary shares subject to possible redemption, $0.0001 par value, 390,000,000 shares authorized, 2,930,233 shares and 2,930,233 shares issued and outstanding as of December 31, 2025 and September 30, 2025, respectively	32,087,675	31,338,322

Shareholders’ (Deficit) Equity
Preference shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Class A ordinary shares, $0.0001 par value, 390,000,000 shares authorized, 458,000 shares issued and outstanding (excluding 2,930,233 shares subject to possible redemption) as of December 31, 2025 and September 30, 2025	46	46
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 1,437,500 shares issued and outstanding as of December 31, 2025 and September 30, 2025	144	144
Retained earnings (accumulated deficit)	(1,493,105)	(625,463)
Total Shareholders’ (Deficit) Equity	(1,492,915)	(625,273)
Total Liabilities, Shares Subject to Possible Redemption, and Shareholders’ (Deficit) Equity	$32,120,472	$31,437,630

Summary Consolidated Statement of Cash Flows

	For the Year Ended September 30,
	2025	2024
Net Cash Used in Operating Activities	(668,921)	(282,509)

Net Cash Used in Investing Activities	29,001,965	(57,500,000)

Net Cash Provided by Financing Activities	(28,951,965)	58,452,861

Net Change in Cash	(618,921)	670,352

Cash, Beginning of Year	670,352	—
Cash, End of Year	$51,431	$670,352

	For the Three Months Ended December 31,
	2025	2024
Net Cash Used in Operating Activities	(168,634)	(118,321)

Net Cash Used in Investing Activities	(450,000)	—

Net Cash Provided by Financing Activities	600,000	—

Net Change in Cash	(18,634)	(118,321)

Cash, beginning of period	51,431	670,352
Cash, end of period	$32,797	$552,031

Supplemental Disclosure of Cash Flow Information:
Accretion of carrying value to redemption value of Class A redeemable ordinary shares	$749,353	$1,393,904

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF MARINE THINKING

You should read the selected financial information presented below in conjunction with the financial statements and the notes thereto included elsewhere in this registration statement. You should also read the section of this registration statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marine Thinking”.

The following tables present the selected historical financial information derived from the Company’s audited financial statements as of and for the years ended April 30, 2024 and 2025, and the Company’s unaudited financial statements as of and for the six months ended October 30, 2024 and 2025, respectively, which are included elsewhere in this proxy statement/prospectus.

Summary of Consolidated Statements of Loss and Comprehensive Loss

	Year ended April 30, 2025	Year ended April 30, 2024
	$	$

Sales	664,283	278,704
Costs of goods sold	(186,079)	(225,132)

Gross profit	478,204	53,572

Expenses
General and administrative	1,452,053	2,200,980
Research and development	292,610	1,163,850
Depreciation	80,163	110,774
Government assistance	(775,422)	(988,922)

Total expenses	1,049,404	2,486,682

Loss from operations	(571,200)	(2,433,110)
Interest expenses	(360,375)	(249,417)
Gain on extinguishment of convertible note	572,791	-

Net loss	(358,784)	(2,682,527)

Foreign currency translation adjustment	5,656	8,127
Comprehensive loss	(353,128)	(2,674,400)

Net loss per share
Basic and diluted	(0.021)	(0.156)

Weighted average number of shares outstanding
Basic and diluted	17,334,575	17,248,647

	3 months ended	3 months ended	6 months ended	6 months ended
	October 31,	October 31,	October 31,	October 31,
	2025	2024	2025	2024
	$	$	$	$

Sales	150,426	125,725	649,804	445,228
Costs of goods sold	(18,019)	(59,108)	(318,413)	(86,018)
Gross profit	132,407	66,617	331,391	359,210

Expenses

General and administrative	542,567	354,962	968,382	822,691
Research and development	37,972	9,114	71,263	50,829
Depreciation	11,057	11,293	22,050	22,867
Government assistance	(81,673)	(238,592)	(96,616)	(334,603)

Total expenses	509,923	136,777	965,079	561,784

Loss from operations	(377,516)	(70,160)	(633,688)	(202,574)
Interest expenses	(2,620)	(147,433)	(5,463)	(290,471)

Net loss	(380,136)	(217,593)	(639,151)	(493,045)

Foreign currency translation adjustment	2,236	8,194	5,968	8,496
Comprehensive loss	(377,900)	(209,399)	(633,183)	(484,549)

Net loss per share
Basic and diluted	(0.019)	(0.013)	(0.033)	(0.029)

Weighted average number of shares outstanding
Basic and diluted	20,309,864	17,248,647	19,120,165	17,248,647

Summary of Consolidated Balance Sheets

	April 30, 2025	April 30, 2024
	$	$
Assets
Current assets
Cash	291,077	306,747
Accounts receivables	115,374	342,943
Inventories	60,275	31,317
Prepaids and deposits	45,754	33,837
Total current assets	512,480	714,844

Property and equipment	92,102	136,597
Operating lease right of use assets	132,528	151,383
Total assets	737,110	1,002,824

Liabilities
Current liabilities
Accounts payable and accrued liabilities	294,240	86,010
Deferred revenue	266,462	10,650
Loans payable	41,725	41,927
Convertible note and interest payable	-	1,348,084
Government grant liability	-	92,697
Derivative liability	-	375,000
Operating leases liabilities	35,948	28,685
Total current liabilities	638,375	1,983,053

Loans payable	42,001	84,131
Operating leases liabilities	94,172	119,950
Total liabilities	774,548	2,187,134

Shareholder’s deficit
Common shares, unlimited shares authorized, 17,930,465 shares outstanding as of April 30, 2025 and 17,248,647 shares outstanding as of April 30, 2024, no par value	-	-
Additional paid in capital	9,641,601	8,141,601
Accumulated other comprehensive loss	(153,001)	(158,657)
Accumulated deficit	(9,526,038)	(9,167,254)
Total shareholders deficit	(37,438)	(1,184,310)
Total liabilities and shareholders deficit	737,110	1,002,824

	October 31,	April 30,
	2025	2025
	$	$
Assets
Current assets
Cash	376,080	291,077
Accounts receivables	134,649	115,374
Inventories	52,151	60,275
Prepaids and deposits	91,433	45,754
Total current assets	654,313	512,480

Property and equipment	82,082	92,102
Operating lease right of use assets	112,833	132,528
Total assets	849,228	737,110

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,215,371	294,240
Deferred revenue	151,650	266,462
Loans payable	40,113	41,725
Convertible note subscription payable	150,000	-
Operating leases liabilities	35,422	35,948
Total current liabilities	1,592,556	638,375

Loans payable	101,880	42,001
Operating leases liabilities	75,413	94,172
Total liabilities	1,769,849	774,548

Shareholder’s deficit
Common shares, unlimited shares authorized, 17,930,465 shares outstanding as of April 30, 2025 and 20,025,703 shares outstanding as of October 31, 2025, no par value	-	-
Additional paid in capital	9,391,601	9,641,601
Accumulated other comprehensive loss	(147,033)	(153,001)
Accumulated deficit	(10,165,189)	(9,526,038)
Total shareholders deficit	(920,621)	(37,438)
Total liabilities and shareholders deficit	849,228	737,110

Consolidated Statements of Cash Flows

	Year ended April 30, 2025	Year ended April 30, 2024
	$	$
Operating activities
Net loss	(358,784)	(2,682,527)
Items not involving cash
Gain on extinguishment of convertible note	(572,791)	-
Depreciation of property and equipment	45,216	46,261
Amortization of operating right-of-use assets	33,853	64,513
Foreign exchange	3,022	958
Operating lease expenses accretion	11,092	12,212
Accrued interest expense	349,707	223,084
	(488,685)	(2,335,499)
Changes in non-cash working capital
Accounts receivables	223,857	(106,761)
Inventories	(29,386)	1,944
Prepaid and deposits	(11,968)	(27,399)
Deferred revenue	253,514	(161,708)
Operating lease liabilities	(44,143)	(36,610)
Government grant liability	(91,407)	94,363
Accounts payable and accrued liabilities	206,726	(142,400)
	18,508	(2,714,070)
Investing activities
Purchase of property and equipment	(375)	(50,538)
	(375)	(50,538)
Financing activities
Payment for finance lease	-	(25,834)
Payment for vehicle loan	-	(6,901)
Payment for loans	(41,927)	(42,497)
Proceeds from convertible notes	-	1,500,000
	(41,927)	1,424,768
Effect of exchange rate changes	8,124	4,541
(Decrease) in cash	(15,670)	(1,335,299)
Cash, beginning of year	306,747	1,642,046
Cash, end of year	291,077	306,747

	6 months ended October 31, 2025	6 months ended October 31, 2024
	$	$
Operating activities
Net loss	(639,151)	(493,045)
Items not involving cash
Depreciation of property and equipment	22,050	22,867
Amortization of operating right-of-use assets	18,024	16,903
Operating lease expenses accretion	-	16,518
Accrued interest expense	4,640	290,418
	(594,437)	(146,338)
Changes in non-cash working capital
Accounts receivables	(17,459)	(61,252)
Inventories	8,797	11,603
Prepaid and deposits	(44,384)	(11,110)
Deferred revenue	(116,593)	236,742
Operating lease liabilities	(22,283)	(39,015)
Government grant liability	-	(93,170)
Accounts payable and accrued liabilities	66,169	50,648
	(720,190)	(51,892)
Investing activities
Option investment	(900,000)	-
Purchase of property and equipment	(13,248)	(370)
	(913,248)	(370)
Financing activities
Payment for loans	(21,087)	(21,291)
Proceeds from loan	80,050	-
Received for shares issued	1,500,000	-
Proceeds from convertible note subscriptions	150,000	-
	1,708,963	(21,291)
Effect of exchange rate changes	9,478	(2,481)

(Decrease) in cash	85,003	(76,034)
Cash, beginning of period	291,077	306,747
Cash, end of period	376,080	230,713

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. The risks described below are those which the Company and SPAC believe are the material risks that they face. Additional risks not presently known to them or which they currently consider immaterial may also have an adverse effect on them or the combined company following the Business Combination Agreement. Some statements in this proxy statement/prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Company’s Business and Industry

Marine Thinking is an early-stage company with a history of modest scale, and it expects to incur significant expenses for the foreseeable future.

Marine Thinking operates in an emerging market for autonomy-enabled and assisted-navigation marine systems, where commercialization is at an early stage and regulatory pathways are still evolving. While Marine Thinking has achieved pilot deployments and revenues, it may continue incurring operating expenses that may exceed revenues for a sustained period. Marine Thinking’s potential profitability depends on broader adoption of its autonomy and intelligent-control platform across multiple vessel classes, geographies and customer segments, which may not occur on the timeline or to the extent anticipated. There can be no assurance that Marine Thinking will achieve sustained profitability.

Marine Thinking expects its expenses to increase in the future as the company continues to develop and bring its autonomy systems to market. This includes ongoing work on the Marine Tensor™ platform and related technologies for different types of vessels and navigation needs. The company plans to expand partnerships with engine manufacturers, boat builders, and electronics suppliers to support supply, co-development, and manufacturing. As production scales up, Marine Thinking may outsource some manufacturing and testing to qualified partners to increase system assembly and integration capacity. The company will also maintain larger inventories of sensors, computing modules, and control components to meet delivery schedules and customer service needs.

To support deployed systems, Marine Thinking will grow its field support team, keep more spare parts on hand, and build out long-term service and maintenance programs. The company will manufacture and organize autonomy and control system kits ahead of deployments and pilot projects. Sales and marketing activities will increase, with more investment in sales infrastructure, distribution channels, and marketing efforts across North America, Europe, and Asia, including participation in trade shows and partner-led pilot programs.

Additionally, Marine Thinking will further develop its cloud-based services, such as remote monitoring, data transfer, over-the-air updates, and subscription features like assisted navigation and collision avoidance. The company will continue to test and validate system safety and reliability through lab and on-water trials. Investments in technology infrastructure and cybersecurity will also increase, with a focus on cloud architecture, data protection, secure communications, and software release controls. Finally, as the company grows, it will expand its general and administrative functions to support growth and meet potential public company requirements, including compliance, finance, and legal needs.

Because Marine Thinking will incur costs and expenses from these efforts before realizing commensurate revenues, losses in future periods could be significant. In addition, these initiatives may prove more costly or slower to translate into revenue than currently anticipated, which would further increase losses and delay profitability.

Marine Thinking may identify material weaknesses in internal control over financial reporting, which could adversely affect its ability to report results of operations and financial condition accurately and in a timely manner.

Management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with applicable accounting standards. As an early-stage private company preparing for potential public-company requirements, Marine Thinking may identify material weaknesses or significant deficiencies in its internal controls, and there is a reasonable possibility that a material misstatement of annual or interim financial statements may not be prevented or detected on a timely basis.

Marine Thinking’s current cash management and accounting processes include centralized oversight, daily cash monitoring through banking platforms, dual approvals for large disbursements, and bookkeeping and controls under CFO supervision. As the Company grows in scale and complexity—introducing new revenue models, multi-jurisdiction operations, partner integrations and subscription services—its existing processes may not be sufficient to ensure timely and accurate financial reporting without further enhancements and dedicated resources.

To strengthen internal controls, Marine Thinking plans to:

●	Enhance technical accounting capacity: Augment finance staff and engage external professional advisors to support financial close, technical accounting interpretations, financial statement preparation and audits.

●	Implement or upgrade ERP and control tooling: Evaluate and, if appropriate, implement an enterprise resource planning system to standardize workflows, approvals and audit trails across procurement, inventory, revenue recognition and project accounting.

●	Formalize policies and procedures: Expand documented accounting policies, revenue-recognition methodologies, contract and milestone tracking procedures and segregation of duties.

●	Increase compliance and oversight: Strengthen governance, board-level audit oversight and periodic internal reviews; improve data access controls, change management and release procedures for financial systems.

Marine Thinking expects to incur ongoing significant costs to meet corporate governance provisions applicable to public companies, including those related to internal control obligations, disclosure controls, and any stock exchange and securities regulatory requirements that may apply in the future. These compliance activities will require substantial time and expense.

While Marine Thinking believes these actions will enhance its internal control environment, there can be no assurance that such measures will fully remediate any identified deficiencies, that additional material weaknesses will not be discovered in the future, or that controls will prevent or detect all errors or irregularities. Any failure to implement and maintain effective internal control over financial reporting could result in errors requiring restatement, delays in filing financial statements, regulatory scrutiny or sanctions, and a loss of investor confidence, each of which could have a material adverse effect on Marine Thinking’s business and operations.

Marine Thinking derives a substantial portion of its revenue from a limited number of customers, including government and research entities, and this concentration exposes the Company to procurement, budgetary and compliance risks.

Marine Thinking’s current revenue base is concentrated among a relatively small number of customers, with a meaningful portion of early sales coming from Canadian federal, provincial and municipal government departments, national research institutions and marine-surveying and workboat operators. Sales to public-sector customers and research programs are subject to competitive procurement processes, extended sales cycles and significant upfront time and expense with no assurance of award. Awards may be subject to protests, disputes or appeals, and government funding cycles, budgetary constraints or changes in procurement priorities could reduce demand for the Company’s products or delay payments. Government contracts frequently include termination, audit, refund and compliance provisions; failure by Marine Thinking or its partners to comply with applicable contractual or regulatory requirements could result in contract termination, financial penalties, refund obligations, suspension or debarment from future government procurement, any of which could materially and adversely affect the Company’s business, prospects, financial condition and results of operations.

If Marine Thinking does not effectively manage its planned growth, the Company may be unable to design, develop, manufacture, market and support new generations of its autonomy systems.

Marine Thinking intends to expand engineering, product, manufacturing, sales and service capabilities to support commercialization and broader market adoption. This expansion is expected to include recruiting and training additional personnel, implementing enterprise resource planning and project-tracking systems, establishing or expanding relationships with design-for-manufacturing and contract manufacturing partners, and building out sales, customer service and maintenance infrastructures. The Company’s ability to execute these plans depends on its capacity to attract, integrate and retain qualified personnel and partners. Competition for experienced AI, marine-systems and embedded-systems talent is intense, and suitable candidates may be limited. Failure to hire, train or retain the necessary personnel or to manage partner relationships effectively could delay product development, increase costs, impair product quality or limit the Company’s ability to scale, any of which could materially and adversely affect Marine Thinking’s business, prospects, financial condition and operating results.

Marine Thinking’s financial and operating projections are based on assumptions that may prove incorrect, and actual results could differ materially from forecasts.

The Company’s forward-looking financial and operational plans reflect assumptions about product development timelines, customer demand, pricing, manufacturing costs, component availability, sales cycles, subscription uptake, utilization rates and the timing of regulatory approvals. Given Marine Thinking’s current stage of commercialization and the early-stage nature of the marine autonomy market, many of these assumptions are inherently uncertain. If actual market conditions, technical performance, customer acceptance, supply availability or other factors differ from management’s assumptions, the Company’s revenues, margins and cash-flow projections may be materially and adversely affected. Investors should not place undue reliance on the Company’s projections, which are subject to significant uncertainties and contingencies beyond the Company’s control.

Marine Thinking relies on third-party suppliers and manufacturers for key components and certain manufacturing activities, and disruptions or failures by those parties could delay or impair commercialization.

The Company sources marine-grade sensors (including sonar), general-purpose and edge computing modules, propulsion interfaces and other components from multiple global suppliers and collaborates with external partners for certain manufacturing, assembly and testing activities. Identified partners and suppliers include, among others, Acel Power Inc., Fuber, ePropulsion (propulsion/electronic control interfaces), XCraft Motors and other vessel builders (integration and co-development), Norbit and Cerulean (sonar and sensing), Haice Shenzhen (hardware production, supply-chain management and outsourced subsystems), Blue Robotics, Zodiac and Highfield (hulls and small-craft suppliers), and cloud/compute providers such as AWS, Microsoft Azure and NVIDIA. Dependence on third-party manufacturers and suppliers exposes Marine Thinking to risks including supplier noncompliance with quality or regulatory standards, breaches of supply agreements, failure to meet specifications or delivery schedules, supply shortages, price increases, misappropriation of proprietary information and termination of supplier relationships. Although the Company maintains supplier evaluation, benchmarking, pilot-integration and ongoing performance monitoring processes, replacement of a key supplier or manufacturer could be time-consuming and costly and could adversely affect product availability, production schedules, margins and customer relationships.

The timing of commercial launches and broader market adoption of autonomy-ready vessels may be delayed, which would postpone expected revenue streams.

Marine Thinking’s commercialization strategy relies on pilot deployments, OEM and vessel-builder integrations, concept vessels and marina partnerships to drive adoption of its Marine Tensor™ platform and related services. Commercial launch timelines and the transition from pilot projects to recurring subscription or fleet deployments may be delayed by factors such as talent shortages, supply-chain constraints, component redesigns, manufacturing or testing delays, protracted partner negotiations, extended customer acceptance testing, and evolving regulatory requirements for crewed and uncrewed operations. Any such delays could postpone the generation of anticipated hardware sales, subscription revenues and service income, and could materially and adversely affect the Company’s financial condition and prospects.

Marine Thinking has limited experience in large-scale commercialization and may face challenges in scaling operations efficiently.

While the Company has conducted multi-year R&D and pilot deployments across a range of vessel classes and environments, it has limited experience commercializing its systems at scale. Scaling requires substantial investment in sales, training, customer support, maintenance networks and operational processes. Marine Thinking’s current workforce is compact and highly technical. If Marine Thinking is unable to build and operate the necessary commercial, service and support functions effectively, or if it expands staffing or infrastructure in a manner that weakens operational execution or increases costs disproportionately, the Company’s ability to penetrate new markets and retain customers could be impaired.

Marine Thinking’s business requires significant capital, and future financing may dilute existing shareholders or impose restrictive covenants.

The Company expects to continue investing in research and development, product commercialization, manufacturing readiness, marketing and international expansion. These activities will require capital, and Marine Thinking may need to raise additional funds through equity or debt financings. Additional equity financing would dilute existing shareholders’ ownership interests; debt financing could impose covenants that restrict the Company’s operations or increase fixed obligations. Financing may not be available on acceptable terms or at all. If the Company cannot obtain adequate financing when needed, it may be required to delay, scale back or abandon certain initiatives, any of which could materially and adversely affect its business, prospects and financial condition.

If Marine Thinking cannot obtain additional funding when required, its operations and prospects could be materially harmed.

As of the date of this prospectus, Marine Thinking has funded operations through a combination of government grants and contracts, customer revenues, equity and debt facilities, and has access to government-backed programs (including interest-free loan programs) that have supported early commercialization phases. If the Company is unable to secure sufficient capital in the future to support continued product development, manufacturing scale-up, marketing and working capital needs, it may be forced to reduce spending, delay commercialization, curtail growth initiatives or otherwise alter its business plan. Such actions could materially impair the Company’s ability to execute its strategy and could raise substantial doubt about its ability to continue as a going concern.

The benefits of Marine Thinking’s products to customers and projected return on investment have not been substantiated through long-term commercial trials.

Marine Thinking has completed design verification, bench testing, on-water validation and beta/field validation of its products and systems, and it has conducted pilot deployments with government departments, research partners and commercial operators. These activities have produced telemetry, fault logs and iterative product improvements; however, Marine Thinking has not yet completed long-term, large-scale commercial trials across multiple customer fleets that would fully substantiate long-term operational performance, total cost of ownership or return on investment under a broad set of commercial operating conditions. There can be no assurance that deployed units will deliver the expected operational benefits or cost savings for all customers or that performance will be consistent across different vessel types, operating environments or third-party integrations. Any failure of Marine Thinking’s hardware, firmware or software to perform as expected could harm the Company’s reputation, result in adverse publicity, lost revenue, delivery delays, warranty claims or increased service costs and could have a material adverse effect on the Company’s business, prospects, financial condition and operating results. In addition, problems experienced by other participants in the marine autonomy market could negatively affect customer perception and demand for Marine Thinking’s products.

Marine Thinking’s recurring-revenue and subscription offerings are under development and may not achieve commercial acceptance.

Marine Thinking is developing cloud-based monitoring, over-the-air update capabilities and subscription features for the Marine Tensor™ platform and related services, but its current revenue mix remains driven primarily by product sales, pilot projects and government-sponsored programs rather than recurring subscription revenue. There are no material, long-term commercial subscription contracts that currently constitute a primary revenue stream. The Company’s ability to derive material recurring revenue will depend on successful commercialization of its cloud and service offerings and on customers’ willingness to adopt subscription models. If customers do not perceive sufficient value in subscription or service offerings, or if the Company is unable to convert pilot deployments into ongoing paid subscriptions, Marine Thinking may not achieve the anticipated revenue diversification or margin benefits from recurring services.

Marine Thinking may fail to attract or retain customers at the rates necessary to achieve projected growth.

Marine Thinking has engaged with government agencies, research institutions and commercial operators through pilots and early deployments and has increased its customer base in recent periods. Converting pilots and early deployments into repeat customers, larger fleet deployments or multi-year service contracts requires successful customer acceptance, satisfactory field performance, effective sales and support operations and commercially acceptable contract terms. Customer retention and expansion depend on product performance, the effectiveness of customer service and maintenance operations (which may be provided internally and through third-party service providers), and the Company’s ability to meet customers’ procurement and operational requirements. If Marine Thinking cannot attract new customers or retain existing customers, or if customers do not purchase additional units or renew service agreements, the Company’s revenue growth, prospects and financial condition could be materially and adversely affected.

Customer adoption may be delayed or limited by resistance to new autonomous and assisted-navigation technologies.

Marine Thinking’s products are designed to reduce operating costs and support safer, more efficient vessel operations through autonomy-enabling hardware and software. Adoption of autonomy and semi-autonomous systems can be affected by customer confidence, operational conservatism, regulatory constraints and crew or operator acceptance. Marine Thinking invests time and resources in beta units, on-water validation and partner trials to demonstrate system reliability and operational value. Nonetheless, customers or their personnel may resist or delay adoption for reasons that include lack of familiarity with autonomous systems, operational risk aversion, regulatory uncertainty or internal procurement priorities. Delays or resistance in customer adoption could materially and adversely affect the Company’s ability to scale sales and achieve projected revenues.

Marine Thinking’s near-term revenue will be concentrated in a limited number of product models and product lines.

Marine Thinking’s commercial product portfolio currently centers on core offerings such as the Blue Boat and the Marine Tensor™ platform and associated integrations. For the foreseeable future, revenue growth will be driven primarily by these product lines and related integration and services work. If one or more of these product models fail to meet customer expectations, cannot be manufactured or delivered on projected timelines, or cannot be produced at targeted cost and volume levels, the Company’s future sales and operating results could be materially and adversely affected.

Marine Thinking must continue to develop and enhance its products and services through research and development.

Marine Thinking’s commercialization plans require ongoing R&D to refine hardware, firmware, perception models and cloud services and to respond to customer feedback gathered during pilot and field deployments. Continued product evolution depends on the Company’s ability to attract and retain qualified engineering and technical personnel, to incorporate industry-specific features requested by customers, to produce products at acceptable quality and scale, to protect its intellectual property, and to demonstrate cost savings and operational efficacy to customers. The Company has invested in R&D historically and expects to continue doing so; however, there can be no assurance that future R&D efforts will result in commercially successful product enhancements or that such enhancements will be delivered within expected timelines or budgets.

Defects, software errors or manufacturing issues could result in product recalls, warranty costs, liability claims and reputational harm.

Marine Thinking’s products incorporate sophisticated hardware and software. Despite the Company’s testing and QC procedures (including incoming inspection, in-process checks, end-of-line testing and CI/CD automated testing for software), manufacturing or design defects, software errors, connectivity issues, operator misuse or inadequate maintenance could lead to operational failures, safety incidents, product recalls, increased warranty and service costs, product liability claims and reputational damage. Marine Thinking has addressed minor customer issues through firmware updates and component replacement under warranty, and it maintains equipment insurance; however, insurance coverage is subject to deductibles and limits and may not be adequate to cover future claims. If Marine Thinking experiences significant product failures or liability claims, the Company could incur substantial costs and its business, prospects, financial condition and operating results could be materially and adversely affected.

Even if Marine Thinking’s products perform properly and are used as intended, if operators sustain any injuries while using Marine Thinking’s products, Marine Thinking could be exposed to liability and its results of operations, financial condition and reputation may be adversely affected.

Marine Thinking’s products incorporate complex hardware, embedded firmware and cloud-connected software and must be used as designed and maintained in accordance with the Company’s instructions, training materials and safety protocols in order to operate safely and effectively. Marine Thinking provides operator training, customer support, warranty service and maintenance guidance as part of pilot deployments and early commercial engagements, and the Company has remediated certain customer-reported issues through firmware updates and component replacement under warranty. Nevertheless, Marine Thinking cannot be certain that its products will always be used as designed and intended or that it can predict every way in which use or misuse of the products could lead to injury or property damage, and its training resources may not prevent all incidents. If operators were to sustain injuries or cause property damage while using Marine Thinking’s products, whether in a manner consistent with the Company’s training and instructions or otherwise, Marine Thinking could be exposed to product liability claims, legal defense costs, regulatory inquiries, adverse publicity and reputational harm.

Marine Thinking has limited experience maintaining or servicing its products at a large commercial scale.

Under any subscription, service contract or warranty model under which Marine Thinking retains responsibility for maintenance and servicing of units, the Company would be required to provide or coordinate maintenance and servicing at scale. Marine Thinking currently supports pilots and early deployments with field engineers, remote support and warranty repairs, but it has limited track record of providing maintenance and servicing on a global commercial scale. The Company may elect to partner with third-party service providers to perform some or all servicing and maintenance, and identified manufacturing and integration partners perform certain assembly and integration activities; however, such third-party providers will initially have limited experience servicing Marine Thinking’s specific systems. If Marine Thinking is unable to enter into acceptable arrangements with third-party service providers, or elects to provide services directly, it would need to increase capital expenditures and personnel to build a larger service organization and to recruit and train field technicians with the necessary knowledge and experience. Delays in implementing a scalable maintenance and servicing infrastructure could constrain the Company’s ability to convert pilots into recurring service contracts or subscription arrangements and could materially delay expected service-based revenue.

There can be no assurance that Marine Thinking’s service and maintenance arrangements will adequately address customers’ service requirements or that Marine Thinking and its servicing partners will have sufficient resources, experience or inventory to meet service demands in a timely manner as the volume of deployed systems increases.

Even if Marine Thinking and its partners have the necessary resources and experience, they may not adequately service or maintain the units. If Marine Thinking is unable to, directly or through third-party partners, roll out and establish a widespread service network, including on-site services, customer satisfaction could be adversely affected, which in turn could materially and adversely affect the Company’s reputation, sales, results of operations and prospects.

Marine Thinking’s customers will depend on the Company’s customer support team and service partners to resolve technical and operational issues relating to the integrated hardware and software underlying its systems. In addition, any subscription or service model will require Marine Thinking to cover costs relating to servicing and maintenance of the systems.

Customer behavior and usage may result in higher than expected maintenance and repair costs. Moreover, if customers do not pay subscription or service fees while units are out of service, there could be an adverse impact on Marine Thinking’s financial condition and operating results.

As Marine Thinking continues to grow, additional pressure may be placed on its customer support team and service partners, and the Company may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support.

Marine Thinking may also be unable to modify the scope and delivery of its technical support to match changes in the technical support offered by competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect operating results. If Marine Thinking is unable to successfully address the service requirements of its customers or establish a market perception that it maintains high-quality support, the Company may be subject to claims from customers, including loss of revenue or damages, and its business, prospects, financial condition and operating results may be materially and adversely affected.

Marine Thinking’s ability to manufacture products of sufficient quality on schedule is unproven at commercial scale, and delays in the design, production and launch of its products could harm its business, prospects, financial condition and operating results.

Marine Thinking’s future business depends in large part on its ability to execute plans to design, develop, manufacture, market, deploy and service its products. The Company intends to rely on third-party suppliers and contract manufacturers for certain subsystems and for assembly, integration and testing of finished units. While outsourcing may reduce certain fixed costs, it also reduces Marine Thinking’s direct control over production and manufacturing. Such diminished control may adversely affect the quality or quantity of units produced or the Company’s flexibility to respond to changing conditions.

Marine Thinking also engages third-party vendors and service providers to engineer, design and test critical systems and components.

While leveraging external expertise can enhance innovation, accelerate development timelines, and provide access to specialized skills and technologies, reliance on third parties introduces several risks. There can be no assurance that these vendors and service providers will develop systems and components in accordance with Marine Thinking’s technical specifications, quality standards, or performance requirements.

Delays, defects, or failures in the delivery of these systems and components could adversely affect Marine Thinking’s ability to meet program deadlines, fulfill customer commitments, or achieve planned product launches. In addition, third-party vendors may experience resource constraints, supply chain disruptions, or operational challenges that are outside of Marine Thinking’s control. Any such issues could result in increased costs, reputational harm, or the need to identify and qualify alternative suppliers, which may further delay development and deployment schedules.

Furthermore, contractual arrangements with third-party vendors may not fully protect Marine Thinking against intellectual property risks, confidentiality breaches, or liability for defective products. The Company’s ability to monitor, manage, and enforce performance standards with external partners may be limited, and any failure by third-party vendors to comply with contractual obligations could have a material adverse effect on Marine Thinking’s business, financial condition, and results of operations.

Marine Thinking is or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities or form strategic relationships in the future.

Marine Thinking may seek to enter into strategic alliances, joint ventures, minority equity investments, acquisitions, collaborations and in-license arrangements. There is no guarantee that any such partnerships or acquisitions would lead to binding agreements or lasting, successful business relationships. If any of these relationships are established, they may subject Marine Thinking to risks associated with sharing proprietary information, non-performance by third parties and increased expenses in establishing new relationships, any of which may materially and adversely affect the Company’s business. Marine Thinking may have limited ability to monitor or control the actions of third parties and, to the extent any strategic partner suffers negative publicity or reputational harm, Marine Thinking may also suffer negative publicity by virtue of its association with that third party.

Strategic business relationships will be an important factor in Marine Thinking’s growth and success. However, there can be no assurance that the Company will be able to identify or secure suitable business relationship opportunities in the future or that competitors will not capitalize on such opportunities first.

Identifying and negotiating such opportunities could require substantial management time and resources and involve significant costs and uncertainties. If Marine Thinking is unable to successfully source and execute strategic relationship opportunities, its overall growth could be impaired and its business, prospects, financial condition and operating results could be materially and adversely affected.

Marine Thinking may become subject to new or changing international, federal, provincial and local regulations relating to the design, manufacturing, marketing, distribution, servicing or use of its products, and a failure to comply with such regulations could lead to withdrawal or recall of Marine Thinking’s products from the market, delay Marine Thinking’s projected revenues, increase costs, or make Marine Thinking’s business unviable if it is unable to modify its products to comply.

Marine Thinking monitors regulatory developments that affect crewed and uncrewed vessel operations and product safety and has engaged with applicable certification and approval processes in jurisdictions where it operates. The Company’s products and services are subject to laws and regulations governing vessel safety, navigation, communications, environmental protection and equipment certification. Compliance obligations can require product redesigns, additional testing, operational restrictions, approvals or certifications and changes to labeling, documentation or training. Capital and operating expenditures required to achieve or maintain regulatory compliance can be significant. Failure to comply with applicable laws or regulatory requirements could result in fines, penalties, third-party damages, suspension of sales, product withdrawal or recall, or other enforcement actions that could materially and adversely affect Marine Thinking’s revenues, financial condition and prospects.

Failure to comply with governmental regulation could materially affect Marine Thinking’s operations.

Marine Thinking operates in a highly regulated industry, both within Canada and internationally. Government regulation, such as international conventions, federal, provincial and local laws and regulations in jurisdictions where Marine Thinking’s vessels operate or are registered, have a significant impact on its business. These regulations relate to worker health and safety, the manning, construction and operation of vessels and other aspects of environmental protection. Changes to any of the laws, regulations, rules or policies respecting the provision of Marine Thinking’s services could have a significant impact on its business and there can be no assurance that the Company will be able to comply with any future laws, regulations, rules and policies. Failure by Marine Thinking to comply with applicable laws, regulations, rules or policies may subject it to revocation of licenses or to civil or regulatory proceedings, including fines, injunctions, recalls or seizures, which may have a material adverse effect on Marine Thinking’s financial condition and results of operations.

Marine Thinking also relies on licenses, permits and various other approvals issued by governmental and regulatory authorities in order to permit the Company to provide certain marine services. Any failure to renew Marine Thinking’s licenses, permits or approvals or any material alteration to the terms of such licenses, permits or approvals may have a material adverse effect on the Company’s financial condition and results of operations.

Environmental, safety and other laws and regulations could increase the cost of doing business or restrict Marine Thinking’s ability to conduct its business.

Marine Thinking is subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. If the Company is unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, its business, financial condition, results of operations and cash flows could be materially adversely affected. Marine Thinking’s failure to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations. In addition, the failure of any of the Company’s customers to obtain necessary environmental approvals, including the completion of any necessary environmental impact assessments, could delay the commencement of new projects and, as a result, Marine Thinking’s employment for such projects. Future events such as any changes in environmental or other laws and regulations, including any new legislation, or any change in interpretation or enforcement of laws and regulations, may give rise to additional expenditures or liabilities. These events could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Enhanced United States tax, tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions, financial markets and our business.

There is currently significant uncertainty about the future relationship between the United States and various other countries, including Canada and the European Union with respect to trade policies, treaties, tariffs and customs duties, and taxes. In 2019, the U.S. administration imposed significant changes to U.S. trade policy with respect to China. The amount of the import tariff and the number of products subject to tariffs have changed numerous times based on action by the U.S. administration. We are addressing the risks related to these imposed and announced tariffs, which have affected, or have the potential to affect, at least some of our imports from China.

Some of our supplies that are not manufactured in China may contain subcomponents made in China that could also be subject to increased tariffs. If tariffs, trade restrictions, or trade barriers are expanded or interpreted by a court or governmental agency to apply to more of our products, then our exposure to future taxes and duties on such imported products and components could be significant and could have a material effect on our financial results. If our products are deemed to be subject to additional duties and taxes as determined by a court or governmental agency, we may suffer additional hardware revenue margin erosion or be required to raise our prices on imported products. There can be no assurance that we will not experience a disruption in our business or harm to our financial condition related to these or other changes in trade practices, and any changes to our operations or our sourcing strategy in order to mitigate any such tariff costs could be complicated, time-consuming, and costly. Furthermore, our business may be adversely affected by retaliatory trade measures taken by China and other countries, which could materially harm our business, financial condition and results of operations. Trade barriers, or the perception that any of them could be imposed, may have a negative effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between these nations and the United States. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Patent litigation or other litigation in connection with our intellectual property rights may lead to publicity that may harm our reputation and the value of our common stock may decline.

During the course of any patent litigation, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the value of our common stock may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

From time to time, we may receive notice that others have infringed on our proprietary rights or that we have infringed on the intellectual property rights of others. There can be no assurance that infringement or invalidity claims will not materially adversely affect our business, financial condition or results of operations. Regardless of the validity or the success of the assertion of claims, we could incur significant costs and diversion of resources in protecting or defending against claims, which could have a material adverse effect on our business, financial condition or results of operations. We may not have the funds or resources available to protect our intellectual property.

Marine Thinking may experience significant delays in the design, development, production and commercial launch of its autonomy systems, which could harm its business, prospects, financial condition and operating results.

Marine Thinking’s product development lifecycle includes iterative hardware, firmware and software development, bench and on-water validation, beta deployments and pilot integrations with customers and partners. The timing of commercial production and deliveries depends on completing development milestones, qualifying suppliers, validating manufacturing processes and satisfying customer acceptance testing. The Company’s disclosures identify factors that have affected or could affect timelines, including recruiting and retaining skilled personnel, securing components and materials from suppliers, completing integration and safety testing, and scaling manufacturing and assembly processes. Delays in any of these areas could postpone commercial launches, reduce near-term revenue, harm the Company’s brand and customer relationships and materially and adversely affect Marine Thinking’s business, prospects, financial condition and operating results.

If Marine Thinking is unable to enter into agreements with third-party manufacturers on acceptable terms, it will need to develop its own manufacturing and production capabilities, which would significantly increase capital expenditures and delay production of Marine Thinking’s systems and could require additional financing that may not be available on acceptable terms.

Developing in-house manufacturing capacity would require investment in facilities, tooling, equipment and personnel and could change the Company’s cost structure and timing for commercialization. If additional financing is required to support such development, there can be no assurance that financing will be available on acceptable terms or at all. Any change to the Company’s manufacturing strategy that increases capital requirements or delays production could adversely affect projected margins, the pricing of subscription or service offerings and Marine Thinking’s overall financial condition.

The period of time from initial design of Marine Thinking’s products to obtaining binding purchase commitments from customers is long, and Marine Thinking is subject to the risk that customers who initially expressed interest during the design phase will not enter into binding commitments.

Marine Thinking’s products integrate complex hardware, perception models and cloud services and are developed in collaboration with pilot customers and research partners. Product designs are influenced by customer feedback gathered during pilots and validation activities. As a result, adapting products to additional industries, vessel classes or customer requirements can require further design, testing and validation. There is a multi-stage process from prototype and pilot to commercial acceptance and binding purchase or service agreements; customers who express interest during early stages may elect not to proceed to binding commitments or may select alternative solutions. Failure to convert early interest into binding orders or service contracts could materially and adversely affect Marine Thinking’s revenue growth and operating results.

Marine Thinking’s business and prospects depend significantly on its ability to build and maintain the Marine Thinking brand, and negative publicity or customer dissatisfaction could materially harm the Company’s reputation and business.

Marine Thinking’s commercial success depends in part on customer acceptance of its products and services and on the Company’s ability to establish and maintain a reputation for reliability, safety and technical support. Promoting and positioning the Marine Thinking brand requires delivering high-quality products, effective customer engagement and consistent service performance. Incidents involving deployed systems, whether or not attributable to the Company, or adverse publicity concerning Marine Thinking or its manufacturing, service or integration partners, could harm perceptions of the brand. Given the prevalence of social and industry media, negative publicity can spread rapidly and affect customer confidence. Any material harm to the Company’s brand or reputation could reduce demand for its products and services and materially and adversely affect Marine Thinking’s business, prospects, financial condition and operating results.

Reliance on third-party manufacturers reduces Marine Thinking’s direct control over the manufacturing process, including quality, product costs and product supply timing, and interruptions or quality issues at third-party manufacturers could delay shipments or otherwise harm the Company’s business.

Marine Thinking sources components and collaborates with external partners for manufacturing, assembly and testing; identified suppliers and partners include Acel Power Inc., Fuber, ePropulsion, XCraft Motors, Norbit, Cerulean, Haice Shenzhen, Blue Robotics, Zodiac and Highfield. Dependence on third parties exposes the Company to risks such as supplier delivery delays, component shortages, capacity constraints and quality control problems. Events such as natural disasters, public-health disruptions, work stoppages, supplier insolvency or other interruptions at a third-party manufacturer could delay Marine Thinking’s ability to ship products to customers and could increase costs or reduce revenue.

If any third-party manufacturers experience financial, operational, manufacturing capacity or component-supply difficulties, or are otherwise unable or unwilling to continue to manufacture Marine Thinking’s products in required volumes or at all, Marine Thinking’s supply may be disrupted, it may be required to seek alternate manufacturers and it may be required to re-design its products, any of which could materially delay deliveries and lead to loss of sales.

Identifying and qualifying alternate manufacturers or redesigning products for different production processes can be time-consuming and costly. Changes in manufacturing partners or product designs could cause interruptions in supply, require additional validation and testing, and delay customer deliveries.

If Marine Thinking is unable to contract with third-party manufacturing partners on acceptable terms, the Company would need to develop its own manufacturing and production capabilities, which would significantly increase capital expenditures and operating expenditures and could materially delay production of its systems.

Developing in-house manufacturing capacity would require investment in facilities, tooling, equipment and personnel and could change the Company’s cost structure and timing for commercialization. If additional financing is required to support such development, there can be no assurance that financing will be available on acceptable terms or at all.

Marine Thinking does not currently have definitive long-form manufacturing agreements to commercially produce its systems at scale and may be unable to enter into such agreements on commercially reasonable terms or at all, which could prevent the Company from implementing its production plans within the anticipated timeframe or at all.

Although the Company is engaged in supplier qualification and partner discussions, there can be no assurance that Marine Thinking will be able to finalize manufacturing agreements on terms acceptable to the Company. The expense and time required to complete any transition and to assure that units manufactured by new partners comply with Marine Thinking’s quality standards and regulatory requirements could be greater than currently anticipated.

Marine Thinking may be unable to adequately control the costs associated with scaling its operations, including costs to develop and produce commercial systems, to establish or expand design, R&D, production, sales and service facilities, and to build the Marine Thinking brand, any of which could materially and adversely affect margins and profitability.

The Company has incurred and expects to continue incurring significant expenses for research and development, procurement, sales, marketing, distribution, warranty and field service as it moves from pilot deployments toward commercial sales and subscription offerings. Marine Thinking expects maintenance, servicing and refurbishment costs to increase as deployed systems age. The Company’s ability to achieve profitability will depend on its ability to complete product development to meet performance targets, to secure manufacturing and service capacity at acceptable cost, to sell systems and services at prices that support expected margins and to control operating costs. If Marine Thinking is unable to design, develop, manufacture, market, deploy, distribute and service its systems in a cost-effective manner, its margins, profitability and prospects could be materially and adversely affected.

Marine Thinking’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.

Marine Thinking’s period-to-period financial results can be affected by the timing and scale of product development activities, pilot deployments, customer acceptance, manufacturing ramp-up and the pace at which the Company expands design, research and development, production, sales and service capabilities. Revenue composition as of the date of this prospectus has included government grants and assistance, customer contract and pilot revenues, and limited product sales; recurring subscription or RaaS revenue has not yet become a material, established revenue stream. Changes in the mix or timing of government assistance, pilot conversions to commercial contracts, product deliveries or service engagements could cause material quarter-to-quarter or year-to-year fluctuations in reported revenue and operating results. As a result, short-term comparisons of Marine Thinking’s financial results may not be meaningful and should not be relied upon as indicators of future performance.

Marine Thinking’s ability to obtain sufficient capital when needed is uncertain and, if additional financing is not available on acceptable terms, the Company may be required to delay or scale back its plans.

As of the date of this prospectus, Marine Thinking has funded operations through government grants and assistance, customer revenues, equity and debt facilities and access to government-backed programs (including an ACOA interest-free loan program) that supported early commercialization phases. For the year ended April 30, 2025, the Company reported government assistance revenue and generated C$18,508 of cash from operating activities and maintained a relatively low long-term debt to asset ratio (approximately 18%). Marine Thinking expects to continue investing in product development, manufacturing readiness, marketing and service capacity as it moves from pilots toward commercial deployments. If the Company cannot obtain additional capital on acceptable terms when needed, it may be required to reduce spending, delay commercialization or scale-up activities, curtail growth initiatives or otherwise modify its business plans, any of which could materially and adversely affect its business, prospects and financial condition.

Marine Thinking has limited operating history at commercial scale and its cost structure and working capital needs may change as it transitions from pilot deployments to broader commercialization.

The Company has conducted design verification, bench testing, on-water validation and pilot deployments with government and research partners and commercial operators, but it has not yet operated high-volume manufacturing or a large-scale service network. As Marine Thinking expands production, establishes service and support capabilities and increases inventory and field spares, its operating costs, working capital requirements and capital expenditures are expected to change. The Company also expects maintenance, servicing and refurbishment costs to increase as deployed systems age. If Marine Thinking is unable to control these costs or to align pricing and service terms with actual operating costs, its margins and profitability could be materially and adversely affected.

Marine Thinking’s ability to manage and control costs associated with manufacturing, service and customer support depends on supplier performance and the successful scaling of third-party manufacturing and service relationships.

Marine Thinking sources components and collaborates with third-party suppliers and contract manufacturers for certain subsystems and for assembly, integration and testing. Identified suppliers and partners include Acel Power Inc., Fuber, ePropulsion, XCraft Motors, Norbit, Cerulean, Haice Shenzhen, Blue Robotics, Zodiac and Highfield. The Company performs incoming inspection, in-process checks and end-of-line testing and applies software development controls such as Git version control and CI/CD automated testing. Nevertheless, supplier delivery schedules, component availability, quality control as production scales and third-party service performance will affect Marine Thinking’s ability to control costs and meet customer delivery schedules. Material increases in procurement, manufacturing, warranty or field-service costs could materially and adversely affect the Company’s operating results and cash flows.

Marine Thinking’s period from initial product design to binding customer commitments can be lengthy, and customers who express interest during early stages may not enter into binding purchase or service agreements.

Marine Thinking develops products in collaboration with pilot customers and research partners and incorporates customer feedback into product iterations. Moving from prototype and pilot to commercial acceptance and binding purchase or service agreements requires additional design, testing, integration and validation. There is a risk that customers who express interest during early development stages may elect not to proceed to binding commitments or may select alternative solutions. Failure to convert early interest into binding orders or service contracts could materially and adversely affect Marine Thinking’s revenue growth and operating results.

Marine Thinking’s ability to realize expected revenue and control liability under subscription or service models depends on establishing effective customer screening, contractual terms and operational controls.

Marine Thinking is developing subscription and service offerings that would require the Company to manage operational risk, maintenance obligations and insurance exposure while units are deployed with customers. Realizing expected revenue and controlling liability under such models depends on establishing customer screening criteria, contractual terms, operational limits and pricing that reflect usage risk and service costs. The Company may rely on third-party service providers, insurers or advisors to develop screening and underwriting criteria. Changes in legal, insurance or lender requirements could necessitate adjustments to screening criteria or service terms. Balancing effective risk screening with the need to attract customers across industry segments is an operational consideration for the Company.

Marine Thinking’s business and prospects depend significantly on its ability to build and maintain the Marine Thinking brand, and negative publicity or customer dissatisfaction could materially harm the Company’s reputation and business.

Marine Thinking’s commercial success depends in part on customer acceptance of its products and services and on the Company’s ability to establish and maintain a reputation for reliability, safety and technical support. Incidents involving deployed systems, whether or not attributable to the Company, or adverse publicity concerning Marine Thinking or its manufacturing, service or integration partners, could harm perceptions of the brand. Any material harm to the Company’s brand or reputation could reduce demand for its products and services and materially and adversely affect Marine Thinking’s business, prospects, financial condition and operating results.

Marine Thinking is subject to cybersecurity risks to its operational systems, facility security systems, infrastructure, integrated software in its products and data processed by Marine Thinking or third-party vendors.

Marine Thinking collects, stores, processes and transmits telemetry, diagnostic, operational and certain personal data in connection with its pilot deployments, customer integrations and internal operations. The Company’s products combine embedded firmware, cloud-connected software and third-party components and rely on cloud and compute providers for data processing and storage. Marine Thinking’s systems and those of its third-party vendors and suppliers may be targeted by cyberattacks, ransomware, denial-of-service attacks, social engineering, insider misuse or other security incidents. Because techniques used to obtain unauthorized access or to sabotage information systems evolve rapidly, Marine Thinking may be unable to anticipate or prevent all attacks, detect breaches promptly, or remediate incidents without disruption. Any successful attack or other security incident could materially disrupt the Company’s operational systems, result in loss or unauthorized disclosure of proprietary information or customer data, compromise the performance of in-product software, jeopardize facility security or otherwise harm the Company’s reputation and business.

Marine Thinking’s planned product services and functionality that utilize data connectivity to monitor performance, enable diagnostics and support preventative maintenance depend on the continued operation and security of information technology and communications systems.

Marine Thinking intends to use logged unit data and remote connectivity to support diagnostics, over-the-air updates and servicing workflows that aid maintenance and performance improvements. The availability and effectiveness of these services depend on the continued operation and security of the Company’s IT, communications and cloud systems and those of its third-party providers. Disruptions or breaches affecting these systems could impair Marine Thinking’s ability to deliver monitoring, update or service functionality, increase unit maintenance and data-handling costs, require changes to data-use policies, or reduce customer acceptance of connected services.

Although Marine Thinking is implementing systems and processes designed to protect its data and systems, these measures cannot guarantee security and employee error, malfeasance or third-party vulnerabilities could result in actual or perceived privacy or security breaches.

Marine Thinking applies software development controls, CI/CD automated testing and hardware quality checks and engages third-party partners for cloud, compute and component supply; nevertheless, human error, insider actions, misconfiguration, or vulnerabilities in third-party systems could lead to unauthorized access to sensitive or proprietary data, including telemetry, customer or employee information. Any actual or perceived breach could require significant remediation costs, trigger regulatory inquiries, lead to claims or litigation, damage customer relationships and harm the Company’s reputation.

The implementation, expansion and updating of Marine Thinking’s internal IT, enterprise resource planning and operational systems involve inherent risks that could disrupt data management, procurement, production execution, finance, supply chain and sales and service processes.

Marine Thinking is implementing systems and controls to support financial reporting, inventory management and operational workflows as it scales beyond pilots. If these systems, or the systems of third-party vendors on which the Company relies, are not effectively implemented, maintained or expanded as planned, Marine Thinking’s ability to manage inventory and parts, procure supplies, manufacture, deploy and service units, protect intellectual property, or comply with contractual and regulatory obligations could be impaired. Such disruptions could also give rise to deficiencies in internal control over financial reporting and could require the Company to expend significant resources to correct or replace affected systems.

Any actual or perceived security breach, systems outage or other disruption to systems used in Marine Thinking’s business, or any security incident affecting entities with which Marine Thinking shares data, could interrupt operations, result in loss or improper access to data, harm the Company’s reputation and competitive position, reduce demand for its products, damage relationships with customers and partners, or result in claims, regulatory investigations and significant legal, regulatory and financial exposure.

Marine Thinking expects to incur costs to detect, prevent and remediate privacy and security incidents and to enhance its security posture. A material security incident or the perception that Marine Thinking’s security measures are inadequate could lead to loss of confidence among customers, partners and other stakeholders and could materially and adversely affect the Company’s business, financial condition and operating results.

Marine Thinking is subject to anti-corruption, anti-bribery and anti-money-laundering laws and regulations in jurisdictions where it operates, and violations of such laws could result in substantial penalties and other adverse consequences.

Marine Thinking conducts pilot deployments and commercial engagements in multiple jurisdictions and may engage third-party partners, representatives or agents in connection with international activities. Applicable laws, including anti-corruption and anti-money-laundering statutes, broadly prohibit improper payments or transfers of value to government officials and others for the purpose of obtaining or retaining business. Marine Thinking maintains policies and procedures designed to promote compliance with these laws, but there can be no assurance that employees, partners or agents will always comply with such policies. Violations could result in investigations, civil or criminal penalties, loss of export or import privileges, reputational harm and other consequences that could materially and adversely affect the Company.

Marine Thinking’s products and operations are subject to export, import and economic sanctions laws and regulations that could restrict the Company’s ability to sell, ship or service products internationally and could subject the Company to liability if not complied with.

Certain components, software or technical data used in Marine Thinking’s systems may be subject to export control, import or sanctions regimes. Compliance with applicable export, import and sanctions laws may require licenses, authorizations or other approvals and can be time-consuming and costly. Changes in export control, import or sanctions laws, shifts in enforcement priorities, or restrictions on exports to particular countries, entities or persons could delay or prevent Marine Thinking from selling, shipping or servicing products in certain markets and could materially and adversely affect the Company’s ability to generate revenue from international customers.

If Marine Thinking fails to respond to commercial industry cycles in terms of its cost structure, manufacturing capacity and personnel needs, Marine Thinking’s business could be seriously harmed.

The timing, length and severity of up-and-down cycles in the commercial subsea, ocean surface and defense industries are difficult to predict and affect Marine Thinking’s ability to forecast revenue and, in some cases, expense levels. Down cycles among customers or end markets that participate in Marine Thinking’s pilots and early deployments could reduce orders or weaken customers’ financial condition, which in turn could impair the Company’s ability to recognize revenue or collect receivables. When cyclical fluctuations produce lower-than-expected revenue, Marine Thinking’s operating results may be adversely affected and the Company may need to implement cost-reduction measures to remain competitive and financially sound. Marine Thinking must be able to adjust its cost and expense structure to reflect prevailing market conditions while continuing to motivate and retain key employees; failure to do so could materially harm the Company. Conversely, during periods of rapid growth Marine Thinking must be able to increase engineering, manufacturing and field-service capacity and personnel to meet customer demand. The Company currently operates with a compact technical team and relies on third-party suppliers and manufacturing partners for certain subsystems and assembly. If Marine Thinking cannot timely scale its workforce, supplier base or manufacturing arrangements in response to industry cycles, its operating results and financial condition could be materially and adversely affected.

Marine Thinking’s systems, products, technologies, services and related equipment may have shorter useful lives than the Company currently anticipates, which could materially and adversely affect its business, financial condition and results of operations.

Marine Thinking’s growth strategy depends in part on developing reusable systems, products, technologies and services that are expected to operate for a designed lifespan. There can be no assurance that the actual operational life of a product or of individual components will match design expectations. Factors that will affect useful life include the quality of design and construction, the durability of component parts, the availability of replacement components from identified suppliers and partners, and the occurrence of anomalies or other risks during deployment and operation in marine environments. Improvements in technology or manufacturing processes could render existing products, designs or components obsolete prior to the end of their anticipated useful life. In addition, as Marine Thinking’s engineering and manufacturing expertise and efficiency evolve, the Company may change production methods in ways that could make existing inventory or installed equipment less useful. If Marine Thinking’s products and related equipment have shorter useful lives than anticipated, the Company could experience delays in follow-on work and new business, incur additional replacement or upgrade costs, face inventory obsolescence and suffer material adverse effects on its business, financial condition and operating results.

Risks Related to Government Contracts

Many of Marine Thinking’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise, or are dependent upon factors not wholly within Marine Thinking’s control, and failure to meet these obligations could adversely affect Marine Thinking’s profitability and future prospects.

Marine Thinking designs, develops and integrates advanced hardware, firmware and software for marine autonomy and conducts pilot deployments and customer integrations with government departments, research partners and commercial operators. Problems or delays in development or delivery arising from design, technology integration, licensing or intellectual property issues, labor constraints, supplier performance, manufacturing materials or component availability, or other factors could prevent Marine Thinking from meeting contractual requirements or customer expectations. Changes to the scope of work, amendments or early termination of contracts, or the imposition of contractual penalties for failure to meet delivery schedules or performance specifications, could result in reductions in current or future revenue, increased costs, delays in collection of receivables or other adverse effects on the Company’s operating results.

Government contracts are subject to a competitive bidding process and contain certain provisions that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue.

Government contracts typically involve long lead times for design and development, and are subject to significant changes in scheduling. Governments generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as they make further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience. Because currently, a substantial majority of our revenue is dependent on the procurement, performance and payment under our government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition.

Government contracts are frequently awarded only after formal, protracted competitive bidding processes and, in many cases, unsuccessful bidders for government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. Competitive bidding presents a number of risks, including the following:

●	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

●	the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;

●	the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and

●	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding.

Marine Thinking relies on a limited number of suppliers for certain raw materials and supplied components, which has caused and may continue to cause supply chain disruptions that could impair the Company’s ability to fulfill orders in a timely manner or increase its costs of design and production.

Marine Thinking secures components and subsystems from a set of identified suppliers and partners, including Acel Power Inc., Fuber, ePropulsion, XCraft Motors, Norbit, Cerulean, Haice Shenzhen, Blue Robotics, Zodiac and Highfield. The Company has experienced supply chain impacts, particularly in electronic components, that have delayed ongoing projects, and it has taken steps to expand its supplier base to mitigate procurement delays. Nonetheless, volatility in component availability, supplier capacity constraints, global logistics delays and other supply-chain disruptions could delay manufacture and delivery of systems, increase procurement and production costs, require requalification of replacement suppliers or components, and adversely affect the Company’s margins and ability to meet customer schedules.

Marine Thinking may experience delays in manufacturing or operation when qualifying replacement third-party suppliers or implementing alternative components, and regulatory or export control restrictions could affect the Company’s ability to source certain components.

Replacing a supplier or qualifying a new component source can require requalification, additional testing and integration work. Such requalification processes can be time-consuming and may delay production or deployment schedules. In addition, certain components or technologies may be subject to export, import or other regulatory controls in jurisdictions where Marine Thinking operates or sources parts; compliance with such controls can add time and cost to procurement and may affect the Company’s ability to source particular components in a timely manner.

Marine Thinking uses estimates when accounting for certain contracts and changes in these estimates may have a significant impact on the Company’s financial results.

The Company evaluates contract values and cost estimates for performance obligations on a regular basis and updates those estimates as circumstances change. Changes in estimates and assumptions related to the status of long-term contracts, cost to complete, or expected contract margins could materially affect reported revenue, operating results and cash flows for the period in which the estimates are revised.

Because a portion of Marine Thinking’s revenue as of the date of this prospectus has been derived from pilot programs, government grants and early customer engagements, the timing and amount of future contract awards, renewals or follow-on work are uncertain and could materially affect the Company’s financial condition and results of operations.

Marine Thinking’s transition from pilot deployments and grant-supported activities to recurring commercial contracts and service arrangements depends on successful customer acceptance, supplier performance and the Company’s ability to scale manufacturing and service operations. Delays, cancellations or reductions in expected contract awards or follow-on work could materially and adversely affect the Company’s revenue, backlog and cash flows.

Disputes with Marine Thinking’s subcontractors or the inability of its subcontractors to perform, or its key suppliers to timely deliver components, parts or services, has caused and could continue to cause Marine Thinking’s products, systems or services to be produced or delivered in an untimely or unsatisfactory manner.

Marine Thinking engages subcontractors and third-party suppliers for manufacturing, assembly, integration, testing and other services in support of its product development, pilot deployments and early commercial engagements. The Company has experienced supply-chain impacts, particularly in electronic components, that have delayed certain projects and has taken steps to expand its supplier base and redesign some subsystem components to mitigate procurement delays. Disputes with subcontractors—whether relating to quality, timeliness, scope changes, compliance with law or task-order extensions—or the inability of subcontractors or suppliers to perform or to deliver components and services on schedule could delay production or delivery of Marine Thinking’s systems or result in work that does not meet customer expectations. External events such as supplier financial or operational difficulties, logistics disruptions, public-health events, extreme weather, cyber-attacks, labor disputes, governmental actions or changes in regulatory requirements could further disrupt the Company’s supply chain. Any inability to develop alternative sources of supply on a cost-effective and timely basis, or to resolve disputes with subcontractors, could materially impair Marine Thinking’s ability to manufacture and deliver products, systems and services and could adversely affect the Company’s business, financial condition, results of operations and cash flows.

As of the date of this prospectus, Marine Thinking has encountered supply chain impacts that have delayed ongoing projects, and while the Company has worked to expand its supplier base and redesign certain subsystems to incorporate more available components, continued supply constraints could require cost adjustments and schedule changes.

The Company relies on a global supply chain for certain components and subsystems incorporated into its products and solutions including its Tensor’s product installed on vessels. As is common for companies operating in hardware-enabled technology markets, Marine Thinking is subject to periodic supply-chain variability, including component availability constraints, extended lead times, logistics delays, and pricing fluctuations. The Company has implemented mitigation strategies, including diversifying suppliers, redesigning certain subsystems to accommodate alternative components, and adjusting procurement and inventory planning. However, these actions may not fully mitigate the impact of future supply chain disruptions. Supply-chain variability driven by macroeconomic conditions, geopolitical events, inflationary pressures, or other factors beyond the Company’s control could require adjustments to production schedules, project timelines, or cost structures, which could adversely affect operating results and margins.

Marine Thinking’s government and public-sector engagements subject the Company to contract, audit and compliance risks, including the risk of early termination, audits, investigations, sanctions and penalties.

Marine Thinking has engaged with government departments, research partners and public-sector customers through pilot programs and customer integrations. Such engagements and contracts commonly include specialized compliance, reporting and audit obligations and may permit termination or modification under certain circumstances. Government contracting and grant arrangements can involve additional oversight and audits that may result in adjustments to contract costs or revenues, requests for repayment, or other administrative actions. If Marine Thinking fails to comply with contractual or regulatory requirements applicable to government customers, or if a government customer terminates or reduces its engagement, the Company could experience reduced revenue, increased costs, reputational effects or other adverse consequences.

Marine Thinking’s reputation and ability to do business may be impacted by the improper conduct of its employees, agents or business partners.

Marine Thinking has implemented compliance controls, training, policies and procedures designed to prevent and detect improper or unlawful conduct by employees, agents and business partners, including conduct that would violate applicable laws or contractual obligations. The Company has experienced immaterial incidents in the past and cannot guarantee that all misconduct will be prevented or detected in the future. Improper conduct by employees, agents or partners—particularly conduct involving data security, export-controlled information, procurement integrity, or interactions with government customers—could result in investigations, penalties, suspension or debarment from government contracting, remediation costs and reputational harm, any of which could materially and adversely affect Marine Thinking’s business, results of operations and prospects.

Marine Thinking is vulnerable to the political, economic, legal, social, regulatory, and military conditions affecting the Middle East that could have a material adverse effect on Marine Thinking’s Group’s business, results of operations, financial condition and prospects.

Our operations, customers and supply chain are subject to significant risks from geopolitical instability, including potential military conflict between the United States and Iran. A severe escalation of conflict in the region—including continued attacks on shipping in the Strait of Hormuz, damage to regional infrastructure, or the shutdown or slowdown of oil extraction and/or refining conflict—could lead to widespread disruption of our operational capabilities. Continued clashes among the United States, Israel, Iran, or other regional nations could lead to a greater regional conflict, causing severe logistical delays, sudden capital flight, and volatile market conditions that adversely affect our financial condition. To date, our operations have not been materially affected by these events. We expect that the current conflicts in Iran, the Gaza Strip, Lebanon, Israel and the broader Persian Gulf region, will not have a material impact on our business results in the short term. However, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Military actions in Iran or the Gulf region may cause substantial disruptions to global shipping lanes and aerial logistics. If conflict leads to the closure of the Strait of Hormuz or reduced operations at regional ports, we may experience significant delays in sourcing materials and delivering products. This may compel us to secure alternative, more expensive logistics routes, leading to increased costs and reduced operating margins.

The current conflict with Iran and the gulf oil states, all of them major oil producers, could result in dramatic spikes in crude oil prices and general fuel volatility. These increases could materially increase our operational costs, including transportation and raw material costs, and could reduce consumer demand for our products.

Any material increases in the cost of petroleum and petroleum-based products, or any material decrease in the supply of such products, could materially negatively affect the operations of our private sector customers, which in turn could result in a lower demand for our products.

Risks Related to Eureka’s Business and the Business Combination

Eureka is a blank-check company with a limited operating history and no ongoing business other than identifying and effecting a business combination, and investors must rely on the ability of Eureka’s management and sponsors to identify, evaluate and complete a suitable transaction.

Eureka was formed solely to effect a business combination and, prior to the consummation of the Business Combination, has had no material operations other than those incidental to its formation, the IPO and the pursuit of a business combination. Because Eureka has no operating history upon which to base an evaluation of its prospects, an investment in Eureka’s securities involves significant risks, including the risk that Eureka will not be able to identify a suitable target, that management’s evaluation of potential targets will be incorrect or incomplete, or that Eureka will complete a business combination that does not achieve the anticipated strategic or financial objectives. The limited operating history and SPAC structure also mean that investors will not have the benefit of the type of independent, underwriter-led due diligence and market testing that typically accompanies a traditional underwritten initial public offering, and the disclosures made in connection with the Business Combination may not reveal all facts that would be material to an investment decision.

The amount of cash available to the Pubco at closing will depend on the balance of Eureka’s trust account and the number of public stockholders who elect to redeem, and substantial redemptions could materially reduce the Pubco’s available capital.

Eureka deposited the net proceeds of its IPO into a trust account for the benefit of its public stockholders. The cash available to the Pubco at closing will equal the Trust Account balance less amounts paid to redeeming public stockholders and less transaction expenses and permitted withdrawals. A significant number of redemptions by Eureka public stockholders will reduce the cash available at closing and could require the Pubco to obtain alternative financing on potentially unfavorable terms, renegotiate transaction terms, reduce planned capital expenditures or working capital, or, if the Business Combination Agreement contains a minimum cash condition that is not satisfied, prevent the closing of the Business Combination. The uncertainty as to the amount of cash that will be available at closing may also make it more difficult for investors to evaluate the Pubco’s post-closing capital structure and prospects.

Funds held in the Trust Account may be subject to third-party claims or bankruptcy proceedings, which could reduce the per-share liquidation distribution or the cash available to the Pubco.

Although Eureka may obtain waivers from certain vendors and counterparties disclaiming any right, title or interest in the Trust Account, such waivers may not be enforceable in all circumstances and third parties may assert claims or liens against Eureka or the Trust Account. In addition, if Eureka were to become subject to bankruptcy proceedings, Trust Account funds could be included in the bankruptcy estate and subject to claims of creditors with priority over public stockholders. Any reduction of Trust Account funds by third-party claims or bankruptcy proceedings could reduce the per-share distribution to public stockholders upon liquidation or the cash available to the Pubco at closing, with adverse consequences for investors.

Eureka’s sponsors, initial stockholders and certain affiliated parties have interests that may differ from those of public stockholders and may influence the timing, structure and terms of the Business Combination.

Eureka’s sponsors and initial stockholders hold founder shares and other securities and have entered into support, lock-up, or other agreements in connection with the IPO and the Business Combination. These parties may have waived certain redemption rights or otherwise agreed to terms that align their incentives with completing a transaction, which could create conflicts of interest when determining whether to proceed with, amend or terminate the Business Combination. The interests of these parties may result in the selection of a target, the negotiation of transaction terms or the timing of closing in a manner that is not necessarily aligned with the interests of Eureka’s public stockholders.

Eureka or its sponsors may provide short-term financing, loans or promissory notes to fund transaction expenses or to extend the SPAC’s combination deadline, and such financings may dilute public stockholders or otherwise affect the Pubco’s capital structure.

To pay transaction expenses, to fund working capital or to extend the period to complete a business combination, Eureka or its sponsors may enter into financing arrangements, including sponsor loans, promissory notes or other short-term financings. The terms of such financings may permit repayment from Trust Account funds or conversion into equity on terms that could dilute public stockholders or otherwise alter the Pubco’s capital structure. The existence and terms of any such financings, and the potential for conversion or other dilutive effects, should be carefully reviewed by investors prior to voting on or investing in the Business Combination.

The SPAC Continuance, the Amalgamation mechanics and related cross-border corporate and tax steps are subject to legal, regulatory and tax review and may require adjustments to the transaction structure, additional approvals or tax indemnities.

The Business Combination contemplates corporate steps that implicate multiple jurisdictions, including a continuance or domestication of Eureka and an amalgamation under the Canada Business Corporations Act. These cross-jurisdictional steps may require filings, approvals or consents from governmental or regulatory authorities and may have tax consequences for Eureka, the Company and their respective stockholders. Regulatory authorities or tax authorities could require modifications to the transaction structure, impose conditions, require additional disclosures or take positions that could increase transaction costs, delay closing or require the parties to provide tax indemnities or other protections, any of which could materially and adversely affect the Pubco or the timing and certainty of the Business Combination.

Eureka’s obligations to prepare and file the Registration Statement on Form S-4, to obtain Nasdaq listing approval and to deliver financial statements audited under PCAOB auditing standards for the Company are material to closing and any delay or adverse determination could prevent or delay the Business Combination.

The parties’ obligations to close the Business Combination are conditioned on, among other things, the effectiveness of the Registration Statement on Form S-4 (including the inclusion of financial statements audited under PCAOB auditing standards for the Company), clearance of SEC comments, and Nasdaq’s approval of the listing of the Pubco’s Class A Shares. Delays in preparing or clearing the Registration Statement, adverse SEC comments, inability to obtain financial statements audited under PCAOB auditing standards, or failure to satisfy Nasdaq’s initial listing standards could delay or prevent the Business Combination or the listing of the Pubco’s securities, which could materially and adversely affect the Pubco’s business, prospects and liquidity.

The representations, warranties and covenants in the Business Combination Agreement are qualified by disclosure schedules and were negotiated for contractual allocation of risk rather than to provide comprehensive factual disclosure to investors.

The representations and warranties made by Eureka and the Company in the Business Combination Agreement are subject to the exceptions and qualifications set forth in the disclosure schedules and are intended to allocate contractual risk between the parties. These contractual statements are not a substitute for the disclosures that would be made in a traditional IPO prospectus prepared after an independent underwriter’s due diligence, and facts may exist that are not reflected in the disclosure schedules or public filings. Post-closing indemnity claims, adjustments or the discovery of facts inconsistent with the representations and warranties could result in material liabilities, remediation obligations or other adverse consequences for the Pubco and its stockholders.

The number of shares to be issued in the Amalgamation, the issuance of earn-out shares, the conversion or exercise of options, warrants and other convertible securities and the level of redemptions will determine the Pubco’s post-closing capitalization and may result in substantial dilution to public stockholders.

The Amalgamation Consideration Shares to be issued to Company securityholders will be determined in accordance with the Amalgamation Multiple and conversion mechanics set forth in the Business Combination Agreement. In addition, earn-out share issuances, the exercise or conversion of outstanding options, warrants or convertible instruments, and any PIPE or other financing will affect the Pubco’s capitalization. The final ownership percentages and voting power of public stockholders following the Business Combination will depend on these variable factors and may be substantially different from current expectations, resulting in immediate and significant dilution to existing holders and potential reductions in voting influence.

Eureka’s redemption mechanics and procedural requirements may limit some public stockholders’ ability to exercise redemption rights and could affect the number of shares redeemed.

Eureka will require public stockholders who wish to redeem to comply with specified procedures, which may include physical tender of certificates or electronic delivery through DTC’s DWAC system by specified deadlines. Operational delays by brokers, DTC, transfer agents or other intermediaries could prevent some stockholders from timely exercising redemption rights, which may affect the number of shares redeemed and, consequently, the cash available at closing. The mechanics, deadlines and irrevocability of redemption elections are set forth in Eureka’s proxy/registration materials and trust agreement and should be carefully reviewed by stockholders.

Eureka and the Pubco may be subject to litigation, regulatory inquiries or other disputes arising from the Business Combination or the disclosures made in connection with the Transactions, which could be costly and divert management attention.

Significant corporate transactions, including SPAC business combinations, frequently give rise to stockholder litigation, derivative claims, regulatory inquiries and other disputes. Even if such matters are without merit, defending or resolving them could require substantial legal and other costs, divert management’s attention from business operations and harm the Pubco’s reputation and financial condition. The risk of litigation or regulatory scrutiny is heightened where there are disputes over disclosures, valuation, due diligence or conflicts of interest involving sponsors, initial stockholders or advisors.

Risks Related to the Pubco Class A Shares

Because the Pubco will become a public reporting company by means other than a traditional underwritten initial public offering, the Pubco’s stockholders may face additional risks and uncertainties.

The Pubco will become a public reporting company as a result of the Business Combination between Eureka Acquisition Corp. and Marine Thinking Inc. rather than through a traditional underwritten initial public offering. As a result, there will be no independent underwriter performing the type of third-party due diligence, market testing and distribution typically associated with an IPO. Although Eureka and Marine Thinking have conducted due diligence and have engaged advisors in connection with the Business Combination, the absence of an underwriter-led offering process increases the risk that material information relevant to an investment decision may not have been uncovered or fully vetted prior to closing.

The market price of the Pubco Class A Shares is likely to be highly volatile, and you may lose some or all of your investment.

Following the Business Combination, the market price of the Pubco Class A Shares may be subject to wide fluctuations in response to a variety of factors, including, without limitation, the Pubco’s operating results and financial condition, the timing and success of commercialization of Marine Thinking’s products, the level of redemptions by Eureka public stockholders, announcements of new products or services by the Pubco or its competitors, changes in applicable laws or regulations (including export controls or maritime safety rules), the outcome of government contract approvals or consents, general economic and market conditions, and investor perception of the Pubco’s prospects. Broad market or industry factors, including volatility in the market for SPAC-related securities, may also adversely affect the market price of the Pubco Class A Shares, regardless of the Pubco’s operating performance.

Volatility in the Pubco’s share price could subject the Pubco to securities litigation.

Historically, companies that experience significant volatility or declines in their stock price have faced securities class action litigation. Any such litigation or regulatory inquiry involving the Pubco could result in substantial defense costs, settlements or judgments, divert management’s attention and resources and harm the Pubco’s reputation and financial condition, whether or not the claims have merit.

If securities or industry analysts do not publish research or reports about the Pubco, or publish negative reports, the Pubco’s stock price and trading volume could decline.

The trading market for the Pubco Class A Shares will depend in part on the research and reports that securities or industry analysts publish about the Pubco. The Pubco will have no control over analysts’ decisions to initiate or discontinue coverage or to change their estimates or ratings. A lack of analyst coverage or negative analyst reports could reduce investor awareness and interest, impair the development of a liquid trading market for the Pubco Class A Shares and increase price volatility.

Because the Pubco does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

The Pubco currently expects to retain any future earnings to fund operations, research and development, capital expenditures and debt service, and does not anticipate declaring or paying cash dividends on its Pubco Class A Shares for the foreseeable future. Investors seeking current income should not purchase the Pubco Class A Shares and should instead expect to rely on potential stock price appreciation, if any, for a return on their investment.

Future sales of the Pubco Class A Shares, or the perception that such sales could occur, may depress the market price of the Pubco Class A Shares.

Sales of a substantial number of Pubco Class A Shares in the public market after the closing of the Business Combination, or the perception that such sales might occur, could depress the market price of the Pubco Class A Shares and could impair the Pubco’s ability to raise capital through the sale of additional equity securities. In addition, the expiration or termination of lock-up agreements, the exercise of outstanding options or warrants, the issuance of earn-out or contingent shares, or the registration of shares pursuant to registration rights agreements could increase the supply of shares available for sale and place downward pressure on the market price of the Pubco Class A Shares.

The Pubco’s public float and the concentration of ownership following the Business Combination may limit liquidity and make the market price more volatile.

Following the Business Combination, a significant portion of the Pubco’s outstanding shares may be held by former holders of Marine Thinking equity, Eureka’s sponsors, PIPE investors and other large stockholders who may be subject to lock-ups or otherwise not actively trade their shares. A relatively small public float or concentrated ownership could reduce the number of shares available for public trading, which may increase price volatility and make it difficult for investors to buy or sell shares at desired prices. When restricted shares become eligible for sale, the market could experience additional downward pressure on the stock price.

Holders of Pubco Class A Shares may experience immediate and substantial dilution.

The Business Combination contemplates the issuance of Amalgamation Consideration Shares, the conversion or exercise of options, warrants and other convertible securities, and the potential issuance of shares in connection with PIPE or other financing arrangements. The number of shares issued in connection with the Business Combination and any subsequent financings will affect the Pubco’s capitalization and may substantially dilute the ownership interests of existing stockholders. The extent of dilution will depend on variable factors, including the number of Eureka public stockholders who elect to redeem, the final Amalgamation Multiple, the amount of any PIPE financing and the issuance of any earn-out or contingent shares.

Upon completion of the Business Combination, the market price for the Pubco’s securities may be affected by factors different from those that historically have affected Eureka.

Upon completion of the Business Combination, the results of operations of the Pubco will be affected by some factors that are different from those currently affecting the results of operations of Eureka. Eureka is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. The Pubco, after the consummation of the Business Combination, will focus on providing autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations. The Pubco’s business and results of operations after the consummation of the Business Combination will be affected by regional, country, and industry risks and operating risks to which Eureka prior to the Business Combination was not exposed. For a discussion of the business that is currently conducted and proposed to be conducted by the Pubco, see the section of this proxy statement/prospectus titled “Business and Certain Information of Marine Thinking” and “Business and Certain Information about Eureka.”

Eureka’s redemption mechanics and procedural requirements may limit some public stockholders’ ability to exercise redemption rights and could affect the cash available at closing.

Eureka will require public stockholders who wish to redeem to comply with specified procedures and deadlines (which may include physical tender of certificates or electronic delivery through DTC’s DWAC system). Operational delays by brokers, DTC, transfer agents or other intermediaries could prevent some stockholders from timely exercising redemption rights, which may affect the number of shares redeemed and, consequently, the cash available to the Pubco at closing. The irrevocability and timing of redemption elections are set forth in Eureka’s proxy/registration materials and trust agreement and should be carefully reviewed by stockholders.

Operating as a public company will increase costs and require significant management time and attention, which could adversely affect the Pubco’s business.

Following the Business Combination, the Pubco will be subject to public company reporting obligations, corporate governance requirements and compliance with the Sarbanes-Oxley Act and Nasdaq rules. These obligations will increase legal, accounting and other expenses and will require management to devote substantial time to compliance, investor relations and governance matters, which could divert attention from the Pubco’s business operations. The Pubco may also face increased difficulty and cost in obtaining directors’ and officers’ liability insurance and in attracting and retaining qualified board members and executives.

The Pubco’s management may have limited experience operating a public company, which could impair its ability to manage public company obligations.

Members of the Pubco’s management team may have limited experience managing a publicly traded company, interacting with public company investors and complying with the complex laws, rules and regulations applicable to public companies. If management is unable to effectively manage the Pubco’s public company obligations, the Pubco could experience reporting delays, internal control deficiencies, regulatory scrutiny and reputational harm, any of which could adversely affect the market price of the Pubco Class A Shares and the Pubco’s ability to access the public capital markets.

Failure to maintain effective disclosure controls and internal control over financial reporting could result in material misstatements, regulatory sanctions and loss of investor confidence.

The Pubco will be required to maintain disclosure controls and procedures and internal control over financial reporting. The process of documenting, testing and, if necessary, remediating internal controls is time-consuming and costly. If the Pubco identifies one or more material weaknesses in its internal control over financial reporting or fails to remediate existing deficiencies, it could be required to restate its financial statements, could be subject to regulatory enforcement actions and could suffer a loss of investor confidence that could materially and adversely affect the market price of the Pubco Class A Shares.

Forward-looking statements, projections and estimates included in disclosure materials are subject to risks and uncertainties and actual results may differ materially.

Any projections, forecasts or forward-looking statements included in the Registration Statement, proxy materials or other disclosure documents are based on assumptions and estimates that may prove to be incorrect. Actual results could differ materially from those projected due to a variety of factors, including those described in these risk factors and elsewhere in the Registration Statement. Investors should not place undue reliance on forward-looking statements and should carefully consider the risks and uncertainties described in this document.

Risks Related to the Pubco Operating as a Public Company

Our management team may have limited experience operating a public company, which could impair our ability to satisfy public-company obligations.

Most members of the Pubco’s management team have limited experience managing a publicly traded company, interacting with public-company investors and complying with the complex laws, rules and regulations applicable to public companies. As a result, the Pubco may encounter difficulties in implementing the policies, procedures and internal controls necessary to meet its reporting, disclosure and governance obligations. The time and attention required to address these obligations could divert management’s focus from day-to-day business operations and strategic initiatives, which could adversely affect the Pubco’s business, financial condition and results of operations.

Operating as a public company will increase our costs and require significant management time and resources.

Following the closing of the Business Combination, the Pubco will incur additional legal, accounting, investor relations and other expenses that it did not incur as a private company. Compliance with the Sarbanes-Oxley Act, Nasdaq listing standards and other applicable securities laws and regulations will require the Pubco to implement and maintain enhanced disclosure controls, internal controls over financial reporting and corporate governance practices. These obligations are likely to increase the Pubco’s operating costs materially and may require the hiring of additional personnel and the retention of outside advisors, consultants and auditors, any of which could adversely affect operating results and cash flows.

We will be required to maintain effective internal control over financial reporting and to comply with Section 404, and failure to do so could harm investor confidence and the market price of our Pubco Class A Shares.

The Pubco will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to assess and report on the effectiveness of internal control over financial reporting and, depending on the Pubco’s status, may require an attestation report from the independent registered public accounting firm. Documenting, testing and, if necessary, remediating internal control deficiencies is costly and time-consuming. If the Pubco identifies one or more material weaknesses or otherwise fails to achieve or maintain effective internal control over financial reporting, it could be required to restate its financial statements, could be subject to regulatory enforcement actions and could suffer a loss of investor confidence that could materially and adversely affect the market price of its Pubco Class A Shares.

The Pubco may have difficulty attracting and retaining qualified personnel and independent directors necessary for public-company governance.

The Pubco may face increased difficulty and expense in attracting and retaining qualified independent directors, audit committee members and senior executives with public-company experience. The inability to recruit and retain qualified personnel could impair the Pubco’s ability to establish and maintain effective governance, internal controls and compliance programs, which could in turn adversely affect its financial reporting and regulatory compliance and harm investor confidence and the market price of the Pubco Class A Shares.

Obtaining and maintaining adequate directors’ and officers’ liability insurance may be more difficult and costly after the Business Combination.

Following the Business Combination, the Pubco may find it more difficult and expensive to obtain directors’ and officers’ liability insurance on acceptable terms, or at all. Higher insurance costs or reduced coverage could expose the Pubco and its directors and officers to greater uninsured liabilities, which could adversely affect the Pubco’s ability to attract and retain qualified directors and officers and could increase the Pubco’s exposure to litigation risk.

The Pubco’s stock price may be volatile and subject to wide fluctuations, which could result in securities litigation.

The market price of the Pubco Class A Shares may be highly volatile and could fluctuate widely in response to factors such as quarterly or annual variations in operating results, announcements of new products or services, changes in regulatory or competitive conditions, the timing and success of commercialization of Marine Thinking’s products, the level of redemptions by SPAC public stockholders, and general market conditions. Significant volatility or declines in the market price of the Pubco Class A Shares could result in securities class action litigation, which could be costly to defend and could divert management’s attention and resources.

Limited analyst coverage and investor awareness could adversely affect the market for our Pubco Class A Shares.

Because the Pubco will become a public reporting company through a business combination rather than a traditional underwritten IPO, securities analysts and the financial media may provide limited or no coverage of the Pubco. A lack of analyst coverage or negative analyst reports could reduce investor awareness and interest, impair the development of a liquid trading market for the Pubco Class A Shares and increase price volatility. The Pubco will have no control over analysts’ decisions to initiate or discontinue coverage or to change their estimates or ratings.

Failure to satisfy Nasdaq initial or continued listing standards could result in delisting of our securities.

The Pubco’s securities will be subject to Nasdaq’s initial and ongoing listing requirements, including minimum bid price, market capitalization, public float and timely filing of periodic reports. If the Pubco fails to meet Nasdaq’s listing standards, Nasdaq could delist the Pubco’s securities, which would likely reduce the liquidity and marketability of the Pubco Class A Shares and could materially impair the Pubco’s ability to raise capital and attract and retain employees and business partners.

There will be material differences between your current rights as a holder of Pubco Public Shares prior to and after the Business Combination.

The Pubco is currently incorporated as an exempted Cayman Islands company. Upon completion of the Business Combination, the Pubco is expected to be continued from Cayman Islands to Canada, and continue as a company existing under the CBCA. There will be material differences between the current rights of the Pubco’s shareholders and the rights you will have as a holder of shares of a Canadian company. For a more detailed discussion of the differences in the rights of the Pubco’s shareholders prior to and after the Business Combination, see the section of this proxy statement/prospectus titled “Comparison of Shareholder Rights.”

The proposed New Articles and New Bylaws of the Pubco following the Business Combination contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The proposed New Articles and New Bylaws of the Pubco that will be in effect upon consummation of the Business Combination contain provisions, including advance notice provisions, that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Pubco’s securities, and therefore depress the trading price of Pubco Class A Shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the Pubco or taking other corporate actions, including effecting changes in the Pubco’s management following the Business Combination. See “Description of Pubco Shares After the Business Combination.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Pubco’s board of directors or management.

If the Pubco is characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based upon the composition of its income and assets, Pubco may be considered a PFIC for its current taxable year that ends as a result of the Business Combination. The determination of whether the Pubco will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by the Pubco and the Company and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that the Pubco will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether the Pubco or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in the composition of the Pubco’s income or the composition of its assets, or a decline in its market capitalization may cause it to be or become a PFIC for the current or subsequent taxable years. Whether the Pubco is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If the Pubco is a PFIC for any taxable year, a U.S. Holder of its securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Material U.S. Federal Tax Considerations—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders of the Pubco’s or the Company’s securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to the Pubco and the ownership of its securities.

Upon completion of the Business Combination, the Pubco may raise substantial additional funding to support its business development.

Upon completion of the Business Combination, given the likelihood of high redemption in connection with the Business Combination, the Pubco may need substantial additional funding to support its business development. This need for capital is expected to persist and potentially increase following the proposed business combination, as the Pubco will assume and continue the Company’s business activities. In particular, the Pubco anticipates that its expenses will rise significantly in connection with ongoing and future activities, including advancing its provisions of autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations. As a result, it is likely that the Pubco will need to raise substantial additional capital through a variety of potential sources, such as public or private equity offerings, debt financings, strategic collaborations, licensing agreements, or other funding arrangements. However, there can be no assurance that such funding will be available when needed or on terms acceptable to the Pubco. If the Pubco is unable to secure adequate financing on favorable terms, or at all, it may be forced to delay, reduce, or eliminate its business development, including its research and development activities. These funding shortfalls could materially and adversely affect the Pubco’s business prospects, financial condition, and ability to achieve long-term growth.

Compliance with public-company reporting and disclosure obligations may expose the Pubco to regulatory scrutiny and enforcement risk.

As a public company, the Pubco will be subject to ongoing reporting obligations under the Securities Exchange Act of 1934 and to review and oversight by the SEC and other regulatory authorities. Failure to comply with applicable reporting, disclosure or other regulatory requirements could result in investigations, enforcement actions, fines, penalties or other sanctions, any of which could harm the Pubco’s reputation, financial condition and stock price.

The Pubco may be an emerging growth company and may rely on exemptions that could make its Pubco Class A Shares less attractive to some investors.

If the Pubco qualifies as an “emerging growth company” under the JOBS Act, it may take advantage of reduced disclosure and reporting requirements for a limited period, including exemptions from certain auditor attestation requirements and reduced executive compensation disclosures. Reliance on such exemptions could result in less information being available to investors compared to other public companies, which may make the Pubco Class A Shares less attractive to some investors and could reduce trading liquidity or increase volatility. The Pubco’s status as an emerging growth company will depend on objective criteria and may change over time; the Pubco may also qualify as a “smaller reporting company” and continue to rely on certain reduced disclosure requirements even after it ceases to be an emerging growth company.

Preparing and responding to public-company investor relations and governance expectations will require significant management attention.

The Pubco will be required to prepare and file periodic reports, hold annual meetings and comply with investor relations expectations, including responding to shareholder proposals and engaging with institutional investors and proxy advisory firms. These activities will require substantial management time and resources and may divert attention from operational matters. Failure to manage investor relations effectively could harm the Pubco’s reputation and the market price of its Pubco Class A Shares.

Risks Related to the SPAC and the Business Combination

The Sponsor and SPAC’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of its shareholders, and therefore potential conflicts of interest exist in recommending that shareholders vote in favor of the Business Combination. Such conflicts of interests include that the Sponsor as well as SPAC’s directors and officers are expected to lose their entire investment in SPAC if the Business Combination is not completed.

When considering the Eureka Board’s recommendation to vote in favor of approving the Business Combination Proposal and other Proposals described herein, the SPAC’s Shareholders should keep in mind that the Sponsor and the SPAC’s directors and officers have interests in such Proposals that are different from, or in addition to (and which may conflict with), those of the SPAC shareholders generally.

These interests include, among other things:

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders are expected to hold 1,711,100 Pubco Class A Shares, consisting of (i) 1,407,500 Pubco Class A Shares to be converted from SPAC Class B Shares held by the Sponsor on a one-on-one basis, (ii) 228,000 Pubco Class A Shares underlying the SPAC Private Units held by the Sponsor; (iii) 45,600 Pubco Class A Shares to be converted from SPAC Rights underlying the SPAC Private Units held by the Sponsor; and (iv) 30,000 Pubco Class A Shares to be converted from SPAC Class B Shares held by the former and two current independent directors of the SPAC on a one-on-one basis, which in the aggregate, would be approximately [●]% and [●]% ownership interest in Pubco following the consummation of the Business Combination under the no redemption scenario and the maximum redemption scenario, respectively, on an as converted basis.

●	the fact that the Sponsor acquired 228,000 SPAC Private Units at $10.00 per private unit through the Private Placement simultaneously with the closing of the SPAC IPO on July 3, 2024.

●	the fact that the Sponsor paid $25,000, or approximately $0.0001 per share, for 1,437,500 Founder Shares prior to the SPAC IPO, which will be convert on a one-for-one basis, into the same number of Pubco Class A Shares at the Amalgamation Effective Time pursuant to the Business Combination Agreement. All of the Founder Shares are subject to certain transfer restrictions and could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $[●] million, based on the most recent closing price of SPAC Class A Shares of $[●] per share on [●], 2026.

●

the fact that if the Business Combination or another business combination is not consummated by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), the SPAC will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of SPAC’s remaining shareholders and SPAC’s Board, liquidating and dissolving. In such event, the Founder Shares and Private Shares held by the Sponsor would be worthless because SPAC’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares.

●	the fact that if the Business Combination is consummated, each of issued and outstanding Company Shares will be converted into a number of Pubco Class A Shares equal to the Amalgamation Multiple. Given the differential in the purchase price that the Sponsor paid for the Founder Shares, as compared to the price of SPAC Public Shares paid by SPAC Public Shareholders in the SPAC IPO, the Sponsor is likely to be able to recoup their investment in the SPAC and make a substantial profit on that investment, even if Company Shares have lost significant value. This means that the Sponsor could earn a positive rate of return on their investment, even if SPAC Public Shareholders experience a negative rate of return in the SPAC following the consummation of the Business Combination.

●

the fact that the Sponsor and officers and directors of the SPAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any insider shares and private shares held by them if the SPAC fails to complete an initial business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that if the SPAC liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the SPAC for services rendered or contracted for or products sold to us in excess of the net proceeds of the SPAC IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement.

●	the fact that pursuant to the SPAC’s Organizational Documents, the SPAC may elect to extend the time to consummate a business combination up to 12 Monthly Extensions to July 3, 2026 and have issued and may continue to issue Extension Notes to the SPAC for extending the time to consummate a business combination.

●	the fact that the Sponsor or an affiliate of the Sponsor or certain of the SPAC’s officers and directors may provide non-interest bearing loans to finance transaction costs in connection with an intended initial business combination and the Sponsor may provide non-interest bearing loans to extend the time period for consummating our initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of the Working Capital Loans made by the Sponsor, the SPAC’s officers and directors, or the SPAC’s or their affiliates to the SPAC prior to or in connection with its initial business combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the Private Placement units. On August 25, 2025, the SPAC issued an unsecured promissory note to the Sponsor in the principal amount of up to $300,000 for general working capital purposes (the “Sponsor Note”).

●	the fact that the Sponsor is entitled to $10,000 per month for office space, administrative and support services.

●	the fact that the Business Combination Agreement provides for the continued indemnification of the SPAC’s former and current directors and officers and the continuation of directors and officers liability insurance covering the SPAC’s former and current directors and officers.

●	the fact that the SPAC’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on the SPAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the SPAC fails to consummate a business combination within the required time period under the SPAC’s Organizational Documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, the SPAC may not be able to reimburse these expenses if the Business Combination with the Company or another business combination is not completed by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

●	the fact that the SPAC, the SPAC Sponsor, each of the Company Shareholders and certain other parties named in the BCA will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) at the Closing which provides for registration rights following consummation of the Business Combination.

●	the fact that in addition to these interests of the Sponsor and SPAC’s officers, directors and advisors, to the fullest extent permitted by applicable laws and the SPAC’s Organizational Documents, waive certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and the SPAC will renounce any expectation that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to us. The SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, the SPAC does not believe that the waiver of the application of the corporate opportunity doctrine had a material impact on its ability to complete its initial business combination.

The personal and financial interests of the SPAC’s directors and officers may have influenced their motivation in identifying and selecting the Company as a business combination target, completing an initial business combination with the Company and influencing the operation of the business following the initial business combination. In considering the recommendations of the Eureka Board to vote for the Business Combination Proposal and other Proposals, you should consider these interests.

The exercise of the SPAC’s directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the SPAC’s best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require the SPAC to amend the Business Combination Agreement, to consent to certain actions taken by the Company or to waive rights that SPAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the Company’s business, a request by the Company to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on the Company’s business or could entitle the SPAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at the SPAC’s discretion, acting through the Eureka Board, to grant its consent or waive those rights; provided that under the terms of the Business Combination Agreement, such consent or waiver in certain cases is not to be unreasonably withheld. The existence of financial and personal interests of one or more of the directors may result in conflicts of interest on the part of such director(s) between what he or they may believe is best for the SPAC and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, the SPAC does not believe there will be any changes or waivers that SPAC’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal and the other Proposals have been obtained. While certain changes could be made without further shareholder approval, the SPAC will circulate a new or amended proxy statement/prospectus and resolicit the SPAC shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal and the other Proposals. As a matter of Cayman Islands law, the directors of the SPAC are under a fiduciary duty to act in the best interest of the SPAC.

The Business Combination may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our stock or otherwise participate in the Business Combination, potentially making the stock less attractive to investors. The SPAC’s future investments in or acquisitions of U.S. companies may also be subject to U.S. foreign investment regulations.

Certain investments that involve the acquisition of, or investment in, a “U.S. business” by a non-U.S. individual or entity (a “foreign person”) may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on the nationality of the buyer or investor, the extent to which the target of the investment or acquisition is engaged in interstate commerce in the United States, and the nature of the rights afforded to the buyer or investor in the target entity. For example, transactions that result in “control” of a U.S. business by a foreign investor always are subject to CFIUS jurisdiction. CFIUS also has jurisdiction to review non-control transactions that afford a foreign investor certain information and/or governance rights in a U.S. business that has a qualifying nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data” as those terms are defined in the CFIUS regulations. Foreign investments in U.S. businesses that deal in “critical technology” may be subject to mandatory pre-closing CFIUS filing requirements. Failure to make a CFIUS filing where one is required may subject the transacting parties to significant civil fines.

The Sponsor is likely to be considered a “foreign person” for CFIUS purposes, and the Company may be deemed as a U.S. business for purposes of CFIUS purposes. Nevertheless, CFIUS has broad discretion in determining whether a business is a “U.S. business” (i.e., an entity engaged in interstate commerce in the United States) under the CFIUS regulations. If CFIUS were to determine that the Company is a U.S. business, CFIUS could seek to review prior transactions involving new or existing foreign investors in the SPAC or the Company, or proposed transactions involving new foreign investors in the SPAC or the Company. Any informal inquiry or formal review or investigation of a transaction by CFIUS may have significant impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices can evolve quickly, and in the event of a CFIUS review of a foreign acquisition or investment transaction, there can be no assurances that the foreign buyer or investor will be able to maintain, or proceed with, such investments on terms acceptable to such investors. For example, CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by foreign investors (including, but not limited to, limits on purchasing our stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

Moreover, the process of a government review of a transaction, whether by CFIUS or other government body, could be lengthy and provide the SPAC or Company with insufficient time to complete the Business Combination. If the Business Combination is not consummated within the Combination Period because of delays associated with CFIUS or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, the SPAC would cease all operations except for the purpose of winding up and redeem all the SPAC Public Shares and liquidate. See “Questions and Answers About the Business Combination and the Extraordinary General Meeting—Q: What happens if the Business Combination is not consummated or is terminated?” and “Risk Factors—Risks Related to SPAC and the Business Combination—If SPAC is unable to complete this Business Combination, or another business combination, within the prescribed time frame, SPAC would cease all operations except for the purpose of winding up and redeem all the SPAC Public Shares and liquidate” for more details.

The SPAC may be forced to close the Business Combination even if it determines it is no longer in the SPAC Shareholders’ best interest.

Public Shareholders are protected from a Company Material Adverse Effect arising between the date of the Business Combination Agreement and the date of the SPAC EGM, primarily by the right to redeem their SPAC Public Shares for a pro rata portion of the funds held in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination. If a material adverse event were to occur after approval of the Business Combination Proposal and other Proposals at the extraordinary general meeting, the SPAC may be forced to close the Business Combination even if it determines it is no longer in its shareholders’ best interest to do so (as a result of such material adverse event), which could have a significant negative impact on the SPAC’s business, financial condition or results of operations.

The Initial Shareholders agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote. In addition, the Sponsor or the SPAC’s directors, officers, advisors or any of their respective affiliates may elect to purchase the SPAC’s Public Shares from Public Shareholders, which may have the effect of increasing the likelihood of completion of the Business Combination or may reduce the public “float” of the SPAC Class A Shares.

The Initial Shareholders agreed to vote all of their Founder Shares and Representative Shares in favor of all the Proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the SPAC Continuance).

In addition, the Sponsor, SPAC’s directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of Public Shares the Sponsor, SPAC’s directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and rules. However, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M or the tender offer rules under the Exchange Act. Any such privately negotiated purchases may be effected at purchase prices that are no greater than the per share pro rata portion of the Trust Account. However, the Sponsor and SPAC’s directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. None of the Sponsor, SPAC’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such Public Shares during a restricted period under Regulation M under the Exchange Act or on any terms prohibited by the tender offer rules, to the extent applicable. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser.

In the event that the Sponsor or SPAC’s directors, officers, advisors, or any of their respective affiliates purchase SPAC’s Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such share purchases and other transactions would be to decrease the number of redemptions to provide additional financing to the combined company following the closing of the Business Combination or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met; however, pursuant to SEC guidance, if the Sponsor, SPAC’s directors, officers, advisors, or any of their respective affiliates purchase Public Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, such Public Shares would not be voted in favor of the Proposals. Any such purchases of SPAC’s Public Shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements. Further, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, in relevant part, through adherence to the following: (a) this proxy statement/prospectus discloses the possibility that Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates may purchase SPAC Class A Shares from SPAC Public Shareholders outside the redemption process, along with the purpose of such purchases; (b) if the Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates were to purchase SPAC Class A Shares from SPAC Public Shareholders: (1) the Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates would do so at a price no higher than the price offered through the redemption process; (2) such purchased shares would not be voted in favor of approving the Business Combination transaction; (3) the Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates would not possess any redemption rights with respect to such purchased shares or, if they do acquire and possess redemption rights, they would waive such rights; and (4) the SPAC would disclose in a Current Report on Form 8-K, before the EGM, the following: (i) the amount of SPAC securities purchased outside of the redemption offer by the Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates, along with the purchase price; (ii) the purpose of such purchases; (iii) the impact, if any, of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities of the SPAC’s selling shareholders for such purchases (if not purchased on the open market) or the nature of the SPAC’s shareholders (e.g., 5% shareholders) who sold to Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates; and (v) the number of SPAC Class A Shares for which SPAC has received redemption requests pursuant to the redemption offer. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the public shares of SPAC Class A Shares by SPAC or the persons described above have been entered into. The SPAC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates. To the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

In addition, if such purchases are made, the public “float” of the SPAC Class A Shares may be reduced and the number of beneficial holders of the SPAC’s securities following the Business Combination may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of the SPAC’s securities on a national securities exchange.

The SPAC is dependent upon its directors and officers and their loss could adversely affect the SPAC’s ability to complete the Business Combination.

The SPAC’s operations are dependent upon a relatively small group of individuals and, in particular, its officers and directors. The SPAC believes that its success depends on the continued service of its officers and directors, at least until it has completed an initial business combination. In addition, its officers and directors are not required to commit any specified amount of time to the SPAC’s affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence. The SPAC does not have an employment agreement with, or key-man insurance on the life of, any of its directors or officers. The unexpected loss of the services of one or more of the SPAC’s directors or officers could have a detrimental effect on the SPAC.

The SPAC’s directors and officers will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to the SPAC’s affairs. This conflict of interest could have a negative impact on the SPAC’s ability to complete the Business Combination.

The SPAC’s directors and officers are not required to, and may not, commit their full time to its affairs, which may result in a conflict of interest in allocating their time between the SPAC’s operations and the Closing, on the one hand, and their other business endeavors. The SPAC’s directors and officers are not obligated to contribute any specific number of hours per week to the SPAC’s affairs and may also serve as officers or board members for other entities. If its officers’ and directors’ other business affairs require them to devote time to such other affairs, this may have a negative impact on the SPAC’s ability to complete the Business Combination.

Past performance by the SPAC’s management team or entities affiliated with the SPAC or the Sponsor, may not be indicative of future performance of an investment in the SPAC following the Business Combination.

Past performance by the SPAC’s management team or entities affiliated with the SPAC or the Sponsor is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of the SPAC’s management team, entities affiliated with the SPAC or the Sponsor as indicative of the future performance of an investment in the SPAC following the Business Combination or the returns the SPAC following the Business Combination will, or is likely to, generate going forward.

The SPAC’s management concluded that there is substantial doubt about its ability to continue as a “going concern.”

As of September 30, 2025, SPAC had $51,431 of cash and a working capital deficiency of $625,273, and $31,338,322 of demand deposit held in the Trust Account to be used for a business combination or to repurchase or redeem the SPAC Class A Shares in connection therewith. The SPAC’s liquidity condition raises substantial doubt about the SPAC’s ability to continue as a going concern.

If the SPAC is unable to raise additional funds to alleviate liquidity needs and complete a business combination by July 3, 2026, the SPAC will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the SPAC’s ability to continue as a going concern.

If the Organizational Documents Proposal is approved, the SPAC can avoid the “penny stock rules” by either (1) having net tangible assets of at least $5,000,001 (the “NTA Rule”) or (2) listing its ordinary shares on the Nasdaq Stock Market (Rule 3a51-1(a)(2) or the “Exchange Rule”). If the SPAC does not have net tangible assets of at least $5,000,001, then the SPAC may be required to comply with the “penny stock rules” and this could affect the market for the SPAC’s securities and the ability of the SPAC to raise capital following the Business Combination.

The Organizational Documents Proposal seeks to amend the SPAC’s Organizational Documents, which includes amendments to remove the requirement that SPAC have net tangible assets of at least $5,000,001 at the closing of the Business Combination. As disclosed in the SPAC IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, the SPAC may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including (1) the company has net tangible assets of at least $5,000,001 (the “NTA Rule”) or (2) the company is listed on the Nasdaq Stock Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). The SPAC may avoid being deemed a penny stock issuer in reliance upon the NTA Rule or the Exchange Rule.

The SPAC is asking its shareholders to vote on the Organizational Documents Proposal now, because the SPAC may not be able to satisfy the NTA Rule. If the SPAC’s shareholders approve the Organizational Documents Proposal, then this requirement no longer will be applicable to the Business Combination.

In addition to the foregoing, if SPAC Class A Share is delisted from Nasdaq and it trades on the over-the-counter market, the application of the “penny stock” rules could adversely affect the market price of SPAC Class A Share and increase the transaction costs to sell those shares. The SEC has adopted regulations which generally define a “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. If SPAC Class A Share is delisted from Nasdaq and it trades on the over-the-counter market at a price of less than $5.00 per share, SPAC Class A Share would be considered a penny stock. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. If applicable in the future, these rules may restrict the ability of brokers-dealers to sell SPAC Class A Share and may affect the ability of investors to sell their shares, until SPAC Class A Share no longer is considered a penny stock.

Shareholder litigation could prevent or delay the Closing or otherwise negatively impact business, operating results and financial condition.

The SPAC may incur additional costs in connection with the defense or settlement of any shareholder litigation in connection with the proposed Business Combination. Litigation may adversely affect the SPAC’s ability to complete the proposed Business Combination. The SPAC could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to the SPAC’s directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting the SPAC’s ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected timeframe or at all.

There is no assurance when or if the Business Combination will be completed.

The completion of the Business Combination is subject to the satisfaction or waiver of a number of conditions as set forth in the Business Combination Agreement, including, among others, (i) approval of the Business Combination by the SPAC’s Shareholders and the Company’s shareholders; (ii) effectiveness of the proxy statement/prospectus; (iii) receipt of approval for issuance of the SPAC Class A Shares in connection with the Transactions; and (iv) no governmental authority having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or governmental order that is then in effect and which has the effect of making the Closing illegal or which otherwise prevents or prohibits consummation of the Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial, and all regulatory approvals required in connection with the Business Combination have been obtained from or waived by the relevant governmental authority.

No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the Business Combination will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. The SPAC cannot provide assurance that the Business Combination will be completed on the terms or timeline currently contemplated, or at all.

The SPAC EGM may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Business Combination Proposal are approved by the SPAC’s Shareholders, the SPAC would not be required to seek further approval of the SPAC’s Shareholders, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect on the SPAC or the Company.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than the SPAC expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that the SPAC expects to achieve from the Business Combination.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Eureka Board will not have the ability to adjourn the SPAC EGM to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Eureka Board is seeking approval to adjourn the SPAC EGM to a later date or dates if, at the SPAC EGM, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, the Eureka Board will not have the ability to adjourn the SPAC EGM to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such an event, the Business Combination would not be completed.

If, before distributing the proceeds in the Trust Account to Public Shareholders, the SPAC files a bankruptcy, insolvency, or winding up petition or an involuntary bankruptcy, insolvency or winding up petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of its shareholders, even for funds in the Trust Account and the per-share amount that would otherwise be received by its shareholders in connection with its liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Public Shareholders, the SPAC files a bankruptcy, insolvency or winding up petition or an involuntary bankruptcy, insolvency or winding up petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in the SPAC’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per-share amount that would otherwise be received by shareholders in connection with the SPAC’s liquidation may be reduced.

If third parties bring claims against the SPAC, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than US$10.00 per share.

The SPAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against it. Although it will seek to have all vendors, service providers, and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against the SPAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, the SPAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to the SPAC than any alternative.

Examples of possible instances where the SPAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the SPAC and will not seek recourse against the Trust Account for any reason. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the US$10.00 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to a letter agreement with the Initial Shareholders, the Sponsor has agreed that it will be liable to the SPAC if and to the extent any claims by a third party for services rendered or products sold to it in excess of the net proceeds of the SPAC IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account; provided, that, such liability will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the SPAC’s indemnity of the underwriter of the SPAC IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

However, the SPAC has not asked the Sponsor to reserve for such indemnification obligations, nor has the SPAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the SPAC believes that the Sponsor’s only assets are securities of the SPAC. Therefore, the SPAC cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than US$10.00 per share. In such event, the SPAC may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your SPAC Public Shares. None of the SPAC’s officers or directors will indemnify the SPAC for claims by third parties including claims by vendors and prospective target businesses.

If, after the SPAC distributes the proceeds in the Trust Account to Public Shareholders, the SPAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Eureka Board may be viewed as having breached their fiduciary duties to its creditors, thereby exposing the members of its board of directors and the SPAC to claims of punitive damages.

If the SPAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by the SPAC’s shareholders. In addition, the Eureka Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and the SPAC to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, either the SPAC or the Company can refuse to complete the Business Combination if there is a material adverse effect affecting the other party between the signing date of the Business Combination Agreement and the planned closing. However, certain types of changes do not permit either party to refuse to complete the Business Combination, even if such change could be said to have a material adverse effect on the Company, including, among others, the following events (except, in some cases, where the change has a disproportionate effect on a party):

(a)	general changes in the financial or securities markets or general economic or political conditions;

(b)	changes, conditions or effects that generally affect the industries;

(c)	any change in applicable laws or U.S. GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements;

(d)	conditions caused by acts of God, epidemic, terrorism, war (whether or not declared), natural disaster or pandemic;

(e)	any failure in and of itself to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period;

(f)	with respect to the SPAC, the consummation and effects of any redemption;

(g)	the announcement or the existence of, express compliance with or performance under the Business Combination Agreement or the Transactions;

(h)	any action not otherwise required by the Business Combination Agreement or the Ancillary Documents or applicable law that is taken at the express written request of the SPAC and in accordance with such instructions;

(i)	any changes after the Signing Date in applicable Law, excluding GAAP or any other accounting principles (or authoritative interpretations thereof);

(j)	or any event, occurrence, fact, condition, or change referred to in clauses (a), (b), (d) and (i) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on the SPAC or the Company or any of the Company’s subsidiaries compared to other participants in the same industries.

Furthermore, the SPAC or the Company may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the Business Combination, the SPAC’s share price may suffer.

Subsequent to the completion of the Business Combination, the SPAC may be required to take write-downs or write-offs, restructure its operations, or incur unanticipated losses, impairment or other charges or liabilities that could have a significant negative effect on its financial condition, results of operations and the trading price of the SPAC’s securities, which could cause the SPAC’s shareholders to lose some or all of their investment.

Although the SPAC has conducted due diligence on the Company, the SPAC cannot assure you that this diligence identified all material issues that may be present with the business of the Company. The SPAC cannot rule out that factors outside of the target business and outside of its control will not later arise. As a result of these factors, following the consummation of the Business Combination, the SPAC may be forced to write down or write off assets, restructure its operations, or incur unanticipated losses impairment or other charges or liabilities that could result in it reporting losses. Even if the SPAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the SPAC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the SPAC’s liquidity, the fact that the SPAC reports charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. In addition, charges of this nature may cause the SPAC to be unable to obtain future financing on favorable terms or at all.

During the interim period, the SPAC is prohibited from entering into certain transactions that might otherwise be beneficial to the SPAC or its shareholders.

Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, the SPAC is subject to certain limitations on the operations of its business, including restrictions on its ability to merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any entity other than the Company, as summarized under the “The Business Combination Agreement and the Ancillary Documents—Business Combination Agreement—Covenants.” The limitations on the SPAC’s conduct of its business during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

The Business Combination remains subject to conditions that the SPAC cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated.

The Business Combination is subject to a number of conditions. There are no assurances that all conditions to the Business Combination will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the Business Combination are not met (and are not waived, to the extent waivable), then either the SPAC or the Company may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement or amend the termination date upon which either SPAC or the Company may terminate the Business Combination Agreement. See “Proposal No. 2 — The Business Combination Proposal.”

The SPAC’s shareholders may have limited remedies if their shares suffer a reduction in value following the Business Combination, and may face difficulties in protecting their interests, and a shareholder’s ability to protect its rights through the U.S. federal courts may be limited.

Any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value, unless they are able to successfully claim that the reduction was due to the breach by the SPAC’s officers or directors of a duty of care or other fiduciary duties, or if they are able to successfully bring a private claim under securities laws that the proxy/registration statement relating to the Business Combination contained an actionable material misstatement or material omission.

The SPAC is currently an exempted company incorporated under the laws of the Cayman Islands and, following the completion of the Business Combination, it will continue as a company existing under the CBCA. The Company is a Canadian company. Following the Business Combination, the SPAC will continue to conduct a majority of its operations through its subsidiaries in Canada. Substantially all of the SPAC’s assets following the Business Combination will be located outside of the United States. A majority of the SPAC’s officers and directors following the Business Combination will reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for their shareholders to effect service of process within the United States upon the directors or executive officers of the SPAC and the Company, or enforce judgments obtained in the United States courts against the directors or officers of the SPAC and the Company. We are not aware of any reported class action having been brought in a Cayman Islands court or a Canada court. Derivative actions have been brought in the Cayman Islands courts and Canada courts, and the Cayman Islands courts and Canada courts have confirmed the availability for such actions as a matter of common law.

The corporate affairs of the SPAC is currently governed by its Organizational Documents, the Cayman Companies Act and the common law of the Cayman Islands. The corporate affairs of the Company and the SPAC following the Business Combination is governed by their respective Organizational Documents, the Canadian laws and the common law of Canada. The rights of shareholders to take action against directors, the ability of minority shareholders to initiate actions, and the fiduciary duties of directors to the SPAC and the Company, are, to a large extent, governed by the common law of the Cayman Islands or Canada. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of the shareholders of the SPAC and the Company and the fiduciary duties of the directors of the SPAC under Cayman Islands law are not clearly established as what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

As a result of all of the above, public shareholders of the SPAC may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors of the SPAC and the Company or controlling shareholders than they would as public shareholders of a U.S. company.

The SEC has issued final rules and guidance relating to certain activities of SPACs. The need for compliance with these rules and the guidance may increase the costs and time needed to complete the SPAC’s initial business combination and may constrain the circumstances under which the SPAC could complete the Business Combination.

On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”) relating to, among other things, disclosures in SEC filings in connection with business combination transactions involving special purpose acquisition companies (“SPACs”) and private operating companies; the financial statement requirements applicable to transactions involving shell companies; and the use of projections by SPACs in SEC filings in connection with proposed business combination transactions. In connection with the issuance of the 2024 SPAC Rules, the SEC also issued guidance (the “SPAC Guidance”) regarding the potential liability of certain participants in business combination transactions and the extent to which SPACs could become subject to regulation under the Investment Company Act. The need for compliance with the 2024 SPAC Rules and the SPAC Guidance may increase the costs and time required to consummate a business combination and may constrain the circumstances under which the SPAC could complete the Business Combination.

If the SPAC is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for the SPAC to complete the Business Combination and the other proposed transactions.

If the SPAC is deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

●	restrictions on the nature of its investments; and

●	restrictions on the issuance of securities; each of which may make it difficult for the SPAC to complete its initial business combination. In addition, the SPAC may have imposed upon us burdensome requirements, including:

o	registration as an investment company with the SEC;

o	adoption of a specific form of corporate structure; and

o	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not currently subject to.

In addition, the SPAC may have imposed upon it burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless the SPAC can qualify for an exclusion, the SPAC must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The SPAC’s business will be to enter into the Business Combination and thereafter to operate the post-Business Combination business or assets for the long term.

The SPAC does not believe that its activities or the Business Combination or other transactions described herein will subject it to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds to these instruments, and by entering into the Business Combination and other transactions for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), the SPAC intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

If the SPAC were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which the SPAC has not allotted funds and may hinder its ability to complete the Business Combination and the other transactions contemplated herein. If the SPAC is unable to complete the Business Combination and other transactions within the required time period, our Public Shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of the SPAC’s Trust Account and our rights will expire worthless.

We are aware of litigation against certain special purpose acquisition companies asserting that notwithstanding the foregoing, those special purpose acquisition companies should be considered investment companies. Although we believe that these claims are without merit, we cannot guarantee that the SPAC will not be deemed to be an investment company and thus subject to the Investment Company Act. If the SPAC were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete an initial business combination or may result in our liquidation. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.00 per share on the liquidation of our trust account and our rights will expire worthless, and our public shareholders would also lose the possibility of an investment opportunity in a target company as well as any potential price appreciation in the combined company following a business combination.

The Business Combination may be a taxable event for U.S. Holders of SPAC Class A Shares

Subject to the limitations and qualifications described in “Certain Material U.S. Federal Income Tax Considerations,” the parties intend to take the position that the SPAC Continuance constitutes a tax-deferred reorganization pursuant to Section 368(a) of the Code. If the SPAC Continuance is so treated, a U.S. Holder would not recognize gain or loss on the deemed exchange of SPAC Class A Shares for Pubco Class A Shares pursuant to the Business Combination. The provisions of Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of the SPAC’s control.

Moreover, Section 367(a) of the Code may apply to the Business Combination. Section 367(a) of the Code, and the applicable Treasury Regulations promulgated thereunder, should generally only apply to U.S. Holders who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Business Combination (a “5 Percent Holder”) who do not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8 (a “GRA”).

The requirements for gain recognition (and the exceptions thereto) under Section 367(a) and the applicable Treasury Regulations promulgated thereunder are not discussed herein. If you believe that you will be a 5 Percent Holder, you are strongly urged to consult your tax advisor regarding the potential application of the rules of Section 367(a) of the Code to the Business Combination (including the possibility of entering into a GRA).

If the SPAC Continuance does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder that is deemed to exchange its SPAC Class A Shares for the consideration pursuant to the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the Pubco Class A Shares received and (ii) the U.S. Holder’s adjusted tax basis in the SPAC Class A Shares deemed exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Business Combination, see “Certain Material U.S. Federal Income Tax Considerations” in this proxy statement/prospectus. Holders should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Further, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Business Combination. All U.S. Holders considering exercising redemption rights with respect to their SPAC Class A Shares and, after the Business Combination, Pubco Class A Shares (as applicable) are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Business Combination and exercise of redemption rights.

Risks Related to Redemption

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your SPAC Public Shares, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the SPAC’s completion of the Business Combination, and then only in connection with those SPAC Public Shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any SPAC Public Shares properly tendered in connection with a shareholder vote to amend the SPAC’s Organizational Documents (A) to modify the substance or timing of the SPAC’s obligation to provide holders of SPAC Class A Shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of the SPAC Public Shares if the SPAC does not complete a business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public Shareholders may be forced to wait beyond July 3, 2026 if SPAC extends the period of time to consummate a business combination, before they receive funds from the Trust Account. In no other circumstances will the SPAC’s Shareholders have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your SPAC Public Shares, potentially at a loss.

The SPAC Public Shareholders who wish to redeem their SPAC Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. If Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their SPAC Public Shares for a pro rata portion of the funds held in the Trust Account.

Public Shareholders who wish to redeem their SPAC Public Shares for a pro rata portion of the Trust Account must (i) submit a written request to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, in which you request that SPAC redeem all or a portion of your SPAC Public Shares for cash, and identify yourself as the beneficial holder of the SPAC Public Shares and provide your legal name, phone number and address; and (ii) deliver your Public Shares to the transfer agent (together with any applicable share certificates and redemption forms), either physically or electronically through Depository Trust Company, in each case at least two (2) business days prior to the vote at the SPAC EGM. Any SPAC Public Shareholder who fails to properly demand redemption of such shareholder’s SPAC Public Shares will not be entitled to convert his, her or its SPAC Public Shares into a pro rata portion of the Trust Account. In addition, SPAC will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite SPAC’s compliance with these rules, if a shareholder fails to receive SPAC’s tender offer or proxy materials, as applicable, such shareholder may not become aware of the opportunity to redeem its SPAC Public Shares. Furthermore, the proxy materials, as applicable, that SPAC will furnish to holders of SPAC Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem SPAC Public Shares. In the event that a shareholder fails to comply with these procedures, his, her or its SPAC Public Shares will not be redeemed.

The ability of a large number of the SPAC’s Public Shareholders to exercise redemption rights may not allow the SPAC to consummate the most desirable business combination or optimize its capital structure.

In connection with the successful consummation of the SPAC’s business combination, Public Shareholders may redeem up to that number of SPAC Class A Shares that would permit the SPAC to maintain net tangible assets of $5,000,001. If the SPAC’s business combination requires it to use substantially all of its cash to pay the purchase price, the redemption threshold may be further limited. Alternatively, the SPAC may need to arrange third party financing to help fund its business combination in case a larger percentage of the SPAC’s Public Shareholders exercise their redemption rights than expected. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit the SPAC’s ability to effectuate the most attractive business combination available to the SPAC. In the event the aggregate cash consideration the SPAC would be required to pay for all SPAC Class A Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to it, the SPAC will not complete the business combination or redeem any shares, all SPAC Class A Shares submitted for redemption will be returned to the holders thereof, and the SPAC instead may search for an alternate business combination.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the SPAC Public Shares issued in the SPAC IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the SPAC Public Shares issued in the SPAC IPO.

A shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from redeeming in the aggregate his, her or its SPAC Public Shares or, if part of such a group, the group’s SPAC Public Shares, in excess of 15% of the SPAC Public Shares included in the SPAC Units sold in the SPAC IPO. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, the SPAC will require each shareholder seeking to exercise redemption rights to certify to the SPAC whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to share ownership available to the SPAC at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which the SPAC makes the above-referenced determination. Your inability to redeem any such excess SPAC Public Shares will reduce your influence over the SPAC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in the SPAC if you sell such excess SPAC Public Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess SPAC Public Shares if the SPAC consummates the Business Combination. As a result, you will continue to hold that number of SPAC Public Shares aggregating to more than 15% of the SPAC Public Shares included in the SPAC Units sold in the SPAC IPO and, in order to dispose of such excess SPAC Public Shares, would be required to sell your SPAC Public Shares in open market transactions prior to the consummation of the Business Combination, potentially at a loss. There is no assurance that the value of such excess SPAC Public Shares will appreciate over time following the Business Combination or that the market price of the SPAC Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge the SPAC’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, the SPAC’s Shareholders’ ability to vote all of their SPAC Class A Shares (including such excess SPAC Public Shares) for or against the Business Combination Proposal and all other proposals presented at the extraordinary general meeting is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its SPAC Public Shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

There is no assurance as to the price at which a SPAC shareholder may be able to sell its SPAC Public in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price, and may result in a lower value realized now than a SPAC Public Shareholder might realize in the future had the shareholder not redeemed its SPAC Public Shares. Similarly, if a SPAC Public Shareholder does not redeem its SPAC Public Shares, the shareholder will bear the risk of ownership of the SPAC Class A Shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder of the SPAC should consult the shareholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Risks If the Business Combination Is Not Consummated

Termination of the Business Combination Agreement could negatively impact the SPAC and the Company.

If the Business Combination is not completed for any reason, including as a result of SPAC shareholders declining to approve the Proposals required to effect the Business Combination, the ongoing businesses of the Company and SPAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, the Company and the SPAC would be subject to a number of risks, including the following:

●	The SPAC or the Company may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

●	the Company may experience negative reactions from its customers, vendors and employees;

●	the Company and the SPAC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

●	since the Business Combination Agreement restricts the conduct of the Company’s and the SPAC’s businesses prior to completion of the Business Combination, each of the Company and the SPAC may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

In addition, if the Business Combination Agreement is terminated and the board of directors of the SPAC seeks another merger or business combination, the SPAC’s shareholders cannot be certain that the SPAC will be able to find another acquisition target or that such other merger or business combination will be completed. Any potential target business with which the SPAC enters into negotiations concerning an initial business combination will be aware that the SPAC must complete its initial business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date). Consequently, if the SPAC is unable to complete this Business Combination, a potential target business may obtain leverage over it in negotiating an initial business combination, knowing that if the SPAC does not complete its initial business combination with that particular target business, it may be unable to complete its initial business combination with any target business. This risk will increase as the SPAC gets closer to the timeframe described above. In addition, the SPAC may have limited time to conduct due diligence and may enter into its initial business combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, the SPAC may have insufficient working capital to continue efforts to pursue a business combination.

If the SPAC is unable to complete this Business Combination, or another business combination, within the prescribed time frame, the SPAC would cease all operations except for the purpose of winding up and redeem all the SPAC Public Shares and liquidate.

The SPAC must complete its initial business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date). If the SPAC has not completed this Business Combination, or another business combination, within such time period, the SPAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the SPAC Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC, divided by the number of the then-outstanding SPAC Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the SPAC’s remaining shareholders and the Eureka Board, liquidate and dissolve, subject in each case to the SPAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The SPAC’s Organizational Documents provide that, if the SPAC voluntarily winds up for any other reason prior to the consummation of its initial business combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. In either such case, Public Shareholders may receive only US$[●] per share, or less than US$[●] per share, on the redemption of their shares.

Risks Related to Pubco’s Securities Following the Business Combination

An active market for the Pubco’s securities following the Business Combination may not develop, which would adversely affect the liquidity and price of the Pubco’s securities.

The price of the Pubco’s securities following the Business Combination may vary significantly due to factors specific to the Pubco as well as to general market or economic conditions. Furthermore, an active trading market for the Pubco’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

The share price of Pubco’s securities following the Business Combination may be volatile and could decline substantially.

The market price of the Pubco’s securities following the Business Combination may be volatile, both because of actual and perceived changes in the Pubco’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in the Pubco’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the Pubco or other companies in a similar business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other education technology companies;

●	announcements by the Pubco or its competitors of expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving the Pubco;

●	additions and departures of key personnel and senior management;

●	the passage of legislation or other developments affecting the Pubco or its industry;

●	the trading volume of the Pubco’s shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on the Pubco’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and regional economies;

●	financial market conditions; and

●	natural disasters, terrorist acts, acts of war or periods of civil unrest.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Pubco’s securities.

The Pubco’s securities following the Business Combination may not continue to be listed on Nasdaq, which could limit investors’ ability to make transactions in the Pubco’s securities and subject the Pubco to additional trading restrictions.

The Pubco Class A Shares are currently listed on Nasdaq and it is anticipated that, following the Business Combination, the Pubco’s securities will be listed on Nasdaq. However, the Pubco cannot assure you that the Pubco’s securities will continue to be listed on Nasdaq in the future. In order to continue listing its securities on Nasdaq, the Pubco following the Business Combination must maintain certain financial, distribution and stock price levels. Generally, the Pubco must maintain a minimum number of holders of its securities (generally 400 public holders). Additionally, in connection with the Business Combination, the Pubco will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. The Pubco cannot assure you that it will be able to meet those initial listing requirements at that time, which may subject the Pubco to additional trading restrictions.

The sale or availability for sale of substantial amounts of Pubco Class A Shares following the business combination could adversely affect their market price.

Sales of substantial amounts of the Pubco Class A Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the Pubco Class Shares and could materially impair the Pubco’s ability to raise capital through equity offerings in the future. The Pubco’s Class A Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, certain shareholders of the Company becoming the Pubco’s shareholders as a result of the Business Combination, have agreed, subject to certain exceptions, not to transfer any Pubco Shares for a lock-up period ending earlier of (i) three-hundred and sixty-five (365) days after the Closing, or (ii) the date on which the Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Pubco’s shareholders having the right to exchange their Pubco Shares or other equity securities of the Pubco for cash, securities or other property. Thereafter, the Pubco Shares held by these shareholder may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. In addition, pursuant to the Registration Rights Agreement, the Pubco will agree to register for resale, pursuant to applicable securities laws and regulations, with respect to certain the Pubco’s securities held by the Sponsor and certain shareholders of the Company.

There will be [●] outstanding and issued Pubco Shares immediately after the Business Combination, assuming no redemption of Pubco Class A Shares. We cannot predict what effect, if any, market sales of securities held by the Pubco’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the Pubco Shares.

Volatility in the Pubco’s share price could subject the Pubco to securities class action litigation.

The market price of Pubco Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. After the completion of the Business Combination, the Pubco may be the target of securities class action litigation and investigations. Securities litigation against the Pubco, regardless of the result thereof, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect the Pubco’s business, financial condition and results of operations.

The requirements of being a public company may strain the Pubco’s resources, divert the Pubco’s management’s attention and affect the Pubco’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, the Pubco is subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, the Pubco will incur relevant legal, accounting and other expenses, and these expenses may increase even more if the Pubco no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. See “Summary of the Proxy Statement/Prospectus—Emerging Growth Company.” The Exchange Act requires, among other things, that the Pubco file annual and current reports with respect to the Pubco’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that the Pubco maintains effective disclosure controls and procedures and internal control over financial reporting. The Pubco may need to hire more employees or engage outside consultants to comply with these requirements, which will increase its costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase the Pubco’s legal and financial compliance costs and render the Pubco’s certain business activities more time-consuming and costly.

The Pubco’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing the Pubco’s growth strategy, which could prevent the improvement of the Pubco’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for the Pubco to obtain director and officer liability insurance, and consequently the Pubco may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on the Pubco’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of the Pubco’s board of directors, particularly to serve on the Pubco’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, the Pubco’s business and financial condition will become more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Pubco’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in the Pubco’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on the Pubco’s business, financial condition, results of operations, prospects and reputation.

Market volatility could impact the share price and trading volume of the Pubco’s securities.

The trading market for the Pubco’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for Pubco Shares.

A possible “short squeeze” due to a sudden increase in demand of Pubco Shares that largely exceeds supply may lead to price volatility in Pubco Shares. Investors may purchase Pubco Shares to hedge existing exposure or to speculate on the price of Pubco Shares. Speculation on the price of Pubco Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of Pubco Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase Pubco Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Pubco Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Pubco Shares that are not directly correlated to the operating performance of the Pubco.

There will be material differences between your current rights as a holder of Pubco Public Shares prior to and after the Business Combination.

The Pubco is currently incorporated as an exempted Cayman Islands company. Upon completion of the Business Combination, the Pubco is expected to be continued from Cayman Islands to Canada, and continue as a company existing under the CBCA. There will be material differences between the current rights of the Pubco’s shareholders and the rights you will have as a holder of shares of a Canadian company. For a more detailed discussion of the differences in the rights of the Pubco’s shareholders prior to and after the Business Combination, see the section of this proxy statement/prospectus titled “Comparison of Shareholder Rights.”

Upon completion of the Business Combination, the market price for the Pubco’s securities may be affected by factors different from those that historically have affected the Pubco.

Upon completion of the Business Combination, the results of operations of the Pubco will be affected by some factors that are different from those currently affecting the results of operations of the Pubco.. The Pubco is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. The Pubco, after the consummation of the Business Combination, will focus on providing autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations. The Pubco’s business and results of operations after the consummation of the Business Combination will be affected by regional, country, and industry risks and operating risks to which the Pubco prior to the Business Combination was not exposed. For a discussion of the business that is currently conducted and proposed to be conducted by the Pubco, see the section of this proxy statement/prospectus titled “Business and Certain Information of Marine Thinking” and “Business and Certain Information about Eureka.”

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an IPO and may create risks for the Pubco’s unaffiliated investors.

A conventional initial public offering (an “IPO”) involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company, such as the Pubco, does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public.

In addition, going public via a business combination with a special purpose acquisition company does not involve a bookbuilding process as is the case in an IPO. In any IPO, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a special purpose acquisition company, the value of the Company is established by means of negotiations between the Company and the Pubco. The process of establishing the value of the Company in a business combination may be less effective than an IPO bookbuilding process and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, while IPOs are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an IPO, there is no comparable process of generating investor demand in connection with a business combination between the Company and the Pubco, which may result in lower demand for the Pubco’s securities after the Closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility.

The Pubco currently is, and after the completion of the Business Combination, will be an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make the Pubco’s securities less attractive to investors.

The Pubco is currently and, following the consummation of the Business Combination, the Pubco will be an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. The Pubco, following the Closing, may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in the Pubco’s periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Pubco does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The Pubco will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (i) following the fifth anniversary of the consummation of the Pubco IPO, (ii) in which the Pubco has total annual gross revenue of at least $1.235 billion, or (iii) in which the Pubco is deemed to be a large accelerated filer, which means the market value of the Pubco’s securities that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which the Pubco has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Investors may find the Pubco’s securities less attractive if it chooses to rely on these exemptions, and there may be a less active trading market for the Pubco’s securities, and the price of such securities may be more volatile.

The proposed New Articles and New Bylaws of the Pubco following the Business Combination contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The proposed New Articles and New Bylaws of the Pubco that will be in effect upon consummation of the Business Combination contain provisions, including advance notice provisions, that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Pubco’s securities, and therefore depress the trading price of Pubco Class A Shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the Pubco or taking other corporate actions, including effecting changes in the Pubco’s management following the Business Combination. See “Description of Pubco Shares After the Business Combination.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Pubco’s board of directors or management.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about the Pubco, the Pubco’s business, its market or its competitors, or if they change their recommendations regarding the SPAC’s securities adversely, the price and trading volume of the Pubco’s securities could decline.

The trading market for the Pubco’s securities will be influenced by the research and reports that industry or securities analysts may publish about the Pubco, the Pubco’s business, its market or its competitors. If any of the analysts who may cover the SPAC following the Business Combination change their recommendation regarding the Pubco’s securities adversely, or provide more favorable relative recommendations about the Pubco’s competitors, the price of the Pubco’s securities would likely decline. If any analyst who may cover the Pubco following the Business Combination were to cease their coverage or fail to regularly publish reports on the Pubco, the Pubco could lose visibility in the financial markets, which could cause the price or trading volume of the Pubco’s securities to decline.

If after the completion of the Business Combination, the Pubco fails to implement and maintain effective internal controls over financial reporting, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of the Pubco Class A Shares may be materially adversely affected.

The Pubco is currently and, following the consummation of the Business Combination, will continue to be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that the Pubco maintains effective disclosure controls and procedures and internal control over financial reporting (“ICFR”). Following the consummation of the Business Combination, the Pubco needs to continue perform system and process evaluation and testing of its ICFR to allow management to report on the effectiveness of its ICFR, as required by Section 404 of the Sarbanes-Oxley Act.

Once the Pubco ceases to be an “emerging growth company” as the term is defined in the JOBS Act or non-accelerated filer, its independent registered public accounting firm must attest to and report on the effectiveness of its ICFR. The Pubco’s management and its independent registered public accounting firm may conclude that its ICFR is not effective. As a result, the Pubco may incur significant expenses and devote substantial effort to expand its accounting and finance functions.

The Pubco’s ICFR will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in control systems, misstatements due to error or fraud could occur in the future, and a control system could fail to detect control issues and fraud.

If the Pubco fails to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or to maintain proper and effective internal controls, it may not produce accurate financial statements in a timely manner. As a result, the market price of the Pubco Class A Shares may decline and the Pubco could be subject to sanctions or investigations by the Nasdaq Stock Market, SEC or other regulatory authorities.

The Pubco’s principal shareholders, including Lishao Wang, Patrick Sapphire, Xiaoge Cheng, and Teng Chen, have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for the Pubco’s securities and materially reduce the value of your investment.

Immediately following the completion of the Business Combination, Lishao Wang, Patrick Sapphire, Xiaoge Cheng, and Teng Chen will together hold a majority of the voting power of the then issued and outstanding share capital of the Pubco, assuming full redemption of the Pubco’s Public Shares.

This concentration of voting rights may discourage, delay or prevent a change in control of the Pubco, which could have the dual effect of depriving the Pubco’s shareholders of an opportunity to receive a premium for their shares as part of a sale of the Pubco and reducing the price of Pubco Class A Shares. As a result of the foregoing, the value of your investment could be materially reduced.

The Pubco following the completion of the Business Combination does not intend to pay dividends before it becomes profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation in the price of the Pubco Class A Shares.

The Pubco following the completion of the Business Combination does not intend to pay any cash dividends before it becomes profitable, which may not occur in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Pubco’s board of directors. Accordingly, you may need to rely on sales of the Pubco Class A Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

If the Pubco is characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based upon the composition of its income and assets, Pubco may be considered a PFIC for its current taxable year that ends as a result of the Business Combination. The determination of whether the Pubco will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by the Pubco and the Company and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that the Pubco will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether the Pubco or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in the composition of the Pubco’s income or the composition of its assets, or a decline in its market capitalization may cause it to be or become a PFIC for the current or subsequent taxable years. Whether the Pubco is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If the Pubco is a PFIC for any taxable year, a U.S. Holder of its securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Material U.S. Federal Tax Considerations—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders of the Pubco’s or the Company’s securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to the Pubco and the ownership of its securities.

Upon completion of the Business Combination, the Pubco may raise substantial additional funding to support its business development.

Upon completion of the Business Combination, given the likelihood of high redemption in connection with the Business Combination, the Pubco may need substantial additional funding to support its business development. This need for capital is expected to persist and potentially increase following the proposed business combination, as the Pubco will assume and continue the Company’s business activities. In particular, the Pubco anticipates that its expenses will rise significantly in connection with ongoing and future activities, including advancing its provisions of autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations. As a result, it is likely that the Pubco will need to raise substantial additional capital through a variety of potential sources, such as public or private equity offerings, debt financings, strategic collaborations, licensing agreements, or other funding arrangements. However, there can be no assurance that such funding will be available when needed or on terms acceptable to the Pubco. If the Pubco is unable to secure adequate financing on favorable terms, or at all, it may be forced to delay, reduce, or eliminate its business development, including its research and development activities. These funding shortfalls could materially and adversely affect the Pubco’s business prospects, financial condition, and ability to achieve long-term growth.

EXTRAORDINARY GENERAL MEETING OF EUREKA SHAREHOLDERS

General

The SPAC is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Eureka Board for use at the SPAC EGM to be held on [   ], 2026, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to SPAC’s shareholders on or about [   ], 2026. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

All shareholders of the SPAC as of the record date, or their duly appointed proxies, may attend the extraordinary general meeting. For the purpose of satisfying requirements of Cayman Islands law, the extraordinary general meeting will be conducted at a physical location. The SPAC is also providing a live webcast of the extraordinary general meeting via a virtual shareholder meeting format. The SPAC encourages you to attend the extraordinary general meeting virtually via live webcast by visiting.

The SPAC’s virtual extraordinary general meeting format uses technology designed to increase shareholder access, save the SPAC and its shareholders time and money, and provide its shareholders rights and opportunities to participate in the virtual extraordinary general meeting similar to those they would have at the in-person extraordinary general meeting, at no cost. In addition to online attendance, the SPAC provides shareholders with an opportunity to hear all portions of the official extraordinary general meeting as conducted by the Eureka Board, submit written questions and comments during the SPAC EGM, and vote online during the open poll portion of the SPAC EGM. The SPAC welcomes your suggestions on how it can make its virtual extraordinary general meeting more effective and efficient.

Shareholders will have multiple opportunities to submit questions to the SPAC for the SPAC EGM. Shareholders who wish to submit a question in advance may do so by pre-registering online and then selecting the chat box link. Shareholders also may submit questions live during the meeting. Questions pertinent to extraordinary general meeting matters may be recognized and answered during the extraordinary general meeting in the SPAC’s discretion, subject to time constraints. The SPAC reserves the right to edit or reject questions that are inappropriate for extraordinary general meeting matters. In addition, the SPAC will offer live technical support for all shareholders attending the extraordinary general meeting virtually.

To attend online and participate in the extraordinary general meeting, shareholders of record will need to visit and enter the control number provided on your proxy card, regardless of whether you have pre-registered.

Date, Time and Place

The SPAC EGM will be held in person on [   ], 2026, at [   ] A.M., Eastern time, at the offices of [   ], or such other date, time, and place to which such meeting may be adjourned, to consider and vote upon the Proposals. The SPAC is also planning for the meeting to be held virtually pursuant to the procedures described in this proxy statement/prospectus, but the physical location of the meeting will remain at the location specified above for the purposes of Cayman Islands law and the SPAC’s Organizational Documents.

Purpose of the SPAC EGM

At the SPAC EGM, the SPAC is asking the holders of SPAC Shares to consider and vote upon the Proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the SPAC EGM if you owned SPAC Shares at the close of business on [   ], 2026, which is the record date for the SPAC EGM. You are entitled to one vote for each SPAC Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were [ ] SPAC Class A Shares and [ ] SPAC Class B Shares outstanding.

Vote of the Sponsor and the Directors and Officers of the SPAC

The Sponsor and SPAC’s directors and officers have agreed to vote any SPAC Shares owned by them in favor of the Business Combination and the other Proposals. The Sponsor and SPAC’s directors and officers have waived any redemption rights, including with respect to their Founder Shares and any Public Shares purchased during or after the SPAC IPO in connection with the Business Combination. The Founder Shares held by the Sponsor and SPAC’s founding team have no redemption rights from the Trust Account upon the SPAC’s failure to effect an Initial Business Combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the SPAC fails to complete an Initial Business Combination within the Combination Period.

Quorum and Required Vote for Proposals for the SPAC EGM

A quorum of the SPAC’s shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if holders of a majority of the SPAC Shares entitled to vote thereat attend in person, online, or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Pubco Equity Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal is being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of the SPAC Shares entitled to vote and actually casting votes thereon at the SPAC EGM. The approval of the NTA Proposal, the SPAC Continuance Proposal and the Organizational Documents Proposal require a special resolution under Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of at least two-thirds of the SPAC Shares entitled to vote and actually casting votes thereon at the extraordinary general meeting. The approval of the Pubco Director Appointment Proposal requires the affirmative vote (in person or by proxy) of the holders of a majority of only the SPAC Class B Shares entitled to vote and actually casting votes thereon at the SPAC EGM. Accordingly, a shareholder’s failure to vote in person, online, or by proxy at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Closing is conditioned on the approval of the Condition Precedent Proposals at the SPAC EGM. Each of the Condition Precedent Proposals is cross-conditioned on each of the other Condition Precedent Proposals. The Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

For a more complete description of the SPAC’s reasons for the approval of the Business Combination and the recommendation of the Eureka Board, see “Proposal No. 2 – The Business Combination Proposal—Eureka Board’s Reasons for the Approval of the Business Combination.”

Voting Your Shares

Each SPAC Class A Share that you own in your name entitles you to one vote on each of the Proposals for the extraordinary general meeting. Your one or more proxy cards show the number of SPAC Class A Shares that you own. There are several ways to vote your SPAC Class A Shares:

●	You can vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the SPAC EGM. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the Proposals presented at the SPAC EGM. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the SPAC EGM virtually or in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the SPAC EGM and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the SPAC EGM.

●	You can attend the SPAC EGM virtually and vote online even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. However, if your SPAC Class A Shares are held in the name of your broker, bank, or other nominee, you must get a proxy from the broker, bank, or other nominee. That is the only way that SPAC can be sure that the broker, bank, or nominee has not already voted your SPAC Class A Shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the SPAC EGM or at such meeting by doing any one of the following:

●	you may send another proxy card with a later date;

●	you may notify the SPAC’s secretary, in writing, before the extraordinary general meeting that you have revoked your proxy; or

●	you may attend the SPAC EGM virtually, revoke your proxy, and vote online, as indicated above.

No Additional Matters May Be Presented at the SPAC EGM

The SPAC EGM has been called to consider only the approval of the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposal, the Organizational Documents Proposals, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal. Under the SPAC’s Organizational Documents, other than procedural matters incident to the conduct of the extraordinary general meeting, no other matters may be considered at the extraordinary general meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the extraordinary general meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your SPAC Class A Shares, you may call Advantage Proxy, Inc., the SPAC’s proxy solicitor, toll-fee at 1-877-870-8565.

Redemption Rights

Pursuant to the SPAC’s Organizational Documents, a holder of SPAC Class A Shares has the right to have its Public Shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination, except that (i) the SPAC will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (such that the SPAC is not subject to the SEC’s “penny stock” rules) and (ii) no shareholder acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Public Shares may exercise such redemption right with respect to more than 15% of the Public Shares without the SPAC’s prior consent. If the SPAC’s shareholders approve the Organizational Documents Proposal, this will remove the restriction set forth in clause (i) of the preceding sentence. The Business Combination will not be consummated if the Organizational Documents Proposal is not approved and net tangible assets is less than $5,000,001 upon consummation of the Business Combination.

Pursuant to the SPAC’s Organizational Documents, a Public Shareholder may request that the SPAC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

●	hold Public Shares or, if you hold Public Shares through SPAC Units, you elect to separate your SPAC Units into the underlying Public Shares and Public Rights prior to exercising your redemption rights with respect to the Public Shares;

●	submit a written request to Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, in which you (1) request that the SPAC redeem all or a portion of your Public Shares for cash and (2) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number, and address; and

●	deliver your Public Shares to Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, physically or electronically through DTC.

Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Shares and Public Rights prior to exercising redemption rights with respect to the Public Shares. If Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying Public Shares and Public Rights. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of SPAC Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of the corresponding number of Public Shares. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the Public Shares following the separation of such Public Shares from the SPAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights. If a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, the SPAC’s transfer agent, directly and instruct it to do so.

The redemption rights include the requirement that a holder must identify itself to the SPAC in order to validly redeem its shares. Public Shareholders (other than the Initial Shareholders) may elect to exercise their redemption rights with respect to their Public Shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its redemption right with respect to all or a portion of the Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, the SPAC will redeem the related Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2025, this would have amounted to approximately $10.69 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will not own Public Shares or shares of the SPAC following the redemption.

Prior to exercising redemption rights, shareholders should verify the market price of the SPAC Class A Shares as they may receive higher proceeds from the sale of their SPAC Class A Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. The SPAC cannot assure you that you will be able to sell the SPAC Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the SPAC Class A Shares when you wish to sell your shares.

If you exercise your redemption rights, the SPAC Class A Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the SPAC’s future growth following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and the SPAC does not consummate an Initial Business Combination within the Combination Period, it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the Public Shareholders and the SPAC Rights will expire worthless.

Appraisal Rights

Holders of record of SPAC Shares do not have appraisal rights in connection with the Business Combination or the SPAC Continuance under the Cayman Companies Act.

Proxy Solicitation Costs

The SPAC is soliciting proxies on behalf of the Eureka Board. This solicitation is being made by mail but also may be made by telephone or in person. The SPAC and its directors, officers, and employees may also solicit proxies in person. The SPAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials. The SPAC will bear the cost of the solicitation.

The SPAC has engaged Advantage Proxy, Inc. to assist in the proxy solicitation process. The SPAC will pay that firm a fee of $[ ] plus disbursements. The SPAC will reimburse Advantage Proxy, Inc. for reasonable out-of-pocket expenses and will indemnify Advantage Proxy, Inc. and its affiliates against certain claims, liabilities, losses, damages, and expenses. The SPAC will ask banks, brokers and other institutions, nominees, and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. The SPAC will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION AGREEMENT AND THE ANCILLARY DOCUMENTS

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about the SPAC or the Company. The rights and obligations of the parties are governed by the express terms and conditions of the Business Combination Agreement and not by this summary or any other information contained in this proxy statement/prospectus. You should refer to the full text of the Business Combination Agreement for details of the Transactions and the terms and conditions of the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties that the parties have made to one another as of specific dates and may be subject to standards of materiality applicable to the parties thereto that differ from those applicable to investors. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Business Combination Agreement. While the SPAC and the Company do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information because they were made as of specific dates, may be intended merely as a risk allocation mechanism among the parties to the Business Combination Agreement and are modified by the disclosure schedules.

Business Combination Agreement

On October 29, 2025, the SPAC entered into the Business Combination Agreement with (i) the SPAC, (ii) Amalgamation Sub, and (iii) the Company.

General Description of the Transactions

Upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with applicable laws, (a) prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), the SPAC shall complete the deregistration as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). The SPAC, from and after the completion of the SPAC Continuance, is referred to herein as “Pubco.” Upon the completion of the SPAC Continuance, the name of Pubco shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on; and (b) following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by the Company and Amalgamation Sub and in accordance with section 181 of the CBCA (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of the SPAC. The Continuance, the Amalgamation, and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination” or the “Transactions.”

SPAC Continuance

In connection with the SPAC Continuance, (i) each SPAC Unit issued and outstanding immediately prior to the Closing shall, from and after the SPAC Continuance, continue to represent one SPAC Class A Share and one SPAC Right, (ii) each SPAC Class A Share and each SPAC Class B Share that is issued and outstanding immediately prior to the SPAC Continuance shall continue to represent one SPAC Class A Share or SPAC Class B Share, respectively, and (iii) each SPAC Right that is outstanding immediately prior to the SPAC Continuance shall, from and after the SPAC Continuance, continue to represent the right to receive one-fifth (1/5) of one SPAC Class A Share. The SPAC, from and after the completion of the SPAC Continuance, is referred to herein as “Pubco.” Upon the completion of the SPAC Continuance, the name of Pubco be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on.

The Amalgamation; Conversion of Securities

At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any party or the holders of shares of the Company or the Amalgamation Sub:

(i) Each Company Share issued and outstanding immediately prior to the Amalgamation Effective Time (other than the Dissent Shares as defined in the BCA) shall automatically be cancelled in exchange for a number of fully paid and non-assessable Pubco Class A Shares equal to the Amalgamation Multiple and such Company Share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the foregoing issuance of Pubco Class A Shares, Amalco shall issue to Pubco one Amalco Share (as defined in the BCA) for each Pubco Class A Share so issued. Additionally, Pubco shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it and the shares of the Amalgamation Sub will be cancelled;

(ii) Each Company Option issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive Pubco Class A Shares (each, a “Rollover Option”) for each Company Option held, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. The Company shall assign, and Pubco shall assume, the Company Option Agreements, and any restriction on any Company Option shall continue in full force and effect under the Rollover Option and the terms and other provisions of such Company Option shall otherwise remain unchanged, except for terms rendered inoperative by reason of the Transactions or for such other immaterial administrative or ministerial changes as the Pubco Board (or the compensation committee of the Pubco Board) may determine in good faith are necessary to effectuate the administration of the Rollover Options. The number of Pubco Class A Shares issuable upon exercise of each Rollover Option shall be determined by multiplying the number of Company Shares that were subject to such Company Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of Pubco Class A Shares.

(iii) Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

At the Amalgamation Effective Time, without any action on the part of any party or the holders of shares of the SPAC:

(i) Each SPAC Unit (as defined below) issued and outstanding immediately prior to the Closing shall (to the extent not already separated) be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Share and one SPAC Right (as defined below) in accordance with the terms of the applicable SPAC Unit;

(ii) Each SPAC Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of a SPAC Class A Share; and

(iii) Immediately following the separation of each SPAC Unit in accordance with paragraph (i) above and the conversion of the SPAC Rights in accordance with paragraph (ii) above, (A) each SPAC Class A Ordinary Share, other than the SPAC Class A Shares to be redeemed pursuant to the SPAC Share Redemption (as defined in the BCA), shall continue to be issued and outstanding as Pubco Class A Share, (B) each SPAC Class A Share to be redeemed pursuant to the SPAC Share Redemption shall automatically be cancelled in exchange for the right to be redeemed pursuant to the SPAC Share Redemption, and shall no longer be outstanding and cease to exist, (C) each SPAC Class B Share issued and outstanding immediately prior to the Closing shall automatically be cancelled in exchange for the right to receive one Pubco Class A Share, and shall no longer be outstanding and cease to exist, and (D) each SPAC Share held in the treasury of the SPAC immediately prior to the Closing shall no longer be outstanding and be cancelled and cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

The Closing; Closing Conditions

The Closing is subject to certain customary conditions, including, among other things, (a) receipt of the required approval by the shareholders of the SPAC; (b) absence of law or order making the consummation of the Transactions illegal; (c) effectiveness of the Registration Statement declared by the SEC; (d) absence of action brought by a third party to enjoin or otherwise restrict the consummation of the Closing; (e) absence of a deficiency notice from Nasdaq or other exchanges for failing to meet the applicable listing requirements; and (f) approval for the listing of the SPAC Shares to be issued in connection with the Transactions with Nasdaq.

In addition, unless waived by the SPAC, the obligations of the SPAC to consummate the Transactions are subject to certain additional conditions, including, among other things, (a) accuracy of the respective representations and warranties of the Company; (b) the respective covenants and agreements of the Company having been performed in all material respects; (c) absence of a Company Material Adverse Effect (as defined in the BCA); (d) receipt of the Lock-up Agreement, the Non-Compete Agreement and the Registration Rights Agreement duly executed by the holders of Company Shares and the Employment Agreements duly executed by each of Lishao Wang, Wenwen Pei, Tianye Wang and Xiaoge Cheng, in each case dated as of the Closing Date; (e) receipt of the certified true copies of the Company Approvals; and (f) the aggregate number of Dissent Shares (as defined in the BCA) shall not exceed 5% of the aggregate number of Company Shares outstanding immediately prior to the Amalgamation Effective Time.

Finally, unless waived by the Company, the obligations of the Company to consummate the Transactions are subject to certain additional conditions, including, among others, (a) accuracy of the SPAC’s representations and warranties; (b) the SPAC’s covenants and agreements having been performed in all material respects; and (c) absence of SPAC Material Adverse Effect (as defined in the BCA); and (d) receipt of the Lock-up Agreement duly executed by the SPAC Sponsor and the Registration Rights Agreement duly executed by the parties thereto, in each case dated as of the Closing Date.

The Closing will occur no later than five Business Days following the satisfaction or waiver of all of the closing conditions, or at such other time date and place as the SPAC and the Company may agree in writing (the date on which the Closing occurs, the “Closing Date”).

Representations and Warranties

In the Business Combination Agreement, the Company made certain representations and warranties relating to, among other things, (a) proper corporate existence and power of the Company and its subsidiaries; (b) authorization and binding effect relative to execution and delivery of the Business Combination Agreement and Ancillary Documents; (c) capital structure; (d) no need for governmental authorization for the execution, delivery or performance of the Business Combination Agreement and Ancillary Documents thereto; (e) absence of conflicts; (f) sufficiency of assets; (g) financial information; (h) books and records; (i) absence of certain changes; (j) properties; (k) litigation; (l) material contracts; (m) compliance with anti-corruption laws; (n) intellectual property; (o) Employment and Labor Matters; (p) tax matters; (q) environmental laws; (r) finders’ fees; (s) status under the Investment Company Act of 1940; (t) transactions with related persons; (u) proxy/registration statements; (v) solvency status; and (w) disclaimer of other warranties.

In the Business Combination Agreement, the SPAC made certain representations and warranties (qualified by disclosure in SPAC’s SEC-filed documents) relating to, among other things: (a) proper corporate existence and power; (b) authorization and binding effect relative to execution and delivery of the Business Combination Agreement and Ancillary Documents; (c) no need for governmental authorization for the execution, delivery or performance of the Business Combination Agreement and Ancillary Documents; (d) absence of conflicts; (e) finders’ fees; (f) capital structure; (g) trust account; (h) listing status; (i) board approval; (j) SEC filing requirements and financial statements; (k) status under the Investment Company Act; (l) proxy/registration statements; (m) issuance of shares; and (n) disclaimer of other warranties.

All representations and warranties of the parties contained in the BCA terminate at, and do not survive, the Closing and no claim for indemnification or breach of contract may be made with respect thereto. The covenants and agreements made by the parties in the BCA or in any certificate or instrument delivered pursuant to the BCA, do not survive the Closing, except for those covenants and agreements that by their terms apply or are contemplated to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed).

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the Closing and efforts to satisfy conditions to the consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others,

(a)	covenants requiring the SPAC to prepare and file with the SEC of the Registration Statement on Form S-4 and to hold an extraordinary general meeting of the SPAC shareholders for the purpose of voting on the Transaction Proposals (as defined in the BCA) and obtaining the SPAC Shareholder Approval (as defined in the BCA);

(b)	covenants requiring the Company to seek its shareholder approval for the Company Amalgamation Resolution (as defined in the BCA);

(c)	covenants requiring the SPAC to file with the Nova Scotia Securities Commission and securities regulator each other province as the Parties may mutually agree, a preliminary and final non-offering prospectus (the “Canadian Prospectus”);

(d)	covenants requiring the SPAC and the Company to use reasonable best efforts to obtain all material consents and approvals of third parties required to consummated the Transactions and to obtain investments in equity securities of the SPAC (the “Financing”);

(e)	covenants requiring the Company to keep the SPAC reasonably apprised of the status of any Pre-IPO Investments, and shall not enter into any definitive agreements with respect to such Pre-IPO Investments or consummate any such Pre-IPO Investments without the prior written consent of the SPAC, subject to certain exceptions;

(f)	covenants providing for the Company to deliver by November 5, 2025 (1) audited consolidated financial statements of the Company for the fiscal years ended April 30, 2024 and April 30, 2025, (2) unaudited management account consolidated financial statements of the Company for the three months period ended July 31, 2024 and July 31, 2025, (3) unaudited consolidated financial statements of the Company for the three months period ended July 31, 2024 and July 31, 2025, and by January (4) unaudited consolidated financial statements of the Company for the three months period ended October 31, 2024 and October 31, 2025;

(g)	covenants requiring the SPAC to remain listed as a public company on the Nasdaq and keep current and timely file all reports required to be filed or furnished with the SEC;

(h)	covenants requiring the SPAC and the Company to establish each of the SPAC’s board and the Amalco’s board post-closing, consisting of seven directors: (i) six directors shall be designated by the Company, four of whom shall be “independent” for purposes under Nasdaq (or any Alternative Exchange) rules requirements and one of whom shall be the “financial expert” as determined under SEC rules and regulation; (ii) one director shall be designated by the IPO Sponsor or its Affiliates; and (iii) at least five (5) of such seven (7) directors shall be Canadian citizens;

(i)	covenants providing that the SPAC and the Sponsor are entitled to enter into one or more promissory notes in substantially the same form as the Initial Promissory Note pursuant to which the IPO Sponsor has agreed to provide to the SPAC loans for working capital, any SPAC Extension or other purposes;

(j)	covenants requiring the Company to procure and deliver to the SPAC all of the duly executed Confirmatory Assignment Agreements;

(k)	covenants requiring the Company to prepare and deliver a statutory declaration, executed by its director or officer as required under the CBCA in the form acceptable to the SPAC and dated as of the Closing Date.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated at any time prior to the closing:

(a)	by mutual written consent of the Company and the SPAC;

(b)	by the SPAC or the Company by giving written notice to the other if any law or order shall have enacted, issued, promulgated or enforced which has become final and non-appealable and has the effect of making the consummation of the Business Combination illegal;

(c)	by the SPAC or the Company by giving written notice to the other if the SPAC Shareholder Approval (as defined in the BCA) shall fail to receive the requisite vote for approval at the at the SPAC Shareholders’ Meeting (as defined in the BCA);

(d)	in the event that the Closing of the Transactions contemplated thereunder has not occurred within 18 months following the date of this Agreement (as may be extended by the mutual agreement of the SPAC and the Company, the “Outside Closing Date”), by the SPAC or the Company by giving written notice to the other at any time after the Outside Closing Date, provided that, (i) the right to terminate the BCA shall not be available to the SPAC if the SPAC’s material breach of the BCA shall have primarily caused the failure to consummate the Business Combination on or before the Outside Closing Date, and (ii) the right to terminate the BCA shall not be available to the Company if the Company’s material breach of the BCA shall have primarily caused the failure to consummate the Business Combination on or before the Outside Closing Date;

(e)	by the SPAC by giving written notice to the Company, if the Company shall have failed to deliver any of the PCAOB Financials (as defined in the BCA) to the SPAC on or before the applicable date in accordance with the BCA;

(f)	by the SPAC by giving written notice to the Company, if there shall have been a Company Material Adverse Effect which is uncured for at least ten (10) Business Days after written notice of such Company Material Adverse Effect is provided by the SPAC to the Company;

(g)	by the SPAC by giving written notice to the Company, if a SPAC Extension is not effected and the SPAC must liquidate in accordance with its Organizational Documents;

(h)	by the SPAC by written notice to the other Parties if the Company Shareholder Approval shall not have been obtained within twenty (20) Business Days after the Registration Statement becomes effective;

(i)	by the SPAC by giving notice to the Company prior to the Closing, without prejudice to any rights or obligations the SPAC may have, if the Company shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents (as defined in the BCA) to be performed on or prior to the Closing Date and such breach shall not be cured within thirty (30) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach; and

(j)	by the Company by giving notice to the SPAC prior to the Closing, without prejudice to any rights or obligations the Company may have, if the SPAC shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents (as defined in the BCA) to be performed on or prior to the Closing Date and such breach shall not be cured within thirty (30) days following receipt by the SPAC of a notice describing in reasonable detail the nature of such breach. In the event of termination of the Business Combination Agreement, the Business Combination Agreement will become void and there shall be no Liability on the part of any party or any of their respective representatives, and all rights and obligations of each party shall cease, except certain obligations related to public announcements, confidentiality obligation, the Trust Account and expenses incurred in connection with the Business Combination Agreement and termination fees.

(k)	If the BCA is validly terminated in accordance with its terms, the BCA shall become void, except for certain limited exceptions, including parties shall not be relieved any liability for any breach of any representation, warranty, covenant or obligation under the BCA and liability arising out of any claim based upon fraud, willful misconduct or intentional misrepresentation. In the event that the BCA is terminated pursuant to paragraphs (iv) and (ix) above, then, without prejudice to any rights or obligations the SPAC may have, within five (5) Business Days of such termination, the Company shall pay to the SPAC a termination fee in the amount of US$2,000,000. In the event that the BCA is terminated pursuant to paragraph (x) above, then, without prejudice to any rights or obligations the Company may have, within five (5) Business Days of such termination, the SPAC shall pay to the Company a termination fee in the amount of US$2,000,000.

Ancillary Documents

Support Agreement

Concurrently with the execution of the BCA, the SPAC Sponsor, the SPAC and the Company have entered into a support agreement (the “Support Agreement”) pursuant to which, among other things, the SPAC Sponsor agreed to (i) vote, or cause to be voted or consented at any meeting of the shareholders of the SPAC, or in any action by written consent of the shareholders, all of its SPAC Shares which the SPAC Sponsor owns of record or has the power to vote as of the record date for such meeting (the “Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with the Company; and (ii) not to transfer any Shares until the Expiration Time (as defined in the Support Agreement).

Voting Agreement

Concurrent with the execution and delivery of the BCA, the Company, the SPAC, the Amalgamation Sub and certain shareholders of the Company (the “Requisite Shareholders”), have entered into a voting agreement (the “Voting Agreement”), pursuant to which the Requisite Shareholders agreed to, among other things, (i) vote, or cause to be voted or consented at a meeting of the Company Shareholders, or in any action by written consent of the shareholders, all Company Shares which the Requisite Shareholders own of record or have the power to vote (including any successor shares of Company of which ownership of record or the power to vote is hereafter acquired by the Requisite Shareholders prior to the termination of the Company Voting Support Agreement) (the “Subject Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with the SPAC; and (ii) not to transfer any Subject Shares until the Expiration Time (as defined in the Voting Agreement).

Registration Rights Agreement

The BCA contemplates that, at the Closing, the SPAC, the SPAC Sponsor, each of the Company Shareholders and certain other parties named therein will enter into an amended and restated registration rights Agreement (the “Registration Rights Agreement”), pursuant to which Pubco will agree to register for resale, pursuant to applicable securities laws and regulations, with respect to the registrable securities held by the Holders (as defined in the Registration Rights Agreement).

Lock-up Agreement

The BCA contemplates that at the Closing, each of the SPAC Sponsor and certain of the Company Shareholders will enter into a lock-up agreement (collectively, the “Lock-up Agreements”), pursuant to which (i) the SPAC Sponsor agrees on certain restrictions on transfer of SPAC Class B Shares held by the SPAC Sponsor immediately prior to Closing; and (ii) certain of the Company Shareholders agree on certain restrictions on transfer of Pubco Class A Shares held by them immediately after the Closing, including any shares issuable upon the exercise of any rights, options, warrants or other securities to purchase any Pubco Class A Shares held by them immediately after the Closing, or any rights, options, warrants or other securities convertible into or exercisable or exchangeable for any Pubco Class A Shares held by them immediately after the Closing. The lock-up period commences on the Amalgamation Effective Time and continues until the earlier of (i) three-hundred and sixty-five (365) days after the Closing, or (ii) the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Pubco Class A Shares or other equity securities of Pubco for cash, securities or other property.

Option Purchase Agreement

On July 6, 2025, the SPAC Sponsor and the Company entered into an option purchase agreement (as amended on September 2, 2025, the “Option Purchase Agreement”), pursuant to which the SPAC Sponsor agreed to sell to the Company, and the Company agreed to purchase from the SPAC Sponsor, an option to purchase 583,333 SPAC Shares held by the SPAC Sponsor (the “Option Securities”) for an aggregate purchase price of $1,750,000. The aggregate exercise price of the option itself is $1.00 for all of the Option Securities. (As of March [*], 2026, $200,000 of this amount remains due and payable.) The options are exercisable for the period commencing on the expiration or early release of applicable transfer restrictions on the Option Securities (as provided in the letter agreement dated July 2, 2024 entered into by and among the SPAC, the SPAC Sponsor and certain other parties in connection with the SPAC’s initial public offering) and ending on July 5, 2026. On September 23, 2025, the Company entered into an option assignment agreement (the “Option Assignment Agreement”) and assigned its rights, interests and obligations in whole under the Option Purchase Agreement to 17323204 Canada Inc., a company that is owned by the current shareholders of the Company in substantially similar proportions as their respective shareholdings in the Company. As of the date of this proxy statement/prospectus, 17323204 Canada Inc. has not exercised its option under the Option Purchase Agreement.

Finder’s Agreement

On April 1, 2025, the SPAC entered into a finder’s agreement (the “Finder’s Agreement”) with Alpha Innovators Limited, a British Virgin Islands exempted company (the “Finder”), pursuant to which the Finder agreed to introduce potential targets to the SPAC. If the SPAC consummates a business combination with one or more targets introduced by the Finder during the term of the Finder’s Agreement and a period of twelve (12) months following the termination of the Finder’s Agreement, then the SPAC shall issue to the Finder or its designated affiliates, upon the completion of each business combination(s) and as complete and full compensation for Finder under Finder’s Agreement, a number of SPAC Class A Shares equal to the quotient obtained by dividing 3% of the Company Valuation (as defined in the BCA) by the Redemption Price (as defined in the BCA).

Canadian Prospectus

The SPAC shall file a non-offering prospectus (the “Canadian Prospectus”) with the Nova Scotia Securities Commission, as the principal regulator, and with Ontario Securities Commission and the British Columbia Securities Commission to enable Marine Thinking Holdings Inc., (being SPAC as it will exist upon completion of the SPAC Continuation and Closing of the Business Combination) to become a reporting issuer under applicable securities legislation in the provinces of Nova Scotia, Ontario and British Columbia. No securities will be offered pursuant to the Canadian Prospectus, and the common shares of Marine Thinking Holdings Inc. shall not be listed on any securities exchange in Canada. For information on resale of SPAC Class A Shares under Canadian securities law, see the section in this proxy statement/prospectus entitled “SPAC Shares Eligible for Future Sale.”

As a result of being a reporting issuer in the provinces of Nova Scotia, Ontario and British Columbia, Marine Thinking Holdings Inc. will be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian securities laws. Among these reporting obligations is the requirement that its reporting insiders file reports with respect to, among other things, their beneficial ownership of, or control or direction over, securities of Marine Thinking Holdings Inc. and their interests in, and rights and obligations associated with, related financial instruments. Marine Thinking Holdings Inc. will be an “SEC issuer” (as defined under Canadian securities laws) and, therefore, in certain instances, may rely on available exemptions to satisfy its Canadian continuous disclosure and other reporting obligations by filing in Canada its periodic and current reports filed with the SEC, however Marine Thinking Holdings Inc. will not be a foreign issuer under applicable Canadian securities law and, therefore, will generally not be entitled to additional exemptions available to foreign issuers under Canadian securities laws.

PROPOSAL NO. 1 — THE NTA PROPOSAL

Overview

This is a proposal to remove from Eureka’s Organizational Documents the limitation that it shall not redeem Public Shares to the extent that such redemption would cause Eureka’s net tangible assets to be less than $5,000,001 (the “NTA Requirement”) with effect from the date of the SPAC Continuance, in order to expand the methods that Eureka may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, including the following amendments as reflected in the New Articles and New Bylaws of the Pubco:

(a)	Article 38.2(b) of Eureka’s Organizational Documents shall be deleted in its entirety and replaced with the following language: “provide Members with the opportunity to have their Shares repurchased by means of a tender offer (a Tender Offer) for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the funds held in the Trust Account not previously released to the Company to pay its income and other taxes, if any, divided by the number of Public Shares then in issue.”

(b)	Article 38.6 of Eureka’s Organizational Documents shall be deleted in its entirety and replaced with the following language: “Any Member holding Public Shares who is not a Founder, Officer or director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the IPO Redemption), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares without the Company’s prior consent, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination or abstains from voting, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Account not previously released to the Company to pay its income and other taxes, if any, divided by the number of Public Shares then in issue (such redemption price being referred to herein as the Redemption Price).”

The NTA Requirement

Eureka’s Organizational Documents currently provide that Eureka shall not redeem Public Shares, if such redemption would cause Eureka’s net tangible assets to be less than US$5,000,001 prior to or upon the consummation of a Business Combination (the “NTA Requirement”). The purpose of the NTA Requirement was to ensure that, in connection with its initial business combination, Eureka would continue, as it has since the IPO, to be not subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). Eureka is proposing to amend its current effective memorandum and articles of association to modify the NTA Requirement to remove these limitations. The NTA Rule is one of several exclusions from the “penny stock” rules of the SEC and Eureka believes that it may rely on another exclusion, which relates to it being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Therefore, Eureka intends to rely on the Exchange Rule to not be deemed a penny stock issuer.

Rule 419 blank check companies and “penny stock” issuers

As disclosed in Eureka’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, Eureka may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including the NTA Rule and the Exchange Rule. Historically, special purpose acquisition companies have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Like many special purpose acquisition companies, Eureka included the NTA Requirement in its Organizational Documents in order to ensure that through the consummation of its initial business combination, Eureka would not be considered a penny stock issuer and therefore not a blank check company if no other exemption from the rule was available.

Reliance on Rule 3a51-1(a)(2)

The Exchange Rule excludes from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on, an automated quotation system sponsored by a registered national securities association, that has established initial listing standards that meet or exceed the criteria set forth in the Exchange Rule. Eureka’s securities are listed on Nasdaq and have been so listed since the consummation of the IPO. Eureka believes that The Nasdaq Capital Market has initial listing standards that meet the criteria identified in the Exchange Rule and that it can therefore rely on the Exchange Rule to avoid being treated as a penny stock. Therefore, the NTA Requirement is unnecessary so long as Eureka meets the requirements of the Exchange Rule.

Reasons for the NTA Proposal

Eureka believes that it can rely on other available exclusions from the penny stock rules, more specifically, the Exchange Rule, that would not impose restrictions on Eureka’s net tangible assets. While Eureka does not believe this failure to satisfy the NTA Requirement subjects it to the SEC’s penny stock rules, as the NTA Requirement is included in its current effective memorandum and articles of association, if the NTA Proposal is not approved, Eureka may not be able to consummate the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that each of the following amendments of the SPAC's currently effective memorandum and articles of association, which currently restricts consummation of a shareholder redemption offer in connection with a business combination if the redemptions made pursuant to such offer would cause the SPAC to have net tangible assets of less than US$5,000,001 prior to or upon consummation of a business combination (the “NTA Requirement”) as set out in Articles 38.2(b) and 38.6 of the SPAC's currently effective memorandum and articles of association, in order to expand the methods that the Company may employ to not become subject to the “penny stock” rules of the SEC be and is approved with effect from the date of the SPAC Continuance, which have been reflected in the New Articles and New Bylaws of the Pubco:

(a)

Article 38.2(b) of the SPAC's currently effective memorandum and articles of association shall be deleted in its entirety and replaced with the following language:

‘provide Members with the opportunity to have their Shares repurchased by means of a tender offer (a Tender Offer) for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the funds held in the Trust Account not previously released to the Company to pay its income and other taxes, if any, divided by the number of Public Shares then in issue.’

(b)

Article 38.6 of the SPAC's currently effective memorandum and articles of association shall be deleted in its entirety and replaced with the following language:

‘Any Member holding Public Shares who is not a Founder, Officer or director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the IPO Redemption), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares without the Company’s prior consent, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination or abstains from voting, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Account not previously released to the Company to pay its income and other taxes, if any, divided by the number of Public Shares then in issue (such redemption price being referred to herein as the Redemption Price).’”

Vote Required For Approval

The approval of the NTA Proposal requires a special resolution being the affirmative vote of holders of at least two-thirds of SPAC Shares represented in person (including by virtual attendance) or by proxy and entitled to vote thereon at the SPAC EGM. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal.

Recommendation of the Eureka Board

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA PROPOSAL.

PROPOSAL NO. 2 - THE BUSINESS COMBINATION PROPOSAL

The following is a discussion of the proposed Business Combination and the Business Combination Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. Eureka’s shareholders are urged to read this entire proxy statement/prospectus carefully, including the Business Combination Agreement, for a more complete understanding of the Business Combination.

Overview

Background of the Business Combination

Eureka is a blank check exempted company incorporated in the Cayman Islands on June 13, 2023, for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which SPAC refers to throughout this proxy statement/prospectus as its initial business combination..

Eureka’s efforts to identify a prospective target business will not be limited a particular industry or geographic location but will initially focus in Asia. In particular, Eureka intends to focus our search for an initial business combination on private companies in Asia that have compelling economics and clear paths to positive operating cash flow, significant assets, and successful management teams that are seeking access to the U.S. public capital markets. Eureka may consummate a business combination with an entity located in China (including Hong Kong and Macau).

In addition to the factors listed above, Eureka has identified the following general criteria and guidelines, which it believes are important in evaluating prospective target businesses. While Eureka intends to use these criteria and guidelines in evaluating prospective businesses, it may deviate from these criteria and guidelines should it see justification to do so.

●	Resilient Business Model. Eureka intends to seek target companies that have a resilient business model. Such companies are better positioned to adapt to changing market conditions and consumer preferences, which could provide a competitive advantage.

●	Industry Leadership with Sustainable Competitive Advantage. Eureka expects to focus on companies that are or have the potential to become leaders in its verticals. Eureka will look for companies with higher operating efficiency, stronger brand recognition, broader distribution channels or any other characteristic that enable the company to achieve long-term competitive proposition.

●	Revenue and Earnings Growth Potential. Eureka will seek to acquire one or more businesses that have the potential for significant revenue and earnings growth through a combination of both existing and new product development, increased production capacity, expense reduction and synergistic follow-on acquisitions resulting in increased operating leverage. Eureka expects such businesses to provide promising risk-adjusted return for our shareholders.

●	Benefits from Being a Public Company. Eureka intends to acquire a business or businesses with organic and inorganic growth potential that can benefit from being publicly traded and effectively utilize access to broader sources of capital and a public profile that are associated with being a publicly traded company.

This criteria does not intend to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that the sponsor and management team of Eureka may deem relevant. In the event that Eureka decides to enter into an initial business combination with a target business that does not meet the above criteria and guidelines, it will disclose that the target business does not meet the above criteria in its shareholder communications related to its initial business combination, which, as discussed in this prospectus, would be in the form of proxy solicitation or tender offer materials, as applicable, that Eureka would file with the U.S. Securities and Exchange Commission, or the SEC.

In evaluating a prospective target business, Eureka conducts an in-depth due diligence review which encompasses, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to Eureka.

On July 3, 2024, Eureka consummated its IPO of 5,000,000 Units at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000. Each SPAC Unit consists of one SPAC Ordinary Share and one SPAC Right to receive one-fifth of one SPAC Class A Share upon the completion of the initial business combination.

Eureka granted the SPAC IPO Underwriter a 45-day option to purchase up to 750,000 additional SPAC Units to cover over-allotments. On July 8, 2024, the SPAC IPO Underwriter exercised its over-allotment option in full to purchase an additional 750,000 Units of Eureka, generating additional gross proceeds of $7,500,000. As a result of the underwriters’ exercise of their over-allotment option in full on July 8, 2024, all 187,500 Class B ordinary shares were no longer subject to forfeiture.

Simultaneously with the consummation of the IPO and the sale of SPAC Units, Eureka consummated the private placement of 216,750 units (the “Initial Private Placement Units”) to the Sponsor, at a price of $10.00 per Initial Private Placement Unit, generating total proceeds of $2,167,500. Simultaneously with the SPAC IPO Underwriter’s exercise of the over-allotment option in full, Eureka completed a private placement sale of an additional 11,250 Units (the “Additional Private Units” and together with the Initial Private Placement Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating additional gross proceeds of $112,500.

In conjunction with the SPAC IPO, Eureka issued to the SPAC IPO Underwriter 200,000 SPAC Class A Shares for no consideration (the “Representative Shares”) with an estimated fair value of $262,000. In connection with the SPAC IPO Underwriter’s exercise of the over-allotment option in full, Eureka issued an additional 30,000 Representative Shares with an estimated fair value of $39,300 to the SPAC IPO Underwriter.

As disclosed in the SPAC IPO Prospectus, Eureka must liquidate unless a business combination is consummated within 12 months of the consummation of the IPO, and Eureka may extend the period of time Eureka has to complete the business combination beyond April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date).

Eureka’s Search Process

Prior to the consummation of the IPO on July 3, 2024, neither Eureka, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to any potential business combination transaction with Eureka. After the completion of the Eureka IPO and consistent with Eureka’s business purpose, Eureka’s directors and management team commenced an active, targeted search for an initial set of potential business combination targets, leveraging the Sponsor’s network of relationships and extensive investing experience, as well as the prior experience and network of Eureka’s directors and management team. The Eureka Articles contain provisions waiving the corporate opportunities doctrine on an ongoing basis, providing that Eureka renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Eureka, the Sponsor and its affiliates, about which a director of Eureka and/or officer of Eureka who is director, officer or member of the Sponsor or its affiliate acquires knowledge. Eureka is not aware of any such corporate opportunities not being offered to Eureka and does not believe that waiver of the corporate opportunities doctrine has created any conflicts of interest, has affected Eureka’s search for an acquisition target, or will materially affect Eureka’s ability to complete a Business Combination.

The following is a brief description of the background of Eureka’s search for and discussions with various potential target companies. The following is not intended to be an exhaustive list of all opportunities initially evaluated or explored but sets forth the discussions and steps that were taken in reaching a definitive agreement among Eureka, the Company, Pubco and the Amalgamation Sub.

Shortly after the consummation of its IPO on July 3, 2024, Eureka commenced the process of identifying potential business combination targets. Leveraging the networks of its management team and the Sponsor, Eureka reviewed approximately 50 potential candidates in various sectors. Between July 2024 and June 2025, Eureka evaluated the initial pool of candidates and signed non-disclosure agreements with seven potential target companies, not including the Company. Eureka conducted a weekly internal meeting to review all new and existing opportunities in order to more efficiently evaluate each potential target.

Eureka did not agree to terms with any of the potential targets other than the Company, as described below.

Target	Target Description	NDA Status	LOI Status	Outcome
A	A privately held life sciences technology company providing clinical-grade genomic and multi-omics testing and data analytics solutions for diagnostics, biopharma and research customers.	Signed in July 2024	Signed in September 2024	Counterparty was unable to provide the audited financial statements required for a potential business combination within Eureka’s expected timeframe.
B	A battery materials and clean-tech company developing lithium conversion facilities and associated mining projects to supply the EV and energy storage battery industry in Europe and North America.	Signed in November 2024		Counterparty was pursuing other strategic M&A alternatives and was therefore not in a position to proceed with a business combination within Eureka’s expected timeframe.
C	A Europe-based electric vehicle company developing high-performance battery-electric sports cars and proprietary battery and drivetrain technologies.	Signed in November 2024		Eureka’s due diligence raised concerns that the counterparty did not have sufficient committed funding to complete a business combination and indicated heightened going-concern risk.
D	A medical device company developing personalized 3D-printed orthopedic implants and enabling technologies that combine advanced 3D printing, biomaterials and AI-driven design to support surgeons in musculoskeletal reconstruction.	Signed in December 2024		Counterparty chose to continue pursuing private financing alternatives and deferred its plans for a potential public listing or business combination.
E	A clinical-stage biotechnology company developing stem cell–based therapies and a proprietary platform to modulate inflammatory disease pathways and treat liver and other inflammatory conditions.	Signed in March 2025		Eureka’s due diligence indicated that the counterparty did not have sufficient committed funding to complete a business combination and raised concerns regarding its ability to continue as a going concern.

F	A home solution service technology platform offering integrated real estate, home finance and home services to simplify home ownership for consumers.	Signed in March 2025		Counterparty was unable to provide audited financial statements within Eureka’s expected timeline for a potential business combination.
G	A biotechnology group developing mycelium- and mushroom-based products and technologies across health, animal nutrition, sustainable packaging and food applications.	Signed in April 2025	Signed in April 2025	Parties were unable to reach agreement on transaction fees and minimum cash conditions, and Eureka concluded that closing certainty for a potential business combination was insufficient.

Considering the Company as a Potential Target

On June 2, 2025, Alpha Innovators contacted members of Eureka’s management to indicate that it had identified a Canadian company in the autonomous marine technology and marine AI industry (the “Company”). Alpha Innovators indicated that it understood that the Company was a leading participant in its industry in Canada and that the Company was seeking a partner for a potential strategic transaction, including a potential business combination with a publicly traded special purpose acquisition company. Following the introduction by Alpha Innovators, Mr. Fen Zhang, Eureka’s chairman and chief executive officer, held an introductory call with Mr. Lishao Wang, the founder of the Company. During this call, Mr. Zhang and Mr. Wang exchanged preliminary information regarding their respective organizations. Mr. Wang provided an overview of the Company’s business, its principal products and solutions and its objectives in seeking a public listing, while Mr. Zhang described Eureka’s structure and strategy as a special purpose acquisition company, the general criteria Eureka was applying in evaluating potential business combination targets and Eureka’s status, including the anticipated shareholder meeting to seek an extension of the time available to complete an initial business combination.

Eureka signed a non-disclosure agreement with the Company on June 5, 2025.

Initial Interactions with the Company

On June 24, 2025, Dr. Fen Zhang held a virtual meeting with Mr. Lishao Wang and Mr. Patrick Sapphire, a senior representative of the Company. During this meeting, the parties discussed potential high-level commercial terms of a possible letter of intent (“LOI”), including, among other things, the contemplated structure of a business combination, listing strategy and Eureka’s objectives in identifying a suitable target. At this meeting, the Company shared its expectations regarding a potential business combination, specifically: (i) a transaction structure involving the acquisition of 100% of the Company’s outstanding common shares   and equity equivalents in exchange for equity consideration in the post-combination public company (ii) the Company’s preliminary valuation expectations of approximately $200 million. The parties also discussed Eureka’s need to secure additional financing to fund the costs associated with an anticipated shareholder meeting to approve an extension of the deadline to complete an initial business combination. Later that day, Eureka delivered to the Company a draft non-binding letter of intent setting forth proposed principal terms of a potential business combination between Eureka and the Company.

Between June 25, 2025 and July 5, 2025, multiple rounds of discussions took place among Eureka and Company regarding key commercial and financial terms to be included in the LOI, including the valuation framework and the form of consideration. Eureka’s initial draft LOI contemplated a pre-money valuation range of $100 million to $150 million, and following further discussions, including the Company’s expressed valuation expectations, the parties agreed that the executed LOI would reflect a revised valuation range of $100 million to $200 million.

Eureka formally retained DLA Piper on April 17, 2025.

Eureka and the Company agreed on an engagement on July 6, 2025, and Eureka delivered a fully executed copy of the LOI to Company on that date.

On July 6, 2025, the Sponsor and Marine Thinking entered into the Option Purchase Agreement (as amended on September 2, 2025, the “Option Purchase Agreement”), pursuant to which the Sponsor agreed to sell to Marine Thinking, and Marine Thinking agreed to purchase from the Sponsor, an option to purchase 583,333 SPAC Shares held by the Sponsor (the “Option Securities”) for an aggregate purchase price of $1,750,000. As of the date of this prospectus, $200,000 of this amount remains payable.

On July 9, 2025, Mr. Lishao Wang visited Eureka’s offices and met in person with Mr. Zhang, Mr. Zhechen Wang and other members of the Eureka team. During this meeting, Mr. Lishao Wang provided a more detailed overview of the Company’s business model, product roadmap and development plans. The Eureka team used the opportunity to gain a deeper understanding of the Company’s management team, shareholding and corporate structure, financing history and financial condition.

Negotiations and Signing of Business Combination Agreement

On July 11, 2025, the Company opened an electronic data room to Eureka to facilitate Eureka’s financial, legal and business due diligence review of the Company. On the same day, Dr. Fen Zhang, Mr. Zhechen Wang and Ms. Janet Hu from Eureka, and Mr. Lishao Wang, Mr. Patrick Sapphire, Mr. Yongbiao Ding (Winfield), the Company’s chief financial officer, and Ms. Wenwen Pei, the Company’s chief executive officer, participated in an online video conference during which they discussed matters relating to the engagement of de-SPAC legal counsels, auditors and other service providers and reviewed and preliminarily aligned on an indicative transaction timeline for a potential business combination.

The Company formally retained Loeb on July 14, 2025.

On July 16, 2025, the transaction working group held its first organizational video call. Participants included Dr. Fen Zhang, Mr. Zhechen Wang and Ms. Janet Hu from Eureka, Mr. Patrick Sapphire and Mr. Yongbiao Ding (Winfield) from the Company, and representatives of Loeb and DLA. On this call the participants went through introductions, discussed next steps including drafting responsibilities and timing targets for delivery of initial draft documents; before adjourning, the transaction working group agreed to hold a weekly status call starting the following week. These calls continued until the signing of the BCA.

On July 18, 2025, DLA circulated an initial draft of the BCA to the transaction working group. The group then began an extensive review of the various potential transaction structures; because Marine Thinking is a Canadian company, the final structure needed to take into account Canadian corporate laws as well as Canadian and US tax considerations. This review continued as the parties exchanged the first few initial drafts until shortly before September 22, 2025, when settled on the SPAC Continuance and Amalgamation structure as provided in the final BCA and as further described in this proxy statement/prospectus.

Loeb reviewed DLA’s initial draft of the BCA with the Company, and circulated a markup to the transaction working group on July 25, 2025. Per the prior agreement of counsel, the drafting of provisions relating to transaction structure would be addressed once the parties had signed off on the structure. Issues identified included the timing of the delivery of financial statements, details as to the Voting Agreement, and the provisions regarding transaction expenses.

On July 31, 2025, DLA circulated another draft of the BCA. Revisions in this draft related to the SPAC’s transaction expenses, the proposed removal of the $5,000,001 net tangible assets requirement in the SPAC’s Organizational Documents, the use of any proceeds remaining in the Trust Account and the mechanics for payment of the SPAC Transaction Expenses (as defined in the BCA), certain triggers relating to the termination fee provisions, certain dollar amount triggers in the negative covenants provisions, the allocation of costs relating to any SPAC extension fees, and the number of directors of the SPAC as of the Closing. The parties and their counsel discussed these points during subsequent weekly zoom calls.

The DLA team continued to analyze the optimal transaction structure, and on August 1, 2025 DLA emailed Loeb to report that its analysis was still ongoing.

On August 6, 2025, Loeb circulated another draft of the BCA. This draft deleted DLA’s provision regarding the payment of SPAC extension fees and requested a more detailed definition of the SPAC Transaction Expenses.

All BCA drafts through August 6, 2025 deferred all comments on the transaction structure (by agreement of counsel), as the parties and their advisors continued to analyze the optimal transaction structure. On August 13, 2025, DLA circulated another draft of the BCA. This draft contemplated a “double dummy” transaction structure which was later abandoned in favor of the final structure provided in the executed BCA.

On August 13, 2025, DLA circulated an initial draft of the Registration Rights Agreement, On August 15, 2025, Loeb circulated a revised Registration Rights Agreement; none of the proposed revisions were substantive; this agreement was effectively agreed soon thereafter, subject only to drafting revisions. On August 15, 2025, Loeb also circulated an initial draft of the Incentive Plan.

On August 18, 2025, Loeb circulated a draft of the Sponsor Support Agreement.

For purposes of this section, “Principals” refers to senior executives of Eureka and the Company who participated in certain discussions on key commercial terms, including valuation and certain material provisions, including Dr. Fen Zhang and Mr. Zhechen Wang for Eureka and Mr. Lishao Wang, Mr. Patrick Sapphire and Mr. Yongbiao Ding (Winfield) for the Company. On August 20, 2025, the Principals had a Principals only   call, during which both management teams discussed the valuation, reviewed comparable valuations and walked through the analysis.

On August 21, 2025, DLA circulated (i) a revised Sponsor Support Agreement, (ii) a draft of a template employment agreement for Pubco and its employees and (iii) a draft of the Lock-up Agreement. Counsel exchanged subsequent drafts of the Sponsor Support Agreement and the Lock-Up Agreements subsequent to this date, with all substantive issues resolved in short order. Counsel also exchanged drafts of the template employment agreement and subsequently decided that the parties would finalize this template prior to the Closing.

From the middle to the end of August, 2025, multiple calls took place between Lishao Wang of Marine Thinking and Eric Zhang regarding proposed amendments to the Option Purchase Agreement.

On September 2, 2025, the Sponsor and Marine Thinking executed an amendment to the Option Purchase Agreement. This amendment provided modifications to the timing and of the installment payments of the $1,750,000 option purchase price.

Starting in late August 2025, the DLA and Loeb tax teams held several zoom call to discuss the alternatives for an agreed optimal transaction structure for the proposed business combination. On August 20, 2025, Loeb circulated a table of alternative structures which DLA revised and re-circulated , and tax counsel for the parties engaged in further discussions and email exchanges regarding these alternatives. In parallel with the ongoing structure discussions, the Principals of Eureka and the Company continued to negotiate valuation within the framework reflected in the LOI. The Company had previously indicated an indicative valuation of approximately $200 million, while Eureka initially proposed a narrower valuation range in its draft LOI, and the parties discussed valuation considerations in multiple rounds of negotiations. In connection with these discussions, Eureka considered, among other things, the Company’s management projections and Eureka’s analyses of comparable companies and precedent transactions, as well as other commercial considerations, including maintaining terms that the parties believed would be conducive to completing the transaction and supporting post-combination financing and execution. Eureka’s management periodically updated the Eureka Board regarding these valuation discussions and the supporting analyses in connection with the Board’s consideration of the proposed transaction terms. Following these discussions, the parties converged on an implied equity value of $130,000,000 for 100% of the Company. Counsel and parties reached agreement on the transaction structure and on September 22, 2025, DLA circulated a new draft of the BCA reflecting the agreed transaction structure and the agreed Company Valuation of $130,000,000. This draft also contained revisions required to correspond with the SPAC Continuance and Amalgamation structure agreed by the parties, as well as new provisions regarding certain Canadian securities law filings and obligations of Marine Thinking.

On September 23, 2025, Marine Thinking entered into the Option Assignment Agreement pursuant to which it and assigned its rights, interests and obligations in whole under the Option Purchase Agreement to 17323204 Canada Inc., a company that is owned by the current shareholders of the Company in substantially similar proportions as their respective shareholdings in the Company.

On September 25, 2025, Loeb circulated a revised BCA that reflected its and Marine Thinking’s sign off on the agreed transaction structure as drafted DLA, as well as comments from the Loeb tax team.

On September 28, 2025, the Principals had a Principals only call to discuss certain legal due diligence issues, specifically relating to Marine Thinking’s intellectual property.

On October 6, 2025, the board of directors of Marine Thinking convened a duly called meeting at which the directors reviewed the revised BCA, which reflected the agreed-upon transaction structure. After due consideration, the board determined that it was in the best interests of Marine Thinking to enter into the BCA. Accordingly, the board unanimously adopted resolutions: (i) the BCA, substantially in the form presented to the board, and authorizing such changes thereto as may be approved by any officer or director of the Company, (ii) the related transaction documents in such form as may be approved by any officer or director of the Company, (iii) the execution and delivery by the Company of the BCA and the other transaction documents, (iv) the authorization of the Company to enter into and perform its obligations under the transaction documents and to consummate the transactions contemplated thereby, (v) the submission of any transaction documents requiring shareholder approval to the Company’s shareholders, together with a recommendation that the shareholders approve such transactions, and (vi) the authorization of any officer or director of the Company to execute and deliver such documents and take all actions necessary or advisable to carry out and consummate the transactions.

On October 28 and 29, 2025, the Principals had a Principals only call to finalize the termination provisions of the BCA.

On September 19, 2025, Marine Thinking completed a private placement pursuant to which the Company has issued up to 2,678,571 common shares in the capital of the Company (the “Common Shares”) at a price of $0.56 per share for aggregate gross proceeds up to $1,500,000.

Starting in early October 2025, Loeb and DLA conducted the final phase of due diligence in preparation for executing the BCA. On October 8, 2025, Loeb confirmed the compliance status of the Company’s operating licenses. On October 16, 2025, the Company provided copies of the signed subscription agreements, and the latest shareholding structure of Marine Thinking was clarified. On October 21, 2025, the intellectual property status of Marine Thinking was confirmed and verified. Loeb completed the disclosure schedule on October 28, 2025. On October 29, 2025, DLA confirmed its sign off on the disclosure schedule and on all open legal diligence matters.

On October 29, 2025, the parties executed the BCA as well as the Support Agreement and the Voting Agreement.

On November 25, 2025, DLA Piper resigned as corporate counsel for Eureka; DLA Canada continued as its Canadian counsel.

On November 21 and 22, 2025, Mr. Zhechen Wang and Ms. Janet Hu of Eureka had several telephone conversations with Loeb regarding the possibility of Loeb taking on the representation of Eureka to replace DLA Piper. Because the BCA had been signed at this point, Loeb concluded that it would be able to take on the engagement for Eureka, provided that appropriate conflict waivers were executed with both Marine Thinking and Eureka prior to any such engagement. Those conflict waivers were signed on November 30, 2025 and November 25, 2025, respectively, and Eureka formally engaged Loeb on November 30, 2025.

Company Projections

Statement Regarding Unaudited Prospective Financial Information of the Company

Neither Eureka nor the Company, as a matter of course, makes public projections as to future sales, earnings or other results. However, the Company’s management prepared certain prospective financial information solely for use by Eureka, and also by King Kee Appraisal and Advisory Limited (“KKG”) in connection with the rendering of the Fairness Opinion and performing its related financial analyses.

The prospective financial information set forth below was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. The prospective financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the date on which such forecasts were finalized, including, among other things, the Company’s expectations, which may not prove to be accurate, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, industry metrics and the regulatory and commercial probability of success and expenses adjusted on the basis thereof. While presented in this proxy statement/prospectus with numeric specificity, the information set forth herein was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change.

The accompanying prospective financial information covers an extended period of time, and this information by its nature becomes subject to greater uncertainty with each successive year. In particular, the below information extends for a period of more than seven years, and the risks and uncertainties regarding the prospective financial information, including the potential for adverse development such as additional competition or changes in the competitive or regulatory landscape. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the prospective financial information will prove accurate or that any of such prospective information will be realized.

The prospective financial information set forth below is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. The inclusion of the below information should not be regarded as an indication that Eureka, the Company, Pubco or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results. Moreover, the below information is not included to influence your views on the Business Combination and is summarized in this proxy statement/prospectus solely to provide shareholders access to certain non-public information considered by the Eureka Board in connection with its evaluation of the Transaction and provided to KKG to assist with its financial analyses. The information below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in this proxy statement/prospectus.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, various assumptions underlying the forecasts may prove to not have been accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of the forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.

Neither the Company’s independent registered public accounting firm nor any other independent accountants, has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The report of the Company’s independent registered public accounting firm included in this proxy statement/prospectus relates to the Company’s historical audited financial statements. It does not extend to the unaudited prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR THE COMPANY, NONE OF Eureka, THE COMPANY, KKG OR PUBCO UNDERTAKES ANY OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF Eureka, THE COMPANY OR PUBCO NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY Eureka SHAREHOLDER, COMPANY SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any of Eureka, the Company or any other person that the results contained in the prospective financial information will be achieved, and should not be regarded as an indication that Eureka, the Eureka Board, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, or any part of the transactions contemplated by it, as the projections may be materially different than actual results. Pubco will not refer back to the financial projections in its future periodic reports filed under the Exchange Act.

PubCo does not expect to generally publish its business plans and strategies or make external disclosures of its anticipated financial position or operating results in the manner provided with respect to the Company to Eureka in connection with the Business Combination. Accordingly, PubCo does not intend to update or otherwise revise the projected financial information provided to Eureka to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, PubCo does not intend to update or revise the projected financial information provided to Eureka to reflect changes in general economic or industry conditions.

Delivery of the Projections

On August 22, 2025, the Company provided the following projections to Eureka, which Eureka then sent on to KKG on August 25, 2025: The Company has affirmed to Eureka that its projections reflect the view of the Company’s management and board of directors about its future performance.

Company Projections

USD’000	2026.4e	2027e	2028e	2029e	2030e	2031e	2032e	2033e	Terminal Year
Revenue	2,610	26,000	57,004	96,907	164,742	271,824	434,918	521,901	532,861
growth rate	n/a	745.3%	119.2%	70.0%	70.0%	65.0%	60.0%	20.0%	2.1%
COGS	(1,607)	(19,915)	(42,307)	(71,922)	(122,267)	(201,741)	(322,785)	(387,343)	(395,477)
Gross profit	1,003	6,085	14,697	24,985	42,474	70,083	112,132	134,559	137,384
as a % of revenue	38.4%	23.4%	25.8%	25.8%	25.8%	25.8%	25.8%	25.8%	25.8%

Operating expenses	(2,896)	(8,974)	(8,096)	(13,764)	(23,398)	(38,607)	(61,771)	(74,125)	(75,682)
Operating income (EBIT)	(1,893)	(2,889)	6,601	11,221	19,076	31,476	50,361	60,434	61,703
as a % of revenue	(72.5)%	(11.1)%	11.6%	11.6%	11.6%	11.6%	11.6%	11.6%	11.6%

Income tax	-	-	-	(3,254)	(5,532)	(9,128)	(14,605)	(17,526)	(17,894)
After-tax operating income	(1,893)	(2,889)	6,601	7,967	13,544	22,348	35,757	42,908	43,809
as a % of revenue	(72.5)%	(11.1)%	11.6%,	8.2%	8.2%	8.2%	8.2%	8.2%	8.2%
Change in working capital	(905)	(4,286)	(5,060)	(7,083)	(12,041)	(19,008)	(28,951)	(15,440)	(1,945)
Capital expenditures	(172)	(200)	(200)	(200)	(200)	(200)	(200)	(200)	(110)
Depreciation & amortization	49	88	110	110	110	110	110	110	110
After-tax cash flow	(2,921)	(7,287)	1,451	794	1,413	3,250	6,716	27,378	41,864

The financial projections provided by Marine Thinking to Eureka were prepared by the Company based on a number of operating assumptions regarding the expected adoption of the Company’s Marine Tensor™ platform across multiple vessel classes and geographic markets. At the time the projections were developed, the maritime autonomy sector remained at an early stage of commercialization, and publicly available benchmarks and comparable operating data were limited. Accordingly, management relied on its assessment of anticipated industry adoption, together with information obtained through discussions with vessel manufacturers, government stakeholders and other industry participants.

The projections assumed that the Company would transition from research and development initiatives and pilot deployments to broader commercial integrations beginning in the 2026 timeframe. Early revenue growth in the projections reflected management’s expectation that the Company would move from development-stage deployments to an initial phase of scaled integrations through OEM relationships, retrofit programs and pilot deployments.

When the projections were prepared, the anticipated commercialization pathway was heavily weighted toward the expected production ramp of a Canadian OEM partner, XCraft Motor Inc., together with potential deployments associated with Canadian government programs.

The Company’s projections were based on operating assumptions regarding the expected adoption of the Marine Tensor™ platform across multiple vessel classes and geographic markets. At that time, the maritime autonomy sector remained at an early stage of commercialization and publicly available benchmarks and comparable operating data were limited. Management therefore relied on available information from discussions with vessel manufacturers, government stakeholders and industry participants, together with management’s assessment of the anticipated adoption curve for emerging autonomous maritime technologies.

Consistent with other early-stage autonomy and advanced technology sectors, management expected that commercialization could initially result in step-change revenue growth as the Company transitioned from development-stage deployments and pilot projects to scaled commercial integrations.

As a result, the projections reflect an anticipated early commercialization phase characterized by higher growth rates, followed by a gradual normalization of growth as adoption expanded across additional vessel categories and geographic markets. Given the limited historical industry data available at the time the projections were prepared, management was required to make assumptions regarding market adoption over a five-to-seven-year horizon in a rapidly evolving industry environment.

The significant projected increase in revenue from fiscal 2026 to fiscal 2027 reflected management’s expectation that the Company would transition from primarily development-stage deployments and turnkey projects to its initial phase of scaled commercial deployments through OEM integrations, fleet retrofits and pilot programs.

Subsequent growth rates in the projections gradually decline to approximately 20% by fiscal 2033, reflecting management’s expectation that after the initial commercialization phase, revenue growth would increasingly reflect broader industry adoption across additional vessel classes and geographic markets.

Revenue growth in the projections remains principally driven by the expected increase in the number of vessels incorporating the Marine Tensor™ platform through OEM integrations, retrofit deployments on existing fleets, and governmental or commercial pilot programs. The platform is designed to be vessel-agnostic, enabling integration across multiple vessel classes, propulsion systems and operating environments.

Certain Assumptions

Revenue.

The Company believes that is poised for significant growth starting in the fiscal year ending April 30, 2027. The industry is at the start of a growth phase, fueled by technological advancements. See “Business and Certain Information of Marine Thinking – Industry Background.” The Company currently is transitioning from its beginnings as a turn key provider for governmental agencies, into a multi faceted business that serves the civilian market as well as governmental agencies, and also and offering its “Tensor Box” Marine Tensor.

Starting in fiscal year 2027, in addition to the gradually increasing turn-key projects, the Company will begin introducing scaled civilian unmanned surface vessel (“USV”) applications as part of its business model. To enter the civilian market, the Company has already signed MOUs with several new vessel manufacturers, and has completed prototype vessel development or testing. As a result, beginning in fiscal year 2027, the Company’s business model and revenue are expected to see a significant increase compared with fiscal year 2026.

The Company’s revenue is expected to be driven primarily by the deployment and integration of its Marine Tensor™ platform across a growing number of vessels and maritime operating environments. The platform is designed to be vessel-agnostic and capable of integration across multiple vessel classes, propulsion systems and geographic markets.

Management expects revenue growth to be supported by several complementary commercialization channels, including:

1-	OEM integrations in which vessel manufacturers incorporate the Marine Tensor™ platform into new vessel designs;

2-	Retrofit deployments on existing vessels operated by commercial fleets, government agencies and maritime service providers;

3-	Government and public safety programs, including pilot deployments and operational programs involving maritime security, search and rescue, coastal monitoring and other defense or public sector applications; and

4-	Platform integration and related services, including installation, system configuration and operational support associated with the deployment of the Marine Tensor™ platform.

5-	Recurring platform subscriptions, which are expected to increase over time as the installed base of vessels operating the Marine Tensor™ platform expands globally and vessels connect to the Company’s software, data and operational services.

As the installed base of vessels incorporating the Marine Tensor™ platform expands, management expects revenue growth to be driven by increasing adoption across multiple OEM partners, vessel categories and geographic markets, with a growing recurring subscription component associated with the operation and management of the platform across a larger global fleet, rather than reliance on any single manufacturer or deployment channel.

The following developments also support the Company’s revenue projections:

Inbound Interest. The Company has experienced inbound interest from both existing and prospective industry participants regarding the potential use of its Marine Tensor™ platform. These engagements include technical discussions with vessel manufacturers, fleet operators and other maritime stakeholders regarding potential applications of the Company’s technology, including (i) retrofitting existing vessels and fleets and (ii) potential integration of the Company’s platform into future vessel designs.

Collaboration Discussions. The Company is engaged in ongoing discussions with industry participants regarding potential collaboration arrangements and distribution channels that could support the Company’s long-term global expansion strategy. These discussions include engagement with vessel manufacturers, maritime operators and regional industry participants regarding potential pathways to expand operations and accelerate adoption of the Marine Tensor™ platform in markets such as Europe, Asia and the Middle East.

Potential OEM Partners. The Company is evaluating a limited number of potential new OEM partners acquisition targets as part of its long-term growth strategy following its transition to a public company. While no definitive agreements have been entered into, management believes that strategic acquisitions could contribute incrementally to revenue growth if consummated.

These discussions remain exploratory in nature and have not resulted in binding agreements, joint venture arrangements or other formal commitments. Management believes, however, that such engagement reflects increasing international interest in maritime autonomy technologies and the potential for future deployment of the Company’s platform across multiple geographic markets.

The Company’s ability to achieve its projected revenue levels assumes that it will raise sufficient capital through a private investment in public equity (PIPE) or other financing transactions. Such capital would be used to satisfy working capital requirements and fund the planned expansion and growth initiatives described above.

Gross Margin:

Fiscal 2026 primarily reflected development-stage deployments and turnkey project work. Beginning in fiscal 2027, the projections assume the first phase of scaled commercial deployments of the Marine Tensor™ platform, which includes a higher proportion of hardware components, initial OEM integrations, pilot programs and fleet retrofit installations. These early deployments typically involve higher production, integration and installation costs as supply chains, manufacturing processes and deployment procedures are established.

As a result, although revenue is projected to increase significantly as commercialization begins, gross margins are expected to temporarily decrease due to the higher relative contribution of hardware and integration-related activities during the early deployment phase and cross training of OEM and integration work initially with partners globally.

In subsequent years, management expects gross margins to stabilize as deployment processes become more standardized, production volumes increase and a greater portion of revenue is generated from platform integrations and related services across a larger installed base of vessels.

Factors Potentially Affecting Future Results.

Factors, contingencies and/or uncertainties that could affect growth include macroeconomic changes, new international tariffs, technological advancements affecting the Company’s offerings, changes in laws and regulations affecting its industry generally and/or in specific geographic markets, and political instability. The current war in the Persian Gulf and greater Middle East has the potential to disrupt energy and other commodity flows and supply chains, and to cause a spike in energy costs, among other things. The projections assume that the occurrence of any of these events would not have a material adverse effect on the Company’s business, results of operations, and financial condition.

There can be no assurance that the above assumptions will be realized, that anticipated customer demand will result in completed orders, that expansion efforts will be successful, or that the Company will obtain the necessary financing on acceptable terms, or at all. Accordingly, actual results may differ materially from the Company’s projections.

Fairness Opinion of KKG

Overview

On July 30, 2025, Eureka retained KKG to act as its financial advisor in connection with entering into the Business Combination Agreement. KKG, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Eureka selected KKG to act as its financial advisor in connection with entering into the Business Combination Agreement on the basis of KKG’s experience in similar transactions and its reputation in the investment community.

On October 10, 2025, KKG rendered its opinion to Eureka to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, (i) the Exchange Consideration to be paid by Eureka is fair, from a financial point of view, to Eureka’s public shareholders and (ii) the Company has an aggregate fair market value equal to at least eighty percent (80.0%) of the assets held by Eureka in the Trust Account for the benefit of Eureka’s public shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) (the “Fairness Opinion”). For purposes of its financial analyses, KKG assumed that the aggregate consideration per the Business Combination Agreement would have a value between $127,400,000 and $140,800,000 at Closing.

Neither Eureka nor Marine Thinking has had any actual or contemplated material relationship with KKG in the past two years, nor has Eureka or Marine Thinking the Company paid or received any compensation to or from KKG in the past two years.

Neither Eureka nor Marine Thinking provided any instructions to KKG or imposed any limitations on KKG in connection with the preparation of or conclusions made in the Fairness Opinion.

The full text of KKG’s Fairness Opinion to Eureka’s Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex E hereto and is incorporated by reference herein in its entirety. The following summary of KKG’s Fairness Opinion is qualified in its entirety by reference to the full text of the opinion. KKG delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such and not in any other capacity) in connection with and for the purposes of its evaluation of entering into the Business Combination. The Fairness Opinion also does not address the relative merits of entering in the Business Combination as compared to any alternative business strategies or transactions that might exist for Eureka, or the underlying business decision of Eureka whether to proceed with those business strategies or transactions. The Fairness Opinion does not constitute an opinion, advice or recommendation as to how any shareholder of Eureka should vote at the extraordinary general meeting. In addition, the Fairness Opinion does not in any manner address the prices at which the securities of Pubco would trade following the consummation of the Business Combination or at any time.

Scope of KKG Review

In connection with its Fairness Opinion, KKG considered, reviewed and relied upon, among other things, the following:

1.	Certain files submitted by the Company, including through its virtual data room, including but not limited to the annual reports from May 1, 2022 to June 30, 2025, and management information;

2.	Certain public filings and other publicly available information of companies which are comparable in nature to Marine Thinking, that KKG considered to be relevant;

3.	Discussions with members of Marine Thinking’s and Eureka’s management where the Business Combination, the financial condition of Marine Thinking, and certain other matters KKG believed necessary or appropriate for the purpose of rendering its Fairness Opinion were discussed;

4.	The Business Combination Agreement and LOI respect of the Transaction;

5.	Such other information, analyses, investigations and discussions as KKG considered necessary or appropriate in the circumstances;

6.	The financial condition of the business and economic outlook in general; and

7.	The nature of the business and historical performance of Marine Thinking and the major operational contracts and agreements in relation to the business, as well as the financial and business risk of the enterprise including the continuity of income.

Sources of Information

KKG’s analysis is based on data and information furnished by Marine Thinking’s management, which includes, but not limited to, the following;

1.	Annual reports of Marine Thinking as at April 30, 2023, April 30, 2024, April 30, 2025 and June 30, 2025; and

2.	Other operational and market information in relation to Marine Thinking’s business,

KKG also discussed and examined other operational and business information through interviews with relevant senior management. KKG relied to a considerable extent on such information in arriving at its opinion of value. KKG assumed that the data it obtained in the course of the valuation, along with the opinions and representations provided to KKG by Marine Thinking, are true and accurate.

KKG also conducted research using various sources including government statistics and other publications to verify the reasonableness and fairness of information provided and KKG believes that the information is reasonable and reliable.

In conducting its review and arriving at its opinion, KKG did not independently verify any of the foregoing information and KKG assumed and relied upon such information being accurate and complete in all material respects, and KKG further relied upon the assurances of management of Eureka that they are not aware of any facts that would make any of the information reviewed by KKG inaccurate, incomplete or misleading in any material respect. In addition, KKG has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Eureka, nor has KKG been furnished with any such valuation or appraisal. In addition, KKG has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of Eureka.

The issuance of the Fairness Opinion was approved by an authorized internal committee of KKG. The Fairness Opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. KKG expressed no opinion as to the underlying valuation, future performance or long-term viability of Eureka or Pubco and its successors. Further, KKG expressed no opinion as to the prices at which shares of Eureka or Pubco will trade at any time. It should be understood that, although subsequent developments may affect KKG’s Fairness Opinion, KKG does not have any obligation to update, revise or reaffirm its Fairness Opinion and has expressly disclaimed any responsibility to do so.

Summary of Financial Analyses

The following represents a brief summary of the material financial analyses reviewed by the Eureka Board and performed by KKG in connection with the Fairness Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by KKG, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by KKG. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by KKG.

The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by KKG or the Eureka Board. Except as otherwise noted, the following quantitative information, to the extent it is based on market data, is based on market data as it existed on or before October 10, 2025, and is not necessarily indicative of current market conditions. All analyses conducted by KKG were going-concern analyses and KKG expressed no opinion regarding the liquidation value of any entity.

Methodology

In arriving at its assessed value, KKG considered three generally accepted approaches, namely, market approach, cost approach and income approach.

Market Approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparative. Assets for which there is an established secondary market may be valued by this approach.

Benefits of using this approach include its simplicity, clarity, speed and the need for few or no assumptions. It also introduces objectivity in application as publicly available inputs are used. However, one has to be wary of the hidden assumptions in those inputs as there are inherent assumptions on the value of those comparable assets. It is also difficult to find comparable assets. Furthermore, this approach relies exclusively on the efficient market hypothesis.

Cost Approach considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation or obsolescence present, whether arising from physical, functional or economic causes. The cost approach generally furnishes the most reliable indication of value for assets without a known secondary market. Despite the simplicity and transparency of this approach, it does not directly incorporate information about the economic benefits contributed by the subject asset.

Income Approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the project than an amount equal to the present worth of anticipated future benefits (income) from the same or a substantially similar project with a similar risk profile.

This approach allows for the prospective valuation of future profits and there are numerous empirical and theoretical justifications for the present value of expected future cash flows. However, this approach relies on numerous assumptions over a long-time horizon and the result may be very sensitive to certain inputs. It also presents a single scenario only.

Selection of Analysis Approach and Methodology

In the opinion of KKG, the cost approach is inappropriate for valuing the 100% equity value of Marine Thinking. The cost approach does not directly incorporate information about the economic benefits contributed by the equity value of Marine Thinking. KKG therefore relied on the income approach in determining our opinion of value, and then verified its opinion using the market approach.

The application of an income approach technique is known as discounted cash flow method to develop the future value of the business into a present market value. This method eliminates the discrepancy in time value of money by using a discount rate to reflect all business risks, including intrinsic and extrinsic uncertainties, in relation to the business.

Under this method, the result depends on the present worth of future economic benefits to be derived from the projected service income. Indications of the result have been developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at discount rates which in the opinion of KKG are appropriate for the risks of the business. In considering the appropriate discount rate to be applied, KKG has taken into account a number of factors including the current cost of finance and the considered risk inherent in the business.

The market approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparative. Assets for which there is an established secondary market may be valued by this approach. Benefits of using this approach include its simplicity, clarity, speed and the need for few or no assumptions. It also introduces objectivity in application as publicly available inputs are used.

Major Assumptions

Assumptions considered to have significant sensitivity effects in this analysis have been evaluated in order to provide a more accurate and reasonable basis for arriving at our assessed value, the following key assumptions have been made:

●	The facilities and systems proposed are assumed to be sufficient for future expansion in order to realize the growth potential of the business and maintain a competitive edge.

●	There will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of Marine Thinking.

●	The financial and operational information provided to KKG by Marine Thinking is true and accurate.

●	There are no hidden or unexpected conditions associated with the assets valued that might adversely affect the reported value. Further, KKG assumed no responsibility for changes in market conditions after the date of the Transaction.

●	The information and other material (financial and otherwise) provided orally by, or in the presence of, an officer of Marine Thinking or in writing by Marine Thinking, or its agents to KKG relating to the Company or any of its respective subsidiaries or the Transaction for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to KKG, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Marine Thinking or the Transaction and did not and does not omit to state a material fact in respect of Marine Thinking or the Transaction necessary to make such information not misleading in light of the circumstances under which it was made or provided.

●	Since the dates on which information was provided to KKG by Marine Thinking, except as subsequently disclosed in writing to KKG or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred which would have or which would reasonably be expected to have a material effect on this Fairness Opinion.

●	There will be no material change in the financial condition of Marine Thinking as at the Closing Date of Business Combination from that as indicated by the latest historical financial statements provided to KKG.

Further, in preparing KKG’s Fairness Opinion, in addition to the facts and conclusions contained in the information provided to KKG, the completion of the Business Combination is subject to a number of conditions outside the control of Eureka and Marine Thinking, and KKG has assumed all conditions precedent to the completion of the Transaction can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification.

The Fairness Opinion is limited to the fairness, from a financial point of view, of the Business Combination to Marine Thinking’s public shareholders and KKG expresses no opinion as to any alternative transaction. KKG expresses no opinion as to the fairness of the Transaction relative to the consideration offered under any proposed alternative transaction. The Fairness Opinion does not constitute a recommendation to any shareholder of Eureka or of Marine Thinking as to how such shareholder should vote with respect to the Business Combination . Furthermore, KKG has not been asked to address, and the Fairness Opinion does not address, the fairness of the Business Combination to the holders of any class of securities of Marine Thinking other than the holders of Marine Thinking’s common shares.

KKG believes that the Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by KKG, without considering all the stated analyses and factors together, could create an impleading view of the process underlying or the scope of this Fairness Opinion. The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Fairness Opinion is given as of October 10, 2025, and KKG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to KKG’s attention after such date. Without limiting the foregoing, in the event that there is any material change in the Company or Marine Thinking, or any change in any material fact affecting the Fairness Opinion after the date hereof, KKG reserves the right to change, modify or withdraw the Fairness Opinion.

KKG did not, in considering the fairness, from a financial point of view, of the Business Combination to the shareholders of Marine Thinking, or assess any tax consequences that any particular shareholder of Marine Thinking may face as a result of the Business Combination.

Revenue

Marine Thinking is a company focused on autonomous navigation solutions in marine industry through the use of highly advanced artificial intelligence (AI) and specialized remotely operated vehicles. As of the Valuation Date, Marine Thinking was still in development stage with limited revenues, spending most its resources in the research and development of its products.

In USD’000	2025.7-2026.4 Projection	2027e Projection	2028e Projection	2029e Projection	2030e Projection	2031e Projection	2032e Projection	2033e Projection
Revenue	2,610	26,000	57,004	96,907	164,742	271,824	434,918	521,901
Growth rate	n/a	745.25%	119.25%	70.00%	70.00%	65.00%	60.00%	20.00%

According to Marine Thinking management, the revenue forecast is based on the following:

●	Based on Marine Thinking’s basic estimate, the 2026 fiscal year (1 May 2025 to 30 April 2026) total revenue would reach to about USD3.1 million;

●	The revenue growth rate during the forecasting period would be range from 20.0% to 745.25%, since Marine Thinking was in expanding stage as of the Valuation Date.

Costs of Goods Sold (“COGS”)

Based on the discussion with the Company management, the COGS forecast is based on the following:

In USD’000	2025.7-2026.4 Projection	2027e Projection	2028e Projection	2029e Projection	2030e Projection	2031e Projection	2032e Projection	2033e Projection
COGS	1,607	19,915	42,307	71,922	122,267	201,741	322,785	387,343
% of revenue	61.57%	76.60%	74.22%	74.22%,	74.22%	74.22%	74.22%	74.22%

Operating Expenses

Based on the discussion with the management, the operating expenses for the explicit forecast horizon are projected as below.

In USD’000	2025.7-2026.4 Projection	2027e Projection	2028e Projection	2029e Projection	2030e Projection	2031e Projection	2032e Projection	2033e Projection
Operating expenses	2,896	8,974	8,096	13,764	23,398	38,607	61,771	74,125
% of revenue	110.97%	34.52%	14.20%	14.20%,	14.20%,	14.20%,	14.20%	14.20%

Income Taxes

Based on the discussion with the Company management, the income taxes are projected as below, applying 29% Canada statutory corporate income tax rate. Due to historical accumulated loss, Marine Thinking was expected to start to pay income tax since fiscal year 2029.

In USD’000	2025.7-2026.4 Projection	2027e Projection	2028e Projection	2029e Projection	2030e Projection	2031e Projection	2032e Projection	2033e Projection
EBIT	(1,893)	(2,889)	6,601	11,221	19,076	31,476	50,361	60,434
Income tax	--	--	--	3,254	5,532	9,128	14,605	17,526
Effective income tax rate	0.00%	0.00%	0.00%	29.00%,	29.00%,	29.00%,	29.00%,	29.00%,

Capital expenditure (“Capex”) and Depreciation and amortization (“D&A”)

Based on the discussion with the Company management, the Capex and D&A were projected as below.

In USD’000	2025.7-2026.4 Projection	2027e Projection	2028e Projection	2029e Projection	2030e Projection	2031e Projection	2032e Projection	2033e Projection
Capex	172	200	200	200	200	200	200	200
D&A	49	88	110	110	110	110	110	110

Working Capital

Based on the discussion with the management, the working capital for the explicit forecast horizon is projected as below:

In USD’000	2025.7-2026.4 Projection	2027e Projection	2028e Projection	2029e Projection	2030e Projection	2031e Projection	2032e Projection	2033e Projection
Days in a year	365
Current assets
Operating cash	408	2,367	4,134	7,034	11,963	19,746	31,598	37,920
Turnover days on COGS and OPEX	30	30	30	30	30	30	30	30
Accounts receivable and other receivables	513	4,336	9,501	16,152	27,458	45,306	72,489	86,987
Turnover days on revenue	61	61	61	61	61	61	61	61
Inventories	473	4,981	10,577	17,981	30,568	50,436	80,698	96,838
Turnover on COGS	91	91	91	91	91	91	91	91
Current assets	1,394	11,685	24,212	41,166	69,989	115,488	184,785	221,744
Current liabilities
Accounts payable and accrued liabilities (including unearned revenue and payroll liabilities)	630	6,635	14,102	23,973	40,755	67,245	107,593	129,111
Turnover days on COGS	122	122	122	122	122	122	122	122
Current liabilities	630	6,635	14,102	23,973	40,755	67,245	107,593	129,111

Discount Rate

In applying the discounted cash flow method, it is necessary to determine an appropriate discount rate for the assets under review. The discount rate represents an estimate of the rate of return required by a third-party investor for an investment of this type. The rate of return expected from an investment by an investor relates to perceived risk. Risk factors relevant in our selection of an appropriate discount rate include:

●	Interest rate risk, which measures variability of returns, caused by changes in the general level of interest rates.

●	Purchasing power risk, which measures loss of purchasing power over time due to inflation.

●	Liquidity risk, which measures the ease with which an instrument can be sold at the prevailing market price.

●	Market risk, which measures the effects of the general market on the price behavior of securities.

●	Business risk, which measures the uncertainty inherent in projections of operating income.

●	Exchange rate, which measures the possible influence that changes in exchange rates, might have on the value of the investment.

Consideration of risk also involves elements such as quality of management, degree of liquidity, and other factors affecting the rate of return acceptable to a given investor in a specific investment. An adjustment for risk is an increment added to a base rate to compensate for the extent of risk believed to be involved in the investment.

Required Return on Equity Capital

KKG used the Capital Assets Pricing Model (the “CAPM”) to estimate the required return on equity capital.

The CAPM is a fundamental tenet of modern portfolio theory which has been generally accepted basis for marketplace valuations of equity capital. The CAPM technique is widely accepted in the investment and financial analysis communities for the purpose of estimating a company’s required return on equity capital.

The equation of CAPM is shown as follow:

Expected Required Return on Equity=Risk Free + Nominal Beta (fi) x Risk Premium

The return on equity required of a company represents the total rate of return investors expect to earn, through a combination of dividends and capital appreciation, as a reward for risk taking. The Capital Asset Pricing Model (“CAPM”) is used to calculate the required rate of return on equity investment by using publicly-traded companies.

Parameters for Cost of Equity

In determining the equity discount rate for the Company, the following parameters have been used:

Summary of betas

Comparable company	Capital IQ Ticker	Country	Levered beta[1]	D/E ratio	Tax rate	Unlevered beta
Marine technology
Brunswick Corporation	NYSE: BC	United States	1.27	55.9%	21.0%	0.88
Ocean Power Technologies, Inc.	NYSEAM: OPTT	United States	2.62	6.3%	21.0%	2.50
SRT Marine Systems plc	AIM: SRT	United Kingdom	0.70	54.4%	25.0%	0.50
Changshu Guorui Technology Co., Ltd.	SZSE: 300600	China	1.43	2.0%	25.0%	1.41
Kraken Robotics Inc.	TSXV: PNG	Canada	0.79	23.9%	29.0%	0.68
Harvest Technology Group Limited	ASX: HTG	Australia	0.80	1769.3%	30.0%	0.06
Vision Marine Technologies Inc.	NasdaqCM: VMAR	Canada	0.25	2.7%	29.0%	0.25

Autonomous driving / Smart driving
ECARX Holdings Inc.	NasdaqGM: ECX	China	0.67	517.0%	25.0%	0.14
Mobileye Global Inc.	NasdaqGS: MBLY	Israel	0.53	0.5%	23.0%	0.53
Cyngn Inc.	NasdaqCM: CYN	United States	0.10	12.4%	21.0%	0.09
EHang Holdings Limited	NasdaqGM: EH	China	1.06	26.6%	25.0%	0.88
Archer Aviation Inc.	NYSE: ACHR	United States	3.10	4.6%	21.0%	2.99
Kratos Defense & Security Solutions, Inc.	Nasdaq GS: KTOS	United States	1.06	12.9%	21.0%	0.96
L3Harris Technologies, Inc.	NYSE: LHX	United States	0.75	38.6%	21.0%	0.57
AeroVironment, Inc.	Nasdaq GS: AVAV	United States	0.96	6.8%	21.0%	0.91
Aurora Innovation, Inc.	Nasdaq GS: AUR	United States	2.49	5.3%	21.0%	2.39
Joby Aviation, Inc.	NYSE: JOBY	United States	2.47	4.3%	21.0%	2.39
Average			1.24	149.6%		1.07
Median			0.96	12.4%		0.88

Cost of equity

Cost of equity
Risk-free rate[1]	3.5%
Unlevered beta	0.88
Levered beta[2]	0.96
Equity risk premium[3]	4.3%
Cost of equity	7.7%
Size premium[4]	2.7%
Specific risk premium[5]	3.0%
Cost of equity	13.3%

Weighted Average Cost of Capital

WACC is calculated by multiplying the cost of each capital component by its proportional weight and then summing:

Re	=	Required return on equity
Rd	=	Required return on debt
E	=	Market value of the firm’s equity
D	=	Market value of the firm’s debt
V	=	E + D
E/V	=	Percentage of financing that is equity
D/V	=	Percentage of financing that is debt
Tc	=	Corporate tax rate

Weighted average cost of capital (“WACC”)
Cost of equity
Risk-free rate[1]	3.5%
Unlevered beta	0.88
Levered beta[2]	0.96
Equity risk premium[3]	4.3%
Cost of equity	7.7%
Size premium[4]	2.7%
Specific risk premium[5]	3.0%
Cost of equity	13.3%
Rounded	13.3%

Cost of debt
Cost of debt[6]	4.8%
Tax[7]	29.0%
After tax cost of debt	3.4%

Proportion of debt[8]	11.0%
Proportion of equity	89.0%
WACC	12.2%
Rounded	12.2%

Terminal Value

KKG assumed that the Company will grow at a fixed long-term growth rate beyond the terminal year as reach its optimal operating structure. We have thus applied a terminal multiple on the projected cash flows at terminal year to derive the value of the Company beyond the projection period. The terminal multiple is derived using the Gordon Growth Model, a mathematical simplification to capitalize an earnings stream that is expected to grow at a long-term sustainable rate “g” and discount rate “k” into perpetuity. The formula is as follows:

g	=	Long-term growth rate of 2.1% (Source: long-term inflation rate in Canada from EIU database)
k	=	WACC

Conclusion of KKG

Based on its analysis, KKG concluded that as of June 30, 2025, the market value range of the 100% equity value of Marine Thinking was a low end of $127.4 million and a high end of $140.8 million.

The Eureka Board’s Reasons for Approving the Business Combination

After consulting with Eureka’s management, the Sponsor and legal advisors, the Eureka Board unanimously approved the execution of the definitive Business Combination Agreement on October 29, 2025. In making its determination with respect to the transactions contemplated thereby, the Eureka Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the complexity and variety of such factors, the Eureka Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors that the Board considered in reaching its determination and supporting its decision. The Eureka Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Eureka Board.

This explanation of Eureka’s rationale for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

Before reaching its decision, the Eureka Board discussed the results of the due diligence conducted by Eureka’s management and their advisors, which included:

●	meetings and calls with the management team and advisors of the Company regarding its operations, operational forecasts and upcoming research and development direction, as well as the broader applications of its autonomous vessel and marine AI solutions across government, defense, environmental monitoring and commercial marine markets;

●	consultations with the Company’s management, finance team and legal advisors;

●	review of the Company’s material contracts and arrangements, including with government agencies, commercial customers and strategic partners, as well as intellectual property, financial, tax, legal and accounting due diligence;

●	the Company’s audited and unaudited financial statements;

●	financial review and analysis of the Company and the Business Combination;

●	internal analysis on comparable target companies;

●	internal research on comparable transactions.

Based on the selection criteria as described above, below is a summary of Eureka’s evaluation of the Company:

The Eureka Board considered a number of factors pertaining to the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

●	Satisfies several of Eureka’s initial acquisition criteria.

The Eureka Board determined that the Company satisfies a number of the criteria that Eureka established upon its IPO, including but without limitation to:

˗	The Company is an emerging growth company with a focused business in AI-enabled autonomous marine navigation, unmanned surface vessel (“USV”) and electric-boat control solutions.

˗	The Company is positioned to grow into a cash-generative business over time, with revenues derived from Canadian federal innovation programs, environmental monitoring and survey projects, and initial commercial deployments of its autonomous vessel and marine AI solutions across multiple countries.

˗	The Company offers a full-stack marine autonomy platform, combining AI software trained on real-world maritime data, ruggedized onboard computing hardware and integrated solutions for both purpose-built USVs and retrofits of existing vessels, as well as cloud-based fleet management and analytics, which is differentiated among early-stage marine technology companies.

˗	The Company has demonstrated technology leadership and brand credibility in its markets, as evidenced by its selection for and execution of projects with governments and its collaborations with commercial partners in Europe and other regions.

●	Favorable prospects for future revenue and earnings growth.

Current information and business outlook are favorable regarding:

˗	Business, prospects, market potential, operations, technology, products, offerings, management, competitive position, and strategic business goals and objectives;

˗	general economic conditions and industry dynamics, including increasing demand for autonomous navigation, remote sensing, environmental monitoring and advanced user experience solutions for electric boats, as well as evolving norms and market practice supporting greater adoption of autonomous and semi-autonomous marine systems; and

˗	opportunities and competitive factors within the autonomous marine navigation, USV, environmental monitoring and electric-boat ecosystems, including the potential for the Company’s technology platform to be deployed across multiple use cases and customer segments.

●	Unique position in the industry landscape.

˗	The Eureka Board considered the Company’s unique positioning at the intersection of defense and security, environmental monitoring and commercial marine markets. The Company’s technology is being deployed or piloted in projects ranging from harbour patrol, search-and-rescue and ghost-gear tracking to self-driving tourism boats, shared boat fleet management, electric pontoons and e-jetskis, which the Eureka Board believes provides a diversified set of potential growth vectors relative to competitors focused primarily on a single vertical.

●	Experienced and committed management team and board.

˗	The Eureka Board considered the experience and track record of the Company’s senior management team and board members, including their prior experience in scaling AI and data-driven platforms, completing public listings and M&A transactions, and leading projects in marine technology, AI, robotics and capital markets. The Eureka Board believes that this team is well-positioned to execute the Company’s growth strategy and to operate as a public company.

●	Implied valuation and upside potential.

˗	The Eureka Board considered the financial terms of the Business Combination, including the implied equity value of approximately US$130 million for 100% of the Company. The Eureka Board reviewed the analysis and conclusions of KKG, which estimated a range of fair market value for 100% of the Company’s equity and concluded that, as of October 10, 2025 and subject to the assumptions and qualifications described in its opinion, the proposed consideration was fair, from a financial point of view, to Eureka and its unaffiliated public shareholders and represented an opportunity to complete the transaction at a value towards the lower end of the estimated fair market value range. The Eureka Board viewed this as supporting the potential for long-term value creation for Eureka’s shareholders, while recognizing that realization of such potential is subject to significant execution and market risks.

The Eureka Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Early-stage and evolving market dynamics. The markets for autonomous navigation, unmanned surface vessels, marine AI and related applications are still emerging and evolving. Larger incumbent shipbuilders, defense contractors and technology companies may accelerate competing offerings. Customers may adopt such technologies more slowly than anticipated due to budget constraints, regulatory considerations, safety concerns or other factors, which could limit near-term revenue visibility and delay the Company’s path to profitability.

●	Dependence on government and key partner relationships. A meaningful portion of the Company’s historical and projected business is expected to be derived from government-funded programs, grants and pilot projects, as well as from a limited number of strategic commercial partners. Changes in government priorities, procurement processes, funding levels, or strategic direction, or adverse developments in relationships with key partners, could negatively impact the Company’s growth trajectory and financial performance.

●	Macroeconomic risks. General macroeconomic conditions, including inflation, interest rate levels, defense and government spending cycles, the availability and cost of capital, and broader capital markets volatility, may adversely affect the Company’s customers’ ability or willingness to commit to new projects or long-term contracts and may increase the Company’s operating costs.

●	Risk that benefits may not be achieved. The potential benefits of the Business Combination may not be fully achieved or may not be achieved in a timely manner.

●	Regulatory risks. The Company operates in a highly regulated environment. Its activities are subject to evolving maritime safety, autonomous vessel regulations, data and AI-related rules, export controls and other regulatory frameworks in Canada and internationally. Delays in obtaining, or failure to maintain, required permits, certifications or approvals, or the adoption of more restrictive regulations, could limit or delay deployments of the Company’s solutions and increase compliance costs.

●	Competition. The Company’s competitors may in the future offer technology, products and services that are similar or superior to those offered by the Company.

●	No guarantee of profitable results. As of the date of this proxy statement/prospectus, the Company has generated limited revenues to date and has incurred net losses, and there is no guarantee that it will achieve or sustain profitable results in the future, even if the Business Combination is consummated.

●	Redemption risk. A significant number of Eureka shareholders may elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Eureka’s amended and restated memorandum and articles of association, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to PubCo to accelerate its business plan following the Closing.

●	Other risks. Various other risks associated with the business of the Company, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The above discussion of the material factors considered by the Eureka Board is not intended to be exhaustive but does set forth the principal factors considered by the Eureka Board.

The Company Board’s Reasons for the Approval of the Business Combination

After consideration, the board unanimously adopted resolutions: (i) the BCA, substantially in the form presented to the board, and authorizing such changes thereto as may be approved by any officer or director of the Company, (ii) the related transaction documents in such form as may be approved by any officer or director of the Company, (iii) the execution and delivery by the Company of the BCA and the other transaction documents, (iv) the authorization of the Company to enter into and perform its obligations under the transaction documents and to consummate the transactions contemplated thereby, (v) the submission of any transaction documents requiring shareholder approval to the Company’s shareholders, together with a recommendation that the shareholders approve such transactions, and (vi) the authorization of any officer or director of the Company to execute and deliver such documents and take all actions necessary or advisable to carry out and consummate the transactions.

In reaching its decision to adopt and approve the BCA and the related transaction documents and the transactions contemplated thereby, including the Business Combination, and resolving to recommend that the Marine Thinking shareholders adopt the BCA and the related transaction documents and approve the transactions contemplated thereby, including the Business Combination, the board of directors of Marine Thinking consulted with Marine Thinking’ management, as well as its legal advisors, and considered a number of factors, including:

●	the board of directors’ belief that, after a thorough review of other alternative business strategies (including continuing as a privately held standalone entity, going public through a different form of transaction or other merger prospects and the associated risks of delay, non-consummation or unavailability thereof), that the Business Combination represents the best potential alternative for Marine Thinking

●	the favorable terms of the BCA, including, among others, the conditions for the parties’ obligations to consummate the Business Combination

●	the board of directors’ belief that the Business Combination offers Marine Thinking’s shareholders an attractive valuation, reflecting, in part, SPAC’s valuation of Marine Thinking’s platform;

●	the board of directors’ belief that the Business Combination provides Marine Thinking with a means to become a public company, which will provide Marine Thinking with access to capital to partially fund the development and commercialization of its products;

●	the potential for other third parties to enter into strategic relationships with Marine Thinking as a publicly traded company following the Business Combination; and

●	the fiduciary duties of the directors and officers of Marine Thinking to its shareholders.

The foregoing discussion of the factors considered by the board of directors of Marine Thinking is not intended to be exhaustive, but, rather, includes the material factors considered by the board of directors of Marine Thinking. In reaching its decision to adopt and approve the BCA and the Business Combination, the board of directors of Marine Thinking did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board of directors of Marine Thinking considered all these factors as a whole, including discussions with, and questioning of, Marine Thinking’s management and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the business combination agreement, dated as of October 29, 2025, by and among the SPAC, the Company, and the Amalgamation Sub, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein be and are hereby approved, ratified and confirmed in all respects.”

Vote Required for Approval

Approval of the Business Combination Proposal requires an ordinary resolution being the affirmative vote of the holders of a majority of the SPAC Shares as of the record date represented in person (including by virtual presence) or by proxy at the SPAC EGM and entitled to vote thereon. Adoption of the Business Combination Proposal is conditioned upon the adoption of the SPAC Continuance Proposal. It is important for you to note that in the event that either of the Business Combination Proposal or the SPAC Continuance Proposal is not approved, then SPAC will not consummate the Business Combination.

The Initial Shareholders have agreed to vote any SPAC Shares owned by them in favor of the Business Combination Proposal. The Business Combination Proposal is not structured so that approval of at least a majority of unaffiliated SPAC shareholders is required. No unaffiliated representative has been retained to act solely on behalf of the SPAC shareholders for purposes of negotiating the terms of the Business Combination Agreement on their behalf and/or preparing a report concerning the approval of the Business Combination.

Recommendation of the Board

After careful consideration, the Board determined that the Business Combination with the Company is in the best interests of the SPAC and its shareholders. On the basis of the foregoing, the Eureka Board has approved and declared advisable the Business Combination with the Company and recommends that you vote or give instructions to vote “FOR” the Business Combination Proposal.

The existence of financial and personal interests of one or more of the SPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of the SPAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, the SPAC’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a shareholder. See “Proposal No. 2—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 3 - THE SPAC CONTINUANCE PROPOSAL

The SPAC is currently incorporated as an exempted Cayman Islands company. Pursuant to the Business Combination Agreement and subject to the terms and conditions contained therein, in connection with the Business Combination, the SPAC proposes to be continued from the Cayman Islands to Canada, and continue as a company existing under the CBCA. This transaction is known as a “continuance” under the Canadian law. As discussed in this proxy statement/prospectus, the SPAC’s shareholders are being asked to consider and vote upon a proposal to approve the SPAC Continuance. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the SPAC Continuance. In particular, you are directed to the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.

Summary of the SPAC Continuance

Upon the SPAC Continuance, Cayman Islands law will cease to apply to the SPAC, and the SPAC will thereupon become subject to the CBCA. The SPAC Continuance will not create a new legal entity, affect the continuity of the SPAC or result in a change in its business.

The SPAC Continuance will not affect the SPAC’s status as a listed company on Nasdaq, as a reporting issuer under the securities laws of the United States, and the SPAC would remain subject to the requirements of such laws.

As of the Effective Time of the SPAC Continuance, the legal domicile of the SPAC will be Canada and the SPAC will no longer be subject to the provisions of Cayman Islands law. The SPAC, from and after the completion of the SPAC Continuance, is referred to herein as “Pubco.”

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that upon the terms and subject to the conditions of the Business Combination Agreement (as defined in the proxy statement/prospectus), and in accordance with applicable laws, prior to the time when the Amalgamation (as defined in the proxy statement/prospectus) becomes effective, the deregistration of the Company as a Cayman Islands exempted company in accordance with section 206 of the Companies Act (Revised) of the Cayman Islands and, immediately upon such deregistration, the domestication to Canada under the CBCA (as defined in the proxy statement/prospectus) be and are approved.”

Vote Required for Approval

Approval of the SPAC Continuance Proposal requires a special resolution being the affirmative vote of two-thirds of the issued and outstanding SPAC Shares as of the record date represented in person (including by virtual presence) or by proxy at the SPAC EGM and entitled to vote and voted thereon. Adoption of the SPAC Continuance Proposal is conditioned upon the adoption of the Business Combination Proposal. It is important for you to note that in the event that any one of the SPAC Continuance Proposal or the Business Combination Proposal is not approved, then SPAC will not consummate the Business Combination.

The Initial Shareholders have agreed to vote all SPAC Shares owned by them in favor of the SPAC Continuance Proposal.

Recommendation of the Board

After careful consideration, the Board has determined that the SPAC Continuance forming part of the Business Combination is in the best interests of the SPAC and its shareholders. On the basis of the foregoing, the Board has approved and declared advisable the SPAC Continuance and recommends that you vote or give instructions to vote “FOR” adoption of the SPAC Continuance Proposal.

The existence of financial and personal interests of one or more of the SPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of the SPAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, the SPAC’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a shareholder. See “Proposal No. 2—The Business Combination Proposals—Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE SPAC CONTINUANCE PROPOSAL.

PROPOSAL NO. 4 - THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

In connection with the SPAC Continuance, the SPAC have agreed to adopt the New Articles and New Bylaws, which if adopted, will take effect on the date when the SPAC Continuance becomes effective. A copy of the post-continuance New Articles and New Bylaws in substantially the form attached to this proxy statement/prospectus as Annex B and Annex C.

Summary of the Organizational Documents Proposal

Pubco’s post-continuance Organizational Documents will be in effect on the date when the SPAC Continuance becomes effective, and shall amended and restated to read in their entirety in the form of the New Articles and New Bylaws attached to this proxy statement/prospectus as Annex B and Annex C.

Differences between the SPAC’s current Organizational Documents and Pubco’s Organizational Documents following the SPAC Continuance

Following is a summary of the material differences between Pubco’s New Articles and New Bylaws to be in effect from and after the SPAC Continuance and the currently in effect SPAC’s Organizational Documents:

	Current Organizational Documents	New Articles and New Bylaws
Name	SPAC’s current name is “Eureka Acquisition Corp.”	The name of Pubco following the Business Combination shall be changed to “Marine Thinking Holdings Inc.”

Special purpose acquisition company	Include certain provisions related to the SPAC’s status as a special purpose acquisition company, which include the NTA Requirement.	Will not be included.

Share Capital	The authorized share capital of the SPAC is US$50,000 divided into 390,000,000 Class A Shares of a par value of US$0.0001 each, 100,000,000 Class B Shares of par value US$0.0001 each and 10,000,000 preference shares of par value US$0.0001 each. As of the date of this proxy statement/prospectus, there are 3,388,233 SPAC Class A Shares and 1,437,500 SPAC Class B Shares issued and outstanding.	The Pubco’s authorized capital immediately following the Business Combination will consist of an unlimited number of Pubco Class A Shares, without par value, and an unlimited number of Pubco Class B Shares, without par value, of which [♦] Pubco Class A Shares, and Nil Pubco Class B Shares, respectively, are expected to be issued and outstanding immediately following the completion of the Business Combination.

Jurisdiction	Prepared in accordance with laws of the Cayman Islands.	Drafted in accordance with the Canada Business Corporations Act.

Directors	Unless otherwise determined by ordinary resolution, the minimum number of directors shall be one and the maximum shall be ten.	The New Articles provide for a floating number of directors, between 1 and 10. The CBCA requires public companies to have at a minimum three directors.

Copies of New Articles and New Bylaws of Pubco, as will be in effect upon the consummation of the SPAC Continuance, are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. See also the Section entitled “Comparison of Shareholder Rights” on page 217 of this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that in connection with, and with effect from the date of, the SPAC Continuance, the adoption of the proposed the new articles of continuance and bylaws of the SPAC in substantially the form attached to the accompanying proxy statement/prospectus as Annex B and Annex C (the “New Articles and New Bylaws of the Pubco”), and the name change of the SPAC from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on, hereby be and are approved.”

Vote Required For Approval

Approval of the Organizational Documents Proposals requires a special resolution being the affirmative vote of two-thirds of the issued and outstanding SPAC Shares as of the record date represented in person (including by virtual presence) or by proxy at the SPAC EGM and entitled to vote and voted thereon. Adoption of the Organizational Documents Proposals is conditioned upon the adoption of the Business Combination Proposal and the SPAC Continuance Proposal.

After careful consideration, the Board has determined that the Organizational Documents Proposal is in the best interests of the SPAC and its shareholders. On the basis of the foregoing, the Board has approved and declared advisable the Organizational Documents Proposal and recommends that you vote or give instructions to vote “FOR” adoption of the Organizational Documents Proposal.

Recommendation of the Eureka Board

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL NO. 5 – THE PUBCO DIRECTOR APPOINTMENT PROPOSAL

Overview

In connection with the Business Combination, all the parties to the Business Combination Agreement have agreed to cause, effective as of the Closing, each of the Pubco Board and the board of directors of the Amalco shall consist of seven directors:

(a)	six directors shall be designated by the Company, four of whom shall be “independent” for purposes under Nasdaq (or any alternative exchange) rules requirements and one of whom shall be the “financial expert” as determined under SEC rules and regulation,

(b)	one director shall be designated by the Sponsor or its affiliates; and

(c)	at least five of such seven directors shall be Canadian citizens.

The Eureka Board is proposing the approval of the following seven individuals, each effective from the consummation of the Business Combination and who will constitute all the members of the board of directors of Pubco: Patrick Kira Sapphire, Yongbiao Ding and Tony Tse. Tony Tse is expected to qualify as an independent director under the Nasdaq rules.

The nominees have consented to being named herein and has indicated his or her intention to serve as directors, if approved. The Board has no reason to believe that the nominees would be unable or unwilling to serve if approved.

Biographical information for the nominees is provided below in the section entitled “Management of Pubco After the Business Combination.”

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution of the holders of the SPAC Class B Shares only, the appointment and/or removal of the directors of the SPAC hereby be and are approved.”

Vote Required For Approval

The approval of the Pubco Director Appointment Proposal requires the affirmative vote of the holders of a majority of the SPAC Class B Shares only, as of the record date represented in person (including by virtual presence) or by proxy at the SPAC EGM and entitled to vote thereon. Holders of SPAC Class A Shares will not vote on this proposal. Adoption of the Pubco Director Appointment Proposal is conditioned upon the adoption of the Business Combination Proposal, the SPAC Continuance Proposal and the Organizational Documents Proposal.

As of the date of this proxy statement/prospectus, the Sponsor and the SPAC’s directors have agreed to vote their SPAC Class B Shares in favor of this Proposal. Consequently, the passage of this Proposal is assured.

Recommendation of the Eureka Board

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PUBCO DIRECTOR APPOINTMENT PROPOSAL.

PROPOSAL NO. 6 - THE PUBCO EQUITY PLAN PROPOSAL

Overview

In connection with the Business Combination, the SPAC and the Company have agreed that Pubco shall adopt a new Pubco Equity Plan (the “Pubco Equity Plan”).

The following is a summary of certain terms and conditions of the Pubco Equity Plan. This summary is qualified in its entirety by reference to the Pubco Equity Plan, which is attached to this proxy statement/prospectus as Annex D. You are encouraged to read the entirety of the Pubco Equity Plan.

Summary of the Pubco Equity Plan

In order to provide eligible individuals with an incentive to contribute to the success of Pubco and to operate and manage Pubco’s business in a manner that will provide for Pubco’s long-term growth and profitability and that will benefit its shareholders and other important stakeholders, including its employees and customers, and provide a means of recruiting, rewarding, and retaining key personnel, Pubco will adopt an incentive plan, effective upon the Closing Date, reserving a number of Pubco Class A Shares for grant thereunder that is equal to 15% of the fully diluted outstanding Pubco Class A Shares as of immediately after the Closing.

As of the date of this proxy statement/prospectus, no award has been granted under the Pubco Equity Plan. The following paragraphs describe the principal terms of the Pubco Equity Plan.

In order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of PubCo and to promote the success and enhance the value of PubCo, PubCo will adopt a share incentive plan upon the Closing of the Business Combination. A form of the Pubco Equity Plan is filed as Annex D to this proxy statement/prospectus.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Pubco Equity Plan is initially 15% of the total outstanding issued PubCo Ordinary Shares immediately upon Closing. As of the date of this proxy statement/prospectus, no award has been granted under the Pubco Equity Plan.

The following paragraphs describe the principal terms of the Pubco Equity Plan.

Types of awards. The Pubco Equity Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by the PubCo board of directors or any committee appointed thereof.

Plan administration. The Pubco Equity Plan shall be administered by the PubCo board of directors or any committee appointed thereof, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the Pubco Equity Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and Pubco’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. PubCo may grant awards to directors, consultants, and employees of PubCo and its related entities.

Vesting schedule. In general, the PubCo board of directors determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the PubCo board of directors and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the Pubco Equity Plan, such as transfers to PubCo or a subsidiary of its, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the PubCo board of directors or its executive officer or director authorized by the PubCo board of directors, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the PubCo board of directors, pursuant to such conditions and procedures as the PubCo board of directors may establish.

Unless terminated earlier, the Pubco Equity Plan has a term of ten years. The PubCo board of directors may terminate, amend or modify the Pubco Equity Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the Pubco Equity Plan may adversely affect in any material way any award previously granted pursuant to the Pubco Equity Plan without the prior written consent of the participant.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adoption of a new Pubco Equity Plan (the “Pubco Equity Plan”) by the SPAC. A copy of the Pubco Equity Plan is attached to the accompanying proxy statement/prospectus as Annex D, hereby be and are approved.”

Vote Required For Approval

The approval of the Pubco Equity Plan Proposal requires an ordinary resolution being the affirmative vote of holders of a majority of the SPAC Shares represented in person (including by virtual attendance) or by proxy and entitled to vote thereon at the SPAC EGM. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal. Adoption of the Pubco Equity Plan is not conditioned upon the adoption of any of the other Proposals.

Recommendation of The Eureka Board

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PUBCO EQUITY PLAN PROPOSAL.

PROPOSAL NO. 7 - THE NASDAQ PROPOSAL

Overview

The SPAC is asking holders of SPAC Shares to approve the issuance of Pubco Class A Shares in connection with the Amalgamation (the “Amalgamation Consideration Shares”) (including for purposes of complying with Nasdaq Listing Rules 5635(a), (b), and (d)). Holders of SPAC Shares should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Amalgamation. A copy of the Business Combination Agreement is attached to this joint proxy statement/prospectus as Annex A.

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the company shares (or securities convertible into or exercisable for company shares); or (B) the company shares to be issued is or will be equal to or in excess of 20% of the number of company shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of company shares (or securities convertible into or exercisable for company shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the company shares for the five trading days immediately preceding the signing of the binding agreement, if the number of company shares (or securities convertible into or exercisable for company shares) to be issued equals to 20% or more of the company shares, or 20% or more of the voting power, outstanding before the issuance. Approval of the Nasdaq Proposal will constitute the required approval of the issuance of Pubco Class A Shares required by the Nasdaq rules.

Reasons for the Nasdaq Proposal

In consideration of the Amalgamation, Pubco will issue to Company Shareholders 13,036,898 Pubco Class A Shares, with each Pubco Class A Share valued at US$10.00. Because the number of Pubco Class A Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% Pubco’s outstanding shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control in Pubco, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a), (b) and (d).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, up to an aggregate of 13,036,898 Pubco Class A Shares may be issued in connection with the Business Combination.

The issuance of Pubco Class A Shares described above would result in significant dilution to our shareholders, and result in our shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Pubco after the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the issuance of 13,036,898 SPAC Class A Shares by the SPAC in connection with the Transactions hereby be and are approved.”

Vote Required For Approval

The approval of the Nasdaq Proposal requires an ordinary resolution being the affirmative vote of holders of a majority of the SPAC Shares represented in person (including by virtual attendance) or by proxy and entitled to vote thereon at the SPAC EGM. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal.

This Proposal is conditioned upon the approval of the Business Combination Proposal, the SPAC Continuance Proposal and the Organizational Documents Proposal. If the Business Combination Proposal, the SPAC Continuance Proposal and the Organizational Documents Proposal are not approved, the Nasdaq Proposal will have no effect even if approved by our shareholders.

Recommendation of The Eureka Board

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 8 - THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Eureka Board to adjourn the SPAC EGM to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to SPAC’s shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposal, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal. If the SPAC’s shareholders approve the Adjournment Proposal, the SPAC may adjourn the SPAC EGM and any adjourned session of the SPAC EGM and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have voted previously.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by SPAC shareholders, the Eureka Board may not be able to adjourn the SPAC EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposal, the Organizational Documents Proposal, the Pubco Director Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the NTA Proposal, the Business Combination Proposal, the SPAC Continuance Proposals, the Organizational Documents Proposal, the Board Appointment Proposal, the Pubco Equity Plan Proposal, and the Nasdaq Proposal hereby be and are approved.”

Vote Required For Approval

The Adjournment Proposal is not conditioned on the approval of any other Proposal at the SPAC EGM.

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote (in person or by proxy) of the holders of a majority of SPAC Shares entitled to vote and actually casting votes thereon at the SPAC EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SPAC EGM. Accordingly, failure to vote in person, online, or by proxy at the SPAC EGM or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the Eureka Board

THE EUREKA BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

BUSINESS AND CERTAIN INFORMATION OF MARINE THINKING

The following discussion should be read in conjunction with the information about Marine Thinking contained elsewhere in this proxy statement/prospectus, including the information set forth in Marine Thinking’ consolidated financial statements and the related notes. Some of the information contained in this section or set forth elsewhere in this proxy statement/prospectus, including information with respect to Marine Thinking’ plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. Unless the context otherwise requires, all references in this subsection to the “Company,” “group,” “we,” “us” or “our” refer to the business of Marine Thinking Inc., a Canadian corporation, and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiaries following the consummation of the Business Combination.

Overview

Marine Thinking is an autonomous technology company focused on transforming how the maritime industry understands, operates in, and derives value from the ocean. By equipping both crewed and uncrewed surface vessels (USVs) with advanced autonomy and intelligent-control capabilities, Marine Thinking enables new operational possibilities across commercial, industrial, governmental, and research applications. Marine Thinking’s technology portfolio spans navigation, multi-layer communications, artificial intelligence, and machine learning—all designed to enhance safety, efficiency, and environmental sustainability across a broad range of marine operations.

Founded in 2018, Marine Thinking was established in response to structural changes in the global maritime sector and the growing need for safer, more efficient, and digitally enabled vessel operations. Marine Thinking recognized that long-term trends across commercial, recreational, and public-sector marine markets were converging to create demand for a new generation of intelligent and software-defined vessel technologies. These trends include the following:

●	First, global vessel operators were experiencing persistent shortages of qualified seafarers, alongside increasingly complex and higher-risk offshore and near-shore operating environments. These conditions drove the need for unmanned, remotely supervised, and automation-enabled vessel capabilities that reduce personnel exposure and improve operational predictability.

●	Second, defense, coast guard, and public-safety agencies began integrating autonomy-enabling technologies into mission systems. Requirements for persistent surveillance, rapid response, and enhanced operator safety accelerated interest in uncrewed surface vessels and assisted-navigation solutions capable of supporting both manned and unmanned missions.

●	Third, rapid advances in electric and digitally controlled propulsion systems created a foundation for software-defined vessel architectures. As digital steering, throttle, and propulsion technologies became increasingly prevalent, vessel manufacturers and operators began seeking enhanced user experiences, including assisted navigation, self-driving capabilities, and connected-fleet management functions.

Marine Thinking was founded to address these developments through the creation of an integrated autonomy and intelligent-control platform adaptable across propulsion types, vessel classes, and operating environments. During its early years, the Company focused on developing multi-sensor perception systems, drive-by-wire integrations, ruggedized edge-computing hardware, cloud-based telemetry, and AI-driven navigation algorithms. These capabilities were refined through iterative prototyping and real-world deployments conducted in partnership with customers, research institutions, and government agencies.

Marine Thinking positions itself as a platform provider delivering an integrated autonomy and intelligent-control system designed to operate across a wide range of vessel types, propulsion systems, and mission profiles. The Company’s platform architecture supports a scalable progression from manual operations to assisted navigation, supervised autonomy, and ultimately higher levels of autonomous and remote operations over time. This approach enables operators and vessel manufacturers to adopt autonomy at their own pace while ensuring compatibility with future advancements in sensing, propulsion, and cloud-connected technologies.

Products and Services

Marine Thinking operates in the emerging market for autonomous and assisted navigation technologies for surface vessels. Marine Thinking develops a unified autonomy platform designed to support a broad range of marine applications, vessel classes and propulsion systems. Marine Thinking is planning to target several distinct markets each with its own operational requirements, regulatory environment and stage of adoption.

System sales, integrations, and turnkey projects remain the Company’s primary revenue sources. Government and specialized customers, including defense and surveying agencies, typically engage through structured project support, with data storage and encryption tailored to the applicable agency requirements.

Leveraging its proprietary Marine Tensor™ autonomy platform, Marine Thinking provides integrated water operational solutions designed for a wide range of mission and commercial scenarios. These solutions are deployed across applications such as hydrographic survey and mapping, environmental monitoring, and search, recovery, and related public-safety operations. The Marine Tensor™ platform enables consistent performance across diverse operating environments by combining multi-sensor perception, intelligent control, and cloud-connected fleet-management capabilities, supporting both standardized workflows and customer-specific mission requirements.

Marine Thinking’ main portfolio of the water operations solutions include:

Marine Tensor™

Marine Tensor™. Marine Tensor™ is an AI-driven vessel control and communications platform that delivers intelligent performance, autonomous functions, and enhanced remote-operations capability to both crewed and uncrewed surface vessels. The system integrates advanced perception, navigation, and multi-channel communications to support reliable, scalable deployment across a wide range of marine missions and operational environments.

Key Features

Autonomous Navigation

Marine Tensor™ employs AI-enabled autopilot, object recognition and tracking, and obstacle-detection and avoidance technologies to execute precise navigation strategies. Operators can set mission targets, while the system automatically detects hazards, adjusts course, and returns to the planned route, ensuring safe and uninterrupted operations. The platform also supports remote payload delivery, enabling vessels to transport and deploy mission-critical items to designated locations with high accuracy.

Multi-Tiered Communications

The platform optimizes network selection, supports remote mission control, and delivers secure real-time data streaming. Marine Tensor™ enables operators to maintain continuous oversight of vessel performance and mission progress. The system also supports coordinated multi-vessel operations, allowing interconnected uncrewed surface vessels to communicate for complex or large-scale tasks.

Edge AI Computing

Marine Tensor™ runs directly on vessel-mounted edge-computing hardware, eliminating the need for external processing systems or continuous network connectivity. This capability enables low-latency decision-making and improves reliability in remote or bandwidth-constrained environments.

Interoperability

The platform serves as a central integration hub, processing data from multiple crafts and systems simultaneously. Its modular architecture enables seamless interfacing with existing vessel control systems, propulsion technologies, and mission-specific equipment.

Sensor Fusion

Marine Tensor™ aggregates and analyzes data from diverse onboard sensors to deliver accurate perception of the surrounding environment, supporting precise navigation, situational awareness, and mission execution under dynamic conditions.

Applications

Marine Tensor™ supports a broad range of commercial, governmental, and academic marine applications, including: bathymetric survey and mapping; search and rescue operations; underwater detection and inspection; environmental and ecological monitoring; virtual-environment simulation and training and port, coastal, and infrastructure inspection.

Through the combination of autonomous control, multi-tiered communications, and integrated sensing, Marine Tensor™ provides a technology layer that advances the adoption of next-generation marine systems across multiple sectors.

Tensor Kit™. Marine Tensor™ is available as the Tensor Kit™, a comprehensive suite of integrable components that enables third-party vessels to incorporate the Company’s AI-driven control and communications capabilities. Tensor Kit™ allows vessel designers, marine engineers, and operators to adopt autonomy functions through flexible, customizable, and cost-effective integration pathways. For newbuild vessels, Tensor Kit™ can be integrated at the naval design or marine engineering stage, enabling seamless incorporation of intelligent navigation, communication, and control features into the vessel’s core architecture. For pre-existing vessels, Tensor Kit™ is delivered as a combination of software, supplementary processing hardware, and mechanical modifications. These modifications are tailored on a case-by-case basis, depending on the vessel’s design, onboard systems, and the specific autonomy and control features required.

By providing a modular, scalable integration platform, Tensor Kit™ expands access to next-generation autonomous technologies across a broad range of vessel types and operational environments, supporting both incremental upgrades and full-capability transformation.

BlueBoat USV powered by Marine Tensor™. BlueBoat is a compact, high-endurance uncrewed surface vessel (USV) designed to support a wide range of commercial, environmental, and research-focused marine operations. Engineered for portability, efficiency, and autonomous capability, BlueBoat provides operators with a highly adaptable platform suitable for survey, monitoring, inspection, and remote-operations missions. The vessel is equipped with a Universal Payload Kit that supports mainstream multibeam echo sounders (MBES*), allowing users to conduct high-quality hydrographic and bathymetric surveys. BlueBoat integrates seamlessly with leading survey-acquisition software, including HYPACK, NORBIT DCT, and Hummingbird, enhancing workflow compatibility across industry-standard platforms.

BlueBoat incorporates advanced autonomous functions through an intuitive smart mission-planning interface, allowing operators to rapidly define navigation routes and adjust mission parameters as conditions evolve. The system’s multi-tiered communication architecture provides secure real-time data access and supports coordinated multi-vessel operations. BlueBoat units can be linked to operate collaboratively, enabling synchronized mission execution for tasks requiring spatial coverage or parallel workflows.

Through its compact form factor, robust autonomy features, and extensive sensor and payload compatibility, BlueBoat serves as a versatile and cost-effective platform for hydrographic surveyors, environmental agencies, academic researchers, and industrial operators seeking reliable unmanned marine capabilities.

Marine Tracer powered by Marine Tensor™. Marine Tracer is a lightweight, single-operator uncrewed surface vessel (USV) designed for high-precision sonar and optical imaging in nearshore, shallow-water, and confined operational environments. Combining compact design with advanced sensing and autonomy, Marine Tracer offers an accessible platform for rapid deployment, detailed inspection, and environmental or infrastructure monitoring. The vessel features a simple plug-in charging interface for rapid turnaround between missions

Marine Tracer includes a smart, touchscreen-based mission-planning interface that allows operators to quickly design and assign customized navigation routes. This autonomous control system supports efficient mission execution, rapid adjustments, and reliable operation across diverse use cases. Remote operations are facilitated through a dedicated wireless handheld controller, enabling operators to guide the vessel from a safe distance while maintaining full oversight of vessel movement and task progress. This remote capability enhances safety during missions conducted in hazardous or difficult-to-access environments.

Marine Tracer also provides comprehensive real-time data visualization, offering access to multi-sensor feeds above and below the waterline. Supported imaging modalities include HD optical video, night vision, thermal imaging, LiDAR, and high-CHIRP sonar (downward and side scan), allowing operators to monitor mission conditions and data quality as the vessel operates. Through its compact form, precise sensing capabilities, and intuitive autonomous functions, Marine Tracer™ serves as an effective solution for operators in hydrography, inspection, environmental monitoring, and research settings seeking a highly portable and reliable USV platform.

Marine Acadia-E 55 USV powered by Marine Tensor™. Marine Acadia-E 55 is a fully electric, multi-mission vessel engineered to operate in both crewed and autonomous configurations. Designed for performance, efficiency, and adaptability, Acadia-E 55 supports a range of commercial, research, and governmental applications requiring extended endurance, advanced sensing, and intelligent navigation. The platform has been tested and validated by the National Research Council of Canada (NRC), demonstrating operational robustness and reliability.

Acadia-E 55 incorporates an intuitive smart mission-planning interface, enabling operators to design, customize, and assign navigation routes directly via touchscreen. The system supports rapid route adjustments and precise autonomous operation across a wide variety of marine environments. The vessel enables fully remote operations, allowing users to maintain safe standoff distances while retaining full operational control. Operators can command and monitor the vessel using Acadia’s wireless handheld controller or any internet-connected device, including laptops, PCs, or tablets. Real-time feedback ensures smooth, efficient, and responsive mission execution. Acadia-E 55 integrates AI-enabled object-detection capabilities, enhancing navigational safety and situational awareness during autonomous or supervised missions. Comprehensive real-time data visualization is provided through access to multiple sensor streams above and below the waterline. Supported modalities include HD optical video, night vision, thermal imaging, LiDAR, and high-CHIRP sonar with both downward and side-scan capabilities, enabling detailed environmental awareness and mission insight.

Through its electric propulsion, autonomous capabilities, and modular system design, Marine Acadia-E 55 offers a versatile and sustainable platform for users seeking modern, adaptable marine solutions for complex operational needs.

Marine Thinking’ principal executive offices are located at Suite 110, 1096, Marginal Road, Halifax, NS B3H 4N4. Our telephone number is 902-422-6888.

Key Milestones

Since its establishment, Marine Thinking has advanced through a series of significant milestones related to the development of its technology platform, the expansion of its operations, and the progression of its commercial and research activities. Autonomous vessel systems require a long maturation cycle encompassing multi-sensor perception, drive-by-wire integration, large-scale data collection, and extensive real-world validation. Marine Thinking’s evolution reflects this staged development path and the increasing readiness of its technology for commercial adoption.

●	2018

Marine Thinking was incorporated in Halifax, Nova Scotia, Canada with an initial focus on developing intelligent control systems, sensor-fusion technologies, and early autonomous capabilities for uncrewed surface vessels and assisted navigation.

●	2021

The Company was awarded a development contract by Innovative Solutions Canada (ISC), enabling the creation and testing of the first version of its autonomous navigation system, Marine Tensor™.

Initial prototypes demonstrate early performance in perception, object detection, and autonomous control, forming the technological foundation for subsequent iterations of the Company’s autonomy platform.

●	2022

Marine Tensor™ successfully completes ISC Level 3 testing for autonomous and uncrewed vessel operations and is placed on ISC’s Path to Commercialization, qualifying the system for federal procurement consideration.

Marine Thinking obtains the required Maritime Autonomous Surface Ship (MASS) and USV operating permits from Transport Canada, enabling expanded testing and operational deployments in Canadian waters.

The Company further advances its multi-sensor fusion stack, edge-computing hardware, and autonomy models through structured field testing and collaborations with research partners, including the National Research Council (NRC) and MITACS.

●	2023

The Company expanded its research and development programs, including work on real-time deep-learning object detection and collision-avoidance technologies validated on multiple uncrewed vessel platforms.

Marine Thinking was selected for the inaugural cohort of NATO’s Defence Innovation Accelerator for the North Atlantic (DIANA), recognizing the Company’s dual-use AI and autonomy capabilities in sensing and surveillance.

●	2024

Besides continuing to strengthen its innovative USV technology projects related to the Canada federal government, the company began building up its technology reserves to prepare for entry into the civilian USV market.

The company collaborated with original equipment manufacturers (OEMs), specialized ship manufacturers, electric propulsion system manufacturers, and fleet operators to conduct research and trials for civilian waterborne logistics and passenger transport scenarios, supporting the wider application of assisted and autonomous navigation functions.

●	2025

The Company expanded its product platform and introduced a commercial-ready autonomy architecture integrating onboard hardware, vessel control software, and cloud-based fleet-management services, which expanded its pilot commercial activities in the civilian market. In connection therewith, the Company:

●	Provided underwater survey solutions based on unmanned surface vessel (USV) systems and autonomous technologies to customers in more than ten countries in North America, Europe, and Asia.

●	Began joint research, development and testing of advanced intelligent electric boats with several electric boat manufacturers.

●	Conducted manned unmanned boat operation trials in policy-friendly areas. Through these trial commercial operation projects, the company has been actively making technical and operational preparations for the upcoming era of unmanned water operations.

Across these periods, Marine Thinking has continued to build and refine a consistent technology foundation based on multi-sensor perception, AI-driven navigation, ruggedized edge computing, and cloud-native services. These core capabilities support a progressive commercial roadmap spanning recreational, commercial, public-safety, and defense applications and underpin the Company’s current operating and product strategy.

Industry Background

Industry Overview

The autonomous and assisted-navigation marine industry is an emerging sector driven by the transition toward digital propulsion, AI-enabled perception, and growing demand for safer and more efficient vessel operations. Adoption is increasing across recreational, commercial, research, patrol and rescue, passenger and freight transport, public-safety, and defense markets.

Industry momentum is accelerating as electric drivetrains, multi-sensor fusion, and cloud-connected systems become more widespread, supported by regulatory pilot programs and government innovation initiatives in North America, Europe, and Asia. Despite this progress, the market remains fragmented and technically complex, with diverse regulatory frameworks and a wide range of vessel platforms.

Early adopters—including hydrographic survey operators, research institutions, environmental agencies, search-and-rescue organizations, marina fleet operators, and public-safety departments—are driving the first wave of commercial deployment. While regulatory maturity and system integration complexity remain key challenges, long-term industry growth is expected to be shaped significantly by emerging trends such as electric propulsion, corridor-based autonomous operations, multi-vessel remote supervision, and increasingly advanced perception and decision-support technologies.

Industry Characteristics

The autonomous and assisted-navigation marine industry is characterized by a wide range of vessel classes, mission profiles, and regulatory regimes. Key markets include inland and coastal transportation, hydrographic survey, environmental monitoring, research operations, recreational boating, and public-safety missions.

Operating environments vary significantly in weather, water conditions, and traffic density, necessitating resilient sensor-fusion architectures and propulsion-agnostic control systems capable of ensuring safe and reliable performance. As the sector evolves, product value is increasingly driven by data collection, model training, software-enabled capabilities, and connected-fleet management, rather than hardware alone.

Market Outlook

Global demand for autonomous and assisted-navigation technologies is expected to accelerate as operators seek to automate repetitive, hazardous, or highly skilled tasks across commercial, governmental, and recreational marine sectors. Adoption is further supported by structural workforce shortages, rising safety expectations, and the growing emphasis on operational efficiency in both near-shore and offshore environments.

The continued expansion of electric and digitally controlled propulsion systems is enabling software-defined vessel architectures that can support advanced assisted-navigation functions and progressively higher levels of autonomy. These architectures simplify integration, enhance system reliability, and provide the data interfaces required for continuous model training and remote-operations capabilities.

Government funding programs, regulatory sandboxes, and early certification pathways are also accelerating evaluation and adoption across Canada, the United States, Europe, and parts of Asia. These initiatives are allowing operators to deploy autonomous and semi-autonomous capabilities within defined operating envelopes while regulators collect data to inform future standards.

Key industry trends include:

●	Increasing deployment of electric and hybrid propulsion systems, enabling autonomy-ready vessel configurations with digital control layers and reduced mechanical complexity

●	Growing operator focus on reducing personnel exposure to harsh or hazardous environments and addressing persistent maritime labor shortages

●	Rising investment in AI-based perception, multi-sensor fusion, and cloud-based analytics, supporting safer navigation and continuous performance improvement

●	Deepening integration with vessel OEMs and propulsion manufacturers as autonomy features become embedded earlier in the vessel-design lifecycle

●	Emergence of recurring software, data, and autonomy-feature subscription models, reflecting a shift toward lifecycle-based and fleet-wide revenue streams

Emerging Trends Expected to Influence Long-Term Industry Outlook

Several fundamental shifts are anticipated to materially shape the industry over the next decade:

●	Broader adoption of electric propulsion platforms, which provide the digital backbone required for real-time control, automated maneuvering, and energy-optimized routing

●	Development of controlled autonomous corridors within ports, rivers, and inland waterways, enabling predictable operating domains where autonomy can scale safely and economically

●	Increased use of cloud-connected data networks to support perception-model training, remote diagnostics, and fleet optimization across distributed operations

●	Establishment of remote supervision and operations centers, enabling a single operator to oversee multiple vessels and increasing the efficiency of commercial and public-safety fleets

●	Integration of advanced sensing technologies—such as sonar, LiDAR, optical cameras, thermal imaging, and mmWave radar—into unified perception stacks, significantly improving situational awareness in variable marine environments

Industry Challenges

The autonomous and assisted-navigation marine sector faces several structural and technical challenges that influence the pace and scale of commercial adoption. These include the lack of fully standardized regulatory frameworks for maritime autonomy, which results in fragmented approval processes across jurisdictions and limits widespread deployment.

The industry is also shaped by the technical complexity of integrating autonomy systems across diverse vessel platforms, each with varying propulsion architectures, mission requirements, and retrofit constraints. This complexity increases development timelines and raises total system-integration costs for operators.

Marine environments introduce additional challenges due to high variability in weather, water conditions, traffic density, and interference sources, requiring robust perception, redundancy, and fault-tolerant control systems.

Furthermore, adoption is affected by the ongoing need to educate operators, fleet managers, insurers, and regulators on safe deployment models, operational boundaries, and the capabilities and limitations of autonomy technologies. Building this operational confidence remains essential for broader market acceptance and regulatory progression.

Competitive Strengths

Platform Architecture and Vessel Compatibility

The Company’s autonomy platform, Marine Tensor™, uses a modular, propulsion-agnostic architecture that actively integrates with a wide range of hull forms, engine configurations, and mission profiles. This flexible design allows Marine Thinking to deploy its technology across recreational, commercial, industrial, public-safety, defense, and hydrographic-survey vessels without forcing operators to rely on proprietary or single-manufacturer platforms. By adapting to the vessel rather than requiring the vessel to adapt to the system, Marine Tensor™ accelerates adoption, reduces integration barriers, and expands applicability across diverse global fleets. Marine Thinking’s compatibility-first approach reduces integration friction, supports both new-build and retrofit installations, and aligns with the operational realities of global shipbuilding, marina, and fleet-management ecosystems. By enabling autonomy features to be added to existing vessels, the platform lowers adoption barriers, extends vessel life cycles, and accelerates market penetration across heterogeneous fleets.

The system’s flexible architecture also supports incremental capability upgrades—from manual operation to assisted navigation, supervised autonomy, and more advanced autonomous modes—allowing customers to adopt autonomy at their own pace while remaining future-compatible as new sensing technologies, propulsion systems, and regulatory frameworks evolve.

Use of Mature, Widely Available Supply Chains

Marine Thinking’s autonomy and control systems are intentionally built around mature, commercially available sensors, propulsion interfaces, and computing modules. By leveraging widely adopted industrial and marine-grade components rather than relying on proprietary or highly specialized hardware, the Company benefits from lower unit costs, shorter lead times, and greater supply-chain resilience. This approach enhances scalability by enabling production to draw from established global manufacturing ecosystems with proven reliability and predictable availability. It also reduces integration risk for customers and vessel manufacturers who are already familiar with these component families. Marine Thinking’s reliance on readily supported supply chains improves serviceability, simplifies maintenance, and facilitates fleet-wide deployments across both new and legacy vessels. The strategy not only strengthens cost efficiency but also positions the Company to rapidly incorporate advancements in sensing, computing, and digital propulsion technologies as they enter mainstream markets.

Visionary and Experienced Management

Marine Thinking benefits from a seasoned leadership team with a demonstrated track record of commercializing emerging technologies and scaling complex, integrated hardware and software platforms. The Company is led by Sebastien Pare, Chief Executive Officer, who brings more than 20 years of experience building, operating, and scaling AI- and data-driven technology businesses across both public and private markets. His background includes the successful commercialization of advanced analytics and AI platforms, leadership of large cross-functional product and engineering organizations, and the execution of global go-to-market and growth strategies. He has also led and integrated multiple domestic and cross-border acquisitions, with experience in post-merger integration, platform consolidation, and scaling acquired assets across regulated and multi-jurisdictional markets, including within public company environments. Marine Thinking’s engineering and product development efforts are anchored by a highly experienced systems science and autonomy engineering team with deep expertise in software development, perception and planning algorithms, and complex system integration. Collectively, the team brings decades of experience in high-performance system architecture, multi-sensor fusion, autonomous navigation, and real-time computing. This capability is supported by a core group of engineers with formal training and applied experience in robotics, marine systems, and safety-critical design, positioning the Company to develop and deploy reliable, scalable autonomy solutions for regulated maritime environments.

Marine Thinking’s nominees for the board of directors of Pubco will contribute additional industry depth, with extensive operational, technical, and commercial experience across industries that Marine Thinking serves—including maritime technology, defense, artificial intelligence, and industrial automation. This diverse expertise is expected to support governance, guide strategic decision-making, and provide oversight as the Company scales production and brings advanced autonomy solutions to market. For more information about the expected composition of the board of directors following the consummation of the Business Combination, see the section entitled “Management of Pubco After the Business Combination.”

Civilian-Market Orientation and Power-Efficient Design

Marine Thinking has engineered its platform to meet the needs of both smaller civilian vessels and larger commercial craft. The Company’s autonomy system is compact, power-efficient, and optimized for integration into vessels with limited onboard space or electrical capacity, making it well-suited for recreational boats, marina fleets, rental and charter operations, and light commercial users. This design orientation enables Marine Thinking to serve large and underpenetrated civilian markets where cost, simplicity of installation, and energy efficiency are key purchasing considerations. The platform’s feature set—including remote fleet management, usage-based monitoring, assistive navigation, and subscription-enabled autonomy upgrades—aligns with the operational and commercial models favored by civilian and mixed-use fleet operators.

By addressing the technical and economic requirements of civilian customers while retaining scalability for larger commercial vessels, Marine Thinking is positioned to participate in a broader addressable market than competitors whose systems are constrained by defense-grade form factors, power demands, or mission-specific architectures.

Regulatory Recognition and Validation

Marine Thinking has achieved multiple forms of regulatory and institutional validation that strengthen its credibility and accelerate its commercialization pathway. The Company’s Marine Tensor™ autonomy platform successfully completed Level 3 testing under the Innovative Solutions Canada (ISC) program and advanced to the Path to Commercialization, making it eligible for federal procurement opportunities and demonstrating its readiness for government-backed operational deployment. The Company has also secured Marine Autonomous Surface Ship (MASS) and Uncrewed Surface Vessel (USV) permits from Transport Canada, enabling controlled on-water testing and evaluation within regulated Canadian environments. These permits reflect regulatory confidence in the safety and technical maturity of the Company’s autonomy system. Additionally, Marine Thinking was selected for the inaugural cohort of the NATO Defence Innovation Accelerator for the North Atlantic (DIANA), a program that identifies and supports dual-use technologies with high potential across defense and civilian markets. Being chosen as one of a small number of finalists from a global applicant pool highlights the Company’s technological differentiation and its relevance to mission-critical applications.

Together, these certifications, approvals, and competitive selections provide meaningful third-party validation of the Company’s technology, enhance its credibility with regulators and customers, and support its long-term market positioning across commercial, governmental, and defense-adjacent sectors.

Growth Strategy

The key elements of our growth strategy include:

Concept Vessels and Market Deployment

Marine Thinking intends to pursue a phased go-to-market approach that combines product readiness, regulatory alignment, and strategic partnerships to accelerate deployment across civilian, commercial, and public-safety sectors. A key element of this strategy is the planned introduction of concept vessels developed in collaboration with established vessel builders and OEM partners. These vessels will feature pre-installed assisted-navigation or autonomy-ready systems, along with integrated remote-management capabilities, enabling customers to experience the Marine Tensor™ platform as a turnkey solution. This approach is expected to lower adoption barriers, streamline integration timelines, and demonstrate the value of autonomy features within complete, real-world operational workflows. By deploying these vessels in controlled commercial, public-safety, search-and-rescue, and recreational environments—including marinas, charter fleets, and other organized fleet operations—the Company aims to generate consistent real-world usage data. As regulatory pathways evolve, these vessels may also serve as an early foundation for subscription-based software and autonomy services, enabling new recurring-revenue opportunities such as autonomy-assist features, fleet-management analytics, and remote-operations capabilities. Through this strategy, Marine Thinking seeks to position its platform as the preferred autonomy layer across a wide range of vessel classes and operational domains, supporting scalable long-term growth and market leadership.

Market Expansion Through Marinas and Fleet Partners

The Company intends to expand its marketing and commercialization efforts through strategic partnerships with marinas, fleet operators, specialized boat builders—both domestic and international—and relevant government agencies. These initiatives may include the placement of prototype or demonstration vessels in select locations, the execution of structured pilot programs, and collaborative evaluations with insurance providers to explore data-driven risk-assessment and safety-validation models. Through these efforts, the Company aims to increase customer exposure to autonomy-ready capabilities, demonstrate improvements in situational awareness and vessel safety, and accelerate early-stage adoption across commercial, recreational, and public-safety markets.

Demonstration-Based Awareness Program

The Company expects expert white papers, third-party industry analyses, and video-based documentation to play an increasingly prominent role in its marketing, regulatory engagement, and industry education efforts. Marine Thinking plans to produce technical content that demonstrates real-world vessel behavior under varied environmental and operational conditions, highlights the seamless integration of its autonomy platform with existing navigation and safety systems, and showcases user workflows, operator training procedures, and supervised-autonomy functions in live scenarios. These materials will include data-backed performance evaluations, side-by-side comparisons with conventional navigation methods, and visual explanations of how perception, planning, and control modules operate in dynamic marine environments. By incorporating independent assessments and transparent technical explanations, the Company aims to provide regulators, insurers, OEM partners, and customers with clear, evidence-based insights into system reliability, safety characteristics, and operational benefits.

This evidence-driven communication strategy is intended to strengthen credibility, facilitate regulatory acceptance, and accelerate market adoption by addressing common knowledge gaps surrounding marine autonomy and demonstrating the practical value and safety-enhancing potential of the Company’s technology.

Technology Innovation and Platform Advancement

The Company’s technology development strategy focuses on advancing the Marine Tensor™ autonomy platform through a disciplined, data-driven engineering approach that emphasizes safety, scalability, and real-world operability. Marine Thinking intends to prioritize modular system design, continuous model improvement, and seamless integration with existing marine infrastructure to ensure that its technology remains adaptable across global markets and vessel categories. The Company plans to expand its multi-sensor perception stack, propulsion-agnostic control modules, and remote-supervision capabilities by leveraging operational data generated through pilot deployments, concept vessels, and partner-led demonstration programs. Marine Thinking will continue to invest in edge-computing performance, cloud-based fleet-management systems, and connectivity layers that enable real-time data exchange, remote operations, and continuous model updates. This iterative development process is expected to incorporate advancements in digital propulsion systems, sensor technologies, and emerging regulations as autonomy becomes more widely adopted across commercial and civilian markets.

By maintaining a flexible, standards-aligned development roadmap, the Company aims to position Marine Tensor™ as the preferred autonomy foundation for a broad range of marine applications, supporting long-term competitiveness and global scalability.

Competition

The market for autonomous and assisted-navigation marine systems is in an early stage of development and remains highly fragmented, with competitors varying significantly by geography, vessel class, and mission focus. Within the Company’s primary operating markets, key competitors include Sea Machines Robotics in the United States, which offers autonomy and advanced navigation modules for select commercial vessels, and Open Ocean Robotics in Canada, which develops proprietary uncrewed surface vessels optimized for nearshore monitoring and scientific data collection. Open Ocean Robotics produces complete USV platforms that are not intended for passenger transport or integration across broader classes of commercial vessels.

Additional competition arises from specialized USV manufacturers in Europe and Asia that focus on mission-specific unmanned vessels—often tailored to defense, survey, or environmental-monitoring applications—as well as from marine-electronics providers that embed limited assisted-navigation features into radar systems, chart plotters, and other onboard sensor suites. Because many participants target narrow operational scenarios and regulatory frameworks for Maritime Autonomous Surface Ships (MASS) and USV operations are still evolving, conventional market-share benchmarks are difficult to establish and direct competition remains limited.

The Company differentiates itself by offering an autonomy and intelligent-control platform designed to integrate with a wide range of vessel types, propulsion systems, and operating environments, rather than producing vessel-specific USVs. This platform-based approach reduces reliance on proprietary hulls, expands applicability across civilian and commercial fleets, and aligns with the operational preferences of vessel builders, engine OEMs, and mixed-use operators.

Competition in the industry generally centers on several factors, including:

●	Compatibility with diverse vessel platforms and propulsion architectures

●	Reliability and performance in real-world marine conditions

●	Quality and quantity of data used to train AI and perception models

●	System safety, redundancy, and regulatory transparency

●	Customer support, serviceability, and integration ease

●	Total cost of ownership, including upgrade pathways and lifecycle economics

The Company seeks to remain competitive by emphasizing propulsion-agnostic system design, leveraging structured operational data from real-world deployments, cultivating partnerships with engine OEMs and vessel manufacturers, and continuing to invest in perception, sensor-fusion, and autonomy technologies that enable progressive levels of automation.

As the industry evolves, competitive pressures are expected to increase. USV manufacturers may expand their software capabilities, vessel OEMs may introduce autonomy-ready models at scale, and larger technology companies may consider entry into the marine autonomy sector as the market matures. The Company’s long-term competitive position will depend on its ability to scale deployments, expand its operational data assets, and sustain investment in engineering innovation, regulatory-corridor initiatives, and cloud-based fleet-intelligence solutions.

In civilian markets, competition is expected to intensify as assisted-navigation and autonomy-ready features gain broader acceptance in recreational, commercial, and public-safety segments. The Company’s platform has undergone testing across multiple vessel classes and mission profiles, and the Company is working with engine manufacturers and vessel builders to incorporate autonomy-readiness into new vessel designs. Data generated from these deployments is expected to support continuous refinement of the Company’s autonomy models and algorithms and strengthen its early positioning as adoption accelerates.

Customers

Customers

Marine Thinking’s customer base consists of government, commercial and early-stage civilian organizations that operate or evaluate marine autonomous technology and vessels for a range of applications. The Company’s major customer categories include:

●	Canadian federal, provincial and municipal government departments that support marine innovation, public safety operations and research programs;

●	Recreational rental fleet operators that manage pontoons, jet skis and small electric vessels;

●	Electric and combustion engine OEMs conducting technical evaluations or assessing integration of assisted or autonomous navigation features;

●	Specialized boat builders serving tourism, survey and workboat markets;

●	Harbour authorities, water taxi operators and transportation providers participating in pilot programs;

●	Public safety agencies, including police, fire, rescue and emergency response organizations;

●	National research institutions, academic partners and innovation agencies, and

●	Early stage coast guard and defense partners engaged in limited scope pilots or assessments.

Material Contracts

For government contracts, payments are typically tied to the project schedule and are made in accordance with agreed-upon milestones. For commercial projects delivered through OEM, vessel-builder, or supply-chain channel partners, the Company generally receives a portion of the contract value prior to delivery, followed by staged payments tied to installation, testing, and final acceptance. A common structure includes an initial upfront payment, a progress payment upon delivery and successful testing, and a final payment following a defined verification period. For software and subscription-based services—including intelligent-control and assisted-navigation features—the Company anticipates using annual or multi-period billing cycles, consistent with standard SaaS practices in comparable industries. The Company’s standard credit terms depend on customer type and project scope. Government projects typically follow contractual terms, while commercial arrangements may include defined payment milestones and limited credit exposure.

A summary of key terms of the Company’s material contracts are included in the chart below.

Agreement	Key Terms
Non-Exclusive Distributor Agreement, dated August 29, 2024

Purpose: Sale of Marine Thinking’s USV products.

Term: The Agreement will remain in force until either party terminates the Agreement in writing.

Termination: The party who wishes to terminate the agreement provide a written notice one month before the agreement termination date.

Research Agreement (Government Contract), dated January 19, 2024

Purpose: The other party engages Marine Thinking to perform certain in relation to the Project subject to the Agreement

Term: The Agreement shall terminate on 31st day of March 2027.

Termination: Either Party may terminate this Agreement by giving thirty (30) days prior written notice of termination to the other Party.

Contribution Agreement (Government Contract), dated July 17, 2020

Purpose: The other party cornubites Marine Thinking for the Harris Alpha Project

Term: October 30, 2025

Termination: Marine Thinking retains the right to request a full release from the agreement subject to certain conditions.

Project Agreement (Government Contract) dated January 14, 2025	Purpose: The other party provides financial support for collaborative research . Term: July 31, 2026 Termination: By government with written notice and other requirements therein.

Funding Agreement (Government Contract) dated April 6, 2023

Purpose: Fostering the development and adoption of technologies.

Term: Continues in full force and effect for four years.

Termination: The other party may terminate the Agreement upon default by Marine Thinking.

Manufacturing and Suppliers

Marine Thinking maintains a diversified supplier base covering standard hardware components, sensors, AI computing power, edge-computing hardware, and marine vessel structures. To ensure product quality, reliability, regulatory compliance, and long-term supply stability, the Company implements a structured and transparent Supplier Evaluation and Selection Procedure across all categories.

Standard Hardware and Sensor Suppliers

For standard hardware components and sensor systems, supplier selection begins with the Engineering and Product Management teams defining the technical, functional, and quality requirements. The Procurement Department then identifies and pre-screens potential suppliers based on business legitimacy, industry certifications (including ISO9001, CE, and RoHS), manufacturing capability, and relevant sector experience. Only suppliers that satisfy these criteria are shortlisted for further technical assessments and commercial review.

AI Computing Power and Edge-Computing Suppliers

Marine Thinking employs a structured and transparent procedure for selecting AI computing power suppliers (including cloud-based GPU resources) and edge-computing hardware providers to ensure performance, reliability, security, and long-term supply stability. The Engineering and Product teams first define detailed computational and operational requirements such as GPU/CPU specifications, model-training throughput, real-time inference performance, thermal and energy-efficiency constraints, marine-environment durability, software-framework compatibility (e.g., CUDA, TensorRT, ROS2), and certification needs (CE, FCC, IP ratings). The Procurement Department then conducts global market research to identify qualified suppliers—typically established GPU/AI infrastructure providers and certified industrial PC manufacturers—and shortlists candidates based on proven AI performance, software compatibility, product lifecycle stability, local support capability, and compliance readiness. Shortlisted suppliers undergo technical evaluation and integration testing, including model-training benchmarks, inference-latency and data-transfer assessments, uptime SLA validation, and hardware tests for environmental endurance and compatibility with marine communication interfaces such as CAN, NMEA2000, and Ethernet. The Procurement and Finance teams subsequently review commercial terms, delivery schedules, warranties, service-level agreements, and cybersecurity measures, with only fully compliant vendors proceeding to contract negotiation. Approved suppliers participate in pilot integrations to validate real-world stability, thermal management, and cloud-to-edge synchronization. Supplier performance is continuously monitored based on reliability, response time, firmware-update support, and lifecycle indicators, with corrective actions or replacement initiated for underperforming vendors.

Existing Suppliers

The Company currently maintains strategic relationships with key suppliers across multiple categories:

Marine Hardware and Hull Structures

●	Blue Robotics Inc. (US) – Supplier of small hull components and propulsion accessories.

●	ACEL Power Inc. (Canada) – Provider of high-power electric outboard engines.

●	XCraft Motor Inc. (US) – Emerging electric vessel manufacturer supplying advanced hull and propulsion concepts.

●	Zodiac (Canada) – Supplier of rigid-hull inflatable boat (RHIB) structures.

●	Highfield (China) – Supplier of RHIB.

AI Computing Power and Cloud Services

●	Amazon Web Services (AWS), US – Cloud computing provider offering scalable GPU and AI computing resources.

●	Microsoft Azure, US – Cloud service provider supporting AI model training, data processing, and infrastructure scalability.

Edge-Computing and AI Hardware

●	NVIDIA, US – Supplier of edge-computing hardware, GPU modules, and AI-training infrastructure.

Hardware Manufacturing Support and Supply Chain

●	Haice Shenzhen Ltd., China – Contract manufacturing partner providing hardware fabrication (e.g., hull racks, circuit boards supporting civilian solutions), supply-chain management, subsystem testing, and development of non-critical customized software applications.

Research and Development

Marine Thinking’s research and development (“R&D”) activities are central to its technology roadmap, focusing on autonomous marine systems, AI-driven perception software, and fully integrated hardware–software solutions for intelligent maritime operations. The R&D team includes members with academic backgrounds in computer science, specializing in artificial intelligence, and holding NVIDIA DLI certifications in embedded AI. Collectively, the team brings more than twenty years of experience in software development and system architecture, with a track record of leading large-scale engineering programs across cloud platforms, AI-enabled customer-service systems, industrial IoT deployments, and mission-critical autonomous-navigation frameworks. The team’s expertise spans cloud architecture, edge computing, autonomous navigation algorithms, and advanced sensor-fusion pipelines, supported by proficiency in multiple programming languages and modern software-architecture methodologies.

The Company’s broader engineering organization is multidisciplinary, comprising specialists in mechanical engineering, electrical engineering, artificial intelligence, systems engineering, and computer science. This blend of expertise enables the Company to design, develop, and integrate complete hardware and software stacks for its autonomous marine solutions. R&D activities include the development of custom embedded hardware, high-performance edge-computing modules, propulsion and power-management systems, onboard communication interfaces, and environmental-resilience enhancements tailored for marine operations. The team also develops proprietary autonomy software, including perception and navigation modules, real-time control systems, AI model-training pipelines, sensor-fusion frameworks, and cloud-to-edge orchestration tools.

Through ongoing research, iterative development, and field validation, Marine Thinking aims to advance its core technologies, enhance its intellectual property portfolio, and maintain a strong competitive position in the global autonomous-marine and smart-vessel markets.

The Company reported $292,610 research and development expenses for the year ended April 30, 2025, compared to $1,163,850 for the year ended April 30, 2024. The Company incurred much higher research and development expenses in the year ended April 30, 2024, to get the products and services in development ready for the market. In the year ended April 30, 2025, the Company focused more on marketing the products and services in the pipeline and spent less in research and development. Going forward, the Company expects to continue to increase spending on research and development.

Sales and Marketing

The Company segments its customer base into three principal groups: (i) government and public-safety agencies, (ii) commercial and industrial operators, and (iii) early-stage civilian and recreational organizations. At the current stage of industry development, the majority of revenue is derived from government departments, research institutions, and marine-surveying companies that operate in regulated environments and require high-reliability navigation, inspection, and data-collection systems. As regulatory frameworks mature and commercialization accelerates, the Company expects its customer profile to expand to include shipbuilders, propulsion OEMs, commercial fleet operators, and marina-based rental fleets.

The Company’s sales and marketing strategy is primarily business-to-business, emphasizing direct engagement with government agencies and research institutions, participation in specialized marine-technology and autonomy-focused exhibitions, and partnerships with engine manufacturers, sonar suppliers, vessel builders, and other supply-chain participants. These partnerships enable joint integration efforts, system-linked hardware sales, and potential future subscription-based software services. The Company also conducts pilot deployments and trial programs with commercial fleet operators to validate system performance and familiarize operators with assisted-navigation and autonomy-ready capabilities.

For the recreational segment, the Company employs a phased B2B-to-B2C strategy. Marinas—which manage rental fleets, perform vessel servicing, and broker new and used boats—serve as the initial B2B entry point. Through these relationships, end users are introduced to autonomy-ready systems during rental and training activities, creating early exposure to the technology in controlled environments. Over time, as market acceptance increases, marina partners and OEMs may incorporate similar autonomy-ready features into consumer vessel offerings, establishing a pathway from commercial adoption to broader B2C demand.

Distribution channels differ by customer group. Government and public-safety organizations typically procure systems through structured pilots or direct procurement programs. Commercial and recreational customers are reached through OEM integrations, collaborations with vessel builders, marina operators, and direct technical evaluations. Hardware components and integration kits are supplied directly by the Company, while cloud-based services are delivered through the Company’s software infrastructure.

Although the Company does not expect its core customer categories to change materially in the near term, the relative contribution of each category may evolve as regulatory environments expand and autonomy-ready vessels achieve broader acceptance. Over the longer term, increased adoption by marinas, commercial operators, and OEM partners is expected to raise the proportion of recreational and civilian customers, supporting a gradual progression from primarily B2B deployments toward selective B2C adoption.

Government Regulation

The Company complies with a broad framework of regulatory requirements, including but not limited to:

●	Corporate and Commercial Laws: Compliance with federal and provincial statutes governing corporate governance, business registration, financial reporting, and commercial contracting.

●	Federal and Provincial Tax Laws: Adherence to income tax, sales tax, payroll tax, and other applicable taxation regulations, including required filings and remittances.

●	Employment and Labour Laws: Compliance with legislation relating to employee rights, workplace standards, compensation, termination, and non-discrimination requirements.

●	Environmental Laws: Compliance with environmental laws and regulations in each of the jurisdictions the Company operates.

●	Occupational Health and Safety Regulations: Implementation of workplace safety procedures and risk-management protocols to meet occupational health and safety standards across office, development, and testing environments.

●	Canadian Vessel and Marine Operation Regulations: Compliance with certain protective measures for Canadian marine operating companies.

●	Transport Canada Regulations: Compliance with Transport Canada rules governing the operation, testing, and deployment of unmanned and autonomous marine vessels, including requirements relating to vessel safety, remote-operation systems, navigation lighting, radio communications, and designated testing zones.

The Company is progressing toward compliance with relevant local technical requirements for electronic and communication equipment, including CE, FCC and RoHS, as applicable.

As autonomous and unmanned marine technologies evolve, regulatory frameworks continue to develop in areas such as sensor and communication standards, collision-avoidance requirements, data security, and operator-responsibility models. The Company actively monitors changes in relevant legislation and participates in industry consultations where appropriate to remain aligned with emerging standards. Future regulatory developments may influence system design, testing protocols, data-handling practices, and operational deployment models.

Intellectual Property

The ability to obtain, protect, and enforce intellectual property rights is important to the Company’s business and long-term competitiveness. Marine Thinking employs a combination of patent, copyright, trademark, and trade secret protections to secure its proprietary technologies. For all granted intellectual property, the inventors have executed agreements assigning ownership of such intellectual property to Marine Thinking. For external parties, the Company relies on non-disclosure agreements and other contractual mechanisms to safeguard its proprietary information.

The Company seeks patent protection for inventions that are believed to be patentable and where patent coverage is expected to provide a meaningful competitive advantage in the marketplace. In evaluating whether to pursue patent filings—particularly for software-related innovations—the Company balances the benefits of formal patent protection against the risks associated with disclosing technical details through the patent-application process. In many instances, the Company protects software code, algorithms, and system-architecture designs as trade secrets.

As of the date of this prospectus, the Company holds five trademarks registered in the United States, three trademarks registered in Canada, and one trademark application pending in Canada. The Company also has seven patents granted in the United States and three U.S. patent applications pending. In Canada, the Company holds three granted patents and has eight patent applications pending.

Legal Proceedings

Marine Thinking has not been involved in any material legal proceedings arising in the ordinary course of our business.

Human Capital

Currently, Marien Thinking employs 16 personnel. These employees can be categorized into the following groups:

●	Management & Financial Control:	5
●	Marketing & Sales:	2
●	Research & Development:	9

Facilities

The Company does not own any real estate properties. All properties used for its business operations are leased or occupied under shared-space arrangements. The details are as follows:

Headquarters: Halifax, Nova Scotia

●	Address: Suite 110, 1096 Marginal Road, Halifax, NS

●	Usage: Office premises and an associated workshop used for hardware development and related activities.

●	Acreage: 2,272 square feet

●	Term: Five years from Jul 1, 2024 to Jun 30, 2029

COVE Facility

●	Address: 27 Parker St, Dartmouth, NS B2Y 4T5

●	Usage: A dedicated room serving as a remote-control center and an additional workshop space.

●	Acreage: 400 square feet

●	Term: Three years from May 1, 2024 to Apr 30, 2027

The PIER (Halifax, NS)

●	Address: 1209 Marginal Road, Halifax, NS, B3H 4P8

●	Usage: A dedicated desk within a shared innovation and collaboration space.

●	Acreage: One desk

●	Term: One year from Mar 1, 2025 to Feb 28, 2026

Toronto Office (Ontario)

●	Address: Suite 635, Bay Adelaide Centre, 333 Bay Street, Toronto, ON M5H 2R2

●	Usage: A desk located in a shared office environment.

●	Term: Monthly basis

Should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF MARINE THINKING INC.

The following discussion and analysis provide information that Marine Thinking Inc. (“Marine Thinking”)’s management believes is relevant to an assessment and understanding of Marine Thinking’s results of operations and financial condition. The discussion should be read together with “Selected Historical Financial and Operating Data of Marine Thinking,” the historical audited annual consolidated financial statements as of and for the years ended April 30, 2025 and 2024, the unaudited interim condensed consolidated financial statements as of October 31, 2025 and 2024 and for the six months ended October 31, 2025 and 2024, and the related respective notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with Marine Thinking’s unaudited pro forma financial information for the year ended April 30, 2025 and the six months ended October 31, 2025. See “Unaudited Pro Forma Combined Financial Information.”

This discussion may contain forward-looking statements based upon Marine Thinking’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this section to “we,” “our,” “us” or “Marine Thinking” refer to the business of Marine Thinking Inc., a Canadian corporation, prior to the consummation of the Business Combination, which will be the business of the Post-Combination Company and its subsidiaries following the consummation of the Business Combination.

Overview

Marine Thinking is an autonomous technology company focused on transforming how the maritime industry understands, operates in, and derives value from the ocean. By equipping both crewed and uncrewed surface vessels (USVs) with advanced autonomy and intelligent-control capabilities, Marine Thinking enables new operational possibilities across commercial, industrial, governmental, and research applications. Marine Thinking’s technology portfolio spans navigation, multi-layer communications, artificial intelligence, and machine learning -all designed to enhance safety, efficiency, and environmental sustainability across a broad range of marine operations.

Founded in 2018, Marine Thinking was established in response to structural changes in the global maritime sector and the growing need for safer, more efficient, and digitally enabled vessel operations. Marine Thinking recognized that long-term trends across commercial, recreational, and public-sector marine markets were converging to create demand for a new generation of intelligent and software-defined vessel technologies.

First, global vessel operators were experiencing persistent shortages of qualified seafarers, alongside increasingly complex and higher-risk offshore and near-shore operating environments. These conditions drove the need for unmanned, remotely supervised, and automation-enabled vessel capabilities that reduce personnel exposure and improve operational predictability.

Second, defense, coast guard, and public-safety agencies began integrating autonomy-enabling technologies into mission systems. Requirements for persistent surveillance, rapid response, and enhanced operator safety accelerated interest in uncrewed surface vessels and assisted-navigation solutions capable of supporting both manned and unmanned missions.

Third, rapid advances in electric and digitally controlled propulsion systems created a foundation for software-defined vessel architecture. As digital steering, throttle, and propulsion technologies became increasingly prevalent, vessel manufacturers and operators began seeking enhanced user experiences, including assisted navigation, self-driving capabilities, and connected-fleet management functions.

Marine Thinking was founded to address these developments through the creation of an integrated autonomy and intelligent-control platform adaptable across propulsion types, vessel classes, and operating environments. During its early years, the Company focused on developing multi-sensor perception systems, drive-by-wire integrations, ruggedized edge-computing hardware, cloud-based telemetry, and AI-driven navigation algorithms. These capabilities were refined through iterative prototyping and real-world deployments conducted in partnership with customers, research institutions, and government agencies.

Marine Thinking positions itself as a platform provider delivering an integrated autonomy and intelligent-control system designed to operate across a wide range of vessel types, propulsion systems, and mission profiles. The Company’s platform architecture supports scalable progression from manual operations to assisted navigation, supervised autonomy, and ultimately higher levels of autonomous and remote operations over time. This approach enables operators and vessel manufacturers to adopt autonomy at their own pace while ensuring compatibility with future advancements in sensing, propulsion, and cloud-connected technologies.

Products and Services

Marine Thinking operates in the emerging market for autonomous and assisted navigation technologies for surface vessels. Marine Thinking develops a unified autonomy platform designed to support a broad range of marine applications, vessel classes and propulsion systems. Marine Thinking is planning to target several distinct markets each with its own operational requirements, regulatory environment and stage of adoption.

System sales, integrations, and turnkey projects remain the Company’s primary revenue sources. Government and specialized customers, including defense and surveying agencies, typically engage through structured project support, with data storage and encryption tailored to agency requirements.

Leveraging its proprietary Marine Tensor™ autonomy platform, Marine Thinking provides integrated water operational solutions designed for a wide range of mission and commercial scenarios. These solutions are deployed across applications such as hydrographic survey and mapping, environmental monitoring, and search, recovery, and related public-safety operations. The Marine Tensor™ platform enables consistent performance across diverse operating environments by combining multi-sensor perception, intelligent control, and cloud-connected fleet-management capabilities, supporting both standardized workflows and customer-specific mission requirements.

Marine Thinking’ main portfolio of the water operations solutions include:

●	Marine Tensor™. Marine Tensor™ is an AI-driven vessel control and communications platform that delivers intelligent performance, autonomous functions, and enhanced remote-operations capability to both crewed and uncrewed surface vessels. The system integrates advanced perception, navigation, and multi-channel communications to support reliable, scalable deployment across a wide range of marine missions and operational environments.

Key Features

Autonomous Navigation

Marine Tensor™ employs AI-enabled autopilot, object recognition and tracking, and obstacle-detection and avoidance technologies to execute precise navigation strategies. Operators can set mission targets, while the system automatically detects hazards, adjusts course, and returns to the planned route, ensuring safe and uninterrupted operations. The platform also supports remote payload delivery, enabling vessels to transport and deploy mission-critical items to designated locations with high accuracy.

Multi-Tiered Communications

The platform optimizes network selection, supports remote mission control, and delivers secure real-time data streaming. Marine Tensor™ enables operators to maintain continuous oversight of vessel performance and mission progress. The system also supports coordinated multi-vessel operations, allowing interconnected uncrewed surface vessels to communicate for complex or large-scale tasks.

Edge AI Computing

Marine Tensor™ runs directly on vessel-mounted edge-computing hardware, eliminating the need for external processing systems or continuous network connectivity. This capability enables low-latency decision-making and improves reliability in remote or bandwidth-constrained environments.

Interoperability

The platform serves as a central integration hub, processing data from multiple crafts and systems simultaneously. Its modular architecture enables seamless interfacing with existing vessel control systems, propulsion technologies, and mission-specific equipment.

Sensor Fusion

Marine Tensor™ aggregates and analyzes data from diverse onboard sensors to deliver accurate perception of the surrounding environment, supporting precise navigation, situational awareness, and mission execution under dynamic conditions.

Applications

Marine Tensor™ supports a broad range of commercial, governmental, and academic marine applications, including: bathymetric survey and mapping; search and rescue operations; underwater detection and inspection; environmental and ecological monitoring; virtual-environment simulation and training and port, coastal, and infrastructure inspection.

Through the combination of autonomous control, multi-tiered communications, and integrated sensing, Marine Tensor™ provides a technology layer that advances the adoption of next-generation marine systems across multiple sectors.

●	Tensor Kit™. Marine Tensor™ is available as the Tensor Kit™, a comprehensive suite of integrable components that enables third-party vessels to incorporate the Company’s AI-driven control and communications capabilities. Tensor Kit™ allows vessel designers, marine engineers, and operators to adopt autonomy functions through flexible, customizable, and cost-effective integration pathways. For newbuild vessels, Tensor Kit™ can be integrated at the naval design or marine engineering stage, enabling seamless incorporation of intelligent navigation, communication, and control features into the vessel’s core architecture. For pre-existing vessels, Tensor Kit™ is delivered as a combination of software, supplementary processing hardware, and mechanical modifications. These modifications are tailored on a case-by-case basis, depending on the vessel’s design, onboard systems, and the specific autonomy and control features required.

By providing a modular, scalable integration platform, Tensor Kit™ expands access to next-generation autonomous technologies across a broad range of vessel types and operational environments, supporting both incremental upgrades and full-capability transformation.

●	BlueBoat USV powered by Marine Tensor™. BlueBoat is a compact, high-endurance uncrewed surface vessel (USV) designed to support a wide range of commercial, environmental, and research-focused marine operations. Engineered for portability, efficiency, and autonomous capability, BlueBoat provides operators with a highly adaptable platform suitable for survey, monitoring, inspection, and remote-operations missions. The vessel is equipped with a Universal Payload Kit that supports mainstream multibeam echo sounders (MBES*), allowing users to conduct high-quality hydrographic and bathymetric surveys. BlueBoat integrates seamlessly with leading survey-acquisition software, including HYPACK, NORBIT DCT, and Hummingbird, enhancing workflow compatibility across industry-standard platforms.

BlueBoat incorporates advanced autonomous functions through an intuitive smart mission-planning interface, allowing operators to rapidly define navigation routes and adjust mission parameters as conditions evolve. The system’s multi-tiered communication architecture provides secure real-time data access and supports coordinated multi-vessel operations. BlueBoat units can be linked to operate collaboratively, enabling synchronized mission execution for tasks requiring spatial coverage or parallel workflows.

Through its compact form factor, robust autonomy features, and extensive sensor and payload compatibility, BlueBoat serves as a versatile and cost-effective platform for hydrographic surveyors, environmental agencies, academic researchers, and industrial operators seeking reliable unmanned marine capabilities.

●	Marine Tracer powered by Marine Tensor™. Marine Tracer is a lightweight, single-operator uncrewed surface vessel (USV) designed for high-precision sonar and optical imaging in nearshore, shallow-water, and confined operational environments. Combining compact design with advanced sensing and autonomy, Marine Tracer offers an accessible platform for rapid deployment, detailed inspection, and environmental or infrastructure monitoring. The vessel features a simple plug-in charging interface for rapid turnaround between missions.

Marine Tracer includes a smart, touchscreen-based mission-planning interface that allows operators to quickly design and assign customized navigation routes. This autonomous control system supports efficient mission execution, rapid adjustments, and reliable operation across diverse use cases. Remote operations are facilitated through a dedicated wireless handheld controller, enabling operators to guide the vessel from a safe distance while maintaining full oversight of vessel movement and task progress. This remote capability enhances safety during missions conducted in hazardous or difficult-to-access environments.

Marine Tracer also provides comprehensive real-time data visualization, offering access to multi-sensor feeds above and below the waterline. Supported imaging modalities include HD optical video, night vision, thermal imaging, LiDAR, and high-CHIRP sonar (downward and side scan), allowing operators to monitor mission conditions and data quality as the vessel operates. Through its compact form, precise sensing capabilities, and intuitive autonomous functions, Marine Tracer™ serves as an effective solution for operators in hydrography, inspection, environmental monitoring, and research settings seeking a highly portable and reliable USV platform.

●	Marine Acadia-E 55 USV powered by Marine Tensor™. Marine Acadia-E 55 is a fully electric, multi-mission vessel engineered to operate in both crewed and autonomous configurations. Designed for performance, efficiency, and adaptability, Acadia-E 55 supports a range of commercial, research, and governmental applications requiring extended endurance, advanced sensing, and intelligent navigation. The platform has been tested and validated by the National Research Council of Canada (NRC), demonstrating operational robustness and reliability.

Acadia-E 55 incorporates an intuitive smart mission-planning interface, enabling operators to design, customize, and assign navigation routes directly via touchscreen. The system supports rapid route adjustments and precise autonomous operation across a wide variety of marine environments. The vessel enables fully remote operations, allowing users to maintain safe standoff distances while retaining full operational control. Operators can command and monitor the vessel using Acadia’s wireless handheld controller or any internet-connected device, including laptops, PCs, or tablets. Real-time feedback ensures smooth, efficient, and responsive mission execution. Acadia-E 55 integrates AI-enabled object-detection capabilities, enhancing navigational safety and situational awareness during autonomous or supervised missions. Comprehensive real-time data visualization is provided through access to multiple sensor streams above and below the waterline. Supported modalities include HD optical video, night vision, thermal imaging, LiDAR, and high-CHIRP sonar with both downward and side-scan capabilities, enabling detailed environmental awareness and mission insight.

Through its electric propulsion, autonomous capabilities, and modular system design, Marine Acadia-E 55 offers a versatile and sustainable platform for users seeking modern, adaptable marine solutions for complex operational needs.

Marine Thinking’ principal executive offices are located at Suite 110, 1096, Marginal Road, Halifax, NS B3H 4N4. Our telephone number is 902-422-6888.

Proposed Business Combination

On October 29, 2025, the Company entered into Business Combination Agreement with SPAC and 17358750 Canada Inc. (the “Amalgamation Sub”) a newly incorporated wholly owned Canadian subsidiary of SPAC (the “BCA”). The BCA contemplates that the business combination among the SPAC, the Company and Amalgamation Sub will be completed through the following series of transactions:

●	Prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), the SPAC shall complete the deregistration as a Cayman Islands exempted company, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of the SPAC shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.”

●	Following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by the Company and Amalgamation Sub (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of the SPAC.

At the Amalgamation Effective Time, by virtue of the Amalgamation:

●	Each Company share issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a number of fully paid and non-assessable SPAC Class A Shares equal to the Amalgamation Multiple and such Company share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the foregoing issuance of the SPAC Class A Shares, Amalco shall issue to the SPAC one Amalco Share for each SPAC Class A Share so issued. Additionally, the SPAC shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it and the shares of the Amalgamation Sub will be cancelled. Amalgamation Multiple means the quotidian obtained by dividing (i) Total Share Consideration, by (ii) the total number of the common shares in the capital of the Company (“Company Shares”) on a fully diluted basis as of immediately prior to the Closing (assuming the exchange, conversion or exercise of any options, warrants or other convertible or exchangeable securities). Total Share Consideration means the quotidian obtained by dividing (i) US$130.0 million plus the cash proceeds from the Pre-IPO Investment(s) (as defined in the BCA), if any by (ii) US$10.0 per SPAC Class A Share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing and prior to the applicable redemption or conversion).

●	Each Company Option issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive SPAC Class A Shares (each, a “Rollover Option”) for each Company Option held, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. The number of the SPAC Class A Shares issuable upon exercise of each Rollover Option shall be determined by multiplying the number of Company Shares (as defined below) that were subject to such Company Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of the SPAC Class A Shares.

●	Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

At the Amalgamation Effective Time:

●	Each SPAC Unit issued and outstanding immediately prior to the Closing shall be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Share and one SPAC Right in accordance with the terms of the applicable SPAC Unit. SPAC Unit means a unit of the SPAC comprised of one SPAC Class A Share and one SPAC Right. SPAC Right means a right to receive one-fifth (1/5) of one SPAC Class A Share upon consummation of the Business Combination.

●	Each SPAC Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of a SPAC Class A Share.

Key Factors Affecting Marine Thinking’s Operating Results

The key elements of our growth strategy include:

Concept Vessels and Market Deployment

Marine Thinking intends to pursue a phased go-to-market approach that combines product readiness, regulatory alignment, and strategic partnerships to accelerate deployment across civilian, commercial, and public-safety sectors. A key element of this strategy is the planned introduction of concept vessels developed in collaboration with established vessel builders and OEM partners. These vessels will feature pre-installed assisted-navigation or autonomy-ready systems, along with integrated remote-management capabilities, enabling customers to experience the Marine Tensor™ platform as a turnkey solution. This approach is expected to lower adoption barriers, streamline integration timelines, and demonstrate the value of autonomy features within complete, real-world operational workflows. By deploying these vessels in controlled commercial, public-safety, search-and-rescue, and recreational environments—including marinas, charter fleets, and other organized fleet operations—the Company aims to generate consistent real-world usage data. As regulatory pathways evolve, these vessels may also serve as an early foundation for subscription-based software and autonomy services, enabling new recurring-revenue opportunities such as autonomy-assist features, fleet-management analytics, and remote-operations capabilities. Through this strategy, Marine Thinking seeks to position its platform as the preferred autonomy layer across a wide range of vessel classes and operational domains, supporting scalable long-term growth and market leadership.

Market Expansion Through Marinas and Fleet Partners

The Company intends to expand its marketing and commercialization efforts through strategic partnerships with marinas, fleet operators, specialized boat builders—both domestic and international—and relevant government agencies. These initiatives may include the placement of prototype or demonstration vessels in select locations, the execution of structured pilot programs, and collaborative evaluations with insurance providers to explore data-driven risk-assessment and safety-validation models. Through these efforts, the Company aims to increase customer exposure to autonomy-ready capabilities, demonstrate improvements in situational awareness and vessel safety, and accelerate early-stage adoption across commercial, recreational, and public-safety markets.

Demonstration-Based Awareness Program

The Company expects expert white papers, third-party industry analyses, and video-based documentation to play an increasingly prominent role in its marketing, regulatory engagement, and industry education efforts. Marine Thinking plans to produce technical content that demonstrates real-world vessel behavior under varied environmental and operational conditions, highlights the seamless integration of its autonomy platform with existing navigation and safety systems, and showcases user workflows, operator training procedures, and supervised-autonomy functions in live scenarios. These materials will include data-backed performance evaluations, side-by-side comparisons with conventional navigation methods, and visual explanations of how perception, planning, and control modules operate in dynamic marine environments. By incorporating independent assessments and transparent technical explanations, the Company aims to provide regulators, insurers, OEM partners, and customers with clear, evidence-based insights into system reliability, safety characteristics, and operational benefits.

This evidence-driven communication strategy is intended to strengthen credibility, facilitate regulatory acceptance, and accelerate market adoption by addressing common knowledge gaps surrounding marine autonomy and demonstrating the practical value and safety-enhancing potential of the Company’s technology.

Technology Innovation and Platform Advancement

The Company’s technology development strategy focuses on advancing the Marine Tensor™ autonomy platform through a disciplined, data-driven engineering approach that emphasizes safety, scalability, and real-world operability. Marine Thinking intends to prioritize modular system design, continuous model improvement, and seamless integration with existing marine infrastructure to ensure that its technology remains adaptable across global markets and vessel categories. The Company plans to expand its multi-sensor perception stack, propulsion-agnostic control modules, and remote-supervision capabilities by leveraging operational data generated through pilot deployments, concept vessels, and partner-led demonstration programs. Marine Thinking will continue to invest in edge-computing performance, cloud-based fleet-management systems, and connectivity layers that enable real-time data exchange, remote operations, and continuous model updates. This iterative development process is expected to incorporate advancements in digital propulsion systems, sensor technologies, and emerging regulations as autonomy becomes more widely adopted across commercial and civilian markets.

By maintaining a flexible, standards-aligned development roadmap, the Company aims to position Marine Tensor™ as the preferred autonomy foundation for a broad range of marine applications, supporting long-term competitiveness and global scalability.

Components of Results of Operations

The Company segments its customer base into three principal groups: (i) government and public-safety agencies, (ii) commercial and industrial operators, and (iii) early-stage civilian and recreational organizations. At the current stage of industry development, the majority of revenue is derived from government departments, research institutions, and marine-surveying companies that operate in regulated environments and require high-reliability navigation, inspection, and data-collection systems. As regulatory frameworks mature and commercialization accelerates, the Company expects its customer profile to expand to include shipbuilders, propulsion OEMs, commercial fleet operators, and marina-based rental fleets.

The Company’s sales and marketing strategy is primarily business-to-business, emphasizing direct engagement with government agencies and research institutions, participation in specialized marine-technology and autonomy-focused exhibitions, and partnerships with engine manufacturers, sonar suppliers, vessel builders, and other supply-chain participants. These partnerships enable joint integration efforts, system-linked hardware sales, and potential future subscription-based software services. The Company also conducts pilot deployments and trial programs with commercial fleet operators to validate system performance and familiarize operators with assisted-navigation and autonomy-ready capabilities.

For the recreational segment, the Company employs a phased B2B-to-B2C strategy. Marinas—which manage rental fleets, perform vessel servicing, and broker new and used boats—serve as the initial B2B entry point. Through these relationships, end users are introduced to autonomy-ready systems during rental and training activities, creating early exposure to the technology in controlled environments. Over time, as market acceptance increases, marina partners and OEMs may incorporate similar autonomy-ready features into consumer vessel offerings, establishing a pathway from commercial adoption to broader B2C demand.

Distribution channels differ by customer group. Government and public-safety organizations typically procure systems through structured pilots or direct procurement programs. Commercial and recreational customers are reached through OEM integrations, collaborations with vessel builders, marina operators, and direct technical evaluations. Hardware components and integration kits are supplied directly by the Company, while cloud-based services are delivered through the Company’s software infrastructure.

Although the Company does not expect its core customer categories to change materially in the near term, the relative contribution of each category may evolve as regulatory environments expand and autonomy-ready vessels achieve broader acceptance. Over the longer term, increased adoption by marinas, commercial operators, and OEM partners is expected to raise the proportion of recreational and civilian customers, supporting a gradual progression from primarily B2B deployments toward selective B2C adoption.

Revenue

At the current stage, the majority of revenue is derived from government departments, research institutions, and marine-surveying companies that operate in regulated environments and require high-reliability navigation, inspection, and data-collection systems.

Revenues consist of sales for products and systems purchased and developed by the Company. Sales are recognized when control of the goods or system has transferred to the purchaser and the collectability is reasonably assured. This is generally when goods and systems have been delivered, which is also when the performance obligations have been fulfilled under the terms of the related sales contract. Where payments have been received from customers for goods or systems to be delivered, or licenses to be used in the future period, such payments are recorded as deferred revenue which is recognized as revenue when the goods or systems delivered, or when the license period passed . A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against associated probabilities.

Costs and Expenses

Cost of revenue

Cost of revenue principally includes direct material, direct labor and allocation of overhead associated with product development operations. Cost of revenue also includes the direct cost and appropriate allocation of overhead involved in execution of non-recurring engineering and technology services. Marine Thinking’ cost of revenue is expected to increase as its revenue continues to grow as customers reach commercialization.

Depreciation

Depreciation costs are related to the depreciation of the Company’s property and equipment which consists of computer, furniture and equipment, vehicles, and lease right of use assets.

Research and development

Marine Thinking’ research and development efforts are focused on enhancing and developing additional functionality for its existing products and on new product development. Research and development expenses consist primarily of:

●	Personnel-related expenses, including salaries, benefits, and consulting fees, for personnel in Marine Thinking’ research and engineering functions; and

●	Expenses related to materials, tools, supplies and third-party services.

Marine Thinking expenses research and development costs as incurred. Marine Thinking expects its research and development costs to increase for the near future as it continues to invest in research and development activities to achieve its product roadmap.

General and administrative expenses

General and administrative expenses consist primarily of personnel and personnel-related expenses, including legal and accounting fees for professional and contract services. Marine Thinking expects its general and administrative expenses to increase for the near future as it scales headcount with the growth of its business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

General and administrative expenses also include leases expense, other expenses, and selling and marketing expenses which consists of personnel and personnel-related expenses,. These include the cost of trade shows, promotional materials, and public relations. Marine Thinking expects to increase its sales and marketing activities, expand customer relationships, and increase market share. Marine Thinking also expects that its sales and marketing expenses will increase over time as it continues to hire additional personnel to scale its business.

Government assistance revenue

The Company has access to various government assistance programs from different Canadian agencies that help local Canadian in innovation and development. The Company has been able to successfully applied for and obtained such grants in helping its research and development activities. The Company expects to continue to receive such government assistance but will be at a less and lesser portion of its total revenues as its revenues from commercial industry customers increase.

Other income and expense

Other income and expense consist primarily of gain on extinguishment of convertible note payable.

Interest expense

Interest expense consists primarily of interest incurred on the Company’s loans payable and convertible notes payable, and interest accretion from lease liabilities. These amounts will vary based on Marine Thinking’ loans payable, convertible notes payable, lease liabilities balances as well as any changes in market rates.

Results of Operations

Comparison of the Six months Ended October 31, 2025 and 2024

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this filing statement. The following table sets forth summarized consolidated financial information for the six months ended October 31, 2025 and 2024:

	Six months Ended October 31,		Change	Change
	2025	2024	$	%
Revenue
Sales revenue	$649,804	$445,228	$204,576	+46%

Costs
Cost of sales	318,413	86,018	232,395	+270%

Expenses
General and administrative	968,382	822,691	145,691	+18%
Research and development	71,263	50,829	20,434	+40%
Depreciation	22,050	22,867	(817)	-4%
Government assistance	(96,616)	(334,603)	237,987	-71%

Total expenses	965,079	561,784	403,295	+72%

Operating loss	(633,688)	(202,574)	(431,114)	+213%

Other expense
Interest expense	5,463	290,471	(285,008)	-98%
Net loss	$(639,151)	$(493,045)	$(146,106)	30%

Revenue

Revenue increased by $204,576, or 46%, to $649,804 for the six months ended October 31, 2025, from $445,228 for the same period of 2024. The increase in revenue is attributed to more customers, more systems and services delivered, specifically, from the increased sales of Tensors and Blue Robotics products and systems.

Costs and expenses

Cost of sales

Cost of sales increased by $232,395, or 270%, to $318,413 for the six months of 2025, from $86,018 for the comparable period of 2024. The increase in cost of sales is attributed to the increased sales activities, and much one time expenses incurred for new projects.

General and administrative

Total general and administrative expenses increased by $145,691, or 18%, to $968,382 for the six months ended October 31, 2025, from $822,691 for the same period of 2024. General and administrative expenses increased primarily due to increased professional fees incurred in the period for business combination transaction with Eureka.

	2025	2024
	$	$
Salaries and benefits	522,391	611,113
Sales and marketing	2,805	2,923
Lease expenses	41,901	70,516
Professional fees	264,833	207
Other general and administrative expenses	137,235	133,605
Foreign exchange loss	(783)	4,327

Total expenses	968,382	822,691

Depreciation

Depreciation expenses were $22,050 for the six months ended October 31, 2025, compared to $22,867 for the period in 2024.

Research and development

Total research and development expenses increased by $20,434, or 40%, to $71,263 for the six months ended October 31, 2025, from $50,829 for the same period of 2024. The Company spent more in research and development before 2024 when developing the products and systems for the market. In the last 2 years the Company has been marketing its current systems developed and incurred less research and development expenses. Going forward, the Company expects to continue to spend significantly on research and development activities.

Government assistance

Total government assistance income decreased by $237,987, or 71%, to $96,616 for the six months ended October 31, 2025, from $334,603 for the period in 2024. The Company recognized government assistance assistances as revenue when they are received or receivable and when there is reasonable assurance that the Company will comply with any conditions attached to the grant. The Company expects to continue to receive government assistance revenues but will recognize the revenue at different time. As a result the government assistance revenue could be recognized in different periods.

Loss from operations

Total loss from operations increased by $431,114, or 213%, to $633,688 for the six months ended October 31, 2025, from $202,574 for the period in 2024.

Interest expense

Interest expense decreased by $285,008 to $5,463 for the six months ended October 31, 2025 from $290,471 in the same period of 2024. Interest expense decreased due to the convertible note bearing significant interest was converted into shares and did not incur interests expenses for the period in 2025.

Comparison of the Years Ended April 30, 2025 and 2024

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this filing statement. The following table sets forth summarized consolidated financial information for the year ended April 30, 2025 and 2024:

	Year Ended April 30		Change	Change
	2025	2024	$	%
Revenue
Sales revenue	$664,283	$278,704	$385,579	+138%

Costs
Cost of sales	(186,079)	(225,132)	39,053	-17%

Expenses
General and administrative	1,452,053	2,200,980	-748,927	-34%
Research and development	292,610	1,163,850	-871,240	-75%
Depreciation	80,163	110,774	-30,611	-28%
Government assistance	(775,422)	(988,922)	-213,500	-22%

Total expenses	1,049,404	2,486,682	1,437,278	-58%

Operating loss	(571,200)	(2,433,110)	1,861,910	-77%

Gain on extinguishment of convertible note	572,791	-	572,791	+100%
Interest expense	(360,375)	(249,417)	-110,958	+44%
Net loss	$(358,874)	$(2,682,527)	$2,323,743	-87%

Revenue

Revenue increased by $385,579, or 138%, to $664,283 for the year ended April 30, 2025, from $278,704 for the year 2024. The increase in revenue is attributed to more customers, more systems and services delivered, specifically, from the increased sales of Tensors and Blue Robotics products and systems.

Costs and expenses

Cost of sales

Cost of sales decreased by $39,053, or 17%, to $186,079 for the year of 2025, from $225,132 for the comparable period of 2024. The Company is in development stage and some of their new projects incur one time project specific direct costs resulting into its gross margin rate is not yet consistent and not comparable.

General and administrative

Total general and administrative expenses decreased by $748,927, or 34%, to $1,452,053 for the year ended April 30, 2025, from $2,200,980 for the year 2024. General and administrative expenses decreased in the year ended April 30, 2025, primarily due to decrease in salaries and benefits, and other general expenses. In the year ended April 30, 2025, some of the Company’s research and development projects and products were ready for marketing after years of development, and the Company restructure to down size general and administrative personnels due to less research and development activities. The Company expects its general and administrative expenses will continue to increase in the coming years as the Company spend much resources to market its products and services, and to continue to do research and development activities for new projects, products and systems.

	2025	2024
	$	$
Salaries and benefits	1,158,682	1,750,635
Sales and marketing	6,610	8,605
Lease expenses	78,885	72,341
Professional fees	18,669	22,814
Other general and administrative expenses	175,289	308,129
Foreign exchange loss	13,918	38,456

Total expenses	1,452,053	2,200,980

Depreciation

Depreciation expenses were $80,163 for the year ended April 30, 2025, compared to $110,774 for the year 2024.

Research and development

Total research and development expenses decreased by $871,240, or 75%, to $292,610 for the year ended April 30, 2025, from $1,163,850 for the year 2024. The Company spent more in research and development before 2024 when developing the products and systems for the market. In the year ended April 30, 2025 the Company focused on marketing its current systems developed and incurred less research and development expenses. Going forward, the Company expects to continue to spend significantly on research and development activities.

Government assistance

Total government assistance income decreased by $213,500, or 22%, to $775,422 for the year ended April 30, 2025, from $988,922 for the year 2024. The Company recognized government assistance assistances as revenue when they are received or receivable and when there is reasonable assurance that the Company will comply with any conditions attached to the grant. The Company expects to continue to receive government assistance revenues but will recognize the revenue at different time. As a result the government assistance revenue could be recognized in different periods.

Loss from operations

Total loss from operations decreased by $1,861,910, or 77%, to $571,200 for the year ended April 30, 2025, from $2,433,110 for the year 2024.

Interest expense

Interest expense increased by $110,958 to $360,375 for the year ended April 30, 2025 from $249,417 in the year 2024. Interest expense increased due to the convertible note bearing significant interest for the year 2025.

Gain on Extinguishment of convertible note payable

The Company recognized a gain of $572,791 on extinguishment of a convertible note payable when the note was converted into shares of the Company in March 2025.

Liquidity and Capital Resources

Sources of Liquidity

Marine Thinking’ capital requirements will depend on many factors, including sales volume, the timing and extent of spending to support R&D efforts, investments in technology, the expansion of sales and marketing activities, and market adoption of new and enhanced products and features. As of October 31, 2025, Marine Thinking had cash of $376,080. To date, Marine Thinking’ principal sources of liquidity have been proceeds received from the issuance of debt, equity funding from its principal owners and cash flow from operations.

Until Marine Thinking can generate sufficient revenue from its sales of products, systems, and services to cover operating expenses, working capital and capital expenditures, Marine Thinking expects funds raised in its Private Placements, and funds raised in a Business Combination from a merger agreement with EUREKA Acquisition Corporation, a special purpose acquisition company to fund cash needs. Any equity securities issued may provide for rights, preferences, or privileges senior to those of holders of the Pubco Class A Shares subsequent to the Business Combination. If Marine Thinking raises funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of holders of Marine Thinking Common Stock. The terms of debt securities or borrowings could impose significant restrictions on Marine Thinking’ operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

Marine Thinking incurred negative cash flows from operating activities and losses from operations in the past as reflected in its accumulated deficit of $10 million as of October 31, 2025. Marine Thinking had total current assets of $654,313 and total current liabilities of $1,592,556 as of October 31, 2025. Management believes cash on-hand, including the funds raised in the Business Combination, together with revenue from the Company’s existing and new contracts will be sufficient to meet its obligations for at least one year from the filing date of this document.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Year ended April 30,		Six months ended October 31,
	2025	2024	2025	2024
Net cash provided by (used in):
Operating activities	$18,508	$(2,714,070)	$(720,190)	$(51,892)
Investing activities	$(375)	$(50,538)	$(913,248)	(370)
Financing activities	$(41,927)	$1,424,768	1,708,963	$(21,291)

Operating Activities

For the year ended April 30, 2025, net cash from operating activities was $18,508. The primary factors affecting Marine Thinking’ operating cash flows during this year were Marine Thinking’s lower net loss of $358,784 in the year 2025 (compared to $2,682,527 in 2024), lower loss from operations of $571,200 in 2025 (compared to $2,433,110 in 2024) before interest expense and gain on extinguishment of a convertible debt, an increase in unpaid accrued interest expenses of $349,707 (compared to 223,084 in 2024), and net cash of $507,193 from changes in operating assets and liabilities (compared to a negative cash from changes in operating assets and liabilities of $378,571 in 2024).

For the year ended April 30, 2024, net cash used in operating activities was $2,714,070. The primary factors affecting Marine Thinking’ operating cash flows during this period were its net loss of $2,682,527 offset by the noncash expenses of $347,028 for depreciation expense, interests and accretion expenses, and $378,571 increase in operating assets and liabilities.

For the six months ended October 31, 2025, net cash used for operating activities was $720,190. The primary factors affecting Marine Thinking’ operating cash flows during this period were its net loss of $639,151 offset by the noncash expenses of $44,714 for depreciation expense, interests and accretion expenses, and $125,753 increase in operating assets and liabilities.

For the six months ended October 31, 2024, net cash used for operating activities was $51,892. The primary factors affecting Marine Thinking’ operating cash flows during this period were its net loss of $493,045 offset by the noncash expenses of $346,707 for depreciation expense, interests and accretion expenses, and $94,446 decrease in operating assets and liabilities.

Investing Activities

For the year ended April 30, 2024, net cash used for investing activities was $50,538 for acquisition of property and equipment.

For the year ended April 30, 2025, net cash used in investing activities was $375 for purchase of equipment.

For the six months ended October 31, 2025, net cash used in investing activities was $913,248 due to $900,000 paid for acquisition of an Option right to acquire EUREKA shares, and $13,248 for the purchase of property and equipment.

Financing Activities

For the year ended April 30, 2024, net cash provided by financing activities was $1,424,768. The primary factor affecting Marine Thinking’ financing cash flows during this period were proceeds from a convertible note payable of $1,500,000 offset by payments of loans and lease liabilities of $75,232.

For the year ended April 30, 2025, net cash used for financing activities was $41,927 for payment of loans payable.

For the six months ended October 31, 2025, the Company had $1,708,963 cash provided by financing activities. It obtained a loan of $80,050, issued shares for $1,500,000, and raised $150,000 from subscriptions of convertible note. It repaid $21,087 loan payable for the period.

Financing and Investment Activities

On March 15, 2025, the Holder converted the convertible promissory note into 681,818 common shares of the Company valued at $1,500,000.

On July 6, 2025 the Company entered into an Option Purchase Agreement, as amended on September 2 2025 (the “Option Agreement”), with the third party to purchase 583,333 common shares of Eureka Acquisition Corp, a Special Purpose Acquisition Corp (“SPAC”), a company traded on NASDAQ for a total consideration of $1,750,000 to be paid as follows: $200,000 payable within three business days of the execution of the Option Agreement (paid); $700,000 payable one month after the execution of the Option Agreement (paid); and $850,000 was payable on November 7, 2025 ($200,000 of this amount remains payable as December 20, 2025).

On September 22, 2025, the Company entered into an Option Assignment Agreement with 17323204 Canada Inc., the company which is owned by all the shareholders of the Company and has a common director with the Company and was a registered owner of 583,333 Company’s common shares (the “Assignee”). In accordance with the Option Assignment Agreement, the Company assigned and transferred to the Assignee all of the Company’s rights, title, benefit and interest in and to the Option Agreement (the “Assignment”). In consideration for the Assignment, the Assignee has agreed to transfer to the Company 583,333 Company’s common shares the Assignee owned, which would be returned to the Company’s treasury for cancellation.

As of March 16, 2026 no shares have been purchased under the Option Agreement.

In the perioded ended October 31 2025, the Company issued 2,678,571 common shares in rights offering to its existing shareholders for a total consideration of $1,500,000. A director subscribed for 66,101 common shares and an entity controlled by two directors of the Company subscribed for 753,440 common shares.

Contractual Obligations

Subscriptions for Convertible Promissory Note Payable

Subsequent to October 31, 2025, the Company issued an unsecured convertible debenture for the toral gross proceeds of $2,100,000. The unsecured convertible debenture bears interest of 8% per annum and matures 18 months from the issuance date. The entire principal amount outstanding in respect of this unsecured convertible debenture shall convert automatically, without any further notice or other steps or proceedings being taken by the Company or the subscriber, upon the earlier of (a) immediately prior to the occurrence of a Liquidity Event or (B) completion of the Next Equity Financing, into common shares of the Company. In the event of conversion of the entire principal amount, the subscriber agrees to release the Company from its obligation to pay any accrued but unpaid interest owing hereunder due to the date of conversion.

Loan Payable

	October 31,	April 30,
	2025	2025
ACOA Loan 1 balance	$11,006	$17,263
Current	11,006	12,186
Non-current	-	5,077

ACOA Loan 2 balance	$50,937	$66,463
Current	29,107	29,539
Non-current	21,830	36,924

ACOA Loan 3 balance	$80,050	$-
Current	-	-
Non-current	80,050	-

Total loans payable	$141,993	$83,726
Current	40,113	41,725
Non-current	101,880	42,001

During the year ended April 30, 2021, the Company obtained an interest free loan from the Atlantic Canada Opportunities Agency (“ACOA”) that is a government assistance for the Company’s purchase of assets and research development. The loan is unsecured, and is repaid by monthly payment of CAD$1,403 starting from October 2021 to September 2026. The amortized balance of the loan as of October 31, 2025 was $11,006 (CAD$15,428) (April 30, 2025 - $17,263 or CAD $23,844) of which $11,006 (CAD$15,428) was due within a year (April 30, 2025 - $12,186 or CAD$16,831). $6,096 or CAD$8,418 (2024 - $6,155 or CAD$8,418) was repaid in the period ended October 31, 2025.

During the year ended April 30, 2022, the Company obtained another interest free loan from ACOA that is a government assistance for the Company’s purchase of assets and research development. The loan in total principal amount of CAD$204,000 is unsecured, and is repaid by monthly payment of CAD$3,450 starting from August 1, 2022 to July 2027. The amortized balance of the loan as of October 31 2025 was $50,937 or CAD$71,400 (April 30, 2025 - $66,463 or CAD$91,800) of which $29,107 or CAD$40,800 (April 30, 2025 - $29,539 or CAD$40,800) was due within a year. $14,991 or CAD$20,700 (2024 - $15,136 or CAD$20,700) was repaid in the period ended October 31, 2025.

During the period ended October 31, 2025, the Company obtained another interest free loan from ACOA that is a government assistance for the Company’s purchase of assets and research development. The loan in total principal amount of CAD$179,836 of which C$113,612 was obtained as of October 31, 2025 that is unsecured, and is repaid by monthly payment of CAD$1,353 starting from January 1, 2028 to December 1, 2034. The amortized balance of the loan as of October 31 2025 was $80,500 or CAD$113,612 (April 30, 2025 - $nil) of which $nil (April 30, 2025 - $nil) was due within a year. $nil (2024 - $nil) was repaid in the year ended October 31, 2025.

Maturities of loans payable

Stated maturities of loans payable over the next five years are as follows:

October 31, 2026	$40,113
October 31, 2027	21,830
October 31, 2028	9,649
October 31, 2029	11,579
October 31, 2030	11,579
Thereafter	$47,243
Total	$141,993

Leases

The Company leases its office and research and development facility under operating leases. The right-of-use asset and lease liability amounts were determined using discount rates which were the interest rate related to the lease obligation. More information about each of these leases is included in Note 7 to Marine Thinking’ financial statements for the period ended October 31, 2025 and included elsewhere in this filing.

Off-Balance Sheet Arrangements

As of October 31, 2025, Marine Thinking has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

The preparation of the Company’s Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Management has applied significant estimates and judgments related to the following:

i) Inventory

The determination of net realizable value requires significant judgment, including consideration of factors such as the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross profit.

ii) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities.

iii) Incremental borrowing rates

The incremental borrowing rate is the rate of interest that the Company estimates it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company estimates its incremental borrowing rate as the interest rate the Company would pay to borrow funds necessary to obtain an asset of similar value over similar terms taking into consideration the economic factors and the credit risk rating at the commencement date of the lease.

iv) Current Expected Credit Losses

Management determines the current expected credit losses by evaluating individual receivable balances along with the consideration of other financial and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the balance sheet date.

v) Derivative liability

The determination of the value of the derivative liability requires the Company to make estimates and assumptions on the value of the financial instruments on the granting date and the subsequent reporting dates.

Recent Accounting Pronouncements

See Note 2 to Marine Thinking’s consolidated financial statements for the six months ended October 31, 2025 and 2024 included elsewhere in this statement for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this statement.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with applicable accounting standards. As an early-stage private company preparing for potential public-company requirements, Marine Thinking may identify material weaknesses or significant deficiencies in its internal controls, and there is a reasonable possibility that a material misstatement of annual or interim financial statements may not be prevented or detected on a timely basis.

Marine Thinking’s current cash management and accounting processes include centralized oversight, daily cash monitoring through banking platforms, dual approvals for large disbursements, and bookkeeping and controls under CFO supervision. As the Company grows in scale and complexity—introducing new revenue models, multi-jurisdiction operations, partner integrations and subscription services—its existing processes may not be sufficient to ensure timely and accurate financial reporting without further enhancements and dedicated resources.

To strengthen internal controls, Marine Thinking plans to:

●	Enhance technical accounting capacity: Augment finance staff and engage external professional advisors to support financial close, technical accounting interpretations, financial statement preparation and audits.

●	Implement or upgrade ERP and control tooling: Evaluate and, if appropriate, implement an enterprise resource planning system to standardize workflows, approvals and audit trails across procurement, inventory, revenue recognition and project accounting.

●	Formalize policies and procedures: Expand documented accounting policies, revenue-recognition methodologies, contract and milestone tracking procedures and segregation of duties.

●	Increase compliance and oversight: Strengthen governance, board-level audit oversight and periodic internal reviews; improve data access controls, change management and release procedures for financial systems.

Marine Thinking expects to incur ongoing significant costs to meet corporate governance provisions applicable to public companies, including those related to internal control obligations, disclosure controls, and any stock exchange and securities regulatory requirements that may apply in the future. These compliance activities will require substantial time and expense.

While Marine Thinking believes these actions will enhance its internal control environment, there can be no assurance that such measures will fully remediate any identified deficiencies, that additional material weaknesses will not be discovered in the future, or that controls will prevent or detect all errors or irregularities. Any failure to implement and maintain effective internal control over financial reporting could result in errors requiring restatement, delays in filing financial statements, regulatory scrutiny or sanctions, and a loss of investor confidence, each of which could have a material adverse effect on Marine Thinking’s business and operations.

by the stock exchange on which its common stock is listed, the SEC or other regulatory authorities. In either case, it could result in a material adverse effect on Marine Thinking’ business. Ineffective internal controls could also cause investors to lose confidence in Marine Thinking’ reported financial information which could have a negative effect on the trading of Marine Thinking stock.

Marine Thinking can give no assurances that the measures it has taken and plans to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to failure to implement and maintain adequate control over financial reporting or circumvention of these controls. In addition, even if Marine Thinking is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair preparation and presentation of our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Marine Thinking has not, to date, been exposed to material market risks given its early stage of operations. Upon the significant increase in commercial operations, Marine Thinking expects to be exposed to various risks.

Liquidity Risk

Marine Thinking is exposed to liquidity risk, or the risk that Marine Thinking will not be able to meet its financial obligations as they become due. Marine Thinking manages liquidity risk through ongoing review of its capital requirements. Marine Thinking’s objective with respect to its capital management is to ensure it has sufficient cash resources to maintain its ongoing operations.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

Foreign currency risk:

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and U.S. dollar and other foreign currencies will affect the Company’s operations and financial results.

Marine Thinking holds cash and cash equivalents in currencies other than their functional currency. Marine Thinking does not currently engage in currency hedging activities to limit the risks of currency fluctuations. Consequently, fluctuations in foreign currencies could have a negative impact on the profitability of Marine Thinking's operations.

However, as of the year ended April 30, 2025, a 10% change in the value of the U.S. dollar compared to the Canadian dollar would result in a $15,497 change on unrealized foreign exchange for Marine Thinking.

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, Marine Thinking's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.

Fluctuations in interest rates impact the value of cash equivalents. Marine Thinking’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to their maturity date.

Marine Thinking had cash and does not have cash equivalents for the year ended April 30, 2025. Marine Thinking’s loans payable are non-interest-bearing instruments. At April 30, 2025, a 10% change to each of the interest rates would not result in an impact.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include (please refer to “Risk Factors” for more information on the risks):

Marine Thinking is an early-stage company with a history of modest scale, and it expects to incur significant expenses for the foreseeable future.

Marine Thinking may identify material weaknesses in internal control over financial reporting, which could adversely affect its ability to report results of operations and financial condition accurately and in a timely manner.

Marine Thinking derives a substantial portion of its revenue from a limited number of customers, including government and research entities, and this concentration exposes the Company to procurement, budgetary and compliance risks.

If Marine Thinking does not effectively manage its planned growth, the Company may be unable to design, develop, manufacture, market and support new generations of its autonomy systems.

Marine Thinking’s financial and operating projections are based on assumptions that may prove incorrect, and actual results could differ materially from forecasts.

Marine Thinking relies on third-party suppliers and manufacturers for key components and certain manufacturing activities, and disruptions or failures by those parties could delay or impair commercialization.

The timing of commercial launches and broader market adoption of autonomy-ready vessels may be delayed, which would postpone expected revenue streams.

Marine Thinking has limited experience in large-scale commercialization and may face challenges in scaling operations efficiently.

Marine Thinking’s business requires significant capital, and future financing may dilute existing shareholders or impose restrictive covenants.

If Marine Thinking cannot obtain additional funding when required, its operations and prospects could be materially harmed.

The benefits of Marine Thinking’s products to customers and projected return on investment have not been substantiated through long-term commercial trials.

Marine Thinking’s recurring-revenue and subscription offerings are under development and may not achieve commercial acceptance.

Marine Thinking may fail to attract or retain customers at the rates necessary to achieve projected growth.

Customer adoption may be delayed or limited by resistance to new autonomous and assisted-navigation technologies.

Marine Thinking’s near-term revenue will be concentrated in a limited number of product models and product lines.

Marine Thinking must continue to develop and enhance its products and services through research and development.

Defects, software errors or manufacturing issues could result in product recalls, warranty costs, liability claims and reputational harm.

Even if Marine Thinking’s products perform properly and are used as intended, if operators sustain any injuries while using Marine Thinking’s products, Marine Thinking could be exposed to liability and its results of operations, financial condition and reputation may be adversely affected.

Marine Thinking has limited experience maintaining or servicing its products at a large commercial scale.

There can be no assurance that Marine Thinking’s service and maintenance arrangements will adequately address customers’ service requirements or that Marine Thinking and its servicing partners will have sufficient resources, experience or inventory to meet service demands in a timely manner as the volume of deployed systems increases.

Marine Thinking’s customers will depend on the Company’s customer support team and service partners to resolve technical and operational issues relating to the integrated hardware and software underlying its systems. In addition, any subscription or service model will require Marine Thinking to cover costs relating to servicing and maintenance of the systems.

As Marine Thinking continues to grow, additional pressure may be placed on its customer support team and service partners, and the Company may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support.

Marine Thinking’s ability to manufacture products of sufficient quality on schedule is unproven at commercial scale, and delays in the design, production and launch of its products could harm its business, prospects, financial condition and operating results.

Marine Thinking also engages third-party vendors and service providers to engineer, design and test critical systems and components.

Marine Thinking is or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities or form strategic relationships in the future.

Strategic business relationships will be an important factor in Marine Thinking’s growth and success. However, there can be no assurance that the Company will be able to identify or secure suitable business relationship opportunities in the future or that competitors will not capitalize on such opportunities first.

Marine Thinking may become subject to new or changing international, federal, provincial and local regulations relating to the design, manufacturing, marketing, distribution, servicing or use of its products, and a failure to comply with such regulations could lead to withdrawal or recall of Marine Thinking’s products from the market, delay Marine Thinking’s projected revenues, increase costs, or make Marine Thinking’s business unviable if it is unable to modify its products to comply.

Failure to comply with governmental regulation could materially affect Marine Thinking’s operations.

Environmental, safety and other laws and regulations could increase the cost of doing business or restrict Marine Thinking’s ability to conduct its business.

Enhanced United States tax, tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions, financial markets and our business.

Patent litigation or other litigation in connection with our intellectual property rights may lead to publicity that may harm our reputation and the value of our common stock may decline.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Marine Thinking may experience significant delays in the design, development, production and commercial launch of its autonomy systems, which could harm its business, prospects, financial condition and operating results.

If Marine Thinking is unable to enter into agreements with third-party manufacturers on acceptable terms, it will need to develop its own manufacturing and production capabilities, which would significantly increase capital expenditures and delay production of Marine Thinking’s systems and could require additional financing that may not be available on acceptable terms.

The period of time from initial design of Marine Thinking’s products to obtaining binding purchase commitments from customers is long, and Marine Thinking is subject to the risk that customers who initially expressed interest during the design phase will not enter into binding commitments.

Marine Thinking’s business and prospects depend significantly on its ability to build and maintain the Marine Thinking brand, and negative publicity or customer dissatisfaction could materially harm the Company’s reputation and business.

Reliance on third-party manufacturers reduces Marine Thinking’s direct control over the manufacturing process, including quality, product costs and product supply timing, and interruptions or quality issues at third-party manufacturers could delay shipments or otherwise harm the Company’s business.

If any third-party manufacturers experience financial, operational, manufacturing capacity or component-supply difficulties, or are otherwise unable or unwilling to continue to manufacture Marine Thinking’s products in required volumes or at all, Marine Thinking’s supply may be disrupted, it may be required to seek alternate manufacturers and it may be required to re-design its products, any of which could materially delay deliveries and lead to loss of sales.

If Marine Thinking is unable to contract with third-party manufacturing partners on acceptable terms, the Company would need to develop its own manufacturing and production capabilities, which would significantly increase capital expenditures and operating expenditures and could materially delay production of its systems.

Marine Thinking does not currently have definitive long-form manufacturing agreements to commercially produce its systems at scale and may be unable to enter into such agreements on commercially reasonable terms or at all, which could prevent the Company from implementing its production plans within the anticipated timeframe or at all.

Marine Thinking may be unable to adequately control the costs associated with scaling its operations, including costs to develop and produce commercial systems, to establish or expand design, R&D, production, sales and service facilities, and to build the Marine Thinking brand, any of which could materially and adversely affect margins and profitability.

Marine Thinking’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.

Marine Thinking’s ability to obtain sufficient capital when needed is uncertain and, if additional financing is not available on acceptable terms, the Company may be required to delay or scale back its plans.

Marine Thinking has limited operating history at commercial scale and its cost structure and working capital needs may change as it transitions from pilot deployments to broader commercialization.

Marine Thinking’s ability to manage and control costs associated with manufacturing, service and customer support depends on supplier performance and the successful scaling of third-party manufacturing and service relationships.

Marine Thinking’s period from initial product design to binding customer commitments can be lengthy, and customers who express interest during early stages may not enter into binding purchase or service agreements.

Marine Thinking’s ability to realize expected revenue and control liability under subscription or service models depends on establishing effective customer screening, contractual terms and operational controls.

Marine Thinking’s business and prospects depend significantly on its ability to build and maintain the Marine Thinking brand, and negative publicity or customer dissatisfaction could materially harm the Company’s reputation and business.

Marine Thinking is subject to cybersecurity risks to its operational systems, facility security systems, infrastructure, integrated software in its products and data processed by Marine Thinking or third-party vendors.

Marine Thinking’s planned product services and functionality that utilize data connectivity to monitor performance, enable diagnostics and support preventative maintenance depend on the continued operation and security of information technology and communications systems.

Although Marine Thinking is implementing systems and processes designed to protect its data and systems, these measures cannot guarantee security and employee error, malfeasance or third-party vulnerabilities could result in actual or perceived privacy or security breaches.

The implementation, expansion and updating of Marine Thinking’s internal IT, enterprise resource planning and operational systems involve inherent risks that could disrupt data management, procurement, production execution, finance, supply chain and sales and service processes.

Any actual or perceived security breach, systems outage or other disruption to systems used in Marine Thinking’s business, or any security incident affecting entities with which Marine Thinking shares data, could interrupt operations, result in loss or improper access to data, harm the Company’s reputation and competitive position, reduce demand for its products, damage relationships with customers and partners, or result in claims, regulatory investigations and significant legal, regulatory and financial exposure.

Marine Thinking is subject to anti-corruption, anti-bribery and anti-money-laundering laws and regulations in jurisdictions where it operates, and violations of such laws could result in substantial penalties and other adverse consequences.

Marine Thinking’s products and operations are subject to export, import and economic sanctions laws and regulations that could restrict the Company’s ability to sell, ship or service products internationally and could subject the Company to liability if not complied with.

If Marine Thinking fails to respond to commercial industry cycles in terms of its cost structure, manufacturing capacity and personnel needs, Marine Thinking’s business could be seriously harmed.

Marine Thinking’s systems, products, technologies, services and related equipment may have shorter useful lives than the Company currently anticipates, which could materially and adversely affect its business, financial condition and results of operations.

Risks Related to Government Contracts

Many of Marine Thinking’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise, or are dependent upon factors not wholly within Marine Thinking’s control, and failure to meet these obligations could adversely affect Marine Thinking’s profitability and future prospects.

Government contracts are subject to a competitive bidding process and contain certain provisions that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue.

Marine Thinking relies on a limited number of suppliers for certain raw materials and supplied components, which has caused and may continue to cause supply chain disruptions that could impair the Company’s ability to fulfill orders in a timely manner or increase its costs of design and production.

Marine Thinking may experience delays in manufacturing or operation when qualifying replacement third-party suppliers or implementing alternative components, and regulatory or export control restrictions could affect the Company’s ability to source certain components.

Marine Thinking uses estimates when accounting for certain contracts and changes in these estimates may have a significant impact on the Company’s financial results.

Because a portion of Marine Thinking’s revenue as of the date of this prospectus has been derived from pilot programs, government grants and early customer engagements, the timing and amount of future contract awards, renewals or follow-on work are uncertain and could materially affect the Company’s financial condition and results of operations.

Disputes with Marine Thinking’s subcontractors or the inability of its subcontractors to perform, or its key suppliers to timely deliver components, parts or services, has caused and could continue to cause Marine Thinking’s products, systems or services to be produced or delivered in an untimely or unsatisfactory manner.

As of the date of this prospectus, Marine Thinking has encountered supply chain impacts that have delayed ongoing projects, and while the Company has worked to expand its supplier base and redesign certain subsystems to incorporate more available components, continued supply constraints could require cost adjustments and schedule changes.

Marine Thinking’s government and public-sector engagements subject the Company to contract, audit and compliance risks, including the risk of early termination, audits, investigations, sanctions and penalties.

Marine Thinking’s reputation and ability to do business may be impacted by the improper conduct of its employees, agents or business partners.

Risks Related to Eureka’s Business and the Business Combination

Eureka is a blank-check company with a limited operating history and no ongoing business other than identifying and effecting a business combination, and investors must rely on the ability of Eureka’s management and sponsors to identify, evaluate and complete a suitable transaction.

The amount of cash available to the Pubco at closing will depend on the balance of Eureka’s trust account and the number of public stockholders who elect to redeem, and substantial redemptions could materially reduce the Pubco’s available capital.

Funds held in the Trust Account may be subject to third-party claims or bankruptcy proceedings, which could reduce the per-share liquidation distribution or the cash available to the Pubco.

Eureka’s sponsors, initial stockholders and certain affiliated parties have interests that may differ from those of public stockholders and may influence the timing, structure and terms of the Business Combination.

Eureka or its sponsors may provide short-term financing, loans or promissory notes to fund transaction expenses or to extend the SPAC’s combination deadline, and such financings may dilute public stockholders or otherwise affect the Pubco’s capital structure.

The SPAC Continuance, the Amalgamation mechanics and related cross-border corporate and tax steps are subject to legal, regulatory and tax review and may require adjustments to the transaction structure, additional approvals or tax indemnities.

Eureka’s obligations to prepare and file the Registration Statement on Form S-4, to obtain Nasdaq listing approval and to deliver financial statements audited under PCAOB auditing standards for the Company are material to closing and any delay or adverse determination could prevent or delay the Business Combination.

The representations, warranties and covenants in the Business Combination Agreement are qualified by disclosure schedules and were negotiated for contractual allocation of risk rather than to provide comprehensive factual disclosure to investors.

The number of shares to be issued in the Amalgamation, the issuance of earn-out shares, the conversion or exercise of options, warrants and other convertible securities and the level of redemptions will determine the Pubco’s post-closing capitalization and may result in substantial dilution to public stockholders.

Eureka’s redemption mechanics and procedural requirements may limit some public stockholders’ ability to exercise redemption rights and could affect the number of shares redeemed.

Eureka and the Pubco may be subject to litigation, regulatory inquiries or other disputes arising from the Business Combination or the disclosures made in connection with the Transactions, which could be costly and divert management attention.

Risks Related to Pubco Class A Shares

Because the Pubco will become a public reporting company by means other than a traditional underwritten initial public offering, the Pubco’s stockholders may face additional risks and uncertainties.

The market price of the Pubco Class A Shares is likely to be highly volatile, and you may lose some or all of your investment.

Volatility in the Pubco’s share price could subject the Pubco to securities litigation.

If securities or industry analysts do not publish research or reports about the Pubco, or publish negative reports, the Pubco’s stock price and trading volume could decline.

Because the Pubco does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

Future sales of Pubco Class A Shares, or the perception that such sales could occur, may depress the market price of the Pubco Class A Shares.

The Pubco’s public float and the concentration of ownership following the Business Combination may limit liquidity and make the market price more volatile.

Holders of the Pubco Class A Shares may experience immediate and substantial dilution.

Eureka’s redemption mechanics and procedural requirements may limit some public stockholders’ ability to exercise redemption rights and could affect the cash available at closing.

Operating as a public company will increase costs and require significant management time and attention, which could adversely affect the Pubco’s business.

The Pubco’s management may have limited experience operating a public company, which could impair its ability to manage public company obligations.

Failure to maintain effective disclosure controls and internal control over financial reporting could result in material misstatements, regulatory sanctions and loss of investor confidence.

Forward-looking statements, projections and estimates included in disclosure materials are subject to risks and uncertainties and actual results may differ materially.

Risks Related to the Pubco Operating as a Public Company

Our management team may have limited experience operating a public company, which could impair our ability to satisfy public-company obligations.

Operating as a public company will increase our costs and require significant management time and resources.

We will be required to maintain effective internal control over financial reporting and to comply with Section 404, and failure to do so could harm investor confidence and the market price of our Pubco Class A Shares.

The Pubco may have difficulty attracting and retaining qualified personnel and independent directors necessary for public-company governance.

Obtaining and maintaining adequate directors’ and officers’ liability insurance may be more difficult and costly after the Business Combination.

The Pubco’s stock price may be volatile and subject to wide fluctuations, which could result in securities litigation.

Limited analyst coverage and investor awareness could adversely affect the market for our Pubco Class A Shares.

Failure to satisfy Nasdaq initial or continued listing standards could result in delisting of our securities.

Compliance with public-company reporting and disclosure obligations may expose the Pubco to regulatory scrutiny and enforcement risk.

The Pubco may be an emerging growth company and may rely on exemptions that could make its Pubco Class A Shares less attractive to some investors.

Preparing and responding to public-company investor relations and governance expectations will require significant management attention.

EXECUTIVE AND DIRECTOR COMPENSATION OF MARINE THINKING

Introduction

As an emerging growth company, Pubco has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section discusses the executive and director compensation the fiscal year ended April 30, 2025.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by and paid to the executives and directors for services rendered to Marine Thinking in all capacities for fiscal year ended April 30, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Other Compensation ($)	Total ($)

Lishao Wang	2025	77,551	-	-		77,551
Executive Director	2024	53,252				53,252

Patrick Sapphire	2025	43,042	-	-		43,042
Chairman of the board	2024	44,434				44,434

Wenwen Pei	2025	71,661	-	-		71,661
Vice President Former Chief Executive Officer	2024	74,225				74,225

Sebastien Pare	2025	Nil				Nil
Chief Executive Officer	2024	Nil				Nil

Yongbiao Ding	2025	43,042				43,042
Director and Chief Financial Officer	2024	44,434				44,434

Tianye Wang	2025	58,631				58,631
Chief Product Officer and Head of Operations	2024	64,429				64,429

Liang Huang	2025	78,910				78,910
Senior Tech-Lead of Autonomous Navigation Lab	2024	82,943				82,943

Agreements With Our Executives And Directors

Lishao Wang

Mr. Lishao Wang is party to an employment agreement, dated May 27,2019, with Marine Thinking, pursuant to which he serves as its Chairman. Marine Thinking provides a salary of CDN $108,106 ($77,551) per year. Mr. Lishao Wang agrees to devote full-time efforts, as an employee of Marine Thinking, to the employment duties and obligations as described in the employment agreement. Marine Thinking may terminate the employment agreement without notice, as permitted by law.

Patrick Sapphire

Mr. Patrick Sapphire, through 11842218 Canada Inc., is party to a work contract, dated November 28, 2022, with Marine Thinking, pursuant to which he serves as Executive Director. Marine Thinking provides a monthly consulting fee of CDN $5,000 plus applicable HST, reassessed twice a year in accordance with company policy. Marine Thinking may terminate the work contract without notice, as permitted by law.

Wenwen Pei

Ms. Wenwen Pei is party to an employment agreement, dated May 27, 2019, with Marine Thinking, pursuant to which she serves as Administrative Director. Marine Thinking provides a salary of CDN $6,500 per year, plus discretionary bonus. Ms. Pei agrees to devote full-time efforts, as an employee of Marine Thinking, to the employment duties and obligations as described in the employment agreement. Marine Thinking may terminate the employment agreement without notice, as permitted by law.

Sebastien Pare

Mr. Sebastien Pare, through APSP Consulting Inc., is party to an executive consulting agreement, dated October 31, 2025, with Marine Thinking, pursuant to which he serves as Chief Executive Officer. Marine Thinking provides a monthly consulting fee of CDN $10,000 plus HST, and upon completion of the business combination with Eureka Acquisition Corp., the resulting issuer will grant restricted share units and performance share units equal to 2.5% of its outstanding shares, subject to vesting and performance conditions. Mr. Pare agrees to devote executive consulting efforts to Marine Thinking, and the agreement may be terminated by either party with thirty days’ notice or immediately for cause, as permitted by law.

Yongbiao Ding

Mr. Yongbiao Ding, CPA, CA, through Oriental Sources Inc., is party to a consulting services agreement, dated April 8, 2020, with Marine Thinking, pursuant to which he serves as part-time CFO. Marine Thinking provides a monthly consulting fee of CDN $5,000 plus applicable HST, and may grant stock options or performance bonuses at its discretion. Marine Thinking may terminate the consulting agreement without notice, as permitted by law.

Tianye Wang

Mr. Tianye Wang is party to an employment agreement, dated August 7, 2020, with Marine Thinking, pursuant to which he serves as Data Engineer. Marine Thinking provides a salary of CDN $65,000 per year, plus discretionary bonus. Mr. Wang agrees to devote full-time efforts, as an employee of Marine Thinking, to the employment duties and obligations as described in the employment agreement. Marine Thinking may terminate the employment agreement without notice, as permitted by law.

Liang Huang

Mr. Liang Huang is party to an employment agreement, dated October 1, 2019, with Marine Thinking, pursuant to which he serves as IT Solution Manager. Marine Thinking provides a salary of CDN $100,000 per year. Mr. Huang agrees to devote full-time efforts, as an employee of Marine Thinking, to the employment duties and obligations as described in the employment agreement. Marine Thinking may terminate the employment agreement without notice, as permitted by law.

BUSINESS AND CERTAIN INFORMATION ABOUT EUREKA

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to Eureka Acquisition Corp.

Overview

The SPAC is a blank check exempted company incorporated in the Cayman Islands on June 13, 2023, for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which SPAC refers to throughout this proxy statement/prospectus as its initial business combination. Our efforts to identify a prospective target business will not be limited a particular industry or geographic location but will initially focus in Asia.

Our Sponsor is Hercules Capital Management Corp. Dr. Fen Zhang is the sole director of the Sponsor and has voting, dispositive or investment powers over the Sponsor, thus he is deemed to have beneficial ownership of the shares held by the Sponsor.

We will seek to capitalize on the strength of our management team. Our team consists of experienced investment banking, financial services and capital market professionals and senior operating executives of companies in multiple jurisdictions. Collectively, our officers and directors have decades of experience in mergers and acquisitions and operating companies. We believe we will benefit from their accomplishments, and specifically, their current activities, in identifying attractive acquisition opportunities.

Our principal executive offices are located at 14 Prudential Tower, Singapore 049712 and its telephone number is (+1) 949 899 1827.

Initial Public Offering and Private Placement

On July 3, 2024, the SPAC consummated its IPO of 5,000,000 Units at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000. Each SPAC Unit consists of one SPAC Ordinary Share and one SPAC Right to receive one-fifth of one SPAC Class A Share upon the completion of the initial business combination.

The SPAC granted the SPAC IPO Underwriter a 45-day option to purchase up to 750,000 additional SPAC Units to cover over-allotments. On July 8, 2024, the SPAC IPO Underwriter exercised its over-allotment option in full to purchase an additional 750,000 Units of the Company, generating additional gross proceeds of $7,500,000. As a result of the SPAC IPO Underwriters’ exercise of the over-allotment option in full on July 8, 2024, all 187,500 Class B ordinary shares were no longer subject to forfeiture.

Simultaneously with the consummation of the SPAC IPO and the sale of SPAC Units, the SPAC consummated the private placement of 216,750 units (the “Initial Private Placement Units”) to the Sponsor, at a price of $10.00 per Initial Private Placement Unit, generating total proceeds of $2,167,500. Simultaneously with the SPAC IPO Underwriter’s exercise of the over-allotment option in full, the SPAC completed a private placement sale of an additional 11,250 Units (the “Additional Private Units” and together with the Initial Private Placement Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating additional gross proceeds of $112,500.

In connection with the offering of the Units and the sale of Private Units, the proceeds of $57.5 million from the proceeds from the SPAC IPO and the sale of Private Units were placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee.

The funds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury or in an interest bearing or non-interest bearing demand deposit account. Except with respect to dividend and/or interest earned on the funds held in the Trust Account that may be released to the SPAC to pay the SPAC’s tax obligation, if any, the proceeds from the SPAC IPO and the sale of the Private Units that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the completion of SPAC’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the SPAC’s Organizational Documents to (A) modify the substance or timing of obligation to redeem 100% of our public shares if the SPAC does not complete the SPAC’s initial business combination by April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date) (the “Combination Period”) or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of the SPAC’s public shares if the SPAC are unable to complete the initial business combination within Combination Period, subject to applicable law. In no other circumstances will a public shareholder have any right or interest of any kind to or in the Trust Account.

In conjunction with the SPAC IPO, the SPAC issued to the SPAC IPO Underwriter 200,000 SPAC Class A Shares for no consideration (the “Representative Shares”) with an estimated fair value of $262,000. In connection with the SPAC IPO Underwriter’s exercise of the over-allotment option in full, the SPAC issued an additional 30,000 Representative Shares with an estimated fair value of $39,300 to the SPAC IPO Underwriter.

In connection with the SPAC IPO, the Sponsor agreed to transfer an aggregate of 30,000 Founder Shares, or 10,000 each to the three independent director nominees, for nominal cash consideration, prior to the closing of the SPAC IPO.

On March 20, 2025, in connection with the appointment of Mr. Cameron R. Johnson as the director of the SPAC, the Sponsor issued a share purchase option dated March 20, 2025 (the “Share Purchase Option”) to Mr. Johnson, entitling Mr. Johnson to acquire 12,000 Founder Shares upon the exercise of the Share Purchase Option once the existing lock-up term on such Founder Shares expires pursuant to the terms and arrangements thereunder. The SPAC has entered into an indemnity agreement with Mr. Johnson in connection with his appointment.

The SPAC Class A Shares and Rights are trading on the Nasdaq Capital Market under the symbols “EURK” and “EURKR,” respectively. Public Units not separated will continue to trade on Nasdaq under the symbol “EURKU”. Holders of Public Units will need to have their brokers contact the SPAC’s transfer agent, Continental Stock Transfer & Trust Company, in order to separate the holders’ Public Units into Class A Ordinary Shares and Rights.

Our management has broad discretion with respect to the specific application of the proceeds of the IPO and the Private Placement that are held out of the Trust Account, although substantially all the net proceeds are intended to be applied generally towards consummating a business combination and working capital. Since our IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates. We presently have no revenue and have had losses since inception from incurring formation and operating costs. We have relied upon the sale of our securities and loans from the Sponsor and other parties to fund our operations.

As of September 30, 2025, the Sponsor held 1,635,500 SPAC Shares in total, including 1,407,500 Founder Shares and 228,000 Ordinary Shares included in the Private Units.

June 2025 Shareholder Meeting

On June 30, 2025, the SPAC held an extraordinary general meeting in lieu of an annual meeting of shareholders (the “Extraordinary General Meeting”).

At the Extraordinary General Meeting, the shareholders of the SPAC approved the proposal (the “Charter Amendment Proposal”) to amend the SPAC’s Second Amended and Restated Memorandum and Articles of Association, which provided that the SPAC has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to two times, each by an additional three-month extension, for a total of up to six months to April 3, 2026, be deleted in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association, the current Organizational Documents of the SPAC to provide that the SPAC has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to 12 times, each by an additional one-month extension (the “Monthly Extension”), for a total of up to 12 months to July 3, 2026. The SPAC agreed that it would not withdraw any interest from the Trust Account for payment of dissolution expenses.

In connection with the Extraordinary General Meeting, 2,819,767 Class A Ordinary Shares were rendered for redemption, and approximately $29.45 million was released from the Trust Account to pay such redeeming shareholders.

Trust Amendment

In connection with the Extraordinary General Meeting, the SPAC entered into an amendment to the trust agreement dated July 2, 2024 (the “Trust Amendment”), by and between the SPAC and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as trustee (the “Trustee”).

The Trust Amendment provides that, among the others, for each Monthly Extension, the amount of $150,000 (the “Monthly Extension Fee”) shall be deposited into the trust account of the SPAC (the “Trust Account”), and, in the event that the Monthly Extension Fee is not being deposited into the trust account by the 3rd day of each month since July 3, 2025, the SPAC has a period of thirty (30) days (the “Cure Period”) to pay any applicable past due payment for the Monthly Extension Fee. If the SPAC fails to make any applicable past due payment during the Cure Period, then the SPAC shall immediately cease all operations, except for the purpose of winding up, and liquidate and dissolve with the same effect as if the SPAC failed to complete a business combination within the prescribed timeline.

Extensions and Extension Notes

Pursuant to the SPAC’s current Organizational Documents, the SPAC currently has until April 3, 2025 to complete its business combination, which may be extended up to July 3, 2026 if fully extended by Monthly Extensions. As of the date hereof, an aggregate of $1,350,000 of the Monthly Extension Fee has been deposited into the Trust Account, among which $150,000 was paid by the SPAC from its working capital and $1,050,000 was paid by the Sponsor and $150,000 was paid by Marine Thinking. In connection with the Sponsor’s payment of the Monthly Extension Fee, the SPAC issued seven unsecured promissory notes in the aggregate principal amount of $1,050,000 (the “Extension Notes”) to the Sponsor. The Extension Notes bear no interest and is payable in full upon the earlier to occur of (i) the consummation of the SPAC’s business combination or (ii) the date of expiry of the term of the SPAC. The Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Conversion Units”) of the SPAC, each consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Working Capital Loans

On August 25, 2025, the SPAC issued an unsecured promissory note (the “Working Capital Note” and, together with the Extension Notes, the “Notes”) in the principal amount of up to $300,000 to the Sponsor. The proceeds of the Working Capital Note, which may be drawn down from time to time until the SPAC consummates its initial business combination, will be used as general working capital purposes (the “Working Capital Loans”).

The Working Capital Note bears no interest and is payable in full upon the Maturity Date. The Sponsor, has the right, but not the obligation, to convert the Working Capital Note, in whole or in part, respectively, into Conversion Units upon the consummation of a business combination, as described in the prospectus of the SPAC (File No: 333-277780), by providing the SPAC with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Initial Business Combination

We entered into a definitive business combination agreement on October 29, 2025, beyond 12 months after the closing of our IPO.

Pursuant to Nasdaq Listing Rules, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for our initial business combination.

The Eureka Board has determined that the proposed Business Combination with the Company meets the 80% net assets test. KKG, in its opinion, stated that, subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Fairness Opinion, the Company has a fair market value equal to at least eighty percent (80%) of the balance of funds in the Trust Account (excluding taxes payable).

Submission of Initial Business Combination to a Shareholder Vote

The extraordinary general meeting to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination, which would constitute an initial business combination under the terms of the SPAC’s Organizational Documents. Unlike many other blank check companies, the SPAC’s Public Shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then Public Shareholders electing to exercise their redemption rights will not be entitled to receive such payments. Our Sponsor, directors and officers have agreed to vote any SPAC Shares owned by them in favor of the Business Combination.

Redemption Rights for Holders of Public Shares

We provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Closing Date.

Our insiders, including our Sponsor and our former and existing independent directors, have entered into a letter agreement with SPAC, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, placement shares and any public shares they may hold in connection with the completion of the SPAC’s initial business combination.

For more information regarding redemption rights in connection with the Business Combination and the procedures to be followed if you wish to redeem your shares for cash in connection with the Business Combination, see the section in this proxy statement/prospectus entitled “Extraordinary General Meeting of Eureka Shareholders—Redemption Rights.”

Limitation on Redemption Rights

Notwithstanding the foregoing, the redemption rights for the public shareholders are subject to certain limitations, including that (i) under our current Organizational Documents, a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering; and (ii) as our current Organizational Documents provide that we may not consummate an initial business combination if we cannot maintain net tangible assets of $5,000,001 upon such business combination, we may redeem up to such number of public shares that would permit us to maintain net tangible assets of $5,000,001.

Facilities

Our executive offices are located at 14 Prudential Tower, Singapore, 049712 and our telephone number is (+1) 949 899 1827. We make a $10,000 per month payment to the Sponsor for office space, utilities and secretarial and administrative support. We consider our current office space adequate for our current operations.

Employees

We currently have Dr. Fen Zhang as the Chief Executive Officer and Mr. Zhechen Wang as the Chief Financial Officer. They are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Legal Proceedings

We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Periodic Reporting and Audited Financial Statements

We have registered our Public Units, Class A Shares and Rights under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report will contain financial statements audited and reported on by our independent registered public accountants.

We will provide shareholders with audited financial statements of the prospective target business as part of any proxy solicitation sent to shareholders to assist them in assessing the target business. In all likelihood, the financial information included in the proxy solicitation materials will need to be prepared in accordance with U.S. GAAP or international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”), depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. The financial statements may also be required to be prepared in accordance with U.S. GAAP for the Form 8-K announcing the closing of an initial business combination, which would need to be filed within four business days thereafter. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have the necessary financial information. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business.

We provided a report of management on our ICFR pursuant to the Sarbanes-Oxley Act beginning for the fiscal year ending September 30, 2024. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We filed a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

We are a newly incorporated blank check company formed in the Cayman Islands as an exempted company with limited liability. As an exempted company, we received a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (1) on or in respect of our shares, debentures or other obligations or (2) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us. Our shareholders have no additional liability for the company’s liabilities over and above the amount paid for their shares. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business.”

We are an emerging growth company as defined in in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile. We will remain such for up to five years. However, if we issue our non-convertible debt within a three-year period or our total revenues exceed $1.235 billion or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior September 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior September 30.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EUREKA

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement.

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to the SPAC.

Overview

We are a blank check company formed under the laws of Cayman Island on June 13, 2023, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. We intend to effectuate our business combination using cash derived from the proceeds of the IPO, our securities, debt or a combination of cash, securities and debt, in effecting a business combination. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location but will initially focus on Asia. We have not selected any target business for our initial business combination.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Initial Public Offering and Private Placement

On July 3, 2024, the SPAC consummated its IPO of 5,000,000 Units. Each Unit consists of one Class A Ordinary Shares and one Right to receive one-fifth of one Class A Ordinary Share upon the completion of the initial business combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000. On July 3, 2024, the Representative notified the SPAC of its exercise of the Over-Allotment Option in full. As a result, on July 8, 2024, 750,000 Option Units were sold to the Representative, generating gross proceeds of $7,500,000.

Simultaneously with the consummation of the IPO and the sale of the Option Units, the SPAC consummated the Private Placement of 228,000 Private Units to the Sponsor at a price of $10.00 per Private Unit, generating total proceeds of $2,280,000, collectively.

The proceeds of $57,500,000 ($10.00 per Public Unit) in the aggregate from the IPO and the Private Placement and sale of the Option Units, were placed in the Trust Account with Continental Stock Transfer & Trust SPAC acting as trustee.

Our management has broad discretion with respect to the specific application of the proceeds of the IPO and the Private Placement that are held out of the Trust Account, although substantially all the net proceeds are intended to be applied generally towards consummating a business combination and working capital.

Proposed Business Combination with Marine Thinking

On October 29, 2025, the SPAC entered into the BCA, with Marine Thinking Inc. (“Marine Thinking”), a company incorporated under the CBCA and 17358750 Canada Inc., a company incorporated under the CBCA and a wholly-owned subsidiary of the SPAC (the “Amalgamation Sub,” together with the SPAC and Marine Thinking, the “Parties,” and each, a “Party”). Marine Thinking is an autonomous ship and fleet solution providing company.

The BCA contemplates that the business combination among the SPAC, Marine Thinking and Amalgamation Sub will be completed through the following series of transactions, (i) prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), the SPAC shall complete the deregistration as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of the SPAC shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on; and (ii) following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), Marine Thinking and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by Marine Thinking and Amalgamation Sub and in accordance with section 181 of the CBCA (the “Amalgamation”). Following the Amalgamation Effective Time, Amalco will become a direct wholly owned subsidiary of the SPAC.

The Continuance, the Amalgamation, and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination” or the “Transactions.” The closing of the Business Combination shall take place electronically by remote exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the fifth (5) Business Day, following the satisfaction (or, to the extent permitted by applicable law or waiver) of the conditions set forth in the BCA (the “Closing Date”) or at such other place, date and/or time as the SPAC and Marine Thinking may agree in writing.

June 2025 Shareholder Meeting

On June 30, 2025, the SPAC held an extraordinary general meeting in lieu of an annual meeting of shareholders (the “Extraordinary General Meeting”).

At the Extraordinary General Meeting, the shareholders of the SPAC approved the proposal (the “Charter Amendment Proposal”) to amend the SPAC’s Second Amended and Restated Memorandum and Articles of Association, which provided that the SPAC has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to two times, each by an additional three-month extension, for a total of up to six months to April 3, 2026, be deleted in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association, the current Organizational Documents of the SPAC to provide that the SPAC has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to 12 times, each by an additional one-month extension (the “Monthly Extension”), for a total of up to 12 months to July 3, 2026. The SPAC agreed that it would not withdraw any interest from the Trust Account for payment of dissolution expenses.

In connection with the Extraordinary General Meeting, 2,819,767 Class A Ordinary Shares were rendered for redemption, and approximately $29.45 million was released from the Trust Account to pay such redeeming shareholders.

Trust Amendment

In connection with the Extraordinary General Meeting, the SPAC entered into an amendment to the trust agreement dated July 2, 2024 (the “Trust Amendment”), by and between the SPAC and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as trustee (the “Trustee”).

The Trust Amendment provides that, among the others, for each Monthly Extension, the amount of $150,000 (the “Monthly Extension Fee”) shall be deposited into the trust account of the SPAC (the “Trust Account”), and, in the event that the Monthly Extension Fee is not being deposited into the trust account by the 3rd day of each month since July 3, 2025, the SPAC has a period of thirty (30) days (the “Cure Period”) to pay any applicable past due payment for the Monthly Extension Fee. If the SPAC fails to make any applicable past due payment during the Cure Period, then the SPAC shall immediately cease all operations, except for the purpose of winding up, and liquidate and dissolve with the same effect as if the SPAC failed to complete a business combination within the prescribed timeline.

Extensions and Extension Notes

Pursuant to the SPAC’s current Organizational Documents, the SPAC currently has until July 3, 2026 to complete its business combination, if fully extended by Monthly Extensions. As of the date hereof, an aggregate of $1,350,000 of the Monthly Extension Fee has been deposited into the Trust Account, among which $150,000 was paid by the SPAC from its working capital, $1,050,000 was paid by the Sponsor and $150,000 was paid by Maine Thinking. In connection with the Sponsor’s payment of the Monthly Extension Fee, the SPAC issued seven unsecured promissory notes in the aggregate principal amount of $1,050,000 (the “Extension Notes”) to the Sponsor and one Extension Note in the aggregate principal amount of $150,000 to Marine Thinking. The Extension Notes bear no interest and is payable in full upon the earlier to occur of (i) the consummation of the SPAC’s business combination or (ii) the date of expiry of the term of the SPAC. The Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Conversion Units”) of the SPAC, each consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Working Capital Loans

On August 25, 2025, the SPAC issued an unsecured promissory note (the “Working Capital Note” and, together with the Extension Notes, the “Notes”) in the principal amount of up to $300,000 to the Sponsor. The proceeds of the Working Capital Note, which may be drawn down from time to time until the SPAC consummates its initial business combination, will be used as general working capital purposes (the “Working Capital Loans”).

The Working Capital Note bears no interest and is payable in full upon the Maturity Date. The Sponsor, has the right, but not the obligation, to convert the Working Capital Note, in whole or in part, respectively, into Conversion Units upon the consummation of a business combination, as described in the prospectus of the SPAC (File No: 333-277780), by providing the SPAC with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the IPO. Following the IPO, we have not generated any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after the IPO. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After the IPO, we incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for expenses associated with the search for target opportunities.

For the year ended September 30, 2025, we had a net income of $1,370,753, which consisted of interest income from the Trust Account of $2,230,500 offset by general and administrative expenses of $859,747. Cash used in operating activities was $668,921. Net income was offset by interest earned on investment held in the Trust Account. Changes in operating assets and liabilities provided $190,826 of cash for operating activities.

For the year ended September 30, 2024, we had a net income of $255,721, which consisted of interest income from the Trust Account of $609,787 offset by general and administrative expenses of $354,066. Cash used in operating activities was $282,509. Net income was offset by interest earned on investment held in the Trust Account. Changes in operating assets and liabilities provided $33,078 of cash for operating activities.

For the three months ended December 31, 2025, we had a net loss of $118,289, which consisted of interest income from the Trust Account of $299,353, partially offset by general and administrative expenses of $417,642. Cash used in operating activities was $168,634. Changes in operating assets and liabilities provided $249,008 of cash for operating activities.

For the three months ended December 31, 2024, we had a net income of $542,018, which consisted of interest income from the Trust Account of $694,056, partially offset by general and administrative expenses of $152,038. Cash used in operating activities was $118,321. Changes in operating assets and liabilities provided $33,717 of cash for operating activities.

Liquidity and Capital Resources

As of December 31, 2025, we had cash of $32,797 available for working capital needs.

We intend to use substantially all of the net proceeds of the IPO, including the funds held in the Trust Account, to acquire a target business or businesses and to pay our expenses relating thereto. To the extent that our share capital is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

If our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the Trust Account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

As of December 31, 2025, the Company had $32,797 of cash and a working capital deficit of $1,492,915. We have incurred and expect to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of its financing and acquisition plans. The SPAC currently has no commitments to receive such financing and there is no assurance that the SPAC’s plans to raise capital will be successful. In addition, the SPAC has until April 3, 2026 (or July 3, 2026 if the SPAC elects to make all 12 Monthly Extensions) to consummate the initial Business Combination. If the SPAC does not complete a Business Combination within the Combination Period, the SPAC will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. In connection with the SPAC’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s Accounting Standards “Codification Subtopic 205-40, Presentation of Financial Statements - Going Concern”, management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, along with the need to receive additional financing, raise substantial doubt about the SPAC’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the SPAC is required to liquidate. The financial statements do not include any adjustments that might result from the SPAC’s inability to continue as a going concern.

We have entered into several agreements with financial advisors in connection with identifying and consulting with us with respect to the potential acquisition targets. Any fees under these agreements are only earned by the financial advisors, and do not become due and payable to them until we complete an initial Business Combination with a target identified by that financial advisor. As of December 31, 2025, we have determined that the possibility of the business combination with any potential target identified by a financial advisor is not probable.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of September 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

As of December 31, 2025, we do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The Founder Shares, the Class A Ordinary Shares included in the Private Units, and any Class A Ordinary Shares that may be issued upon conversion of Working Capital Loans and Extension Loans (and any underlying securities) will be entitled to registration rights pursuant to a registration and shareholder rights agreement entered into in connection with the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Critical Accounting Estimates

In preparing these financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ from these estimates. We have not identified any critical accounting estimates.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the disclosure of additional segment information. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The SPAC adopted ASU 2023-07 in in its annual financial statements for the year ending September 30, 2025.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this prospectus.

Introduction

The unaudited pro forma combined financial information of Marine Thinking Holdings Inc. (formerly Eureka Acquisition Corp., referred to as the “Company”) has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the combination of the historical financial information of Eureka Acquisition Corp. (“EUREKA”), its 100% owned subsidiary 17358750 Canada Inc. and Marine Thinking Inc. as adjusted to give effect to the Business Combination and the other related events contemplated by the Business Combination Agreement. The unaudited pro forma combined financial information also gives effect to certain completed transactions consummated by EUREKA, and Marine Thinking Inc. that are not yet reflected in the historical financial information of EUREKA, or Marine Thinking Inc. and are considered material to investors.

Introduction of EUREKA

EUREKA is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. EUREKA was incorporated under the laws of the Cayman Islands on June 13, 2023.

As of September30, 2025, EUREKA had not commenced any operations. For the period from June 13, 2023 (inception) through June 30, 2025, EUREKA’s efforts have been limited to organizational activities as well as activities related to the initial public offering (the “IPO”) described below, and subsequent to the IPO, identifying a target company for a Business Combination. EUREKA will not generate any operating revenues until after the completion of a Business Combination, at the earliest. EUREKA will generate non-operating income in the form of dividend and/or interest income from the proceeds derived from the IPO and sale of Private Units (as defined below).

EUREKA’s founder and sponsor is Hercules Capital Management Corp, a British Virgin Islands company (the “Sponsor”). EUREKA’s ability to commence operations is contingent upon obtaining adequate financial resources through the initial Business Combination.

The registration statement for EUREKA’s IPO was declared effective on July 1, 2024. On July 3, 2024, EUREKA consummated its IPO of 5,000,000 Units. Each Unit consists of one Class A ordinary share, $0.0001 par value per share, and one right to receive one-fifth of one Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000. On July 3, 2024, the underwriter notified EUREKA of its exercise of the over-allotment option in full to purchase additional 750,000 Units (the “Option Units”) of EUREKA (the “Over-Allotment Option”). As a result, on July 8, 2024, 750,000 Units were sold to the underwriter at an offering price of $10.00 per Option Unit (the “Option Units” and together with the Units, collectively, the “Public Units”), generating gross proceeds of $7,500,000. $57,500,000 was placed in the Trust Account.

Simultaneously with the consummation of the IPO and the sale of the Units, EUREKA consummated the private placement of 216,750 units (the “Initial Private Placement Units”) to the Sponsor, at a price of $10.00 per Initial Private Placement Unit, generating total proceeds of $2,167,500. Simultaneously with the issuance and sale of the Option Units, EUREKA completed a private placement sale of additional 11,250 units (the “Additional Private Units” and together with the Initial Private Placement Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating gross proceeds of $112,500.

EUREKA’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the balance in the Trust Account (as defined below), (less any taxes payable on interest earned) at the time of execution of the definitive agreement in connection with its initial Business Combination. However, EUREKA will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for the post transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). EUREKA does not believe that its anticipated principal activities will subject EUREKA to the Investment Company Act.

Upon the closing of the IPO, management has agreed that at least $10.00 per Public Unit sold in the IPO would be held into a U.S.-based trust account (“Trust Account”). The funds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury or in an interest bearing or non-interest bearing demand deposit account. Except with respect to divided and/or interest earned on the funds held in the Trust Account that may be released to EUREKA to pay EUREKA’s tax obligation, if any, the proceeds from the IPO and the sale of the Private Units that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the completion of EUREKA’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend EUREKA’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of our public shares if EUREKA does not complete EUREKA’s initial Business Combination by July 3, 2025 (or up to April 3, 2026 if EUREKA extends the period of time to consummate a Business Combination two times, each by an additional three months) (the “Combination Period”) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of EUREKA’s public shares if EUREKA is unable to complete their initial Business Combination within Combination Period, subject to applicable law. In no other circumstances will a public shareholder have any right or interest of any kind to or in the Trust Account.

June 2025 Extraordinary General Meeting

On June 30, 2025, EUREKA held an extraordinary general meeting in lieu of an annual meeting of shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the shareholders of EUREKA approved the proposal (the “Charter Amendment Proposal”) to amend EUREKA’s Second Amended and Restated Memorandum and Articles of Association, which provided that EUREKA had until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to two times, each by an additional three-month extension, for a total of up to six months to April 3, 2026, be deleted in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “Current Charter”) to provide that EUREKA had until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to 12 times, each by an additional one-month extension (the “Monthly Extension”), for a total of up to 12 months to July 3, 2026. EUREKA agreed that it would not withdraw any interest from the Trust Account for payment of dissolution expenses.

In connection with the Extraordinary General Meeting, 2,819,767 Class A ordinary shares of EUREKA were rendered for redemption, and approximately $29.45 million was released from the Trust Account to pay such redeeming shareholders.

Trust Amendment

In connection with the Extraordinary General Meeting, EUREKA entered into an amendment to the trust agreement dated July 2, 2024 (the “Trust Amendment”), by and between EUREKA and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as trustee (the “Trustee”).

The Trust Amendment provides that, among the others, for each Monthly Extension, the amount of $150,000 (the “Monthly Extension Fee”) shall be deposited into the Trust Account, and, in the event that the Monthly Extension Fee is not being deposited into the trust account by the 3rd day of each month since July 3, 2025, EUREKA has a period of thirty (30) days (the “Cure Period”) to pay any applicable past due payment for the Monthly Extension Fee. If EUREKA fails to make any applicable past due payment during the Cure Period, then EUREKA shall immediately cease all operations, except for the purpose of winding up, and liquidate and dissolve with the same effect as if EUREKA failed to complete a business combination within the prescribed timeline.

Extensions

Pursuant to the Current Charter, EUREKA currently has until April 3, 2026 to complete its business combination, which may be extended up to July 3, 2026 if fully extended by Monthly Extensions. As of the date hereof, an aggregate of $1,350,000 of the Monthly Extension Fee has been deposited into the Trust Account, among which $150,000 was paid by EUREKA from its working capital and $1,050,000 was paid by the Sponsor and $150,000 was paid by Marine Thinking. In connection with the Sponsor’s payment of the Monthly Extension Fee, EUREKA issued seven unsecured promissory notes in the aggregate principal amount of $1,050,000 (the “Extension Notes”) to the Sponsor. The Extension Notes bear no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination or (ii) the date of expiry of the term of EUREKA. The Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Conversion Units”) of EUREKA, each consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

EUREKA will provide the holders of public shares with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

EUREKA has determined not to consummate any Business Combination unless EUREKA has net tangible assets of at least $5,000,001 upon such consummation in order to avoid being subject to Rule 419 promulgated under the Securities Act. However, if EUREKA seeks to consummate an initial Business Combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the Trust Account upon consummation of such initial Business Combination, its net tangible asset threshold may limit EUREKA’s ability to consummate such initial Business Combination (as EUREKA may be required to have a lesser number of shares redeemed) and may force EUREKA to seek third party financing which may not be available on terms acceptable to EUREKA or at all. As a result, EUREKA may not be able to consummate such an initial Business Combination and EUREKA may not be able to locate another suitable target within the applicable time period, if at all.

EUREKA has until April 3, 2026 (or up to July 3, 2026 if fully extended) to complete its initial Business Combination. If EUREKA is unable to complete its initial Business Combination by September 3, 2025 (or up to July 3, 2026 if fully extended), EUREKA will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its Board of Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law (or Canadian law after its continuation to Canada) to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its public rights or private placement rights, which will expire worthless if EUREKA fails to complete its initial Business Combination by September 3, 2025 (or up to July 3, 2026 if fully extended).

Introduction of Marine Thinking Inc.

Marine Thinking Inc. was incorporated under the Canadian Business Corporations Act of Canada on February 13, 2018. Marine Thinking Inc’s registered address is Suite 110, 1096 Marginal Road Street, Halifax, NS, Canada, B3H 4N4.

Marine Thinking Inc. is in the business of developing artificial intelligence (AI) for specialized remotely operated vehicles (ROV) and sells specialized equipment and technology solutions for marine vehicles.

EUREKA and Marine Thinking Inc. have different fiscal year ends. Marine Thinking Inc.’s fiscal year end is the last day in April, or April 30th, and EUREKA’s fiscal year end is September 30th. As the fiscal years differ by more than 93 days, pursuant to Rule 11-02(c)(3) of Regulation S-X for the purposes of presenting the unaudited pro forma combined financial information, the fiscal year end of Eureka has been conformed to the fiscal year end of Marine Thinking Inc.. Following the consummation of the Business Combination, Marine Thinking Holdings Inc. will have an April 30th fiscal year end.

The unaudited pro forma combined statement of operations for the twelve months ended April 30, 2025 combines the historical unaudited statement of operations of EUREKA for the twelve months ended March 31, 2025 with the historical audited statement of loss and comprehensive loss of Marine Thinking Inc. for the 12 months ended April 30, 2025 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on May 1, 2024, the beginning of the earliest period presented, under no redemption scenario, 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and 100% redemption scenario.

The 12-month period of EUREKA’s historical statement of operations ended on March 31, 2025 is calculated by taking the unaudited condensed statement of operations of EUREKA for the six months ended March 31, 2025 and adding the audited statement of operations of EUREKA for the year ended September 30, 2024 and subtracting the unaudited condensed statement of operations of EUREKA for the six months ended March 31, 2024.

The unaudited pro forma combined statement of operations for the six months ended October 31, 2025 combines the historical audited statement of operations of EUREKA for the 12 months ended September 30, 2025, subtracting the unaudited condensed statement of operations of EUREKA for the six months ended March 31, 2025, with the historical unaudited condensed consolidated statement of loss and comprehensive loss of Marine Thinking Inc. for the six months ended October 31, 2025 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on May 1, 2025, the beginning of the earliest period presented, under no redemption scenario, 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and 100% redemption scenario.

The unaudited pro forma combined balance sheet as of October 31, 2025 combines the historical audited balance sheet of EUREKA as at September 30, 2025 and the historical unaudited condensed balance sheet of Marine Thinking Inc. as at October 31, 2025 on o a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on October 31, 2025.

The unaudited pro forma combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this prospectus:

●	the historical audited financial statements of EUREKA for the fiscal year ended September 30, 2024;

●	the historical audited financial statements of EUREKA as of and for the year ended September 30, 2025;

●	the historical audited financial statements of Marine Thinking Inc. for the fiscal year ended April 30, 2025;

●	the historical unaudited interim condensed consolidated financial statements of Marine Thinking Inc. as of October 31, 2025; and

●	other information relating to EUREKA and Marine Thinking Inc. included in this Registration Statement.

The unaudited pro forma combined financial information should also be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this registration statement.

Description of the Business Combination

On October 29, 2025, Marine Thinking Inc. entered into Business Combination Agreement with EUREKA and 17358750 Canada Inc. (the “Amalgamation Sub”) a newly incorporated wholly owned Canadian subsidiary of EUREKA (the “BCA”). The BCA contemplates that the business combination among the EUREKA, Marine Thinking Inc. and Amalgamation Sub will be completed through the following series of transactions:

●	Prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), EUREKA shall complete the deregistration as a Cayman Islands exempted company, immediately upon such deregistration, the domestication to Canada under the Canada Business Corporations Act (“CBCA”), (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of EUREKA shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.”.

●	Following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), Marine Thinking Inc. and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by Marine Thinking Inc. and Amalgamation Sub (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of EUREKA.

At the Amalgamation Effective Time, by virtue of the Amalgamation:

●	Each Marine Thinking Inc. share issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a number of fully paid and non-assessable EUREKA Class A Shares equal to the Amalgamation Multiple and such Marine Thinking Inc. share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the foregoing issuance of EUREKA Class A Shares, Amalco shall issue to EUREKA one Amalco Share for each EUREKA Class A Share so issued. Additionally, EUREKA shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it and the shares of the Amalgamation Sub will be cancelled. Amalgamation Multiple means the quotidian obtained by dividing (i) Total Share Consideration, by (ii) the total number of the common shares in the capital of Marine Thinking Inc. (“Company Shares”) on a fully diluted basis as of immediately prior to the Closing (assuming the exchange, conversion or exercise of any options, warrants or other convertible or exchangeable securities). Total Share Consideration means the quotidian obtained by dividing (i) US$130.0 million plus the cash proceeds from the Pre-IPO Investment(s) (as defined in the BCA), if any by (ii) US$10.0 per EUREKA Class A Share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing and prior to the applicable redemption or conversion).

●	Each Marine Thinking Inc. Option issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive EUREKA Class A Shares (each, a “Rollover Option”) for each Marine Thinking Inc. Option held, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. The number of the EUREKA Class A Shares issuable upon exercise of each Rollover Option shall be determined by multiplying the number of Marine Thinking Inc. Shares (as defined below) that were subject to such Marine Thinking Inc. Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of the EUREKA Class A Shares.

●	Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

At the Amalgamation Effective Time:

●	Each EUREKA Unit issued and outstanding immediately prior to the Closing shall be automatically severed and the holder thereof shall be deemed to hold one EUREKA Class A Share and one EUREKA Right in accordance with the terms of the applicable EUREKA Unit. EUREKA Unit means a unit of EUREKA comprised of one EUREKA Class A Share and one EUREKA Right. EUREKA Right means a right to receive one-fifth (1/5) of one EUREKA Class A Share upon consummation of the Business Combination.

●	Each EUREKA Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of a EUREKA Class A Share.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, EUREKA was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Marine Thinking Holdings Inc. will represent a continuation of the financial statements of Marine Thinking Inc. with the Business Combination treated as the equivalent of Marine Thinking Inc. issuing shares for the net assets of EUREKA, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Closing will be those of Marine Thinking Inc. in future reports of Marine Thinking Holdings Inc. Marine Thinking Inc. has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Marine Thinking Inc. Shareholders have the largest portion of the voting power of Marine Thinking Holdings Inc.;

●	Marine Thinking Inc. Shareholders have the ability to nominate a majority of the members of the Marine Thinking Holdings Inc. Board;

●	Marine Thinking Inc. senior management comprise the senior management roles of Marine Thinking Holdings Inc. and are responsible for the day-to-day operations;

●	Marine Thinking Holdings Inc. assumed the Marine Thinking Inc. name as Marine Thinking Holdings Inc.; and

●	The intended strategy and operations of Marine Thinking Holdings Inc. continues Marine Thinking Inc.’s current strategy and operations in the post-combination company.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Marine Thinking Holdings Inc. upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes.

The unaudited pro forma combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, nor does it reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. The unaudited pro forma combined financial information does not purport to project the future operating results or financial position of Marine Thinking Holdings Inc. following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed. EUREKA and Marine Thinking Inc. have not had any historical operational relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined financial information contained herein assumes that the EUREKA stockholders approve the Business Combination on the terms and conditions set forth in the Business Combination Agreement. Pursuant to the current certificate of incorporation, EUREKA’s public stockholders may elect to redeem their Class A ordinary shares redeemable (“Public Shares”) for cash even if they approve the Business Combination. EUREKA cannot predict how many of its public stockholders will exercise their right to redeem their shares of Class A ordinary shares for cash. The unaudited pro forma combined financial information has been prepared as follows:

●	No Redemption: Assuming that EUREKA stockholders holding 2,930,233 of the Public Shares subject to redemption will not exercise their redemption rights for their pro rata share.

●	25% Redemptions: Assuming that 25% of the EUREKA stockholders holding 2,930,233 of the Public Shares subject to redemption will exercise their redemption rights for their pro rata share for approximately $7.8 million of the funds in the Trust Account. $23.5 million cash from the funds in the Trust Account will stay with the Company.

●	50% Redemptions: Assuming that 50% of EUREKA stockholders holding 2,930,233 of the Public Shares subject to redemption will exercise their redemption rights for their pro rata share for approximately $15.6 million of the funds in the Trust Account. $15.6 million cash from the funds in the Trust Account will stay with the Company.

●	75% Redemptions: Assuming that 75% of EUREKA stockholders holding 2,930,233 of the Public Shares subject to redemption will exercise their redemption rights for their pro rata share for approximately $23.5 million of the funds in the Trust Account. $7.8 million cash from the funds in the Trust Account will stay with the Company.

●	100% Redemptions: Assuming that EUREKA stockholders holding 2,930,233 of the Public Shares subject to redemption will exercise their redemption rights for their pro rata share for approximately $31.3 million of the funds in the Trust Account.

The following summarizes the pro forma Marine Thinking Holdings Inc. Common Shares issued and outstanding immediately after the Business Combination:

	No redemption		25% redemption		50% redemption		75% redemption		100% redemption
	Shares	Ownership%	Shares	Ownership%	Shares	Ownership%	Shares	Ownership%	Shares	Ownership%
Class A ordinary shares not subject to redemption	458,000		458,000		458,000		458,000		458,000
Class B ordinary shares	1,437,500		1,437,500		1,437,500		1,437,500		1,437,500
Shares issued for rights with Private Units (1)	45,600		45,600		45,600		45,600		45,600
Subtotal Sponsor and initial EUREKA shareholders	1,941,100	9.98%	1,941,100	10.37%	1,941,100	10.79%	1,941,100	11.25%	1,941,100	11.75%

Class A ordinary shares not redeemed	2,930,233		2,197,675		1,465,117		732,558		-
Shares issued for conversion of Public Rights (2)	1,150,000		1,150,000		1,150,000		1,150,000		1,150,000
Shares issued for finder (3)	397,500		397,500		397,500		397,500		397,500
Subtotal EUREKA public shareholders	4,477,733	23.01%	3,745,175	20.00%	3,012,617	16.75%	2,280,058	13.21%	1,547,500	9.36%
Total shares issued to Eureka shareholders	6,418,833	32.99%	5,686,275	30.37%	4,953,717	27.54%	4,221,158	24.46%	3,488,600	21.11%
Former Marine Thinking Inc. shareholders (4)	13,036,898	67.01%	13,036,898	69.63%	13,036,898	72.46%	13,036,898	75.54%	13,036,898	78.89%
Total number of shares outstanding	19,455,731	100.00%	18,723,173	100.00%	17,990,615	100.00%	17,258,056	100.00%	16,525,498	100.00%

(1)	45,600 Class A ordinary shares to be issued on the conversion of the 228,000 rights issued with Private Units (Private Rights).

(2)	Assuming 1,150,000 Class A ordinary shares on the conversion of 5,750,000 Public Rights Founder Shares held by EUREKA’s public shareholders.

(3)	Assuming 397,500 Class A ordinary shares issued to a Finder for finders fees.

(4)	Assuming Marine Thinking Inc. will issue 833,333 common shares for $2,500,000 before the closing of the Business Combination, and on the consummation of the Business Combinations, the holders of 20,859,036 common shares of Marine Thinking Inc. will receive 13,036,898 Class A shares of EUREKA based on the amalgamation multiple of 0.625.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions. Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this prospectus as anticipated, believed, estimated, expected or intended.

MARINE THINKING HOLDINGS INC.

(Formerly “Eureka Acquisition Corp.”)

Unaudited Pro Forma Combined Balance Sheets

As at October 31, 2025

(Expressed in U.S. dollars)

	Eureka Acquisition Corp. September 30, 2025 (Historical)	Marine Thinking Inc. October 31, 2025 (Historical)	Adjustment reference	Transaction and other adjustments (no redemption scenario)	Pro Forma Combined, October 31, 2025 (no redemption)	Transaction and other adjustments (25% redemption scenario)	Pro Forma Combined, October 31, 2025 (25% redemption)	Transaction and other adjustments (50% redemption scenario)	Pro Forma Combined, October 31, 2025 (50% redemption)	Transaction and other adjustments (75% redemption scenario)	Pro Forma Combined, October 31, 2025 (75% redemption)	Transaction and other adjustments (100% redemption scenario)	Pro Forma Combined, October 31, 2025 (100% redemption)
	$	$		$	$	$	$	$	$	$	$	$	$
ASSETS
Current
Cash	51,431	376,080	2(1)	2,350,000		2,350,000		2,350,000		2,350,000		2,350,000
			2(3)	(850,000)		(850,000)		(850,000)		(850,000)		(850,000)
			2(4)	(1,170,000)		(1,170,000)		(1,170,000)		(1,170,000)		(1,170,000)
			2(6)	31,938,322	32,695,833	23,953,742	24,711,253	15,969,161	16,726,672	7,984,581	8,742,092	-	757,511
Accounts receivables		134,649		-	134,649	-	134,649	-	134,649	-	134,649	-	134,649
Prepaid expenses	47,877	91,433		-	139,310	-	139,310	-	139,310	-	139,310	-	139,310
Inventories	-	52,151		-	52,151	-	52,151	-	52,151	-	52,151	-	52,151
Total current assets	99,308	654,313		32,268,322	33,021,943	24,283,742	25,037,363	16,299,161	17,052,782	8,314,581	9,068,202	330,000	1,083,621
Non-current
Investment held in Trust Account	31,338,322	-	2(5); 2(6)	(31,338,322)	-	(31,338,322)	-	(31,338,322)	-	(31,338,322)	-	(31,338,322)	-
Property and equipment	-	82,082		-	82,082	-	82,082	-	82,082	-	82,082	-	82,082
Operating lease right of use assets	-	112,833		-	112,833	-	112,833	-	112,833	-	112,833	-	112,833
Total assets	31,437,630	849,228		930,000	33,216,858	(7,054,581)	25,232,278	(15,039,161)	17,247,697	(23,023,742)	9,263,117	(31,008,322)	1,278,536

LIABILITIES
Current
Accounts payable and accrued liabilities	174,481	1,215,371	2(3)	(850,000)		(850,000)		(850,000)		(850,000)		(850,000)
			2(4)	(144,732)	395,120	(144,732)	395,120	(144,732)	395,120	(144,732)	395,120	(144,732)	395,120
Deferred revenue	-	151,650		-	151,650	-	151,650	-	151,650	-	151,650	-	151,650
Due to related parties	550,100	-	2(5)	600,000	1,150,100	600,000	1,150,100	600,000	1,150,100	600,000	1,150,100	600,000	1,150,100
Loans payable	-	40,113		-	40,113	-	40,113	-	40,113	-	40,113	-	40,113
Convertible note subscription payable	-	150,000	2(1)	2,350,000		2,350,000		2,350,000		2,350,000		2,350,000
			2(2)	(2,500,000)	-	(2,500,000)	-	(2,500,000)	-	(2,500,000)	-	(2,500,000)	-
Operating lease liabilities		35,422		-	35,422	-	35,422	-	35,422	-	35,422	-	35,422
Total current liabilities	724,581	1,592,556		(544,732)	1,772,405	(544,732)	1,772,405	(544,732)	1,772,405	(544,732)	1,772,405	(544,732)	1,772,405

Loans payable	-	101,880		-	101,880	-	101,880	-	101,880	-	101,880	-	101,880
Operating lease liabilities	-	75,413		-	75,413	-	75,413	-	75,413	-	75,413	-	75,413
Total liabilities	724,581	1,769,849		(544,732)	1,949,698	(544,732)	1,949,698	(544,732)	1,949,698	(544,732)	1,949,698	(544,732)	1,949,698

Class A ordinary shares subject to possible redemption, $0.0001 par value, 390,000,000 shares authorized, 2,930,233 shares issued and outstanding	31,338,322		2(5); 2(6)	(31,338,322)	-	(31,338,322)	-	(31,338,322)	-	(31,338,322)	-	(31,338,322)	-

SHAREHOLDERS’ EQUITY (DEFICIT)
Common shares, no par value, unlimited shares authorized, 20,025,703 shares issued and outstanding	-	-		-	-	-	-	-	-	-	-	-	-
Additional paid up capital		9,391,601	2(1); 2(2)	2,500,000		2,500,000		2,500,000		2,500,000		2,500,000
			2(5)	(600,000)		(600,000)		(600,000)		(600,000)		(600,000)
			2(6)	31,938,322		23,953,742		15,969,161		7,984,581		-
			2(9)	102,632		102,632		102,632		102,632		102,632
			2(10)	1,987,500		1,987,500		1,987,500		1,987,500		1,987,500
			2(7)	(3,285,405)	42,034,650	(3,285,405)	34,050,070	(3,285,405)	26,065,489	(3,285,405)	18,080,909	(3,285,405)	10,096,328
Class A ordinary shares, $0.0001 par value, 390,000,000 shares authorized, 458,000 shares issued and outstanding excluding 2,930,233 shares subject to possible redemption	46	-	2(7)	(46)	-	(46)	-	(46)	-	(46)	-	(46)	-
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 1,437,500 shares issued and outstanding	144	-	2(7)	(144)	-	(144)	-	(144)	-	(144)	-	(144)	-
Accumulated other comprehensive income	-	(147,033)		-	(147,033)	-	(147,033)	-	(147,033)	-	(147,033)	-	(147,033)
Retained earnings (accumulated deficit)	(625,463)	(10,165,189)	2(4)	(1,025,268)		(1,025,268)		(1,025,268)		(1,025,268)		(1,025,268)
			2(9)	(102,632)		(102,632)		(102,632)		(102,632)		(102,632)
			2(10)	(1,987,500)		(1,987,500)		(1,987,500)		(1,987,500)		(1,987,500)
			2(7)	3,285,595	(10,620,457)	3,285,595	(10,620,457)	3,285,595	(10,620,457)	3,285,595	(10,620,457)	3,285,595	(10,620,457)

Total shareholders’ equity (deficit)	(625,273)	(920,621)		32,813,054	31,267,160	24,828,474	23,282,580	16,843,893	15,297,999	8,859,313	7,313,419	874,732	(671,162)
Total liabilities and shareholders’ equity (deficit)	31,437,630	849,228		930,000	33,216,858	(7,054,581)	25,232,278	(15,039,161)	17,247,697	(23,023,742)	9,263,117	(31,008,322)	1,278,536

MARINE THINKING HOLDINGS INC.

(Formerly “Eureka Acquisition Corp.”)

Unaudited Pro Forma Combined Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

	Eureka Acquisition Corp. Six months ended September 30, 2025 (Historical)	Marine Thinking Inc. Six months ended October 31, 2025 (Historical)	Adjustment reference	Transaction and other adjustments (no redemption scenario)	Pro Forma Combined, Six months ended October 31, 2025 (no redemption)	Transaction and other adjustments (25% redemption scenario)	Pro Forma Combined, Six months ended October 31, 2025 (25% redemption)	Transaction and other adjustments (50% redemption scenario)	Pro Forma Combined, Six months ended October 31, 2025 (50% redemption)	Transaction and other adjustments (75% redemption scenario)	Pro Forma Combined, Six months ended October 31, 2025 (75% redemption)	Transaction and other adjustments (100% redemption scenario)	Pro Forma Combined, Six months ended October 31, 2025 (100% redemption)
	$	$			$		$		$		$		$
Sales	-	649,804			649,804		649,804		649,804		649,804		649,804
Cost of goods sold	-	(318,413)			(318,413)		(318,413)		(318,413)		(318,413)		(318,413)
Gross profit	-	331,391			331,391		331,391		331,391		331,391		331,391

Expenses
General and administrative expenses	520,982	968,382	2(4)	1,025,268		1,025,268		1,025,268		1,025,268		1,025,268
	-	-	2(9)	102,632		102,632		102,632		102,632		102,632
			2(10)	1,987,500	4,604,764	1,987,500	4,604,764	1,987,500	4,604,764	1,987,500	4,604,764	1,987,500	4,604,764
Research and development	-	71,263			71,263		71,263		71,263		71,263		71,263
Depreciation	-	22,050			22,050		22,050		22,050		22,050		22,050
Listing expenses	-	-		-	-	-	-	-	-	-	-	-	-
Amortization	-	-			-		-		-		-		-
Government assistance	-	(96,616)			(96,616)		(96,616)		(96,616)		(96,616)		(96,616)
Total expenses	520,982	965,079		3,115,400	4,601,461	3,115,400	4,601,461	3,115,400	4,601,461	3,115,400	4,601,461	3,115,400	4,601,461
Loss from operations	(520,982)	(633,688)		(3,115,400)	(4,270,070)	(3,115,400)	(4,270,070)	(3,115,400)	(4,270,070)	(3,115,400)	(4,270,070)	(3,115,400)	(4,270,070)
Other income (expenses)
Interest earned on investments held in Trust Account	941,841	-	2(8)	(941,841)	-	(941,841)	-	(941,841)	-	(941,841)	-	(941,841)	-
Interest expenses	-	(5,463)			(5,463)		(5,463)		(5,463)		(5,463)		(5,463)
Net income (loss) for the period	420,859	(639,151)		(4,057,241)	(4,275,533)	(4,057,241)	(4,275,533)	(4,057,241)	(4,275,533)	(4,057,241)	(4,275,533)	(4,057,241)	(4,275,533)

Basic and diluted (loss) per share					$(0.22)		$(0.23)		$(0.24)		$(0.25)		$(0.26)
Weighted average number of common shares outstanding - basic and diluted					19,455,731		18,723,173		17,990,615		17,258,056		16,525,498

MARINE THINKING HOLDINGS INC.

(Formerly “Eureka Acquisition Corp.”)

Unaudited Pro Forma Combined Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

	Eureka Acquisition Corp. Twelve months ended March 31, 2025 (Historical)	Marine Thinking Inc. Twelve months ended April 30, 2025 (Historical)	Adjustment reference	Transaction and other adjustments (no redemption scenario)	Pro Forma Combined, Twelve months ended April 30, 2025 (no redemption)	Transaction and other adjustments (25% redemption scenario)	Pro Forma Combined, Twelve months ended April 30, 2025 (25% redemption)	Transaction and other adjustments (50% redemption scenario)	Pro Forma Combined, Twelve months ended April 30, 2025 (50% redemption)	Transaction and other adjustments (75% redemption scenario)	Pro Forma Combined, Twelve months ended April 30, 2025 (75% redemption)	Transaction and other adjustments (100% redemption scenario)	Pro Forma Combined, Twelve months ended April 30, 2025 (100% redemption)
	$	$			$		$		$		$		$
Sales	-	664,283			664,283		664,283		664,283		664,283		664,283
Cost of goods sold	-	(186,079)			(186,079)		(186,079)		(186,079)		(186,079)		(186,079)
Gross profit	-	478,204			478,204		478,204		478,204		478,204		478,204

Expenses
General and administrative expenses	608,932	1,452,053	2(4)	1,025,268		1,025,268		1,025,268		1,025,268		1,025,268
			2(9)	102,632		102,632		102,632		102,632		102,632
			2(10)	1,987,500	5,176,385	1,987,500	5,176,385	1,987,500	5,176,385	1,987,500	5,176,385	1,987,500	5,176,385
Research and development	-	292,610			292,610		292,610		292,610		292,610		292,610
Depreciation	-	80,163			80,163		80,163		80,163		80,163		80,163
Government assistance	-	(775,422)			(775,422)		(775,422)		(775,422)		(775,422)		(775,422)
Total expenses	608,932	1,049,404		3,115,400	4,773,736	3,115,400	4,773,736	3,115,400	4,773,736	3,115,400	4,773,736	3,115,400	4,773,736
Loss from operations	(608,932)	(571,200)		(3,115,400)	(4,295,532)	(3,115,400)	(4,295,532)	(3,115,400)	(4,295,532)	(3,115,400)	(4,295,532)	(3,115,400)	(4,295,532)
Other income (expenses)
Interest earned on investments held in Trust Account	1,898,446	-	2(8)	(1,898,446)	-	(1,898,446)	-	(1,898,446)	-	(1,898,446)	-	(1,898,446)	-
Interest expenses	-	(360,375)			(360,375)		(360,375)		(360,375)		(360,375)		(360,375)
Gain on extinguishment of convertible note	-	572,791			572,791		572,791		572,791		572,791		572,791
Net income (loss) for the period	1,289,514	(358,784)		(5,013,846)	(4,083,116)	(5,013,846)	(4,083,116)	(5,013,846)	(4,083,116)	(5,013,846)	(4,083,116)	(5,013,846)	(4,083,116)

Basic and diluted (loss) per share					$(0.21)		$(0.22)		$(0.23)		$(0.24)		$(0.25)
Weighted average number of common shares outstanding - basic and diluted					19,455,731		18,723,173		17,990,615		17,258,056		16,525,498

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, EUREKA will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Marine Thinking Holdings Inc. will represent a continuation of the financial statements of Marine Thinking Inc. with the Business Combination treated as the equivalent of Marine Thinking Inc. issuing shares for the net assets of EUREKA, accompanied by a recapitalization. The net assets of EUREKA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Marine Thinking Inc. in future reports of Marine Thinking Holdings Inc.

EUREKA and Marine Thinking Inc. have different fiscal year ends. Marine Thinking Inc.’s fiscal year end is the last day in April, or April 30th, and EUREKA’s fiscal year end is September 30th. As the fiscal years differ by more than 93 days, pursuant to Rule 11- 02(c)(3) of Regulation S-X for the purposes of presenting the unaudited pro forma combined financial information, the fiscal year end of EUREKA has been conformed to the fiscal year end of Marine Thinking Inc. Following the consummation of the Business Combination, Marine Thinking Holdings Inc. will have an April 30th fiscal year end.

The unaudited pro forma combined statement of loss and comprehensive loss for the twelve months ended April 30, 2025 combines the historical unaudited statement of operations of EUREKA for the twelve months ended March 31, 2025 with the historical audited statement of loss and comprehensive loss of Marine Thinking Inc. for the 12 months ended April 30, 2025 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on May 1, 2024, the beginning of the earliest period presented, under no redemption scenario, 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and 100% redemption scenario.

The 12-month period of EUREKA’s historical statement of operations ending on March 31, 2025 is calculated by taking the unaudited condensed statement of operations of EUREKA for the six months ended March 31, 2025 and adding the statements of operations of EUREKA for the year ended September 30, 2024 and subtracting the unaudited condensed statement of operations of EUREKA for the six months ended March 31, 2024, under no redemption scenario, 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and 100% redemption scenario.

The unaudited pro forma combined statement of loss and comprehensive loss for the six months ended October 31, 2025 combines the historical audited statement of operations of EUREKA for the 12 months ended September 30, 2025, subtracting the unaudited condensed statement of operations of EUREKA for the six months ended March 31, 2025, with the historical unaudited condensed consolidated statement of loss and comprehensive loss of Marine Thinking Inc. for the six months ended October 31, 2025 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on May 1, 2025, the beginning of the earliest period presented, under no redemption scenario, 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and 100% redemption scenario.

The unaudited pro forma combined balance sheet as at October 31, 2025 combines the historical unaudited condensed balance sheet of EUREKA as at September 30, 2025 and the historical unaudited balance sheet of Marine Thinking Inc. as at October 31, 2025 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on October 31, 2025, under the no redemption scenario, 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and 100% redemption scenario.

The unaudited pro forma combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this prospectus:

●	the historical audited financial statements of EUREKA for the fiscal year ended September 30, 2024;

●	the historical audited financial statements of EUREKA as of and for the year ended September 30, 2025;

●	the historical audited financial statements of Marine Thinking Inc. for the fiscal year ended April 30, 2025;

●	the historical unaudited interim condensed consolidated financial statements of Marine Thinking Inc. as of October 31, 2025; and

●	other information relating to EUREKA and Marine Thinking Inc. included in this Registration Statement including the Business Combination Agreement and the description of certain terms thereof set forth under the section entitled “The Business Combination Proposal (Proposal 1).”

The unaudited pro forma combined financial information should also be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this prospectus. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.

Management has not identified any material differences in accounting policies that would require adjustments in the pro forma financial information. Certain reclassifications have been reflected to conform financial statement presentation as described in the notes the pro forma financial statements below.

2. Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Combined Statements of Operations

2(1) Assuming Marine Thinking Inc. will complete a pre-IPO financing of $2,350,000 convertible notes financing in addition to the $150,000 received as of October 31, 2025.

2(2) Assuming the $2,500,000 convertible notes be converted into 833,333 common shares of Marine Thinking Inc. (before shares exchange into EUREKA shares, see below), increasing the total number of shares outstanding of Marine Thinking Inc. to 20,859,036 common shares.

2(3) Assuming Marine Thinking Pays of the $850,000 accounts payable in relation to the Option Purchase Agreement as detailed in Note 20 in Marine Thinking Inc.’s consolidated financial statements for the year ended April 30, 2025.

2(4) Assuming Marine Thinking Inc. will pay $600,000 transaction costs (legal, audit etc.) of which $144,732 has been accrued as payable as of October31, 2025, and EUREKA will pay $570,000 transaction costs.

2(5) Assuming a related party lends to EUREKA $600,000 more to the Trust Account for paying the $150,000 monthly extension fee, that will all pay to the shareholders at redemption of Class A ordinary shares. Assuming the due to related party amount remains as liability of the Company and not be converted into Units of the Company on closing.

2(6) Assuming redemption – 0%, 25%, 50%, 75% or 100% of the remaining 2,930,233 class A ordinary shares are redeemed for cash that will be paid from the Trust Account. The non-redeemed portion cash from the Trust Account will become cash of the Company and increase the additional paid up capital.

2(7) Eliminate share capital and accumulated deficit of EUREKA after giving effect to pro forma adjustments 2(4), 2(9) and 2(10) on the consummation of the Business Combination.

2(8) Reflects the elimination of $941,841 and $1,898,446 of interest income for the six months ended September 30, 2025, 2025 and for the twelve months ended March 31, 2025, 2025, respectively, related to historical income from the Trust Account.

2(9) Reflects $102,632 stock-based compensation expenses on the completion of the Business Combination that triggers vesting of a share purchase option granted to a director of EUREKA by the Sponsor of EUREKA.

2(10) Reflects 397,500 shares of the Company to be issued to a Finder for finders fees (“Finders Shares”), calculated based on 3% of Marine Thinking Inc’s Valuation as defined in the Business Combination Agreement divided by a Redemption Price as defined in the Business Combination Agreement. The 397,500 shares are valued at $1,987,500, or $5 per share reflecting the most recent $2.5 million financing price of shares of the Company for $3 per share before the share exchange into EUREKA shares or $5 per share after the share exchange.

MANAGEMENT OF THE SPAC BEFORE THE BUSINESS COMBINATION

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Eureka,” “we,” “us” or “our” refers to Eureka Acquisition Corp.

Our current executive officers and directors are set forth below:

Name	Age	Title
Fen Zhang	60	Chief Executive Officer and Chairman of the Board of Directors
Zhechen Wang	32	Chief Financial Officer
Cameron R. Johnson	46	Independent Director
Lauren Simmons	31	Independent Director
Kevin McKenzie	52	Independent Director

Dr. Fen Zhang has served as our Chief Executive Office and Chairman of our Board of Directors since June 2023. He also serves as the sole director and the chief executive officer of the Sponsor. He has over a decade of experiences in investment banking and fund management industries involved in initial public offering and other capital markets transactions in the U.S., Canada, mainland China and Hong Kong, with over 20 years accomplished industrial experiences and connections with the world’s leading financial institutions, investment banks, funds and accredited investors.

Since January 2024, Dr Zhang has served as the Chief Executive Officer and director of Columbus Acquisition Corp, a special purposes acquisition company, currently applying for listing on Nasdaq. Dr. Zhang has been working at Hercules Capital Group, a business investment and financial advisory firm, as a founding partner, since August 2021, being in charge of the large scale alternative financing solutions for major commercial endeavors. From March 2022 to February 2023, Dr. Zhang served as the Chief Executive Officer of Oak Woods Acquisition Corporation, a special purpose acquisition corporation listing on Nasdaq (Nasdaq: OAKU). He served at UBS from July 2019 to August 2021 as the managing director at UBS AG Hong Kong and then transferred to UBS Securities Shanghai office to lead the IBD business. He was in charge of the Semiconductor Manufacturing International Corporation, or SMIC (0981.HK)’s US$230,000,000 convertible bonds project and US$500,000,000 investment grade debt issuance project, and has won mandates from Tuhu-a global car aftermarket leader backed by Tencent, Dragonfly FM-the top 2 audio app in China, and Keming Noodle (002661.SZ)-one of the largest noodle brands in China, etc. He has served as the executive director of Shanghai Lianjie Enterprise Management Consulting Co., Ltd. since September 2018. From March 2018 to March 2019, Dr. Zhang was the managing director at the investment banking department of China Merchants Bank International, or CMBI, and, from July 2017 to January 2018, the general manager at SinoPharm-CICC Fund, where he successfully closed the fund project with a size of RMB500 million for China Reform Holdings Corporation Ltd, or the CRHC, one of the largest FOF in China, and a RMB10 billion sized joint fund project between CMBI and Shenzhen municipal government. Under his management, the bank achieved three (3) times ROI on the investment of RMB900 million into Yunda Express (002120.SZ), one of the top express parcel delivers in China. From July 2015 to May 2017, Dr. Zhang served at Oriental Fortune Capital, or OFC, as a partner and vice general manager, where he established OFC’s first US$50,000,000 fund and a joint fund between OFC and Chang Hong Group (600839.SS), a top leading manufacturer of television and other household electronics in China. From March 2012 to July 2015, Dr. Zhang served as a global partner at Capital International Private Equity Fund of the Capital Group, or CIPEF, one of the top long term investors in the world and the largest investor in emerging markets in Hong Kong office. During his work at CIPEF, he achieved a high hit rate on deal closings and initialed and carried out various domestic and cross-border large-sized projects. From July 2010 to March 2012, he served at Credit Suisse as a managing director in IBD China team, where as a sector leader, he led the team on several elephant deals such as China Minmetals Resources (1208.HK), China Railway Logistics, Shandong Iron and Steel Group (600022.SS), XGMG, PICC Property and Casualty Company (2328.HK), etc., as well as other projects in large-to-mid-cap IPOs and structured lending and bond issuances. From July 2007 to July 2008, Dr. Zhang served at China International Capital Corporation, or CICC as an executive director, and then at UBS from July 2008 to July 2010 as an executive director in its IBD business sector, where he was responsible for several U.S. and Hong Kong IPO and bond issuance projects as well as reorganization and listing projects. His IPO clients included China Industries Securities (601377.SS), China Spring Airline (601021.SS), Shaangu Power (601369.SS), etc. He also established and developed UBS Shanghai from scratch into a rep office and then evolved into a China CSRC-certified branch. From July 2005 to July 2007, Dr. Zhang served at Deloitte Consulting as an equity partner. He established and managed the Deloitte S&O (strategy and operations consulting) business sector and developed the Deloitte China S&O sector into the first joint venture between Deloitte US and Deloitte China. From May 1995 to July 2005, he served at Bank of Montreal in Toronto of Canada as an analyst, as well as at China eLabs as a consultant and BearingPoint Management Consulting as a senior manager.

Dr. Zhang holds an MBA in finance and a Ph.D. degree in materials and metallurgic engineering from Queen’s University in Canada, and a B.S. in mechanical engineering from Tsinghua University in China.

Hercules Capital Management Corp, is our Sponsor. Hercules Capital Group is a business investment and financial advisory firm. Dr. Zhang controls both entities.

Mr. Zhechen Wang has served as our Chief Financial Officer since June 2024. Since August 2021, Mr. Wang has served as the Finance Manager and then Vice President of Finance of Hercules Capital Group, a business investment and financial advisory firm, , where he, among the others, administers financial operations and manages financial process oversight and risk control. From October 2016 to August 2021, Mr. Wang worked as a senior associate at PwC, where he conducted auditing in initial public offerings, public company reporting and statutory auditing for companies listing on different exchanges, including Nasdaq, NYSE, Shanghai Stock Exchange and the Stock Exchange of Hong Kong. Mr. Wang holds a Bachelor Degree of Commerce — Professional Accounting from Macquarie University in Australia.

Mr. Cameron R. Johnson serves as the independent director of the Company. Since 2019, he has worked as the senior partner at Tidalwave Solutions, providing consulting services. Since 2014, Mr. Johnson has been a member of the American Chamber of Commerce in Shanghai, or AmCham Shanghai, in Shanghai, during which he served on the board of governors from 2022 to 2024 and as the vice chair in 2024. From 2020 to 2024, Mr. Johnson worked as an adjunct instructor at New York University in Shanghai. Mr. Johnson has been an active commentator on US-China relations, supply chain, international trade, tariff, technology and other topics, including but not limited to, as a returning guest at Bloomberg: The China Show¸ discussing topics including but not limited to, US-China relations, automotive and customer sectors, technology and trade, appearing in the documentary of America’s Medical Supply Crisis by Frontline. Mr. Johnson is the author of Impacts of Digitalization on Traceability chapter of the book Digital Transformation of Logistics (Wiley, 2021). Mr. Johnson obtained his graduate certification in business from the University of Wales, and bachelor’s degrees in communication and comparative religion both from the University of Washington.

Mr. Kevin McKenzie has served as our independent director since July 2024. Mr. McKenzie has over 20 years of global private equity experience in leading firms in the market. Mr. McKenzie has served as Chairman and President at Alpex Pharma since 2018, where he oversees the overall operations of the consolidated company and leads its efforts in developing and implementing strategic plans. Mr. McKenzie has also been a senior partner at Riverwest Capital, a private investment firm, since 2011, where he is responsible for the overall management. From 2006 to 2011, Mr. McKenzie was a senior partner at MKW Capital. From 2003 to 2006, Mr. McKenzie served as the vice president of Cerberus Capital Management and was responsible for various aspects of the investment process. From 2001 to 2003, he worked at Morgan Stanley Real Estate Fund (MSREF) and participated in a groundbreaking series of distressed debt portfolios sold in China by state-owned banks. From 1998 to 2001, Mr. McKenzie worked at the Bank of China and executed a number of syndicated acquisition bridge and term loan financings. Prior to that, Mr. McKenzie worked at the China office of the Royal Bank of Canada from 1997 to 1998. Mr. McKenzie holds an MBA in finance from Wharton Business School and an M.A. degree in Management & International Studies from the University of Pennsylvania.

Ms. Lauren Simmons has served as our independent director since July 2024. Ms. Simmons is an equity trader who started her career in finance in May of 2017 with Rosenblatt Securities on the floor of the New York Stock Exchange. Ms. Simmons was recognized by Ebony’s Power 100 list in 2018, as well as by Politico which awarded her as among its Women of Impact in 2018. Since achieving notoriety in 2018, Ms. Simmons has been featured in various media outlets including Forbes, Politico, CNBC, Bloomberg and The Cut. Stemming from her financial knowledge and ability to quickly build relationships in financial markets, Ms. Simmons has built a broad network in private and public financial and consumer markets. Specifically, Ms. Simmons’ commentary, experience as an equities trader, combined with her market and experiential insights has led to her success as a brand leader for women in finance. In particular, Ms. Simmons has built partnerships with Ford, LinkedIn, Express, Champs, Isagenix and Pure Leaf. Ms. Simmons is also a financial contributor to Bloomberg, CNBC, Yahoo Finance and other financial media outlets. She is the author of Make Money Move addressing professional development and finance which is published by HarperCollins. Ms. Simmons has also headlined major events such as Aspen Ideas Festival, Sina Finance in China, Disney’s Dreamers Academy, and keynote at Harvard. Currently, Ms. Simmons is the host of “In her Bag” produced by Springhill productions Lebron James’ company. Ms. Simmons has also launched the podcast Money Moves with Lauren Simmons, a top ranked Spotify Original Podcast. Ms. Simmons currently serves as a director at Oak Woods Acquisition Corporation (Nasdaq: OAKU). Ms. Simmons was previously a member of the advisory board at Robinhood Markets, Inc. (Nasdaq: HOOD) and a former board member at Consciously Unbiased. Ms. Simmons holds a B.S. in Psychology from Kennesaw State University and concentrated her undergraduate studies in genetics and statistics.

Number and Terms of Office of Officers and Directors

Our board of directors consists of four members. All directors shall hold office for the term fixed by the ordinary resolution of the holders of the SPAC Class B Shares or fixed by the resolution of the directors appointing such director, as applicable, but such term shall not exceed two years.

Our officers are elected by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association will provide that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the Board of Directors.

Holders of our Founder Shares will have the right to elect all of our directors prior to consummation of our initial business combination and holders of our public shares will not have the right to vote on the election of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a two thirds of our ordinary shares who are eligible to vote and attend and vote in a general meeting our shareholders.

Committees of the Board of Directors

Our board of directors currently has three standing committees: an audit committee, a compensation committee and a nominating committee. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

Mr. Cameron R. Johnson, Ms. Lauren Simmons and Mr. Kevin McKenzie currently serve as members of our audit committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent, subject to the certain phase-in provisions. Our board of directors has determined that each of Mr. Cameron R. Johnson, Ms. Lauren Simmons and Mr. Kevin McKenzie meet the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Mr. Cameron R. Johnson serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq, and our board of directors has determined that Mr. Cameron R. Johnson qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Mr. Cameron R. Johnson, Ms. Lauren Simmons, and Mr. Kevin McKenzie, each of whom is an independent director under Nasdaq’s listing standards. Mr. Kevin McKenzie is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

Our nominating committee consists of Mr. Cameron R. Johnson, Ms. Lauren Simmons and Mr. Kevin McKenzie. Ms. Lauren Simmons serves as chair of the nominating committee. We have adopted a nominating committee charter, which details the principal functions of the nominating committee, including:

●	developing the criteria and qualifications for membership on the Board of Directors;

●	recruiting, reviewing and nominating candidates for election to the Board of Directors or to fill vacancies on the Board of Directors;

●	reviewing candidates proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

●	monitoring and making recommendations regarding committee functions, contributions, and composition; and

●	evaluating, on an annual basis, the nominating committee’s performance.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members.

Code of Ethics

We have adopted a code of ethics and business conduct (the “Code of Ethics”) applicable to our directors, officers and employees.  You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us.  We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Clawback Policy

Our clawback policy became effective on July 1, 2024 that applies to our executive officers (the “Policy”) in order to comply with Nasdaq rules. The Policy gives the Compensation Committee the discretion to require executive officers to reimburse us for any Erroneously Awarded Compensation (as defined in the Policy) that was based on financial results that were subsequently restated as a result of that person’s misconduct.

Conflicts of Interest

Potential investors should also be aware of the following other potential conflicts of interest:

●	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our management has pre-existing fiduciary duties and contractual obligations and may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As a result, our officers or directors may present a potential target to our competitor that would had been presented to us or devote time to our affairs which may have a negative impact on our ability to complete our initial business combination.

●	Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

●	The Founder Shares owned by our officers and directors are subject to lock-up restrictions until the earlier of (1) six months after the completion of our initial business combination and (2) the date on which we consummate a liquidation, merger, share exchange, reorganization, or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Class A Ordinary Share equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after our initial business combination, 50% of the Founder Shares will be released from the lock-up. Additionally, our officers and directors will not receive distributions from the Trust Account with respect to any of their Founder Shares and private shares if we do not complete a business combination. Furthermore, the Sponsor has agreed that the Private Units will not be sold or transferred until after we have completed our initial business combination. In addition, our officers and directors may loan funds to us and may be owed reimbursement for expenses incurred in connection with certain activities on our behalf which would only be repaid if we complete an initial business combination. For the foregoing reasons, the personal and financial interests of our directors and executive officers may influence their motivation in identifying and selecting a target business, completing a business combination in a timely manner and securing the release of their shares.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor. Furthermore, most of our officers and directors have pre-existing fiduciary obligations to other businesses of which they are officers or directors. To the extent they identify business opportunities which may be suitable for the entities to which they owe pre-existing fiduciary obligations, our officers and directors will honor those fiduciary obligations. Accordingly, it is possible they may not present opportunities to us that otherwise may be attractive to us unless the entities to which they owe pre-existing fiduciary obligations and any successors to such entities have declined to accept such opportunities.

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers and directors has contractually agreed, pursuant to a written agreement with us, until the earliest of a business combination, our liquidation or such time as she or he ceases to be an officer or director, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any pre-existing fiduciary or contractual obligations he might have.

In connection with the vote required for any business combination, the Sponsor and all of our officers and directors, have agreed to vote their respective Ordinary Shares in favor of any proposed business combination. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution with respect to the Founder Shares and private shares. If they purchase Class A Ordinary Shares in the open market, however, they would be entitled to participate in any liquidation distribution in respect of such shares but have agreed not to convert such shares (or sell their shares in any tender offer) in connection with the consummation of our initial business combination or an amendment to our Amended and Restated Memorandum and Articles of Association relating to pre-business combination activity.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our amended and restated memorandum and articles of association, we may indemnify our directors and officers to, among other persons, our directors and officers from and against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained in or about the conduct of our business or affairs or in the execution or discharge of their or any of their duties, powers, authorities or discretions, except such (if any) as they shall incur or sustain through their own actual fraud, willful default or willful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us, except that the Sponsor transferred to each of our independent directors, Dr. M. Anthony Wong (former director), Mr. Kevin McKenzie and Ms. Lauren Simmons, 10,000 Founder Shares for nominal cash consideration, prior to the closing of the SPAC IPO, and that the Sponsor issued the Share Purchase Option to Mr. Cameron Johnson excisable for 10,000 Founder Shares, subject to the terms as described above. Other than as set forth elsewhere in this prospectus, there will be no fees, reimbursements or cash payments made by the company to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of this offering held in the trust account prior to the completion of our initial business combination:

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely upon a review of such forms furnished to us during the most recent fiscal year, or written representations that no Forms 5 were required, we believe that that all such forms required to be filed pursuant to Section 16(a) of the Exchange Act were timely filed by the officers, directors, and security holders required to file the same during the fiscal year ended September 30, 2025.

The Sponsor and its Affiliates

The Sponsor is Hercules Capital Management  Corp, a British Virgin Islands business company controlled by Dr. Fen “Eric” Zhang, who is the CEO and Chairman of the Board of Directors of Eureka. Dr. Zhang is the sole director and the chief executive officer of the Sponsor. The Sponsor’s business purpose is to act as the sponsor of Eureka and the Sponsor has no other business purpose.

Since January 2024, Dr. Zhang has served as the Chief Executive Officer and Chairman of the Board of Directors of Columbus Acquisition Corp (Nasdaq: COLA) (“CAC”), a special purpose acquisition company listed on Nasdaq, From March 2022 to February 2023, Dr. Zhang served as the Chief Executive Officer of Oak Woods Acquisition Corporation, a special purpose acquisition corporation listed on Nasdaq (Nasdaq: OAKU). Mr. Zhang currently does not have any fiduciary or contractual obligations to Oak Woods.

Kevin McKenzie, who is an independent director of Eureka, serves as a director of CAC.

Cameron Johnson, who is an independent director of Eureka, became a director of CAC on March 20, 2025.

Lauren Simmons, who is an independent director of Eureka, serves as a director of Oak Woods Acquisition Corporation.

Other than the foregoing, none of the Sponsor, CAC or their affiliates or promoters are involved in any special purpose acquisition companies other than CAC.

Fiduciary Duties

Each of our officers and directors currently have, and may have in the future have additional, fiduciary or contractual obligations to other entities, including the special purpose acquisition companies mentioned above with a class of securities registered under the Exchange Act. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Dr. Fen Zang	Hercules Capital Group	Business Investment and Financial Advisory	Partner

Zhechen Wang	Hercules Capital Group	Business Investment and Financial Advisory	Vice President in Finance

Cameron Johnson	Tidalwave Solutions	Consultancy specializing in strategic advisory and HR recruitment	Partner

Lauren Simmons	Oak Woods Acquisition Corporation	SPAC	Director

Kevin McKenzie	Alpex Pharm S.A. Riverwest Capital	Pharmaceutical Private Investment	President and Chairman Partner

MANAGEMENT OF PUBCO AFTER THE BUSINESS COMBINATION

The following table provides information about those persons who are expected to serve as directors and executive officers of the combined company following completion of the Business Combination Agreement.

Name	Age	Position(s) to be Held in the SPAC following Business Combination Agreement
Patrick Kira Sapphire	35	Chairman of the Board, Director
Lishao Wang	49	Executive Director
Sebastien Pare	54	Chief Executive Officer
Yongbiao Ding	57	Chief Financial Officer, Director
Wenwen Pei	46	Vice President
Tianye Wang	32	Chief Product Officer and Head of Operations
Liang Huang	44	Senior Tech-Lead of Autonomous Navigation Lab
Tony Tse	55	Independent Director

Patrick Kira Sapphire has served as Managing Partner at Principle Capital Partners Corp. since August 2016, where he oversees corporate investment initiatives and advisory practices across international markets. From June 2016 to June 2019, he concurrently held the position of Vice President at Gravitas Financial Inc., leading cross-border partnerships and joint ventures with Asian counterparts. Prior to that, from March 2015 to May 2016, Mr. Sapphire was a Senior Associate at Gravitas Securities Inc., where he focused on transaction due diligence, deal structuring, and supporting capital-raising activities. Mr. Sapphire holds a Bachelor of Arts in Economics from the University of Toronto in 2012, an MBA from Western University’s Ivey Business School in 2022, and a Global Professional LLM (GPLLM) in Law from the University of Toronto in 2024.

Lishao Wang is the founder of Marine Thinking and has been a director of Marine Thinking since February 2018. Mr. Wang served as Chief Executive Officer of VCyber Intelligence Inc., an IT company specializing in intelligent systems and enterprise solutions, where he oversaw general management, operations, and corporate growth from May 2008 to March 2016. From September 2006 to April 2008, he was Vice President and Chief Technology Officer of CRION Co. Ltd., an IT and internet company, where he directed IT architecture, product development, and operational management. He additionally holds directorships at CLEL Inc. and other private entities. Mr. Wang received a Bachelor of Engineering in MIS Systems from Northern Jiaotong University in 1999, a Master of Engineering in Transportation Engineering from Northern Jiaotong University in 2002, and a Ph.D. in System Engineering from Northern Jiaotong University in 2013.

Sebastien Pare has served as Chief Executive Officer since October 2025 of Marine Thinking. Mr. Pare served as Chief Executive Officer and a member of the board of VIQ Solutions Inc., a Canadian public company specializing in digital evidence capture and transcription technologies, where his responsibilities included overseeing intellectual property, human resources, operations, capital planning, technology stack development, investor relations, growth strategy, sales, and mergers and acquisitions during the period from August 2014 to August 2025. From 2004 to 2014, Mr. Paré served as President, Chief Operating Officer, and board member of CSDC Systems, a Canadian private company providing enterprise software solutions for government and public sector clients, where he led operations, technology development, strategic growth, and corporate governance. Earlier in his career, from 2000 to 2002, Mr. Paré worked at the Abu Dhabi Investment Authority (ADIA) in digital transformation, where he focused on IT modernization and enterprise system implementation. Mr. Paré holds a Bachelor of Applied Science in Science and Management from Université du Québec à Montréal in 1990, and a Master of Science in Public Sector Management and Technology from the University of British Columbia in 1996.

Yongbiao Ding has served as Director and Chief Financial Officer of Marine Thinking since April 2020, where he is responsible for overall financial management, including financial reporting, cash flow management, internal controls, and financial strategy. Since November 2017, he has served as a Director and Chief Financial Officer of Principle Capital Partners Corp., overseeing corporate finance, accounting, and regulatory compliance. Since June 2011, he has served as Chief Financial Officer of Sparton Resources Inc., where his duties include financial reporting, capital planning, regulatory filings, and company compliance. Since November 2010, Mr. Ding has operated his own public accounting practice, Yongbiao Ding CPA CA, as a sole proprietor, providing audit and advisory services. Mr. Ding has served as President of Oriental Sources Inc. since April 2006, where he is responsible for setting corporate strategy, overseeing daily operations, business development, and corporate governance. Mr. Ding received an MBA from The Chinese University of Hong Kong in 1994 and became a Chartered Professional Accountant (Ontario) in 2008.

Wenwen Pei has served as Vice President of Strategic Partnerships at Marine Thinking since November 2025, where she is responsible for building and maintaining business partnerships, including government relations and stakeholder engagement. From May 2023 to October 2025, Ms. Pei served as Chief Executive Officer of Marine Thinking, overseeing overall strategic leadership, corporate governance, business development, and long-term growth initiatives. From November 2022 to April 2025, she served as Chief Operating Officer of Marine Thinking, where she managed day-to-day operations, production, logistics, and administrative functions, ensuring compliance and alignment with corporate objectives. Ms. Pei is also the sole director of Ohh Ocean Inc. Ms. Pei received a Bachelor of Engineering in Industrial Trade from Liaoning University of Technology in 2022, a Master of Engineering in Environmental Engineering from Beijing Jiaotong University in July 2025, and a Master of Applied Science in Civil Engineering from Dalhousie University 2011.

Tianye Wang has served as Technical Product Manager of Marine Thinking Inc. from January 2024 to November 2025, where he leads the software and product teams to deliver integrated software/hardware solutions to customers, ensuring alignment with strategic goals and technical standards. From January 2023 to January 2024, Mr. Wang served as AI Software Lead at Marine Thinking Inc., where he led a team focused on developing AI-enabled autonomous navigation software, contributing to the Group’s core product innovation. From March 2020 to December 2022, he served as Data Engineer at Marine Thinking Inc., responsible for training machine learning algorithms to support the development of intelligent marine systems. Mr. Wang holds a Bachelor of Computer Science (2012–2017) and a Master of Computer Science (2017–2020) from Dalhousie University.

Liang Huang has served as Software Development Director of Marine Thinking since October 2019, where he leads software engineering activities, oversees technical implementation, and directs the design and development of intelligent software systems for AI-driven marine technology and autonomous platforms. Prior to that, Mr. Huang served as a Software Engineer at Neusoft in Shenyang, China, where he designed and developed enterprise software systems for IT and business solutions from 2004 to 2016. From 2016 to 2018, he worked as a software engineer at CGI in Halifax, Nova Scotia, focusing on enterprise software development and system implementation. From 2018 to 2019, Mr. Huang was a Machine Learning Engineer at Fortinet in Burnaby, British Columbia, where he researched and developed natural language processing models and machine learning systems for cybersecurity applications. Mr. Huang received a Bachelor of Science in Computer Science from Shenyang Ligong University in 2004.

Tony Tse has served as Chief Operating Officer of CSPro Ltd., a Hong Kong–based regulated securities dealer, overseeing the company’s daily operations and compliance with regulated activities from March 2024 to November 2024. From June 2019 to May 2023, he served as Executive Managing Director at TMX Group Inc., the Canadian exchange operator, where he directed TMX’s business lines across the Asia-Pacific region. Prior to that, from March 2015 to November 2018, Mr. Tse was Director of Transaction Banking at the Royal Bank of Canada, managing key banking relationships and leading strategic project management initiatives. He also held the directorship in Gemini Worldwide Inc., a private Canadian company. Mr. Tse received a Bachelor of Commerce degree in Finance and Marketing from McGill University in 1994.

Corporate Governance Practices

As a public company, Pubco is subject to the reporting requirements of applicable laws and regulations, including the CBCA, the Securities Act (Nova Scotia), the instruments of the Canadian Securities Administrators, and the rules and regulations of the Nasdaq, which impose various requirements on listed companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

Board of Directors

Our board of directors consist of four directors, including one independent directors. A director is not required to hold any shares in our company to qualify to serve as a director.

Committees of the Board of Directors

Audit Committee.

Our audit committee will consist of [●], [●], and [●], and is chaired by [●]. We have determined that each of [●], [●], [●] satisfies the requirements of Section 303A of the Corporate Governance Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically, reviewing and reassessing the adequacy of the committee charter;

●	at lease annually, approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	overseeing and evaluating the handling of complaints and whistleblowing;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee.

Our compensation committee will consist of [●], [●], and [●], and is chaired by [●], [●], and [●]. We have determined that each of [●], [●], and [●]satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	reviewing periodically and submitting for board’s approval of any Pubco Equity Plans, programs or other similar arrangements;

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

●	periodically, reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	reporting regularly to the board.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of [●], [●], and [●], and is chaired by [●]. We have determined that each [●], [●], and [●] satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing periodically the current composition of the board with regards to characteristics such as issues of judgment, diversity, age, skills, background and experience;

●	reviewing candidates’ qualifications for membership on the board or a committee of the board based on the criteria approved by the board;

●	making recommendations to the board as to determinations of director independence;

●	reviewing and reassessing the adequacy of the committee charter;

●	reviewing and approving compensation (including equity-based compensation) for our directors; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post Business Combination amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our register for members. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation paid by Pubco to its key management as a group for 2025 and 2024 was $0.353 million and $0.383 million, respectively.

The historical compensation paid by Pubco to the persons who are expected to be directors and officers of the combined company following completion of the Business Combination Agreement are as follows:

	For the year ended April 30,
	2024	2025
	($ thousands)
Lishao Wang	53	78
Patrick Sapphire	44	43
Wenwen Pei	74	72
Yongbiao Ding	44	43
Sebastian Pare	nil	nil
Tony Tse	nil	nil
Tianye Wang	59	64
Liang Huang	79	83
Total	383	353

BENEFICIAL OWNERSHIP OF SECURITIES

Beneficial Ownership of the SPAC

The following table sets forth information regarding the beneficial ownership of the SPAC Shares as of the Record Date, based on information obtained from the persons named below, with respect to the beneficial ownership of SPAC Shares by:

●	each person known by the SPAC to beneficially own more than 5% of the outstanding shares of SPAC Shares;

●	each of the SPAC’s current executive officers and directors; and

●	all of the SPAC’s current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

In the table below, percentage ownership is based on 4,825,733 SPAC Shares (which includes SPAC Class A Shares that are underlying the SPAC Units), issued and outstanding as of the date of this proxy statement/prospectus. The following table does not reflect record of beneficial ownership of any SPAC Class A Shares issuable upon conversion of rights as the rights are not convertible within 60 days of this proxy statement/prospectus.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Approximate Percentage of Outstanding Ordinary Shares
Fen Zhang(2)	1,635,500	33.9%
Zhechen Wang	—	—
Cameron Johnson	—	—
Lauren Simmons	10,000	*
Kevin McKenzie	10,000	*
All executive officers and directors as a group (5 individuals)	1,655,500	34.3%
5% Holders
Hercules Capital Management Corp(2)	1,635,500	33.9%
WOLVERINE ASSET MANAGEMENT LLC(3)	397,324	8.2%
KARPUS MANAGEMENT, INC.(4)	326,825	6.8%
W. R. Berkley Corporation(5)	305,628	6.3%
Mizuho Financial Group, Inc.(6)	550,000	11.4%
RLH Capital LLC (7)	295,400	6.1%
Feis Equities LLC (8)	261,656	5.4%
Barclays PLC(9)	325,000	6.7%
Cowen and Company, LLC(10)	415,600	8.6%

*	Less than one percent

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Eureka Acquisition Corp, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.
(2)	Fen Zhang is the sole director and the chief executive officer of the Sponsor. The person having voting, dispositive or investment powers over the Sponsor is Fen Zhang, thus Fen Zhang is deemed to have beneficial ownership of the shares held by the Sponsor.
(3)	According to a Form 4 filed on December 8, 2025 jointly by WOLVERINE ASSET MANAGEMENT LLC, Wolverine Holdings, L.P., Wolverine Trading Partners, Inc. Bellick Robert and Gust Christopher whose principal business address is 175 West Jackson, Suite 340, Chicago, IL 60604.
(4)	According to a Schedule 13G filed on November 14, 2025 by KARPUS MANAGEMENT, INC., whose principal business address is 183 Sully’s Trail, Pittsford, New York 14534.
(5)	According to a Form 4 filed on November 10, 2025 by W. R. Berkley Corporation, whose principal business address is 475 Steamboat Road, Greenwich, CT 06830.
(6)	According to a Schedule 13G/A filed on August 13, 2025 by Mizuho Financial Group, Inc., whose principal business address is 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan.

(7)	According to a Schedule 13G filed on July 7, 2025 jointly by RLH Capital LLC and Louis Camhi, whose principal business address is 119 Hicks Lane, Great Neck, New York 11024.
(8)	According to a Schedule 13G filed on July 3, 2025 jointly by Feis Equities LLC and Lawrence M. Feis, whose principal business address is 740 Waukegan Road Suite 206 Glenview, Illinois 60025.
(9)	According to a Schedule 13G filed on March 21, 2025 by Barclays PLC, whose principal business address is 1 Churchill Place, London - E14 5HP
(10)	According to a Schedule 13G filed on November 13, 2024 by Cowen and Company, LLC, whose principal business address is 599 Lexington Avenue, New York, NY 10022.

Beneficial Ownership of the Company

The following table sets forth information regarding the beneficial ownership of Company Shares (i) as of the date of this proxy statement/prospectus and (ii) immediately following the consummation of the Business Combination by:

	Pre-Business Combination		Post-Business Combination
	Number of Shares		Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares	% of Class	Number of Shares	% of Class
Five Percent Holders
CLEL Inc.(1)	5,052,816	25.23%	3,158,010	16.23%	3,158,010	19.11%
PCP Ventures 2021 LP(2)	2,202,121	11.00%	1,376,326	7.07%	1,376,326	8.33%
Xiaoge Cheng(3)	1,166,034	5.82%	728,771	3.75%	728,771	4.41%
Li Ding and Partners LP(4)	1,985,902	9.92%	1,241,189	6.38%	1,241,189	7.51%
Alpha Glory Ventures Limited(5)	3,814,054	19.05%	2,383,784	12.25%	2,383,784	14.42%
Jun Liu(6)	1,011,892	5.05%	632,433	3.25%	632,433	3.83%

Directors and Named Executive Officers
Lishao Wang (1)	5,052,816	25.23%	3,158,010	16.23%	3,158,010	19.11%
Patrick Sapphire (2)	2,202,121	11.00%	1,376,326	7.07%	1,376,326	8.3%
WenWen Pei	485,848	2.43%	303,655	1.56%	303,655	1.84%
Yongbiao Ding	258,569	1.29%	161,606	1.07%	161,606	1.26%
All Directors and Executive Officers as a Group (4 individuals)	7,999,354	39.95%	4,999,596	25.93%	4,999,596	30.54%

(1)	Represents 5,052,816 shares of common stock held of record by CLEL Inc., a Canadian entity wholly-owned by Lishao Wang.
(2)	Represents 2,202,121 shares of common stock held of record by PCP Ventures 2021 LP, a Canadian entity, whose general partner is controlled by Patrick Sapphire.
(3)	The reporting person has a business address of 1102 Bjerehov 1A Bjärred Sweden 23734.
(4)	The reporting person has a business address of 200 Consumers Road, Unit 702, Toronto, Ontario, M2J 4R4.
(5)	The reporting person has a business address of 27/F, Neich Tower, 128 Gloucester Rd, Wanchai, Hong Kong.
(6)	The reporting person has a business address of FLAT E. 33/F. TWR 6. CENTURY GATEWAY. 83 TM HEUNG SZE WUI RD. TUEN MUN. NT. HONG KONG.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

Certain Transactions of SPAC

Founder Shares

On July 4, 2023 and September 29, 2023, the Sponsor acquired 100 and 1,437,400 Founder Shares, respectively, for an aggregate purchase price of $25,000, or approximately $0.02 per share. On June 27, 2024, the Sponsor entered into a securities transfer agreement, pursuant to which the Sponsor transferred 10,000 Founder Shares to each of our independent directors, Dr. M. Anthony Wong, former director, Ms. Lauren Simmons and Mr. Kevin McKenzie, at the original purchase price, immediately prior to the closing of the IPO.

As of September 30, 2025, there were 1,437,500 Founder Shares issued and outstanding. The aggregate capital contribution was $25,000, or approximately $0.02 per share.

Private Units

Simultaneously with the consummation of the IPO and the sale of the Option Units, the Company consummated the Private Placement of 228,000 Private Units to the Sponsor at a price of $10.00 per Private Unit.

Promissory Note — Related Party

On June 25, 2024, the Sponsor agreed to loan us up to $500,000 to be used for a portion of the expenses of the IPO (the “Promissory Note). As of July 3, 2024, the date of the completion of the IPO, the Sponsor loaned the Company $481,511. The total amount of $481,511 under the Promissory Note was fully repaid upon closing of the IPO on July 3, 2024. The Promissory Note was terminated after the repayment.

As of the date of this proxy statement/prospectus, the Company has issued seven unsecured promissory notes to the Sponsor, each with a principal amount of $150,000 (the “Extension Notes”), as payment for the extension fee. Each Extension Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s Business Combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Note, in whole or in part, respectively, into private units (the “Extension Units”) of the Company, each consisting of one Class A ordinary share, par value $0.0001 per share and one right to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of a Business Combination. The number of Extension Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Working Capital Loans

In order to finance the Company’s transaction costs in connection with an initial business combination, the Sponsor, our officers and directors, or their affiliates or designees may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of the Working Capital Loans may be convertible into Working Capital Units at the option of the lender, upon consummation of our initial business combination, in addition to the convertible notes in connection with the potential extensions. The Working Capital Units would be identical to the Private Units.

On August 25, 2025, the Company issued an unsecured promissory note (the “Working Capital Note”) in the principal amount of up to $300,000 to the Sponsor. The funds may be drawn as needed until the initial business combination and will be used for general working capital. As of September 30, 2025, $200,000 remained outstanding under the Working Capital Note.

Extension Fees

We currently have until April 3, 2025 to complete its initial business combination. However, if we anticipate that we may not be able to consummate our initial business combination by January 3, 2025, we may extend the Combination Period by Monthly Extensions, up to July 3, 2026 without submitting such proposed extensions to our shareholders for approval or offering our public shareholders redemption rights in connection therewith. In order to extend the Combination Period, the Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account the Extension Fees in the amount of $150,000 on or prior to the date of the applicable deadline, for each Monthly Extension. Any such payments would be made in the form of a loan. Any such loans will be non-interest bearing and either be payable upon the consummation of our initial business combination out of the proceeds of the Trust Account released to us, or, at the lender’s discretion, converted upon consummation of our business combination into Extension Units. If we do not complete a business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the Combination Period. The Extension Units would be identical to the Private Units.

As of the date hereof, an aggregate of $1,350,000 of the Monthly Extension Fee has been deposited into the Trust Account, among which $150,000 was paid by the Company from its working capital and $1,050,000 was paid by the Sponsor and $150,000 was paid by Marine Thinking. The Company issued seven Extension Notes in the aggregate principal amount of $1,050,000 to the Sponsor in connection with the payment of the Monthly Extension Fee by the Sponsor.

Administrative Services Agreement

The Company is obligated, commencing from July 1, 2024 to pay the Sponsor, a monthly fee of $10,000 for office space, utilities and secretarial and administrative support pursuant to a certain administrative services agreement by and between the Company and the Sponsor dated July 2, 2023 (the “Administrative Services Agreement”). This Administrative Services Agreement will terminate upon completion of the Company’s business combination or the liquidation of the Trust Account to public shareholders. The Company incurred $120,000 for the year ended September 30, 2025, of which $50,000 was included in the accrued expenses.

Policy for Approval of Related Party Transactions

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee, pursuant to a written charter will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We have adopted the audit committee charter. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

MATERIAL U.S. Federal TAX CONSIDERATIONS

Certain Material U.S. Federal Income Tax Considerations

The following is a brief summary of certain material U.S. federal income tax consequences of (i) the Business Combination generally applicable to U.S. Holders (as defined below) of SPAC Class A Shares and SPAC Rights (together, “SPAC Securities”), (ii) the subsequent ownership and disposition of Pubco Class A Shares received by such holders in the Business Combination and (iii) the exercise of redemption rights by U.S. Holders of SPAC Class A Shares.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold SPAC Securities and, after the completion of the Business Combination, will hold Pubco Class A Shares, as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances or status, including:

●	the Sponsor or any member or affiliate thereof;

●	banks or financial institutions;

●	taxpayers that are subject to mark-to-market tax accounting rules;

●	grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	individual retirement and other deferred accounts;

●	broker dealers;

●	personal holding companies;

●	subchapter S corporations;

●	controlled foreign corporations;

●	passive foreign investment companies;

●	partnerships (including entities and arrangements classified as partnerships) for U.S. federal income tax purposes and any beneficial owners of such partnerships;

●	tax-exempt entities (including private foundations);

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	pension plans;

●	cooperatives;

●	government organizations;

●	certain expatriates or former long-term residents of the United States;

●	persons that acquired SPAC Securities as compensation;

●	persons that directly, indirectly, or constructively own five percent or more of the shares of the SPAC or, following the Business Combination, Pubco, by vote or value;

●	persons that hold SPAC Securities, or will hold Pubco Class A Shares, in connection with a trade or business, permanent establishment, or fixed place of business conducted outside the United States;

●	persons that hold SPAC Securities or will hold Pubco Class A Shares, as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (or any entity or arrangement classified as a partnership) for U.S. federal income tax purposes holds SPAC Securities or Pubco Class A Shares, the tax treatment of such partnership and its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding any SPAC Securities or Pubco Class A Shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of the Business Combination, ownership and disposition of Pubco Class A Shares, or the exercise of redemption rights with respect to the SPAC Class A Shares.

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code (the “Treasury Regulations”), and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation.

We have not and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any aspect of the Business Combination or the exercise of redemption rights. There can be no assurance that the IRS will not take positions that are inconsistent with those discussed below or that any such positions could not be sustained by a court.

As used herein, the term “U.S. Holder” means a person that for U.S. federal income tax purposes is a beneficial owner of SPAC Securities or Pubco Class A Shares received pursuant to the Business Combination and is:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. HOLDERS OF SPAC SECURITIES SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO CLASS A SHARES AFTER THE BUSINESS COMBINATION, OR THE REDEMPTION OF THEIR SPAC CLASS A SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Tax Consequences of the Business Combination to U.S. Holders of SPAC Securities

Subject to the qualifications, assumptions and limitations set forth in this section entitled “—Tax Consequences of the Business Combination to U.S. Holders of SPAC Securities,” the following are certain material U.S. federal income tax consequences of the Business Combination to U.S. Holders of SPAC Securities. As used in this section entitled “—Tax Consequences of the Business Combination to U.S. Holders of SPAC Securities,” the term “U.S. Holder” means a U.S. Holder of SPAC Securities.

Separation of a SPAC Unit

No statutory, administrative or judicial authority directly addresses the treatment of an instrument such as a SPAC Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The separation of the SPAC Class A Share and SPAC Right comprising a SPAC Unit is not expected to be a taxable event for U.S. federal income tax purposes. However, because there are no authorities that directly address instruments that are similar to the SPAC Units, no assurance can be given that the IRS or a court will agree with the characterization described herein. The rest of this discussion assumes that the separation of the SPAC Class A Share and SPAC Right comprising a SPAC Unit is not a taxable event for U.S. federal income tax purposes.

Intended Tax Treatment of the Business Combination

As a result of the conversion of the SPAC from a Cayman Islands entity to a Canadian entity, each U.S. Holder is expected to be treated as exchanging its shares in the SPAC for shares in Pubco. For U.S. federal income tax purposes, the parties to the Business Combination Agreement intend to take the position that the SPAC Continuance constitutes a tax-deferred reorganization pursuant to Section 368(a) of the Code (the “Intended Tax Treatment”). Accordingly, the parties intend to treat the SPAC Continuance as a reorganization pursuant to Section 368(a) of the Code and, if so treated, a U.S. Holder would not recognize gain or loss on the deemed exchange of SPAC Class A Shares for Pubco Class A Shares pursuant to the Business Combination.

If the Business Combination qualifies for the Intended Tax Treatment, and subject to the discussion below regarding SPAC Rights and the discussion below under “—Passive Foreign Investment Company (PFIC) Rules”, a U.S. Holder generally should not recognize any gain or loss on the deemed exchange of the SPAC Securities for Pubco Class A Shares. In such case, the aggregate adjusted tax basis of the Pubco Class A Shares deemed received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the SPAC Securities deemed surrendered in the Business Combination in exchange therefor. A U.S. Holder’s holding period for the Pubco Class A Shares received in the deemed exchange should include the holding period for the SPAC Securities deemed surrendered in the exchange.

If the Business Combination fails to qualify for the Intended Tax Treatment, the Business Combination will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that is deemed to exchange its SPAC Securities for Pubco Class A Shares under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Pubco Class A Shares deemed received and (ii) the U.S. Holder’s adjusted tax basis in the SPAC Securities deemed surrendered. A U.S. Holder’s aggregate tax basis in the Pubco Class A Shares deemed received will be their fair market value on the date the U.S. Holder is deemed to receive them. The U.S. Holder’s holding period for the Pubco Class A Shares deemed received pursuant to the Business Combination will begin on the day after the date the U.S. Holder is deemed to receive such Pubco Class A Shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the SPAC Securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to preferential rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the SPAC Class A Shares have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

The completion of the Business Combination is not conditioned on the Business Combination qualifying for the Intended Tax Treatment, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. No party to the Business Combination Agreement has requested an opinion of counsel or a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, even if the parties to the Business Combination Agreement conclude that the Business Combination qualifies for the Intended Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

No party to the Business Combination Agreement, nor any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Business Combination, including whether the Business Combination qualifies for the Intended Tax Treatment. Each U.S. Holder is urged to consult its tax advisors with respect to the qualification of the Business Combination for the Intended Tax Treatment and the tax consequences to them if the Business Combination does not so qualify. The remainder of this discussion assumes that the Business Combination qualifies for the Intended Tax Treatment.

Application of the Passive Foreign Investment Company Rules to the Business Combination

Based upon the composition of its income and assets, as discussed below, SPAC believes that it may be considered a passive foreign investment company (“PFIC”) for its current taxable year that will end as a result of the Business Combination.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code if promulgated will have a retroactive effective date. If finalized in their current form, or if the provisions of Section 1291(f) of the Code are deemed to be self-executing even in the absence of final Treasury Regulations, those proposed Treasury Regulations may require gain recognition (but not loss recognition) to U.S. Holders of SPAC Class A Shares in connection with the Business Combination if:

(1)	the SPAC were classified as a PFIC at any time during such U.S. holder’s holding period for such SPAC Class A Shares; and

(2)	the U.S. holder had not timely made, effective from the first taxable year of its holding period of SPAC Class A Shares during which SPAC qualified as a PFIC: (a) a valid election to treat SPAC as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”), or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such SPAC Class A Shares.

The tax on any such recognized gain would be imposed based on the “excess distribution” rules, discussed below under “—Passive Foreign Investment Company (PFIC) Rules.” However, if Pubco is a PFIC, then the same proposed regulations under Section 1291(f) of the Code would not require U.S. holders of SPAC Class A Shares who is deemed to exchange their SPAC Class A Shares for Pubco Class A Shares to recognize any gain.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted and, further, whether the IRS would take the position that the provisions of Section 1291(f) of the Code are self-executing. Additionally, the treatment of U.S. holders of SPAC Class A Shares who are deemed to exchange their SPAC Class A Shares for Pubco Class A Shares could be materially different from that described above if Pubco is treated as a PFIC for U.S. federal income tax purposes (see discussion below under “—Passive Foreign Investment Company (PFIC) Rules”). Therefore, U.S. Holders of SPAC Class A Shares that have not made a timely QEF election or a mark-to-market election, pursuant to the proposed Treasury Regulations, may be subject to taxation under the PFIC rules on the Business Combination to the extent their SPAC Class A Shares have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE AFFECTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Tax Consequences of Ownership and Disposition of Pubco Class A Shares

Taxation of Distributions

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, the gross amount of distributions made by Pubco to you with respect to the Pubco Class A Shares (including the amount of taxes withheld therefrom, if any) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the preferential capital gains rate applicable to qualified dividend income, provided that (1) the Pubco Class A Shares are readily tradable on an established securities market in the United States, or Pubco is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) Pubco is not a PFIC for either its taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. The United States and Canada have entered into an income tax treaty; however, if Pubco is not eligible for benefits under the U.S.-Canada income tax treaty, clause (1) above is expected to be satisfied only if the Pubco Class A Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Pubco Class A Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include Nasdaq. You are urged to consult your tax advisors regarding the availability of the preferential rate for dividends paid with respect to Pubco Class A Shares, including the effects of any change in law after the date of this prospectus.

Dividends paid with respect to the Pubco Class A Shares will generally constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Pubco with respect to Pubco Class A Shares will generally constitute “passive category income.”

To the extent that the amount of the distribution exceeds Pubco’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Pubco Class A Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Pubco does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution paid with respect to the Pubco Class A Shares will be treated as a dividend.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Pubco Class A Shares

Subject to the discussion below under “—Passive Foreign Investment Company (PFIC) Rules,” a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Pubco Class A Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Pubco Class A Shares, each determined in U.S. dollars. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Pubco Class A Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at preferential rates. The deduction of capital losses is subject to certain limitations.

Consequences of a Redemption of SPAC Class A Shares

In the event that a U.S. Holder’s SPAC Class A Shares are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under “Extraordinary General Meeting of SPAC Shareholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will generally depend on whether the redemption qualifies as a sale of the SPAC Class A Shares under Section 302 of the Code (in which case such redemption would be treated as described above under the heading “ — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Shares”) or rather as a distribution, in which case such redemption would be treated as described above under the heading “ — Taxation of Distributions”.

Generally, whether a redemption qualifies for sale treatment will generally depend on the total number of SPAC Class A Shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder described in the following paragraph) relative to all SPAC Class A Shares outstanding both before and after such redemption (and treating Pubco Class A Shares as SPAC Class A Shares for this purpose). The redemption of SPAC Class A Shares generally will be treated as a sale of the SPAC Class A Shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the tests are satisfied, a U.S. Holder generally takes into account not only SPAC Class A Shares actually owned by the U.S. Holder, but also any SPAC Class A Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, such as the SPAC Rights. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares (including the SPAC Class A Shares and the Pubco Class A Shares deemed received in exchange therefor) actually and constructively owned by the U.S. Holder immediately following the redemption of SPAC Class A Shares must, among other requirements, be less than 80% of the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. Before the Business Combination, the SPAC Class A Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all SPAC Class A Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all SPAC Class A Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of ours. The redemption of the SPAC Class A Shares will generally not be essentially equivalent to a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in SPAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and taxed in the manner described above under the heading “— Taxation of Distributions”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed SPAC Class A Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in other shares constructively owned by such U.S. Holder.

Any income or gain recognized with respect to the redemption of SPAC Class A Shares will be subject to the PFIC rules described below.

U.S. HOLDERS OF SPAC CLASS A SHARES CONTEMPLATING THE EXERCISE OF THEIR REDEMPTION RIGHTS SHOULD CONSULT THEIR TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES THEREOF.

Passive Foreign Investment Company (PFIC) Rules

The U.S. federal income tax treatment of U.S. Holders of SPAC Securities and Pubco Class A Shares could be materially different from that described above due to the application of the PFIC rules.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents may be classified as passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Depending on the closing date of the Business Combination and the composition of Pubco’s income and assets and the estimated value of Pubco’s assets, including goodwill, Pubco may be a PFIC for its current taxable year. Pubco’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of Pubco’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Pubco Class A Shares from time to time, which could be volatile). Furthermore, whether and to which extent Pubco’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including Pubco’s future business plan and the application of laws that are subject to varying interpretation.

In addition, any income or gain recognized by a U.S. Holder electing to have its SPAC Class A Shares redeemed, as described above under “ — Tax Consequences of Ownership and Disposition of Pubco Class A Shares — Consequences of a Redemption of SPAC Class A Shares,” would generally be subject to a special tax and interest charge if such U.S. Holder did not make a qualified electing fund (“QEF”) election for SPAC’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) such shares, a QEF election along with an applicable purging election, or a mark-to-market election (collectively, the “PFIC Elections”).

If Pubco is a PFIC for any taxable year during which a U.S. Holder owns Pubco Class A Shares and any entity in which it owns equity interests is also a PFIC (a “Lower-tier PFIC”), the U.S. Holder will be deemed to own their proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive any proceeds of those distributions or dispositions.

If Pubco (or the SPAC, with respect to U.S. Holders who hold SPAC Securities prior to the Business Combination) is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Pubco Class A Shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its Pubco Class A Shares will be allocated ratably over the U.S. Holder’s holding period for such Pubco Class A Shares. The amounts allocated to the taxable year of the sale or disposition and to any year before Pubco became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its Pubco Class A Shares exceed 125% of the average of the annual distributions on the Pubco Class A Shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner.

In general, a U.S. Holder of SPAC Class A Shares may avoid the adverse PFIC tax consequences described above in respect of the Pubco Class A Shares if it has made and maintains a timely and valid QEF election to include in income its pro rata share of SPAC’s (and its successor Pubco’s) net capital gains (as long-term capital gains) and other earnings and profits (as ordinary income), on a current basis, in each case, whether or not distributed, in the taxable year of the U.S. Holder in which or with which the SPAC’s (or its successor Pubco’s) taxable year ends. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the SPAC or Pubco, as the case may be. In the event that Pubco determines that it is a PFIC, the SPAC will endeavor to make available to U.S. Holders sufficient information to make a timely QEF election with respect to Pubco. There is, however, no assurance that Pubco will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. Accordingly, there can be no assurance that a U.S. Holder will have the information necessary to make a QEF election.

If a U.S. Holder makes a QEF election with respect to its SPAC Class A Shares or Pubco Class A Shares (as applicable) in a year after its first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) SPAC Class A Shares or Pubco Class A Shares, then notwithstanding such QEF election, the adverse tax consequences including the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s SPAC Class A Shares or Pubco Class A Shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such SPAC Class A Shares or Pubco Class A Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the SPAC Class A Shares or Pubco Class A Shares. U.S. Holders are strongly urged to consult their tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, will apply to all subsequent taxable years of the U.S. Holder during which Pubco is a PFIC and such U.S. Holder holds SPAC Class A Shares or Pubco Class A Shares (as applicable), unless revoked by the U.S. Holder with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

If a U.S. Holder has made a QEF election with respect to our SPAC Class A Shares or Pubco Class A Shares (as applicable), and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our SPAC Class A Shares or Pubco Class A Shares generally will be taxable as capital gain and no additional tax or interest charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of our SPAC Class A Shares or Pubco Class A Shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to our SPAC Class A Shares or Pubco Class A Shares for such a taxable year.

It is unclear whether a U.S. Holder of SPAC Rights is entitled to make a QEF election with respect to the SPAC Rights. Under proposed Treasury regulations, for purposes of the PFIC rules, the holding period of SPAC Class A Shares received with respect to SPAC Rights (and the holding period of Pubco Class A Shares received with respect thereto) could include the holding period for the SPAC Rights. Therefore, assuming a QEF election is not available with respect to the SPAC Rights, a U.S. Holder of SPAC Rights may be subject to the general PFIC rules described in the preceding paragraph with respect to the shares underlying the SPAC Rights, even if the U.S. Holder made a QEF election with respect to its other SPAC Class A Shares, unless a purging election is made. U.S. Holders of SPAC Rights should consult their tax advisers regarding whether and how the PFIC rules apply to their SPAC Rights or the underlying SPAC Class A Shares.

Alternatively, if a U.S. Holder owns shares in a company that is a PFIC and the shares are “regularly traded” on a “qualified exchange,” such U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The SPAC Class A Shares and Pubco Class A Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the SPAC Class A Shares or Pubco Class A Shares, as applicable, are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the SPAC Class A Shares are listed and the Pubco Class A Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes (or has made) the mark-to-market election for the first taxable year of the SPAC or Pubco in which it is or was treated as a PFIC with respect to such U.S. Holder, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the SPAC Class A Shares or Pubco Class A Shares (as applicable) at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the SPAC Class A Shares or Pubco Class A Shares (as applicable) over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the mark-to-market election, the U.S. Holder’s tax basis in the SPAC Class A Shares or Pubco Class A Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of SPAC Class A Shares or Pubco Class A Shares in a year in which Pubco is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on SPAC Class A Shares or Pubco Class A Shares will be treated as discussed under the heading “ —Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official IRS guidance that would give them the right to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded, and, therefore, the general rules applicable to ownership of a PFIC described above could continue to apply to a U.S. Holder with respect to any Lower-tier PFIC of Pubco, even if the U.S. Holder made a mark-to-market election with respect to the SPAC Class A Shares or Pubco Class A Shares.

If Pubco is (or is treated with respect to a particular U.S. Holder as) a PFIC for any taxable year during which a U.S. Holder owns any Pubco Class A Shares, subject to certain limited exceptions set forth in applicable Treasury Regulations, the U.S. Holder will be required to file IRS Form 8621 with the IRS with respect to Pubco and any Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the effect of whether Pubco is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of Pubco Class A Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of Pubco Class A Shares (including constructive dividends), and the proceeds received on the disposition of Pubco Class A Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients. Information reporting requirements will also apply to redemptions from U.S. Holders of SPAC Class A Shares. Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Pubco Class A Shares, subject to certain exceptions (including an exception for Pubco Class A Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Pubco Class A Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Pubco Class A Shares.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules, if any, may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Cayman Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to SPAC levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of SPAC Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the SPAC Shares, as the case may be, nor will gains derived from the disposal of the SPAC Shares be subject to Cayman Islands income or corporation tax.

DESCRIPTION OF PUBCO SHARES AFTER THE BUSINESS COMBINATION21

A summary of the material provisions governing Pubco’s share capital immediately following the completion of the Transactions is described below. This summary is not complete and should be read together with Pubco’s New Articles and New Bylaws, to be effective upon completion of the Transactions, a copy of which is appended to this proxy statement/prospectus as Annex B and Annex C.

The following descriptions of share capital and provisions of Pubco’s New Articles and New Bylaws are summaries and are qualified by reference to Pubco’s New Articles and New Bylaws. The description of Pubco Class A Shares reflects changes to Pubco’s capital structure that will occur upon the closing of the Business Combination Agreement.

The SPAC’s authorized capital immediately following the completion of the Transaction will consist of an unlimited number of Class A Shares, without par value, and an unlimited number of Class B Shares, without par value, of which [♦] Class A Shares, and Nil Class B Shares, respectively, are expected to be issued and outstanding immediately following the completion of the Transaction.

For the purposes of this section:

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the SPAC, with one or more businesses or entities (each a target business), which Business Combination: (a) must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any taxes payable on the interest earned on the trust account); and (b) must not be effectuated solely with another blank cheque company or a similar company with nominal operations;

“IPO” means the SPAC’s initial public offering of securities; and

“Ordinary Resolution” means a resolution of a duly constituted general meeting of the SPAC passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote thereon. The expression also includes a unanimous written resolution.

Voting Rights

The holders of Class A Shares and Class B Shares will be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the SPAC and to one vote for each Class A Share or Class B Share, respectively, held, provided that, prior to the closing of a Business Combination, the holders of Class A Shares shall have no right to vote on the appointment or removal of any director. This restriction will terminate upon closing of a Business Combination.

Dividends

The holders of Class A Shares and Class B Shares, subject to the CBCA and the New Bylaws, shall be entitled to dividends if, as and when declared by the board of directors. Dividends may be paid by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the SPAC or, subject to the CBCA, may be paid in money or property.

Winding-Up

In the event of the liquidation, dissolution or winding up, or other distribution of the assets of the SPAC among its shareholders for the purpose of winding-up its affairs or upon the reduction or return of capital by the SPAC, the holders of Class A Shares and Class B Shares will be entitled to receive any distribution of the property and assets of the SPAC in equal amounts per share without preference or distinction.

Conversion

The Class B Shares shall convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; or (b) automatically at the time of the consummation of the Corporation’s initial Business Combination.

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares, or any other equity-linked securities, are issued, or deemed issued, by the SPAC in excess of the amounts offered in the IPO and related to the consummation of the initial Business Combination, all issued Class B Shares shall automatically be converted into such number of Class A Shares on the first business day following the consummation of the SPAC’s initial Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, to 20% of the sum of:

(i).	the total number of Class A Shares outstanding upon the completion of the IPO (including pursuant to the over-allotment option excluding private placement shares), plus

(ii).	the total number of Class A Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued or rights issued or deemed issued, by the SPAC in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and any units to be issued to the relevant holder of Class B Shares upon conversion of working capital loans, if any.

References in the prior paragraph to converted, conversion or exchange shall mean the compulsory redemption without notice of Class B Shares of any shareholder and, on behalf of such shareholders, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Shares necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such shareholder or in such name as the shareholder may direct.

Notwithstanding anything to the contrary in this section, in no event may any Class B Shares convert into Class A Shares at a ratio that is less than one-for-one. Each Class B Shares shall convert into its pro rata number of Class A Shares as set forth in this Section 2.3(i). The pro rata share for each holder of Class B Common shares will be determined as follows: Each Class B Shares shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued Class B Shares shall be converted pursuant to this Article and the denominator of which shall be the total number of issued Class B Shares at the time of conversion.

The special rights, privileges, restrictions and conditions described above shall automatically terminate and be of no further force or effect, without any further act or approval, upon the closing of the SPAC’s initial Business Combination, and from such time the Class A Shares and Class B Shares shall rank pari passu in all respects, shall have the same rights, privileges, restrictions, and conditions and shall vote together as a single class on all matters.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of the shareholders of Eureka and the relative powers of the Eureka Board are governed by Cayman Islands laws and the SPAC’s current Organizational Documents. Pursuant to the Business Combination Agreement and subject to the terms and conditions contained therein, in connection with the Business Combination, the SPAC proposes to be continued from the Cayman Islands to Canada, and continue as a company existing under the CBCA. This transaction is known as a “continuance” under the Canadian law. Upon the SPAC Continuance, Cayman Islands law will cease to apply to the SPAC, and the SPAC will thereupon become subject to the CBCA. As of the Effective Time of the SPAC Continuance, the SPAC’s current Organizational Documents will be replaced with the post-continuance New Articles and New Bylaws under the CBCA. The SPAC, from and after the completion of the SPAC Continuance, is referred to herein as “Pubco.”

The following is a summary of comparison of the material differences between the rights of SPAC shareholders under the SPAC’s current Organizational Documents and Cayman law, and the rights of Pubco’s shareholders under Pubco’s Organizational Documents to be effective upon completion of the SPAC Continuance. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or Nasdaq listing requirements or of the SPAC’s governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the SPAC’s current Organizational Documents, Pubco’s New Articles and New Bylaws, applicable Cayman law and applicable Canada law.

	SPAC Before the SPAC Continuance	SPAC After the SPAC Continuance
Authorized and Outstanding Capital Stock	The authorized share capital of the SPAC is US$50,000 divided into 390,000,000 Class A Shares of a par value of US$0.0001 each, 100,000,000 Class B Shares of par value US$0.0001 each and 10,000,000 preference shares of par value US$0.0001 each. As of the date of this proxy statement/prospectus, there are 3,388,233 SPAC Class A Shares and 1,437,500 SPAC Class B Shares issued and outstanding.	The Pubco’s authorized capital immediately following the Business Combination will consist of an unlimited number of Pubco Class A Shares, without par value, and an unlimited number of Pubco Class B Shares, without par value, of which [ ] Pubco Class A Shares, and Nil Pubco Class B Shares, respectively, are expected to be issued and outstanding immediately following the completion of the Business Combination.

Special Meeting of Shareholder or Shareholders

An annual general meeting of the SPAC shall be held no later than one year after the first financial year end occurring after its initial public offering, and shall be held in each year thereafter at such time as determined by the directors and the SPAC may, but shall not be obliged to, in each year hold any other general meeting, unless otherwise required by the applicable laws.

The directors of the SPAC must also call a general meeting if requisitioned by one or more shareholders who together hold at least 40% of the rights to vote at such general meeting.

Under the CBCA, the first annual meeting must be held within 18 months of incorporation. Each subsequent annual meeting must be held within 15 months of the previous annual meeting unless extended by court order. Subject to the CBCA, the annual general meeting will be held on the date and at the time determined by the Board.

In addition, the Board may at any time call a special meeting of shareholders to be held on the date and at the time determined by the Board.

Action by Written Consent	The Cayman Companies Act and the SPAC’s Organizational Documents allow a special resolution or an ordinary resolution to be passed in writing if signed by all the voting shareholders.	The CBCA provides that a resolution in writing signed by all the shareholders of Pubco entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

Quorum	One or more shareholders who together hold not less than one-third of the shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum; provided that a quorum in connection with any meeting that is convened to vote on a business combination shall be a majority of the shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.	The holders of shares representing, in aggregate, 5% of the shares entitled to vote at a meeting of shareholders, whether present in person or represented by proxy

Notice of Meetings	At least five clear days’ notice of a general meeting must be given to shareholders.	Notice of the time and place of each meeting of shareholders will be given not less than 21 days before the date of the meeting, to each director, to the auditor of the SPAC, and to each shareholder who is entitled to vote at the meeting, unless the New Bylaws or applicable law otherwise provide.

Advance Notice Provisions

At least five clear days’ notice of a general meeting must be given to the shareholders of SPAC, provided that a general meeting of the SPAC shall, whether or not the notice specified above has been given and whether or not the provisions of the articles of association of the SPAC regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares of the SPAC giving that right.

Pursuant to the New Bylaws, for an annual shareholders’ meeting, a shareholder nominating a person for election to the Board must provide notice to the SPAC’s Corporate Secretary not less than 30 nor more than 65 days prior to the date of the meeting (or, if the meeting is to be held less than 50 days after the date on which the first public announcement of the meeting’s date was made, then notice must be given to the SPAC not later than the close of business on the 10th day following such public announcement). For a special shareholders’ meeting which is not also an annual meeting, a shareholder nominating a person for election to the Board must provide notice to the SPAC’s Corporate Secretary not later than the close of business on the 15th day following the date on which the first public announcement of the meeting’s date was made. The advance notice provisions ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning nominees, and can thereby exercise their voting rights in an informed manner. In addition, these provisions assist in facilitating an orderly and efficient meeting process.

Charter Amendments	Subject to the Cayman Companies Act, the SPAC may, by special resolution, amend its memorandum and articles of association.	Under the CBCA, changes to the by-laws of a corporation generally require shareholder approval by ordinary resolution. Fundamental changes to the articles of a corporation, such as an alteration of special rights and restrictions attached to the issued shares, increases or decreases in the authorized capital, a proposed amalgamation or continuation of a corporation out of the jurisdiction, an alteration of any restrictions on the business carried on by the corporation, and changes in the name of the corporation generally require special resolutions passed by not less than 66 2/3% of the votes cast by the shareholders voting on the resolutions authorizing the alteration at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, special resolutions passed by not less than 66 2/3% of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

Size of Board, Election of Directors	Unless otherwise determined by ordinary resolution, the minimum number of directors shall be one and the maximum shall be ten.

Under the New Articles, the SPAC shall have a minimum of 1 and a maximum of 10 directors. The number to be elected to the board will be the number within that minimum and maximum elected at the annual meeting of shareholders.

Under the CBCA, at least one-quarter of a corporation’s directors must be resident Canadians, however, if a corporation has less than four directors, at least one director must be a resident Canadian. Additionally, at least two of the directors of a distributing corporation must not be officers or employees of a corporation or its affiliates.

Prior to the closing of a business combination, the SPAC may by ordinary resolution of the holders of the SPAC Class B Shares appoint any person to be a director or may by ordinary resolution of the holders of the SPAC Class B Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination holders of SPAC Class A Shares shall have no right to vote on the appointment or removal of any director.

After the closing of a business combination, the SPAC may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director.

Removal of Directors

Prior to the closing of a business combination, the SPAC may by ordinary resolution of the holders of the SPAC Class B Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination holders of SPAC Class A Shares shall have no right to vote on the removal of any director.

After the closing of a business combination, the SPAC may by ordinary resolution remove any director.

The CBCA provides that the shareholders of a corporation may remove one or more directors by an ordinary resolution at a special meeting. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Board Vacancies and Newly Created Directorships	The directors of the SPAC shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Subject to the CBCA and the New Articles, a quorum of the board of directors may fill a vacancy among the directors, except a vacancy resulting from:

(i) a failure to elect the number or minimum number of directors required to be elected at any meeting of shareholders; or

(ii) an increase in the number or the minimum or maximum number of directors provided for in the New Articles.

A quorum of the board of directors will not fill a vacancy in circumstances where the holders of any class or series of shares have an exclusive right to elect one or more directors and a vacancy occurs among those directors. In those circumstances the vacancy will be filled only in accordance with the CBCA and the New Articles.

Subject to the CBCA, if there is not a quorum of the board of directors, or if the vacancy has arisen in the two circumstances described above, the directors then in office will immediately call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

Limitation of Liability of Directors and Officers and indemnification

Cayman Islands law allows the SPAC to indemnify its directors, officers and auditors acting in relation to any of the affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as the directors, officers and auditors.

Under the SPAC’s amended and restated memorandum and articles of association, the SPAC may indemnify its directors and officers to, among other persons, its directors and officers from and against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained in or about the conduct of the SPAC’s business or affairs or in the execution or discharge of their or any of their duties, powers, authorities or discretions, except such (if any) as they shall incur or sustain through their own actual fraud, willful default or willful neglect. The SPAC may purchase a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures the SPAC against its obligations to indemnify our officers and directors.

Except as otherwise provided in the CBCA, no director or officer will be liable for any loss, cost, damage, expense or other misfortune incurred or suffered by the SPAC, unless it results through his or her failure, when exercising the powers and discharging the duties of his or her office, to act honestly and in good faith with a view to the best interests of the SPAC, or to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification, Insurance, and Advancement of Expenses

To the extent permitted by applicable law, the SPAC shall indemnify each existing or former secretary, director (including alternate director), and other officer of the SPAC (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary, director or officer in or about the conduct of the SPAC’s business or affairs or in the execution or discharge of the existing or former secretary’s, director’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former secretary, director or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the SPAC or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

Such indemnity only applies if the directors are of the view that, in the absence of fraud, wilful default or wilful neglect, such existing or former secretary, director or officer acted honestly and in good faith with a view to what the person believes is in the best interests of the SPAC and, in the case of criminal proceedings, such person had no reasonable cause to believe that their conduct was unlawful. No such existing or former secretary, director or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect.

Subject to the CBCA, the SPAC will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the SPAC’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of his or her association with the SPAC or other entity if:

(i) he or she acted honestly and in good faith with a view to the best interests of the SPAC or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the SPAC’s request; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

The right to indemnity will include the right to the advance of moneys from the SPAC for the costs, charges and expenses of a proceeding referred to above, which moneys must be repaid if the individual to whom they were advanced has not fulfilled the conditions set out above. The SPAC will also indemnify the persons listed above in any other circumstances that the CBCA permits or requires. Subject to the CBCA, the SPAC may purchase and maintain insurance for the benefit of any directors and officers against any liabilities and in any amounts as the Board may determine and as are permitted by the Act.

Power of Inspection	Shareholders of Cayman Islands exempted companies like the SPAC have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies.	Pursuant to the CBCA, shareholders of a corporation may examine the corporate records during the usual business hours of the corporation, and may take extracts from the records, free of charge.

Right to Information

Shareholders of the SPAC are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by ordinary resolution.

Shareholders of Cayman Islands exempted companies like the SPAC have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than copies of the memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by the shareholders of such companies).

The SPAC shall, not less than 21 days before each annual meeting of shareholders or before the signing of consent resolution of the shareholders in lieu of the annual meeting, send a copy of the annual financial statements to each shareholder, except a shareholder who has informed the corporation in writing that he or she does not want a copy of those documents.

Right to Dividends	The board of directors of the SPAC has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.	Subject to the CBCA and the New Articles, the board of directors may declare, and the SPAC may pay, dividends to the shareholders according to their respective rights and interests in the SPAC. Dividends may be paid by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the SPAC or, subject to the CBCA, may be paid in money or property.

Appraisal Right	Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

The CBCA provides for a right of dissent if the SPAC is subject to certain court orders listed in under paragraph 192(4)(d) of the CBCA that affects the shareholder, or if the SPAC resolves to

(i) amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(ii) amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(iii) amalgamate otherwise than under a vertical short-form amalgamation;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property; or

(f) carry out a going-private transaction or a squeeze-out transaction.

Board Fiduciary Duties	As a matter of Cayman Islands law, the directors of the SPAC owe fiduciary duties to the SPAC and not directly to the shareholders, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in the best interests of the SPAC as a whole.	The directors and officers of a corporation existing under the CBCA, in exercising their powers and discharging their duties, owe a fiduciary duty to act honestly and in good faith with a view to the best interests of the corporation. The fiduciary duty is owed to the corporation and not to shareholders. In acting in the best interests of the corporation, directors may consider the factors enumerated which includes the interests of shareholders and other stakeholders.

PUBCO SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the Transactions, Pubco will have [●] Pubco Class A Shares issued and outstanding, based on the assumptions set out elsewhere in this proxy statement/prospectus. Following the closing of the Transactions, Pubco Class A Shares will be freely transferable by persons other than by Pubco’s “affiliates” without restriction or further registration under the Securities Act, except [●] Pubco Class A Shares held by the Sponsor, and [●] Pubco Class A Shares to be issued to certain shareholders of the Company, which are subject to the lock-up and certain resell restrictions described below. The remaining Pubco Class A Shares held by its shareholders are subject to securities law restrictions, though may still be sold under Rule 144 of the Securities Act. Sales of substantial amounts of Pubco Class A Shares in the public market could adversely affect prevailing market prices of the Pubco Class A Shares.

Lock-up Periods

At the Closing, each of the SPAC Sponsor and certain of the Company Shareholders will enter into a lock-up agreement, pursuant to which (i) the SPAC Sponsor agrees on certain restrictions on transfer of Pubco Class A Shares into which SPAC Class B Shares held by the SPAC Sponsor were exchanged in the SPAC Continuance; and (ii) certain of the Company Shareholders agree on certain restrictions on transfer of Pubco Class A Shares held by them immediately after the Closing, including any shares issuable upon the exercise of any rights, options, warrants or other securities to purchase any Pubco Class A Shares held by them immediately after the Closing, or any rights, options, warrants or other securities convertible into or exercisable or exchangeable for any Pubco Class A Shares held by them immediately after the Closing. The lock-up period commences on the Amalgamation Effective Time and continues until the earlier of (i) three-hundred and sixty-five (365) days after the Closing, or (ii) the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Pubco Class Shares or other equity securities of Pubco for cash, securities or other property.

Rule 144

Pursuant to Rule 144 under the Securities Act, a person who has beneficially owned restricted Pubco Class A Shares for at least six months would, subject to the restrictions noted in the section below, be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Pubco at the time of, or at any time during the three months preceding, a sale and (ii) Pubco has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Pubco was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Pubco Class A Shares for at least six months but who are affiliates of Pubco at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of the Pubco Class A Shares then outstanding; or

●	the average weekly reported trading volume of the Pubco Class A Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the SPAC under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

●	at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after consummation of the Transactions, reflecting its status as an entity that is not a shell company.

Distribution and Resale of SPAC Class A Shares under Canadian Securities Law

The SPAC Class A Shares received by the Company Shareholders at Closing of the Business Combination will not be legended and may be resold in each of the provinces and territories of Canada, provided that: (i) Marine Thinking Holdings Inc. is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade (subject to the abridgment of such four month period upon Marine Thinking Holdings Inc. becoming a reporting issuer by filing a non-offering prospectus in the provinces of Nova Scotia, Ontario and British Columbia); (ii) the trade is not a “control distribution” (as defined in National Instrument 45-102 – Resale of Securities (“NI 45-102”)); (iii) no unusual effort is made to prepare the market or create a demand for the security that is the subject of the trade; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling securityholder is an insider or officer of Marine Thinking Holdings Inc. (as defined under applicable Canadian securities legislation), the insider or officer has no reasonable grounds to believe that Marine Thinking Holdings Inc. is in default of applicable Canadian securities legislation. Following Closing of the Business Combination, Marine Thinking Holdings Inc. is expected to become a reporting issuer in the provinces of Nova Scotia, Ontario and British Columbia by filing a non-offering prospectus. Each holder of SPAC Class A Shares is urged to consult the holder’s professional advisors with respect to applicable restrictions. For more information on the Canadian Prospectus, see the section in this proxy statement/prospectus entitled “Canadian Prospectus.”

PRICE RANGE OF SECURITIES AND DIVIDEND INFORMATION

Market Price of SPAC Units, SPAC Class A Shares and SPAC Rights

The SPAC Class A Shares and Rights are trading on the Nasdaq Capital Market under the symbols “EURK” and “EURKR,” respectively. Public Units not separated will continue to trade on Nasdaq under the symbol “EURKU.”

The closing price of SPAC Units, SPAC Class A Shares and SPAC Rights on October 28, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.89, $10.82 and $0.23, respectively. As of [●], 2026, the record date, the closing price for SPAC Units, SPAC Class A Shares and SPAC Rights was $[●], $[●] and $[●], respectively.

Holders of SPAC Units, SPAC Class A Shares and SPAC Rights should obtain current market quotations for their securities. The market price of SPAC’s securities could vary at any time before the Transactions.

Holders of SPAC Securities

As of [●], 2026, there were [●] holder(s) of record of SPAC Units, [●] holder(s) of record of SPAC Class A Shares, and [●] holder(s) of record of SPAC Rights.

Dividends of SPAC Securities

The SPAC has not paid any cash dividends on the SPAC Class A Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Transactions. The payment of any cash dividends subsequent to the Transactions will be within the discretion of the board of directors of the combined company at such time. In addition, the SPAC’s board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if the SPAC or the Company incurs any indebtedness in connection with the Transactions or otherwise, the ability of the combined company to declare dividends may be limited by restrictive covenants that such parties may agree to in connection therewith.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Upon completion of the Transactions, Pubco’s shareholders will be entitled to attend and participate in Pubco’s annual regular and/or extraordinary general meetings of shareholders. Pubco will provide notice of the date on which its annual regular and/or extraordinary general meeting will be held in accordance with the Organizational Documents and Canada law.

APPRAISAL RIGHTS UNDER THE CAYMAN ISLANDS LAW

Holders of record of SPAC Shares do not have appraisal rights in connection with the Business Combination or the SPAC Continuance under the Cayman Companies Act.

ENFORCEABILITY OF CIVIL LIABILITY

The SPAC is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Accordingly, you may have difficulty serving legal process within the United States upon the SPAC. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against the SPAC in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that Cayman courts would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, the SPAC may be served with process in the United States with respect to actions against the SPAC arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of the SPAC’s securities by serving the SPAC’s U.S. agent irrevocably appointed for that purpose.

LEGAL MATTERS

The validity of the Pubco Shares offered by this proxy statement/prospectus and certain other Canada legal matters will be passed upon for the SPAC by DLA Piper (Canada) LLP. Certain legal matters relating to U.S. law, including the material U.S. federal income tax consequences of the Transactions to U.S. Holders, will be passed upon for the SPAC and Pubco by Loeb & Loeb LLP. Certain Cayman legal matters will be passed upon for the SPAC by Ogier.

EXPERTS

The financial statements of the SPAC as of and for the years ended September 30, 2024 and 2025 have been included herein in reliance upon the report of Marcum Asia CPAs LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Marine Thinking Inc. as of and for the years ended April 30, 2025 and 2024 have been audited by MNP LLP (“MNP”), Chartered Professional Accountants and Licensed Public Accountants, located in Toronto, Ontario. MNP has advised us that they are independent of the Company in compliance with PCAOB Rule 3520 and within the meaning of federal securities laws administered by the SEC.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, the SPAC and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of SPAC’s proxy statement/prospectus. Upon written or oral request, SPAC will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such document may likewise deliver single copies of such document in the future. Shareholders may notify SPAC of their requests by writing or calling SPAC at its principal executive offices at Eureka Acquisition Corp, 14 Prudential Tower, Singapore, attention: [●].

TRANSFER AGENT AND REGISTRAR

The transfer agent for the SPAC’s and for Pubco’s securities will be [●].

WHERE YOU CAN FIND MORE INFORMATION

The SPAC has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

The SPAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on the SPAC at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Transactions, you should contact via phone or in writing:

Eureka Acquisition Corp
14 Prudential Tower
Singapore
Attention: Fen Zhang, Chief Executive Officer
(+1) 949 899 1827

or

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Individuals call toll-free: 1-877-870-8565

Brokers call: 1-206-870-8565

Email: ksmith@advantageproxy.com

To obtain timely delivery of the documents, you must request them no later than [five] business days before the date of the extraordinary general meeting, or no later than         , 2026.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. All information contained or incorporated by reference in this proxy statement/prospectus relating to the SPAC has been supplied by the SPAC, and all such information relating to the Company has been supplied by the Company. Information provided by either the SPAC or the Company does not constitute any representation, estimate or projection of any other party.

Neither the SPAC, Amalgamation Sub nor the Company has authorized anyone to give any information or make any representation about the Transactions or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Unaudited Financial Statements:
Unaudited Condensed Interim Consolidated Balance Sheets	F-24
Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	F-25
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-26
Unaudited Condensed Interim Consolidated Statements of Cash Flows	F-27
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Eureka Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eureka Acquisition Corp. (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operation, shareholders’ (deficit) equity and cash flows for each of the two years ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before January 3, 2026 or by making additional contributions to the trust to extend the business combination deadline by an additional 6 months through July 3, 2026. The Company entered into a business combination agreement with a business combination target on October 29, 2025; however, the completion of this transaction is subject to the approval of the Company’s stockholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to July 3, 2026, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after July 3, 2026, in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, NY

December 12, 2025

EUREKA ACQUISITION CORP
BALANCE SHEETS

	As of September 30,
	2025	2024
Assets
Current Assets
Cash	$51,431	$670,352
Prepaid expenses	47,877	63,845
Total Current Assets	99,308	734,197

Deferred offering costs	—	—
Investments held in Trust Account	31,338,322	58,109,787
Total Assets	$31,437,630	$58,843,984

Liabilities, Shares Subject to Redemption, and Shareholders’ (Deficit) Equity
Current Liabilities
Accounts payable and accrued expenses	$174,581	$39,723
Due to related party -administrative service fee	50,000	10,000
Promissory note – related party	500,000	—
Total Current Liabilities	724,581	49,723
Total Liabilities	724,581	49,723

Commitments and Contingencies (Note 6)

Class A ordinary shares subject to possible redemption, $0.0001 par value, 390,000,000 shares authorized, 2,930,233 shares and 5,750,000 shares issued and outstanding as of September 30, 2025 and 2024, respectively	31,338,322	55,929,275

Shareholders’ Equity
Preference shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 390,000,000 shares authorized, 458,000 shares (excluding 2,930,233 shares and 5,750,000 shares subject to possible redemption as of September 30, 2025 and 2024, respectively)	46	46
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 1,437,500 shares issued and outstanding as of September 30, 2025 and 2024(1)	144	144
Additional paid-in capital	—	2,614,400
Retained earnings (accumulated deficit)	(625,463)	250,396
Total Shareholders’ (Deficit) Equity	(625,273)	2,864,986
Total Liabilities, Shares Subject to Redemption, and Shareholders’ (Deficit) Equity	$31,437,630	$58,843,984

The accompanying notes are an integral part of these financial statements.

EUREKA ACQUISITION CORP
STATEMENTS OF OPERATIONS

	For the Year Ended September 30,
	2025	2024
General and administrative expenses	$859,747	$354,066
Loss from operations	(859,747)	(354,066)
Other income:
Interest income	2,230,500	609,787
Income before income taxes	1,370,753	255,721
Income taxes provision	—	—
Net income	$1,370,753	$255,721

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	5,039,264	1,387,978
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.44	$0.56
Basic and diluted weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	1,895,500	1,548,308
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.44)	$(0.34)

The accompanying notes are an integral part of these financial statements.

EUREKA ACQUISITION CORP
STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

For the Year Ended September 30, 2025

						Retained
	Ordinary Shares				Additional	Earnings	Total
	Class A		Class B		Paid-in	(Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance as of September 30, 2024	458,000	$46	1,437,500	$144	$2,614,400	$250,396	$2,864,986
Accretion of carrying value to redemption value	—	—	—	—	(2,614,400)	(1,796,612)	(4,411,012)
Extension fees deposited into trust account						(450,000)	(450,000)
Net income	—	—	—	—	—	1,370,753	1,370,753
Balance as of September 30, 2025	458,000	$46	1,437,500	$144	$—	$(625,463)	$(625,273)

For the Year Ended September 30, 2024

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Retained	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance as of September 30, 2023	—	$—	1,437,500	$144	$24,856	$(5,325)	$19,675
Issuance of Private Placement Units	228,000	23	—	—	2,279,977	—	2,280,000
Issuance of representative shares	230,000	23	—	—	301,277	—	301,300
Issuance of Public Rights, net of issuance cost of $45,930	—	—	—	—	1,219,070	—	1,219,070
Transfer Class B shares to independent directors	—	—	—	—	38,479	—	38,479
Accretion of carrying value to redemption value	—	—	—	—	(1,249,259)	—	(1,249,259)
Net income	—	—	—	—	—	255,721	255,721
Balance as of September 30, 2024	458,000	$46	1,437,500	$144	$2,614,400	$250,396	$2,864,986

The accompanying notes are an integral part of these financial statements.

EUREKA ACQUISITION CORP
STATEMENTS OF CASH FLOWS

	For the Year Ended September 30,
	2025	2024
Cash Flows from Operating Activities:
Net income (loss)	$1,370,753	$255,721
Adjustment to reconcile net loss to net cash used in operating activities:
Stock-based compensation	—	38,479
Interest earned on marketable securities held in Trust Account	(2,230,500)	(609,787)
Changes in operating assets and liabilities:
Prepaid expenses	15,968	(16,645)
Due to a related party	40,100	10,000
Accounts payable and accrued expenses	134,758	39,723
Net Cash Used in Operating Activities	(668,921)	(282,509)

Cash Flows from Investing Activities:
Cash deposited in trust account	(450,000)	—
Cash withdrawn from Trust Account to pay public shareholder redemptions	29,451,965	—
Purchase of investment held in Trust Account	—	(57,500,000)
Net Cash Used in Investing Activities	29,001,965	(57,500,000)

Cash Flows from Financing Activities:
Proceeds from sale of public units	—	57,500,000
Proceeds from sale of private placement units	—	2,280,000
Proceeds from issuance of promissory note to related party	500,000	377,500
Payment of underwriter commissions	—	(862,500)
Repayment of promissory note - related party	—	(481,511)
Repayment of due to related party	—	(1,056)
Payment of public shareholder redemptions	(29,451,965)	—
Payment of offering costs	—	(359,572)
Net Cash Provided by Financing Activities	(28,951,965)	58,452,861

Net Change in Cash	(618,921)	670,352

Cash, Beginning of Year	670,352	—
Cash, End of Year	$51,431	$670,352

Supplemental Disclosure of Cash Flow Information:
Deferred offering costs paid via promissory note – related party	$—	$—
Reversal of offering costs being waived	$—	$(100,000)
Accretion of carrying value to redemption value of Class A redeemable ordinary shares	$4,411,012	$1,249,259

The accompanying notes are an integral part of these financial statements.

EUREKA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Business Operation and Going Concern Consideration

Eureka Acquisition Corp (the “Company” or “Eureka”) is a blank check company incorporated in the Cayman Islands on June 13, 2023. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which is referred to as a “target business.” (the “Business Combination”) The Company does not have any specific Business Combination under consideration and the Company has not (nor has anyone on its behalf), directly or indirectly, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction. The Company’s efforts to identify a prospective target business will not be limited to a particular industry or geographic location but will initially focus on Asia. The Company may consummate a Business Combination with an entity located in People’s Republic of China (“PRC” including Hong Kong and Macau). Further, due to the fact that a majority of the Company’s executive officers and directors are located in or have significant ties to China, it may make us a less attractive partner to certain potential target businesses, including non-China or non-Hong Kong-based target companies, and such perception may potentially limit or negatively impact its search for an initial Business Combination or may therefore make it more likely for the Company to consummate a Business Combination with a company based in or having the majority of its operations in PRC and/or Hong Kong. The Company has selected September 30 as its fiscal year end.

As of September 30, 2025, the Company had not commenced any operations. For the period from June 13, 2023 (inception) through September 30, 2025, the Company’s efforts have been limited to organizational activities as well as activities related to the initial public offering (the “IPO”) described below, and subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and/or interest income from the proceeds derived from the IPO and sale of Private Units (as defined below).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company’s founder and sponsor is Hercules Capital Management Corp, a British Virgin Islands company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the IPO (see Note 3) and a private placement to the initial shareholder (see Note 4).

The registration statement for the Company’s IPO was declared effective on July 1, 2024. On July 3, 2024, the Company consummated its IPO of 5,000,000 units (“Units”). Each Unit consists of one Class A ordinary share, $0.0001 par value per share, and one right to receive one-fifth of one Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000. On July 3, 2024, the underwriter notified the Company of its exercise of the over-allotment option in full to purchase additional 750,000 Units (the “Option Units”) of the Company (the “Over-Allotment Option”). As a result, on July 8, 2024, 750,000 Units were sold to the underwriter at an offering price of $10.00 per Option Unit (the “Option Units” and together with the Units, collectively, the “Public Units”), generating gross proceeds of $7,500,000.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement of 216,750 units (the “Initial Private Placement Units”) to the Sponsor at a price of $10.00 per Initial Private Placement Unit, generating total proceeds of $2,167,500, which is described in Note 4. Simultaneously with the issuance and sale of the Option Units, the Company completed a private placement sale of additional 11,250 units (the “Additional Private Units” and together with the Initial Private Placement Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating gross proceeds of $112,500.

Transaction costs amounted to $1,600,914 consisting of $862,500 underwriting commissions which were paid in cash at the closing date of the IPO and Over-allotment Option, $301,300 of the Representative Shares (discussed in the below), $150,000 of underwriter expenses, and $287,114 of other offering costs. At the closing date of the IPO and Over-allotment Option, cash of $827,216 was held outside of the Trust Account (as defined below) and is available for the payment of accrued offering costs and for working capital purposes.

In conjunction with the IPO, the Company issued to the underwriter 200,000 Class A ordinary shares for no consideration (the “Representative Shares”) with an estimated fair value of $262,000. In connection with the issuance and sales of the Option Units, the Company issued an additional 30,000 Representative Shares with an estimated fair value of $39,300 to the underwriter. The fair value of the Representative Shares accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs.

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the balance in the Trust Account (as defined below), (less any taxes payable on interest earned) at the time of execution of the definitive agreement in connection with its initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company does not believe that its anticipated principal activities will subject the Company to the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, management has agreed that at least $10.00 per Public Unit sold in the IPO would be held into a U.S.-based trust account (“Trust Account”). The funds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury or in an interest bearing or non-interest bearing demand deposit account. Except with respect to divided and/or interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s tax obligation, if any, the proceeds from the IPO and the sale of the Private Units that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of our public shares if the Company does not complete the Company’s initial Business Combination by July 3, 2025 (or up to January 3, 2026 if the Company extends the period of time to consummate a Business Combination two times, each by an additional three months) (the “Combination Period”) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the Company’s public shares if the company are unable to complete their initial Business Combination within Combination Period, subject to applicable law. In no other circumstances will a public shareholder have any right or interest of any kind to or in the Trust Account.

The Company will provide the holders of public shares with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

The Company has determined not to consummate any Business Combination unless the Company has net tangible assets of at least $5,000,001 upon such consummation in order to avoid being subject to Rule 419 promulgated under the Securities Act. However, if the Company seeks to consummate an initial Business Combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the Trust Account upon consummation of such initial Business Combination, its net tangible asset threshold may limit the Company’s ability to consummate such initial Business Combination (as the Company may be required to have a lesser number of shares redeemed) and may force the Company to seek third party financing which may not be available on terms acceptable to the Company or at all. As a result, the Company may not be able to consummate such an initial Business Combination and the Company may not be able to locate another suitable target within the applicable time period, if at all.

The Company currently has until January 3, 2026 (or up to July 3, 2026 if the Company extends the period of time to consummate a Business Combination two times, each by an additional three months) to complete its initial Business Combination. If the Company is unable to complete its initial Business Combination by January 3, 2026 (or up to July 3, 2026 if fully extended), the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its Board of Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its Public Rights or private placement rights, which will expire worthless if the Company fails to complete its initial Business Combination by January 3, 2026 (or up to July 3, 2026 if fully extended).

Proposed Business Combination with Marine Thinking

On October 29, 2025, the Company entered into a business combination agreement (as the same may be amended, supplemented or otherwise modified from time to time, the “BCA”), with Marine Thinking Inc. (“Marine Thinking”), an autonomous ship and fleet solution providing company incorporated under the Canada Business Corporations Act (“CBCA”) and 17358750 Canada Inc., a company incorporated under the CBCA and a wholly-owned subsidiary of Eureka (the “Amalgamation Sub,” together with Eureka and Marine Thinking, the “Parties,” and each, a “Party”).

The BCA contemplates that the business combination among Eureka, Marine Thinking and Amalgamation Sub will be completed through the following series of transactions, (i) prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), Eureka shall complete the deregistration as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of Eureka shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on; and (ii) following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), Marine Thinking and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by Marine Thinking and Amalgamation Sub and in accordance with section 181 of the CBCA (the “Amalgamation”). Following the Amalgamation Effective Time, Amalco will become a direct wholly owned subsidiary of Eureka.

Support Agreement

Concurrently with the execution of the BCA, the Sponsor, Eureka and Marine Thinking have entered into a support agreement (the “Support Agreement”) pursuant to which, among other things, the Sponsor agreed to (i) vote, or cause to be voted or consented at any meeting of the shareholders of Eureka, or in any action by written consent of the shareholders, all of its SPAC Shares (as defined in the BCA) which Eureka the Sponsor owns of record or has the power to vote as of the record date for such meeting (the “Sponsor Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with Marine Thinking; and (ii) not to transfer any Shares until the Expiration Time (as defined in the Support Agreement).

Voting Agreement

Concurrently with the execution and delivery of the BCA, Marine Thinking, EU Eureka, the Amalgamation Sub and certain shareholders of Marine Thinking (the “Requisite Shareholders”), have entered into a voting agreement (the “Voting Agreement”), pursuant to which the Requisite Shareholders agreed to, among other things, (i) vote, or cause to be voted or consented at a meeting of the holders of the common shares in the capital of Marine Thinking (“Target Shareholders”), or in any action by written consent of the shareholders, all common shares of Marine Thinking which the Requisite Shareholders own of record or have the power to vote (including any successor shares of Company of which ownership of record or the power to vote is hereafter acquired by the Requisite Shareholders prior to the termination of the Company Voting Support Agreement) (the “Subject Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with Eureka; and (ii) not to transfer any Subject Shares until the Expiration Time (as defined in the Voting Agreement).

Registration Rights Agreement

The BCA contemplates that, at the Closing, Eureka, the Sponsor, each of the Target Shareholders and certain other parties named therein will enter into an amended and restated registration rights Agreement (the “Registration Rights Agreement”), pursuant to which Eureka will agree to register for resale, pursuant to applicable securities laws and regulations, with respect to the registrable securities held by the Holders (as defined in the Registration Rights Agreement).

Lock-Up Agreements

The BCA contemplates that at the Closing, each of the Sponsor and certain of the Target Shareholders will enter into a lock-up agreement (collectively, the “Lock-up Agreements”), pursuant to which (i) the Sponsor agrees on certain restrictions on transfer of SPAC Class B Shares (as defined in the BCA) held by the Sponsor immediately prior to Closing; and (ii) certain of the Target Shareholders agree on certain restrictions on transfer of SPAC Shares held by them immediately after the Closing, including any shares issuable upon the exercise of any rights, options, warrants or other securities to purchase any SPAC Shares held by them immediately after the Closing, or any rights, options, warrants or other securities convertible into or exercisable or exchangeable for any SPAC Shares held by them immediately after the Closing. The lock-up period commences on the Amalgamation Effective Time and continues until the earlier of (i) three-hundred and sixty-five (365) days after the Closing, or (ii) the date on which Eureka completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Eureka’s shareholders having the right to exchange their SPAC Shares or other equity securities of Eureka for cash, securities or other property.

Option Purchase Agreement

On July 6, 2025, the Sponsor and Marine Thinking entered into an option purchase agreement (as amended on September 2, 2025, the “Option Purchase Agreement”), pursuant to which the Sponsor agreed to sell to Marine Thinking, and Marine Thinking agreed to purchase from the Sponsor, an option to purchase 583,333 SPAC Shares held by the Sponsor (the “Option Securities”) for an aggregate purchase price of $1,750,000. (As of December 29, 2025, $200,000 of this amount remains due and payable.) The aggregate exercise price of the option itself is $1.00 for all of the Option Securities. The options are exercisable for the period commencing on the expiration or early release of applicable transfer restrictions on the Option Securities (as provided in the letter agreement dated July 2, 2024 entered into by and among Eureka, the Sponsor and certain other parties in connection with the IPO) and ending on July 5, 2026. On September 23, 2025, Marine Thinking entered into an option assignment agreement (the “Option Assignment Agreement”) and assigned its rights, interests and obligations in whole under the Option Purchase Agreement to 17323204 Canada Inc., a company that is owned by the current shareholders of Marine Thinking in substantially similar proportions as their respective shareholdings in Marine Thinking. As of the date of this proxy statement/prospectus, 17323204 Canada Inc. has not exercised its option under the Option Purchase Agreement.

Finder’s Agreement

On April 1, 2025, Eureka entered into a finder’s agreement (the “Finder’s Agreement”) with Alpha Innovators Limited, a British Virgin Islands exempted company (the “Finder”), pursuant to which the Finder agreed to introduce potential targets to Eureka. If Eureka consummates a business combination with one or more targets introduced by the Finder during the term of the Finder’s Agreement and a period of twelve (12) months following the termination of the Finder’s Agreement, then Eureka shall issue to the Finder or its designated affiliates, upon the completion of each business combination(s) and as complete and full compensation for Finder under Finder’s Agreement, a number of SPAC Class A Shares equal to the quotient obtained by dividing 3% of the Company Valuation (as defined in the BCA) by the Redemption Price (as defined in the BCA).

June 2025 Shareholder Meeting

On June 30, 2025, the Company held an extraordinary general meeting in lieu of an annual meeting of shareholders (the “Extraordinary General Meeting”).

At the Extraordinary General Meeting, the shareholders of the Company approved the proposal (the “Charter Amendment Proposal”) to amend the Company’s Second Amended and Restated Memorandum and Articles of Association, which provided that the Company has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to two times, each by an additional three-month extension, for a total of up to six months to January 3, 2026, be deleted in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “Current Charter”) to provide that the Company has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to 12 times, each by an additional one-month extension (the “Monthly Extension”), for a total of up to 12 months to July 3, 2026. The Company agreed that it would not withdraw any interest from the Trust Account for payment of dissolution expenses.

In connection with the Extraordinary General Meeting, 2,819,767 Class A Ordinary Shares were rendered for redemption, and approximately $29.45 million was released from the Trust Account to pay such redeeming shareholders.

Trust Amendment

In connection with the Extraordinary General Meeting, the Company entered into an amendment to the trust agreement dated July 2, 2024 (the “Trust Amendment”), by and between the Company and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as trustee (the “Trustee”).

The Trust Amendment provides that, among the others, for each Monthly Extension, the amount of $150,000 (the “Monthly Extension Fee”) shall be deposited into the trust account of the Company (the “Trust Account”), and, in the event that the Monthly Extension Fee is not being deposited into the trust account by the 3rd day of each month since July 3, 2025, the Company has a period of thirty (30) days (the “Cure Period”) to pay any applicable past due payment for the Monthly Extension Fee. If the Company fails to make any applicable past due payment during the Cure Period, then the Company shall immediately cease all operations, except for the purpose of winding up, and liquidate and dissolve with the same effect as if the Company failed to complete a business combination within the prescribed timeline.

Extensions and Extension Notes

Pursuant to the Current Charter, the Company currently has until January 3, 2026 to complete its business combination, which may be extended up to July 3, 2026 if fully extended by Monthly Extensions. If the Company is unable to complete its initial Business Combination by January 3, 2026 (or up to July 3, 2026 if fully extended), the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its Board of Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its public rights or private placement rights, which will expire worthless if the Company fails to complete its initial Business Combination by January 3, 2026 (or up to July 3, 2026 if fully extended).

As of the date hereof, an aggregate of $900,000 of the Monthly Extension Fee has been deposited into the Trust Account, among which $150,000 was paid by the Company from its working capital and $750,000 was paid by the Sponsor. In connection with the Sponsor’s payment of the Monthly Extension Fee, the Company issued five unsecured promissory notes in the aggregate principal amount of $750,000 (the “Extension Notes”) to the Sponsor. The Extension Notes bear no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Conversion Units”) of the Company, each consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Going Concern Consideration

As of September 30, 2025, the Company had $51,431 of cash and a working capital deficit of $625,273. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company currently has no commitments to receive such financing and there is no assurance that the Company’s plans to raise capital will be successful. In addition, the Company has until January 3, 2026 (or up to July 3, 2026 if fully extended) to consummate the initial Business Combination. If the Company does not complete a Business Combination within the Combination Period, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s Accounting Standards “Codification Subtopic 205-40, Presentation of Financial Statements - Going Concern”, management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, along with the need to receive additional financing, raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The financial statements do not include any adjustments that might result from the Company’s inability to continue as a going concern.

Risks and Uncertainties

Various social and political circumstances in the U.S. and around the world (including rising trade tensions between the U.S. and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide.

As a result of these circumstances and the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of the financial statements, have been included.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2025 and 2024, the Company had $51,431 and $670,352 in cash, respectively, and none in cash equivalents for both periods.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition. As of September 30, 2025 and 2024, the Company has not experienced losses on these accounts.

Investment Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. government securities. These securities are presented on the balance sheet at fair value at the end of each reporting period. Earnings on investments held in the Trust Account are included in interest earned on investments held in the Trust Account in the accompanying statements of operations. The estimated fair value of investments held in the Trust Account is determined using available market information. Upon maturity of these U.S. government securities on December 12, 2024, the Company invested the proceeds into an interest-bearing demand deposit account, which comprised of the entire balance of the Trust Account as of September 30, 2025, generating $2,230,500 in interest income during the year ended September 30, 2025. For the year ended September 30, 2024, the Company earned $609,787 in interest income, which included earnings on the U.S. government treasury bills through their maturity date.

Offering Costs associated with Initial Public Offering

Offering costs were $1,600,914 consisting principally of underwriting, legal and other expenses incurred through the balance sheet date that were related to the IPO and were charged to shareholders’ equity upon the completion of the IPO. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. The Company allocates offering costs among public shares, Public Rights and Private Units based on the relative fair values of public shares, Public Rights and Private Units. Accordingly, $1,554,984 was allocated to Public Shares and charged to temporary equity, and $45,930 was allocated to Public Rights and Private Units and charged to shareholders’ equity.

Class A ordinary shares subject to possible redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as shareholders’ equity. In accordance with ASC 480-10-S99, the Company classifies the Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 5,750,000 Class A ordinary shares sold as part of the Units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of Class A ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against retained earnings or, in the absence of retained earnings, as a charge against additional paid-in-capital over an expected 12-month period, which is the initial period that the Company has to complete a Business Combination.

Accordingly, as of September 30, 2025 and 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of permanent shareholders’ equity on the Company’s balance sheet in the following table:

	Shares	Amount
Gross proceeds from IPO	5,700,000	$57,500,000
Less:
Proceeds allocated to Public Rights	—	(1,265,000)
Allocation of offering costs related to redeemable shares	—	(1,554,984)
Plus:
Accretion of carrying value to redemption value	—	639,472
Subsequent measurement of ordinary shares to redemption value	—	609,787
Class A ordinary shares subject to possible redemption – September 30, 2024	5,700,000	55,929,275
Plus:
Accretion of carrying value to redemption value	—	2,180,512
Remeasurement of carrying value to redemption value	—	2,230,500
Less:
Public shareholder redemptions	(2,819,767)	(29,451,965)
Extension fees	—	450,000
Class A ordinary shares subject to possible redemption – September 30, 2025	2,930,233	$31,338,322

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted income per ordinary share does not consider the effect of the rights issued in connection with the IPO and the Private Units since the exercise of the units is contingent upon the occurrence of future events. As of September 30, 2025 and 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares that then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024
Net income	$1,370,753	$255,721
Accretion of Class A ordinary shares to redemption value	(4,411,012)	(1,249,259)
Net loss including accretion of Class A ordinary shares to redemption value	$(3,040,259)	$(993,538)

	For the Year Ended September 30, 2025		For the Year Ended September 30, 2024
	Redeemable Class A Ordinary Shares	Non-redeemable Class A and Class B Ordinary Shares	Redeemable Class A Ordinary Shares	Non-redeemable Class A and Class B Ordinary Shares
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net loss	$(2,209,256)	$(831,003)	$(469,643)	$(523,895)
Accretion of Class A ordinary shares subject to possible redemption to redemption value	4,411,012	—	1,249,259	—
Allocation of net income (loss)	2,201,756	(831,003)	779,616	(523,895)

Denominator:
Basic and diluted weighted average shares outstanding	5,039,264	1,895,500	1,387,978	1,548,308
Basic and diluted net income (loss) per ordinary share	$0.44	$(0.44)	$0.56	$(0.34)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

●	Level 1—Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

●	Level 2—Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

●	Level 3—Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Stock-based compensation

The Company recognizes compensation costs resulting from the issuance of stock-based awards to directors as an expense in the financial statement over the requisite service period based on a measurement of fair value for each stock-based award. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards. The Black-Scholes-Merton option-pricing model includes various assumptions, including the fair market value of the estimated stock price of the Company, expected life of shares, the expected volatility and the expected risk-free interest rate, among others. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the disclosure of additional segment information. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 as of September 30, 2025 (see Note 9).

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On July 3, 2024, the Company sold 5,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, par value $0.0001 per share and one right (the “Public Right”). Each Public Right entitles the holder to purchase one-fifth (1/5) of one Class A ordinary share upon the consummation of the Company’s initial Business Combination. The Company will not issue fractional shares. As a result, the holder must hold Public Rights in multiples of five (5) in order to receive shares for all of their Public Rights upon closing of a Business Combination. The Company also granted the underwriters a 45-day option to purchase up to an additional 750,000 units to cover over-allotments, if any. On July 3, 2024, the underwriter notified the Company of its exercise of Over-Allotment Option in full to purchase an additional 750,000 Option Units of the Company. On July 8, 2024, 750,000 Option Units were sold to the underwriters at an offering price of $10.00 per Option Unit, generating gross proceeds of $7,500,000.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 216,750 Initial Private Placement Units at a price of $10.00 per Initial Private Placement Units for an aggregate purchase price of $2,167,500. Each Initial Private Placement Unit was identical to the Public Units sold in the IPO, except as described below. Simultaneously with the closing of the Option Units on July 8, 2024, the Company consummated the sale of additional 11,250 Additional Private Placement Units to the Sponsor at a price of $10.00 per Additional Private Placement Unit, generating total proceeds of $112,500.

There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares (as defined below), the Class A ordinary shares included in the Private Units (the “Private Shares”) or private placement rights. The rights will expire worthless if the Company does not consummate a Business Combination by January 3, 2026 if the Company extends the period of time to consummate a Business Combination up to two times, each by an additional three months.

Each Private Unit are identical to the Public Units sold in the IPO, except that it will not be redeemable, transferable, assignable or salable by the Sponsor until the completion of its initial Business Combination, except in each case (a) to the Company’s officers or directors, any affiliates or family members of any of its officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the event of the Company’s liquidation prior to the completion of its initial Business Combination; or (f) by virtue of the laws of the Cayman Islands or the Sponsor’s operating agreement upon dissolution of the Sponsor; provided, however, that in the case of clauses (a) through (e) or (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting and liquidation distributions).

Note 5 — Related Party Transactions

Founder Shares

On July 4, 2023 and September 29, 2023, the Sponsor acquired 100 and 1,437,400 Class B ordinary share (the “Founder Shares”), respectively, for an aggregate purchase price of $25,000, or approximately $0.02 per share. As of September 30, 2024, there were 1,437,500 Founder Shares issued and outstanding, among which, up to 187,500 Founder Shares were subject to forfeiture if the underwriters’ over-allotment was not exercised. On July 8, 2024, the underwriters exercised their Over-Allotment Option in full, hence, all 187,500 Founder Shares were no longer subject to forfeiture. All shares and associated amounts have been retroactively restated to reflect the new issuance.

The Founder Shares are identical to the Class A ordinary shares included in the Public Units being sold in the IPO, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (i) holders of the Founder Shares have the right to vote on the election of directors prior to its initial Business Combination, (ii) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (iii) the Sponsor, officers and directors of the Company have entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to the Founder Shares, Private Shares and public shares in connection with the completion of its initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Shares if the Company fails to complete its initial Business Combination by January 3, 2026 if the Company extends the period of time to consummate a Business Combination up to two times, each by an additional three months, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within such time period and (iii) the Founder Shares and Private Shares are subject to registration rights. If the Company submits its initial Business Combination to its public shareholders for a vote, the Sponsor, and its officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with the Company, to vote any Founder Shares and the Private Shares held by them and any public shares purchased during or after the IPO in favor of its initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of its initial Business Combination on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in its amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the IPO (excluding the Private Shares and the Representative Shares) plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to its sponsor or its affiliates upon conversion of loans made to the Company). Holders of Founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for its Class A ordinary shares issued in a financing transaction in connection with its initial Business Combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

With certain limited exceptions, the Founder Shares are not transferable, assignable or saleable (except to the permitted transferees, each of whom will be subject to the same transfer restrictions) until the earlier of (1) six months after the completion of its initial Business Combination and (2) the date on which the Company consummates a liquidation, merger, share exchange, reorganization, or other similar transaction after its initial Business Combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Company’s initial Business Combination, 50% of the Founder shares will be released from the lock-up.

Promissory Note — Related Party

On September 30, 2023, the Sponsor agreed to loan the Company up to $500,000 (the “Promissory Note”) to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) the closing of the IPO or (2) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default. The outstanding loan balance of $481,511 was repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account on July 3, 2024.

On August 4, 2025 and September 3, 2025, in relation to the Sponsor’s payment of the Monthly Extension Fee, the Company issued two unsecured promissory notes (“Extension Notes”) to the Sponsor, amounting to a total of $300,000. Each Extension Note has a principal sum of $150,000, bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Conversion Units”) of the Company, each consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

As of September 30, 2025 and 2024, $300,000 and $0 were outstanding under all the Extension Notes.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans (“Working Capital Loans”) made by the Sponsor, the Company’s officers and directors, or the Company’s or their affiliates to the Company prior to or in connection with its initial Business Combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of its initial Business Combination. The units would be identical to the Private Units.

On August 25, 2025, the Company issued an unsecured promissory note (the “Working Capital Note” in the principal amount of up to $300,000 to the Sponsor. The proceeds of the Working Capital Note, which may be drawn down from time to time until the Company consummates its initial business combination, will be used as general working capital purposes.

The Working Capital Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination or (ii) the date of expiry of the term of the Company. The Sponsor has the right, but not the obligation, to convert the Working Capital Note, in whole or in part, respectively, into Conversion Units upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00. As of September 30, 2025 and 2024, the Company had $200,000 and $0 outstanding under the Working Capital Note.

Administrative Support Services

Commencing on the effective date of the registration statement of the IPO, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees. For the years ended September 30, 2025 and 2024, the Company incurred expenses of $120,000 and $10,000, respectively, of which $50,000 was included in accrued expenses on the balance sheet as of September 30, 2025 and $10,000 was included in the amount due to a related party as of September 30, 2024.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Representative Shares, Private Units, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to a registration rights agreement on July 2, 2024 requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to its completion of its initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company had granted the underwriter a 45-day option from the date of IPO to purchase up to an additional 750,000 Option Units to cover over-allotments, if any. On July 8, 2024, the underwriters exercised the Over-Allotment Option in full.

The underwriter was entitled to a cash underwriting discount of $0.15 per unit, or $750,000 (or up to $862,500 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriter was entitled to acquire the Company’s 200,000 Class A ordinary shares (or up to 230,000 shares of Class A ordinary shares if the underwriters’ over-allotment is exercised in full) that were registered in the IPO and were paid at the closing of the IPO as the Representative Shares. In addition, the underwriter has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of its initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period. In connection with the IPO, the Company issued 200,000 Representative Shares to the underwriter with a fair value of $262,000. In connection with the issuance and sales of the Option Units, the Company issued an additional 30,000 Representative Shares to the underwriter with a fair value of $39,300.

Advisory Agreements

The Company has entered into several agreements with financial advisors in connection with identifying and consulting with the Company with respect to the potential acquisition targets. Any fees under these agreements are deemed by the Company to be success fees, and are only earned by the financial advisors, and do not become due and payable to them until the Company completes an initial Business Combination with a target identified by that financial advisor. As of the financial statements issue date, the Company has determined that the possibility of the business combination with any potential target identified by a financial advisor is not probable.

Note 7 — Shareholders’ Equity

Preference Share — The Company is authorized to issue 10,000,000 shares of preference share, $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2025 and 2024, there were no preference shares issued or outstanding.

Class A Ordinary Share — The Company is authorized to issue 390,000,000 Class A ordinary shares with $0.0001 par value. As of September 30, 2025 and 2024, 458,000 Class A ordinary shares were issued or outstanding, excluding 2,930,233 and 5,750,000 shares subject to possible redemption for those years, respectively.

Class B Ordinary Share — The Company is authorized to issue 100,000,000 Class B ordinary shares with $0.0001 par value. In July 2023 and September 2023, the Company issued an aggregate of 1,437,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.02 per share, of which an aggregate of up to 187,500 shares were subject to forfeiture for no consideration to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the initial shareholder would collectively own 20% of the Company’s issued and outstanding ordinary shares after the IPO (assuming they do not purchase any Units in the IPO and excluding the Class A ordinary shares underlying the Placement Units). As a result of the underwriters’ exercise of their over-allotment option in full on July 8, 2024, all 187,500 Class B ordinary shares were no longer subject to forfeiture. As of September 30, 2025 and 2024, there were 1,437,500 Class B ordinary shares issued and outstanding,

Prior to the initial Business Combination, only holders of Class B ordinary shares will have the right to vote in the election of directors. Holders of its Class A ordinary shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association with class rights may not be amended without a resolution passed by holders of at least two thirds of the Company’s ordinary shares who are eligible to vote and attend and vote in a general meeting of the Company’s shareholders. With respect to any other matter submitted to a vote of its shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of the Founder Shares and holders of its Class A ordinary shares will vote together as a single class, with each share entitling the holder to one vote.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to the Company’s amended and restated memorandum and articles of association.

Rights

Each holder of a right will receive one-fifth (1/5) of one Class A ordinary share upon consummation of its initial Business Combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the one-fifth (1/5) share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company). The Company will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. As a result, the holders of rights must hold rights in multiples of five (5) in order to receive shares for all of their rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

Note 8 — Fair Value Measurements

The following table present information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2024 (there were no such assets as of September 30, 2025), and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	September 30,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities held in Trust Account	$31,338,322	$31,338,322	—	—

Note 9 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.  When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews key metrics, which include the following:

	For the Year Ended September 30,
	2025	2024
General and administrative expenses	$859,747	$354,066
Interest earned on investments held in Trust Account	$2,230,500	$609,787

The key measures of segment profit or loss reviewed by the CODM are general and administrative expenses and interest earned on investments held in Trust Account. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Interest earned on investments held in Trust Account are reviewed to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement.

The key measure of segment profit or loss reviewed by our CODM is formation and operating costs. Formation and operating costs include accounting expenses, printing expenses, and regulatory filing fees, none of which are deemed to be significant segment expenses, and are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date when these financial statements were issued. Based on this review, the Company identified the following subsequent events that would require adjustment or disclosure in the financial statements.

On October 31, 2025, an aggregate of $150,000 of the Monthly Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial business combination by one month from November 3, 2025 to January 3, 2026 (the “Extension”). The payment of the Monthly Extension Fee was made by Hercules Capital Management Corp, the sponsor of the Company (the “Sponsor”). The Company issued an unsecured promissory note in the aggregate principal amount of $150,000 (the “Extension Note”) dated November 4, 2025 to the Sponsor in connection with the payment of the Monthly Extension Fee. On October 31, 2025, the Company deposited an extension payment of $150,000 into the Trust Account to extend the date by which the Company can complete an initial Business Combination to January 3, 2026.

On November 4, 2025, the Company issued an unsecured promissory note in the aggregate principal amount of $150,000 (the “Extension Note”) to the Sponsor in connection with the payment of extension fee. The Extension Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s Business Combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Note, in whole or in part, respectively, into private units (the “Extension Units”) of the Company, each consisting of one Class A ordinary share, par value $0.0001 per share and one right to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of a Business Combination. The number of Extension Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

On December 4, 2025, the Company issued an unsecured promissory note in the aggregate principal amount of $150,000 (the “Extension Note”) to the Sponsor in connection with the payment of extension fee. The Extension Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s Business Combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Note, in whole or in part, respectively, into private units (the “Extension Units”) of the Company, each consisting of one Class A ordinary share, par value $0.0001 per share and one right to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of a Business Combination. The number of Extension Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Note 11-Event (Unaudited) Subsequent to the Date of the Independent Auditor's Report

On January 2, 2026, the Monthly Extension Fee in the amount of $150,000 was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial business combination by one from January 3, 2026 to February 3, 2026. On February 3, 2026, the Monthly Extension Fee in the amount of $150,000 was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial business combination by one from February 3, 2026 to March 3, 2026. The two Monthly Extension Fees were paid by the Sponsor, accordingly, the Company issued two Extension Notes to the Sponsor, each in the principal amount of $150,000, in connection with the payment of Monthly Extension Fee, respectively.

On January 6, 2026, the Company issued a Working Capital Note in the principal amount of up to $300,000 to the Sponsor. The proceeds of the Working Capital Note, which may be drawn down from time to time until the Company consummates its initial business combination, will be used as general working capital purposes.

On February 3, 2026, the Company issued an unsecured promissory note in the aggregate principal amount of $150,000 (the “Extension Note”) to the Sponsor in connection with the payment of extension fee. The Extension Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s Business Combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Note, in whole or in part, respectively, into private units (the “Extension Units”) of the Company, each consisting of one Class A ordinary share, par value $0.0001 per share and one right to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of a Business Combination. The number of Extension Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

On March 2, 2026, an aggregate of $150,000 of the Monthly Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial business combination by one month from March 3, 2026 to April 3, 2026. The payment of the Monthly Extension Fee was made by Marine Thinking Inc.

EUREKA ACQUISITION CORP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2025 (Unaudited)	September 30, 2025

Assets
Current Assets
Cash	$32,797	$51,431
Prepaid expenses	-	47,877
Total Current Assets	32,797	99,308

Deferred offering costs	-	-
Investments held in Trust Account	32,087,675	31,338,322
Total Assets	$32,120,472	$31,437,630

Liabilities, Shares Subject to Possible Redemption, and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$345,712	$174,581
Due to related party	130,000	50,000
Promissory note - related party	1,050,000	500,000
Total Current Liabilities	1,525,712	724,581
Total Liabilities	1,525,712	724,581

Commitments and Contingencies (Note 6)

Class A ordinary shares subject to possible redemption, $0.0001 par value, 390,000,000 shares authorized, 2,930,233 shares and 2,930,233 shares issued and outstanding as of December 31, 2025 and September 30, 2025, respectively	32,087,675	31,338,322

Shareholders’ (Deficit) Equity
Preference shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Class A ordinary shares, $0.0001 par value, 390,000,000 shares authorized, 458,000 shares issued and outstanding (excluding 2,930,233 shares subject to possible redemption) as of December 31, 2025 and September 30, 2025	46	46
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 1,437,500 shares issued and outstanding as of December 31, 2025 and September 30, 2025	144	144
Retained earnings (accumulated deficit)	(1,493,105)	(625,463)
Total Shareholders’ (Deficit) Equity	(1,492,915)	(625,273)
Total Liabilities, Shares Subject to Possible Redemption, and Shareholders’ (Deficit) Equity	$32,120,472	$31,437,630

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUREKA ACQUISITION CORP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended December 31,
	2025	2024
General and administrative expenses	$417,642	$152,038
Loss from operations	(417,642)	(152,038)
Other income:
Interest earned on investments held in Trust Account	299,353	694,056
(Loss) income before income taxes	(118,289)	542,018
Income taxes provision	—	—
Net (loss) income	$(118,289)	$542,018

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	2,930,233	5,750,000
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.08	$0.13
Basic and diluted weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	1,895,500	1,895,500
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.18)	$(0.11)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUREKA ACQUISITION CORP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2025

	Ordinary Shares				Additional	Retained Earnings	Total
	Class A		Class B		Paid-in	(Accumulated	Shareholders’
	Shares	Amount	Shares(1)	Amount	Capital	Deficit)	Equity
Balance as of September 30, 2025	458,000	$46	1,437,500	$144	$—	$(625,463)	(625,273)

Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	—	—	—	—	—	(299,353)	(299,353)
Accretion of carrying value to redemption value	—	—	—	—	—	—	—
Term extension fee						(450,000)	(450,000)
Net loss	—	—	—	—	—	(118,289)	(118,289)
Balance as of December 31, 2025	458,000	$46	1,437,500	$144	—	$(1,493,105)	$(1,492,915)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2024

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Retained	Shareholders’
	Shares	Amount	Shares(1)	Amount	Capital	Earnings	Equity
Balance as of September 30, 2024	458,000	$46	1,437,500	$144	$2,614,400	$250,396	$2,864,986
Accretion of carrying value to redemption value	—	—	—	—	(1,393,904)	—	(1,393,904)
Net income	—	—	—	—	—	542,018	542,018
Balance as of December 31, 2024	458,000	$46	1,437,500	$144	$1,220,496	$792,414	$2,013,100

(1)	This number retroactively restated to include an aggregate of 187,500 Class B ordinary shares as a result of the underwriter’s full exercise of their over-allotment option on July 8, 2025. No Founder Shares are currently subject to forfeiture (see Note 5).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUREKA ACQUISITION CORP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended December 31,
	2025	2024
Cash Flows from Operating Activities:
Net (loss) income	$(118,289)	$542,018
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(299,353)	(694,056)
Changes in operating assets and liabilities:
Prepaid expenses	47,877	25,940
Due to a related party	30,000	—
Accounts payable and accrued expenses	171,131	7,777
Net Cash Used in Operating Activities	(168,634)	(118,321)

Cash Flows from Investing Activities:
Cash deposited in trust account	(450,000)	—
Net Cash Used in Investing Activities	(450,000)	—

Cash Flows from Financing Activities:
Advance from related party	50,000	—
Proceeds from issuance of promissory note to related party	550,000	—
Net Cash Provided by Financing Activities	600,000	—

Net Change in Cash	(18,634)	(118,321)

Cash, beginning of period	51,431	670,352
Cash, end of period	$32,797	$552,031

Supplemental Disclosure of Cash Flow Information:
Accretion of carrying value to redemption value of Class A redeemable ordinary shares	$749,353	$1,393,904

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUREKA ACQUISITION CORP
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025

Note 1 — Organization, Business Operation and Going Concern Consideration

Eureka Acquisition Corp (the “Company” or “EURK”) is a blank check company incorporated in the Cayman Islands on June 13, 2023. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which is referred to as a “target business” (the “Business Combination”). The Company has selected September 30 as its fiscal year end.

As of December 31, 2025, the Company had not commenced any operations. For the period from June 13, 2023 (inception) through December 31, 2025, the Company’s efforts have been limited to organizational activities as well as activities related to the initial public offering (the “IPO”) described below, and subsequent to the IPO, identifying a target company for a Business Combination and preparing the Transactions (as defined below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and/or interest income from the proceeds derived from the IPO and sale of Private Units (as defined below).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company’s founder and sponsor is Hercules Capital Management Corp, a British Virgin Islands company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the IPO (see Note 3) and a private placement to the initial shareholder (see Note 4).

The registration statement on Form S-1 in connection with the for the Company’s IPO was declared effective on July 1, 2024. On July 3, 2024, the Company consummated its IPO of 5,000,000 units (“Units”). Each Unit consists of one Class A ordinary share, $0.0001 par value per share, and one right to receive one-fifth of one Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000. On July 3, 2024, the underwriter notified the Company of its exercise of the over-allotment option in full to purchase additional 750,000 Units (the “Option Units”) of the Company (the “Over-Allotment Option”). As a result, on July 8, 2024, 750,000 Units were sold to the underwriter at an offering price of $10.00 per Option Unit (the “Option Units” and together with the Units, collectively, the “Public Units”), generating gross proceeds of $7,500,000.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement of 216,750 units (the “Initial Private Placement Units”) to the Sponsor, at a price of $10.00 per Initial Private Placement Unit, generating total proceeds of $2,167,500, which is described in Note 4. Simultaneously with the issuance and sale of the Option Units, the Company completed a private placement sale of additional 11,250 units (the “Additional Private Units” and together with the Initial Private Placement Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating gross proceeds of $112,500.

Transaction costs amounted to $1,600,914 consisting of $862,500 of underwriting commissions which was paid in cash at the closing date of the IPO and Over-allotment Option, $301,300 of the Representative Shares (discussed in the below), $150,000 of underwriter expenses, and $287,114 of other offering costs, all of which were recognized by the Company during the three months ended September 30, 2025. At the closing date of the IPO and Over-allotment Option, cash of $827,216 was held outside of the Trust Account (as defined below) and is available for the payment of accrued offering costs and for working capital purposes.

In conjunction with the IPO, the Company issued to the underwriter 200,000 Class A ordinary shares for no consideration (the “Representative Shares”) with an estimated fair value of $262,000. In connection with the issuance and sales of the Option Units, the Company issued an additional 30,000 Representative Shares with an estimated fair value of $39,300 to the underwriter. The fair value of the Representative Shares accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs.

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the balance in the Trust Account (as defined below), (less any taxes payable on interest earned) at the time of execution of the definitive agreement in connection with its initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company does not believe that its anticipated principal activities will subject the Company to the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, management has agreed that at least $10.00 per Public Unit sold in the IPO would be held in a U.S.-based trust account (“Trust Account”). The funds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury securities or in an interest bearing or non-interest bearing demand deposit account. Except with respect to dividend and/or interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s tax obligation, if any, the proceeds from the IPO and the sale of the Private Units that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of our public shares if the Company does not complete the Company’s initial Business Combination within the prescribed period as provided in the Company’s amended and restated memorandum and articles of association (the “Combination Period”) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the Company’s public shares if the Company is unable to complete their initial Business Combination within Combination Period, subject to applicable law. In no other circumstances will a public shareholder have any right or interest of any kind to or in the Trust Account.

The Company will provide the holders of public shares with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

The Company has determined not to consummate any Business Combination unless the Company has net tangible assets of at least $5,000,001 upon such consummation in order to avoid being subject to Rule 419 promulgated under the Securities Act. However, if the Company seeks to consummate an initial Business Combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the Trust Account upon consummation of such initial Business Combination, its net tangible asset threshold may limit the Company’s ability to consummate such initial Business Combination (as the Company may be required to have a lesser number of shares redeemed) and may force the Company to seek third party financing which may not be available on terms acceptable to the Company or at all. As a result, the Company may not be able to consummate such an initial Business Combination and the Company may not be able to locate another suitable target within the applicable time period, if at all.

The Company will have until up to July 3, 2026 (if the Company fully extends the Combination Period) to complete its initial Business Combination. If the Company is unable to complete its initial Business Combination by March 3, 2026 (or up to July 3, 2026 if fully extended), the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable)) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its Board of Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its public rights or private placement rights, which will expire worthless if the Company fails to complete its initial Business Combination by July 3, 2026 if fully extended.

On March 20, 2025, the Company’s board of directors accepted the resignation of Dr. M. Anthony Wong, the independent director, resigning from his position as a director of the Company. Concurrently, the Company, by ordinary resolutions of its directors, appointed Mr. Cameron Richard Johnson as the independent director of the Company to fill the vacancy, effective immediately. Mr. Cameron Richard Johnson was also appointed as the chairperson of the Audit Committee and a member of the Compensation Committee. The Company entered into an Indemnity Agreement with Mr. Johnson on March 20, 2025, accordingly.

In connection with the appointment of Mr. Johnson as the director of the Company, the Sponsor issued a share purchase option dated March 20, 2025 (the “Share Purchase Option”) to Mr. Johnson, entitling Mr. Johnson to acquire 10,000 ordinary shares of the Company held by the Sponsor (the “Founder Shares”) upon the exercise of the Share Purchase Option once the existing lock-up term on such Founder Shares expires pursuant to the terms and arrangements thereunder.

On September 29, 2025, 17358750 Canada Inc., a company incorporated under the Canada Business Corporations Act and a wholly owned subsidiary of Eureka, was formed in connection with a contemplated business combination. Amalgamation Sub has no principal operations or revenue producing activities.

Proposed Business Combination with Marine Thinking

On October 29, 2025, the Company entered into a business combination agreement (as the same may be amended, supplemented or otherwise modified from time to time, the “BCA”), with Marine Thinking Inc. (“Marine Thinking”), an autonomous ship and fleet solution providing company incorporated under the Canada Business Corporations Act (“CBCA”), and 17358750 Canada Inc., a company incorporated under the CBCA and a wholly-owned subsidiary of Eureka (the “Amalgamation Sub,” together with Eureka and Marine Thinking, the “Parties, “and each, a “Party”).

The BCA contemplates that the business combination among Eureka, Marine Thinking and Amalgamation Sub will be completed through the following series of transactions, (i) prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), Eureka shall complete the deregistration as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the domestication to Canada under the CBCA (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of Eureka shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on; and (ii) following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), Marine Thinking and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by Marine Thinking and Amalgamation Sub and in accordance with section 181 of the CBCA (the “Amalgamation”). Following the Amalgamation Effective Time, Amalco will become a direct wholly owned subsidiary of Eureka.

The Continuance, the Amalgamation, and the other transactions contemplated by the BCA are hereinafter referred to as the “Transactions.”

Support Agreement

Concurrently with the execution of the BCA, the Sponsor, Eureka and Marine Thinking have entered into a support agreement (the “Support Agreement”) pursuant to which, among other things, the Sponsor agreed to (i) vote, or cause to be voted or consented at any meeting of the shareholders of Eureka, or in any action by written consent of the shareholders, all of its SPAC Shares (as defined in the BCA) which Eureka the Sponsor owns of record or has the power to vote as of the record date for such meeting (the “Sponsor Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with Marine Thinking; and (ii) not to transfer any Sponsor Shares until the Expiration Time (as defined in the Support Agreement).

Voting Agreement

Concurrent with the execution and delivery of the BCA, Marine Thinking, Eureka, the Amalgamation Sub and certain shareholders of Marine Thinking (the “Requisite Shareholders”), have entered into a voting agreement (the “Voting Agreement”), pursuant to which the Requisite Shareholders agreed to, among other things, (i) vote, or cause to be voted or consented at a meeting of the holders of the common shares in the capital of Marine Thinking (“Target Shareholders”), or in any action by written consent of the shareholders, all common shares of Marine Thinking which the Requisite Shareholders own of record or have the power to vote (including any successor shares of Company of which ownership of record or the power to vote is hereafter acquired by the Requisite Shareholders prior to the termination of the Company Voting Support Agreement) (the “Subject Shares”), (a) in favor of the approval and adoption of the BCA and the Transactions contemplated thereby, and any other matter reasonably necessary to the consummation of the Business Combination, and (b) against the proposals in connection with other alternative business combinations other than the Business Combination with Eureka; and (ii) not to transfer any Subject Shares until the Expiration Time (as defined in the Voting Agreement).

Registration Rights Agreement

The BCA contemplates that, at the Closing, Eureka, the Sponsor, each of the Target Shareholders and certain other parties named therein will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which Eureka will agree to register for resale, pursuant to applicable securities laws and regulations, with respect to the registrable securities held by the Holders (as defined in the Registration Rights Agreement).

Lock-Up Agreements

The BCA contemplates that at the Closing, each of the Sponsor and certain of the Target Shareholders will enter into a lock-up agreement (collectively, the “Lock-up Agreements”), pursuant to which (i) the Sponsor agrees on certain restrictions on transfer of SPAC Class B Shares (as defined in the BCA) held by the Sponsor immediately prior to the Closing; and (ii) certain of the Target Shareholders agree on certain restrictions on transfer of SPAC Shares held by them immediately after the Closing, including any shares issuable upon the exercise of any rights, options, warrants or other securities to purchase any SPAC Shares held by them immediately after the Closing, or any rights, options, warrants or other securities convertible into or exercisable or exchangeable for any SPAC Shares held by them immediately after the Closing. The lock-up period commences on the Amalgamation Effective Time and continues until the earlier of (i) three-hundred and sixty-five (365) days after the Closing, or (ii) the date on which Eureka completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Eureka’s shareholders having the right to exchange their SPAC Shares or other equity securities of Eureka for cash, securities or other property.

Option Purchase Agreement

On July 6, 2025, the Sponsor and Marine Thinking entered into an option purchase agreement (as amended on September 2, 2025, the “Option Purchase Agreement”), pursuant to which the Sponsor agreed to sell to Marine Thinking, and Marine Thinking agreed to purchase from the Sponsor, an option to purchase 583,333 SPAC Shares held by the Sponsor (the “Option Securities”) for an aggregate purchase price of $1,750,000. The aggregate exercise price of the option itself is $1.00 for all of the Option Securities. The options are exercisable for the period commencing on the expiration or early release of applicable transfer restrictions on the Option Securities (as provided in the letter agreement dated July 2, 2024 entered into by and among Eureka, the Sponsor and certain other parties in connection with the IPO) and ending on July 5, 2026. On September 23, 2025, Marine Thinking entered into an option assignment agreement (the “Option Assignment Agreement”) and assigned its rights, interests and obligations in whole under the Option Purchase Agreement to a company that is owned by the current shareholders of Marine Thinking in substantially similar proportions as their respective shareholdings in Marine Thinking.

Finder’s Agreement

On April 1, 2025, Eureka entered into a finder’s agreement (the “Finder’s Agreement”) with Alpha Innovators Limited, a British Virgin Islands exempted company (the “Finder”), pursuant to which the Finder agreed to introduce potential targets to Eureka. If Eureka consummates a business combination with one or more targets introduced by the Finder during the term of the Finder’s Agreement and a period of twelve (12) months following the termination of the Finder’s Agreement, then Eureka shall issue to the Finder or its designated affiliates, upon the completion of each business combination(s) and as complete and full compensation for the Finder under Finder’s Agreement, a number of SPAC Class A Shares equal to the quotient obtained by dividing 3% of the Company Valuation (as defined in the BCA) by the Redemption Price (as defined in the BCA).

June 2025 Shareholder Meeting

On June 30, 2025, the Company held an extraordinary general meeting in lieu of an annual meeting of shareholders (the “Extraordinary General Meeting”).

At the Extraordinary General Meeting, the shareholders of the Company approved the proposal (the “Charter Amendment Proposal”) to amend the Company’s Second Amended and Restated Memorandum and Articles of Association, which provided that the Company has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to two times, each by an additional three-month extension, for a total of up to six months to January 3, 2026, be deleted in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “Current Charter”) to provide that the Company has until July 3, 2025 to complete a business combination, and may elect to extend the period to consummate a business combination up to 12 times, each by an additional one-month extension (the “Monthly Extension”), for a total of up to 12 months to July 3, 2026. The Company agreed that it would not withdraw any interest from the Trust Account for payment of dissolution expenses.

In connection with the Extraordinary General Meeting, 2,819,767 Class A Ordinary Shares were rendered for redemption, and approximately $29 million was released from the Trust Account to pay such redeeming shareholders.

Trust Amendment

In connection with the Extraordinary General Meeting, the Company entered into an amendment to the trust agreement dated July 2, 2024 (the “Trust Amendment”), by and between the Company and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as trustee (the “Trustee”).

The Trust Amendment provides that, among other things, for each Monthly Extension, the amount of $150,000 (the “Monthly Extension Fee”) shall be deposited into the Trust Account, and, in the event that the Monthly Extension Fee is not being deposited into the trust account by the 3rd day of each month since July 3, 2025, the Company has a period of thirty (30) days (the “Cure Period”) to pay any applicable past due payment for the Monthly Extension Fee. If the Company fails to make any applicable past due payment during the Cure Period, then the Company shall immediately cease all operations, except for the purpose of winding up, and liquidate and dissolve with the same effect as if the Company failed to complete a business combination within the prescribed timeline.

Extensions and Extension Notes

Pursuant to the Current Charter, the Company currently has until March 3, 2026 (or up to July 3, 2026 if fully extended) to complete its business combination. If the Company is unable to complete its initial Business Combination by the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its Board of Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its public rights or private placement rights, which will expire worthless if the Company fails to complete its initial Business Combination by the Combination Period.

As of the date hereof, an aggregate of $1,200,000 of the Monthly Extension Fee has been deposited into the Trust Account, among which $150,000 was paid by the Company from its working capital and $1,050,000 was paid by the Sponsor. In connection with the Sponsor’s payment of the Monthly Extension Fee, the Company issued seven unsecured promissory notes in the aggregate principal amount of $1,050,000 (the “Extension Notes”) to the Sponsor. The Extension Notes bear no interest and are payable in full upon the earlier to occur of (i) the consummation of a Business Combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Conversion Units”) of the Company, each consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Going Concern Consideration

As of December 31, 2025, the Company had $32,797 of cash and a working capital deficit of $1,492,915. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company currently has no commitments in place to receive such financing and there is no assurance that the Company’s plans to raise capital will be successful. In addition, the Company has until July 3, 2026 to consummate the initial Business Combination (assume extensions). If the Company does not complete a Business Combination within the Combination Period, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. Notwithstanding management’s belief that the Company would have sufficient funds to execute its business strategy, there is a possibility that Business Combination might not be completed within the 12-month period from the issuance date of these financial statements.  In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s Accounting Standards “Codification Subtopic 205-40, Presentation of Financial Statements - Going Concern”, management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, along with the need to receive additional financing, raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the Company’s inability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the Company’s inability to continue as a going concern.

Risks and Uncertainties

As a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions as well as the impact of armed conflict in Israel and the Gaza Strip commenced in October 2023, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of the financial statements, have been included. Interim results for the three months ended December 31, 2025 are not necessarily indicative of results that may be expected through September 30, 2026 or for any future periods. These financial statements should be read in conjunction with the Company’s 2025 Annual Report on Form 10-K as filed with the SEC on December 26, 2025.

Principles of consolidation

The audited consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2025 and September 30, 2025, the Company had $32,797 and $51,431 in cash, respectively, and none in cash equivalents for both periods.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the United States Federal Depository Insurance Coverage of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition. As of December 31, 2025 and September 30, 2025, the Company has not experienced losses on these accounts.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in U.S. government treasury bills with a maturity of 185 days or less. These securities are presented on the balance sheet at fair value at the end of each reporting period. Earnings on investments held in the Trust Account are included in interest earned on investments held in the Trust Account in the accompanying statements of operations. The estimated fair value of investments held in the Trust Account is determined using available market information. Upon maturity of these U.S. government securities on December 12, 2024, the Company invested the proceeds into an interest-bearing demand deposit account, which comprised the entire balance of the Trust Account as of December 31, 2025 and earned approximately $299,353 and $694,056 interest income during three months ended December 31, 2025 and 2024, respectively.

Offering Costs Associated with the IPO

Offering costs were $1,600,914 consisting principally of underwriting, legal and other expenses incurred through the balance sheet date that were related to the IPO and were charged to shareholders’ equity upon the completion of the IPO. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. The Company allocates offering costs among public shares, public rights and Private Units based on the relative fair values of public shares, public rights and Private Units. Accordingly, $1,554,984 was allocated to public shares and charged to temporary equity, and $45,930 was allocated to public rights and Private Units and charged to shareholders’ equity.

Share Rights

The Company accounts for the public rights and private placement rights issued in connection with the IPO and the Private Placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned values.

Class A ordinary shares subject to possible redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as shareholders’ equity. In accordance with ASC 480-10-S99, the Company classifies the Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 5,750,000 Class A ordinary shares sold as part of the Units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of Class A ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against additional paid-in capital or, in the absence of additional paid-in capital, as a charge against retained earnings over an expected 12-month period, which is the initial period that the Company has to complete a Business Combination. The Company uses the effective interest method to calculate the periodic accretion under which the accreted redemption value equals the redemption amount on the earliest redemption date. Additionally, interest earned in the Trust Account is recognized as an increase to the redemption value immediately as it is earned. For the three months ended December 31, 2025, the Company recorded $299,353 interest income as a remeasurement of carrying value to redemption value.

Accordingly, as of December 31, 2025 and September 30, 2025, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of permanent shareholders’ equity on the Company’s balance sheet in the following table:

	Shares	Amount
Gross proceeds from IPO	5,750,000	$57,500,000
Less:
Proceeds allocated to Public Rights	—	(1,265,000)
Allocation of offering costs related to redeemable shares	—	(1,554,984)
Plus:
Accretion of carrying value to redemption value	—	639,472
Subsequent measurement of ordinary shares to redemption value	—	609,787
Class A ordinary shares subject to possible redemption – September 30, 2024	5,750,000	55,929,275
Plus:
Accretion of carrying value to redemption value	—	2,180,512
Remeasurement of carrying value to redemption value	—	2,230,500
Less:
Public shareholder redemptions	(2,819,767)	(29,451,965)
Extension fees	—	450,000
Class A ordinary shares subject to possible redemption – September 30, 2025	2,930,233	$31,338,322
Plus:
Accretion of carrying value to redemption value	—	299,353
Cash deposited in trust account for term extension	—	450,000
Class A ordinary shares subject to possible redemption – December 31, 2025	2,930,233	$32,087,675

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The unaudited condensed consolidated statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted income per ordinary share does not consider the effect of the rights issued in connection with the IPO and the Private Units since the exercise of the units is contingent upon the occurrence of future events. As of December 31, 2025 and September 30, 2025, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares that then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.

The net income (loss) per share presented in the unaudited condensed statements of operations is based on the following:

	For the Three Months Ended December 31, 2025	For the Three Months Ended December 31, 2024
Net (loss) income	$(118,289)	$542,018
Accretion of Class A ordinary shares to redemption value	(749,353)	(1,393,904)
Net loss including accretion of Class A ordinary shares to redemption value	$(867,642)	$(851,886)

	For the Three Months Ended December 31, 2025		For the Three Months Ended December 31, 2024
	Redeemable Class A Ordinary Shares	Non-redeemable Class A and Class B Ordinary Shares	Redeemable Class A Ordinary Shares	Non-redeemable Class A and Class B Ordinary Shares
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net loss	$(526,841)	(340,801)	$(640,682)	$(211,204)
Accretion of Class A ordinary shares subject to possible redemption to redemption value	749,353	—	1,393,904	—
Allocation of net income (loss)	222,512	(340,801)	753,222	(211,204)

Denominator:
Basic and diluted weighted average shares outstanding	2,930,233	1,895,500	5,750,000	1,895,500
Basic and diluted net income (loss) per ordinary share	$0.08	(0.18)	$0.13	$(0.11)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurement” (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances. The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

●	Level 1—Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

●	Level 2—Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

●	Level 3—Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Share-based compensation

The Company recognizes compensation costs resulting from the issuance of share-based awards to directors as an expense in the financial statements over the requisite service period based on a measurement of fair value for each share-based award. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards. The Black-Scholes-Merton option-pricing model includes various assumptions, including the fair value of the estimated stock price of the Company, expected life of shares, the expected volatility and the expected risk-free interest rate, among others. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and usefulness of income tax disclosures. ASU 2023-09 will be effective for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 on October 1, 2025; adoption of the ASU did not have any impact on its financial statements.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On July 3, 2025, the Company sold 5,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, par value $0.0001 per share and one right (the “Public Right”). Each Public Right entitles the holder to purchase one-fifth (1/5) of one Class A ordinary share upon the consummation of the Company’s initial Business Combination. The Company will not issue fractional shares. As a result, the holder must hold public rights in multiples of five (5) in order to receive shares for all of their public rights upon closing of a Business Combination. The Company had also granted the underwriters a 45-day option to purchase up to an additional 750,000 units to cover over-allotments, if any. On July 3, 2025, the underwriter notified the Company of its exercise of Over-Allotment Option in full to purchase additional 750,000 Option Units of the Company. On July 8, 2025, 750,000 Option Units were sold to the underwriter at an offering price of $10.00 per Option Unit, generating gross proceeds of $7,500,000.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 216,750 Initial Private Placement Units at a price of $10.00 per Initial Private Placement Unit for an aggregate purchase price of $2,167,500. Each Initial Private Placement Unit was identical to the Public Units sold in the IPO, except as described below. Simultaneously with the closing of the Option Units on July 8, 2025, the Company consummated the sale of additional 11,250 Private Placement Units to the Sponsor at a price of $10.00 per Additional Private Placement Unit, generating total proceeds of $112,500.

There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares (as defined below), the Class A ordinary shares included in the Private Units (the “Private Shares”) or private placement rights. The rights will expire worthless if the Company does not consummate a Business Combination by the Combination Period.

Each Private Unit is identical to the Public Units sold in the IPO, except that it will not be redeemable, transferable, assignable or salable by the Sponsor until the completion of its initial Business Combination, except in each case (a) to the Company’s officers or directors, any affiliates or family members of any of its officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the event of the Company’s liquidation prior to the completion of its initial Business Combination; or (f) by virtue of the laws of the Cayman Islands or the Sponsor’s operating agreement upon dissolution of the Sponsor; provided, however, that in the case of clauses (a) through (e) or (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting and liquidation distributions).

Note 5 — Related Party Transactions

Founder Shares

On July 4, 2023 and September 29, 2023, the Sponsor acquired 100 and 1,437,400 Class B ordinary shares (the “Founder Shares”), respectively, for an aggregate purchase price of $25,000, or approximately $0.02 per share. As of December 31, 2025, there were 1,437,500 Founder Shares issued and outstanding, among which, up to 187,500 Founder Shares were subject to forfeiture if the underwriters’ over-allotment was not exercised. On July 8, 2024, the underwriters exercised their Over-Allotment Option in full, hence, all 187,500 Founder Shares were no longer subject to forfeiture.

The Founder Shares are identical to the Class A ordinary shares included in the Public Units sold in the IPO, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (i) holders of the Founder Shares have the right to vote on the election of directors prior to its initial Business Combination, (ii) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (iii) the Sponsor, officers and directors of the Company have entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to the Founder Shares, Private Shares and public shares in connection with the completion of its initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Shares if the Company fails to complete its initial Business Combination by July 3, 2026 (if the Company fully extends the period of time to consummate a Business Combination), although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within such time period and (iii) the Founder Shares and Private Shares are subject to registration rights. If the Company submits its initial Business Combination to its public shareholders for a vote, the Sponsor, and its officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with the Company, to vote any Founder Shares and the Private Shares held by them and any public shares purchased during or after the IPO in favor of its initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of its initial Business Combination on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in its amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the IPO (excluding the Private Shares and the Representative Shares) plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to its sponsor or its affiliates upon conversion of loans made to the Company). Holders of Founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for its Class A ordinary shares issued in a financing transaction in connection with its initial Business Combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

With certain limited exceptions, the Founder Shares are not transferable, assignable or saleable (except to the permitted transferees, each of whom will be subject to the same transfer restrictions) until the earlier of (1) six months after the completion of its initial Business Combination and (2) the date on which the Company consummates a liquidation, merger, share exchange, reorganization, or other similar transaction after its initial Business Combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Company’s initial Business Combination, 50% of the Founder shares will be released from the lock-up.

Due to Related Party

The Sponsor funded part of the Company’s transaction costs related to the business combination. As of December 31, 2025 and September 30, 2025, $50,000 and $nil, respectively, were outstanding. The amount is unsecured, interest-free and due on demand.

Promissory Note — Related Party

On September 30, 2023, the Sponsor agreed to loan the Company up to $500,000 (the “Promissory Note”) to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) the closing of the IPO or (2) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default. The outstanding loan balance of $481,511 was repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account on July 3, 2024.

On August 4, 2025, September 3, 2025, October 6, 2025, November 4, 2025 and December 4, 2025, in relation to the Sponsor’s payment of the Monthly Extension Fee, the Company issued five unsecured promissory notes (“Extension Notes”) to the Sponsor, amounting to a total of $750,000. Each Extension Note has a principal sum of $150,000, bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s Business Combination or (ii) the date of expiry of the term of the Company. The Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into the Conversion Units upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

There were $750,000 and $300,000 Extension Notes outstanding as of December 31, 2025 and September 30, 2025 respectively.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans (“Working Capital Loans”) made by the Sponsor, the Company’s officers and directors, or the Company’s or their affiliates to the Company prior to or in connection with its initial Business Combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of its initial Business Combination. The units would be identical to the Private Units.

On August 25, 2025, the Company issued an unsecured promissory note (the “Working Capital Note”) in the principal amount of up to $300,000 to the Sponsor. The proceeds of the Working Capital Note, which may be drawn down from time to time until the Company consummates its initial Business Combination, will be used as general working capital purposes.

The Working Capital Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s Business Combination or (ii) the date of expiry of the term of the Company. The Sponsor has the right, but not the obligation, to convert the Working Capital Note, in whole or in part, respectively, into Conversion Units upon the consummation of a business combination. The number of Conversion Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

As of December 31, 2025 and September 30, 2025, the Company had $300,000 and $200,000 outstanding under the Working Capital Note.

Administrative Support Services

Commencing on the effective date of the registration statement of the IPO, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees. The Company incurred $30,000 and $30,000 for the three months ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and September 30, 2025, the unpaid balance of administrative support service fee were $80,000 and $50,000, respectively, which were included in the balance of amount due to related party.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Representative Shares, Private Units, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to a registration rights agreement on July 2, 2025 requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to its completion of its initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company had granted the underwriter a 45-day option from the date of IPO to purchase up to an additional 750,000 Option Units to cover over-allotments, if any. On July 8, 2025, the underwriters exercised the Over-Allotment Option in full.

The underwriter was entitled to a cash underwriting discount of $0.15 per unit, or $750,000 (or up to $862,500 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriter was entitled to acquire the Company’s 200,000 Class A ordinary shares (or up to 230,000 shares of Class A ordinary shares if the underwriters’ over-allotment is exercised in full) that were registered in the IPO and were paid at the closing of the IPO as the Representative Shares. In addition, the underwriter has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of its initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period. In connection with the IPO, the Company issued 200,000 Representative Shares to the underwriter with a fair value of $262,000. In connection with the issuance and sales of the Option Units, the Company issued an additional 30,000 Representative Shares to the underwriter with a fair value of $39,000.

Advisory Agreements

The Company has entered into several agreements with financial advisors in connection with identifying and consulting with the Company with respect to the potential acquisition targets. Any fees under these agreements are only earned by the financial advisors, and do not become due and payable to them until the Company completes an initial Business Combination with a target identified by that financial advisor. As of the financial statements issue date, the Company has determined that the possibility of the business combination with any potential target identified by a financial advisor is not probable.

Note 7 — Shareholders’ Equity

Preference Share — The Company is authorized to issue 10,000,000 preference shares, $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2025 and September 30, 2025, there were no preference shares issued or outstanding.

Class A Ordinary Share — The Company is authorized to issue 390,000,000 Class A ordinary shares with $0.0001 par value. There were 458,000 Class A ordinary shares issued or outstanding, excluding 2,930,233 Class A ordinary shares subject to possible redemption as of December 31, 2025 and September 30, 2025.

Class B Ordinary Share — The Company is authorized to issue 100,000,000 Class B ordinary shares with $0.0001 par value. In July 2023 and September 2023, the Company issued an aggregate of 1,437,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.02 per share, of which an aggregate of up to 187,500 shares were subject to forfeiture for no consideration to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the initial shareholder would collectively own 20% of the Company’s issued and outstanding ordinary shares after the IPO (assuming they do not purchase any Units in the IPO and excluding the Class A ordinary shares underlying the Placement Units). As a result of the underwriters’ exercise of their over-allotment option in full on July 8, 2025, all 187,500 Class B ordinary shares were no longer subject to forfeiture. As of December 31, 2025 and September 30, 2025, there were 1,437,500 Class B ordinary shares issued and outstanding,

Prior to the initial Business Combination, only holders of Class B ordinary shares will have the right to vote in the election of directors. Holders of its Class A ordinary shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association with class rights may not be amended without a resolution passed by holders of at least two thirds of the Company’s ordinary shares who are eligible to vote and attend and vote in a general meeting of the Company’s shareholders. With respect to any other matter submitted to a vote of its shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of the Founder Shares and holders of its Class A ordinary shares will vote together as a single class, with each share entitling the holder to one vote.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to the Company’s amended and restated memorandum and articles of association, as more fully described in Note 5.

Rights

Each holder of a right will receive one-fifth (1/5) of one Class A ordinary share upon consummation of its initial Business Combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the one-fifth (1/5) share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company). The Company will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. As a result, the holders of rights must hold rights in multiples of five (5) in order to receive shares for all of their rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless. As of December 31, 2025, there were a total of 5,978,000 rights outstanding, which can be converted into 1,195,600 Class A ordinary share upon consummation of the initial Business Combination.

Note 8 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.  When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews key metrics, which include the following:

	For the Three Months Ended December 31,
	2025	2024
General and administrative expenses	$417,642	$152,038
Interest earned on investments held in Trust Account	$299,353	$694,056

The key measures of segment profit or loss reviewed by the CODM are general and administrative expenses and interest earned on investments held in Trust Account. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Interest earned on investments held in Trust Account are reviewed to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date when these unaudited condensed consolidated financial statements were issued. Based on this review, the Company identified the following subsequent events that would require adjustment or disclosure in the financial statements.

Promissory Note – Monthly Extension

On January 2, 2026, the Monthly Extension Fee in the amount of $150,000 was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial business combination by one from January 3, 2026 to February 3, 2026. On February 3, 2026, the Monthly Extension Fee in the amount of $150,000 was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial business combination by one from February 3, 2026 to March 3, 2026. The two Monthly Extension Fees were paid by the Sponsor, accordingly, the Company issued two Extension Notes to the Sponsor, each in the principal amount of $150,000, in connection with the payment of Monthly Extension Fee, respectively.

Promissory Note – Working Capital

On January 6, 2026, the Company issued a Working Capital Note in the principal amount of up to $300,000 to the Sponsor. The proceeds of the Working Capital Note, which may be drawn down from time to time until the Company consummates its initial business combination, will be used as general working capital purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Marine Thinking Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Marine Thinking Inc. (the “Company") as at April 30, 2025 and 2024 and the related consolidated statements of loss and comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the two-year period ended April 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the consolidated financial statements, the Company has suffered recurring losses and has net working capital deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

MNP LLP

1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2025.

Toronto, Ontario

December 29, 2025

1 Adelaide Street East, Suite 1900, Toronto, Ontario, I'45C 2V9
1.877.251.2922 T: 416.596.1711 F: 416.596.7894 I'4NP.ca

MARINE THINKING INC.

Consolidated Balance Sheets as at April 30, 2025 and 2024
(Amounts expressed in United States Dollars)

	Notes	2025	2024
		$	$
Assets
Current assets
Cash		291,077	306,747
Accounts receivables	3	115,374	342,943
Inventories	4	60,275	31,317
Prepaids and deposits		45,754	33,837
Total current assets		512,480	714,844

Property and equipment	5	92,102	136,597
Operating lease right of use assets	7	132,528	151,383
Total assets		737,110	1,002,824

Liabilities
Current liabilities
Accounts payable and accrued liabilities		294,240	86,010
Deferred revenue		266,462	10,650
Loans payable	6	41,725	41,927
Convertible note and interest payable	8	-	1,348,084
Government grant liability	2	-	92,697
Derivative liability	8	-	375,000
Operating leases liabilities	7	35,948	28,685
Total current liabilities		638,375	1,983,053

Loans payable	6	42,001	84,131
Operating leases liabilities	7	94,172	119,950
Total liabilities		774,548	2,187,134

Shareholder’s deficit
Common shares, unlimited shares authorized, 17,930,465 shares outstanding as of April 30, 2025 and 17,248,647 shares outstanding as of April 30, 2024, no par value	9	-	-
Additional paid in capital		9,641,601	8,141,601
Accumulated other comprehensive loss		(153,001)	(158,657)
Accumulated deficit		(9,526,038)	(9,167,254)
Total shareholders deficit		(37,438)	(1,184,310)
Total liabilities and shareholders deficit		737,110	1,002,824

Approved on behalf of the Board

_____________________________

 _____________________________

See accompanying notes to the consolidated financial statements.

MARINE THINKING INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

	Notes	2025	2024
		$	$

Sales		664,283	278,704
Costs of goods sold		(186,079)	(225,132)

Gross profit		478,204	53,572

Expenses
General and administrative	14	1,452,053	2,200,980
Research and development		292,610	1,163,850
Depreciation	5, 7	80,163	110,774
Government assistance	2	(775,422)	(988,922)

Total expenses		1,049,404	2,486,682

Loss from operations		(571,200)	(2,433,110)
Interest expenses	7, 8	(360,375)	(249,417)
Gain on extinguishment of convertible note	8	572,791	-

Net loss		(358,784)	(2,682,527)

Foreign currency translation adjustment		5,656	8,127
Comprehensive loss		(353,128)	(2,674,400)

Net loss per share
Basic and diluted		(0.021)	(0.156)

Weighted average number of shares outstanding
Basic and diluted		17,334,575	17,248,647

See accompanying notes to the consolidated financial statements.

MARINE THINKING INC.

Consolidated Statements of Changes in Equity (Deficit)

(Amounts expressed in United States Dollars)

		Common shares		Additional paid	Accumulated other comprehensive	Accumulated	Total shareholders’
	Notes	Number	Amount	in capital	income (loss)	Deficit	equity (deficit)
			$	$	$	$	$

Balance at April 30, 2023		17,248,647	-	8,141,601	(166,784)	(6,484,727)	1,490,090

Net loss		-	-	-	-	(2,682,527)	(2,682,527)
Foreign currency translation			-	-	8,127	-	8,127
Balance at April 30, 2024		17,248,647	-	8,141,601	(158,657)	(9,167,254)	(1,184,310)

Shares issued on conversion of debt	9	681,818	-	1,500,000	-	-	1,500,000
Net loss		-	-	-		(358,784)	(358,784)
Foreign currency translation			-	-	5,656	-	5,656
Balance at April 30, 2025		17,930,465	-	9,641,601	(153,001)	(9,526,038)	(37,438)

See accompanying notes to the consolidated financial statements.

MARINE THINKING INC.

Consolidated Statements of Cash Flows

For the years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

	Notes	2025	2024
Operating activities		$	$
Net loss		(358,784)	(2,682,527)
Items not involving cash
Gain on extinguishment of convertible note		(572,791)	-
Depreciation of property and equipment		45,216	46,261
Amortization of operating right-of-use assets		33,853	64,513
Foreign exchange		3,022	958
Operating lease expenses accretion		11,092	12,212
Accrued interest expense		349,707	223,084
		(488,685)	(2,335,499)
Changes in non-cash working capital
Accounts receivables		223,857	(106,761)
Inventories		(29,386)	1,944
Prepaid and deposits		(11,968)	(27,399)
Deferred revenue		253,514	(161,708)
Operating lease liabilities	7	(44,143)	(36,610)
Government grant liability		(91,407)	94,363
Accounts payable and accrued liabilities		206,726	(142,400)
		18,508	(2,714,070)
Investing activities
Purchase of property and equipment		(375)	(50,538)
		(375)	(50,538)
Financing activities
Payment for finance lease		-	(25,834)
Payment for vehicle loan		-	(6,901)
Payment for loans	6	(41,927)	(42,497)
Proceeds from convertible notes	8	-	1,500,000
		(41,927)	1,424,768
Effect of exchange rate changes		8,124	4,541

(Decrease) in cash		(15,670)	(1,335,299)
Cash, beginning of year		306,747	1,642,046
Cash, end of year		291,077	306,747

  See accompanying notes to the consolidated financial statements.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

1.	Nature of operations

Marine Thinking Inc. (the “Company”) was incorporated under the Canadian Business Corporations Act of Canada on February 13, 2018. The Company’s registered address is Suite 110, 1096 Marginal Road Street, Halifax, NS, Canada, B3H 4N4.

The Company is in the business of developing artificial intelligence (AI) for specialized remotely operated vehicles (ROV) and sells specialized equipment and technology solutions for marine vehicles.

2.	Summary of significant accounting policies

(a)	Basis of presentation and measurement and going concern

These consolidated financial statements as of April 30, 2025, and April 30, 2024, and for the years ended April 30, 2025, and April 30, 2024 (the “Consolidated Financial Statements”) of the Company were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The accompanying Consolidated Financial Statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

These Consolidated Financial Statements have been prepared on the basis of accounting applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

For the year ended April 30, 2025, the Company incurred a comprehensive loss of $353,128 resulting in an accumulated deficit of $9,526,038. For the year ended April 30, 2025, the Company had $291,077 in cash and a net working capital deficit of $125,895. The Company’s recurring losses from operations and net working capital deficit raise substantial doubt about the Company’s ability to continue as a going concern.

During the years ended April 30, 2025 and 2024, the Company funded its working capital requirements and its capital and operating expenditures through proceeds from revenues and debts issuances. There is no guarantee or assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

The global economy, including the financial and credit markets, have experienced extreme volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Management monitors recent developments in relation to global tariffs and does not anticipate any material impact on the financial position of the Company.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

The Consolidated Financial Statements do not reflect any adjustments to the carrying values of assets and liabilities or the reported expenses and balance sheets classifications that would be necessary should the going concern assumption be inappropriate. Such adjustments could be material.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

(b)	Functional and presentation currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Functional currency determinations are made based upon a number of economic factors, including but not limited to cash flows and financing transactions.

The functional currency of the Company is Canadian dollar. The functional currency of the Company’s wholly owned subsidiary, Marine Thinking USA Inc. (inactive), is US dollar which is also the presentation currency of these Consolidated Financial Statements.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

The assets and liabilities of entities with a functional currency that differs from the presentation currency are translated to the presentation currency as follows:

Assets and liabilities are translated at the closing rate at the end of the financial reporting period;

Income, expenses, and cash flows are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case, income and expenses are translated at the rate on the dates of the transactions);

Equity transactions are translated using the exchange rate at the date of the transaction; and

All resulting exchange differences are recognized as a separate component of equity as accumulated other comprehensive income or loss.

(c)	Basis of consolidation

These Consolidated Financial Statements include the financial information of the Company and Marine Thinking USA Inc. All intercompany balances and transactions have been eliminated upon consolidation.

(d)	Cash

Cash include cash on hand and demand deposits with financial institutions. Cash held in financial institutions have carrying values that approximate fair value.

(e)	Accounts receivables

Accounts receivables are recorded net of current expected credit losses. The Company estimates current expected credit losses based on existing contractual payment terms, actual payment patterns of its customers and individual customer circumstances.

(f)	Inventories

Inventories of purchased finished goods as well as parts and materials are valued at the lower of cost or net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the reasonably predictable costs of completion, disposal and transportation. Inventories are measured using the weighted average cost method.

The Company reviews inventory for obsolete, redundant, and slow- moving goods, and any such inventories are written down to net realizable value.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

(g)	Property and Equipment:

Property and equipment is measured at cost less accumulated depreciation and impairment losses. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms:

Computer equipment	5 years
Furniture and equipment	5 years
Vehicles	5 years
Right of use assets	Lesser of useful time or lease term

An asset’s residual value, useful life and depreciation method are reviewed annually, or when events or circumstances indicate that the current estimate or depreciation method are no longer applicable. Changes are adjusted prospectively if appropriate. Gains and losses on disposal of an asset are determined by comparing the proceeds from disposal with the carrying amount of the items and are recognized in the Consolidated Statements of Loss and Comprehensive Loss.

The Company evaluates the recoverability of property and equipment whenever events or changes in circumstances indicate that the carrying value of the asset or asset group may not be recoverable. See – Impairment of long-lived assets information within this note for detailed information on the Company’s impairment assessment of its property and equipment.

(h)	Leases

Leases are classified as operating or finance leases based on the terms of the lease agreement and certain characteristics of the identified assets. The Company has three operating leases for corporate offices range from 2 to 5.75 years.

The Company determines if an arrangement is a lease at the inception of the contract. Lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term for those arrangements where there is an identified asset and the contract conveys the right to control its use. The right-of-use (“ROU”) asset is measured at the initial amount of the lease liability, adjusted for lease payments made at or before the lease commencement date, and initial direct costs. For operating leases, right-of-use assets are reduced over the lease term by the straight-line expense recognized, less the amount of accretion of the lease liability determined by using the effective interest rate method. Finance leases are included in property and equipment in the Company’s Consolidated Balance Sheets.

Operating lease expense is recognized on a straight-line basis over the term of the lease and is included in lease expense in the Company’s Consolidated Statements of Loss and Comprehensive Loss. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the lease asset, and interest expense, which is recognized following an effective interest rate method and is included in finance and other expenses in the Company’s Consolidated Statements of Loss and Comprehensive Loss.

The Company’s leases do not provide an implicit rate that can be easily determined. Therefore, the Company applies its incremental borrowing rate to the lease based on the information available at the commencement date.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

Certain leases include one or more options to renew the lease at the Company’s discretion. The Company regularly evaluates lease renewal options and, when they are reasonably certain of the exercise of the option to renew a lease, incorporates the renewal term for accounting purposes.

The Company evaluates its ROU assets for impairment consistent with its impairment of long-lived assets. See – Impairment of long-lived assets information within this note for detailed information on the Company’s impairment assessment of its right-of-use assets.

(i)	Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and ROU assets, based on whether events or changes in circumstances indicate that the carrying value of the asset, or asset group, may not be recoverable.

When the Company determines that the carrying value of the long-lived asset may not be recoverable based upon the existence of one or more indicators, the assets are assessed for impairment based on the estimate of future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted cash flows are less than the carrying value, the Company measures the fair value of the asset group. If the carrying value of an asset group exceeds its fair value, an impairment loss is recorded for the excess of the asset group’s carrying value over its estimated fair value.

(j)	Revenue recognition

Revenue is recognized by the Company in accordance with ASU 2014-09 Revenue from Contracts with Customers (Topic 606). The standard requires sales to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps: i) identify the contract with a customer; ii) identify the performance obligations in the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligations in the contract; and v) recognize sales when (or as) the entity satisfies a performance obligation.

Revenues consist of sales for products and systems purchased and developed by the Company. Sales are recognized when control of the goods or system has transferred to the purchaser and the collectability is reasonably assured. This is generally when goods and systems have been delivered, which is also when the performance obligations have been fulfilled under the terms of the related sales contract. Where payments have been received from customers for goods or systems to be delivered, or licenses to be used in the future period, such payments are recorded as deferred revenue which is recognized as revenue when the goods or systems delivered, or when the license period passed . A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against associated probabilities.

(k)	Governmental grants

Government loans and grants

From time to time, the Company receives interest free loans from governmental agencies. These loans are accounted for under ASC 470, Debt.

In relation to government grants, there is no specific guidance in US GAAP that addresses the recognition and measurement of government assistance received by a business entity. The Company accounts for government grants under IAS 20, Accounting for Government Grants and Disclosures of Government Assistance. Governmental grants are recognized when they are received or receivable and when there is reasonable assurance that the Company will comply with any conditions attached to the grant.

Portion of the government grant received in 2024 was recognized as a government grant liability and recognized in the Consolidated Statements of Loss and Comprehensive Loss in the year ended April 30, 2025.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

(l)	Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the Consolidated Statements of Loss and Comprehensive Loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at period-end, adjusted for amendments to tax payable with regard to previous years. Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it more likely than not that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)	Share capital

Common Shares

Common Shares are classified as equity. The proceeds from the exercise of stock options and warrants are recorded as share capital. Incremental costs directly attributable to the issuance of Common Shares are recognized as a deduction from equity.

(n)	Convertible instruments

The Company evaluates and accounts for conversion options embedded in convertible instruments in accordance with ASC 815, Derivatives and Hedging.

The Company issued convertible note to raise capital to expand its business and support general corporate needs. The convertible instruments included embedded derivatives in the form of conversion features. Management evaluated the convertible note to determine the proper accounting and whether the embedded derivatives required bifurcation from the host instrument.

When the conversion features are bifurcated from the host instrument, the proceeds are allocated first to the conversion feature based on its fair value, measured using a valuation method, and the residual was allocated to the host instrument and recorded as convertible debt at amortized cost. To the extent there are changes to the terms of outstanding convertible notes, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows at the original effective interest rate under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. For a modification that results in derecognition, a gain or loss will be recognized in profit or loss for the difference between the carrying amount of the financial liability extinguished and the fair value of the modified financial liability.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

(o)	Embedded derivative liabilities

The Company evaluates its financial instruments to determine if those instruments or any embedded components of those instruments qualify as derivatives that need to be separately accounted for in accordance with ASC 815, Derivatives and Hedging. Embedded derivatives satisfying certain criteria are recorded at fair value at issuance and marked-to-market at each balance sheet date with the change in the fair value recorded as income or expense. In addition, upon the occurrence of an event that requires the derivative liability to be reclassified to equity, the derivative liability is revalued to fair value at that date.

(p)	(Loss) earnings per share

The Company presents basic and diluted (loss) earnings per share data for its common shares. Basic (loss) earnings per share is calculated using the treasury stock method, by dividing the (loss) income attributable to holders of common shares in the capital of the Company by the weighted average number of common shares outstanding during the period. Contingently issuable shares are not considered outstanding common shares and consequently are not included in the (loss) earnings per share calculations.

In order to determine diluted (loss) earnings per share, it is assumed that any proceeds from the exercise of dilutive instruments would be used to repurchase common shares at the average market price during the period. The Company also considers all outstanding convertible securities, such as convertible debentures, as if such instruments were converted into common shares.

Diluted (loss) earnings per share is determined by adjusting the (loss) income attributable to common shareholders and the weighted average number of common shares, adjusted for the effects of all dilutive potential common shares.

In a period of losses, all of the potentially dilutive common share equivalents are excluded in the determination of dilutive net loss per share because their effect is antidilutive. During the years ended April 30, 2025 and April 30, 2024, no potentially dilutive common share equivalents were included in the computation of diluted loss per share because their impact would have been anti-dilutive.

(q)	Research and Development

The Company accounts for research and development (“R&D”) costs in accordance with ASC 730 – Research and Development. R&D costs are expensed as incurred and include expenditures related to the development of new products, processes, or services, as well as significant improvements to existing offerings.

R&D expenses primarily consist of:

●	Salaries and benefits of personnel engaged in R&D activities

●	Materials, supplies, and testing costs

●	Fees paid to third-party consultants and contract research organizations

●	Depreciation of equipment used in R&D

Costs incurred for software development intended for internal use are capitalized in accordance with ASC 350-40, once the application development stage is reached and certain criteria are met.

The Company does not capitalize any R&D costs related to activities prior to achieving technological feasibility, nor does it capitalize costs associated with general business development or routine product enhancements.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

(r)	Use of significant estimates and judgements

The preparation of the Company’s Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Management has applied significant estimates and judgments related to the following:

i) Inventory

The determination of net realizable value requires significant judgment, including consideration of factors such as the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross profit.

ii) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities.

iii) Incremental borrowing rates

The incremental borrowing rate is the rate of interest that the Company estimates it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company estimates its incremental borrowing rate as the interest rate the Company would pay to borrow funds necessary to obtain an asset of similar value over similar terms taking into consideration the economic factors and the credit risk rating at the commencement date of the lease.

iv) Current Expected Credit Losses

Management determines the current expected credit losses by evaluating individual receivable balances along with the consideration of other financial and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the balance sheet date.

v) Derivative liability

The determination of the value of the derivative liability requires the Company to make estimates and assumptions on the value of the financial instruments on the granting date and the subsequent reporting dates.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

(s)	New standards, amendments and interpretations adopted

(i) In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this standard during the year ended April 30, 2025 and it did not have a material impact on the Company’s financial statements.

(t)	New standards, amendments and interpretations not yet adopted

(i) In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, Income Statement – Reporting Comprehensive Loss – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, a new accounting standard to improve the disclosures about an entity’s expenses and address requests from investors for more detailed information about the types of expenses included in commonly presented expense captions. The new standard will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2024-03 on its Consolidated Financial Statements; however, the Company does not expect the adoption of ASU 2024-03 to have a material impact on its Consolidated Financial Statements.

(ii) In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily related to the income tax rate reconciliation and income taxes paid. The expanded annual disclosures will be effective for the financial year ending December 31, 2025. The Company is currently evaluating the impact that ASU 2023-09 will have on its Consolidated Financial Statements and whether we will apply the standard prospectively or retrospectively.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

3.	Accounts receivables

	April 30,	April 30,
	2025	2024
Trade receivables	$86,112	$129,565
Sales taxes receivable	29,262	213,378
	$115,374	$342,943

The following table presents the aging of trade receivables:

	April 30,	April 30,
	2025	2024
Trade receivables	$86,112	$129,565
Of Which
Current	1,235	115
31-90 days	41,623	5,618
Over 90 days	43,254	123,832
	$86,112	$129,565

4.	Inventories

	April 30,	April 30,
	2025	2024
Finished goods -Blue Robotics	$23,460	$8,039
Accessories, supplies and consumables	36,815	23,278
	$60,275	$31,317

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

5.	Property and equipment

	Computer	Office
Costs	Equipment	equipment	Vehicles	Total
	$	$	$	$
April 30, 2023	65,174	36,195	92,553	193,922
Addition	14,801	5,377	30,360	50,538
Foreign exchange translation	(1,137)	(581)	(1,779)	(3,497)
April 30, 2024	78,838	40,991	121,134	240,963
Addition	-	-	375	375
Foreign exchange translation	(379)	(197)	(591)	(1,167)
April 30, 2025	78,459	40,794	120,918	240,171

	Computer	Office
Accumulated amortization	Equipment	equipment	Vehicles	Total
	$	$	$	$
April 30, 2023	26,930	12,643	20,151	59,724
Depreciation	14,525	7,905	23,831	46,261
Foreign exchange translation	(618)	(310)	(691)	(1,619)
April 30, 2024	40,837	20,238	43,291	104,366
Depreciation	13,393	7,086	24,737	45,216
Foreign exchange translation	(496)	(255)	(762)	(1,513)
April 30, 2025	53,734	27,069	67,266	148,069

Net book values
April 30, 2024	38,001	20,753	77,843	136,597
April 30, 2025	24,725	13,725	53,652	92,102

Depreciation expense was $45,216 for the year ended April 30, 2025 and $46,261 for the year ended April 30, 2024.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

6.	Loans payable

	April 30,	April 30,
	2025	2024
ACOA Loan 1 balance	$17,263	$29,591
Current	12,186	12,245
Non-current	5,077	17,346

ACOA Loan 2 balance	$66,463	$96,467
Current	29,539	29,682
Non-current	36,924	66,785

Total loans payable	$83,726	$126,058
Current	41,725	41,927
Non-current	42,001	84,131

During the year ended April 30, 2021, the Company obtained an interest free loan from the Atlantic Canada Opportunities Agency (“ACOA”) that is a government assistance for the Company’s purchase of assets and research development. The loan is unsecured, and is repaid by monthly payment of CAD$1,403 starting from October 2021 to September 2026. The amortized balance of the loan as of April 30, 2025 was $17,263 (CAD$23,844) (2024 - $29,591 or CAD $40,675) of which $12,186 (CAD$16,831) was due within a year (2024 - $12,245 or CAD$16,831). $12,245 or CAD$16,831 (2024 - $12,411 or CAD$16,831) was repaid in the year ended April 30, 2025.

During the year ended April 30, 2022, the Company obtained another interest free loan from ACOA that is a government assistance for the Company’s purchase of assets and research development. The loan in total principal amount of CAD$204,000 is unsecured, and is repaid by monthly payment of CAD$3,450 starting from August 1, 2022 to July 2027. The amortized balance of the loan as of April 30 2025 was $66,463 or CAD$91,800 (2024 - $96,467 or CAD$132,600) of which $29,539 or CAD$40,800 (2024 - $29,682 or CAD$40,800) was due within a year. $29,682 or CAD$40,800 (2024 - $30,086 or CAD$40,800) was repaid in the year ended April 30, 2025.

Maturities of loans payable

Stated maturities of loans payable over the next five years are as follows:

April 30, 2026	$41,725
April 30, 2027	33,534
April 30, 2028	8,467
Total	$83,726

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

7.	Leases

ROU Asset Continuity
Balance - April 30, 2023	$26,321
Additions	192,183
Depreciation	(64,513)
Foreign exchange translation adjustment	(2,608)
Balance - April 30, 2024	$151,383
Additions	15,892
Depreciation	(33,853)
Foreign exchange translation adjustment	(894)
Balance - April 30, 2025	$132,528

Lease liabilities
Balance - April 30, 2023	$25,307
Additions	150,292
Lease payments	(36,610)
Interest expense	12,212
Foreign exchange translation adjustment	(2,566)
Balance - April 30, 2024	$148,635
Additions	15,412
Lease payments	(44,143)
Interest expense	11,092
Foreign exchange translation adjustment	(876)
Balance - April 30, 2025	$130,120

	April 30,	April 30,
	2025	2024
Lease liabilities
Current	$35,948	$28,685
Non-current	$94,172	$119,950
Total lease liabilities	$130,120	$148,635

For the determination of lease liabilities, the Company used an incremental borrowing rate in the range of 6.75% -7.59%.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

Undiscounted lease obligations as of April 30, 2025 are as follows:

April 30, 2026	$44,553
April 30, 2027	38,182
April 30, 2028	31,115
April 30, 2029	31,115
April 30, 2030	5,186
Total lease payments	150,151
Less: interests	(20,031)
Total lease liabilities	$130,120

8.	Convertible note and interest payable

On November 15, 2023 the Company issued an unsecured convertible note in the principal amounts of $1,500,000 to a third-party investor (the “Holder”). The convertible note had a maturity date of November 15, 2024 (the “Maturity Date”) and bore interest of 10% per annum payable on Maturity Date. The principal amount of the convertible note was subject to automatic conversion, without any further notice or other steps or proceedings being taken by the Company or the Holder, immediately upon completion of the Next Equity Financing (which is defined as equity financing completed before the Maturity Date), into common shares of the Company at the conversion price, which provided a discount of 20% to the price of common shares issued in the Next Equity Financing (the “Conversion Option”). The Company determined that the Conversion Option was not clearly and closely related to the debt host instrument. Therefore, the conversion option was separated from the debt host instrument and recorded at fair value with the changes in fair value recorded in the consolidated statements of loss and comprehensive loss.

The Company estimated the fair value of the Conversion Options at $375,000 on November 15, 2023 (issuance date) and April 30, 2024. The residual amount of $1,125,000 was assigned to the convertible note. The convertible note was accreted to the principal amount through the contractual term of the convertible note using effective interest rate of 43.34%.

The carrying amount of the convertible note as at April 30, 2024 was $1,348,084 including $223,084 of accrued interest and accretion expense. During the year ended April 30, 2024, the Company recorded $223,084 interest and accretion expense in its consolidated statements of loss and comprehensive loss.

The Conversion Option expired on the Maturity Date and the Company and the Holder agreed to amend the terms of the convertible note effective the Maturity Date (the “amended convertible note”). In accordance with the amended terms, the amended convertible note bore no interest from November 15, 2023 (issuance date), the Maturity Date was extended to March 15, 2025 (the “Amended Maturity Date”) and the amended convertible note was automatically converted on the Amended Maturity Date to 681,818 common shares of the Company, reflecting the conversion price of $2.2 per common share. As a consideration to the Holder agreeing to amend the terms of the convertible note, the Company will need to issue additional shares to the Holder at a price of $0.00001 per share if the next arm’s length equity financing share price is less than $2.75 (the “make whole option”). The make whole options is for a term of three years following the Amended Maturity Date and the number of share issuable under the make whole option is calculated as follows: ($1,500,000/80%* next arm’s length equity financing share price) less 681,818 shares issued on March 15, 2025. The Company estimated the fair value of make whole option to be nominal at November 15, 2024 and April 30, 2025. Subsequent to April 30, 2025, the Company and the Holder agreed to terminate the make whole option, Note 15.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

The amendment of the terms of the convertible note resulted in a substantial modification of the existing terms of the convertible note and accordingly was accounted for as an extinguishment. The Company estimated the fair value of the amended convertible note on November 15, 2024 at $1,452,209 using a market interest rate of 10.35% and recognized a gain on extinguishment of $572,791 which was recorded in the consolidated statements of loss and comprehensive loss. The amended convertible note was accreted to the principal amount through the contractual term of the convertible note using effective interest rate of 10.35%.

On March 15, 2025, the convertible note was converted to 681,818 common shares which resulted in extinguishment of the convertible note and recognition of $1,500,000 in additional paid-in capital.

During the year ended April 30, 2025, the Company recorded $349,707 interest and accretion expense in its consolidated statements of operations and comprehensive loss.

The following table presents the convertible debt and interest payable as of April 30, 2025 and 2024:

	Loan	Conversion option	Total
Balance - April 30, 2023	$-	$-	$-
Additions	1,125,000	375,000	1,500,000
Interest and accretion expense	223,084	-	223,084
Balance - April 30, 2024	$1,348,084	$375,000	$1,723,084
Interest and accretion expense	301,916	-	301,916
Balance on November 14, 2024	$1,650,000	$375,000	$2,025,000
Loan extinguishment on November 14, 2024	(1,650,000)	(375,000)	(2,025,000)
Amended convertible note	1,452,209	-	1,452,209
Interest accretion	47,791	-	47,791
Conversion to shares	(1,500,000)	-	(1,500,000)
Balance - April 30, 2025	$-	$-	$-

9.	Shareholders’ equity (deficit)

Authorized

The Company is authorized to issue an unlimited number of common shares, at no par value.

Issued and outstanding

As at April 30, 2025, the Company had 17,930,465 (2024 – 17,248,647) common shares issued and outstanding. On March 15, 2025, the Holder converted the convertible promissory note into 681,818 common shares of the Company valued at $1,500,000. See Note 8.

10.	Income taxes

The Company has computed its provision for income taxes based on the actual effective tax rate for the year as the Company believes this is the best estimate for the annual effective tax rate. The Company is subject to income taxes in the United States and Canada.

Significant judgment is required in evaluating the Company’s uncertain tax positions and determining the provision for income taxes. The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is not recognized if it has less than a 50% likelihood of being sustained.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	April 30, 2025	April 30, 2024
Domestic	29%	29%
Foreign	-	-
	29%	29%

	April 30, 2025	April 30, 2024
Reconciliation of expected tax based on income (loss)
Expected Income Tax Expense (Recovery)	$(104,047)	$(777,933)
Movement of Valuation Allowance	53,763	720,604
Foreign exchange	14,045	39,417
Convertible Debt Accounting Adjustment	25,616	-
Difference in Foreign Tax Rates	10,036	-
Other	587	$17,912
Income tax expense	$-	$-

The Company’s income tax (recovery) is allocated as follows:
Current tax expense	-	-
Deferred tax Expense	-	-

Deferred Income Taxes

The significant components of the deferred tax assets and liabilities consisted of the following:

	April 30, 2025	April 30, 2024
Deferred Tax Assets
Property, Plant and Equipment
Non-capital losses	$2,497,993	$2,638,221
Capital losses	10,036	-
Convertible notes and liabilities payable	-	44,792
Capital Lease Obligation	37,735	43,104
Total Gross Deferred Tax Assets	$2,545,764	$2,726,117

Valuation Allowance	(2,484,136)	(2,426,392)

Total Deferred Tax Assets, Net of Valuation Allowance	$61,628	$299,725
Deferred Tax Liabilities
Other temporary difference	$-	$(220,791)
Property and Equipment	(23,195)	(35,033)
ROU Assets	(38,433)	(43,901)
Total Gross Deferred Tax Liabilities	(61,628)	(299,725)

Net Deferred Tax Liabilities	$-	$-

As at April 30, 2025, the Company had non-capital losses of $8,616,000 available to reduce future taxable income expiring in the years as follows:

2040 - $ 239,000

2041 - 971,000

2042 - 2,239,000

2043 - 2,016,000

2044 – 3,151,000

As of April 30, 2025, the Company had Canadian capital loss carryforwards of $69,216, which can be carried forward indefinitely.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

11.	Financial instruments and risk management

Assets and liabilities measured at fair value

Financial instruments recorded at fair value are estimated by applying a fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy is summarized as follows:

a.	Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

b.	Level 2 - inputs other than quoted prices that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

c.	Level 3 - inputs for assets and liabilities not based upon observable market data

The following table represents the fair value amounts of financial assets and financial liabilities measured at estimated fair value on a recurring basis:

	April 30, 2025			April 30, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$291,077	$-	$-	$306,747	$-	$-
Derivative liability	-	-	-	-	375,000	-

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 1, Level 2 and Level 3 of the fair value hierarchy are presented below.

Level 1

Cash represents financial instruments for which the carrying amount approximates fair value due to their short-term maturities.

Level 2

The Company’s derivative liability consists of a conversion option, refer to Note 8 .

Risk Management

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable, net. The Company assesses the credit risk of trade receivables by evaluating the aging of trade receivables based on the invoice date. The carrying amounts of trade receivables are reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statements of Loss and Comprehensive Loss. When a trade receivable balance is considered uncollectible, it is written off against the allowance for expected credit losses.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

Subsequent recoveries of amounts previously written off are credited against operating expenses in the Consolidated Statements of Operations and Comprehensive Loss. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

(b)	Liquidity risk

The Company is exposed to liquidity risk, or the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through ongoing review of its capital requirements. The Company’s objective with respect to its capital management is to ensure it has sufficient cash resources to maintain its ongoing operations.

(c)	Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

i)	Foreign currency risk:

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and U.S. dollar and other foreign currencies will affect the Company’s operations and financial results.

The Company holds cash and cash equivalents in currencies other than their functional currency. The Company does not currently engage in currency hedging activities to limit the risks of currency fluctuations. Consequently, fluctuations in foreign currencies could have a negative impact on the profitability of the Company’s operations.

However, as of the year ended April 30, 2025, a 10% change in the value of the U.S. dollar compared to the Canadian dollar would result in a material impact on unrealized foreign exchange for the Company.

ii)	Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.

Fluctuations in interest rates impact the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date.

The Company does not have significant cash equivalents for the year ended April 30, 2025. At April 30, 2025, a 10% change to each of the interest rates would not result in a material impact. The Company’s loans payable have are non-interest-bearing instruments.

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

12.	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. In order to achieve this objective, the Company prepares a capital budget to manage its capital structure. The Company defines capital as borrowings, equity comprised of issued share capital, share-based payments, accumulated deficit, as well as funds borrowed from related parties.

Since inception, the Company has primarily financed its liquidity needs through the issuance of share capital and debt. The equity issuances are outlined in Note 9, debt financings are outlined in Note 6, and convertible debt is outlined in Note 8.

13.	Commitments and contingency

On December 6, 2024, the Company entered into a definitive agreement to engage a contractor in China to develop the electric control part of the TensorBox system the Company is developing, for an agreement price of $130,000, that would be completed in the year subsequent to April 30, 2025.

14.	General and administrative expenses

	2025	2024
	$	$
Salaries and benefits	1,158,682	1,750,635
Sales and marketing	6,610	8,605
Lease expenses	78,885	72,341
Professional fees	18,669	22,814
Other general and administrative expenses	175,289	308,129
Foreign exchange loss	13,918	38,456

Total expenses	1,452,053	2,200,980

15.	Subsequent events

On July 6, 2025 the Company entered into an Option Purchase Agreement, as amended on September 2 2025 (the “Option Agreement”), with the third party to purchase 583,333 common shares of Eureka Acquisition Corp, a Special Purpose Acquisition Corp (“SPAC”), a company traded on NASDAQ for a total consideration of $1,750,000 to be paid as follows: $200,000 payable within three business days of the execution of the Option Agreement (paid); $700,000 payable one month after the execution of the Option Agreement (paid); and $850,000 was payable on November 7, 2025 ($200,000 payable as of the date these consolidated financial statements are issued).

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

On September 22, 2025, the Company entered into an Option Assignment Agreement with 17323204 Canada Inc., the company which is owned by all the shareholders of the Company and has a common director with the Company and was a registered owner of 583,333 Company’s common shares (the “Assignee”). In accordance with the Option Assignment Agreement, the Company assigned and transferred to the Assignee all of the Company’s rights, title, benefit and interest in and to the Option Agreement (the “Assignment”). In consideration for the Assignment, the Assignee has agreed to transfer to the Company 583,333 Company’s common shares the Assignee owned, which would be returned to the Company’s treasury for cancellation.

Subsequent to April 30 2025, the Company issued 2,678,571 common shares in rights offering to its existing shareholders for a total consideration of $1,500,000. Two directors subscribed for 109,851 common shares and an entity controlled by two directors of the Company subscribed for 753,440 common shares.

On October 6, 2025, the make whole option as described in Note 8 has been terminated by the Company and the Holder with no shares issued or considerations paid to the Holder.

On October 29, 2025, the Company entered into Business Combination Agreement with SPAC and 17358750 Canada Inc. (the “Amalgamation Sub”) a newly incorporated wholly owned Canadian subsidiary of SPAC (the “BCA”). The BCA contemplates that the business combination among the SPAC, the Company and Amalgamation Sub will be completed through the following series of transactions:

●	Prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), the SPAC shall complete the deregistration as a Cayman Islands exempted company, immediately upon such deregistration, the domestication to Canada under the Canada Business Corporations Act (“CBCA”), (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of the SPAC shall be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.”.

●	Following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by the Company and Amalgamation Sub (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of the SPAC.

At the Amalgamation Effective Time, by virtue of the Amalgamation:

●	Each Company share issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a number of fully paid and non-assessable SPAC Class A Shares equal to the Amalgamation Multiple and such Company share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the foregoing issuance of the SPAC Class A Shares, Amalco shall issue to the SPAC one Amalco Share for each SPAC Class A Share so issued. Additionally, the SPAC shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it and the shares of the Amalgamation Sub will be cancelled. Amalgamation Multiple means the quotidian obtained by dividing (i) Total Share Consideration, by (ii) the total number of the common shares in the capital of the Company (“Company Shares”) on a fully diluted basis as of immediately prior to the Closing (assuming the exchange, conversion or exercise of any options, warrants or other convertible or exchangeable securities). Total Share Consideration means the quotidian obtained by dividing (i) US$130.0 million plus the cash proceeds from the Pre-IPO Investment(s) (as defined in the BCA), if any by (ii) US$10.0 per SPAC Class A Share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing and prior to the applicable redemption or conversion).

MARINE THINKING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended April 30, 2025 and 2024

(Amounts expressed in United States Dollars)

●	Each Company Option issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive SPAC Class A Shares (each, a “Rollover Option”) for each Company Option held, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. The number of the SPAC Class A Shares issuable upon exercise of each Rollover Option shall be determined by multiplying the number of Company Shares (as defined below) that were subject to such Company Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of the SPAC Class A Shares.

●	Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

At the Amalgamation Effective Time:

●	Each SPAC Unit issued and outstanding immediately prior to the Closing shall be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Share and one SPAC Right in accordance with the terms of the applicable SPAC Unit. SPAC Unit means a unit of the SPAC comprised of one SPAC Class A Share and one SPAC Right. SPAC Right means a right to receive one-fifth (1/5) of one SPAC Class A Share upon consummation of the Business Combination.

●	Each SPAC Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of a SPAC Class A Share.

Subsequent to April 30, 2025, the Company issued unsecured convertible debentures for the toral gross proceeds of $2,100,000. The unsecured convertible debentures bear interest of 8% per annum and mature 18 months from the issuance date. The entire principal amount outstanding in respect of this unsecured convertible debenture shall convert automatically, without any further notice or other steps or proceedings being taken by the Company or the subscriber, upon the earlier of (a) immediately prior to the occurrence of a Liquidity Event or (B) completion of the Next Equity Financing, into common shares of the Company. In the event of conversion of the entire principal amount, the subscriber agrees to release the Company from its obligation to pay any accrued but unpaid interest owing hereunder due to the date of conversion.

Subsequent to April 30, 2025, the Company obtained interest free loan from ACOA that is a government assistance for the Company’s purchase of assets and research development. The loan in total principal amount of CAD$179,836 of which C$113,612 was obtained as of the date these consolidated financial statements were approved for issuance. The loan is unsecured, and is repaid by monthly payment of CAD$1,353 starting from January 1, 2028 to December 1, 2034.

MARINE THINKING INC.

Unaudited Condensed Interim Consolidated Balance Sheets

as at October 31, 2025 and April 30, 2025

(Amounts expressed in United States Dollars)

		October 31,	April 30,
	Notes	2025	2025
		$	$
Assets
Current assets
Cash		376,080	291,077
Accounts receivables	3	134,649	115,374
Inventories	4	52,151	60,275
Prepaids and deposits		91,433	45,754
Total current assets		654,313	512,480

Property and equipment	5	82,082	92,102
Operating lease right of use assets	7	112,833	132,528
Total assets		849,228	737,110

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	1,215,371	294,240
Deferred revenue		151,650	266,462
Loans payable	6	40,113	41,725
Subscriptions for convertible note payable	8	150,000	-
Operating leases liabilities	7	35,422	35,948
Total current liabilities		1,592,556	638,375

Loans payable	6	101,880	42,001
Operating leases liabilities	7	75,413	94,172
Total liabilities		1,769,849	774,548

Shareholder’s deficit
Common shares, unlimited shares authorized, 17,930,465 shares outstanding as of April 30, 2025 and 20,025,703 shares outstanding as of October 31, 2025, no par value	9	-	-
Additional paid in capital	9	9,391,601	9,641,601
Accumulated other comprehensive loss		(147,033)	(153,001)
Accumulated deficit		(10,165,189)	(9,526,038)
Total shareholders deficit		(920,621)	(37,438)
Total liabilities and shareholders deficit		849,228	737,110

Approved on behalf of the Board

__________________________________________

__________________________________________

See accompanying notes to the unaudited condensed interim consolidated financial statements.

MARINE THINKING INC.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

		3 months ended	3 months ended	6 months ended	6 months ended
		October 31,	October 31,	October 31,	October 31,
	Notes	2025	2024	2025	2024
		$	$	$	$

Sales		150,426	125,725	649,804	445,228
Costs of goods sold		(18,019)	(59,108)	(318,413)	(86,018)
Gross profit		132,407	66,617	331,391	359,210

Expenses

General and administrative	13	542,567	354,962	968,382	822,691
Research and development		37,972	9,114	71,263	50,829
Depreciation	5, 7	11,057	11,293	22,050	22,867
Government assistance		(81,673)	(238,592)	(96,616)	(334,603)

Total expenses		509,923	136,777	965,079	561,784

Loss from operations		(377,516)	(70,160)	(633,688)	(202,574)
Interest expenses	7, 8	(2,620)	(147,433)	(5,463)	(290,471)

Net loss		(380,136)	(217,593)	(639,151)	(493,045)

Foreign currency translation adjustment		2,236	8,194	5,968	8,496
Comprehensive loss		(377,900)	(209,399)	(633,183)	(484,549)

Net loss per share
Basic and diluted		(0.019)	(0.013)	(0.033)	(0.029)

Weighted average number of shares outstanding Basic and diluted		20,309,864	17,248,647	19,120,165	17,248,647

See accompanying notes to the unaudited condensed interim consolidated financial statements.

MARINE THINKING INC.

Unaudited Condensed Interim consolidated Statement of Changes in Equity (Deficit)

(Amounts expressed in United States Dollars)

						Accumulated		Total
		Common shares		Shares to be	Additional paid in	other comprehensive	Accumulated	shareholders’ equity
	Notes	Number	Amount	issued	capital	income (loss)	Deficit	(deficit)
			$	$	$	$	$	$

Balance at April 30, 2024		17,248,647	-	-	8,141,601	(158,657)	(9,167,254)	(1,184,310)

Net loss		-	-	-	-		(275,452)	(275,452)
Foreign currency translation			-		-	302	-	302
Balance at July 31, 2024		17,248,647	-	-	8,141,601	(158,355)	(9,442,706)	(1,459,460)

Net loss		-	-	-	-		(217,593)	(217,593)
Foreign currency translation			-		-	8,194	-	8,194
Balance at October 31, 2024		17,248,647	-	-	8,141,601	(150,161)	(9,660,299)	(1,668,859)

Balance at April 30, 2025		17,930,465	-	-	9,641,601	(153,001)	(9,526,038)	(37,438)

Subscriptions received	9	-	-	307,122	-	-	-	307,122
Net loss		-	-	-	-		(259,015)	(259,015)
Foreign currency translation			-		-	3,732	-	3,732
Balance at July 31, 2025		17,930,465	-	307,122	9,641,601	(149,269)	(9,785,053)	14,401

Issue of shares	9	2,678,571	-	(307,122)	1,500,000	-	-	1,192,878
Repurchase of shares for cancellation	9	(583,333)	-	-	(1,750,000)	-	-	(1,750,000)
Net loss		-	-	-	-		(380,136)	(380,136)
Foreign currency translation			-		-	2,236	-	2,236
Balance at October 31, 2025		20,025,703	-	-	9,391,601	(147,033)	(10,165,189)	(920,621)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

MARINE THINKING INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

		6 months ended	6 months ended
		October 31,	October 31,
	Notes	2025	2024
		$	$
Operating activities
Net loss		(639,151)	(493,045)
Items not involving cash
Depreciation of property and equipment		22,050	22,867
Amortization of operating right-of-use assets		18,024	16,903
Operating lease expenses accretion		-	16,518
Accrued interest expense		4,640	290,418
		(594,437)	(146,338)
Changes in non-cash working capital
Accounts receivables		(17,459)	(61,252)
Inventories		8,797	11,603
Prepaid and deposits		(44,384)	(11,110)
Deferred revenue		(116,593)	236,742
Operating lease liabilities	7	(22,283)	(39,015)
Government grant liability		-	(93,170)
Accounts payable and accrued liabilities		66,169	50,648
		(720,190)	(51,892)

Investing activities
Option investment		(900,000)	-
Purchase of property and equipment		(13,248)	(370)
		(913,248)	(370)

Financing activities
Payment for loans	6	(21,087)	(21,291)
Proceeds from loan	6	80,050	-
Received for shares issued	9	1,500,000	-
Proceeds from convertible note subscriptions	8	150,000	-
		1,708,963	(21,291)

Effect of exchange rate changes		9,478	(2,481)

(Decrease) in cash		85,003	(76,034)
Cash, beginning of period		291,077	306,747
Cash, end of period		376,080	230,713

See accompanying notes to the unaudited condensed interim consolidated financial statements.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

1.	Nature of operations

Marine Thinking Inc. (the “Company”) was incorporated under the Canadian Business Corporations Act of Canada on February 13, 2018. The Company’s registered address is Suite 110, 1096 Marginal Road Street, Halifax, NS, Canada, B3H 4N4.

The Company is in the business of developing artificial intelligence (AI) for specialized remotely operated vehicles (ROV) and sells specialized equipment and technology solutions for marine vehicles.

On October 29, 2025, the Company entered into Business Combination Agreement (the “BCA”) with a special purpose acquisition corporation (the “SPAC”) and 17358750 Canada Inc. (the “Amalgamation Sub”) a newly incorporated wholly owned Canadian subsidiary of SPAC (the “BCA”). The BCA contemplates that the business combination among the SPAC, the Company and Amalgamation Sub will be completed through the following series of transactions:

●	Prior to the time when the Amalgamation (as defined below) becomes effective (the “Amalgamation Effective Time”), the SPAC shall complete the deregistration as a Cayman Islands exempted company, immediately upon such deregistration, the domestication to Canada under the Canada Business Corporations Act (“CBCA”), (the “SPAC Continuance”). Upon the completion of the SPAC Continuance, the name of the SPAC shall be changed from “Eureka Acquisition Corp.” to “Marine Thinking Holdings Inc.”.

●	Following the SPAC Continuance, and in accordance with the applicable provisions of the BCA and in accordance with the CBCA, at the closing of the transactions contemplated by the BCA (the “Closing”), the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco (“Amalco”), under the terms and conditions prescribed in the amalgamation agreement to be signed by the Company and Amalgamation Sub (the “Amalgamation”). Following the Amalgamation Effective Time, the Amalco will become a direct wholly owned subsidiary of the SPAC.

At the Amalgamation Effective Time, by virtue of the Amalgamation:

●	Each Company share issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a number of fully paid and non-assessable SPAC Class A Shares equal to the Amalgamation Multiple and such Company share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the foregoing issuance of the SPAC Class A Shares, Amalco shall issue to the SPAC one Amalco Share for each SPAC Class A Share so issued. Additionally, the SPAC shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it and the shares of the Amalgamation Sub will be cancelled. Amalgamation Multiple means the quotidian obtained by dividing (i) Total Share Consideration, by (ii) the total number of the common shares in the capital of the Company (“Company Shares”) on a fully diluted basis as of immediately prior to the Closing (assuming the exchange, conversion or exercise of any options, warrants or other convertible or exchangeable securities). Total Share Consideration means the quotidian obtained by dividing (i) US$130.0 million plus the cash proceeds from the Pre-IPO Investment(s) (as defined in the BCA), if any by (ii) US$10.0 per SPAC Class A Share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing and prior to the applicable redemption or conversion).

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

●	Each Company Option issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive SPAC Class A Shares (each, a “Rollover Option”) for each Company Option held, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. The number of the SPAC Class A Shares issuable upon exercise of each Rollover Option shall be determined by multiplying the number of Company Shares (as defined below) that were subject to such Company Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of the SPAC Class A Shares.

●	Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

At the Amalgamation Effective Time:

●	Each SPAC Unit issued and outstanding immediately prior to the Closing shall be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Share and one SPAC Right in accordance with the terms of the applicable SPAC Unit. SPAC Unit means a unit of the SPAC comprised of one SPAC Class A Share and one SPAC Right. SPAC Right means a right to receive one-fifth (1/5) of one SPAC Class A Share upon consummation of the Business Combination.

●	Each SPAC Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of a SPAC Class A Share.

2.	Summary of significant accounting policies

(a) Basis of presentation and going concern

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the requirements of the SEC for interim financial reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These condensed interim consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all normal and recurring adjustments which are necessary for the fair statement of the Company’s financial information. These interim results are not necessarily indicative of the results to be expected for the fiscal year ending April 30, 2026, or for any other interim period or for any other future year. All intercompany balances and transactions have been eliminated in consolidation.

The condensed interim consolidated balance sheet as of April 30, 2025, has been derived from the audited consolidated financial statements of the Company. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2025 and the notes thereto.

The accompanying condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

These condensed interim consolidated financial statements have been prepared on the basis of accounting applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

For the six months period ended October 31, 2025, the Company incurred a comprehensive loss of $633,183 resulting in an accumulated deficit of $10,165,189. For the period ended October 31, 2025, the Company had $376,080 in cash and a net working capital deficit of $937,075. The Company’s recurring losses from operations and net working capital deficit raise substantial doubt about the Company’s ability to continue as a going concern.

During the periods ended October 31, 2025 and 2024, the Company funded its working capital requirements and its capital and operating expenditures through proceeds from revenues and debts and equity issuances. There is no guarantee or assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

The global economy, including the financial and credit markets, have experienced extreme volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Management monitors recent developments in relation to global tariffs and does not anticipate any material impact on the financial position of the Company.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

The condensed interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities or the reported expenses and balance sheets classifications that would be necessary should the going concern assumption be inappropriate. Such adjustments could be material.

(b) Use of significant estimates and judgements

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

Management has applied significant estimates and judgments related to the following:

i) Inventory

The determination of net realizable value requires significant judgment, including consideration of factors such as the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross profit.

ii) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities.

iii) Incremental borrowing rates

The incremental borrowing rate is the rate of interest that the Company estimates it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company estimates its incremental borrowing rate as the interest rate the Company would pay to borrow funds necessary to obtain an asset of similar value over similar terms taking into consideration the economic factors and the credit risk rating at the commencement date of the lease.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

iv) Current Expected Credit Losses

Management determines the current expected credit losses by evaluating individual receivable balances along with the consideration of other financial and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the balance sheet date.

v) Derivative liability

The determination of the value of the derivative liability requires the Company to make estimates and assumptions on the value of the financial instruments on the granting date and the subsequent reporting dates.

(c) New standards, amendments and interpretations not yet adopted

(i)

In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, Income Statement – Reporting Comprehensive Loss – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, a new accounting standard to improve the disclosures about an entity’s expenses and address requests from investors for more detailed information about the types of expenses included in commonly presented expense captions. The new standard will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2024-03 on its financial statements.

(ii)	In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily related to the income tax rate reconciliation and income taxes paid. The Company adopted this standard during the period ended October 31, 2025 and it did not have a material impact on the Company’s financial statements.

3.	Accounts receivables

	October 31,	April 30,
	2025	2025
Trade receivables	$97,683	$86,112
Sales taxes receivable	36,966	29,262
	$134,649	$115,374

The following table presents the aging of trade receivables:

	October 31,	April 30,
	2025	2025
Trade receivables	$97,683	$86,112
Of Which
Current	-	1,235
31-90 days	95,691	41,623
Over 90 days	1,992	43,254
	$97,683	$86,112

As at October 31, 2025, the Company recorded a total of $nil provision against accounts receivable (April 30, 2025 - $nil).

4.	Inventories

	October 31,	April 30,
	2025	2025
Finished goods -Blue Robotics	$17,423	$23,460
Accessories, supplies and consumables	34,728	36,815
	$52,151	$60,275

As at October 31, 2025, the Company recorded a total of $nil provision against inventory (April 30, 2025 - $nil).

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

5.	Property and equipment

Costs	Computer Equipment	Office equipment	Vehicles	Total
	$	$	$	$
April 30, 2024	78,838	40,991	121,134	240,963
Addition	-	-	375	375
Foreign exchange translation	(379)	(197)	(591)	(1,167)
April 30, 2025	78,459	40,794	120,918	240,171
Addition	-	-	13,248	13,248
Foreign exchange translation	(1,149)	(597)	(1,968)	(3,714)
October 31, 2025	77,310	40,197	132,198	249,705

	Computer	Office
Accumulated amortization	Equipment	equipment	Vehicles	Total
	$	$	$	$
April 30, 2024	40,837	20,238	43,291	104,366
Depreciation	13,393	7,086	24,737	45,216
Foreign exchange translation	(496)	(255)	(762)	(1,513)
April 30, 2025	53,734	27,069	67,266	148,069
Depreciation	5,906	3,319	12,826	22,050
Foreign exchange translation	(875)	(446)	(1,176)	(2,496)
October 31, 2025	58,765	29,942	78,916	167,623

Net book values
April 30, 2025	24,725	13,725	53,652	92,102
October 31, 2025	18,545	10,255	53,282	82,082

Depreciation expense was $22,050 for the six months period ended October 31, 2025 and $22,867 for the six months period ended October 31, 2024. Depreciation expense was $11,057 for the three months period ended October 31, 2025 and $11,293 for the three months period ended October 31, 2024.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

6.	Loans payable

	October 31,	April 30,
	2025	2025
ACOA Loan 1 balance	$11,006	$17,263
Current	11,006	12,186
Non-current	-	5,077

ACOA Loan 2 balance	$50,937	$66,463
Current	29,107	29,539
Non-current	21,830	36,924

ACOA Loan 3 balance	$80,050	$-
Current	-	-
Non-current	80,050	-

Total loans payable	$141,993	$83,726
Current	40,113	41,725
Non-current	101,880	42,001

During the year ended April 30, 2021, the Company obtained an interest free loan from the Atlantic Canada Opportunities Agency (“ACOA”) that is a government assistance for the Company’s purchase of assets and research development. The loan is unsecured, and is repaid by monthly payment of CAD$1,403 starting from October 2021 to September 2026. The amortized balance of the loan as of October 31, 2025 was $11,006 (CAD$15,428) (April 30, 2025 - $17,263 or CAD $23,844) of which $11,006 (CAD$15,428) was due within a year (April 30, 2025 - $12,186 or CAD$16,831). $6,096 or CAD$8,418 (2024 - $6,155 or CAD$8,418) was repaid in the period ended October 31, 2025.

During the year ended April 30, 2022, the Company obtained another interest free loan from ACOA that is a government assistance for the Company’s purchase of assets and research development. The loan in total principal amount of CAD$204,000 is unsecured, and is repaid by monthly payment of CAD$3,450 starting from August 1, 2022 to July 2027. The amortized balance of the loan as of October 31, 2025 was $50,937 or CAD$71,400 (April 30, 2025 - $66,463 or CAD$91,800) of which $29,107 or CAD$40,800 (April 30, 2025 - $29,539 or CAD$40,800) was due within a year. $14,991 or CAD$20,700 (2024 - $15,136 or CAD$20,700) was repaid in the period ended October 31, 2025.

During the period ended October 31, 2025, the Company obtained another interest free loan from ACOA that is a government assistance for the Company’s purchase of assets and research development. The loan in total principal amount of CAD$179,836 of which C$113,612 was obtained as of October 31, 2025 that is unsecured, and is repaid by monthly payment of CAD$1,353 starting from January 1, 2028 to December 1, 2034. The amortized balance of the loan as of October 31, 2025 was $80,500 or CAD$113,612 (April 30, 2025 - $nil) of which $nil (April 30, 2025 - $nil) was due within a year. $nil (2024 - $nil) was repaid in the year ended October 31, 2025.

Maturities of loans payable

Stated maturities of loans payable over the next five years are as follows:

October 31, 2026	$40,113
October 31, 2027	21,830
October 31, 2028	9,649
October 31, 2029	11,579
October 31, 2030	11,579
Thereafter	$47,243
Total	$141,993

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

7.	Leases

ROU Asset Continuity
Balance - April 30, 2024	$151,383
Additions	15,892
Depreciation	(33,853)
Foreign exchange translation adjustment	(894)
Balance - April 30, 2025	$132,528
Depreciation	(18,024)
Foreign exchange translation adjustment	(1,671)
Balance - October 31, 2025	$112,833

Lease liabilities
Balance - April 30, 2024	$148,635
Additions	15,412
Lease payments	(44,143)
Interest expense	11,092
Foreign exchange translation adjustment	(876)
Balance - April 30, 2025	$130,120
Lease payments	(22,283)
Interest expense	4,640
Foreign exchange translation adjustment	(1,642)
Balance - October 31, 2025	$110,835

	October 31,	April 30,
	2025	2025
Lease liabilities
Current	$35,422	$35,948
Non-current	$75,413	$94,172
Total lease liabilities	$110,835	$130,120

For the determination of lease liabilities, the Company used an incremental borrowing rate in the range of 6.75% -7.59%.

Undiscounted lease obligations as of October 31, 2025 are as follows:

October 31, 2026	$41,389
October 31, 2027	33,513
October 31, 2028	30,659
October 31, 2029	20,440
October 31, 2030	-
Total lease payments	126,001
Less: interests	(15,166)
Total lease liabilities	$110,835

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

8.	Convertible note and interest payable

On November 15, 2023, the Company issued an unsecured convertible note in the principal amounts of $1,500,000 to a third-party investor (the “Holder”). The convertible note had a maturity date of November 15, 2024 (the “Maturity Date”) and bore interest of 10% per annum payable on Maturity Date. The principal amount of the convertible note was subject to automatic conversion, without any further notice or other steps or proceedings being taken by the Company or the Holder, immediately upon completion of the Next Equity Financing (which is defined as equity financing completed before the Maturity Date), into common shares of the Company at the conversion price, which provided a discount of 20% to the price of common shares issued in the Next Equity Financing (the “Conversion Option”). The Company determined that the Conversion Option was not clearly and closely related to the debt host instrument. Therefore, the conversion option was separated from the debt host instrument and recorded at fair value with the changes in fair value recorded in the consolidated statements of loss and comprehensive loss.

The Company estimated the fair value of the Conversion Options at $375,000 on November 15, 2023 (issuance date) and April 30, 2024. The residual amount of $1,125,000 was assigned to the convertible note. The convertible note was accreted to the principal amount through the contractual term of the convertible note using effective interest rate of 43.34%.

The Conversion Option expired on the Maturity Date and the Company and the Holder agreed to amend the terms of the convertible note effective the Maturity Date (the “amended convertible note”). In accordance with the amended terms, the amended convertible note bore no interest from November 15, 2023 (issuance date), the Maturity Date was extended to March 15, 2025 (the “Amended Maturity Date”) and the amended convertible note was automatically converted on the Amended Maturity Date to 681,818 common shares of the Company, reflecting the conversion price of $2.2 per common share. As a consideration to the Holder agreeing to amend the terms of the convertible note, the Company will need to issue additional shares to the Holder at a price of $0.00001 per share if the next arm’s length equity financing share price is less than $2.75 (the “make whole option”). The make whole options is for a term of three years following the Amended Maturity Date and the number of share issuable under the make whole option is calculated as follows: ($1,500,000/80%* next arm’s length equity financing share price) less 681,818 shares issued on March 15, 2025. The Company estimated the fair value of make whole option to be nominal at November 15, 2024 and April 30, 2025. On October 6, 2025, the make whole option has been terminated by the Company and the Holder with no shares issued or considerations paid to the Holder.

The amendment of the terms of the convertible note resulted in a substantial modification of the existing terms of the convertible note and accordingly was accounted for as an extinguishment. The Company estimated the fair value of the amended convertible note on November 15, 2024 at $1,452,209 using a market interest rate of 10.35% and recognized a gain on extinguishment of $572,791 which was recorded during the year ended April 30, 2025. The amended convertible note was accreted to the principal amount through the contractual term of the convertible note using effective interest rate of 10.35%.

On March 15, 2025, the convertible note was converted to 681,818 common shares which resulted in extinguishment of the convertible note and recognition of $1,500,000 in additional paid-in capital.

During the year ended April 30, 2025, the Company recorded $349,707 interest and accretion expense in its condensed interim consolidated statements of loss and comprehensive loss.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

The following table presents the convertible debt and interest payable as of April 30, 2025:

	Loan	Conversion option	Total
Balance - April 30, 2024	$1,348,084	$375,000	$1,723,084
Interest and accretion expense	301,916	-	301,916
Balance on November 14, 2024	$1,650,000	$375,000	$2,025,000
Loan extinguishment on November 14, 2024	(1,650,000)	(375,000)	(2,025,000)
Amended convertible note	1,452,209	-	1,452,209
Interest accretion	47,791	-	47,791
Conversion to shares	(1,500,000)	-	(1,500,000)
Balance - April 30, 2025	$-	$-	$-

In the period ended October 31, 2025 the Company received subscriptions for new convertible notes in total of $150,000, with the convertible notes agreement and terms to be finalized and signed.

9.	Shareholders’ equity (deficit)

Authorized

The Company is authorized to issue an unlimited number of common shares, at no par value.

Issued and outstanding

As at October 31, 2025, the Company had 20,025,703 (April 30, 2025 – 17,930,465) common shares issued and outstanding.

On March 15, 2025, the Holder converted the convertible promissory note into 681,818 common shares of the Company valued at $1,500,000. See Note 8.

On July 6, 2025, the Company entered into an Option Purchase Agreement, as amended on September 2 2025 (the “Option Agreement”), with a third party to purchase 583,333 common shares of Eureka Acquisition Corp, a Special Purpose Acquisition Corp (“SPAC”), a company traded on NASDAQ for a total consideration of $1,750,000 to be paid as follows: $200,000 payable within three business days of the execution of the Option Agreement (paid); $700,000 payable one month after the execution of the Option Agreement (paid). $850,000 was payable as of October 31, 2025 that is included in the accounts payable and accrued liabilities.

On September 22, 2025, the Company entered into an Option Assignment Agreement with 17323204 Canada Inc., the company which is owned by all the shareholders of the Company and has a common director with the Company and was a registered owner of 583,333 Company’s common shares (the “Assignee”). In accordance with the Option Assignment Agreement, the Company assigned and transferred to the Assignee all of the Company’s rights, title, benefit and interest in and to the Option Agreement (the “Assignment”). In consideration for the Assignment, the Assignee has transferred to the Company 583,333 Company’s common shares the Assignee owned which has been cancelled as of October 31, 2025. The cancellation of the common shares have been accounted for using the treasury stock method and has been recorded in the condensed interim consolidated statements of changes in equity.

In the period ended October 31, 2025, the Company issued 2,678,571 common shares in rights offering to its existing shareholders for a total consideration of $1,500,000. A director subscribed for 66,101 common shares and an entity controlled by two directors of the Company subscribed for 753,440 common shares.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

10.	Financial instruments and risk management

Assets and liabilities measured at fair value

Financial instruments recorded at fair value are estimated by applying a fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy is summarized as follows:

a. Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

c. Level 3 - inputs for assets and liabilities not based upon observable market data

The following table represents the fair value amounts of financial assets and financial liabilities measured at estimated fair value on a recurring basis:

	October 31, 2025			April 30, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$376,080	$-	$-	$291,077	$-	$-

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 1, Level 2 and Level 3 of the fair value hierarchy are presented below.

Level 1

Cash represents financial instruments for which the carrying amount approximates fair value due to their short-term maturities.

Risk Management

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable, net. The Company assesses the credit risk of trade receivables by evaluating the aging of trade receivables based on the invoice date. The carrying amounts of trade receivables are reduced through the use of an allowance account and the amount of the loss is recognized in the condensed interim consolidated statements of loss and comprehensive loss. When a trade receivable balance is considered uncollectible, it is written off against the allowance for expected credit losses.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

Subsequent recoveries of amounts previously written off are credited against operating expenses in the condensed interim consolidated statements of loss and comprehensive loss. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

(b) Liquidity risk

The Company is exposed to liquidity risk, or the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through ongoing review of its capital requirements. The Company’s objective with respect to its capital management is to ensure it has sufficient cash resources to maintain its ongoing operations.

(c) Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

i) Foreign currency risk:

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and U.S. dollar and other foreign currencies will affect the Company’s operations and financial results.

The Company holds cash and cash equivalents in currencies other than their functional currency. The Company does not currently engage in currency hedging activities to limit the risks of currency fluctuations. Consequently, fluctuations in foreign currencies could have a negative impact on the profitability of the Company’s operations.

As of the period ended October 31, 2025, a 10% change in the value of the U.S. dollar compared to the Canadian dollar would result not in a material impact on unrealized foreign exchange for the Company.

ii) Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.

The Company does not have significant cash equivalents for the year ended October 31, 2025. At October 31, 2025, a 10% change to each of the interest rates would not result in a material impact. The Company’s loans payable have are non-interest-bearing instruments.

MARINE THINKING INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods ended October 31, 2025 and 2024

(Amounts expressed in United States Dollars)

11.	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. In order to achieve this objective, the Company prepares a capital budget to manage its capital structure. The Company defines capital as borrowings, equity comprised of issued share capital, share-based payments, accumulated deficit, as well as funds borrowed from related parties.

Since inception, the Company has primarily financed its liquidity needs through the issuance of share capital and debt. The equity issuances are outlined in Note 9, debt financings are outlined in Note 6, and convertible debt is outlined in Note 8.

12.	Commitments and contingency

On December 6, 2024, the Company entered into a definitive agreement to engage a contractor in China to develop the electric control part of the TensorBox system the Company is developing, for an agreement price of $130,000, that would be completed in the period subsequent to October 31, 2025.

13.	General and administrative expenses

	6 Months Ended October 31, 2025	6 Months Ended October 31, 2024
	$	$
Salaries and benefits	522,391	611,113
Sales and marketing	2,805	2,923
Lease expenses	41,901	70,516
Professional fees	264,833	207
Other general and administrative expenses	137,235	133,605
Foreign exchange loss	(783)	4,327

Total expenses	968,382	822,691

	3 Months Ended October 31, 2025	3 Months Ended October 31, 2024
	$	$
Salaries and benefits	235,162	265,370
Sales and marketing	1,296	1,774
Lease expenses	20,662	24,679
Professional fees	224,460	-
Other general and administrative expenses	61,268	62,707
Foreign exchange loss	(281)	432

Total expenses	542,567	354,962

14.	Subsequent events

Subsequent to October 31, 2025, the Company issued unsecured convertible debentures for the toral gross proceeds of $2,100,000. The unsecured convertible debentures bear interest of 8% per annum and mature 18 months from the issuance date. The entire principal amount outstanding in respect of this unsecured convertible debenture shall convert automatically, without any further notice or other steps or proceedings being taken by the Company or the subscriber, upon the earlier of (a) immediately prior to the occurrence of a Liquidity Event or (B) completion of the Next Equity Financing, into common shares of the Company. In the event of conversion of the entire principal amount, the subscriber agrees to release the Company from its obligation to pay any accrued but unpaid interest owing hereunder due to the date of conversion.

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

Dated as of

October 29, 2025

by and among

EUREKA ACQUISITION CORP

MARINE THINKING INC., and

17358750 CANADA INC.

TABLE OF CONTENTS

		Page

Article I. DEFINITIONS		3

Article II. TRANSACTIONS		15

Section 2.1	The SPAC Continuance and the Amalgamation	15
Section 2.2	Closing	16
Section 2.3	The Amalgamation	16
Section 2.4	Directors and Officers; Organizational Documents of the SPAC.	19
Section 2.5	Closing Deliverables	19
Section 2.6	Delivery of the Amalgamation Consideration Shares	20
Section 2.7	Payment of Transaction Expenses	21
Section 2.8	Dissenter’s Rights	21
Section 2.9	Withholding	21
Section 2.10	Section 368 Reorganization.	21
Section 2.11	Taking of Necessary Action; Further Action	22

Article III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		23

Section 3.1	Corporate Existence and Power	22
Section 3.2	Capitalization; Subsidiaries	23
Section 3.3	Authorization	24
Section 3.4	Approvals	24
Section 3.5	Non-Contravention	25
Section 3.6	Sufficiency of Assets	25
Section 3.7	Financial Statements	25
Section 3.8	Books and Records	26
Section 3.9	Absence of Certain Changes	26
Section 3.10	Properties; Title to Group Company’s Assets	28
Section 3.11	Litigation	28
Section 3.12	Material Contracts	29
Section 3.13	Licenses and Permits	31
Section 3.14	Compliance with Laws	31
Section 3.15	Compliance with Anti-Corruption Laws.	31
Section 3.16	Intellectual Property	32
Section 3.17	Employment and Labor Matters.	33
Section 3.18	Tax Matters.	35
Section 3.19	Environmental Laws	36
Section 3.20	Finders’ Fees	37
Section 3.21	Not an Investment Company	37
Section 3.22	Affiliate Transactions.	37
Section 3.23	Proxy/Registration Statement.	37
Section 3.24	Solvency.	37
Section 3.25	No Other Representations or Warranties	38

A-i

A-ii

Annexes and Exhibits

Annex 1 Amalgamation Agreement

Exhibit A Form of Voting Agreement

Exhibit B Form of Support Agreement

Exhibit C Form of Registration Rights Agreement

Exhibit D Forms of Lock-up Agreement

Exhibit E Form of Non-Compete Agreement

Exhibit F Form of New Articles

A-iii

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (the “Agreement”), dated as of October 29, 2025 (the “Signing Date”), by and among the SPAC (as defined below), Marine Thinking Inc., a company incorporated under the CBCA (as defined below) (the “Company”, prior to the Amalgamation (as defined below), references to the Company shall be to Marine Thinking Inc., and following the Amalgamation, references to the Company shall be to the Amalco (as defined below)), and 17358750 Canada Inc., a company incorporated under the CBCA and a wholly-owned subsidiary of the SPAC (the “Amalgamation Sub”). The SPAC, the Company and the Amalgamation Sub are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the SPAC is a blank check company under the United States federal securities laws and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Amalgamation Sub is a newly incorporated entity formed solely for the purposes of the Transactions (as defined below) and a wholly-owned subsidiary of the SPAC;

WHEREAS, immediately prior to the Closing (as defined below), the SPAC shall complete the SPAC Continuance (as defined below) and the SPAC will be renamed “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at the Closing, upon the terms and subject to the conditions of this Agreement, the Company and the Amalgamation Sub shall amalgamate and continue as one company (the Company after such amalgamation may also be referred to as the “Amalco”), pursuant to section 181 of the CBCA, and following such amalgamation the Amalco shall become a direct, wholly owned Subsidiary of the SPAC;

WHEREAS, for U.S. federal income tax and applicable state income tax purposes, (a) each of the SPAC Continuance and the Amalgamation is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code and (b) to the extent applicable, this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to each of the SPAC Continuance and the Amalgamation within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder ((a) and (b) collectively, the “Intended US Tax Treatment”);

WHEREAS, for Canadian federal income tax and applicable provincial income tax purposes, the Amalgamation is intended to constitute an amalgamation within the meaning of section 87 of the Tax Act and be governed by subsections 87(1), 87(2), 87(4), 87(5) and 87(9) of the Tax Act (the “Intended Canada Tax Treatment” and collectively with the Intended US Tax Treatment, the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution of this Agreement, the SPAC has received the voting agreement in substantially the form attached as Exhibit A hereto (the “Voting Agreement”) duly executed by the Company and certain of the Company Shareholders holding the requisite number of Company Shares for obtaining the Company Shareholder Approval;

WHEREAS, concurrently with the execution of this Agreement, Hercules Capital Management Corp, a British Virgin Islands company (the “IPO Sponsor”), the SPAC and the Company have entered into a support agreement in substantially the form attached as Exhibit B hereto (the “Support Agreement”);

WHEREAS, at the Closing, the SPAC, each of the Company Shareholders, the IPO Sponsor and certain other parties are entering into an amended and restated registration rights agreement in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”);

WHEREAS, at the Closing, each of the IPO Sponsor and the Lock-up Company Shareholders will enter into a lock-up agreement with the SPAC in substantially the applicable form attached hereto as Exhibit D (collectively, the “Lock-up Agreements”);

WHEREAS, at the Closing, the SPAC and certain of the Company Shareholders will enter into a non-compete and non-solicitation agreement in substantially the form attached hereto as Exhibit E (collectively, the “Non-Compete Agreements”);

WHEREAS, at the Closing, the SPAC and each Key Executive will enter into an employment agreement in a form to be agreed by the SPAC and the Company (collectively, the “Employment Agreements”);

WHEREAS, the board of directors of the Company has unanimously (i) determined that this Agreement, other Transaction Documents and the Transactions are fair to, and in the best interests of the Company, (ii) approved the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation of the Transactions, (iii) directed this Agreement, other Transaction Documents and the Transactions, as applicable, to be submitted to approval by the Company Shareholders and (iv) resolved to recommend that the Company Shareholders to approve this Agreement, other Transaction Documents and the Transactions (the “Company Board Approval”);

WHEREAS, the SPAC Board has unanimously (a) determined that this Agreement, other Transaction Documents and the Transactions are fair to, and in the best interests of the SPAC and constitute a “Business Combination” as such term is defined in the SPAC’s Organizational Documents, (b) approved the execution, delivery and performance of this Agreement and the other Transaction Documents by the SPAC and the consummation of the Transactions, (iii) directed this Agreement, other Transaction Documents and the Transactions to be submitted to approval by the SPAC Shareholders, and (iv) resolved to recommend, among other things, that the SPAC Shareholders to approve this Agreement, other Transaction Documents and the Transactions; and

WHEREAS, in furtherance of the Transactions, the SPAC shall provide an opportunity to the SPAC Shareholders to have their SPAC Class A Shares redeemed for consideration on the terms and subject to the conditions set forth in the SPAC Organizational Documents and the Trust Agreement in conjunction with obtaining the SPAC Shareholder Approval.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

Article I.
DEFINITIONS

The following terms, as used herein, have the following meanings:

“Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

“Additional Promissory Notes” has the meaning given to such term in Section 5.23.

“Additional SPAC SEC Documents” has the meaning given to such term in Section 4.10.

“Adjournment Proposal” has the meaning given to such term in Section 5.5(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Alternative Exchange” has the meaning given to such term in Section 5.16.

“Alternative Proposal” has the meaning given to such term in Section 5.2.

“Alternative Transaction” has the meaning given to such term in Section 5.2.

“Amalco” has the meaning given to such term in the Recitals.

“Amalco Shares” means the shares in the capital of the Amalco.

“Amalgamation Agreement” means the amalgamation agreement in substantially the form attached hereto as Annex 1 to be entered into among the Company, the Amalgamation Sub and the SPAC pursuant to Section 182 of the CBCA, to effect the Amalgamation.

“Amalgamation Application” means the amalgamation application in connection with the Amalgamation to be filed with CBCA Director and any amendment or variation thereto made in accordance with the provisions of the CBCA.

“Amalgamation Consideration Shares” means, with respect to any Company Shareholder, the SPAC Class A Shares it is entitled to receive pursuant to Section 2.3(e)(i), and with respect to all Company Shareholders, the aggregate number of SPAC Class A Shares that will be issued to the Company Shareholders in connection with the Amalgamation.

“Amalgamation Effective Time” has the meaning given to such term in Section 2.1(a).

“Amalgamation Multiple” means the Total Share Consideration, divided by the Total Company Share Number.

“Anti-Corruption Laws” means, collectively, the Foreign Corrupt Practices Act (FCPA), the UK Bribery Act 2010, the Corruption of Foreign Public Officers Act (Canada), OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the UN Convention against Corruption, United States Currency, Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Criminal Code (Canada), and any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Arbitrator” has the meaning given to such term in Section 7.1.

“Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, federal, state, or local.

“Balance Sheet Date” means April 30, 2025.

“Books and Records” means all books and records, ledgers, accounts, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business” means autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations.

“Business Combination” has the meaning given to such term in the SPAC’s Organizational Documents.

“Business Combination Proposal” has the meaning given to such term in Section 5.5(a).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, Cayman Islands, Canada and Hong Kong are authorized to close for business.

“CAD” means the Canadian dollar.

“CBCA” means the Canada Business Corporations Act, as amended from time to time or re-enacted and includes any regulations thereunder.

“CBCA Director” means the director appointed by Minister of Innovation, Science and Industry of Canada under Section 260 of CBCA;

“Certificate of Amalgamation” means the certificate of Amalgamation issued in respect of the formation of Amalco upon completed on the Amalgamation;

“Closing” has the meaning given to such term in Section 2.2.

“Closing Date” has the meaning given to such term in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Company Amalgamation Resolution” means the special resolution of the holders of Company Shares authorizing, approving and consenting to the adoption, execution, delivery and performance of this Agreement and each of the Transaction Documents and transactions contemplated hereby and thereby, including the Amalgamation, and which may be obtained either (a) at a Company Special Meeting or (b) by way of a written consent resolution of all the Company Shareholders;

“Company Approvals” has the meaning set forth in Section 5.6.

“Company Board Approval” has the meaning set forth in the Recitals.

“Company Disclosure Schedule” has the meaning given to such term in Article III.

“Company Equity Plan” means, collectively, each plan of the Group Companies that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company. For clarity, none of the Company Option Agreements is a “Company Equity Plan.”

“Company Information Circular” has the meaning set forth in Section 5.7(a).

“Company’s Knowledge” means the knowledge of the Key Executives, after reasonable due inquiry.

“Company Material Adverse Effect” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations, properties or regulatory environment of the Group Companies and their business, taken as a whole, whether or not arising from transactions in the Ordinary Course, provided, however, that “Company Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Group Companies operate (including customs and trade policies); (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the SPAC; (vi) any changes inapplicable Laws or accounting rules or the enforcement, implementation or interpretation thereof; or (viii) any natural or man-made disaster or acts of God; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) to (viii) (other than (v)) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a materially disproportionate effect on any Group Company compared to other participants in the industries in which any Group Company primarily conducts its businesses. Notwithstanding the foregoing, the failure to consummate any Pre-IPO Investment Financing or to obtain any other financing shall not be deemed to be a Company Material Adverse Effect.

“Company Options” means each option to purchase Company Shares that is outstanding and unexercised, granted pursuant to the Company Option Agreements.

“Company Option Agreements” means the agreements entered into between the Company and the employees of the Company in a form reasonably satisfactory to the SPAC after the date hereof and before the Closing pursuant to which the Company grants certain Company Options to such employees.

“Company Share Schedule” has the meaning set forth in Section 2.3(g).

“Company Shares” means the common shares in the capital of the Company.

“Company Shareholder” means each holder of Company Shares, and “Company Shareholders” refers to all of them.

“Company Shareholder Approval” has the meaning set forth in Section 5.6.

“Company Valuation” means the sum of (a) $130 million plus (b) if and only to the extent there is any Pre-IPO Investment, the amount of cash proceeds from the Pre-IPO Investment(s) actually received by the Company (after deduction of costs and expenses incurred by the Company in connection with the Pre-IPO Investment(s)), which amount shall in no event exceed $6.5 million.

“Contracts” means all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

“Director Appointment Proposal” has the meaning given to such term in Section 5.5(a).

“Dissent Shares” has the meaning given to it in Section 2.8.

“Dissenting Shareholder” means a registered holder of Company Shares who has validly exercised its dissent rights in respect of the Amalgamation and transactions relating thereto under the applicable provisions of the CBCA and has not withdrawn from such exercise of dissent rights.

“D&O Indemnified Parties” has the meaning given to such term in Section 5.20.

“Employment Agreements” has the meaning given to such term in the Recitals.

“Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Equity Securities” shall mean any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Incentive Plan Proposal” has the meaning given to such term in Section 5.5.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fairness Opinion” means the opinion by King Kee Appraisal and Advisory Limited dated October 10, 2025.

“Financial Statements” has the meaning given to such term in Section 3.7(a).

“Financing” has the meaning given to such term in Section 5.9.

“Finder’s Agreement” means the finder’s agreement, dated April 1, 2025, by and between the SPAC and Alpha Innovators Limited, as may be amended from time to time.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Official” means (a) an officer or employee of any national, regional, local or other component of government, (b) a director, officer or employee of any entity in which a government or any component of a government possesses a majority interest; (c) a political party or political party official; and (e) any individual who is acting in an official capacity for any government, component of a government, or political party.

“Group Companies” means collectively, the Company and its Subsidiaries and “Group Company” refers to any of them.

“Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“IFRS” means International Financial Reporting Standards established by the International Accounting Standards Board, consistently applied.

“IPO” means the initial public offering of the SPAC pursuant to the IPO Prospectus.

“IPO Prospectus” means the prospectus of the SPAC’s offering of 5,750,000 units (including the exercised over-allotment option) dated July 2, 2024 and filed with the SEC (Registration No. 333-277780).

“IPO Sponsor” has the meaning given to such term in the Recitals.

“In The Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option.

“Indebtedness” with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” but excluding payables arising in the Ordinary Course, (f) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (e), and (g) all Indebtedness of another Person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally.

“Initial Promissory Note” means the promissory note issued by the SPAC to the IPO Sponsor, pursuant to which the IPO Sponsor has agreed to provide to the SPAC loans for an aggregate principal amount up to $150,000 in total in accordance with the terms thereof.

“Intellectual Property” means any and all intellectual property and proprietary rights worldwide, whether registered or unregistered, including rights in and to the following in any jurisdiction throughout the world: (a) all patents and utility models and inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures and all improvements thereto (“Patents”), (b) all trademarks, service marks, certification marks, collective marks, trade dress, logos, slogans, trade names, corporate and business names, and other indicia of source, including all goodwill symbolized thereby or associated therewith (“Trademarks”), (c) Internet domain names and rights of publicity and in social media usernames, handles, and accounts; (d) all works of authorship, copyrightable works, all copyrights and related rights (“Copyrights”), (e) all designs, industrial designs and mask works (“Designs”), (f) all trade secrets, know-how, proprietary information (such as processes, techniques, formulae, compositions, data analytics, source code, models and methodologies), business or financial information (such as customer and supplier lists, pricing and cost information and business and marketing plans and proposals), technical or engineering information (such as technical data, algorithms, designs, drawings and specifications) and other non-public or confidential information (“Trade Secrets”), (g) Technology, (h) Software, (i) any registrations or applications for registration for any of the foregoing, and any provisionals, divisionals, continuations, continuations-in-part, renewals, reissuances, revisions, re-examinations and extensions of any of the foregoing (as applicable), each of which shall be deemed to be included in Patents, Copyrights, Trademarks, Designs or the foregoing clause (c), as applicable, and (j) analogous rights to those set forth above.

“Intended Canada Tax Treatment” has the meaning given to such term in the Recitals.

“Intended Tax Treatment” means has the meaning given to such term in the Recitals.

“Intended US Tax Treatment” has the meaning given to such term in the Recitals.

“Key Executive” means each of Lishao Wang, Wenwen Pei, Tianye Wang and Xiaoge Cheng.

“Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

“Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-up Agreement” has the meaning given to such term in the Recitals.

“Lock-up Company Shareholders” means such Company Shareholders as mutually agreed by the SPAC and the Company should sign the Lock-up Agreements.

“Lookback Date” means May 1, 2020.

“Material Contracts” has the meaning given to such term in Section 3.12(a).

“Non-Compete Agreements” has the meaning given to such term in the Recitals.

“OPA Assignee” has the meaning given to such term in Section 5.1(a)(iii).

“Option Purchase Agreement” means the option purchase agreement, dated as of July 6, 2025, by and between the IPO Sponsor and the Company.

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the normal day-to-day operations of such Person.

“Outside Closing Date” has the meaning given to such term in Section 8.1.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Organizational Documents Proposal” has the meaning given to such term in Section 5.5(a).

“PCAOB Financials” has the meaning given to such term in Section 5.14(a).

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the SPAC; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company and/or any of its Subsidiaries so encumbered, either individually or in the aggregate and (C) that do not result from a breach, default or violation by the Company and/or any of its Subsidiaries of any Contract or Law; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to the applicable accounting principles and standards).

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Permit” means any permit, license, approval, certificate, qualification, consent or authorization issued by an Authority.

“Pre-IPO Investments” has the meaning given to it in Section 5.12.

“Promissory Notes” has the meaning given to such term in Section 5.23.

“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with the SEC, with respect to the SPAC Shareholders’ Meeting and the transactions contemplated hereby, to be used for the purpose of soliciting proxies from the SPAC Shareholders to approve the transactions contemplated hereby.

“Proxy/Registration Statement” has the meaning given to such term in Section 5.5(a).

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Redemption Price” means $10 per SPAC Class A Share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like prior to the Closing).

“Registration Rights Agreement” means has the meaning given to such term in the Recitals.

“Representatives” of a Person means, collectively, such Person’s Affiliates, and the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“Rollover Option” has the meaning given to it in Section 2.3(e)(iii).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, 15 C.F.R. Parts 730-774), and the Export Controls Act of 2018, 22 U.S.C. 2751 et seq., the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, (b) economic or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, Global Affairs Canada, Her Majesty’s Treasury of the United Kingdom, or (c) anti-boycott measures.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Shareholders’ Agreement” means the unanimous shareholders’ agreement dated May 23, 2022, between the Company and the holders of Company Shares.

“Software” means any (a) computer, mobile, or device programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, firmware, middleware, APIs, development and design tools, applets, compilers and assemblers, (b) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) technology supporting, and the contents and audiovisual displays of, any internet site(s) and (e) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“SPAC” means, (i) prior to the SPAC Continuance, Eureka Acquisition Corp, a Cayman Islands exempted company, and (ii) after the SPAC Continuance, Marine Thinking Holdings Inc. (or such other name as may be agreed by the Parties), a company incorporated under the CBCA and continued from Eureka Acquisition Corp in the Cayman Islands to Canada.

“SPAC Board” means the board of directors of the SPAC.

“SPAC Board Recommendation” has the meaning given to such term in Section 5.5(b)(ii).

“SPAC Class A Shares” means (i) prior to the SPAC Continuance, the Class A ordinary shares of the SPAC, par value $0.0001 per share and (ii) following the SPAC Continuance, SPAC Class A Shares shall mean the Class A common shares without par value in the authorized share capital of the SPAC.

“SPAC Class B Shares” means (i) prior to the SPAC Continuance, the Class B ordinary shares of the SPAC, par value $0.0001 per share and (ii) following the SPAC Continuance, SPAC Class B Shares shall mean the Class B common shares without par value in the authorized share capital of the SPAC.

“SPAC Continuance” means the deregistration of the SPAC as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the continuance to Canada under the CBCA.

“SPAC Equity Incentive Plan” means the equity incentive plan in a form to be agreed by the Company and the SPAC to be adopted and approved by the SPAC Board and by the SPAC Shareholders at the SPAC Shareholders’ Meeting, effective upon the Closing Date, reserving a number of SPAC Class A Shares for grant thereunder that is equal to 15% of the fully diluted outstanding SPAC Shares as of immediately after the Closing.

“SPAC Extension” has the meaning given to such term in Section 5.22.

“SPAC Financial Statements” has the meaning given to such term in Section 4.10(b).

“SPAC Material Adverse Effect” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the SPAC and its business, taken as a whole, whether or not arising from transactions in the Ordinary Course, or that would prevent or materially delay the Closing from happening, provided, however, that “SPAC Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which each of the SPAC operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company; (vi) any matter of which the Company is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the SPAC; or (ix) any natural or man-made disaster or acts of God. Notwithstanding the foregoing, the amount of the SPAC Share Redemption, the failure to consummate any Financing or the failure to obtain SPAC Shareholders Approval shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Rights” means the right to receive one-fifth (1/5) of one SPAC Class A Share upon consummation of a Business Combination of the SPAC.

“SPAC SEC Documents” has the meaning given to such term in Section 4.10.

“SPAC Securities” means the SPAC Shares, SPAC Rights, and SPAC Units, collectively.

“SPAC Shareholder Approval” means the approval, at the SPAC Shareholders’ Meeting where a quorum is present, of the Transaction Proposals comprising of:

(a)	in the case of the Business Combination Proposal, a special resolution in accordance with the Organizational Documents of the SPAC and applicable Law requiring the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued and outstanding SPAC Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter;

(b)	in the case of the SPAC Continuance Proposal, a special resolution in accordance with the Organizational Documents of the SPAC and applicable Law requiring the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued and outstanding SPAC Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter;

(c)	in the case of the Organizational Documents Proposal, a special resolution in accordance with the Organizational Documents of the SPAC and applicable Law requiring the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued and outstanding SPAC Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter;

(d)	in the case of the Director Appointment Proposal, an ordinary resolution of the holders of the SPAC Class B Shares in accordance with the Organizational Documents of the SPAC and applicable Law requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding SPAC Class B Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter;

(e)	in the case of the Equity Incentive Plan Proposal, an ordinary resolution in accordance with the Organizational Documents of the SPAC and applicable Law requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding SPAC Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter;

(f)	in the case of the Share Issuance Proposal, an ordinary resolution in accordance with the Organizational Documents of the SPAC and applicable Law requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding SPAC Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter;

(g)	in the case of the Adjournment Proposal, if required, an ordinary resolution in accordance with the Organizational Documents of the SPAC and applicable Law requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding SPAC Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter; and

(h)	in the case of any other Transaction Proposal (if any), a resolution duly approved by the holders of the requisite number of the SPAC Shares present in person or represented by proxy at the SPAC Shareholders’ Meeting and entitled to vote on such matter in accordance with the Organizational Documents of the SPAC and applicable Law.

“SPAC Shareholders” means the holders of the SPAC Shares.

“SPAC Shareholders’ Meeting” has the meaning given to such term in Section 5.5(b)(i).

“SPAC Shares” means SPAC Class A Shares and SPAC Class B Shares.

“SPAC Share Redemption” means the right of the holders of SPAC Class A Shares to redeem all or a portion of their SPAC Class A Shares (in connection with the transactions contemplated by this Agreement) as set forth in Organizational Documents of the SPAC and the Trust Agreement.

“SPAC Transaction Expenses” means all fees, costs and expenses incurred by, on behalf of or for the benefit of the SPAC prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement and the other Transaction Documents, the performance and compliance with all Transaction Documents and conditions contained herein to be performed or complied with at or prior to the Closing, and the consummation of the transactions contemplated hereby and thereby, including deferred underwriting fees and deferred advisor fees, any outstanding amounts under the Promissory Notes not converted into the SPAC Class A Shares prior to or as of the Closing (provided, however, that to the extent that the SPAC does not have sufficient working capital to repay the full balance of the unconverted Promissory Notes as of the Closing, such unpaid balances shall become a post-Closing liability of the SPAC), fees for the Fairness Opinion (if any), fees for financial and legal advisors, or other fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of the SPAC, whether paid or unpaid as of the Closing.

“SPAC Unit” means a unit of the SPAC comprised of one SPAC Class A Share and one SPAC Right, which shall include without limitation the public units, the private units and the units issued upon conversion of the loans of the SPAC.

“Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts, vehicles and other tangible properties owned or leased by the Company and used in connection with the Business.

“Tax(es)” means any federal, state, provincial, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including, without limitation, any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

“Tax Act” means the Income Tax Act (Canada).

“Taxing Authority” means the Canada Revenue Agency, the United States Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Total Company Share Number” means the total number of the Company Shares on a fully diluted basis as of immediately prior to the Closing (including all outstanding Company Shares and assuming the conversion, exercise or exchange of all of the other securities of the Company that are convertible, exercisable or exchangeable into Company Shares existing as of immediately prior to the Closing (such as the Company Options issued under the Company Option Agreements)).

“Total Share Consideration” means a number of SPAC Class A Shares equal to the Company Valuation divided by the Redemption Price.

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Transaction Documents” mean collectively, this Agreement, the Voting Agreement, the Support Agreement, the Registration Rights Agreement, the Lock-up Agreements, the Non-Compete Agreements, the New Articles, the Amalgamation Agreement, the Employment Agreements, the SPAC Equity Incentive Plan, the Option Purchase Agreement, and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto.

“Transaction Proposals” has the meaning given to such term Section 5.5(a).

“Transactions” means the SPAC Continuance, the Amalgamation and the other transactions contemplated by this Agreement.

“Trust Account” has the meaning given to such term in Section 4.7.

“Trust Agreement” means the Investment Management Trust Agreement made as of July 2, 2024 by and between the SPAC and the Trustee, as may be amended, restated, supplemented or modified from time to time.

“Trustee” means Continental Stock Transfer & Trust Company acting as trustee pursuant to the Trust Agreement.

“$” or “USD” means U.S. dollars, the legal currency of the United States.

“USD / CAD Exchange Rate” means, as of the relevant time, the latest closing U.S. Dollar to Canadian Dollar exchange rate as determined by the Bank of Canada.

Article II.
TRANSACTIONS

Section 2.1 The SPAC Continuance and the Amalgamation. Upon and subject to the terms and conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) On the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable Laws, prior to the Amalgamation Effective Time, the SPAC shall complete the SPAC Continuance. In connection with the SPAC Continuance, (i) each SPAC Unit issued and outstanding immediately prior to the Closing shall, from and after the SPAC Continuance, continue to represent one SPAC Class A Share and one SPAC Right, (ii) each SPAC Class A Share and each SPAC Class B Share that is issued and outstanding immediately prior to the SPAC Continuance shall continue to represent one SPAC Class A Share or SPAC Class B Share, respectively, and (iii) each SPAC Right that is outstanding immediately prior to the SPAC Continuance shall, from and after the SPAC Continuance, continue to represent the right to receive one-fifth (1/5) of one SPAC Class A Share. Upon the completion of the SPAC Continuance, the name of the SPAC be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on.

(b) On the terms and subject to the conditions set forth in this Agreement and in accordance with the CBCA, at least one (1) Business Day after the SPAC Continuance, at the Closing, the Company and the Amalgamation Sub shall amalgamate and continue as one company, being the Amalco, under the terms and conditions prescribed in the Amalgamation Agreement and in accordance with section 181 of the CBCA (the “Amalgamation”, and the time when the Amalgamation becomes effective, the “Amalgamation Effective Time”). Immediately following the Amalgamation Effective Time, the Amalco shall become a direct, wholly owned Subsidiary of the SPAC.

Section 2.2 Closing. The closing of the Transactions (including, for the avoidance of doubt, the SPAC Continuance) (the “Closing”), shall take place electronically by remote exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than five (5) Business Days following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as the SPAC and the Company may agree in writing (the date on which the Closing occurs, the “Closing Date”).

Section 2.3 The Amalgamation.

(a) Effect of the Amalgamation. At the Amalgamation Effective Time, the Amalgamation shall have the effects set forth in this Agreement, the Amalgamation Agreement and the applicable provisions of the CBCA. Without limiting the generality of the foregoing, and subject thereto, at the Amalgamation Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Company and the Amalgamation Sub shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Amalco, and the Amalco shall thereafter exist as a wholly owned subsidiary of the SPAC.

(b) Execution and Filing of Amalgamation Filing Documents. Subject to the satisfaction or waiver of all of the conditions set forth in this Agreement, the Company and the Amalgamation Sub shall execute and cause to be filed with the CBCA Director, the Amalgamation Application and such other documents as may be required in accordance with the applicable provisions of the CBCA or by any other applicable Law to make the Amalgamation effective (collectively, the “Amalgamation Filing Documents”). The Amalgamation shall become effective on the date as set forth in the Certificate of Amalgamation issued to the Amalco.

(c) Organizational Documents of the Amalco. At the Amalgamation Effective Time, the Organizational Documents of the Amalco shall be in substantially the form of (i) the articles of incorporation of the Amalgamation Sub and (ii) the bylaws of the Company as of the date hereof (except that the relevant provisions relating to the board of directors of the Amalco after the Closing shall reflect the arrangement as provided in Section 5.19), in each case of (i) and (ii) with such changes as may be agreed by the Parties (if any).

(d) Directors and Officers of the Amalco. At the Amalgamation Effective Time, the board of directors and officers of the Company and the Amalgamation Sub shall cease to hold office, and the board of directors and officers of the Amalco shall be individuals identified in the Amalgamation Agreement prior to the Amalgamation Effective Time who shall be the same directors and officers of the SPAC as provided in Section 2.4, each to hold office in accordance with the Organizational Documents of the Amalco until they are removed or resign in accordance with the terms thereof or until their respective successors are duly elected or appointed and qualified.

(e) Effect of the Amalgamation on Issued Securities of the Company and the Amalgamation Sub. At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Party or the holders of shares of the Company or the Amalgamation Sub:

(i) Company Shares. Each Company Share issued and outstanding and held by each Company Shareholder immediately prior to the Amalgamation Effective Time (other than the Dissent Shares) shall automatically be cancelled in exchange for a number of fully paid and non-assessable SPAC Class A Shares equal to the Amalgamation Multiple (i.e., the Amalgamation Consideration Shares) and such Company Share shall no longer be outstanding and cease to exist by virtue of the Amalgamation. In consideration of the issuance of the SPAC Class A Shares pursuant to this Section 2.3(e)(i), Amalco shall issue to the SPAC one Amalco Share for each SPAC Class A Share so issued. Additionally, the SPAC shall receive one Amalco Share in exchange for each share of the Amalgamation Sub held by it at the Amalgamation Effective Time, and such shares of the Amalgamation Sub will be cancelled.

(ii) Dissent Shares. On the earlier of the Amalgamation Effective Time or an agreement between the Dissenting Shareholder and the Company for purchase of the Dissent Shares, as applicable, each Dissent Share, if any, issued and outstanding immediately prior to the Amalgamation Effective Time shall be cancelled, and the holder of such Dissent Share will cease to be the holder of such Dissent Share or to have any rights as a shareholder of the Company other than the right to be paid the fair value of such Dissent Share determined and payable in accordance with the CBCA.

(iii) Company Options. Each Company Option issued and outstanding immediately prior to the Amalgamation Effective Time shall automatically be cancelled in exchange for a share option exercisable to receive SPAC Class A Shares (each, a “Rollover Option”) for each Company Option held in accordance with the same terms and conditions as set forth in the applicable Company Option Agreement, and shall no longer be outstanding and cease to exist by virtue of the Amalgamation. Accordingly, from and after the consummation of the Amalgamation: (i) each such Rollover Option may be exercised solely for the SPAC Class A Shares; (ii) the number of the SPAC Class A Shares subject to each Rollover Option shall be determined by multiplying the number of Company Shares that were subject to such Company Option immediately prior to the consummation of the Amalgamation by the Amalgamation Multiple, and rounding the resulting number down to the nearest whole number of the SPAC Class A Shares; (iii) the per share exercise price for the SPAC Class A Shares issuable upon exercise of each Rollover Option shall be expressed in U.S. Dollars and determined by dividing the per share exercise price of Company Shares subject to such Company Option, as in effect immediately prior to the consummation of the Amalgamation (converted into U.S. Dollars by using the USD / CAD Exchange Rate as in effect on the last Business Day prior to the Closing Date), by the Amalgamation Multiple and rounding the resulting exercise price up to the nearest whole cent; and (iv) the Company shall assign, and the SPAC shall assume, the Company Option Agreements, and any restriction on any Company Option shall continue in full force and effect under the Rollover Option and the terms and other provisions of such Company Option shall otherwise remain unchanged, except for terms rendered inoperative by reason of the Transactions or for such other immaterial administrative or ministerial changes as the SPAC Board (or the compensation committee of the SPAC Board) may determine in good faith are necessary to effectuate the administration of the Rollover Options. The Company undertakes to the SPAC that the Company Option Agreements shall reflect the foregoing terms and shall not contain any terms that are inconsistent with the foregoing treatment, and shall assign to the SPAC. For greater certainty, the exchange of the Company Options for Rollover Options pursuant to this Section 2.3(e)(iii) is intended to be governed by subsection 7(1.4) of the Tax Act such that the exercise price of the Rollover Options will be adjusted such that the In The Money Amount of the Rollover Options immediately after the exchange does not exceed the In The Money Amount of the Company Options immediately before the Amalgamation Effective Time.

(iv) Amalgamation Sub Share. Each share of the Amalgamation Sub shall automatically be cancelled in exchange for the right to receive one fully paid and non-assessable Amalco Share, following which shares of the Amalgamation Sub shall no longer be outstanding and cease to exist by virtue of the Amalgamation.

(v) Amalco shall add to the stated capital maintained in respect of the Amalco Shares an amount such that the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital for purposes of the Tax Act of the Company Shares (less aggregate paid-up capital of Dissent Shares not exchanged for SPAC Class A Shares on Amalgamation) and the shares of the Amalgamation Sub immediately prior to the Amalgamation; and

(vi) Amalco shall become a wholly owned subsidiary of the SPAC.

(f) SPAC Securities. At the Amalgamation Effective Time, without any action on the part of any Party or the holders of shares of the SPAC:

(i) SPAC Units. Each SPAC Unit issued and outstanding immediately prior to the Closing shall (to the extent not already separated) be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Share and one SPAC Right in accordance with the terms of the applicable SPAC Unit.

(ii) SPAC Right. Each SPAC Right issued and outstanding immediately prior to the Closing shall be automatically converted into one-fifth of SPAC Class A Share.

(iii) SPAC Shares. Immediately following the separation of each SPAC Unit in accordance with Section 2.3(f)(i) and the conversion of the SPAC Rights in accordance with Section 2.3(f)(ii), (A) each SPAC Class A Share (other than the SPAC Class A Shares to be redeemed pursuant to the SPAC Share Redemption) shall continue to be issued and outstanding, (B) each SPAC Class A Share to be redeemed pursuant to the SPAC Share Redemption shall automatically be cancelled in exchange for the right to be redeemed pursuant to the SPAC Share Redemption, and shall no longer be outstanding and cease to exist, (C) each SPAC Class B Share issued and outstanding immediately prior to the Closing shall automatically be cancelled in exchange for the right to receive one SPAC Class A Share, and shall no longer be outstanding and cease to exist and (D) each SPAC Share held in the treasury of the SPAC immediately prior to the Closing shall no longer be outstanding and be cancelled and cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

(g) Company Share Schedule and Central Securities Register. At least five (5) Business Days prior to the Closing Date, the Company shall deliver to the SPAC (i) a detailed schedule setting forth the final pre-Closing numbers of the Total Company Share Number (including the number of shares subject to Company Options and the number of Dissent Shares), as well as the holders of such Company Shares and such Company Options, and a certification, duly executed by an authorized officer of the Company, that the information therein is, and will be as of immediately prior to the Amalgamation Effective Time, true and correct in all respects (as may be amended, the “Company Share Schedule”), and (ii) the most recent central securities register of the Company listing the address of each Company Shareholder (the “Central Securities Register”). The Company will review any comments to the Company Share Schedule provided by the SPAC or any of its Representatives no later than two days prior to the Closing Date, and consider and incorporate in good faith any reasonable comments proposed by the SPAC or any of its Representatives that are consistent with the terms in this Agreement.

Section 2.4 Directors and Officers; Organizational Documents of the SPAC.

(a) From and after the Closing, the composition of the SPAC Board shall be the same as the composition set forth in Section 5.19, and such board of directors shall appoint or remove the officers of the SPAC as they deem appropriate.

(b) The Organizational Documents of the SPAC from and after the date on which the SPAC Continuance becomes effective shall be in the form attached hereto as Exhibit F (the “New Articles”).

Section 2.5 Closing Deliverables.

(a) At the Closing, the SPAC shall deliver, or cause to be delivered, to the Company a certificate signed by a duly authorized signatory of the SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been fulfilled (other than any such condition that has been duly waived by the Company).

(b) At the Closing, the Company shall deliver, or cause to be delivered, to the SPAC:

(i) a certificate signed by the chief executive officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been fulfilled (other than any such condition that has been duly waived by the SPAC);

(ii) certificate of good standing of the Company as of a date no earlier than five (5) Business Days prior to the Closing Date;

(iii) a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (a) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Amalgamation Effective Time); (b) the Company Board Approval and the Company Shareholder Approval; and (c) the incumbency of officers of the Company authorized to execute this Agreement or any Transaction Document to which the Company is or is required to be a party or otherwise bound;

(iv) evidence reasonably acceptable to the SPAC that the Shareholders’ Agreement has been validly terminated as of the Closing Date; and

(v) duly executed confirmatory assignment agreements, in the form acceptable to the SPAC, acting reasonably, by and between each individual involved in the development of the Company’s Intellectual Property (including without limitation those listed on Section 3.16 of the Company Disclosure Schedule) and the Company to assign all of such individual’s rights in such Intellectual Property to the Company (the “Confirmatory Assignment Agreements”), together with evidence reasonably acceptable to SPAC that such assignment has been duly recorded with or approved by all relevant Authorities, including the United States Patent and Trademark Office and the Canadian Intellectual Property Office.

Section 2.6 Delivery of the Amalgamation Consideration Shares.

(a) At the Amalgamation Effective Time, direct registration statements evidencing entitlement to Amalgamation Consideration Shares, issuable to each Company Shareholder as set forth in the Company Share Schedule shall, as soon as practicable, following the Amalgamation Effective Time, be delivered by the SPAC (or a transfer agent appointed by the SPAC) to such Company Shareholder at the address specified in the Central Securities Register. The SPAC shall rely solely on the information contained in the Company Share Schedule and the Central Securities Register for delivery of the Amalgamation Consideration Shares and shall have no liability to any Company Shareholder for reliance thereon. All share certificates formerly representing the Company Shares shall be deemed to be cancelled and any former non-certificated entry or position on the central securities register of Company shall be cancelled by the Company in accordance with any applicable Law and the Company’s Organizational Documents.

(b) No Fractional Shares. No certificates or scrip or book-entry credit representing fractional SPAC Class A Shares will be issued pursuant to the Amalgamation, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the SPAC. In the event any holder of Company Share would otherwise be entitled to receive a fraction of a share of SPAC Class A Shares (after aggregating all fractional shares of SPAC Class A Shares issuable to such holder), such fractional share shall be rounded down to the nearest whole share. The Parties acknowledge that any such adjustment was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to the SPAC that would otherwise be caused by the issuance of fractional shares. For the avoidance of doubt, no rounding of numbers hereunder shall cause the aggregate number of the Amalgamation Consideration Shares for all Company Shareholders (assuming there is no Dissent Share) and the SPAC Class A Shares that become subject to all of the Rollover Options pursuant to Section 2.3(e) to exceed the Total Share Consideration.

Section 2.7 Payment of Transaction Expenses. By no later than two (2) Business Days prior to the Closing Date, the SPAC shall provide the Company with a statement setting forth in reasonable detail a list of the SPAC Transaction Expenses (other than costs and expenses related to any SPAC Extension) as of such date, and the relevant payee of each item of the SPAC Transaction Expenses (it being understood that such statement shall also include the amounts borrowed by the SPAC from any Person to pay for the SPAC Transaction Expenses).  At the Closing, the Company shall pay, or cause to be paid, to each payee (or, if no payee is listed, to the SPAC) an amount equal to the amount of the SPAC Transaction Expenses owed to such payee as set forth on the statement, so that all of the SPAC Transaction Expenses as set forth on the statement shall be paid in full by the Company at the Closing.

Section 2.8 Dissenter’s Rights. Company Shareholders will be entitled to exercise dissent rights with respect to their Company Shares in connection with the Amalgamation pursuant to or in the manner set forth in the CBCA. Immediately after the Company Special Meeting, the Company shall give the SPAC prompt written notice of any notice of dissent, withdrawal of such notice and any other instruments served pursuant to such dissent rights and received by the Company and shall provide SPAC with copies of such notices and written objections. The Company Shares held by a Dissenting Shareholder (the “Dissent Shares”) shall not be exchanged for the SPAC Class A Shares pursuant to the Amalgamation and shall be treated instead as provided in Section 2.3(e)(ii). However, if a Dissenting Shareholder (i) fails to perfect or effectively withdraws such Dissenting Shareholder’s claim or comply with the dissent procedures under the CBCA, or (ii) instructs a proxy holder to vote in favor of the Amalgamation at the Company Special Meeting; or (iii) if such Dissenting Shareholder’s right as a Company Shareholder are otherwise reinstated, such Company Shareholder’s Company Shares shall thereupon be deemed to have been exchanged for the SPAC Shares as of the Amalgamation Effective Time.

Section 2.9 Withholding. Each of the Company, the SPAC, the Amalgamation Sub, their respective Affiliates and Representatives, and any other withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Tax Act, the Code, or any provision of provincial, state, local or non-Canadian or non-U.S. Tax Law. To the extent that amounts are so withheld by the SPAC, the Company, the SPAC and the Amalgamation Sub (or their Affiliates or Representatives), as the case may be, and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.10 Section 368 Reorganization. The Parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization. Each Party will use commercially reasonable efforts, and agrees to cooperate with the other Parties and to provide to the other Parties such information and documentation as may be necessary, proper or advisable, to cause the Transactions to so qualify, and will not knowingly take an action that would cause the Transactions to fail to qualify, as a reorganization within the meaning of Section 368(a) of the Code. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the Parties acknowledge and agree that no Party is making any representation or warranty as to the qualification of the Transactions as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Amalgamation Effective Time has or may have on any such reorganization status. Each of the Parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Amalgamation is determined not to qualify as a reorganization under Section 368 of the Code.

Section 2.11 Taking of Necessary Action; Further Action. If, at any time before after the Amalgamation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of the Company and the SPAC are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the SPAC that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date), except as set forth in the Company’s disclosure schedule delivered by the Company to the SPAC in connection with this Agreement as of the date hereof (the “Company Disclosure Schedule”) (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or is cross-referenced):

Section 3.1 Corporate Existence and Power.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedule sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted.

(b) True and complete copies of the Organizational Documents of the Company have been made available to the SPAC, in each case, as amended and in effect as of the date of this Agreement. The Organizational Documents of the Company are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Organizational Documents. True and complete copies of the Organizational Documents of the Subsidiaries of the Company have been made available to the SPAC and are in full force and effect and such Subsidiaries are not in breach or violation of any of the provisions thereof.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary.

Section 3.2 Capitalization; Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, and (iii) the number and class or series (as applicable) of Equity Securities held by each such Person. Other than as described in Section 3.2(a) of the Company Disclosure Schedule and the Company Options that may be issued prior to the Closing Date pursuant to Company Option Agreements to purchase no more than 10% Company Shares issued and outstanding as of the date hereof, no other Equity Securities of the Company are issued, reserved for issuance or outstanding. The Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (2) have been offered, sold and issued in compliance with applicable Laws, including Securities Law, and the Organizational Documents of the Company or any other Contract to which the Company is party or bound. The Equity Securities of the Company are owned by the Company Shareholders as set forth in Section 3.2(a) of the Company Disclosure Schedule, free and clear of all Liens (other than the transfer restrictions under the articles of the Company, the Shareholders’ Agreement and applicable Securities Law). There are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities. The Company has not adopted any shareholder rights plan, “poison pill” or similar anti-takeover instrument or plan in effect to which any Group Company would be or become subject, party or otherwise bound.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete statement of (i) the name and jurisdiction of formation of each Subsidiary of the Company, (ii) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding, (iii) the identity of the Persons that are the record and beneficial owners thereof and (iv) the number and class or series (as applicable) of Equity Securities held by each such Person. Other than as described in Section 3.2(b) of the Company Disclosure Schedule, no other Equity Securities of any Subsidiary of the Company are issued, reserved for issuance or outstanding. For each Subsidiary of the Company, there are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. All of the outstanding Equity Securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in compliance with all applicable securities Laws and the Organizational Documents of such Subsidiary, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(c) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies is a partner or member of any partnership, limited liability company or joint venture.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(e) No Group Company holds any material assets or conduct any material business activities in the United States.

Section 3.3 Authorization. The execution, delivery and performance by the Company of this Agreement and the Transaction Documents (to which it is a party) and the consummation by the Company of the transactions contemplated hereby and thereby are within the respective corporate powers of the Company and have been duly authorized by all necessary corporate action on the part of Company, to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound. This Agreement has been duly executed and delivered by the Company and it constitutes, and upon their execution and delivery, the Transaction Documents (to which it is a party to) will constitute, a valid and legally binding agreement of the Company, enforceable against it in accordance with their representative terms. Section 3.3 of the Company Disclosure Schedule provides the true and complete copies of the Company Board Approval. The Company Approvals are the only corporate approvals necessary in connection with the entry into this Agreement and other Transaction Documents by the Company, the Company Shareholders and their Affiliates, and the consummation of the transactions contemplated hereby, including the Closing.

Section 3.4 Approvals. No consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any Authority or other Person is required on the part of any Group Company with respect to their execution, delivery and performance of this Agreement and each Transaction Document to which it is a party or the consummation of the transactions contemplated hereby and thereby, and, in particular, no consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any governmental contract listed on Section 3.4 of the Company Disclosure Schedule, except for (i) the filings as expressly contemplated by Article II, (ii) the SEC declaration of effectiveness of the Proxy/Registration Statement, and (iii) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.5 Non-Contravention. The execution, delivery or performance by the Company of this Agreement or any Transaction Documents to which it is a party does not and will not (a) contravene or conflict with the organizational or constitutive documents of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Group Companies, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Group Companies require any payment or reimbursement or to a loss of any material benefit relating to the business to which any Group Company is entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Group Companies or by which any of the Company Shares or other Equity Securities of the Group Companies, or any of the Group Companies’ assets is or may be bound or any Permit, (d) result in the creation or imposition of any Lien on any of the Company Shares or other Equity Securities of the Group Companies, (e) cause a loss of any material benefit relating to the business to which any Group Company is entitled under any provision of any Permit or Contract binding upon any Group Company, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Group Companies’ material assets.

Section 3.6 Sufficiency of Assets. The assets used or held by the Group Companies comprise all of the assets necessary for the continuation of the business of the Group Companies as carried on as at the date of this Agreement. The Company does not depend on the use of assets owned, or facilities or services provided by, any Company Shareholder or any of its Affiliates (other than the Group Companies).

Section 3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes (i) the audited consolidated financial statements of the Company as of and for the fiscal years ended on April 30, 2022, consisting of the audited balance sheets as of such dates, the audited income statements for the twelve (12) month period ended on such date, and the audited cash flow statements for the twelve (12) month period ended on such date and (ii) the unaudited consolidated financial statements of the Company as of and for the fiscal years ended on April 30, 2023, April 30, 2024 and April 30, 2025, respectively, consisting of the unaudited balance sheets as of such dates, the unaudited income statements for the twelve (12) month periods ended on such dates, and the unaudited cash flow statements for the twelve (12) month period ended on such date ((i) and (ii) collectively, the “Financial Statements”).

(b) The 2022 Financial Statements are complete and accurate and fairly present in all material respects, in conformity with IFRS, and the 2023-2025 Financial Statements are complete and accurate and fairly present in all material respects, in conformity with GAAP, in each instance applied on a consistent basis in all material respects, the financial position of each Group Company as of the dates thereof and the results of operations of each Group Company for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Group Companies; (ii) were prepared on an accrual basis in accordance with IFRS consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Group Companies with respect to the periods then ended.

(c) The systems of internal accounting controls maintained by the Group Companies are sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.

(d) Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(e) Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the Company’s Knowledge, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, and the Group Companies have not independently identified or received any written notice from their independent accountants regarding any of the foregoing.

(f) Other than as set forth in the Financial Statements and as described in the notes thereto or expressly contemplated by the Transaction Documents, the Group Companies do not have any Indebtedness, whether or not contingent, for borrowed money, and whether or not evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument.

Section 3.8 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the SPAC by or on behalf of the Company are true and authentic. The Books and Records reflect fairly in all respects the transactions and dispositions of assets of and the providing of products and services by the Group Companies, and have been properly and accurately kept and completed in all respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

Section 3.9 Absence of Certain Changes. Since the Balance Sheet Date, each Group Company has conducted the business in the Ordinary Course consistent with past practices. Without limiting the generality of the foregoing, since the Balance Sheet Date, and except as otherwise set forth in Section 3.9 of the Company Disclosure Schedule, there has not been:

(a) any Company Material Adverse Effect;

(b) any transaction, Contract or other instrument entered into, or commitment made, by any Group Company relating to its business, or any of its assets (including the acquisition or disposition of any assets) or any relinquishment by any Group Company of any Contract or other right, in either case other than transactions and commitments in the Ordinary Course, including kind and amount, with past practices and those contemplated by this Agreement, and except as would not be material to the Group Companies taken as a whole;

(c) (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in any Group Company; (ii) any issuance by any Group Company of shares or of shares of capital stock or other equity interests in any Group Company (other than pursuant to any effective employee equity incentive plan), or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by any Group Company of any outstanding shares or shares of capital stock or other equity interests (other than pursuant to any effective employee equity incentive plan);

(d) (i) any creation or other incurrence of any Lien other than Permitted Liens on any Group Company’s equity shares or any of any Group Company’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by any Group Company, in each case other than those created or incurred in the Ordinary Course of the Group Companies consistent with past practice and that are not material to the Group Companies, taken as a whole;

(e) any material personal property damage, destruction or casualty loss or personal injury loss (whether covered by insurance or not) affecting the business or assets of any Group Company;

(f) any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of any Group Company, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of any Group Company;

(g) any sale, transfer, lease to others or other disposition of any of its material assets by any Group Company except for inventory, licenses or services sold in the Ordinary Course of the Group Companies consistent with past practices or any sale, transfer, lease to others or other disposition of immaterial amounts other Tangible Personal Property;

(h) (i) any material amendment to or termination of any Material Contract, (ii) any material amendment to any material license or material permit from any Authority held by any Group Company, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) any material default by any Group Company under any Material Contract, or any material license or material permit from any Authority held by any Group Company;

(i) any capital expenditure by any Group Company in excess in any fiscal month of $25,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed $25,000 in the aggregate by the Group Companies taken as a whole;

(j) any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to any Group Company or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to any Group Company or its property;

(k) any loan of any monies to any Person or guarantee of any obligations of any Person by any Group Company, in excess of $25,000, other than accounts payable and accrued liabilities in the Ordinary Course of such Group Company consistent with past practices;

(l) except as required by the appliable accounting principles and standards, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of any Group Company or any revaluation of any of the assets of any Group Company;

(m) any material amendment to any Group Company’s Organizational Documents, or any engagement by any Group Company in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the Transactions;

(n) any acquisition of assets (other than acquisitions of inventory or other assets in the Ordinary Course of the Group Companies) or the business of any Person;

(o) any material Tax election made by any Group Company outside of the Ordinary Course consistent with past practice, or any material Tax election changed or revoked by any Group Company; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by any Group Company; any annual Tax accounting period changed by any Group Company; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement the principal purpose of which does not relate to Taxes) entered into by any Group Company; or any right to claim a material Tax refund surrendered by any Group Company; or

(p) any undertaking of any legally binding obligation to do any of the foregoing.

Section 3.10 Properties; Title to Group Company’s Assets

(a) The material items of Tangible Personal Property have no material defects, are in good operating condition, function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto.

(b) Section 3.10(b) of the Company Disclosure Schedule sets forth each Group Company’s list of leased properties. Each Group Company has good, valid and marketable title in and to, or in the case of the leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Financial Statements or acquired after Balance Sheet Date. The Group Companies’ assets constitute all of the assets of any kind or description whatsoever, including goodwill, that are necessary for the Group Companies to operate the Business immediately after the Closing in materially the same manner as the Business is currently being conducted.

Section 3.11 Litigation. There is no Action (or any basis therefore) pending against, threatened against or affecting, any Group Company, any of its officers or directors, its business, or any Group Company’s Equity Securities, or any of assets or any Contract of any Group Company before any court, arbitral tribunal, Authority or official, or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Transaction Documents. There are no outstanding judgments against any Group Company. Each of the Group Companies is not, and has not been in the past five (5) years, subject to any proceeding with any Authority.

Section 3.12 Material Contracts

(a) Section 3.12(a) of Company Disclosure Schedule lists all material Contracts, oral or written (collectively, the “Material Contracts”) to which the Company is a party and which are currently in effect and which constitute the following:

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Group Companies of $25,000 or more individually (other than standard purchase and sale orders entered into in the Ordinary Course consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Group Companies in excess of $25,000 annually on an individual basis;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of any Group Company or other Person, under which any Group Company (A) have continuing obligations for payment of annual compensation of at least $100,000 (other than oral arrangements for at-will employment), or (B) has material severance or post termination obligations to such Person (other than COBRA obligations);

(iv) all Contracts creating a material joint venture, strategic alliance, management or similar agreement with an Affiliate, and all limited liability company and partnership agreements to which any Group Company is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by any Group Company in excess of $125,000;

(vi) all Contracts for material licensing agreements, including Contracts licensing material Intellectual Property;

(vii) all Contracts relating to material secrecy, confidentiality and nondisclosure agreements restricting the conduct of any Group Company or substantially limiting the freedom of any Group Company to compete in any line of business or with any Person or in any geographic area;

(viii) all Contracts relating to material Intellectual Property of any Group Company;

(ix) all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by any Group Company, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(x) all Contracts relating to any Affiliate Transactions;

(xi) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which any Group Company holds a leasehold interest and which involve payments to the lessor thereunder in excess of $2,500 per month;

(xii) any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for money borrowed (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets or group of assets, whether tangible or intangible, to secure any indebtedness for money borrowed, (C) extended credit to any Person (other than Contracts involving immaterial advances made to an employee of the Company or any of its Subsidiaries in the Ordinary Course as currently conducted) or (D) relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with a non-Affiliate with an aggregate outstanding principal amount not exceeding $25,000;

(xiii) any Contract relating to the voting or control of the equity interests of any Group Company or the election of directors of any Group Company (other than the Organizational Documents of any Group Company);

(xiv) any Contract under which any right of termination, cancellation, amendment or acceleration of any right or obligation of any Group Company or any payment or reimbursement could be given rise to by the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents to which any Group Company is a party; and

(xv) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of any Group Company will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b) Each Material Contract is a valid and binding agreement, and is in full force and effect, and neither any Group Company nor, to the Company’s Knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract. None of the Group Company has assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any Group Company’s assets, (iii) no Contract (A) requires any Group Company to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict its business or require any payments by or with respect to the SPAC or any of its Affiliates. No Contract of any Group Company contains an obligation of any Group Company to make a payment upon consummation of the Transactions or as a result of a change of control of the Group Companies as defined in the relevant Contract.

(c) None of the execution, delivery or performance by the Company of this Agreement or Transaction Documents to which the Company is a party or the consummation by the Company of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of any Group Company or to a loss of any material benefit to which any Group Company is entitled under any provision of any Material Contract.

(d) The Group Companies are in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

Section 3.13 Licenses and Permits. Section 3.13 of the Company Disclosure Schedule correctly lists each material Permits affecting, or relating in any way to, the Company’s business as currently conducted. Such Permits are valid and in full force and effect, and none of the Permits will, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Each Group Company has all Permits necessary to operate its business, except as would not be material to the business of the Group Companies taken as a whole. There is no outstanding notice of revocation, cancellation or termination of any Permit has been received by the Company or any of its Subsidiaries; there are no Actions pending or threatened that seek the revocation, suspension, withdrawal, adverse modification, cancellation or termination of any Permit of the Group Companies. The consummation of the transactions contemplated by this Agreement will not cause the revocation, modification or cancellation of any Permits of the Group Companies, except for any such revocation, modification or cancellation that would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.14 Compliance with Laws. None of the Group Companies is in violation of or has violated, and is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor, to the Company’s Knowledge, is there any basis for any such charge. Since the Lookback Date, none of the Group Companies have received any subpoenas by any Authority. Each Group Company has implemented, maintains, and complies in all material respects with internal compliance programs designed to detect and prevent violations of any applicable Laws.

Section 3.15 Compliance with Anti-Corruption Laws.

(a) The Company and its Subsidiaries, and each of their respective officers, directors, employees, agents, representatives or other persons acting on its behalf have complied with and are in compliance with Anti-Corruption Laws. Neither the Group Companies nor their respective directors or officers, nor, to the Company’s Knowledge, any of their employees, agents, or any other Persons acting for or on behalf of any of the Group Companies has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws.

(b) The Company and each of its Subsidiaries has maintained and currently maintains (i) Books and Records which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of the Company and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

(c) The Company and each of its Subsidiaries has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

(d) None of the Company’s nor any of its Subsidiaries’ respective officers and directors, and to the Company’s Knowledge, their respective employees is or was a Government Official or a close family member of a Government Official.

(e) To the Company’s Knowledge, no Authority is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ respective officers or directors for alleged violation of Anti-Corruption Laws in connection with activities relating to the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ Affiliates, nor any of the Company’s or its Subsidiaries’ directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that: (i) are named on any Sanctions and Export Control Laws-related list of designated Persons maintained by an Authority; (ii) are located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or have conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of or target of any Sanctions and Export Control Laws (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria); (iii) an entity 50-percent or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii).

(g) Neither the Group Companies, their directors or officers, nor, any of their shareholders, employees, agents, or any other Persons in their capacity as such, is in violation of, or has been, in violation of, has been threatened to be charged with or given notice of any violation of, or is under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, applicable Sanctions and Export Control Laws.

Section 3.16 Intellectual Property

(a) Section 3.16 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Intellectual Properties owned by the Group Companies.

(b) Since the Lookback Date, to the Company’s Knowledge, no Group Company has been sued or charged in writing with or been a defendant in any Action that involves a claim of infringement of any Intellectual Property, and the Company has no knowledge of any other claim of infringement by the Group Companies, and no knowledge of any continuing infringement by any other Person of any Intellectual Property of the Group Companies.

(c) The Group Companies own or have a valid and enforceable right to use any and all Intellectual Property used or held for use in, or otherwise necessary for, the conduct of the Business as currently conducted. The current use by the Group Companies of the Intellectual Properties does not infringe, and will not infringe, the rights of any other Person in any material respect.

(d) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents or trade secrets on behalf of the Group Companies or any predecessor in interest thereto, to the Company’s Knowledge, either: (i) is a party to a “work-for-hire” agreement under which the any Group Company is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Group Companies (or such predecessor in interest, as applicable) all right, title and interest in such material.

(e) The execution, delivery or performance by the Company of this Agreement or any of the Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby will cause any material Intellectual Property owned, licensed, used or held for use by the Group Companies immediately prior to the Closing to not be owned, licensed or available for use by the Group Companies on substantially the same terms and conditions immediately following the Closing in any material respect.

(f) The Group Companies have taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Intellectual Property that are material and confidential, and all other material and confidential information, data and materials licensed by any Group Company or otherwise used in the operation of its business. The Group Companies have not disclosed, delivered, licensed or otherwise made available (other than to current and former employees, independent contractors and consultants who contributed to the development of Software for the Group Companies and who are bound by written confidentiality agreements), and do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies any owned Intellectual Property to any Person.

Section 3.17 Employment and Labor Matters.

(a) No Group Company is a party to or subject to any employment contract, consulting agreement, collective bargaining agreement or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of any Group Company. No Group Company has any material labor relations disputes, and there is no pending representation question or union organizing activity respecting employees of any Group Company.

(b) Section 3.17(b) of the Company Disclosure Schedule contains a complete and accurate list of all current employees of the Group Companies as of the date hereof, which includes the following information with respect to each such employee: (i) the employee’s name, (ii) the department of the employee, (iii) the employee’s principal location of employment, (iv) the name of the applicable employer entity and (v) the compensation details of the employee.

(c) Except as set forth on Section 3.17(c) of the Company Disclosure Schedule, (i) since the Lookback Date, there have been, and are, no material Actions pending or, to the Company’s Knowledge, threatened against the Company or any Subsidiary of the Company by any of its current or former employees, (ii) there are, and since the Lookback Date there have been, no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company or any Subsidiary of the Company before the National Labor Relations Board or any similar Authority; and (iv) since the Lookback Date, there has not been, nor, to the Company’s Knowledge, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute against the Company or any Subsidiary of the Company.

(d) To the Company’s Knowledge, the Group Companies are and, since the Lookback Date, have been in material compliance with all applicable Laws relating to the employment, employment practices, employment discrimination, human rights, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, provincial or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes. To the Company’s Knowledge, there are no material complaints, actions, claims, charges, levies, assessments or penalties outstanding, or to the Company’s Knowledge, anticipated, nor are there any material orders, decisions, directions or convictions currently registered or outstanding by any tribunal or agency against or in respect of any Group Company under or in respect of any applicable employment Laws and to the Company’s Knowledge, there is no basis for any such claim, complaint, investigation or order under any such Laws.

(e) Since the Lookback Date, none of the Group Companies has been a party to a material settlement agreement with a current or former officer, director, employee or independent contractor, that relates primarily to material allegations of sexual harassment. Since the Lookback Date, to the Company’s Knowledge, no allegation of sexual harassment has been made against any officer, director, employee, or independent contractor of any Group Company, in each case, in their capacities as current or former representatives of any Group Company.

(f) No current officer or executive, or any group of executives, has notified any Group Company of his or her intentions to terminate his or her employment. The Group Companies are not negotiating, discussing or contemplating the termination of any officer or executive, and no agreement regarding any such termination has been entered into.

(g) To the Company’s Knowledge, no employee, consultant, or independent contractor is in violation of or subject to any order relating to or party to or bound by any employment agreement, non-competition agreement, non-solicitation agreement, invention assignment agreement or any other restrictive covenant agreement with any third party.

(h) there are no material outstanding and unresolved inspection orders made under any occupational health and safety legislation against any Group Company.

(i) there are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation and none of the Group Companies have been assessed or reassessed in any material respect under such legislation since the Lookback Date and no audit of any Group Company is currently being performed pursuant to any applicable workers’ compensation legislation. There are no such claims or (or to the Company’s Knowledge) potential claims which may materially adversely affect the accident cost experience of the Group Companies.

(j) there is no Company Equity Plan.

(k) each person who is a current or former employee, independent contractor, consultant or service provider of any Group Company is, and has at all times since the Lookback Date been, properly classified: (i) as either an employee or independent contractor; and (ii) for employees, overtime exempt or non-exempt under applicable Law.

Section 3.18 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to the Group Companies have been filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by the Group Companies have been or will be paid in a timely fashion, other than such Taxes for which adequate reserves in the Financial Statements have been established in accordance with GAAP or IFRS (as applicable). Other than as described in Section 3.18 of the Company Disclosure Schedule, no material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of the Group Companies have been asserted in writing by, and no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of the Group Companies has been received from, any Taxing Authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Taxing Authority is currently outstanding. No written claim that is currently outstanding has been made by the Taxing Authority in a jurisdiction where any Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction. The Group Companies have not taken any action (nor permitted any action to be taken), and are not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(b) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any such agreement solely among the Group Companies.

(c) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; (iv) any prepaid amount received on or prior to the Closing outside the Ordinary Course; or (v) Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(d) All payments by, to or among the Company, and its Affiliates are in material compliance with all relevant transfer pricing requirements imposed by any Taxing Authority, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodologies.

(e) The Company has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to the assessment or collection of any Tax, other than in the Ordinary Course or for automatic extensions of time to file income Tax Returns.

(f) There are no Liens or encumbrances for Taxes upon any of the assets of the Company except for Permitted Liens.

(g) The Company has not participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law) for which it was required to file a disclosure statement under Treasury Regulation 1.6011-4(a) or a “reportable transaction” within the meaning of section 237.3 of the Tax Act, a “notifiable transaction” within the meaning of section 237.4 of the Tax Act or a transaction giving rise to “reportable uncertain tax treatment” within the meaning of section 237.5 of the Tax Act.

(h) To the Company’s Knowledge, the Company is not a “controlled foreign corporation” within the meaning of Section 957 of the Code and is not a passive foreign investment company within the meaning of Section 1297 of the Code.

(i) The Company is in material compliance with all terms and conditions of any Tax incentives (including those based on COVID-19 relief), Tax exemption, Tax holiday or other Tax reduction arrangement, agreement or order (each, a “Tax Incentive”) and the consummation of the Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(j) None of Sections 80 to 80.04, both inclusive, of the Tax Act have applied or will apply to the Company. The Company has no material unpaid amounts that may be required to be included in income under Section 78 of the Tax Act.

(k) The Company has not acquired property from any Person in circumstances where the Company did or could have become liable for any Taxes payable by that Person pursuant to Section 160 of the Tax Act.

(l) The Company is a registrant for purposes of the Excise Tax Act (Canada). All material input tax credits claimed by the Company pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented in accordance with the requirements of the Excise Tax Act (Canada).

(m) The Company is a “taxable Canadian corporation” as that term is defined in the Tax Act.

Section 3.19 Environmental Laws.

(a) The Group Companies are, and at all times since January 1, 2019 have been, in compliance with all Environmental Laws in all material respects, and there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Group Companies pursuant to applicable Environmental Laws are in full force and effect and no appeal or any other Action is pending to revoke or modify any such Permit.

(b) No notice of violation, demand, request for information, citation, summons or order has been received by any Group Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) Neither the Company nor any of its Subsidiaries has agreed to indemnify any other Person against liability under Environmental Laws, or to assume or undertake any liability of another Person under Environmental Laws.

(d) Copies of all material written reports (in the case of reports with multiple drafts or versions, the final draft or version), notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to the SPAC.

Section 3.20 Finders’ Fees. With respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company, any other Group Company, or any of their respective Affiliates who might be entitled to any fee or commission from the SPAC or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 3.21 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 3.22 Affiliate Transactions. Except as provided in Section 3.22 of the Company Disclosure Schedule, no (a) shareholder of the Company, (b) former or current director, officer, employee, consultant, independent contractor, manager, indirect or direct equity holder, option holder or member of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries (the Contracts, relationships, or transactions described in clauses (i) through (iii), the “Affiliate Transactions”).

Section 3.23 Proxy/Registration Statement. On the date the Proxy Statement is first mailed to the SPAC Shareholders, and at the time of the meeting for the SPAC Shareholder Approval, none of the information furnished by or on behalf of the Group Companies and their respective shareholders in writing specifically for inclusion in the Proxy/Registration Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 3.24 Solvency.

(a) None of the Group Companies is insolvent or unable to pay its debts, including its future and prospective debts incurred in the Ordinary Course, or is in liquidation under the law of the jurisdiction in which it is incorporated or other applicable Laws.

(b) No petition has been presented, application made, proceedings commenced, resolution passed or meeting convened for the termination, liquidation, bankruptcy or dissolution of any Group Company nor any process been commenced whereby the business of any Group Company is terminated and the assets of any Group Company are distributed amongst the creditors or shareholders or other contributories of any Group Company or whereby the affairs, business or assets of any Group Company are managed by a person appointed for the purpose by a court, governmental agency or similar body or by any creditor or any Group Company itself, nor has any such order or relief been granted or appointment made, and there are no cases or proceedings under any applicable Laws with respect to insolvency, reorganisation, or related matters in any jurisdiction concerning any Group Company, and to the Knowledge of the Company, no events have occurred which, under the law of the jurisdiction in which it is incorporated or other applicable Laws, would justify any such cases or proceedings;

(c) No liquidator, trustee, supervisor, nominee, custodian or similar official and no liquidation committee or similar body have been appointed in respect of the whole or any part of the business or assets of any Group Company nor has any step been taken for or with a view to the appointment of such a person or body nor has any event taken place or is likely to take place as a consequence of which such an appointment might be made.

(d) No ruling declaring the insolvency of any Group Company has been made and no public announcement in respect of the same has been pronounced by a court of the jurisdiction in which it is incorporated.

(e) (i) The Company is able to pay its liabilities as they become due; (ii) the realizable value of the Company’s assets is not less than the aggregate of its liabilities and the stated capital of all classes; and (iii) no creditor of the Company will be prejudiced by the Amalgamation.

Section 3.25 No Other Representations or Warranties. Except as otherwise expressly provided in this Article III (as may be modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company and its Affiliates, and any matter relating to any of them, including the Company’s affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the SPAC, their Affiliates or any of their respective representatives by, or on behalf of, SPAC, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as may be modified by the Company Disclosure Schedule), neither the Company nor any other Person on behalf thereof has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the SPAC, or their Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any presentation or in any other information made available to the SPAC, or their Affiliates or any of their representatives or any other Person, and any such representations or warranties are expressly disclaimed.

Article IV.
REPRESENTATIONS AND WARRANTIES OF SPAC

The SPAC hereby, represents and warrants to the Company that, each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date), (a) except as set forth in the SPAC’s disclosure schedule delivered by the SPAC to the Company in connection with this Agreement as of the date hereof (the “SPAC Disclosure Schedule”) (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), or (b) except as set forth in the SPAC SEC Documents (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements, disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature):

Section 4.1 Corporate Existence and Power. Prior to the completion of SPAC Continuance, the SPAC is an exempted company duly organized, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of the Cayman Islands. The SPAC has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

Section 4.2 Authorization.

(a) The execution, delivery and performance by the SPAC of this Agreement and the Transaction Documents (to which it is a party to) and the consummation by the SPAC of the transactions contemplated hereby and thereby are within the corporate powers of the SPAC and have been duly authorized by all necessary corporate action on the part of the SPAC to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the SPAC Shareholder Approval. This Agreement has been duly executed and delivered by the SPAC and it constitutes, and upon their execution and delivery, the Transaction Documents (to which it is a party to) will constitute, a valid and legally binding agreement of the SPAC, enforceable against them in accordance with their representative terms.

(b) The execution, delivery and performance by the Amalgamation Sub of this Agreement and the Transaction Documents (to which it is a party) and the consummation by the Amalgamation Sub of the transactions contemplated hereby and thereby are within the respective corporate powers of the Amalgamation Sub and have been duly authorized by all necessary corporate action on the part of Amalgamation Sub, to the extent required by its Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound. This Agreement has been or will be duly executed and delivered by the Amalgamation Sub and it constitutes, and upon their execution and delivery, the Transaction Documents (to which it is a party to) will constitute, a valid and legally binding agreement of the Amalgamation Sub, enforceable against it in accordance with their representative terms.

Section 4.3 Approvals. No consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any Authority is required on the part of the SPAC with respect to the SPAC’s execution, delivery and performance of this Agreement and each Transaction Document to which it is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) the filings as expressly contemplated by Article II (including with respect to the SPAC Continuance and the Amalgamation), (ii) the SEC declaration of effectiveness of the Proxy/Registration Statement, and (iii) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the SPAC.

Section 4.4 Non-Contravention. The execution, delivery or performance by the SPAC of this Agreement or any Transaction Documents to which it is a party does not and will not (a) contravene or conflict with the organizational or constitutive documents of the SPAC, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the SPAC, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the SPAC or require any payment or reimbursement or to a loss of any material benefit relating to the business to which the SPAC is entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the SPAC or by which any of the SPAC Shares, or any of the assets of the SPAC is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the SPAC Shares, (e) cause a loss of any material benefit relating to its business to which the SPAC is entitled under any provision of any Permit or Contract binding upon the SPAC, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the SPAC’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a SPAC Material Adverse Effect.

Section 4.5 Finders’ Fees. Other than Alpha Innovators Limited or relating to the Fairness Opinion, there is no investment banker, broker, funder or other intermediary which has been retained by or is authorized to act on behalf of the SPAC or any of its Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.

Section 4.6 Capitalization

(a) At the date of this Agreement, the authorized share capital of the SPAC is US$50,000 divided into 390,000,000 SPAC Class A shares, 100,000,000 SPAC Class B Shares and 10,000,000 preference shares of par value US$0.0001 each, of which 3,388,233 SPAC Class A Shares and 1,437,500 SPAC Class B Shares are issued and are outstanding as of the date hereof, and no preference shares are issued or outstanding. Except for the SPAC Securities as described in the IPO Prospectus or may be issued pursuant to this Agreement, the Finder’s Agreement or the Financing or the anti-dilution provisions as set forth in the SPAC’s Organizational Documents (including Article 12 of the third amended and restated articles of association of the SPAC), no other shares or other voting securities of the SPAC are issued, reserved for issuance or outstanding. All issued and outstanding SPAC Shares are, and all Amalgamation Consideration Shares, when issued, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the SPAC’s Organizational Documents or any contract to which SPAC is a party or by which SPAC is bound. Other than as described in the IPO Prospectus, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Shares or any capital equity of SPAC. Other than as described in the IPO Prospectus, there are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) As of the date hereof, the authorized share capital of the Amalgamation Sub is unlimited, of which one common share is issued and outstanding. As of immediately prior to the Closing, only one common share of the Amalgamation Sub will be issued and outstanding, and no other Equity Securities of the Amalgamation Sub are issued, reserved for issuance or outstanding. Other than as contemplated by this Agreement or the Finder’s Agreement, there are no outstanding contractual obligations of the SPAC to issue, repurchase, redeem or otherwise acquire any Equity Securities of the SPAC. There are no outstanding contractual obligations of the SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 4.7 Trust Account. As of September 29, 2025, the SPAC has at least $31.2 million in the trust fund established by the SPAC for the benefit of its public stockholders in a United States-based account at Continental Stock Transfer & Trust Company (the “Trust Account”), which is established by the transfer agent and maintained by the Trustee, and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Trust Agreement. Other than as provided in this Agreement, there are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate or that would entitle any Person (other than SPAC Shareholders holding SPAC Shares sold in SPAC’s IPO who shall have elected to redeem their SPAC Shares pursuant to SPAC’s Organizational Documents and the underwriters of SPAC’s IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to the SPAC Share Redemption and all prior redemptions of SPAC Class A Shares. There are no claims or proceedings pending or, to the knowledge of the SPAC, threatened with respect to the Trust Account. The SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of the SPAC to dissolve or liquidate pursuant to SPAC’s Organizational Documents shall terminate, and as of the Closing, the SPAC shall have no obligation whatsoever pursuant to the SPAC’s Organizational Documents to dissolve and liquidate the assets of the SPAC by reason of the consummation of the transactions contemplated hereby. As of the date hereof, following the Closing, other than as provided in this Agreement, no SPAC Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder is exercising a SPAC Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, the SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the SPAC at the Closing.

Section 4.8 Listing. As of the date hereof, the SPAC Units, SPAC Class A Shares, and SPAC Rights are listed on the Nasdaq Capital Market, with trading symbols “EURKU,” “EURK,” and “EURKR.” The SPAC is in compliance with the rules of Nasdaq and there is no Action pending or, to the knowledge of the SPAC, threatened against the SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, SPAC Class A Shares or SPAC Rights. The SPAC has not taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Shares or the SPAC Rights.

Section 4.9 Board Approval. The SPAC Board has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and the Transaction Documents, (ii) determined that the transactions contemplated hereby and thereby are in the best interests of the shareholders of the SPAC, and (iii) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in SPAC’s Organizational Documents.

Section 4.10 SPAC SEC Documents and Financial Statements

(a) Each of the (i) SPAC’s Annual Reports on Form 10-K for each fiscal year of the SPAC, beginning with the first year SPAC was required to file such a form, (ii) the SPAC’s Quarterly Reports on Form 10-Q for each fiscal quarter of SPAC beginning with the first quarter the SPAC was required to file such a form, (iii) all proxy statements relating to the SPAC’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents filed by SPAC with the SEC since SPAC’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, together with any amendments, restatements or supplements thereto, are available in full on the SEC’s website through EDGAR. SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports, schedules, and other documents, together with any amendments, restatements or supplements thereto, required to be filed or furnished by it with the SEC since its formation, pursuant to the Exchange Act, the Securities Act and all regulations and rules promulgated thereunder (collectively and as they have been amended since the time of their filing or furnishing, the “SPAC SEC Documents”). The SPAC will timely file all of the foregoing documents with the SEC to the extent they are required by applicable Laws or rules subsequent to the date of this Agreement (the “Additional SPAC SEC Documents”). Each of the SPAC SEC Documents, as of the respective date of its filing, and as of the date of any amendment, complied, and each of the Additional SPAC SEC Documents will be prepared for and comply, in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such documents. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Documents and the Additional SPAC SEC Documents did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or to be made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Documents. None of the SPAC SEC Documents filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

(b) The financial statements and notes contained or incorporated by reference in the SPAC SEC Documents (the “SPAC Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the SPAC as of the dates thereof and the results of operations of the SPAC for the periods reflected therein. The SPAC Financial Statements (i) were prepared from the Books and Records of the SPAC; (ii) were prepared on an accrual basis in accordance with GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the SPAC’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the SPAC with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the SPAC Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the Ordinary Course of the SPAC since the SPAC’s formation, there are no material Liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the SPAC.

Section 4.11 Not an Investment Company. The SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 4.12 Registration Statement and Proxy Statement. On the date the Proxy Statement is first mailed to the SPAC’s Shareholders, and at the time of the meeting for the SPAC Shareholder Approval, none of the information furnished by or on behalf of the SPAC in writing specifically for inclusion in the Proxy/Registration Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 4.13 Issuance of Shares. The Class A SPAC Shares issued as the Amalgamation Consideration Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, and free of any Liens (other than Liens under the Transaction Documents, the applicable Laws and in the Organizational Documents).

Section 4.14 No Other Representations and Warranties. Except as otherwise expressly provided in this Article IV (as may be modified by the SPAC Disclosure Schedule), the SPAC hereby expressly disclaim and negate any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to SPAC and their Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its Affiliates or any of their respective representatives by, or on behalf of, the SPAC, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the SPAC nor any other Person on behalf thereof has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the SPAC (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any presentation or in any other information made available to the Company or any of its representatives or any other Person, and any such representations or warranties are expressly disclaimed.

Article V.
COVENANTS OF PARTIES

Section 5.1 Conduct of the Business

(a) From the date hereof through the Closing Date, the Company shall, and shall cause the Company’s Subsidiaries to, conduct their respective business only in the Ordinary Course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the SPAC, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the SPAC’s prior written consent, the Company shall not, and shall procure the Company’s Subsidiaries not to:

(i) materially amend, modify or supplement the Organizational Documents of the Group Companies other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Group Companies, which involve amounts in excess of $100,000 individually or $300,000 in the aggregate;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which involves amounts of more than $100,000 individually or $300,000 in the aggregate; provided, however, that the Company may, without the prior written consent of the SPAC, assign its rights (but not its obligations) under the Option Purchase Agreement to a new entity (the “OPA Assignee”) that will be owned by the Company Shareholders in substantially similar proportions as their respective shareholdings in the Company as of the time of assignment so long as the Company shall continue to be jointly and severally liable for any obligations owed to the IPO Sponsor under the Option Purchase Agreement;

(iv) make any capital expenditures in excess of $25,000 individually or $75,000 in the aggregate;

(v) sell, lease, license or otherwise dispose of assets of any of the Group Companies or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of inventory in the Ordinary Course consistent with past practice, or (iii) not exceeding $25,000 individually or $75,000 in the aggregate;

(vi) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate);

(vii) authorize any salary increase of more than 10% for any employee making an annual salary equal to or greater than $100,000 or in excess of $25,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Group Companies;

(viii) obtain or incur any loan or other Indebtedness in excess of $50,000, including drawings under the existing lines of credit of the Group Companies;

(ix) suffer or incur any Lien on the assets of the Group Companies, except for Permitted Liens or the Liens incurred in the Ordinary Course consistent with past practice with values of no more than $25,000 individually or $75,000 in the aggregate;

(x) voluntarily suffer any damage, destruction or loss of property related to any assets of any of the Group Companies, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $25,000;

(xi) merge, consolidate with, amalgamate with or acquire any other Person or be acquired by any other Person;

(xii) suffer any insurance policy protecting any of the assets of the Group Companies with an aggregate coverage amount in excess of $75,000 to lapse;

(xiii) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any inventory or assets other than in the Ordinary Course consistent with past practice;

(xiv) change the principal place of business or jurisdiction of organization;

(xv) extend any loans other than travel or other expense advances to employees in the Ordinary Course or otherwise with the principal amount not exceeding $50,000 individually or in the aggregate;

(xvi) transfer, issue, sell, grant, pledge, redeem, repurchase or otherwise dispose of any capital stock or share, membership interests or other securities, or any securities exchangeable for or convertible into any share or any shares of its capital stock, except for the grant to employees the Company of Company Options to purchase a number of Company Shares that in the aggregate do not exceed 10% of the total number of Company Shares that are issued and outstanding as of the date of this Agreement in accordance with the Company Option Agreements;

(xvii) make or change any material Tax election or change any annual Tax accounting periods; or

(xviii) undertake any legally binding obligation to do any of the foregoing.

(b) From the date hereof through the Closing Date, the SPAC shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement or the other Transaction Documents and Ordinary Course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the Company’s prior written consent, the SPAC shall not amend, waive or otherwise change its Organizational Documents (other than in connection with the transactions contemplated by this Agreement or any SPAC Extensions as approved by the SPAC Shareholders to complete a Business Combination) or the Trust Agreement in any manner adverse to the SPAC.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time.

Section 5.2 Alternative Proposals and Alternative Transactions. From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article VIII and (y) the Closing, other than in connection with the transactions contemplated by this Agreement and the other Transaction Documents (including for these purposes the Financing), the Company, the SPAC or the Amalgamation Sub shall not, and shall cause their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, propose, initiate, engage, respond to inquiries, or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transactions, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the SPAC or the Group Companies, as the case may be (other than the transactions contemplated by this Agreement and the other Transaction Documents (including for these purposes the Financing)): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the Ordinary Course) or any class or series of the share capital or capital stock or other equity interests of the SPAC or the Group Companies, as the case may be, in a single transaction or series of transactions, or (3) any other transaction or series of transactions which would be or potentially could be in conflict with the Transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the SPAC or any Group Company or any of its respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. Each party shall keep the other party informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

Section 5.3 Access to Information. From the date hereof until and including the Closing Date, each Party shall (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the such party as the other party may request and (c) cause its respective employees, advisors, legal counsel, accountants and other representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by any party in this Agreement and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of any party. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

Section 5.4 Notices of Certain Events. Each of the Parties hereto shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Group Companies or any of the Group Companies’ assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Transaction Documents;

(c) any Actions commenced or, to any party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Transaction Documents;

(d) with respect to the Group Companies, the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result in a Company Material Adverse Effect;

(e) with respect to the SPAC, the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result in a SPAC Material Adverse Effect; and

(f) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation or warranty made hereunder by any party to be false or misleading in any material respect or to omit or fail to state a material fact.

Section 5.5 Proxy/Registration Statement and SPAC Shareholder Approval

(a) Proxy/Registration Statement.

(i) As promptly as reasonably practicable after the execution of this Agreement, the SPAC shall prepare and file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to (1) the SPAC Shareholders’ Meeting to approve and adopt: (A) the Business Combination and the Transactions as contemplated by this Agreement and the other Transaction Documents, including without limitation the SPAC Continuance and the Amalgamation (the “Business Combination Proposal”), (B) the deregistration of the SPAC as a Cayman Islands exempted company in accordance with section 206 of the Companies Act and, immediately upon such deregistration, the continuance of SPAC into Canada under the CBCA and, conditional upon, and with effect from, the continuance of the SPAC into Canada under the CBCA, the name of SPAC be changed from “Eureka Acquisition Corp” to “Marine Thinking Holdings Inc.” or such other name as the Parties may agree on (the “SPAC Continuance Proposal”), (C) the amendment and restatement of the Organizational Documents of the SPAC in accordance with Section 2.4(b) hereof (including, without limitation, the removal of the $5,000,001 net tangible assets requirement in the current SPAC Organizational Documents) (the “Organizational Documents Proposal”), (D) the appointment and/ or removal of the directors of the SPAC in accordance with Section 5.19 (the “Director Appointment Proposal”), (E) the adoption and approval of the SPAC Equity Incentive Plan (the “Equity Incentive Plan Proposal”), (F) the issuance of the SPAC Class A Shares in connection with the Transactions (including the Financing) (the “Share Issuance Proposal”), (G) any other proposals as the SEC, Nasdaq or any Alternative Exchange (or the respective staff members thereof) may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, (H) any other proposals as determined by the SPAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (I) adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Adjournment Proposal”) (such proposals in (A) through (I), and any other proposal that may be agreed by the SPAC and the Company to be included in the proposals to be submitted to the SPAC Shareholders’ Meeting for approval, collectively, the “Transaction Proposals”), and (2) the registration under the Securities Act of the Amalgamation Consideration Shares to be issued pursuant to this Agreement. For the avoidance of doubt, the Proxy/Registration Statement shall include the PCAOB Financials. The SPAC and the Company shall use their commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the SPAC and the Company shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of the SPAC Class A Shares pursuant to this Agreement. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, the SPAC shall use reasonable best efforts to, within five (5) Business Days thereof, mail the Proxy/Registration Statement to the SPAC Shareholders.

(ii) Each of the Parties hereto shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of the SPAC and the Company or their respective Affiliates to any regulatory Authority (including Nasdaq or any Alternative Exchange) in connection with the Transactions.

(iii) Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually agreed upon by the SPAC and the Company. The SPAC will advise the Company, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the SPAC Class A Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Company a reasonable opportunity to provide comments and amendments to any such filing. The SPAC and the Company shall cooperate and mutually agree upon any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(iv) If, at any time prior to the Amalgamation Effective Time, any information, event or circumstance relating to the SPAC or its officers or directors, should be discovered by the SPAC, which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the SPAC shall promptly inform the Company. If, at any time prior to the Amalgamation Effective Time, any information, event or circumstance relating to the Group Companies or its officers or directors, should be discovered by the Company, which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Company shall promptly inform the SPAC. Thereafter, the SPAC and the Company shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information, and the SPAC shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Shareholders.

(b) SPAC Shareholder Approval.

(i) Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, the SPAC shall establish a record date for, duly call, give notice of, convene and hold an extraordinary general meeting of the SPAC Shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the SPAC Shareholder Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing SPAC Shareholders with the opportunity to elect to effect a SPAC Share Redemption and such other matter as may be mutually agreed by the SPAC and the Company. The SPAC will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the SPAC Shareholder Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Shareholder Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq (or any Alternative Exchange) rules and the Organizational Documents of the SPAC. The SPAC (X) shall consult with the Company regarding the depositary interest record date and the date of the SPAC Shareholders’ Meeting and (Y) shall not adjourn or postpone the SPAC Shareholders’ Meeting without the prior written consent of Company; provided, however, that SPAC shall adjourn or postpone the SPAC Shareholders’ Meeting (1) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, there are insufficient shares of SPAC represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Shareholders’ Meeting, or (2) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the SPAC Shareholders’ Meeting is necessary to enable the SPAC to solicit additional proxies required to obtain SPAC Shareholder Approval; provided further, however, that the SPAC shall adjourn or postpone on not more than three occasions and so long as the date of the SPAC Shareholders’ Meeting is not adjourned or postponed more than an aggregate of 45 consecutive days in connection with such adjournment or postponement.

(ii) The Proxy/Registration Statement shall include a statement to the effect that the SPAC Board has unanimously recommended that the SPAC Shareholders vote in favour of the Transaction Proposals at the SPAC Shareholders’ Meeting (such statement, the “SPAC Board Recommendation”) and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation unless in strict observance of their common law or fiduciary duties.

Section 5.6 Company Shareholder Approval.

(a) Promptly after the Proxy/Registration Statement has been declared effective by the SEC, (a) the Company will call a meeting of the Company Shareholders (the “Company Special Meeting”) or otherwise solicit written consents in order to obtain the required approval of Company Shareholders’ of the Company Amalgamation Resolution (the “Company Shareholder Approval” and together with the Company Board Approval, the “Company Approvals”); and (b) the Company shall use its commercially reasonable efforts to solicit from the Company Shareholders proxies in favor of the Company Amalgamation Resolution prior to any such Company Special Meeting, and to take all other actions necessary or advisable to secure such approval, including enforcing the Voting Agreements.

(b) Subject to the terms of this Agreement, and provided that the Company does not seek approval by way of a written consent resolution of Company Shareholders, the Company shall convene and conduct the Company Special Meeting in accordance with its Organizational Documents, applicable Laws as soon as reasonably practicable upon completion of the Company Information Circular, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Special Meeting without the prior written consent of the SPAC (not to be unreasonably withheld, delayed or conditioned). The Company shall consult with the SPAC in fixing the record date for the Company Special Meeting and the date of the Company Special Meeting, give notice to the SPAC of the Company Special Meeting and allow the SPAC’s representatives and legal counsel to attend the Company Special Meeting. The Company shall use its commercially reasonable efforts to encourage holders of the Company Shares to vote in favour of the Company Amalgamation Resolution, including to take all action reasonably necessary or advisable to secure the approval of the Company Amalgamation Resolution.

(c) The Company shall provide the SPAC with (i) updates with respect to the aggregate tally of the proxies received by the Company in respect of the Company Amalgamation Resolution; (ii) updates with respect to any communication (written or oral) from any Company Shareholder in opposition to the Amalgamation; (iii) the right to demand postponement or adjournment of the Company Special Meeting if, based on the tally of proxies, the Company will not receive the required approval in respect of the Company Amalgamation Resolution, and (iv) the right to review and comment on all communications sent to Company Shareholders in connection with the Company Special Meeting.

Section 5.7 Company Information Circular.

(a) In the event the Company seeks approval of the Company Amalgamation Resolution at a Company Special Meeting rather than by way of a written consent resolution, the Company shall promptly prepare and complete, in good faith consultation with the SPAC, management information circular (including any schedules and exhibits thereto) together with any other documents required by applicable Laws (”Company Information Circular”) in connection with the Company Special Meeting and, and the Company shall promptly following the execution of this Agreement, cause the Company Information Circular to be sent to each Company Shareholder and other person as required by applicable Law. For the avoidance of doubt, the Company Information Circular is not required in the event the Company seeks approval of the Company Amalgamation Resolution by way of a written resolution signed by all Company Shareholders.

(b) The Company shall ensure that the Company Information Circular (i) complies with its Organizational Documents and applicable Laws; (ii) does not contain any misrepresentation; (iii) provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Special Meeting; and (iv) states any material interest of each director and officer, whether as director, officer, securityholder or creditor of the Company, as and to the extent required by applicable Laws.

(c) The Company shall, subject to the terms of this Agreement, ensure that the Company Information Circular includes a statement that the board of directors of the Company has unanimously (i) determined that the Amalgamation is in the best interests of the Company and fair to the Company Shareholders; and (ii) recommended that the Company Shareholders vote in favour of the Company Amalgamation Resolution.

(d) The Company shall give the SPAC and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Information Circular and other related documents, and agrees that information relating to the SPAC included in the Company Information Circular must be in a form and content reasonably satisfactory to the SPAC.

(e) The Company shall promptly notify the SPAC if it becomes aware that the Company Information Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly deliver or otherwise disseminate any such amendment or supplement to the Company Shareholders as required by applicable Law.

Section 5.8 Canadian Prospectus. The Parties shall prepare and the SPAC shall file with the Nova Scotia Securities Commission and securities regulator each other province as the Parties may mutually agree, a preliminary and final non-offering prospectus (the “Canadian Prospectus”) in sufficient time for the SPAC to become a reporting issuer in the Province of Nova Scotia and such other provinces as the Parties may mutually agree promptly following the Closing Date. Each Party shall use its reasonable best efforts to cause each of the preliminary and final non-offering prospectus to comply as to form in all material respects with applicable Canadian securities Laws. The Parties and their counsel shall be afforded a reasonable amount of time to review the preliminary and final non-offering prospectus prior to their respective filings and shall consider for inclusion in the preliminary and final non-offering prospectus and/or any amendment or supplement thereto any reasonable comments proposed by the SPAC.

Section 5.9 Support of Transactions; Financing. Without limiting any covenant contained in this Article V, the SPAC and the Company shall each, and each shall cause its Subsidiaries and Affiliates to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of the SPAC or the Company or their respective Affiliates are required to obtain in order to consummate the Transactions, (b) work collaboratively and use reasonable best efforts to obtain investments in Equity Securities of the SPAC (the “Financing”), and (c) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article VI, in the case of any Transaction Documents to which such Party will be a party after the date of this Agreement, to execute and deliver such Transaction Documents pursuant to this Agreement, or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable.

Section 5.10 Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement and the Transaction Documents. The Parties shall execute and deliver such other documents, certificates, agreements, financial statements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement and the Transaction Documents. From the date hereof and through the Closing, the Company shall procure that the other Group Companies to comply with the terms of this Agreement and the other Transaction Documents and to perform its obligations under this Agreement and the other Transaction Documents, and shall be jointly and severally liable for any obligations or Liabilities of the Group Companies under this Agreement and the other Transaction Documents.

Section 5.11 Confidentiality. Except as necessary to complete the Proxy/Registration Statement, each Party shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other Party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Parties, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other person, except its Representatives in connection with this Agreement. In the event that any Party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such Party shall give timely written notice to the other Parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief, and then such Party shall be entitled to disclose such confidential information pursuant to applicable Laws (regardless of whether the protective order or other appropriate relief is obtained or not). Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The Parties acknowledge and agree that certain confidential information will be required to be disclosed in the Proxy/Registration Statement.

Section 5.12 Pre-IPO Investment. The Parties acknowledge that the Company is currently negotiating pre-IPO investments into the Company with potential investors (“Pre-IPO Investments”). The Company shall keep the SPAC reasonably apprised of the status of any Pre-IPO Investments, and shall not enter into any definitive agreements with respect to such Pre-IPO Investments or consummate any such Pre-IPO Investments without the prior written consent of the SPAC (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that no such consent shall be required for any one or more Pre-IPO Investments in which the total number of Company Shares issued or issuable pursuant to the term of such Pre-IPO Investment(s) is no more than 5% of the total number of Company Shares issued and outstanding as of the date hereof in the aggregate so long as the investment terms of such Pre-IPO Investments will not have any adverse impact on the SPAC and its shareholders or the transactions contemplated by this Agreement and the other Transaction Documents, and the Company shall procure that the investors acquiring Company Shares in the Pre-IPO Investments shall sign and deliver the Voting Agreement to the SPAC so that at all times prior to and at the Company Special Meeting, the Company Shareholders that have signed the Voting Agreement and committed to vote in favor of the Company Amalgamation Resolution at the Company Special Meeting shall hold more than 2/3 of the total voting power of all of the issued and outstanding Company Shares.

Section 5.13 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company shall duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes that are due and payable, as required by any Taxing Authority, and duly observe and conform in all material respects, to all applicable Laws and Orders.

Section 5.14 PCAOB Financials.

(a) The Company expects to deliver to the SPAC, (i) on or before November 5, 2025, audited consolidated financial statements of the Company for the fiscal years ended April 30, 2024 and April 30, 2025, respectively, (ii) on or before November 5, 2025, unaudited management account consolidated financial statements of the Company for the three months period ended July 31, 2024 and July 31, 2025, respectively, (iii) on or before November 20, 2025, unaudited consolidated financial statements of the Company for the three months period ended July 31, 2024 and July 31, 2025, respectively, and (iv) on or before January 16, 2026, unaudited consolidated financial statements of the Company for the three months period ended October 31, 2024 and October 31, 2025, respectively, (the financial statements in (i), (iii) and (iv) above prepared in conformity with GAAP under the standards of the Public Company Accounting Oversight Board (the “PCAOB Financials”)). The PCAOB Financials shall be (i) prepared from the Books and Records of the Group Companies; (ii) prepared on an accrual basis in accordance with GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended and (v) included in the Proxy/Registration Statement and the Canadian Prospectus. The Company shall also prepare and include in the Canadian Prospectus such financial statements as may be required by applicable Laws. The PCAOB Financials will be complete and accurate and fairly present in all material respects, in conformity with GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company shall provide additional financial information as reasonably requested by the SPAC for inclusion in any filings to be made by the SPAC with the SEC.

(b) The PCAOB Financials, when completed and delivered to the SPAC, will be complete and accurate and fairly present in all material respects, in conformity with GAAP applied on a consistent basis in all material respects, the financial position of each Group Company as of the dates thereof and the results of operations of each Group Company for the periods reflected therein. The PCAOB Financials, when completed and delivered to the SPAC, (i) will have been prepared from the Books and Records of the Group Companies; (ii) will have been prepared on an accrual basis in accordance with GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Group Companies with respect to the periods then ended. The PCAOB Financials, when completed and delivered to the SPAC, will be prepared in accordance with Regulation S-X and reviewed by the Company’s independent auditor in accordance with PCAOB Auditing Standard 4105. The PCAOB Financials, when completed and delivered to the SPAC, will be audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

Section 5.15 Use of Proceeds. Following the Closing, the cash of the SPAC (including any proceeds from the Financing and/or the pre-IPO investment proceeds pursuant to Section 5.12 hereof and the funds remaining in the Trust Account after the SPAC Share Redemption) shall be used as follows: first, to pay or reimburse the unpaid SPAC Transaction Expenses, if any (including repayment of any obligations or loans owed to the IPO Sponsor and/or its designees for payment of SPAC Transaction Expenses), and second, to be used for working capital and general corporate purposes of the SPAC.

Section 5.16 Nasdaq or Alternative Exchange Listing. From the date hereof until the Closing, the SPAC shall ensure the SPAC remains listed as a public company on the Nasdaq and shall keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws. Each of the Company and the SPAC shall use its reasonable best efforts to cause: (a) the SPAC to satisfy all applicable continuing listing requirements of Nasdaq or another stock exchange as mutually agreed between the Parties (the “Alternative Exchange”), as applicable; and (b) the SPAC Class A Shares issuable pursuant to the Transactions in accordance with this Agreement or the other Transaction Documents to be approved for listing on the Nasdaq or the Alternative Exchange, as applicable, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing. From the date hereof through the Closing, each Party shall notify the other Parties of any communications or correspondence from Nasdaq or the Alternative Exchange, as applicable, with respect to the listing of the SPAC Class A Shares, compliance with the rules and regulations of the Nasdaq or the Alternative Exchange, as applicable, and any potential suspension of listing or delisting action contemplated or threatened by the Nasdaq or the Alternative Exchange, as applicable. Promptly after the date hereof and prior to the Closing, the SPAC shall procure the reservation of a ticker symbol as may be reasonably agreed by the SPAC and the Company on Nasdaq or on the Alternative Exchange as mutually agreed by them.

Section 5.17 No Trading in SPAC Securities. The Company acknowledges and agrees that it is aware, and that each other Group Company has been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not, and shall procure other Group Companies not to, purchase or sell any Equity Securities of the SPAC in violation of such Laws, or cause or encourage any Person to do any of the foregoing.

Section 5.18 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article VI and provision of notice thereof to Trustee (which notice the SPAC shall provide to Trustee in accordance with the terms of the Trust Agreement)), the SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including causing the documents, opinions and notices required to be delivered to Trustee pursuant to the Trust Agreement to be so delivered, for the following: (a) the redemption of any SPAC Class A Shares in connection with the SPAC Share Redemption at the Closing; (b) the payment of SPAC Transaction Expenses; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to the SPAC in accordance with the Trust Agreement.

Section 5.19 Post-Closing Directors of the SPAC. Subject to the terms of the SPAC’s Organizational Documents, the SPAC and the Company shall take all such action within its power as may be necessary or appropriate such that as of immediately prior to, from and after the Closing, each of the SPAC Board and the board of directors of the Amalco shall consist of seven (7) directors:

(a) six directors shall be designated by the Company, four of whom shall be “independent” for purposes under Nasdaq (or any Alternative Exchange) rules requirements and one of whom shall be the “financial expert” as determined under SEC rules and regulation,

(b) one director shall be designated by the IPO Sponsor or its Affiliates; and

(c) at least five (5) of such seven (7) directors shall be Canadian citizens.

Section 5.20 D&O Indemnification and Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the SPAC and the Company, as applicable (the “D&O Indemnified Parties”) as provided in their respective organizational documents, in each case as in effect on the date hereof, or under any indemnification, employment or other similar agreements between any D&O Indemnified Party and any of the SPAC and the Company, as applicable in effect on the Signing Date and disclosed in Section 5.20(a) of the SPAC Disclosure Schedule, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. From and after the Closing, the SPAC agrees that it shall indemnify and hold harmless each D&O Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company, the SPAC or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the SPAC shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Closing provisions in its Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the SPAC, the Company and their respective Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of the SPAC, the Company or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six (6) years from the Closing, the SPAC shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the SPAC’s, the Company or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to the SPAC or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the SPAC be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by the SPAC for such insurance policy for the year ended December 31, 2024; provided, however, that (i) the SPAC may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Amalgamation Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this  Section 5.20 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 5.20 shall survive the Closing indefinitely and shall be binding, jointly and severally, on the SPAC and all successors and assigns of the SPAC. In the event that the SPAC or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the SPAC shall ensure that proper provision shall be made so that the successors and assigns of the SPAC shall succeed to the obligations set forth in this Section 5.20.

(d) On the Closing Date, the SPAC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and the SPAC with the post-Closing directors and officers of the SPAC, which indemnification agreements shall continue to be effective following the Closing.

Section 5.21 Shareholder Litigation.

(a) In the event that any litigation related to this Agreement, any Transaction Document or the transactions contemplated hereby or thereby is brought, or, to the knowledge of the SPAC, threatened in writing, against the SPAC or the SPAC Board by any of the SPAC’s shareholders prior to the Closing, the SPAC shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. The SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any litigation related to this Agreement, any Transaction Document or the transactions contemplated hereby or thereby is brought, or, to the knowledge of the Company, threatened in writing, against the Company or the board of directors of the Company by any of the Company’s shareholders prior to the Closing, the Company shall promptly notify the SPAC of any such litigation and keep the SPAC reasonably informed with respect to the status thereof. The Company shall provide the SPAC the opportunity to participate in (subject to a customary joint defense agreement), the defense of any such litigation, shall give due consideration to the SPAC’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.22 SPAC Extension. Unless the Closing has occurred or this Agreement shall have otherwise been terminated in accordance with Article VIII, upon written request by the SPAC, the Company shall provide all necessary assistance to the SPAC to extend the deadline by which the SPAC must complete its initial Business Combination (a “SPAC Extension”) until a date that is no later than the Outside Closing Date.

Section 5.23 Promissory Notes. The Company acknowledges and agrees that from time to time after the date hereof and prior to the Closing, the SPAC and the IPO Sponsor shall be entitled to enter into one or more promissory notes in substantially the same form as the Initial Promissory Note (the “Additional Promissory Note” and together with the Initial Promissory Note, the “Promissory Notes”) pursuant to which the IPO Sponsor has agreed to provide to the SPAC loans for working capital, any SPAC Extension or other purposes. For the avoidance of any doubt, any amounts outstanding under the Promissory Notes as of the Closing (excluding any amounts that the IPO Sponsor has elected to convert into the SPAC Units prior to the Closing in accordance with the terms thereof) shall be deemed part of the SPAC Transaction Expenses and shall be repaid to the IPO Sponsor by the Company in accordance with Section 2.7; provided, however, that to the extent that the SPAC lacks sufficient working capital to fully repay the balance of the Promissory Notes that have not been so converted at the election of the IPO Sponsor, such remaining balance will be a post-Closing obligation of the SPAC.

Section 5.24 Tax Matters.

(a) Each of SPAC and the Company shall use its respective commercially reasonable efforts to cause the SPAC Continuance and the Amalgamation to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede each of the SPAC Continuance and the Amalgamation from qualifying for the Intended Tax Treatment. Each of SPAC and the Company shall report the Transactions consistently with the Intended Tax Treatment unless otherwise required by Tax Law, including pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) In the event that the SEC requests a tax opinion regarding the qualification of the SPAC Continuance for the Intended U.S. Tax Treatment, the SPAC shall use its commercially reasonable efforts to obtain such opinion from DLA or other counsel of the SPAC. In the event that the SEC requests a tax opinion regarding the qualification of the Amalgamation for the Intended U.S. Tax Treatment, the Company shall use its commercially reasonable efforts to obtain such opinion from Loeb & Loeb LLP or other counsel of the Company. In the event that SPAC or the Company seeks a tax opinion from its respective tax advisor regarding the Intended Tax Treatment of the Transactions, or the SEC requests or requires tax opinions, each Party shall use reasonable efforts to execute and deliver customary tax representation letters (not to be inconsistent with this Agreement or the other Transaction Documents) as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor.

Section 5.25 Confirmatory Assignment Agreement. On or prior to the Closing Date, the Company shall procure and deliver to the SPAC all of the duly executed Confirmatory Assignment Agreements. The Company shall also procure that the assignment as contemplated by the Confirmatory Assignment Agreements shall be duly recorded or approved by all relevant Authorities, including the United States Patent and Trademark Office and the Canadian Intellectual Property Office on or prior to the Closing Date.

Section 5.26 CBCA Statutory Declaration. Prior to the Closing, the Company shall prepare and deliver a statutory declaration, executed by its director or officer as required under the CBCA in the form acceptable to the SPAC and dated as of the Closing Date, to confirm that:

(a) the Company will be able to pay its liabilities as they become due;

(b) the realizable value of its assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c) no creditor of the Company will be prejudiced by the Amalgamation.

Article VI.
CONDITIONS TO CLOSING

Section 6.1 Condition to the Obligations to Close of the Parties. The obligations of all of the Parties to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) Neither the provisions of any applicable Law nor any Order shall prohibit or prevent the consummation of the Transactions.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) The SEC shall have declared the Proxy/Registration Statement effective. No stop order suspending the effectiveness of the Proxy/Registration Statement or any part thereof shall have been issued and outstanding.

(d) (i) the SPAC Class A Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq or the Alternative Exchange (to the extent such approval is required) and the SPAC will, as of and immediately following the Closing, satisfy any applicable initial and continuing listing requirements of Nasdaq or the Alternative Exchange, and the SPAC shall not have received any notice of non-compliance therewith, and (ii) as of the Closing Date, the SPAC shall not have received any written notice from Nasdaq or the Alternative Exchange that it has failed, or would reasonably be expected to fail, to meet the applicable listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the Alternative Exchange or the underlying failure appropriately remedied or satisfied.

(e) The SPAC Shareholder Approval shall have been duly obtained.

Section 6.2 Conditions to Obligations to Close of the SPAC. The obligation of the SPAC to consummate the Closing is subject to the satisfaction, or the waiver at the SPAC’ sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed all obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company contained in Article III in this Agreement shall in all material respects: (i) be true and correct at and as of the date of this Agreement, and (ii) be true and correct as of the Closing Date (except for the representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date).

(c) There shall have been no event, change or occurrence which has a Company Material Adverse Effect.

(d) The SPAC shall have received the Lock-up Agreements duly executed by each of the Lock-up Company Shareholders, the Non-Compete Agreement duly executed by the Company Shareholders who are signatories thereto, the Registration Rights Agreement duly executed by the Company Shareholders who are signatories thereto, and the Employment Agreements duly executed by each Key Executive, in each case dated as of the Closing Date, as well as the duly executed Confirmatory Assignment Agreements.

(e) The SPAC shall have received the certified true copies of the Company Approvals.

(f) There shall have been no material breach of the Option Purchase Agreement by the Company or the OPA Assignee (including without limitation any failure to pay the Purchase Price (as defined in the Option Purchase Agreement) in accordance with the terms thereof).

(g) The aggregate number of Dissent Shares shall not exceed 5% of the aggregate number of Company Shares outstanding immediately prior to the Amalgamation Effective Time.

(h) The SPAC Board shall have received a Fairness Opinion confirming the fairness of the Company Valuation, and such Fairness Opinion has not been withdrawn.

Section 6.3 Conditions to Obligations to Close of the Company . The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The SPAC shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the SPAC contained in Article IV of this Agreement shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a SPAC Material Adverse Effect.

(c) There shall have been no event, change or occurrence which has a SPAC Material Adverse Effect.

(d) The Company shall have received the Lock-up Agreement duly executed by the IPO Sponsor and the Registration Rights Agreement duly executed by the parties thereto (other than the Company Shareholders), in each case dated as of the Closing Date.

(e) There shall have been no material breach of the Promissory Notes by the IPO Sponsor (including without limitation any failure to provide the loan to the SPAC in accordance with the terms thereof).

Section 6.4 Frustration of Conditions. None of SPAC or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to comply in all material respects with its obligations hereunder.

Article VII.
DISPUTE RESOLUTION

Section 7.1 Arbitration

(a) The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b) If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

(c) The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d) The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.

(e) On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his or her decision shall be rendered within the period referred to in Section 7.1(c).

(f) The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g) The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h) Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i) The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j) This arbitration section shall survive the termination of this Agreement.

Section 7.2 Waiver of Jury Trial; Exemplary Damages

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENTS, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY TRANSACTION DOCUMENTS.

(b) Each of the parties to this Agreement acknowledges that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledges that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

Article VIII.
TERMINATION

Section 8.1 Termination This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of the SPAC and the Company at any time prior to Closing;

(b) by the SPAC or the Company by giving written notice to the other if any Law or Order shall have enacted, issued, promulgated or enforced which has become final and non-appealable and has the effect of making the consummation of the Transactions illegal;

(c) by the SPAC or the Company by giving written notice to the other if the SPAC Shareholder Approval shall fail to receive the requisite vote for approval at the at the SPAC Shareholders’ Meeting;

(d) in the event that the Closing of the transactions contemplated hereunder has not occurred within eighteen (18) months following the date of this Agreement (as may be extended by the mutual agreement of the SPAC and the Company, the “Outside Closing Date”), by the SPAC or the Company by giving written notice to the other at any time after the Outside Closing Date, provided that provided, further, that (i) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the SPAC if the SPAC’s material breach of this Agreement shall have primarily caused the failure to consummate the Transactions on or before the Outside Closing Date, and (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s material breach of this Agreement shall have primarily caused the failure to consummate the Transactions on or before the Outside Closing Date;

(e) by the SPAC by giving written notice to the Company, if the Company shall have failed to deliver any of the PCAOB Financials to the SPAC on or before the applicable date in accordance with Section 5.14(a);

(f) by the SPAC by giving written notice to the Company, if the Company fails to pay the Purchase Price (as defined in the Option Purchase Agreement) in accordance with the payment schedule as set forth in Section 1.2 of the Option Purchase Agreement;

(g) by the Company by giving written notice to the SPAC, if the IPO Sponsor fails to provide the loan to the SPAC if and when required under the terms set forth in the Promissory Notes;

(h) by the SPAC by giving written notice to the Company, if there shall have been a Company Material Adverse Effect which is uncured for at least ten (10) Business Days after written notice of such Company Material Adverse Effect is provided by the SPAC to the Company;

(i) by the SPAC by giving written notice to the Company, if a SPAC Extension is not effected and the SPAC must liquidate in accordance with its Organizational Documents; or

(j) by SPAC by written notice to the other Parties if the Company Shareholder Approval shall not have been obtained within twenty (20) Business Days after the Proxy/Registration Statement becomes effective.

Section 8.2 Termination upon Material Breach.

(a) The SPAC may terminate this Agreement by giving notice to the Company prior to the Closing, without prejudice to any rights or obligations the SPAC may have, if the Company shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents to be performed on or prior to the Closing Date and such breach shall not be cured within thirty (30) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach.

(b) The Company may terminate this Agreement by giving notice to the SPAC prior to the Closing, without prejudice to any rights or obligations the Company may have, if the SPAC shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents to be performed on or prior to the Closing Date and such breach shall not be cured within thirty (30) days following receipt by the SPAC of a notice describing in reasonable detail the nature of such breach.

Section 8.3 Effect of Termination.

(a) In the event that this Agreement is terminated pursuant to Section 8.1 or Section 8.2 hereof, this Agreement shall forthwith become void, except: (i) Article VII, this Section 8.3, and Article IX shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for any breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (subject to Section 9.3).

(b) In the event that this Agreement is terminated pursuant to Section 8.1(d) or Section 8.2(a), then, without prejudice to any rights or obligations the SPAC may have, within five (5) Business Days of such termination, the Company shall pay to the SPAC a termination fee in the amount of $2,000,000 by wire transfer in immediately available funds to an account designated by the SPAC in writing.

(c) In the event that this Agreement is terminated pursuant to Section 8.2(b), then, without prejudice to any rights or obligations the Company may have, within five (5) Business Days of such termination, the SPAC shall pay to the Company a termination fee in the amount of $2,000,000 by wire transfer in immediately available funds to an account designated by the Company in writing.

(d) The parties acknowledge and hereby agree that the payment of the termination fee if, as and when required pursuant to this Section 8.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the applicable party in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the parties would not enter into this Agreement.

Article IX.
MISCELLANEOUS

Section 9.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 5:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the SPAC:

14 Prudential Tower

Singapore 049712

Attn: Fen Zhang

Email: eric.zhang@herculescapital.group; jason.wang@herculescapital.group with a copy to (which shall not constitute notice):

DLA Piper UK LLP

20th Floor South Tower Beijing Kerry Center

No. 1 Guanghua Road, Chaoyang District

Beijing 100020, PRC

Attn: James Chang, Esq.; Yang Ge, Esq.

Email: james.chang@dlapiper.com; Yang.Ge@dlapiper.com

if to the Company, to:

1096 Marginal Rd, Suite 110

Halifax, NS B3H 4N4, Canada

Attn: Patrick Sapphire

Email: patrick.sapphire@marinethinking.com

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attn: Lawrence Venick, Esq.

Email: lvenick@loeb.com

Section 9.2 Non-survival or Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) claims based on fraud, (b) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (c) this Article IX and any corresponding definitions set forth in Article I.

Section 9.3 No Claim Against Trust Account. The Company acknowledges that it has read the IPO Prospectus and other SPAC SEC Documents as filed under the Exchange Act, the SPAC’s Organizational Documents, and the Trust Agreement and understands that the SPAC has established the Trust Account described therein for the benefit of the SPAC’s public and that, except for a portion of the interest earned on the amounts held in the Trust Account pursuant to the Trust Agreement, the SPAC may only disburse the funds in the Trust Account (i) to the public shareholders in the event of the conversion of their shares upon consummation of a business combination or amendment to the SPAC’s certificate of incorporation relating to pre-business combination activity, (ii) to the public shareholders in connection with the SPAC’s liquidation in the event the SPAC is unable to consummate a business combination within the required time, and (iii) to the SPAC concurrently with, or after the SPAC consummates a business combination. The Company further acknowledges that, if the Transactions, or, in the event of a termination of this Agreement, another Business Combination, are not consummated by July 3, 2026 or such later date as approved by the SPAC Shareholders to complete a Business Combination, the SPAC will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, for and in consideration of the SPAC entering into this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any past, present or future Action of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever.

Section 9.4 Amendments; No Waivers; Remedies

(a) This Agreement cannot be amended, except by a writing signed by each Party, and cannot be terminated orally or by course of conduct. Any Party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other Parties, (b) waive any inaccuracies in the warranties (of another Party) that are contained in this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

Section 9.5 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

Section 9.6 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of the SPAC and the Company; provided, that no such party shall be required to obtain consent pursuant to this Section 9.6(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 9.6(a).

(b) The restriction in Section 9.6(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing

Section 9.7 Expenses.

(a) Except as otherwise set forth in this Agreement (including Section 2.7), each Party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.

(b) For the avoidance of doubt and without prejudice to the Company’s obligations under Section 2.7, any SPAC Transaction Expenses that have not been paid in full at the Closing shall be borne by the SPAC.

Section 9.8 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

Section 9.9 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

Section 9.10 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

Section 9.11 Entire Agreement. This Agreement together with the other Transaction Documents, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Transaction Documents, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Transaction Documents, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Transaction Documents, except those expressly stated herein or therein.

Section 9.12 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

Section 9.13 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) All monetary figures used herein shall be in United States dollars unless otherwise specified.

(c) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “Party” means a party signatory hereto.

(d) The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate persons or through contractual or other legal arrangements, and “direct or indirect” has the correlative meaning

(e) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all” .

(f) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(g) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(h) Captions/headings are not a part of this Agreement, but are included for convenience, only.

(i) A reference to a statute or statutory provision includes, to the extent applicable at any relevant time:

(i) that statute or statutory provision as from time to time consolidated, modified, re-enacted or replaced by any other statute or statutory provision;

(ii) any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii) any subordinate legislation or regulation made under the relevant statute or statutory provision.

Section 9.14 Third Party Beneficiaries.

(a) Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of any Group Company, or any participant in any Company Equity Plan or employee benefit plan (if any), any party to any Company Option Agreement, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the Parties, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (c) limit the right of the SPAC, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Equity Plan or other employee benefit plan, policy, agreement or other arrangement following the Closing; provided that (i) the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 5.20, and (ii) the IPO Sponsor (and its applicable Affiliates, successors, heirs and representatives) is intended third-party beneficiary of, and may enforce, Section 5.19.

(b) This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Parties (including the Company and the SPAC).

Section 9.15 Specific Performance.

(a) The Parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Parties agree that each Party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with this Agreement this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy);

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[The remainder of this page intentionally left blank; signature page to follow]

IN WITNESS WHEREOF, each of the Parties have caused this Agreement to be duly executed as of the date first above written.

SPAC	Eureka Acquisition Corp

	By:	/s/ Fen Zhang
	Name:	Fen Zhang
	Title:	Director

Company	Marine Thinking Inc.

	By:	/s/ Lishao Wang
	Name:	Lishao Wang
	Title:	Chairman

Amalgamation Sub	17358750 Canada Inc.

	By:	/s/ Fen Zhang
	Name:	Fen Zhang
	Title:	Director

Annex 1

Amalgamation Agreement

Exhibit A Form of Voting Agreement

Exhibit B Form of Support Agreement

Exhibit C Form of Registration Rights Agreement

Exhibit D Forms of Lock-up Agreement

Exhibit E Form of Non-Compete Agreement

Exhibit F Form of New Articles

Annex D

MARINE THINKING HOLDINGS INC.

2025 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

(a) General Purpose. The name of this plan is the Marine Thinking Holdings Inc. 2025 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) enable Marine Thinking Holdings Inc., a Canadian corporation (the “Company”), and any Affiliate to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long range success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

(b) Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates.

(c) Available Awards. Awards that may be granted under the Plan include: Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “Administrator” means a committee of at least one Director of the Company as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board, to administer the Plan in accordance with Section 4.

(b) “Applicable Laws” means the requirements relating to the administration of equity-based awards or equity compensation plans under applicable U.S. state corporate law, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c) “Award” means, individually or collectively, a grant under the Plan of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards.

(d) “Award Agreement” means the written or electronic agreement, consistent with the terms of the Plan, between the Company and the Participant, setting forth the terms, conditions, and restrictions applicable to each Award granted under the Plan.

(e) “Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a committee to whom the Board has delegated authority to administer any aspect of this Plan.

(f) “Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, consulting, severance, or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, severance, or similar agreement containing such definition, “Cause” means:

(i) any willful, material violation by the Participant of any law or regulation applicable to the business of the Company or any Subsidiary or other affiliate of the Company;

(ii) the Participant’s conviction for, or guilty plea or plea of nolo contendere to, a felony (or crime of similar magnitude under Applicable Laws outside the United States) or a crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud, act of material dishonesty, or misappropriation or similar conduct against the Company or any Subsidiary;

(iii) the Participant’s commission of an act of personal dishonesty which involves personal profit in connection with the Company, any Subsidiary, or any other entity having a business relationship with the Company or any Subsidiary;

(iv) any material breach or violation by the Participant of any provision of any agreement or understanding between the Company or any Subsidiary or other affiliate of the Company and the Participant regarding the terms of the Participant’s service as an Employee, Director, or Consultant to the Company or any Subsidiary or other affiliate of the Company, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an Employee, Director, or Consultant of the Company or a Subsidiary or other affiliate of the Company, other than as a result of having a Disability, or a breach of any applicable invention assignment, confidentiality, non-competition, non-solicitation, restrictive covenant, or similar agreement between the Company or a Subsidiary or other affiliate of the Company and the Participant;

(v) the Participant’s violation of the code of ethics of the Company or any Subsidiary;

(vi) the Participant’s disregard of the policies of the Company or any Subsidiary or other affiliate of the Company so as to cause loss, harm, damage, or injury to the property, reputation, or employees of the Company or a Subsidiary or other affiliate of the Company; or

(vii) any other misconduct by the Participant which is injurious to the financial condition or business reputation of, or is otherwise injurious to, the Company or a Subsidiary or other affiliate of the Company.

(g) “Change in Control” means the occurrence of any of the following events:

(i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities;

(ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the Effective Date, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the Company’s (or such surviving entity or its parent outstanding immediately after such merger or consolidation) outstanding voting securities.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement, the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Code Section 409A.

(h) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i) “Company” means Marine Thinking Holdings Inc., a Canadian corporation, or any successor thereto.

(j) “Consultant” means a consultant or adviser who provides bona fide services to the Company, its Parent, or any Subsidiary as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

(k) “Director” means a member of the Board.

(l) “Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of an Award other than an Incentive Stock Option, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(m) “Effective Date” shall have the meaning set forth in Section 15.

(n) “Employee” means any person, including officers and Directors, employed by the Company, its Parent, or any Subsidiary. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p) “Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(i) if the Shares are readily tradable on an established securities market, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for a Share for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) if the Shares are not readily tradable on an established securities market, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time. In addition, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A. The Administrator’s determination shall be conclusive and binding on all persons.

(q) “Incentive Stock Option” means a Stock Option intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

(r) “Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Exchange Act Rule 16b-3.

(s) “Nonqualified Stock Option” means a Stock Option that by its terms, or in operation, does not qualify or is not intended to qualify as an Incentive Stock Option.

(t) “Other Stock-Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 10.

(u) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(v) “Participant” means the holder of an outstanding Award granted under the Plan.

(w) “Period of Restriction” means the period during which the transfer of Restricted Stock is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of certain performance criteria, or the occurrence of other events as determined by the Administrator.

(x) “Plan” means this Marine Thinking Holdings Inc. 2025 Equity Incentive Plan.

(y) “Restricted Stock” means Shares, subject to a Period of Restriction or certain other specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 8 or issued pursuant to the early exercise of a Stock Option.

(z) “Restricted Stock Unit” or “RSU” means an unfunded and unsecured promise to deliver Shares, cash, other securities, or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9.

(aa) “Service” means service as a Service Provider. In the event of any dispute over whether and when Service has terminated, the Administrator shall have sole discretion to determine whether such termination has occurred and the effective date of such termination. The Participant’s Service shall not be deemed to have terminated merely because of a change in capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service.

(bb) “Service Provider” means an Employee, Director, or Consultant, including any prospective Employee, Director, or Consultant who has accepted an offer of employment or service and will be an Employee, Director, or Consultant after the commencement of their service.

(cc) “Shares” means the Company’s ordinary shares, par value of $0.0001 per share or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

(dd) “Stock Appreciation Right” or “SAR” means an Award pursuant to Section 7 that is designated as a SAR.

(ee) “Stock Option” means an option granted pursuant to the Plan to purchase Shares, whether designated as an Incentive Stock Option or a Nonqualified Stock Option.

(ff) “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

3. Shares Available for Awards.

(a) Basic Limitation. Subject to the provisions of Section 13, the maximum aggregate number of Shares that may be issued under the Plan is [●]1 (the “Plan Share Limit”). The Shares subject to the Plan may be authorized, but unissued, or reacquired shares.

(b) Awards Not Settled in Shares Delivered to Participant. Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if the Shares are tendered or withheld to satisfy any tax withholding obligations, the number of the Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan, although such Shares shall not again become available for issuance as Incentive Stock Options.

(c) Cash-Settled Awards. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(d) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(e) Code Section 422 Limitations. No more than [●]2 Shares (subject to adjustment pursuant to Section 13) may be issued under the Plan upon the exercise of Incentive Stock Options.

(f) Share Reserve. The Company, during the term of the Plan, shall at all times keep available such number of Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

(g) Substitute Awards. Awards may, in the sole discretion of the Administrator, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company, its Parent, or any Subsidiary or with which the Company, its Parent, or any Subsidiary combines (“Substitute Awards”). Substitute Awards shall not be counted against the Plan Share Limit; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the Incentive Stock Option limit in Section 3(e).

[1]	15% of the aggregate number of Shares issued and outstanding immediately after the Closing (as calculated after giving effect to the Redemption), on a fully-diluted basis.

[2]	The ISO limit will be equal to the Plan Share Limit.

4. Administration. The Plan will be administered by the Administrator.

(a) Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion t:

(i) determine Fair Market Value;

(ii) select the Service Providers to whom Awards may be granted;

(iii) determine the type or types of Awards to be granted to Participants under the Plan and number of the Shares to be covered by each Award;

(iv) approve forms of Award Agreements for use under the Plan;

(v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award. Such terms and conditions include, but are not limited to, the exercise price or purchase price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting criteria or Periods of Restriction, any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) construe and interpret the terms of the Plan, any Award Agreement, and Awards granted pursuant to the Plan;

(vii) prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable tax laws;

(viii) modify or amend each Award (subject to Section 15(c)), including (A) the discretionary authority to extend the post-termination exercisability period of Awards and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix) allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of the Shares or cash having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) allow a Participant to defer the receipt of the payment of cash or the delivery of the Shares that would otherwise be due to such Participant under an Award, subject to compliance (or exemption) from Code Section 409A;

(xii) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(xiii) determine whether Awards will be settled in cash, Shares, other securities, other property, or in any combination thereof;

(xiv) determine whether Awards will be adjusted for dividend equivalents;

(xv) create Other Stock-Based Awards for issuance under the Plan;

(xvi) impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any securities issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xvii) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(xviii) make all other determinations and take any other action deemed necessary or advisable for administering the Plan and due compliance with Applicable Laws, stock market or exchange rules or regulations or accounting or tax rules or regulations.

(b) Prohibition on Repricing. Notwithstanding anything to the contrary in Section 4(a) and except for an adjustment pursuant to Section 13 or a repricing approved by stockholders, in no case may the Administrator (i) amend an outstanding Stock Option or SAR to reduce the exercise price of the Award, (ii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for cash or other awards for the purpose of repricing the Award, or (iii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for an option or SAR with an exercise price that is less than the exercise price of the original Award.

(c) Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

(d) Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after the institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

(e) Delegation of Authority. Except to the extent prohibited by Applicable Laws, the Administrator may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with Applicable Laws (except that such delegation shall not apply to any Award for a Participant then covered by Section 16 of the Exchange Act), and the Administrator may delegate to one or more committees of the Board (which may consist solely of one Director) some or all of its authority under this Plan, including the authority to grant all types of Awards, in accordance with Applicable Laws. Such delegation may be revoked at any time. The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(f) Indemnification.

(g) Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all persons, including Participants and any other holders of Awards.

5. Eligibility.

(a) Eligible Participants. The Administrator has the discretion to select any Service Provider to receive an Award, although Incentive Stock Options may be granted only to Employees. Designation of a Participant in any year shall not require the Administrator to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year. The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

(b) Award Agreements. Awards shall be evidenced by Award Agreements (which need not be identical) in such forms as the Administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreements, the provisions of the Plan shall prevail.

(c) Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with Applicable Laws. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

6. Stock Options. The Administrator, at any time and from time to time, may grant Stock Options under the Plan to Service Providers. Each Stock Option shall be subject to such terms and conditions consistent with the Plan as the Administrator may impose from time to time, subject to the following limitations:

(a) Exercise Price. The per share exercise price for Shares to be issued pursuant to exercise of a Stock Option will be determined by the Administrator, but shall not be less than 100% of the Fair Market Value per Share on the date of grant.

(b) Exercise Period. Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that no Stock Option shall be exercisable later than ten (10) years after the date it is granted. Stock Options shall terminate at such earlier times and upon such conditions or circumstances as the Administrator shall in its discretion set forth in such Award Agreement at the date of grant; provided, however, the Administrator may, in its sole discretion, later waive any such condition.

(c) Payment of Exercise Price. To the extent permitted by Applicable Laws, the Participant may pay the Stock Option exercise price by:

(i) cash;

(ii) check;

(iii) if approved by the Administrator, as determined in its sole discretion, surrender of other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);

(iv) if approved by the Administrator, as determined in its sole discretion, by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the exercise price may be satisfied, in whole or in part, with Shares subject to the Stock Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price;

(v) if approved by the Administrator, as determined in its sole discretion, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall receive the number of Shares underlying the Stock Option so exercised reduced by the number of Shares equal to the aggregate exercise price of the Stock Option divided by the Fair Market Value on the date of exercise;

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii) any combination of the foregoing methods of payment.

(d) Exercise of Stock Option.

(i) Procedure for Exercise. Any Stock Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. A Stock Option may not be exercised for a fraction of a Share. Exercising a Stock Option in any manner will decrease the number of Shares thereafter available for purchase under the Stock Option, by the number of Shares as to which the Stock Option is exercised.

(ii) Exercise Requirements. A Stock Option will be deemed exercised when the Company receives: (A) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Stock Option, and (B) full payment of the exercise price (including provision for any applicable tax withholding).

(iii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, the Participant may exercise the Stock Option within such period of time as is specified in the Award Agreement to the extent that the Stock Option is vested on the date of termination (but in no event later than the expiration of the term of such Stock Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Stock Option will remain exercisable for three (3) months (or twelve (12) months in the case of termination on account of Disability or death) following the Participant’s termination. If a Participant commits an act of Cause, all vested and unvested Stock Options shall be forfeited as of such date. Unless otherwise provided by the Administrator, if on the date of termination, the Participant is not vested as to a Stock Option, the Shares covered by the unvested portion of the Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination, the Participant does not exercise a Stock Option as to all of the vested Shares within the time specified by the Administrator, the Stock Option will terminate, and remaining Shares covered by such Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iv) Extension of Exercisability. A Participant may not exercise a Stock Option at any time that the issuance of Shares upon such exercise would violate Applicable Laws. Except as otherwise provided in the Award Agreement, if a Participant ceases to be a Service Provider for any reason other than for Cause and, at any time during the last thirty (30) days of the applicable post-termination exercise period: (A) the exercise of the Participant’s Stock Option would be prohibited solely because the issuance of Shares upon such exercise would violate Applicable Laws, or (B) the immediate sale of any Shares issued upon such exercise would violate the Company’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term.

(v) Beneficiary. If a Participant dies while a Service Provider, the Stock Option may be exercised following the Participant’s death by the Participant’s designated beneficiary, provided such beneficiary has been designated and received by the Administrator prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been properly designated by the Participant, then such Stock Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Stock Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(vi) Stockholder Rights. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent or depositary of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Stock Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13 or the applicable Award Agreement.

(e) Incentive Stock Option Limitations.

(i) Each Stock Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company, its Parent, or any Subsidiary) exceeds $100,000 (or such other limit established in the Code), such Stock Options will be treated as Nonqualified Stock Options. For purposes of this subsection, Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Stock Option is granted.

(ii) In the case of an Incentive Stock Option, the exercise price will be determined by the Administrator, but shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. The term of any Incentive Stock Option will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Parent, or any Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement and the exercise price shall not be less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(iii) No Stock Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Code Section 422(b)(1), provided that any Stock Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Stock Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained.

(iv) In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Code Section 422. If for any reason a Stock Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Stock Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

7. Stock Appreciation Rights. The Administrator, at any time and from time to time, may grant SARs to Service Providers. Each SAR shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a) SAR Award Agreement. Each SAR will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any SAR.

(c) Exercise Price and Other Terms. The per share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a SAR will be determined by the Administrator, but shall not be less than 100% of the Fair Market Value per Share on the date of grant, along with the other the terms and conditions of any SAR granted under the Plan.

(d) Expiration of Stock Appreciation Rights. A SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and exercise also will apply to SARs.

(e) Payment of Stock Appreciation Right Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

(f) Payment Form. At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares, other securities, or other property of equivalent value, or in some combination thereof.

(g) Tandem Awards. Any Stock Option granted under this Plan may include tandem SARs (i.e., SARs granted in conjunction with an Award of Stock Options under this Plan). The Administrator also may award SARs to a Service Provider independent of any Stock Option.

8. Restricted Stock. The Administrator, at any time and from time to time, may grant Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine, subject to the following limitations:

(a) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Restricted Stock may be awarded in consideration for (i) cash, check, bank draft or money order payable to the Company, (ii) past services to the Company, its Parent, or any Subsidiary, or (iii) any other form of legal consideration (including future services) that may be acceptable to the Administrator, in its sole discretion, and permissible under Applicable Laws.

(b) Removal of Restrictions. Unless the Administrator determines otherwise, Restricted Stock will be held by the Company as escrow agent until the restrictions on such Restricted Stock have lapsed. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(c) Voting Rights. During the Period of Restriction, a Participant holding Restricted Stock may exercise the voting rights applicable to those restricted Shares, unless the Administrator determines otherwise.

(d) Dividends and Other Distributions. During the Period of Restriction, a Participant holding Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Restricted Stock unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, such Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid.

(e) Transferability. Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(f) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

9. Restricted Stock Units (RSUs). The Administrator, at any time and from time to time, may grant RSUs under the Plan to Service Providers. Each RSU shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a) RSU Award Agreement. Each Award of RSUs will be evidenced by an Award Agreement that will specify the terms, conditions, and restrictions related to the grant, including the number of RSUs and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or Service), or any other basis determined by the Administrator in its discretion.

(c) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d) Form and Timing of Payment. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned RSUs in cash, Shares, other securities, other property, or a combination of both.

(e) Voting and Dividend Equivalent Rights. The holders of RSUs shall have no voting rights as the Company’s stockholders. Prior to settlement or forfeiture, RSUs awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Share while the RSU is outstanding. Dividend equivalents may be converted into additional RSUs. Settlement of dividend equivalents may be made in the form of cash, Shares, other securities, other property, or in a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they attach.

(f) Cancellation. On the date set forth in the Award Agreement, all unearned RSUs will be forfeited to the Company.

10. Other Stock-Based Awards. Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock-Based Awards shall be made, the amount of such Other Stock-Based Awards, and all other conditions of the Other Stock-Based Awards including any dividend and/or voting rights.

11. Vesting.

(a) Vesting Conditions. Each Award may or may not be subject to vesting, a Period of Restriction, and/or other conditions as the Administrator may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. Vesting conditions may include Service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. Unless specifically set forth in the Award Agreement, Awards shall not be considered subject to any performance-based condition. An Award Agreement may provide for accelerated vesting upon certain specified events.

(b) Performance Criteria. The Administrator may establish performance-based conditions for an Award as specified in the Award Agreement, which may be based on business criteria or other performance measures determined by the Administration in its discretion. The Administrator also has the authority to provide for accelerated vesting of any Award based on the achievement of performance criteria specified in this paragraph.

(c) Default Vesting. Unless otherwise set forth in an individual Award Agreement, each Award shall vest over a four (4) year period, with one-quarter (1/4) of the Award vesting on the first annual anniversary of the date of grant, with the remainder of the Award vesting monthly thereafter.

(d) Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any Employee’s unpaid leave of absence, including sick leave, military leave or any other personal or family leave. In such cases, vesting will resume on the date the Employee returns to work on a regular schedule as determined by the Administrator; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence except as required by Applicable Laws. A Service Provider will not cease to be an Employee in the case of any leave of absence approved by the Company or the employing Subsidiary, although any leave of absence not provided for in the applicable employee manual of the Company or employing Subsidiary needs to be approved by the Administrator. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or employing Subsidiary is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for federal tax purposes as a Nonqualified Stock Option.

(e) Reduced Time Commitment. In the event a Service Provider’s regular level of time commitment in the performance of services for the Company, its Parent, or any Subsidiary is reduced (for example, and without limitation, if the Service Provider is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Service Provider, the Administrator has the right in its sole discretion to (i) make a corresponding reduction in the number of Shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Service Provider will have no right with respect to any portion of the Award that is so reduced or extended.

12. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to the Participant’s estate or legal representative, and may be exercised, during the lifetime of the Participant, only by the Participant, although the Administrator, in its discretion, may permit Award transfers for purposes of estate planning or charitable giving. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

13. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class, and price of Shares subject to outstanding awards, and the numerical limits in Section 3. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator, in its discretion, may provide for a Participant to have the right to exercise an Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not be vested or otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse one hundred percent (100%), and that any Award vesting shall accelerate one hundred percent (100%), provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) In the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per ordinary share received or to be received by other shareholders of the Company in the event. In the case of any Option or Stock Appreciation Right with an exercise price (or SAR Exercise Price in the case of a Stock Appreciation Right) that equals or exceeds the price paid for a share in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

(ii) The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

(iii) Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise the Award as to all of the Shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If a Stock Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Stock Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Stock Option or SAR shall terminate upon the expiration of such period.

(iv) For the purposes of this Section 13(c), the Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common shares of the acquiring or successor corporation or its parent, the Administrator may, with the consent of the acquiring or successor corporation, provide for the consideration to be received, for each Share subject to the Award, to be solely common shares of the acquiring or successor corporation or its parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Change in Control is delayed as a result of escrows, earn outs, holdbacks, or any other contingencies. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

14. Taxes.

(a) General. It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Administrator or the Company, for the satisfaction of any federal, state, local, or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Administrator after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. The Company shall not be required to issue any Shares or make any cash payment under the Plan unless such obligations are satisfied.

(b) Share Withholding. To the extent that Applicable Laws subject a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company, its Parent, or a Subsidiary withhold all or a portion of any Share that otherwise would be issued to such Participant or by surrendering all or a portion of any Share that the Participant previously acquired. Such Share shall be valued on the date withheld or surrendered. Any payment of taxes by assigning Shares to the Company, its Parent, or a Subsidiary may be subject to restrictions, including any restrictions required by the Securities and Exchange Commission, accounting, or other rules.

(c) Discretionary Nature of Plan. The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments. Unless otherwise required by Applicable Laws, the benefits and rights provided under the Plan are not to be considered part of a Participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits, or rights of any kind. By acceptance of an Award, a Participant waives any and all rights to compensation or damages as a result of the termination of Service for any reason whatsoever insofar as those rights result or may result from this Plan or any Award.

(d) Code Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A, the Award will be granted, paid, settled, or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement, or deferral will not be subject to the additional tax or interest applicable under Code Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

(e) Deferral of Award Settlement. The Administrator, in its discretion, may permit selected Participants to elect to defer distributions of Restricted Stock or RSUs in accordance with procedures established by the Administrator to assure that such deferrals comply with applicable requirements of the Code. Any deferred distribution, whether elected by the Participant or specified by the Award Agreement or the Administrator, shall comply with Code Section 409A, to the extent applicable.

(f) Limitation on Liability. Neither the Company, nor its Parent, nor any Subsidiary, nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

15. Miscellaneous.

(a) No Rights as a Service Provider. Neither the Plan, nor an Award Agreement, nor any Award shall confer upon a Participant any right with respect to continuing a relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company, its Parent, or any Subsidiary to terminate such relationship at any time, with or without cause.

(b) Recoupment Policy. All Awards granted under the Plan, all amounts paid under the Plan and all Shares issued under the Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with Applicable Laws and with Company policy (whenever adopted) regarding same, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other Applicable Laws, as well as any implementing regulations and/or listing standards.

(c) Amendment of the Plan and Awards.

(i) Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

(ii) Stockholder Approval. The Company may obtain stockholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws, including any amendment that (i) increases the number of Shares available for issuance under the Plan or (ii) changes the persons or class of persons eligible to receive Awards.

(iii) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will materially impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company, or as required by Applicable Laws. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(iv) Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

(d) Conditions Upon Issuance of Shares.

(i) Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(ii) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required or desirable.

(e) Severability. Notwithstanding any contrary provision of the Plan or an Award Agreement, if any one or more of the provisions (or any part thereof) of this Plan or an Award Agreement shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award Agreement, as applicable, shall not in any way be affected or impaired thereby.

(f) Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

(g) Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. All Awards hereunder are contingent on approval of the Plan by stockholders. Notwithstanding any other provision of this Plan, if the Plan is not approved by the stockholders within twelve (12) months after the date the Plan is adopted, the Plan and any Awards hereunder shall be automatically terminated.

(h) Choice of Law. The Plan will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles.

(i) Effective Date of Plan. The Plan shall be effective as of [DATE], 2023, the date on which the Plan was adopted by the Board (the “Effective Date”), but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

(j) Termination or Suspension of the Plan. Unless terminated earlier under Section 15(c), this Plan shall terminate on [DATE], 2033, ten years after the Effective Date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 16.1 hereof. No awards may be granted under the Plan while the Plan is suspended or after it is terminated.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Item 21. Exhibits.

(a) The following exhibits are filed as part of this registration statement, including those incorporated herein by reference:

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of October 29, 2025, by and among the SPAC, the Company, and the Amalgamation Sub (incorporated herein by reference to Exhibit 2.1 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
3.1†	Third Amended and Restated Memorandum and Articles of Associate of the SPAC, dated June 30, 2025. (incorporated herein by reference to Exhibit 3.1 to Form 8-K as filed with the Securities and Exchange Commission on July 2, 2025)
3.2*	Form of Certificate of Incorporation of the SPAC, to become effective upon the SPAC Continuance (included as Annex B to the proxy statement/prospectus).
3.3*	Form of Bylaws of the SPAC, to become effective upon the SPAC Continuance (included as Annex C to the proxy statement/prospectus).
4.1†	Specimen Unit Certificate of the SPAC (incorporated herein by reference to Exhibit 4.1 to Form S-1 as filed with the Securities and Exchange Commission on June 28, 2024).
4.2†	Specimen Ordinary Share Certificate of the SPAC (incorporated herein by reference to Exhibit 4.2 to Form S-1 as filed with the Securities and Exchange Commission on June 28, 2024).
4.3†	Specimen Right Certificate of SPAC (incorporated herein by reference to Exhibit 4.3 to Form S-1 as filed with the Securities and Exchange Commission on June 28, 2024).
4.4*	Form of Specimen Ordinary Share Certificate of the SPAC.
5.1*	Opinion of DLA Piper (Canada) LLP as to the validity of SPAC Shares.
10.1†	Unit Subscription Agreement dated July 21, 2024, between the SPAC and the Sponsor. (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on July 8, 2024).
10.2†	Securities Transfer Agreement, dated June 27, 2024, among the SPAC, the Sponsor, and certain directors of the SPAC (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the Securities and Exchange Commission on July 8, 2024).
10.3†	Registration Rights Agreement, dated July 2, 2024, between the SPAC, the Sponsor, and officers and directors of the SPAC. (incorporated herein by reference to Exhibit 10.4 to Form 8-K as filed with the Securities and Exchange Commission on July 8, 2024)
10.4†	Letter Agreement, dated July 2, 2024, among the SPAC, the Sponsor, and officers and directors of the SPAC. (incorporated herein by reference to Exhibit 10.5 to Form 8-K as filed with the Securities and Exchange Commission on July 8, 2024).
10.5†	Form of Indemnity Agreement, between the SPAC and the officers and directors of the SPAC. (incorporated herein by reference to Exhibit 10.6 to Form 8-K as filed with the Securities and Exchange Commission on July 8, 2024).
10.6†	Administrative Service Agreement, dated July 2, 2024, between the Company and the Sponsor. (incorporated herein by reference to Exhibit 10.7 to Form 8-K as filed with the Securities and Exchange Commission on July 8, 2024).
10.7†	Share Purchase Option dated March 20, 2025 issued by Hercules Capital Management Corp. (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on March 24, 2025).
10.8†	Rights Agreement, dated July 2, 2024, between the SPAC and Continental Stock Transfer & Trust Company, as rights agent. (incorporated herein by reference to Exhibit 4.1 to Form 8-K as filed with the Securities and Exchange Commission on July 8, 2024).
10.9†	Indemnity Agreement dated March 20, 2025, by and between the Company and Cameron R. Johnson, as the director of the Company. (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the Securities and Exchange Commission on March 24, 2025)

10.10†	Amendment to the Investment Management Trust Agreement dated June 30, 2025, between the SPAC and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2025).
10.11†	Extension Promissory Note dated August 4, 2025, issued by the SPAC to Hercules Capital Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2025).
10.12†	Sponsor Promissory Note dated August 25, 2025, issued by the SPAC to Hercules Capital Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2025).
10.13†	Extension Promissory Note dated September 3, 2025, issued by the Company to Hercules Capital Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2025).
10.14†	Extension Promissory Note dated October 6, 2025, issued by the Company to Hercules Capital Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2025).
10.15†	Support Agreement, dated as of October 29, 2025 by and among Hercules Capital Management Corp, Eureka Acquisition Corp and Marine Thinking Inc. (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
10.16†	Voting Agreement, dated as of October 29, 2025 by and among certain shareholders of Marine Thinking Inc., Eureka Acquisition Corp and Marine Thinking Inc. (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
10.17†	Form of Registration Rights Agreement, by and among Eureka Acquisition Corp, Marine Thinking Holdings Inc., Hercules Capital Management Corp and certain other parties. (incorporated herein by reference to Exhibit 10.3 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
10.18†	Form of Lock-Up Agreement, by Hercules Capital Management Corp and certain shareholders of Marine Thinking Inc. (incorporated herein by reference to Exhibit 10.4 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
10.19†	Option Purchase Agreement, by and between Hercules Capital Management Corp and Marine Thinking Inc. (incorporated herein by reference to Exhibit 10.5 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
10.21+	Amendment to Option Purchase Agreement, by and between Hercules Capital Management Corp and Marine Thinking Inc., dated September 2, 2025.
10.22†	Option Assignment Agreement, by and between Marine Thinking Inc. and 17323204 Canada Inc. (incorporated herein by reference to Exhibit 10.6 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
10.23†	Finder’s Agreement, dated April 1, 2025, by and between Eureka Acquisition Corp and Alpha Innovators Limited. (incorporated herein by reference to Exhibit 10.7 to Form 8-K as filed with the Securities and Exchange Commission on November 3, 2025).
10.24†	Extension Promissory Note dated November 4, 2025, issued by the Company to Hercules Capital Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2025).
10.25†	Extension Promissory Note dated December 4, 2025, issued by the Company to Hercules Capital Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2025).
21.1*	List of subsidiaries of the Company.
23.1*	Consent of Marcum Asia CPAs LLP, independent registered accounting firm for the SPAC.
23.2*	Consent of MNP LLP, independent registered public accounting firm for the Company.
23.4*	Consent of [*] (included in Exhibit 5.1).
23.5*	Consent of King Kee Appraisal and Advisory Limited.
24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement).
99.1*	Form of proxy card.
99.2*	Consent of [name] to be named as a director.
99.3*	Consent of [name] to be named as a director.
99.4*	Consent of [name] to be named as a director.
99.5*	Consent of [name] to be named as a director.
99.6*	Code of Business Conduct and Ethics of the SPAC.
99.7*	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to the Annal Report on Form 10-K filed with the Securities and Exchange Commission on December 26, 2024).
99.8*	Fairness Opinion of King Kee Appraisal and Advisory Limited.
107*	Filing Fee Table

†	Previously filed and incorporated by reference

+	Filed herewith

*	To be filed by amendment.

**	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5)	That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That, for the purpose of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(ii)	To arrange or provide for a facility in the United States for purposes of responding to such requests.

(9)	To file a post-effective amendment to this registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 will not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(10)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [place] on the 16th day of March, 2026.

EUREKA ACQUISITION CORP

By:
Name:
Title:

POWER OF ATTORNEY

Each of the undersigned executive officers and directors of Eureka Acquisition Corp, hereby severally constitutes and appoints [name] and [name] as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 413 or 462 under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

NAME	POSITION	DATE

	Chief Executive Officer, Chairman and Director	March 16, 2026
Fen Zhang	(Principle Executive Officer)

	Chief Financial Officer	March 16, 2026
Zhechen Wang	(Principal Accounting and Financial Officer)

	Director	March 16, 2026
Cameron Johnson

	Director	March 16, 2026
Lauren Simmons

	Director	March 16, 2026
Kevin McKenzie

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [place] on the 16th  day of March, 2026.

MARINE THINKING INC.

By:
	Name:	Patrick Kira Sapphire
	Title:	Chairman of the Board

POWER OF ATTORNEY

Each of the undersigned executive officers and directors of Marine Thinking Inc. hereby severally constitutes and appoints [name] and [name] as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 413 or 462 under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

NAME	POSITION	DATE

	Executive Director	March 16, 2026
Lishao Wang

	Chief Executive Officer	March 16, 2026
Sebastien Pare

	Chief Financial Officer, Director	March 16, 2026
Yongbiao Ding

	Vice President	March 16, 2026
Wenwen Pei

	Chief Product Officer and Head of Operations	March 16, 2026
Tianye Wang

	Senior Tech-Lead of Autonomous Navigation Lab	March 16, 2026
Liang Huang

	Independent Director	March 16, 2026
Tony Tse

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized U.S. representative of Marine Thinking Inc. has signed this registration statement in [●], on the [●] day of [●], 2026.

Authorized U.S. Representative Cogency Global Inc.

By:
	Name:	Collen A. De Vries
	Title:	Senior Vice President